Filed pursuant to Rule 424b(4)
Registration No. 333-287604
Prospectus
31,600,000 Shares
Galaxy Digital Inc.
Class A common stock
We are offering 26,400,000 shares of our Class A common stock. The selling stockholders identified in this prospectus, including our Founder (as defined below), are offering an additional 5,200,000 shares of our Class A common stock.
This is our first underwritten public offering of Class A common stock as a listed company on the Nasdaq Global Select Market (“Nasdaq”).
Our Class A common stock is listed on Nasdaq and the Toronto Stock Exchange (the “TSX”) under the symbol “GLXY”. On May 29, 2025, the last reported sale price of our Class A common stock on Nasdaq was $19.60 per share.
We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders in this offering. We intend to use all of the net proceeds we receive from this offering to purchase newly issued units (“LP Units”) of Galaxy Digital Holdings LP (“GDH LP”) from GDH LP at a price per LP Unit equal to the public offering price per share of Class A common stock in this offering less the underwriting discount. We will purchase a number of LP Units that is equal to the number of shares of Class A common stock that we sell in this offering. We do not expect to retain any of the net proceeds we receive from this offering.
GDH LP intends to use the proceeds that it receives from our purchase of its LP Units to finance the continued expansion of its artificial intelligence and high-performance computing infrastructure at its Helios data center campus in the panhandle region of West Texas, and for general corporate purposes.
We are a holding company and, as a result of the Reorganization Transactions (a series of transactions described further elsewhere in our prospectus), our principal assets are our direct ownership of (i) certain LP Units that we currently hold in addition to those LP Units that we will acquire in connection with this offering, which entitle us to a corresponding percentage ownership of the economic interest in GDH LP (and as a result, Galaxy’s business), and (ii) all of the general partnership interests of GDH LP, which entitles us to operate and control all of the business and affairs of GDH LP as its sole general partner, and, through GDH LP and its subsidiaries, to conduct all of Galaxy’s business. Immediately after this offering, we will own 44.2% of the total economic interest in GDH LP (or 45.5% if the underwriters exercise in full their option to purchase additional shares of Class A common stock from our Founder). The remaining economic interest in GDH LP is owned by entities controlled by Michael Novogratz, our CEO and Founder (our “Founder”) and certain other limited partners of GDH LP, in each case, through their respective ownership of LP Units.
Immediately after this offering, our Founder will continue to own, indirectly through entities controlled by him, shares of our Class A common stock and Class B common stock entitling him to approximately 53.4% of our total voting power (or 52.2% of our total voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and, so long as he owns a controlling interest in our common stock, he will be able to control any action requiring the general approval of our stockholders, including the election and removal of directors, any amendments to our certificate of incorporation and the approval of any merger or sale of all or substantially all of our assets. Accordingly, we will remain a “controlled company” within the meaning of the corporate governance rules of Nasdaq and may elect not to comply with certain corporate governance standards. However we do not currently intend to rely on any of these exemptions and may not elect to do so in the future without approval of our independent directors. See “Risk Factors—Risks Related to Our Organizational Structure, our Class A Common Stock and this Offering—We are, and expect to be following this offering, a “controlled company” within the meaning of Nasdaq rules and, as a result, qualify for, and could elect to rely on, exemptions from certain corporate governance requirements,” “Management—Board of Directors—Controlled Company Exemption” and “Principal and Selling Stockholders.”
Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 27.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$19.0000	$600,400,000
Underwriting discount (1)	$0.9025	$28,519,000
Proceeds to GDI, before expenses	$18.0975	$477,774,000
Proceeds to selling stockholders, before expenses	$18.0975	$94,107,000
__________________
(1)See “Underwriting” for a description of the compensation payable to the underwriters.
To the extent that the underwriters sell more than 31,600,000 shares of Class A common stock, our Founder has granted the underwriters an option for a period of 30 days to purchase up to an additional 4,740,000 shares of Class A common stock at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares to purchasers against payment on or about June 3, 2025.

Goldman Sachs & Co. LLC	Jefferies	Morgan Stanley

Canaccord Genuity	Cantor	Keefe, Bruyette & Woods A Stifel Company	Piper Sandler	BTIG

ATB Capital Markets	The Benchmark Company	Compass Point	H.C. Wainwright & Co.	Rosenblatt
Galaxy Digital Partners (solely as a strategic advisor)
Prospectus dated May 29, 2025

We expect that delivery of the shares of Class A common stock will be made against payment therefor on or about June 3, 2025, which will be the second business day following the trade date for the shares of Class A common stock (such settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their shares of Class A common stock on any date prior to the date of delivery will be required, by virtue of the fact that the shares of Class A common stock initially will settle in T+2, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement and should consult their own advisors.

ABOUT THIS PROSPECTUS
In this prospectus, unless otherwise stated or the context otherwise requires, the “Company,” “we,” “our,” “us,” “Galaxy” and similar references refer, (1) prior to the consummation of the Reorganization Transactions, to Galaxy Digital Holdings Ltd. (“GDHL”) and GDH LP and its consolidated subsidiaries, and (2) subsequent to the Reorganization Transactions, to Galaxy Digital Inc. (“GDI”) and its consolidated subsidiaries (including GDH LP and its subsidiaries).
None of us, the selling stockholders or the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you and which has been filed with the SEC. None of us, the selling stockholders or the underwriters take any responsibility for, or provide any assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition and results of operations may have changed since that date.
For investors outside the United States: None of us, the selling stockholders or the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside the United States.

BASIS OF PRESENTATION
Galaxy’s business is operated through GDH LP and its subsidiaries.
Prior to the consummation of the Reorganization Transactions, GDI was a newly incorporated “business combination related shell company” as such term is defined in Rule 405 of the Securities Act, with nominal assets and operations, which was formed primarily for the purpose of consummating the Reorganization Transactions.
Prior to the consummation of the Reorganization Transactions, GDHL held a minority economic interest in GDH LP via its indirect ownership of Class A Units of GDH LP, accounted for as an equity method investment. In a series of transactions ultimately consummated on May 13, 2025, GDHL effected (i) a deregistration under the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation of GDHL was transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Domestication”) and GDHL was renamed Galaxy Digital Holdings Inc. (“GDH Delaware”), and (ii) certain related corporate reorganization transactions and amendments of applicable governing documents described herein (collectively with the Domestication, the “Reorganization”). In the Domestication, all of the issued and outstanding Class A ordinary shares of GDHL converted, automatically and by operation of law, into an equivalent number of shares of Class A common stock of GDH Delaware and GDH Delaware was, pursuant to its post-Domestication certificate of incorporation, authorized to issue up to 500 million shares of Class B common stock. Following the Reorganization, GDH Delaware merged with and into GDI, with GDI continuing as the surviving entity (the “Reorganization Merger”). In the Reorganization Merger, GDH Delaware shareholders received shares of our Class A common stock and Class B common stock in exchange for their shares of Class A common stock and Class B common stock of GDH Delaware, respectively. As a result of the Reorganization and the Reorganization Merger (together, the “Reorganization Transactions”), GDI succeeded GDHL as the publicly traded company in which existing holders of GDHL ordinary shares own their equity interests.
Following the consummation of the Reorganization Transactions, GDH LP became the predecessor of GDI for financial reporting purposes, in what is commonly referred to as an umbrella partnership corporation (“Up-C”), structure. GDI’s principal assets are its direct ownership of (i) certain LP Units, which entitle it to a corresponding percentage ownership of the economic interest in GDH LP (and as a result, Galaxy’s business), and (ii) the general partnership interests of GDH LP, which entitle it to operate and control all of the business and affairs of GDH LP as its sole general partner, and, through GDH LP and its subsidiaries, to conduct all of Galaxy’s business. As a result, following the Reorganization Transactions, GDH LP will be consolidated in the financial statements of GDI. The financial position and results of operations attributable to the LP Units that GDI does not own are reported separately as a noncontrolling interest.
In this prospectus, all references to “$” and “USD” mean U.S. dollars and all references to “C$” and “CAD” mean Canadian dollars. Any conversion from U.S. dollars to Canadian dollars (or vice versa) has been determined by converting such currencies at the foreign exchange rate published by the Bank of Canada as of the date indicated.
Unless otherwise indicated, the shares and percentages of shares outstanding presented in this prospectus are as of May 23, 2025.

TRADEMARKS AND SERVICE MARKS
The Galaxy logos, and other trade names, trademarks or service marks of Galaxy appearing in this prospectus, are the property of Galaxy. Other trade names, trademarks or service marks appearing in this prospectus are the property of their respective holders. Solely for convenience, trade names, trademarks and service marks referred to in this prospectus appear without the ®, ™ and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trade names, trademarks and service marks.
BLOOMBERG is a trademark or service mark of Bloomberg Finance L.P. GALAXY is a trademark of Galaxy Digital Capital Management LP. Bloomberg Finance L.P. and its affiliates (collectively, “Bloomberg”) are not affiliated with Galaxy Digital Capital Management LP and its affiliates (collectively, “Galaxy”). Bloomberg’s association with Galaxy is to act as the administrator and calculation agent of the Bloomberg Galaxy Crypto Index (the “Index”), which is the property of Bloomberg. Neither Bloomberg nor Galaxy guarantee the timeliness, accurateness, or completeness of any data or information relating to the Index or results to be obtained. Neither Bloomberg nor Galaxy make any warranty, express or implied, as to the Index, any data or values relating thereto or any financial product or instrument linked to, using as a component thereof or based on the Index (“Products”) or results to be obtained therefrom, and expressly disclaims all warranties of merchantability and fitness for a particular purpose with respect thereto. To the maximum extent allowed by law, Bloomberg, Galaxy and its or their licensors, and its and their respective employees, contractors, agents, suppliers, and vendors shall have no liability or responsibility whatsoever for any injury or damages—whether direct, indirect, consequential, incidental, punitive, or otherwise—arising in connection with the Index, any data or values relating thereto or any Products—whether arising from their negligence or otherwise.

A LETTER FROM MICHAEL NOVOGRATZ, OUR FOUNDER AND CEO
Dear prospective investors,
My career as a macro investor has taught me that recognizing global trends early is critical to navigating risk and seizing opportunities. When I first stepped onto Wall Street over three decades ago, I entered a world buzzing with ambition, innovation, and endless possibility. Over the next two decades at Goldman Sachs and then at Fortress Investment Group, I witnessed firsthand how pivotal moments in finance can reshape industries, economies, and lives.
Nothing exemplified that realization more than the 2008 Global Financial Crisis. That seismic event compelled me to look beyond the boundaries of traditional finance. It became clear to me that the future belonged to those who are willing to embrace change and venture into new frontiers.
In 2013, my journey led me to make my first investment in bitcoin. I immediately recognized its potential as both a store of value and hedge against currency debasement. Bitcoin and the blockchain technology that powers it were not merely offering incremental changes. Both represented a fundamental shift in the concepts of finance, trust, and value. What began as a compelling investment evolved into a firm conviction of a future where digital assets radically transform how we interact with money and perceive value itself.
This conviction gave rise to Galaxy in 2018. Originating from my family office, Galaxy was designed to merge the institutional rigor of traditional finance with the dynamic potential of digital assets. Our digital assets platform offers institutional access to trading, investment banking, asset management, staking, tokenization and custodial technology, serving growing demand from asset managers, banks, corporations, endowments, pension funds and individuals.
Since then, Galaxy has established itself as a market leader in institutional-grade digital asset financial services. As one of the largest OTC options traders in crypto, a top three validator on the Solana network, a trusted partner in recovering over $8 billion for customers and creditors of the complex, multibillion dollar bankruptcy of FTX, and one of the leading liquidity providers in the crypto market to 1,381 trading counterparties, Galaxy has played a central role in shaping the digital asset industry.
Yet innovative companies are always in motion, driven by the curiosity and entrepreneurial spirit that ignited their creation. For Galaxy, our next chapter emerged naturally from our strategic acquisition of the Helios campus in the panhandle region of West Texas in 2022. Initially intended to secure infrastructure essential for our bitcoin mining operations, Helios soon revealed a far broader potential.
With its abundant access to energy and ample space, we believe Helios presents an ideal foundation for something even more ambitious: A large-scale data center campus capable of supporting the explosive growth in artificial intelligence and high-performance computing. The surging global demand for computing power aligns well with the site's unique strengths. Recognizing this opportunity, we expanded our vision. Helios now stands as the cornerstone of Galaxy’s entrance into the rapidly growing data center and AI infrastructure market.
Today, Galaxy is positioned at the leading edge of a new digital frontier. Our foundation in crypto finance has provided us with the vision, expertise, and confidence needed to explore and succeed in emerging sectors. As our data center and AI capabilities come fully online, Galaxy remains dedicated to innovation and leadership. Our ambitions are global, with offices across North America, Europe, the Middle East, and Asia. None of our progress would have been possible without the extraordinary dedication, talent, and drive of the more than 500 individuals who make up Galaxy. Across every region and discipline, our employees have been instrumental in building the company we are today—and they will be essential in leading us into the future.
We have come a long way since my first steps onto Wall Street. Each stage of my career, each moment of disruption, each pivot has taught me to trust that innovation, bold thinking, and a willingness to evolve are the truest measures of success.
Galaxy embodies that ethos. We are pioneering the digital landscape with confidence, humility, and relentless curiosity.
Thank you for joining us on this exciting journey.
Mike Novogratz
Founder and CEO, Galaxy

GLOSSARY
Unless otherwise specified or if the context so requires, the following frequently used terms in this prospectus have the meanings set forth below for purposes of this prospectus:
Terms Used in the Cryptoeconomy
“Address” is a payment instruction for a digital asset. When receiving a payment, the recipient communicates their address to the payor, and the payor can send funds to that address. Ultimately, addresses are derived from the public keys of the recipient.
“Airdrop” is a token distribution from a team, project, company or smart contract, that requires no purchase to receive.
“AMM,” or Automated Market Makers, operate as the primary liquidity layer on-chain and enable digital assets to be traded automatically through liquidity pools instead of traditional order books. They are programs that operate on smart contracts and leverage predefined rules and algorithms to determine and adjust the prices and volumes of digital assets within various pools. These contracts are funded by liquidity providers who deposit a single or pair of assets. In return, liquidity providers typically receive liquidity pool tokens or an alternate NFT that represents their share of the underlying pool and trading fees based on the pool’s trading activity.
“AUS” means assets under stake.
“Bitcoin” means the first system of global, decentralized, scarce, digital money as initially introduced in a white paper titled Bitcoin: A Peer-to-Peer Electronic Cash System by Satoshi Nakamoto. When written with a capital “B,” Bitcoin denotes the system, the protocol and the network. When written with a lower-case “b,” bitcoin denotes the currency and unit of account.
“Block” is a batch of confirmed transactions on the digital ledger. Blocks are added to an existing blockchain as transactions occur on the network. Miners are rewarded for “mining” a new block.
“Blockchain” means a cryptographically secure digital ledger that maintains a record of all transactions that occur on the network and follows a consensus protocol for confirming new blocks to be added to the blockchain.
“Circle” refers to Circle Internet Financial, Inc., the issuer of USDC stablecoins.
“Cold storage” means the storage of private keys in any fashion that is disconnected from the internet. Common cold storage examples include offline computers, USB drives or paper records.
“Consensus” means agreement among parties. Public blockchain networks use a combination of software, networking, economic and game-theoretical mechanisms to achieve consensus among unknown parties on the state of the ledger.
“Crypto” is a broad term for any cryptography and is often used today to refer to the components of a cryptocurrency market, system, application or decentralized network.
“Cryptocurrency” refers to cryptographic currencies like bitcoin and alternative coins or ‘altcoins,’ launched after the success of Bitcoin. This category of digital asset is designed to work as a medium of exchange, store of value or to power applications. This category is distinct from others like security tokens, non-fungible digital collectibles or governance tokens.
“Cryptoeconomy” refers to the open financial system built upon public blockchain networks.
“Custodial” and “Non-custodial” refer to methods for storing private keys and therefore digital assets. Custodial services are provided by third parties who facilitate user access to digital assets via some off-chain process in which the user is relieved from storing the private keys to their digital assets and instead relies on that third party. Non-custodial services, such as Bitcoin hardware wallets, allow users to manage their private keys, and therefore digital assets, without relying on any third party.

“DAO” means decentralized autonomous organization.
“Decentralization” is the process of removing intermediaries in a process and pushing power over a process or system out to the edges of the system.
“DeFi” means decentralized finance; a peer-to-peer software-based network of protocols that can be used to facilitate traditional financial services like borrowing, lending, trading derivatives, insurance and more through non-custodial smart contracts carried on public blockchain networks.
“Digital asset” means any digital asset built using blockchain technology, including cryptocurrencies, stablecoins, non-fungible digital collectibles and security tokens.
“Ethereum” is a decentralized, public blockchain network that supports composable smart contracts which can support decentralized applications as well as peer-to-peer transfers. “ether” is the native cryptocurrency of the Ethereum network.
“Fork” is an event in open-source software development when part of a community breaks away by making changes to the software. The openness of open-source software development allows for deep peer review and collaboration, resulting in fantastic breakthroughs. But the community-driven development model also results in disagreements, schisms and even feuds between rival factions. When these disagreements over the direction of a project are not resolved, developers may decide to break away the project, taking the source code with them. The new project is a different “branch” of the original, keeping some or all of the original source code but adding changes or upgrades which the original community had rejected or could not agree upon. Similarly, a blockchain fork occurs when the rules of the blockchain are changed, but notably, unlike other types of open-source software, blockchain forks can result in the creation of two or more distinct digital assets. A fork can result from an upgrade to the features of the blockchain, a bug in the consensus algorithm or changes to the node software. A hard fork refers to a change in rules that is not backwards-compatible, and it can result in the creation of a new digital asset (if there is contentious disagreement among the network stakeholders, or simply if some nodes do not upgrade in time). A hard fork may not create a new digital asset if all participants agree to the changes, install new software, and update dependent software wallets. A soft fork is a backwards-compatible update to a blockchain, which add new features without making older versions of the software incompatible with the new upgrade. Soft forks do not result in the split of the blockchain and therefore do not create distinctly new digital assets.
“Hash” or “Hash function” enables the mapping of data of variable size to a new set of data at a fixed size in a way that the reverse computation is impossible. Said differently, a hash function allows the ability to create a unique fingerprint for a set of data, but the fingerprint cannot be used to reveal the content of the underlying data that it represents. Cryptographic hash functions require specific properties to be secure, and different digital assets may use different hash functions.
“Hash rate” is the sum count of attempted hashes by Proof of Work miners during a given time interval. Individual mining machines, mining operations, or the entire Bitcoin network can be said to have a hash rate. The higher the hash rate is, the more attempts are being made to create a Bitcoin block. As of December 31, 2024, the 30-day simple moving average hash rate of all bitcoin miners combined was estimated to be approximately 785 EH/s (i.e., 785,000,000,000,000,000,000 computations per second).
“HUM” means hash rate under management, which is the total combined hash rate of active proprietary and hosted mining capacity managed by Galaxy.
“Liquid staking” is the process where users can stake their digital asset tokens to support network operations and earn rewards, while simultaneously receiving a receipt token that represents their staked assets. This receipt token can be used in other decentralized finance applications, providing liquidity to the user and flexibility for the user to use such receipt token even while the user’s staked assets remain staked. For instance, users might lend or borrow against the receipt token, or provide liquidity in DeFi liquidity pools by depositing the receipt token in the DeFi protocol where it can be borrowed by other users, thereby enhancing the usability of otherwise locked-up staked assets and generating additional return for the user. The users may also sell the receipt tokens at market prices without needing to first unstake or redeem the receipt token from the liquid staking provider. The largest liquid staking protocol as of December 2024 is Lido, which allows its users to participate in the Ethereum PoS validation without locking up the 32 ETH that is required to stake directly with the Ethereum network.
“Merge” means Ethereum’s transition from a proof-of-work to proof-of-stake consensus protocol. This network upgrade was completed on September 15, 2022.
“Miner” means the individuals or entities who operate a computer or group of computers that add new transactions to blocks and submit those blocks to the rest of the network. Miners collect transaction fees and are rewarded with new tokens for their services.
“Mining” means the process by which new blocks are created, and thus new transactions are added to the blockchain. The term “miner” typically refers to an entity that participates in block production on a Proof of Work network, whereas “validator” typically refers to an entity that participates in block production on a PoS network.
“Multi-signature” is a feature of Bitcoin and other digital asset networks that enables the creation of addresses that require some number of multiple private keys to be used to sign a transaction and move funds. Pragmatically speaking, multi-signature setups add additional security, because a user can require a certain threshold of keys must sign before a transaction is considered valid, making it possible for one or several keys to be lost or compromised without compromising the underlying digital assets. Digital asset custodians typically use multi-signature setups.
“NFT” means non-fungible tokens. For example, money (or a single unit of bitcoin) is fungible—each one unit is considered equal to any other unit of identical size. Conversely, artwork is not fungible—no two paintings are identical. Non-fungible tokens represent unique digital property, whether a collectible, artwork, intellectual property, or something else, which cannot be exchanged 1:1 with another unit.
“Node” is software that can function as non-mining transaction validators and digital asset wallets for the network and network participants they serve. Bitcoin full nodes download the entire copy of the blockchain—the history of every transaction ever conducted back to Satoshi Nakamoto’s first transfer to Hal Finney—and validate that each new transaction and block adhere to the network’s rules. Nodes typically also relay transactions to other nodes, forming an essential piece of a public blockchain’s network topology.
“On-chain” and “Off-chain” refer to transactions that occur on the main public blockchain network vs. outside the public blockchain network. Off-chain transactions may eventually settle on-chain, such as in the case of Bitcoin’s Lightning Network or transactions that occur on Ethereum’s rollup platforms Arbitrum or Optimism. Crucially, the development of a robust off-chain ecosystem that inherits the security properties of the on-chain network is viewed as an important avenue to scale blockchains.
“Oracle” is an entity or process that submits data from off-chain to be used by on-chain participants, including smart contracts. Public blockchains cannot be aware of off-chain events without being told about them, a function performed by oracles. These events could include the market price of a digital asset, the weather, political actions, the outcomes of sporting events, or the result of a contract between parties.
“Private key” in asymmetric cryptography is a piece of data held in secret by an entity. It is used to compute digital signatures upon other data that can be verified by a third-party cheaply simply by knowing the public key.
“Proof of stake” or “PoS” is the mechanism by which some public blockchain networks issue new assets and decentralize the block creation process. In contrast to Proof of Work, in a PoS system the cost to create a block is borne by the opportunity cost of locking the funds, and the risk that, if blocks are incorrectly produced, those funds will be seized and destroyed by the network. In PoS, validators are assigned the right to create a block, usually based on the size of their stake, rather than competing through costly computation with others, as in Proof of Work.
“Proof of Work” is the mechanism by which Bitcoin creates a cost of production for bitcoin the asset and ensures immutability of the ledger in a trustless manner. The cost of production is primarily derived from the energy expenditure required to conduct the necessary computational work to create new blocks. Because each update to the ledger block contains a costly proof of work, this cost makes it expensive to re-write the ledger, increasing Bitcoin’s security.

“Proto-danksharding” means the creation of a new transaction type on Ethereum to reduce the cost of Layer-2 rollups. The formal identifier for this code change is Ethereum Improvement Proposal (EIP) 4844. It is the preliminary code change necessary for full danksharding. Danksharding is the technology Ethereum core developers are developing to boost the scalability of the Ethereum blockchain.
“Protocol” is a set of standards. This is true for diplomatic protocols, parliamentary protocols, or computer protocols. In the cryptoeconomy, the term “protocol” often refers to a blockchain network like Bitcoin, or a set of interlocking smart contracts, which has a set of rules that must be followed by participants who seek to interact with it.
“Public key” in asymmetric cryptography is a publicly shareable piece of data that is computed from a private key and can be shared with a third party directly or shared via addresses, which are derived hashes of public key(s). Public keys are used with digital signatures to validate that the holder of a cryptocurrency coin did legitimately authorize the transfer of that coin to a new address or entity.
“Qualified Custodian” has the meaning assigned to such term in the Investment Act of 1940.
“Restaking” refers to the concept in blockchain systems where tokens or assets that are already staked (i.e., locked up to support network operations) are used as collateral to participate in additional staking activities on secondary blockchains to earn extra rewards. Unlike liquid staking, which enables users to use their receipt tokens within DeFi protocols for liquidity and flexibility, restaking aims to enhance a user’s economic returns from its staked tokens by enabling the use of such staked tokens in securing or validating other networks in addition to the primary blockchain which those tokens secure through PoS validation. To do so, the original staked tokens may be pledged or delegated to a validator programmed to validate transactions on both the primary blockchain and one or more additional secondary networks. This enables the same staked token to earn rewards on multiple blockchains concurrently, potentially increasing the economic benefits to the token holders from the initial staking position while increasing the risk of slashing penalties from the applicable blockchains. Galaxy may operate restaking nodes determining which secondary blockchains those restaking nodes secure. As of the date of this prospectus, all Galaxy proprietary restaking has been performed via Galaxy restaking nodes.
“Satoshi Nakamoto” is the creator or creators of Bitcoin. Satoshi Nakamoto presented the concept of Bitcoin in a publicly released white paper, Bitcoin: Peer-to-Peer Electronic Cash System. Nakamoto registered Bitcoin.org and communicated regularly with developers via email and on BitcoinTalk.org under this pseudonym. Despite the claims of many, no person has ever presented valid proof they are Satoshi Nakamoto, and Nakamoto’s true identity remains unknown to this day.
“Smart contract” is software, typically carried on a decentralized public blockchain, that can execute or enforce pre-determined actions or agreements without the intervention of a centralized intermediary.
“Stablecoins” are digital assets designed to have a relatively stable price that aligns with the price of an underlying asset, most commonly a fiat currency, such as U.S. dollars, or an exchange-traded commodity. In this prospectus, when we refer to “stablecoins” (including references to “stablecoins” within our financial statements), we generally refer to tokens whose value is intended to be equal to the value of the U.S. dollar. The stability of these stablecoins results from the underlying assets backing the stablecoin that are held by the stablecoin’s issuer in segregated or omnibus accounts, among other factors such as the ability of a holder to redeem the stablecoin from its issuer for the underlying asset.
“Staking” is the act of participating in the validation process of a PoS system. Staking typically involves locking up funds (putting funds “at stake”).
“Tether” refers to Tether Limited or Tether International Limited, in each case as issuer of USDT stablecoins.
“Token” means any digital asset built using blockchain technology, including cryptocurrencies, stablecoins, and security tokens.

“Wallet” is a tool that stores public and private keys and enables the user to use those keys to interact with a blockchain network. Wallets can be software, hardware, or physical (paper, metal, etc.).
“Web3” means a fast-growing industry of blockchain-based applications meant to upgrade the internet with a decentralized and permissionless alternative.
Other Terms Used in this Prospectus
“AI” means artificial intelligence.
“Amended LP Agreement” refers to the amended and restated limited partnership agreement of GDH LP after its domestication as a Delaware limited partnership.
“AML” means anti-money laundering.
“AUM” means assets under management. AUM is inclusive of sub-advised funds, committed capital closed-end vehicles, seed investments by affiliates, affiliated and unaffiliated separately managed accounts, and fund of fund products. Changes in AUM are generally the result of performance, contributions, withdrawals, liquidations, opportunistic mandate wins and sales.
“CEO” means Chief Executive Officer.
“CFO” means Chief Financial Officer.
“CFTC” means the Commodities Futures Trading Commission.
“COO” means Chief Operating Officer.
“DGCL” means the Delaware General Corporation Law.
“Director Nomination Agreement” means the agreement that we entered into with GGI in connection with the Reorganization providing GGI with certain director nomination rights in respect of election to our board.
“Domestication” means GDHL’s deregistration under the Cayman Islands Companies Act (As Revised) and domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation of GDHL was transferred by way of continuation from the Cayman Islands to the State of Delaware.
“ETFs” means exchange-traded funds, including exchange-traded commodities.
“FCA” means the U.K’s Financial Conduct Authority.
“FCM” means futures commission merchant.
“FINRA” means the Financial Industry Regulatory Authority.
“GD UK” means Galaxy Digital UK Ltd, a subsidiary of GDH LP.
“GDCM LP” means Galaxy Digital Capital Management LP, and associated entities.
“GDH Delaware” means GDHL following its name change to Galaxy Digital Holdings Inc., a.k.a. GDHL following the Domestication.
“GDH GP” means Galaxy Digital Holdings GP LLC, the general partner of GDH LP.
“GDHI LLC” means GDH Intermediate LLC.
“GDHI LLC Merger” means the merger of GDH Intermediate LLC with and into GDI following the completion of the Reorganization Merger, with GDI continuing as the surviving entity.
“GDHL” means Galaxy Digital Holdings Ltd.

“GDH LP” means Galaxy Digital Holdings LP.
“GDI” means Galaxy Digital Inc. the successor public company of GDHL following the Reorganization.
“GDL” means Galaxy Derivatives LLC.
“GD Mining” means Galaxy Digital Mining LLC, and associated entities.
“GDP” means Galaxy Digital Partners LLC.
“GDS LLC” means Galaxy Digital Services LLC.
“GGI” means Galaxy Group Investments LLC, the sole LLC member of GDH GP.
“GPL” means GalaxyOne Prime LLC and GalaxyOne Prime NY LLC, and associated entities.
“GSL” means Galaxy Securities, LLC.
“GW” means gigawatts.
“HPC” means high-performance computing.
“Investment Banking” means Galaxy Digital Partners LLC, and associated entities.
“Issuance of Class B common stock” means the issuance, immediately following the Domestication, of a number of shares of Class B common stock of GDH Delaware (which shares of Class B common stock of GDH Delaware converted automatically and by operation of law on a one-for-one basis into shares of Class B common stock of GDI in the Reorganization Merger) to each holder of LP Units equal to the number of such Class B Units of GDH LP held by each such holder of LP Units.
“KYC” means know-your-customer.
“LP Units” means limited partnership units of GDH LP upon consummation of the continuation of GDH LP as a Delaware limited partnership.
“MW” means megawatts.
“Organizational documents” means our amended and restated certificate of incorporation and amended and restated bylaws.
“OTC” means over-the-counter.
“Qualified Individuals” are Eligible Contract Participants, as defined by the Commodities Exchange Act, knowledgeable employees of Galaxy and accredited investors, who are usually high-net-worth individuals.
“Reorganization” means the amendment, prior to the Domestication, of GDHL’s existing share capital and memorandum and articles of association to authorize and provide for the issuance and terms of up to 500 million Class B ordinary shares of GDHL, and, all such related corporate reorganization transactions, collectively with the Domestication and the issuance of Class B common stock.
“Reorganization Merger” means the process through which, after the Reorganization, GDH Delaware merged with and into GDI, with GDI continuing as the surviving entity.
“SAR” means Stock Appreciation Rights.
“SEC” means the Securities and Exchange Commission.
“Tax Receivable Agreement” means the amended and restated tax receivables agreement between GDI, GDH Delaware and TRA Parties dated May 13, 2025.

“TRA Parties” means the certain present and former limited partners of GDH LP that are party to the Tax Receivable Agreement.
“U.S. GAAP” means the accounting principles generally accepted in the United States of America.

PROSPECTUS SUMMARY
This summary highlights selected information contained in greater detail elsewhere in this prospectus and may not contain all of the information that may be important to you and your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including any free writing prospectus prepared by us or on our behalf, including the sections titled “Special Note Regarding Forward-Looking Statements,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our expectations of our future performance may change after the date of this prospectus and there is no guarantee that such expectations will prove to be accurate.
Overview
Galaxy is a global leader in digital assets and artificial intelligence infrastructure, delivering enduring solutions that accelerate the future digital economy. We are strategically positioned to bridge traditional finance and the emerging digital economy, facilitating efficient access and adoption of digital assets by institutional clients through our Global Markets and Asset Management & Infrastructure Solutions businesses within our Digital Assets segment. We also develop, and will in the future operate, HPC data center infrastructure to meet the rising global demand for reliable power and scalable compute capacity driven by accelerated AI growth.
Galaxy was founded in 2018 by Wall Street veterans who recognized the evolving needs of both traditional financial institutions and the emerging technology-driven financial system. From the beginning, our mission was clear: to drive the responsible institutional adoption of digital assets and blockchain technology. To achieve this, we developed a suite of financial products and services tailored for institutions looking to allocate capital to the digital asset space. From derivatives instruments to venture capital funds to investment banking services, we positioned ourselves as a one-stop shop for companies seeking exposure to every corner of the digital asset ecosystem. Along the way, we built strong institutional partnerships with some of the world’s largest traditional finance firms and have been onboarded onto top-tier institutional wealth and custody platforms.
Our full suite of services spans across two operating business segments: Digital Assets and Data Centers.
Our Digital Assets operating business segment includes:
•Our Global Markets business, which provides OTC spot and derivatives trading, lending, and structured products, as well as transaction advisory and equity and debt capital markets services.
•Our Asset Management & Infrastructure Solutions business encompasses our investment management division and blockchain infrastructure products and services, with approximately $7.0 billion in assets across the platform as of March 31, 2025. Our asset management business manages a diverse suite of ETF and alternatives strategies, taking the investing DNA that has been core to Galaxy since our founding and externalizing it for institutional allocators and individuals. Our Infrastructure Solutions business enables our clients to participate in an increasingly on-chain and decentralized future through staking, tokenization and custodial technology.
Our Data Centers operating business segment develops, and will in the future operate, HPC infrastructure to meet the growing demand for large-scale, power-ready facilities in the AI/HPC industry.
Our position at the center of the emerging digital ecosystem—encompassing expertise and partnerships across both financial and technical infrastructure—allows us to creatively innovate and capitalize on emerging opportunities.
We believe our platform generates invaluable synergies between businesses, combining our product innovation with the breadth and depth of relationships we maintain across the traditional finance, digital asset and AI ecosystems. We believe our industry connectivity, diverse platform, robust regulatory framework, blue-chip client franchise, and deep leadership experience across our various businesses drive our competitive advantage and will drive a durable and sustainable moat as the industries in which we operate continue to expand and grow.

The Digital Assets Economy
The Limitations of Existing Financial Networks
The infrastructure and processes of the current global financial system are complex and costly. Today’s system consists of a complicated patchwork of intermediaries, including banks, custodians, central clearing organizations, payments networks, and financial market makers. Many of the workflows used by these intermediaries involve manual processes lacking digital automation and are subject to the constraints of market hours and slow settlement times.
Blockchain technology and cryptocurrency have emerged as solutions to many of the limitations of the existing global financial system, including:
•Slow and Costly Flow of Funds: Sending money globally typically requires many service providers coordinating with third-party financial institutions, adding cost and time for customers.
•Siloed Institutions and Fragmented Data: Institutions today operate in isolated ecosystems, each with its own data, infrastructure, and processes. As a result, capital and data assets cannot flow easily between institutions, requiring intermediaries, manual processes, counterparty risk, delayed transactions, and increased operational costs across the economy.
•Limited Innovation: Various financial technology companies attempt to offer solutions to these wide-ranging problems. However, these solutions are often layered on top of, or rely heavily on, the same legacy financial infrastructure. As a result, they are typically limited in how they can fundamentally solve these systemic problems.
Blockchain as a New Paradigm
Blockchain technology seeks to attack these limitations at their foundation. By combining digital signatures and network protocols, blockchain technology can create a decentralized, global, digitally connected financial system. This innovation creates new forms of digital ownership and a means to transfer economic value with greater speed, flexibility, and security.
•Reduced Transaction Costs: Blockchains provide decentralized networks of economic participants to achieve consensus about the true state of shared data with fewer intermediaries, reducing the overall costs of coordination. These networks are always-on and move at the speed of the internet.
•Secure and Efficient Means of Validating Many Types of Data: On blockchain networks, ledgers are distributed across many participants and copies are simultaneously updated, making it difficult or impossible to alter the transaction history. Additionally, a block can contain transactions and data of many types, including currency, intellectual property, identity, property titles, and contractual rights. This greatly expands the universe of assets available in the new digital economy, and enables AI applications to operate atop accessible and verifiable on-chain data.
•New Business Models: Blockchains can enable the development of digital asset trading platforms that provide new, global business models, such as decentralized trading and lending. This results in marketplaces with increased competition, lower barriers to entry, faster innovation, greater transparency, and reduced censorship risks.
Current Digital Assets Use Cases
•Store of Value: Bitcoin, the first blockchain network, is a decentralized, globally accessible, and scarce digital asset that operates independently of any sovereign authority. With a fixed supply of 21 million coins, Bitcoin offers a built-in scarcity that contrasts sharply with inflationary fiat currencies. As the first digitally native monetary instrument to achieve widespread global adoption, bitcoin is a store of value that can serve as a hedge against inflation, currency devaluation and monetary uncertainty.

•Payments and Settlement: Stablecoins—such as Tether and USDC—are blockchain-native assets designed to have a relatively stable price that aligns with the price of the underlying assets, most commonly fiat currency, such as U.S. dollars, or an exchange-traded commodity. While stablecoins are not issued by central governments, and are not legal tender, they are intended to allow fiat currencies to transact on a blockchain by combining the features of a digital asset with the stability of an underlying fiat currency, enabling low-cost, near-instant global settlement of value. The stability of a stablecoin results from the underlying assets backing the stablecoin that are held by the stablecoin’s issuer in segregated or omnibus accounts, among other factors such as ability of a holder to redeem the stablecoin from its issuer for the underlying asset.
•Financial Services: Tokenization, the process of representing tangible physical or financial real-world assets (“RWAs”) as blockchain-based tokens, has begun to deliver the value of greater liquidity, utility, and efficiency on open, blockchain networks. This includes tokenization of private equity funds, real estate assets, money markets, credit funds, derivatives, and more.
•Consumer, Media, & Entertainment: Key consumer and media use cases are emerging. Loyalty programs, for example, can leverage digital wallets and blockchain-based collectibles to enable rewards that are programmable and transferable, unlocking new forms of customer engagement and innovative strategic marketing. In gaming, tokenized in-game assets can be traded on decentralized networks. In social media, decentralized platforms can improve user data sovereignty and enhance censorship resistance.
•Specialty Use Cases: Various use cases across identity, decentralized physical infrastructure (“DePIN”), storage, and governance have also emerged within the digital assets ecosystem.
•AI and the Digital Assets Economy: AI has also proven to be a catalyst and complementary technology for blockchain networks. The cryptographic authentication inherent to blockchain networks could prove to be a critical feature to help detect and prevent fraud and deep fakes, while the digitally native, 24/7 nature of blockchain wallets could provide the financial infrastructure necessary for AI agents to perform tasks that involve payments or other transfers of value.
Digital Assets Opportunity
We view Galaxy as a critical bridge for institutions and Qualified Individuals to access the digital asset ecosystem. Through our Digital Assets operating business segment, we offer a comprehensive suite of financial products and services, including digital asset trading, investment banking, asset management, staking, tokenization and custodial technology—all designed to meet the unique needs of institutional clients and Qualified Individuals. While institutional adoption of digital assets remains in its early stages, we believe the market is approaching a key inflection point.
Data Center Opportunity
Advancements in AI and the HPC industries are driving strong demand for data center capacity with access to low-cost power and the ability to scale on an expedited timeline. Both Cloud and AI continue to contribute to this boom in demand, with Cloud already widely entrenched and AI’s adoption spreading at a rapid pace.
Our Business
Galaxy is a global leader in digital assets and artificial intelligence infrastructure, delivering enduring solutions that accelerate the future digital economy. We are strategically positioned to bridge traditional finance and the emerging digital economy. Our business spans two core pillars: a leading Digital Assets platform that provides institutional-grade Global Markets and Asset Management & Infrastructure Solutions, and a data center infrastructure business focused on HPC.
Our Global Markets and Asset Management & Infrastructure Solutions businesses enable seamless access to digital asset markets, with capabilities ranging from derivatives trading to venture investing to staking. We serve 1,381 trading counterparties and over 1,200 asset management clients, with approximately $7.0 billion in assets across our platform, as of March 31, 2025. Our reach across the digital asset ecosystem, combined with a disciplined approach to risk management, has earned us the trust of both crypto-native innovators and legacy financial institutions.
Galaxy's dual-engine model—powering digital asset markets and building the physical backbone of the AI era —positions us at the nexus of capital, technology, and infrastructure. Whether we are enabling institutional participation in crypto or developing next-generation compute capacity, our mission remains the same: to accelerate progress across the financial and technological frontier.
Our Business Model
Galaxy’s business generates revenue through a variety of channels, creating a diversified and resilient cash flow base that is not directly correlated to any single asset, token, or business line. Within the Digital Assets operating business segment, the Global Markets business earns revenue from spreads on client trades, net interest income from lending activities, and fees from M&A and capital raising transactions. Galaxy's Asset Management & Infrastructure Solutions business generates management and performance fees on assets under management, fees on assets staked to our validator nodes and licensing fees from institutions who leverage GK8’s proprietary self-custody technology.
Within our Data Centers operating business segment, we expect the majority of revenue to come from long-term lease agreements with cloud service provider clients that Galaxy may obtain from time to time for HPC. Galaxy does not currently earn any revenue from its Data Centers business, but expects this segment to become a significant and diversified source of long-term, predictable revenue for Galaxy, uncorrelated to the prices of digital assets, particularly once we begin to deliver critical IT load for CoreWeave (and potentially other future tenants) starting in 2026.
We also earn revenue by managing a diversified portfolio of digital assets, venture, private equity, and fund investments on our balance sheet, as well as through our bitcoin mining operations, all of which are reported within the Treasury and Corporate segment.
Culture & Ethos
Since our founding, Galaxy has nurtured a culture that prioritizes knowledge, innovation, persistence, agility, and the ability to think opportunistically across different lines of the business. We have also positioned ourselves as a hub at the center of the crypto universe and developed a deep understanding of all aspects of digital assets, including the underlying technology, competitive landscape, regulatory dynamics, people, and industry trends.
We have done this while maintaining both high ethical standards and a deep understanding of risk, with a core belief that this is in the long-term interest of both us and our clients. We believe that this overall ethos distinguishes us from our peers, giving us a unique competitive advantage and allowing us to operate offensively.
Competitive Strengths
As the United States aspires to solidify its leadership in digital assets and AI, we believe Galaxy is one of the few firms in the world capable of driving these ambitions forward at scale. Our competitive advantage lies in our focus and commitment to three core principles: Domain Expertise, Operational Excellence, and Ecosystem Advantage.
These core principles generate a number of powerful competitive differentiators:
•Leading Blue Chip Client Franchise Driven by Execution Excellence: Our client base includes 1,381 trading counterparties and more than 1,200 asset management clients as of March 31, 2025. Our investment banking team maintains relationships with a wide array of corporates involved in the digital assets space and has served on several landmark transactions.
•Durable and Resilient Brand Built on Depth of Experience: With over seven years of experience navigating the cyclicality of the digital asset market, we have developed a strong understanding of market dynamics, risk management, and strategic positioning.

•Trusted Platform Underpinned by Robust Institutional Regulatory Framework: We prioritize compliance with regulatory frameworks in the industries and jurisdictions in which we operate, and have been publicly listed on the TSX for nearly seven years. We are subject to rigorous oversight and regulation across our operating business segments, and today, we are regulated by more than 50 federal, state, and foreign regulators.
•First-Mover with a History of Innovation and Leadership: We are deeply embedded in the global digital asset ecosystem, maintaining relationships with emerging protocols, institutional investors, and companies driving innovation. Our investment banking and venture teams have access to early-stage digital asset projects, high-growth companies, and strategic market opportunities, enabling us to advise, invest in, and partner with industry-defining businesses.
•Purpose-Built, Diversified Business Model is Deeply Integrated: Our business model offers a broad suite of financial products and services focused on digital assets and emerging technologies. Our competitive advantage is our ability to bridge the gap between traditional finance and blockchain innovation to offer strategic advisory and capital solutions for our clients.
•Differentiated Infrastructure Supports Next-Gen AI HPC Campus: Our Helios campus provides access to reliable power at scale, which is able to support large-scale data center operations. The campus has 800 MW of approved power capacity, with an additional 1.7 GW under load study. Once fully operational, Helios is expected to be one of the largest HPC campuses globally.
•Well-Positioned to Power AI Demand: We believe that our track record of bitcoin mining and experience with our Helios campus have strongly positioned us to continue to scale our Data Centers operating business segment beyond Helios, both organically and inorganically, as opportunities arise. We plan to continue to capitalize on our ability to secure and manage low-cost power assets, essential long-lead-time power infrastructure, and build and manage high-density compute facilities.
Our Growth Strategies
Within our Digital Assets operating business segment, we seek to continue our growth trajectory through the following organic strategies.
•Deepening Relationships with Existing Clients: We see significant opportunity for organic growth through increasing adoption of crypto-related services and products amongst existing clients. Our comprehensive set of solutions within Digital Assets enables cross-selling and creates a flywheel effect for our business. This trading counterparty count does not include counterparties that we face on digital asset trading platforms that match buyers and sellers, nor does it include those platforms themselves.
•Adding New Clients: We operate our business with the intention of being the platform of choice for new clients entering the ecosystem. Each of our client-facing business lines is comprised of dedicated product development and sales team members responsible for leveraging Galaxy’s wide range of institutional capabilities to earn the wallet share of new clients. We are incrementally growing our global presence by expanding our capabilities in Europe and Asia.
•Client-Centric Product Innovation: We have invested significantly in developing new, innovative products that cater to the unique needs of our clients. Our focus on product innovation and our track record for building bespoke solutions in an evolving ecosystem set us apart as a platform. Galaxy is opportunistic in identifying growth opportunities within the digital assets and adjacent sectors.
•Expanding into Additional In-Demand Products and Technologies: Our close partnerships with industry leaders and ecosystem innovators across the breadth of the digital assets economy have allowed us to examine thousands of potential opportunities to widen our exposures in-line with innovation and development trends across the ecosystem.

Within our Data Centers operating business segment, our growth strategy is focused on the following:
•Fully Build and Lease-up Our Existing Helios Campus: Galaxy is retrofitting our Helios campus to deliver 133 MW of critical IT load, utilizing 200 MW of gross power, to host CoreWeave’s AI and HPC infrastructure. CoreWeave has also exercised its first option to access an additional 260 MW of critical IT load utilizing 400 MW of gross power. This brings the total committed critical IT capacity at Helios to 393 MW utilizing 600 MW of gross power. Additionally, we have obtained Electricity Reliability Council of Texas (“ERCOT”) approval for an incremental 200 MW of gross power capacity at our Helios campus. Given immense power demand and low data center vacancy rates across the United States, we expect to be able to contract this additional capacity for AI / HPC in the future. In addition to the 800 MW of gross power capacity we have received approval for, we have 1.7 GW under various stages of load study at Helios, of which we anticipate some portion will be approved in 2025.
•Expanding into New and Existing Markets: We intend to continue exploring additional data center opportunities to build our platform. As we construct and develop these data centers, we can leverage our core competency of developing and managing bitcoin mining sites to build out our HPC data centers efficiently.
•Continue to Diversify Revenue Mix: We believe that the Data Centers operating business segment will attract customers that opt for long-term leases of approximately ten to fifteen years, which would provide stable and predictable cash flows. We plan to aggressively manage and lease-up our data center assets to maximize cash flow.
Summary Risk Factors
Before you invest in our Class A common stock, you should carefully consider all the information in this prospectus, including the risks associated with our business and this offering set forth under the heading “Risk Factors.” These risks include, among others:
•We have limited operating history. Our business lines are nascent, unproven and subject to material legal, regulatory, operational, reputational, tax and other risks in every jurisdiction and are not assured to be profitable.
•Our operating results have and will significantly fluctuate due to a variety of factors, including the highly volatile nature of cryptocurrency.
•A determination that a digital asset is a “security,” or that an activity in which we engage involves a “securities transaction” for purposes of the federal securities laws could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of our Class A common stock.
•A determination that a digital asset is a “security,” or a “security-based swap,” or that an activity in which we engage involves a “securities transaction” for purposes of the federal securities laws could have adverse regulatory consequences for us, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of our Class A common stock.
•Our process for analyzing whether or not a particular digital asset is a security for purposes of the federal securities laws may not yield results that are consistent with subsequent determinations by the SEC or federal courts, or with similar determinations made by our competitors.
•We are highly dependent on our key personnel, including our Founder, which exposes stockholders to material and unpredictable “key man” risk.
•If we fail to develop, maintain and enhance our brand and reputation, our business operating results and financial condition may be adversely affected.

•We operate in highly competitive industries and we compete against unregulated or less regulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively.
•We or our subsidiaries and affiliates are and may continue to be subject to substantial litigation, including individual and class action lawsuits, and regulatory risks.
•Our business relies on third-party service providers and subjects us to risks that we may not be able to control or remediate.
•Because our long-term success depends, in part, on our ability to expand our sales to customers outside the United States, our business is susceptible to risks associated with international operations.
•Managing different business lines could present conflicts of interest.
•Our strategy to expand into the AI/HPC data center business may not be successful and may result in adverse consequences to our business, financial condition and results of operations.
•Our AI/HPC data center business model is predicated, in part, on establishing and maintaining a customer base that will generate a recurring stream of revenues. If that recurring stream of revenues is not maintained or does not increase as expected, our operating results may be adversely affected.
•We are subject to risks in connection with our mining business and AI/HPC data center business, including risks associated with counterparties.
•Digital assets represent a new and rapidly evolving industry, and the market price of our Class A common stock has in the past and may in the future be impacted by the acceptance of bitcoin and other digital assets.
•Our and our third-party service providers’ failure to safeguard and manage our and our customers’ funds and digital assets could adversely impact our business, operating results and financial condition.
•Legislative or regulatory changes or actions by the U.S. Congress or any U.S. federal or state agencies could restrict the use of one or more digital assets, the ability to enter into transactions referencing digital assets, validating or mining activity, the operation of digital asset networks or digital asset trading platforms in a manner that adversely affects our business.
•Cybersecurity incidents and other issues related to our information systems, technology and data may materially and adversely affect us.
•Any failure to obtain, maintain, protect, defend or enforce our intellectual property and other proprietary rights could adversely affect our business, financial condition and results of operations.
•We are a holding company. Our principal asset is our direct ownership interest in GDH LP. We are accordingly dependent upon distributions from GDH LP to pay dividends, if any, and taxes, make payments under the Tax Receivable Agreement and pay other expenses.
•We are controlled by our Founder, whose interests may be different from those of stockholders and may prevent new investors from influencing significant corporate decisions, including mergers, consolidations, or the sale of us or all or substantially all of our assets.
•The market price and trading volume of our Class A common stock may be volatile. Market volatility may affect the value of an investment in our Class A common stock and could subject us to litigation.
•Substantial future sales of shares of our Class A common stock in the public market could cause the market price of our Class A common stock to fall.

•We face challenges, increased costs and administrative responsibilities as a newly listed U.S. company, and management devotes substantial time to related compliance initiatives.
•Our management team has limited experience managing a U.S. public company and some members of senior management are new to our company and our industry. Our business could be adversely affected if our management team is not successfully integrated or does not execute our business plan and developmental strategies.
For a discussion of these and other risks, see “Risk Factors.”
Reorganization Transactions
In connection with our listing on Nasdaq and becoming a U.S. reporting issuer subject to Section 13 or 15(d) of the Exchange Act, we entered into the following series of transactions to implement an internal reorganization, which we collectively refer to as the “Reorganization Transactions”:
•GDHL effected a deregistration under the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation of GDHL was transferred by way of continuation from the Cayman Islands to the State of Delaware, GDHL was renamed Galaxy Digital Holdings Inc. and we engaged in certain related corporate reorganization transactions and amendments of applicable governing documents.
•All of the issued and outstanding Class A ordinary shares of GDHL converted, automatically and by operation of law, into an equivalent number of shares of Class A common stock of GDH Delaware, and GDH Delaware issued, for nominal consideration, shares of its Class B common stock to the limited partners of GDH LP, following such entity’s domestication as a Delaware limited partnership substantially concurrently with the Domestication.
•GDH Delaware merged with and into GDI, with GDI continuing as the surviving entity. GDH Delaware shareholders received shares of Class A common stock and Class B common stock of GDI in exchange for their shares of Class A common stock and Class B common stock of GDH Delaware, respectively.
Upon the completion of this offering and the application of the net proceeds therefrom as described elsewhere in this prospectus under “Use of Proceeds,” assuming no exercise of the underwriters’ option to purchase additional shares, we will hold approximately 44.2% of the outstanding LP Units and the other holders of LP Units, including our Founder, will hold approximately 55.8% of the outstanding LP Units and approximately 56.6% of the combined voting power of our outstanding common stock. Holders of our Class A common stock will hold approximately 44.2% of the combined voting power of our common stock. Upon the completion of this offering and the application of the net proceeds therefrom, assuming no exercise of the underwriters’ option to purchase additional shares, GDH LP will have 373,429,268 LP Units outstanding.

Corporate Structure
The following diagram sets forth a simplified view of our corporate structure after giving effect to this offering (assuming no exercise of the underwriters’ option to purchase additional shares). This chart is for illustrative purposes only and does not represent all legal entities affiliated with the entities depicted.

Other LPs
Galaxy Group Investments LLC (“GGI”) (DE) (1)
Public Shareholders
Class A Common Stock
1.5% Economic Interests
0.7% Voting Interests
Class B Common Stock
No Economic Interests
2.5% Voting Interests
Class B Common Stock
No Economic Interests
53.3% Voting Interests
Class A Common Stock
0.3% Economic Interests
0.1% Voting Interests
Class A Common Stock
98.2% Economic Interests
43.4% Voting Interests
LP Units
2.5% Economic Interests
No Voting Interests
LP Units
53.3% Economic Interests
No Voting Interests
Galaxy Digital Inc. (“GDI”) (DE)
General Partner
No Economic Interests
100% Voting Control
LP Units
44.2% Economic Interests
No Voting Interests
Galaxy Digital Holdings LP (“GDH LP”) (DE)
Galaxy Digital LP (“GD LP”) (Cayman)
Other Galaxy Operating Subsidiaries
Galaxy Digital Capital Management LP and General Partner Interests (Cayman)
Galaxy Digital Qualified Opportunity Zone Business, LLC (DE)
Galaxy Digital Partners LLC (NY) (“Broker-Dealer”)
Galaxy Derivatives LLC (DE) (“Swap Dealer”)
Galaxy Digital LLC (DE)
Galaxy Digital Services LLC (DE)
Galaxy Digital Ventures LLC (DE)
Galaxy Power LLC (DE)
Galaxy Strategic Opportunities LLC (DE)
GDS Crypto Technologies Israel Ltd (Israel)
Galaxy Trading Asia Limited (Hong Kong)

__________________
(1)Michael Novogratz is the beneficial owner of all securities held by GGI, Novofam Macro LLC and certain family trusts that he controls.
Corporate Information
Our principal executive offices are located at 300 Vesey Street, New York, NY 10282, and our telephone number is (212) 390-9216. Our internet address is www.galaxy.com. Our website, information on our website or any other website is not incorporated by reference in this prospectus and is included in this prospectus as an inactive textual reference only.

THE OFFERING

Class A common stock offered by us	26,400,000 shares of Class A common stock.

Class A common stock offered by the selling stockholders	5,200,000 shares of Class A common stock (or 9,940,000 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Total number of shares of Class A common stock to be outstanding after this offering
165,162,969 shares (or 373,429,268 shares if all outstanding LP Units held by the holders of LP Units were redeemed or exchanged for a corresponding number of newly issued shares of Class A common stock). If the underwriters exercise their option to purchase additional shares of Class A common stock in full, 169,902,969 shares will be outstanding (or 373,429,268 shares if all outstanding LP Units held by the holders of LP Units were redeemed or exchanged for a corresponding number of newly issued shares of Class A common stock).

Option to purchase additional shares of Class A common stock	Our Founder has granted the underwriters a 30-day option to purchase up to 4,740,000 additional shares of Class A common stock at the public offering price less the underwriting discount.

Voting power held by holders of Class A common stock after giving effect to this offering
44.2% (or 45.5% if the underwriters exercise in full their option to purchase in full their option to purchase additional shares of Class A common stock and 100.0% if all outstanding LP Units held by the holders of LP Units were redeemed or exchanged for a corresponding number of newly issued shares of Class A common stock).

Voting power held by the GDH LP limited partners as holders of all outstanding shares of Class B common stock after giving effect to this offering
55.8% (or 54.5% if the underwriters exercise in full their option to purchase in full their option to purchase additional shares of Class A common stock and or 0% if all outstanding LP Units held by the holders of LP Units were redeemed or exchanged for a corresponding number of newly issued shares of Class A common stock).

Voting rights after giving effect to offering	Each share of common stock entitles its holder to one vote per share. Class A common stock and Class B common stock generally vote together as a single class on all matters submitted to a vote of our stockholders.

Redemption right of the holders of LP Units
Under the Amended LP Agreement, the holders of LP Units (other than us) have the right (subject to the terms of the Amended LP Agreement) to require GDH LP to redeem all or a portion of their LP Units for, at our election, newly issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LP Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LP Agreement. Additionally, in the event of a redemption request by a holder of LP Units, we may, at our option, effect a direct exchange of cash or Class A common stock for LP Units in lieu of such a redemption. Shares of Class B common stock will be cancelled on a one-for-one basis if we, following a redemption request of a holder of LP Units, redeem or exchange LP Units of such holder of LP Units pursuant to the terms of the Amended LP Agreement.
Except for transfers to us pursuant to the Amended LP Agreement or to certain permitted transferees, the holders of LP Units are not permitted to sell, transfer or otherwise dispose of any LP Units or shares of Class B common stock.

Use of proceeds
We estimate that our net proceeds from this offering will be approximately $477.8 million, after deducting the underwriting discount but before deducting estimated offering expenses. We will not receive any proceeds from the sale of shares of our Class A common stock in this offering by the selling stockholders, including any such proceeds received by the selling stockholders from any exercise by the underwriters of their option to purchase additional shares.
We intend to use all of the net proceeds that we receive from this offering to acquire LP Units from GDH LP at a purchase price per LP Unit equal to the public offering price of Class A common stock in this offering less the underwriting discount. We will purchase a number of LP Units that is equal to the number of shares of Class A common stock that we sell in this offering. We do not expect to retain any of the net proceeds we receive from this offering.
GDH LP intends to use the proceeds that it receives from our purchase of its LP Units to finance the continued expansion of its artificial intelligence and high-performance computing infrastructure at its Helios data center campus in the panhandle region of West Texas, and for general corporate purposes.

Controlled company
Immediately after this offering, our Founder will continue to own, indirectly through entities controlled by him, shares of our Class A common stock and Class B common stock entitling him to approximately 53.4% of our total voting power (or 52.2% of our total voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and, so long as he owns a controlling interest in our common stock, he will be able to control any action requiring the general approval of our stockholders, including the election and removal of directors, any amendments to our certificate of incorporation and the approval of any merger or sale of all or substantially all of our assets. Accordingly, we will remain a “controlled company” within the meaning of the corporate governance rules of Nasdaq and may elect not to comply with certain corporate governance standards, however we do not currently intend to rely on any of these exemptions and may not elect to do so in the future without approval of our independent directors. See “Risk Factors—Risks Related to Our Organizational Structure, our Class A Common Stock and this Offering—We are, and expect to be following this offering, a “controlled company” within the meaning of Nasdaq rules and, as a result, qualify for, and could elect to rely on, exemptions from certain corporate governance requirements,” “Management—Board of Directors—Controlled Company Exemption” and “Principal and Selling Stockholders.”

Listing	Our Class A common stock is listed on Nasdaq and the TSX under the symbol “GLXY.”

Risk factors	See the section titled “Risk Factors” and other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.
Unless we indicate otherwise throughout this prospectus, the number of shares of our Class A common stock outstanding after this offering, including the number of shares of our Class A common stock used to calculate voting power after this offering, is based on 133,716,925 shares of our Class A common stock outstanding as of May 23, 2025 and excludes:
•48,290,478 shares of our Class A common stock reserved for issuance under our equity compensation plans and arrangements as of such date;
•12,625,066 shares of our Class A common stock issuable upon the exercise of options to acquire such shares that are vested and outstanding as of such date;
•10,613,457 shares of our Class A common stock reserved for issuance upon vesting and exercise of outstanding options granted pursuant to our equity compensation plans or otherwise;
•7,009,955 shares of our Class A common stock in respect of unvested restricted share units and deferred share units granted pursuant to our equity compensation plans; and
•42,173,755 shares of our Class A common stock issuable upon exchange of the Exchangeable Notes outstanding as of such date (which is the maximum number of shares issuable upon the exchange of the Exchangeable Notes, assuming that all such exchanges are settled by delivery of shares, and subject to certain adjustments).
In addition, unless we indicate otherwise, the number of shares of our Class A common stock shown throughout this prospectus excludes 213,112,343 shares of Class A common stock reserved for issuance upon the exchange of 213,112,343 LP Units that were held by the holders of LP Units as of May 23, 2025, which figure includes 4,846,044 LP Units (or 9,586,044 LP Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) that will be redeemed by certain of the selling stockholders who are also limited partners of GDH LP for 4,846,044 shares of our Class A common stock (or 9,586,044 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in connection with such selling stockholders’ offer and sale of Class A common stock in this offering.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA
Summary of Historical Financial Data
The following tables present summary historical consolidated financial and operating data for Galaxy’s business as of the dates and for the periods indicated. The summary consolidated statements of operations data presented below for the fiscal years ended December 31, 2024, 2023 and 2022 and the summary consolidated statements of financial position data as of December 31, 2024 and 2023 have been derived from our audited consolidated financial statements appearing at the end of this prospectus. The summary consolidated statements of operations data presented below for the three months ended March 31, 2025 and 2024 and the summary consolidated statement of financial position data as of March 31, 2025 have been derived from our unaudited condensed consolidated interim financial statements appearing at the end of this prospectus. Results for any interim period are not necessarily indicative of the results that may be expected for the full fiscal year or any future period.
The summary consolidated historical financial and operating data is not necessarily indicative of the results to be expected in any future period. You should read the following summary historical financial and operating data in conjunction with the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing at the end of this prospectus. U.S. accounting rules require presenting certain trading transactions on a gross basis, in Revenues and with corresponding Transaction expenses. Certain high frequency trading operations that are no longer supported made outsized contributions to revenues and expenses in prior years, without large changes to net income. The summary consolidated financial and other data in this section are not intended to replace, and are qualified in their entirety by, our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	For the quarter ended March 31		For the years ended December 31
(in thousands)	2025	2024	2024	2023	2022
Revenues and gains from operations	$12,855,875	$9,828,423	$43,757,790	$52,209,639	$120,491,852
Transaction expenses	13,059,439	9,313,616	42,741,776	51,592,423	120,995,931
Other operating expenses	188,258	107,853	657,278	363,050	445,141
Other income / (expense)	90,278	(9,500)	(28,953)	(9,738)	104,800
Net income / (loss)	$(295,432)	$388,127	$346,772	$228,514	$(816,129)
Net income attributable to unit holders	$(295,432)	$388,127	$346,722	$228,514	$(718,910)

	As of March 31, 2025	As of December 31, 2024
(in thousands)
Cash and cash equivalents	$509,438	$462,103
Digital assets	2,653,369	2,928,225
Investments	1,281,814	1,643,506
Loans receivable	744,861	1,056,150
Property and equipment, net	262,216	237,038
Other assets	884,494	792,833
Total assets	$6,336,192	$7,119,855
Loans and collateral payable	3,055,820	3,407,982
Notes payable	763,798	845,186
Other liabilities	614,930	672,335
Total liabilities	4,434,548	4,925,503
Unit holders’ capital	1,901,644	2,194,352
Total liabilities and equity	$6,336,192	$7,119,855
Summary of Unaudited Pro Forma Combined Financial Information
The following tables present our unaudited pro forma combined statements of operations data for the year ended December 31, 2024 and the three months ended March 31, 2025 and our unaudited pro forma combined statements of financial position data as of the three months ended March 31, 2025, and reflect our historical financial statements adjusted for the pro forma effects of the Reorganization Transactions described under “Prospectus Summary—Reorganization Transactions.”
The unaudited pro forma combined statements of operations for the year ended December 31, 2024 and three months ended March 31, 2025, in each case, give pro forma effect to the Reorganization Transactions as if they had occurred on January 1, 2024. The unaudited pro forma combined statements of financial position data as of March 31, 2025 assumes that the Reorganization Transactions were completed on March 31, 2025. The unaudited pro forma combined financial statements do not give effect to this offering.
The summary unaudited pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma combined financial information appearing elsewhere in this prospectus and the accompanying notes thereto. See “Unaudited Pro Forma Combined Financial Statements.”

	Pro Forma for the Reorganization Transactions
	For the three months ended March 31, 2025	For the year ended December 31, 2024
(in thousands)
Revenues and gains / (losses) from operations	$12,855,875	$43,757,790
Total operating expenses	13,247,697	43,399,054
Total other income / (expense)	672	1,900
Income taxes expense / (benefit)	(38,106)	(7,056)
Net income	(353,044)	367,692
Net income attributable to common shareholders	$(131,420)	$136,587

Pro Forma for the Reorganization Transactions
As of March 31, 2025
(in thousands)
Cash and cash equivalents	$509,439
Digital assets	2,653,369
Investments	1,281,814
Loans receivable	744,861
Property and equipment, net	262,216
Other assets	995,233
Total assets	6,446,932
Loans and collateral payable	3,055,820
Notes payable	717,212
Other liabilities	588,675
Total liabilities	4,361,707
Total equity	2,085,225
Total liabilities and equity	$6,446,932

RISK FACTORS
Ownership of our Class A common stock involves a high degree of risk. These risks include, but are not limited to, those described below, each of which may be relevant to an investment decision. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, also may become important factors that affect us. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. Risks that are not presently known to us or that we do not currently consider material could also have a material adverse effect on our business, financial condition and results of operations. If any of these or the following risks occur, our business, financial condition, results of operations and future prospects could be materially harmed. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See the section titled “Special Note Regarding Forward-Looking Statements.”
Risks Related to Our Operations
We have limited operating history. Our business lines are nascent, unproven and subject to material legal, regulatory, operational, reputational, tax and other risks in every jurisdiction and are not assured to be profitable.
We and our subsidiaries have limited operating history on which an investor might evaluate our performance. We began operations in 2018, and publicly introduced new products and services, including buying and selling of select cryptocurrencies (our “trading” business), managing capital on behalf of third parties (our “asset management” services), our financial, investment and strategic financial services (our “investment banking” services), our balance sheet venture investments portfolio (managed by our “crypto ventures” team), our suite of products and services related to bitcoin mining (our “mining” services) in 2020, our self-custody technology business in 2023 and our validator services business in 2024. As a result, we are subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues, any of which could have a material adverse effect on us and may force us to reduce or curtail operations. Due to our limited operating history, our business model has not been fully proven and we have limited financial data that can be used to evaluate our current business and future prospects, which subjects us to a number of uncertainties, including our ability to plan for, model and manage future growth and risks. Our historical revenue growth should not be considered indicative of our future performance. There is no assurance that we will be successful in achieving a return on stockholders’ investment and the likelihood of success must be considered in light of the early stage of operations. Even if we accomplish these objectives, we may not generate the anticipated positive cash flows or profits. No assurance can be given that we will ever be successful in our operations and operate profitably.
Furthermore, our business lines are nascent, unproven and subject to material legal, regulatory, operational, reputational, tax and other risks in every jurisdiction and are not assured to be profitable. We may fail to be able to implement our investment or trading strategies, achieve our investment objectives, effectively operate our digital asset mining sites, develop our business lines or produce a return for our investors. We have chosen to pursue a number of different businesses in this evolving industry. It is possible that some of these businesses may be difficult to enter and/or it may become evident that a particular business is not a productive use of capital or time. In particular it is possible that existing laws and regulations (as interpreted going forward), and newly-enacted laws and regulations that have not yet become effective or been proposed, could make it impractical or impossible for us to enter into new business lines and may require us to stop engaging in certain business activities that we already perform that may currently be profitable. These difficulties and legal restrictions could lead us to modify our businesses and focus. In particular, we may become involved in investments and projects that are not directly related to the digital asset or blockchain industry. These projects are likely to relate to industries and clients that we believe will benefit in the future from blockchain technology and our experience and network in the digital assets industry.
From time to time, we may also launch new lines of business, offer new products and services within existing lines of business or undertake other strategic projects. For example, we are currently in the process of converting the infrastructure at our Helios mining campus to AI/HPC data center infrastructure and operations. While we have experience in providing computing power, we have no experience in developing, retrofitting and offering AI/HPC data centers, and there can be no assurance that these or any other modifications to our business model and strategy will be successful or will not result in harm to our business. See “—Risks Related to Our Business Lines—Our strategy to expand into the AI/HPC data center business may not be successful and may result in adverse consequences to our business, financial condition and results of operations” for more information on the risks relating to our transition to the AI/HPC business. There are substantial risks and uncertainties associated with these efforts and we expect to invest significant capital and resources in such efforts. Regulatory requirements can affect whether initiatives are able to be brought to market at all and, even if so, in a manner that is timely and attractive to our customers. Initial timetables for the development and introduction of new lines of business, products or services and price and profitability targets may not be met. Furthermore, our revenues and costs may fluctuate due to start-up costs associated with new businesses or products and services (including for legal or regulatory reasons) while revenues may take time to develop, which may adversely impact our results of operations. If we are unable to successfully manage our business while reducing expenses, our ability to continue in business could depend on the ability to raise sufficient additional capital, obtain sufficient financing and monetizing assets. The occurrence of any of the foregoing risks would have a material adverse effect on our financial results, business and prospects.
Our operating results have and will significantly fluctuate due to a variety of factors, including the highly volatile nature of cryptocurrency.
Our leading sources of revenue are dependent on digital assets and the broader cryptoeconomy. Our operating results have and will significantly fluctuate due to a variety of factors, including the highly volatile nature of cryptocurrency. Significant positive or negative changes in cryptocurrency asset prices (whether individually or in the aggregate) will not necessarily result in similar benefit or impairment to our operating results and financial condition. For example, the cumulative market capitalization of cryptocurrencies decreased approximately 57% during the three months ended June 30, 2022, while the value of GDH LP limited partners’ capital decreased 23% during the same period. Our operating results will continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:
•our dependence on offerings that are dependent on digital asset trading activity, including trading volume and the prevailing trading prices for digital assets, whose trading prices and volume can be highly volatile;
•our ability to attract, maintain, and grow our customer base and engage our customers;
•changes in the legislative or regulatory environment, or actions by governments or regulators, including fines, orders, or consent decrees;
•legislative or regulatory changes that impact our ability to offer certain products or services;
•the impact of environmental, social and governance concerns surrounding digital assets;
•pricing for our products and services;
•investments we make in the development of products and services as well as technology offered to our ecosystem partners, international expansion, and sales and marketing;
•our ability to utilize, utilization of and dependence on centralized digital asset trading platforms and OTC markets that are approved primarily based on our diligence review;
•macroeconomic conditions, including decreased trading in global markets or decreased demand for financial services products generally;
•disputes with our customers or regulators, adverse legal proceedings or regulatory enforcement actions, judgments, settlements, or other legal proceeding and enforcement-related costs;
•the development and introduction of existing and new products and services by us or our competitors;

•increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;
•the timing and amount of non-cash expenses, such as stock-based compensation and asset impairment;
•system failure or outages, including with respect to third-party cryptocurrency networks, decentralized finance protocols, breaches of security or privacy or any inaccessibility of the third-party cryptocurrency networks or decentralized finance protocols due to our or third-party actions;
•changes in the overall tax rate for our business, changes in tax laws or judicial or regulatory interpretations of tax laws;
•changes in accounting standards, policies, guidance and interpretations or principles;
•changes in requirements imposed on us by regulators or by our counterparties, including net capital requirements imposed by the SEC and FINRA on our broker-dealers;
•our ability to attract and retain talent;
•our ability to compete with our competitors; and
•general economic conditions in either domestic or international markets, including the impact of pandemics.
As a result of these factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. In light of the rapidly evolving nature of our business and the cryptoeconomy, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Quarterly and annual expenses reflected in our financial statements may be significantly different from historical or projected rates. Our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. As a result, the market price of our Class A common stock may increase or decrease significantly.
Our operating results are dependent on the prices of digital assets and volume of transactions that we conduct. If such price or volume declines, our business, operating results, and financial condition would be adversely affected.
Any declines in the volume of digital asset transactions, the price of digital assets, or market liquidity for digital assets generally may adversely affect our operating results. We have significant investments in digital assets. As of March 31, 2025, we held digital intangible assets of $2.1 billion, digital financial assets of $514.5 million, and bitcoin and ether spot ETF investments of $440.9 million. In addition, GDH LP unit holders’ capital was $1.9 billion as of such date. Changes in the value of digital assets will generally have a significant impact on our results. Our operating results will be impacted by the revenues and profits we generate from the purchase, sale, and trading of digital assets and financial contracts linked to digital assets. The price of digital assets and associated demand for buying, selling, and trading of digital assets have historically been subject to significant volatility. For instance, in 2017 and 2021, the value of certain digital assets, including bitcoin, experienced steep increases in value, followed by steep declines in 2018 and 2022. After recovering from the 2018 decline and reaching record highs in December 2021, the value of the total crypto market cap declined by approximately 64% in the twelve months ended December 31, 2022. The collapse of several companies in the digital asset industry such as Celsius, Voyager and FTX impacted digital assets prices in 2022 and the majority of 2023. We believe that the approval and launch of spot-based Bitcoin ETFs in the U.S. in the first quarter of 2024 and the election of President Donald Trump in the fourth quarter of 2024 drove up the crypto market cap again in 2024, but the crypto market generally declined in the first quarter of 2025. The price and trading volume of any digital asset is subject to significant uncertainty and volatility, and may significantly decline in the future, without recovery. Such uncertainty and volatility depend on a number of factors, including:
•market conditions across the cryptoeconomy;

•changes in liquidity, volume, and trading activities;
•trading activities on digital asset trading platforms worldwide, many of which may be unregulated, and may include manipulative activities;
•investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;
•the speed and rate at which cryptocurrency is able to gain adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument, or other financial assets worldwide, if at all;
•decreased user and investor confidence in digital assets and digital asset trading platforms;
•negative publicity and events relating to the cryptoeconomy;
•unpredictable social media coverage or “trending” of digital assets;
•the ability for digital assets to meet user and investor demands;
•the functionality and utility of digital assets and their associated ecosystems and networks, including digital assets designed for use in various applications;
•consumer preferences and perceived value of digital assets and digital asset markets;
•increased competition from other payment services or other digital assets that exhibit better speed, security, scalability, or other characteristics;
•regulatory (including enforcement) or legislative changes and updates affecting the cryptoeconomy;
•the characterization of digital assets under the laws of various jurisdictions around the world;
•the maintenance, troubleshooting, and development of the blockchain networks underlying digital assets, including by miners, validators, and developers worldwide;
•the ability for cryptocurrency networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;
•ongoing technological viability and security of digital assets and their associated smart contracts, applications and networks, including vulnerabilities against hacks and scalability;
•fees and speed associated with processing digital asset transactions, including on the underlying blockchain networks and on digital asset trading platforms;
•financial strength of market participants;
•the availability and cost of funding and capital;
•the liquidity of digital asset trading platforms;
•interruptions in service from or failures of major digital asset trading platforms;
•availability of an active derivatives market for various digital assets;
•availability of banking and payment services to support cryptocurrency-related projects;
•level of interest rates and inflation;
•monetary policies of governments, trade restrictions, and fiat currency devaluations; and
•national and international economic and political conditions.

There is no assurance that any digital asset will maintain its value or that there will be meaningful levels of trading activities. For example, in 2022 we witnessed dampened demand for trading digital assets in the wake of industry turmoil, impacting our operating results. In the event that the price of digital assets or the demand for trading digital assets decline, our business, operating results, and financial condition could be adversely affected.
Our operating results are dependent on the prices of digital assets and volume of transactions that we conduct, which have historically been volatile and are subject to social media and publicity risks.
Activities in bitcoin and other digital assets also receive a high degree of public scrutiny, both from traditional media sources and through social media and other forums. Unfavorable publicity regarding bitcoin has adversely affected the price of bitcoin, as has unfavorable publicity involving other digital assets or digital asset-focused firms. Bitcoin has in the past, and may in the future, be the target of media criticism, including regarding the market value, utility and environmental effects of bitcoin. Such unfavorable media coverage could continue to materially impact decisions to buy, hold, or trade bitcoin and, as a result, impact the price of bitcoin.
In addition, social media posts and other statements and actions by prominent individuals, including Elon Musk and Michael Saylor, have resulted in outsized movements in the market price of bitcoin and other cryptocurrencies. It is possible that future statements by Mr. Musk, Mr. Saylor and other individuals concerning bitcoin and other cryptocurrencies will have disproportionate impacts on the market price of bitcoin and other digital assets.
A determination that a digital asset is a “security,” or that an activity in which we engage involves a “securities transaction” for purposes of the federal securities laws could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of our Class A common stock.
Depending on the facts and circumstances, a digital asset may be considered a “security,” or an activity in which we engage may be deemed to involve a “securities transaction,” under the federal or state securities laws. The test for determining whether a particular digital asset is a “security,” or whether a particular activity involves a “securities transaction,” is complex and difficult to apply, and the outcome is difficult to predict. Public, though non-binding, statements by senior officials at the SEC have indicated that the SEC did not consider bitcoin or ether to be securities, and does not currently consider bitcoin to be a security. Moreover, the staff of the SEC’s Division of Corporation Finance has published statements that it does not consider, under certain circumstances, “meme coins” or some stablecoins to be securities. However, such statements may be withdrawn at any time without notice and comment by the staff of the Division of Corporation Finance at the SEC or the SEC itself. In addition, the SEC, through delegated authority approving the exchange rule filings to list shares of trusts holding ether as commodity-based ETFs, appears to have implicitly taken the view that ether is not a security, and through delegated authority has approved exchange rule filings to list shares of trusts holding ether as commodity-based exchange traded products that are not registered as investment companies. The SEC staff has also authored informal, non-binding “no-action” letters to the promoters of a handful of digital assets to the effect that the staff would not recommend enforcement action to the SEC on the basis that transactions in such digital assets, as described to the staff by their respective promoters, are securities transactions. On the other hand, the SEC under the prior administration brought enforcement actions against the issuers and promoters of several other digital assets on the basis that the digital assets in question are securities. Under the prior administration, the SEC also brought enforcement actions against digital asset trading platforms for allegedly operating unregistered securities exchanges, brokers, and clearing agencies on the basis that certain of the digital assets that they facilitate trading and settlement of through their platforms are securities. In January 2025, the SEC launched a crypto task force dedicated to developing a comprehensive and clear regulatory framework for digital assets let by Commissioner Hester Peirce. Subsequently, Commissioner Peirce announced a list of specific priorities to further that initiative, which included pursuing final rules related to a digital asset’s security status, a revised path to registered offerings and listings for digital assets-based investment vehicles, and clarity regarding digital asset custody, lending, and staking. However, the efforts of the crypto task force have only just begun, and how or whether the SEC regulates digital asset activity in the future remains to be seen.
Whether a digital asset is a security or offers and sales of a digital asset are securities transactions under the federal securities laws depends on whether it is included in the lists of instruments making up the definition of

“security” in the Securities Act, the Exchange Act, the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (collectively, “federal securities laws”). Digital assets as such do not appear in any of these lists, although each list includes the terms “investment contract” and “note,” and the SEC has typically analyzed whether a particular digital asset is a security by reference to whether it meets the tests developed by the federal courts interpreting these terms, known as the Howey and Reves tests, respectively. For many digital assets, whether or not the Howey or Reves tests are met is difficult to resolve definitively, and substantial legal arguments can often be made both in favor of and against a particular digital asset qualifying as a security under one or both of the Howey and Reves tests. Adding to the complexity, the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve, though the SEC has not further addressed this theory in its ongoing litigation.
Certain state regulators or attorneys general have also alleged that certain digital assets are securities under relevant state laws and that digital asset trading platforms’ activities violate state securities laws.
Any enforcement action by the SEC or a state securities regulator asserting that a digital asset is a security or sold in a securities transaction or related derivatives contract, or a court decision to that effect, would be expected to have an immediate material adverse impact on the trading value of that digital asset, and depending on the specific characteristics of the digital asset, could have adverse spillover effects on the trading values of other digital assets perceived to share similar characteristics. This is because the business models behind most digital assets are incompatible with U.S. regulations applying to transactions in securities. If a digital asset is determined to be a security, it is likely to become difficult or impossible for the digital asset to be traded, cleared or custodied in the United States through the same channels used by non-security digital assets. For example, all transactions in such digital asset would have to be registered with the SEC and potentially state securities regulators, or conducted in accordance with exemptions from registration, which could severely limit its liquidity and usefulness. Moreover, the network on which such digital asset is utilized may be subject to regulation as an intermediary in the securities markets, which could effectively render the network impracticable for its intended purposes. In addition to materially and adversely affecting the trading value of the digital asset, any such consequences are likely to significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars. Any assertion that a digital asset is a security or securities transaction, respectively, by the SEC or another regulatory or judicial authority may have similar effects.
The SEC’s positions on the federal securities law status of particular digital assets are closely watched and can have dramatic effects, whether or not the SEC’s positions prevail in federal court. For example, in 2020 the SEC filed a complaint against the promoters of XRP alleging that they raised more than $1.3 billion through XRP sales that should have been registered under the federal securities laws, but were not. In the weeks following the filing of the SEC’s complaint, XRP’s market capitalization fell to less than $10 billion, which was less than half of its market capitalization in the days prior to the complaint. Subsequently, in July 2023, the District Court for the Southern District of New York held that while XRP is not a “security,” certain sales of XRP to certain buyers (but not other types of sales to other buyers) amounted to “investment contracts” under the Howey test and therefore securities. The District Court entered a final judgment in the case on August 7, 2024. On January 15, 2025, the SEC filed an appeal against the judgment with the United States Court of Appeals for the Second Circuit (the “Second Circuit”). In late March of 2025, senior executives of the promoters of XRP announced on social media platforms that the SEC has agreed to drop its appeal without conditions in connection with its settlement agreement with the SEC, which is subject to finalization. On April 10, 2025, the promoters of XRP and the SEC filed a joint motion to pause the judicial proceedings. On April 16, 2025, the Second Circuit granted the joint motion and ordered the SEC to file a status report within 60 days. On May 8, 2025 the promoters of XRP and the SEC entered into a settlement agreement, which provided that, among other things, the parties would jointly request the district court to issue an indicative ruling as to whether it would dissolve the August 7, 2024 injunction and order the escrow account to be released, with $50 million ultimately being paid by the promoters of XRP as a civil penalty to the SEC.
Likewise, in the days following the announcement of SEC enforcement actions against certain digital asset issuers and trading platforms, the prices of various digital assets declined significantly and may continue to decline if or as such cases advance through the federal court system. Furthermore, the decisions in cases involving digital assets have resulted in seemingly inconsistent views of different district court judges, including one that explicitly disagreed with the analysis underlying the decision regarding XRP, which underscore the continuing uncertainty around which digital assets or transactions in digital assets are securities and what the correct analysis is to determine each digital asset’s status. For example, the conflicting district court opinions and analyses demonstrate that factors such as how long a digital asset has been in existence, how widely held it is, how large its market capitalization is, the manner in which it is offered, sold or promoted and whether it has actual use in commercial transactions, ultimately may have limited to no bearing on whether the SEC, a state securities regulator or any particular court will find it to be a security.
In June 2023, the SEC brought an action against Binance (the “Binance Complaint”) and Coinbase (the “Coinbase Complaint”) alleging that they solicited U.S. investors to buy, sell, and trade “crypto asset securities” through their unregistered trading platforms and operated unregistered securities exchanges, brokerages and clearing agencies. Binance subsequently announced that it would be suspending USD deposits and withdrawals on Binance.US and that it planned to delist its USD trading pairs. In November 2023, the SEC brought similar charges against Kraken (the “Kraken Complaint”), alleging that it operated as an unregistered securities exchange, brokerage and clearing agency. In February 2025, a 60-day stay was granted in the SEC’s lawsuit against Binance in response to a joint request by both the SEC and Binance, which acknowledged that the SEC’s newly formed Crypto Task Force’s focus on developing a federal securities laws framework for digital assets may resolve the case. In February 2025, Coinbase and the SEC entered into a court-approved joint stipulation to dismiss the SEC’s lawsuit with prejudice. In March 2025, Kraken and the SEC jointly dismissed the SEC’s lawsuit with prejudice. Several other digital assets market participants have also announced that the SEC informed them that the SEC was terminating its investigation or enforcement action into their firm. The final outcome of these lawsuits (to the extent not yet dismissed), their effect on the broader digital asset ecosystem and the reputation impact on industry participants, remain uncertain. As part of our trading business, we have in the past and in some cases continue to provide clients and counterparties access to certain digital assets that the SEC in these complaints has alleged to be securities, or the subject of securities transactions. For more information about the digital assets that our trading business provides access to, see “Business—Our Products and Services.” We carefully consider the implications of these allegations as well as other developments relating to the digital assets to which we may provide clients and counterparties access.
As described under “—A determination that a digital asset is a “security,” or a “security-based swap,” or that an activity in which we engage involves a “securities transaction” for purposes of the federal securities laws could have adverse regulatory consequences for us, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of our Class A common stock,” the determination that a digital asset is a security under the federal securities laws could also have adverse U.S. regulatory consequences for us. But even if there were no such adverse U.S. regulatory consequences, we may nevertheless decide to terminate our services relating to that digital asset and liquidate our holdings of that digital asset while we believe a liquid market still exists, which could result in us selling that digital asset at depressed prices.
For a discussion of the potential consequences of having engaged in a digital asset transaction in the United States or with U.S. clients and counterparties in which we did not, but in retrospect should have, treated the digital asset in question as a security, see “Business—United States—Securities Regulation Generally.”
To the extent we hold any digital asset that is impacted by an assertion or finding of securities status, or we engage in any economic arrangement in respect of a digital asset that is deemed to be a securities transaction, our business, financial condition and results of operations would be adversely impacted, as they would to the extent we earn revenues from transacting or facilitating transactions in that digital asset. Depending on which digital asset or activities are impacted, these adverse impacts could be material to us and to the market price of our Class A common stock.
A determination that a digital asset is a “security,” or a “security-based swap,” or that an activity in which we engage involves a “securities transaction” for purposes of the federal securities laws could have adverse regulatory consequences for us, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of our Class A common stock.
In addition to the potential for adverse consequences to our business, financial condition and results of operations described under “—A determination that a digital asset is a “security,” or that an activity in which we engage involves a “securities transaction” for purposes of the federal securities laws could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of our Class A common stock,” the classification of a digital asset as a security under the federal securities laws has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, clearing and holding of such assets. In 2023, the SEC brought the Coinbase Complaint, the Binance Complaint and the Kraken Complaint, alleging that a number of digital assets are securities and that, as a result, each had failed to register with the SEC in a number of capacities as required under the federal securities laws. Although the litigation against Binance, Coinbase, and Kraken has been stayed or dismissed in the days following the complaints, one of the digital asset trading platform’s publicly traded stock price fell by 10%. Although we take these implications into account for those digital assets that we treat as securities for federal securities law purposes, for a digital asset that we previously treated as not being a security for federal securities law purposes, these implications could include the following, any of which could have adverse consequences to our business, financial condition and results of operations as well as the market price of our Class A common stock:
•Liability for participating in unregistered securities offerings. In the United States, securities generally may not be offered or sold unless the offer or sale is registered with the SEC or an exemption from registration is available. If a digital asset or any of our transactions in or referencing digital assets is determined to be a security and we offered or sold that digital asset, or engaged in that digital asset transaction, without a valid exemption from SEC registration requirements, we could incur liability to purchasers as well as SEC monetary fines and other penalties, including restrictions on our ability to conduct business.
•Liability for acting as an unregistered broker-dealer, national securities exchange or clearing agency. A person in the business of effecting transactions in securities or security-based swaps in the United States is generally subject to registration with the SEC as a “broker,” “dealer,” or “security-based swap dealer.” A platform that brings together purchasers and sellers to trade securities (or certain securities-related derivatives) in the United States is generally subject to registration as a national securities exchange or as a security-based swap execution facility, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system. A person that facilitates clearing and settlement of securities or that acts as a securities depository may be subject to registration with the SEC as a clearing agency. If a digital asset is determined to be a security and we transacted in that digital asset or engaged in a transaction referencing that digital asset in a manner implicating any of the foregoing SEC registration requirements or other related registrations without being so registered or without a valid registration exemption, we could incur SEC monetary fines and other penalties, including restrictions on our ability to conduct business.
•Liability for operating as an unregistered investment company. A person in the business of investing in securities in the United States is subject to registration and regulation as an investment company under the Investment Company Act, unless a valid exemption from such registration applies. The laws and regulations applicable to registered investment companies, including limitations on debt and other forms of leverage, restrictions on transactions with affiliates and other limitations on business activities generally make it impractical for an operating company such as us. If one or more digital assets is determined to be a security and we had been relying on such digital assets as not being securities for Investment Company Act purposes, we could incur SEC monetary fines and other penalties, including restrictions on our ability to conduct business. In addition, counterparties to contracts to which we are party could seek to avoid their obligations under those contracts on grounds that contracts with illegally unregistered investment companies are unenforceable.
•Obligation to restructure our operations in order to avoid operating as an unregistered investment company. We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act, If we determined that we risked becoming subject to registration as an investment company under the Investment Company Act, we would explore alternatives for avoiding this status, which may include disposing of digital asset securities, or one or more of our balance sheet venture investments, or acquiring businesses or assets that are not securities, and we may be required to effect such dispositions or acquisitions under unfavorable market conditions. See “—Risks Related to Our Organizational Structure, our Class A Common Stock and this Offering—If we are deemed to be an investment company under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.”
•Liability for acting as an unregistered investment adviser. A person in the business of advising others, for compensation, with respect to securities in the United States or to U.S. clients is subject to registration and regulation as an investment adviser under the Advisers Act, unless a valid exemption from such registration applies. If a digital asset is determined to be a security and we advised clients as to that digital asset in a manner implicating Advisers Act registration requirements without being so registered or without a valid registration exemption, we could incur SEC monetary fines and other penalties, including restrictions on our ability to conduct business.
Similar, though not identical, concerns would arise if a digital asset or a digital asset transaction is determined to be a security-based swap.
We may be able to take steps in order to bring our operations into compliance with the federal securities laws following a determination that one or more digital assets in which we transact are securities or security-based swaps, but there is no guarantee that we would be able to take such actions as may be necessary to ensure that our future activities comply with applicable law, which could force us to discontinue some or all of our business activities. In general, any steps we are able to take in order to ensure future compliance with applicable laws would not insulate us from liability for past violations.
While the above description of adverse regulatory consequences focuses on the federal securities laws, the various U.S. states and jurisdictions outside the United States also intensively regulate securities transactions, and so a U.S. state’s or other jurisdiction’s determination that a particular digital asset is a security or security-based swap could have similarly adverse consequences to our business, financial condition and results of operations as well as the market price of our Class A common stock.
Our process for analyzing whether or not a particular digital asset is a security for purposes of the federal securities laws may not yield results that are consistent with subsequent determinations by the SEC or federal courts, or with similar determinations made by our competitors.
We have procedures designed to analyze whether each digital asset that we seek to transact in or develop could be deemed to be a “security” under the federal securities laws. See “Business—United States—Securities Regulation Generally.” We have adapted our process for determining the federal securities law status of digital assets over time, as the specific steps in the process have evolved in light of the developing regulatory environment. Prior to 2018, our activities primarily involved Bitcoin and Ethereum and their various forks. Beginning in January 2018, we implemented a procedure whereby before transacting in a new digital asset, our trading desk would seek approval from the legal department; the legal department would generally discuss the digital asset with other Galaxy employees to determine whether the digital asset appeared to have a consumptive use, as opposed to a merely speculative investment use, and if so, approve it for transactions. Beginning in January 2019, our legal department introduced a New Product Approval form in order to standardize the process that was initiated the previous year, and responsibility for approving and categorizing new digital assets was assigned to a risk committee later renamed the “Token Committee” composed of senior executives, including members of the legal department, and advised by the legal department. The Token Committee is currently comprised of our President, CFO, COO, General Counsel, Head of Trading, Head of Technology, Head of Research, Head of Operations, Chief Compliance Officer, Deputy Chief Compliance Officer and Deputy General Counsel. In August 2020, with the benefit of several months’ experience using the Token Committee approval process, our legal department updated the New Product Approval form to more closely align with the analysis being conducted by the Token Committee with advice of the legal department. In August 2021, the Token Committee introduced an element to the approval process in addition to the New Product Approval form, generally requiring a third-party assessment of a digital asset’s federal securities law status, which may include a legal analysis prepared by external lawyers. In 2025, the process was further updated to also require an assessment as to whether a digital asset could be deemed a security under New York state securities laws.

As part of our federal securities law analytical process, we take into account a number of factors, including the various definitions of “security” under the federal securities laws and federal court decisions interpreting elements of these definitions, such as the U.S. Supreme Court’s decisions in the Howey and Reves cases and their progeny, as well as reports, orders, press releases, public statements and speeches by the SEC, its commissioners and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws. To the extent any such court rulings, reports, orders, press releases, public statements, speeches or other developments we become aware of implicate a digital asset that we have previously sorted into the “No Restrictions” category, we endeavor to reassess the federal securities law status of such digital asset. In certain circumstances, our categorization of particular digital assets has changed, and may in the future change, in light of new information. For example, if a digital asset in which we transact in the United States or with U.S. clients or counterparties were alleged to be a security in credible private litigation, an SEC enforcement order or in a statement or speech by an SEC official, we would consider any new findings of facts, legal analyses and other circumstances involving such digital asset that are relevant to whether such digital asset may be a security, and determine whether our classification of such digital asset should be modified. Conversely, certain digital assets that were once offered in a manner that led us to sort them into the “Non-U.S.” category (i.e., because they did not meet the criteria for inclusion in the “No Restrictions” category at the time of such determination), may later be re-analyzed based on developing facts and circumstances. Under certain circumstances, we may determine that we have reasonable grounds for concluding that such a digital asset is not a security under the federal securities laws, and re-categorize such digital asset into the “No Restrictions” category. We also evaluate any broader impact that such court rulings, reports, orders, press releases, public statements and speeches may have on our overall business strategy, in particular the scope of our trading business. We continue to monitor the U.S. and global regulatory environment, and we expect our process to continuously evolve to take into account case law, facts, and developments in technology, as regulatory guidance evolves. However, because of the inherent uncertainties associated with such an analysis, we acknowledge that a particular digital asset that we transact in or develop may in the future be found by a federal court or alleged by the SEC or a private plaintiff to be a security notwithstanding our prior conclusion, and such prior conclusion, even if reasonable under the circumstances, would not preclude legal or regulatory action based on the presence of a security. We recognize that the application of securities laws to the specific facts and circumstances of digital assets may be complex and subject to change and differing judicial opinions. See “Business—Government Regulation” for more information.
We conduct a re-evaluation of our prior determinations regarding the federal securities law status of a digital asset in which we may transact when we become aware of new findings of facts or other changed circumstances implicating such digital asset, and a member of the Token Committee considers there to be a reasonable likelihood that such development could impact our prior determination with respect to the federal securities law status of such digital asset. In that event, we would re-evaluate such digital asset under our then-current procedures, taking into consideration such new development, before continuing to transact in such digital asset in a manner that would implicate our compliance with federal securities laws. We do not always re-examine our prior determinations regarding the federal securities law status of the digital assets in which we may transact solely because there has been an update or enhancement to our policies and procedures. Because of this, there is a possibility that a digital asset we have approved for trading under our prior policies and procedures might not gain approval under our policies and procedures as updated or enhanced. If we were to determine, as a result of a re-examination of our prior determination or otherwise, that a digital asset in which we have previously transacted on a “No Restrictions” basis is a security, we would take all actions that we deem necessary in order to comply with law, including but not limited to ceasing to trade such digital asset in the United States or with U.S. clients or counterparties.
Because of complexities in applying the federal securities laws to digital assets and the fact that different companies doing business in the digital asset industry take varying approaches to digital asset analyses, we expect that competitors may reach different conclusions from us on the securities-law status of a particular digital asset or digital asset category. Although we anticipate that these differences will narrow over time as the SEC and federal courts address the securities-law status of larger numbers of individual digital assets, or as Congress enacts relevant legislation, until that occurs, where competitors conclude that they have the ability to transact in digital assets in ways that we do not permit because of these different conclusions, some competitors may have business and revenue opportunities that are not available to us.

We believe that our process reflects a thoughtful analysis that is reasonably designed to facilitate consistent application of available legal guidance to digital assets to determine whether a particular digital asset is a security under the federal security laws. However, we recognize that the application of securities laws to the specific facts and circumstances of digital asset transactions is complex and subject to change and differing judicial opinions, and therefore legal and regulatory risk will be an inherent feature of our business model until greater legal and regulatory certainty becomes possible. Because our process may be considered “risk based” in the sense that it is not capable of entirely eliminating risks associated with a particular digital asset being found to be a security and because it does not address a state-by-state securities law analysis, and because of the fact that our determinations (and similar determinations by other industry participants) are not binding upon the SEC, any state regulator or attorney general, a private plaintiff, or any federal or state court, we acknowledge that a particular digital asset that we transact in may in the future be found by a federal or state court or alleged by the SEC, a state regulator or attorney general, or a private plaintiff to be a security notwithstanding our prior determination. We also acknowledge that the SEC, any state regulator or attorney general, a private plaintiff, or any federal or state court may determine that a digital asset is a security based on factors that are difficult to predict and/or are outside of our control, potentially including the actions of a third-party promoter. In that case, our prior determination, even if reasonable under the circumstances, would not preclude legal or regulatory enforcement action, or lawsuits brought by our clients and counterparties, based on the presence of a security. Accordingly, we have received, and might in the future receive, from time to time, SEC inquiries regarding specific digital assets in which we transact. See “Business—Legal Proceedings” for more information. To the extent the SEC, a state regulator or attorney general, a private plaintiff or a court asserts or determines that any digital assets in which we transact are securities, that assertion or determination could prevent us from continuing to transact in such digital assets and could result in regulatory enforcement penalties, sanctions, injunctions, cease and desist orders, reputational harm and financial losses.
If the SEC alleges that our non-custodial staking services involve unregistered offers and sales of securities or unregistered securities broker-dealer activity in violation of the Securities Act or the Exchange Act and the courts agree with the SEC, we may be required to cease our non-custodial staking activities and may be subject to monetary and other penalties.
In several enforcement actions filed by the SEC under the prior administration in federal courts in New York, California, and Washington D.C., the SEC alleged that certain companies have offered staking services to retail customers for various digital assets as unregistered securities or acted as unregistered securities broker-dealers in facilitating offers or sales of third-party staking services in violation of the registration provisions of the Securities Act or the Exchange Act. For example, in 2023 the SEC charged Kraken, Coinbase and Binance with offering and selling digital asset staking-as-a-service programs to retail customers as unregistered investment contract schemes in violation of the Securities Act. In June 2024, the SEC charged Consensys Software Inc. with acting as an underwriter of unregistered securities in violation of the Securities Act and as an unregistered broker in violation of the Exchange Act by marketing the Lido and Rocket Pool third-party liquid staking-as-a-service programs to retail customers through Consensys’ “Metamask Staking” platform. As noted above, the litigation against Binance, Coinbase, and Kraken has been stayed or dismissed, as has the litigation against Consensys. We believe that our non-custodial staking businesses do not offer or sell any “securities” subject to the securities laws or SEC regulations and that they would in any event qualify for exemptions from Securities Act or Exchange Act requirements. For example, we believe our provision of non-custodial staking validator node infrastructure to accredited investors through privately arranged transactions and our operation of back-end validator node support to third-party staking operations such as Lido do not fall within the purview of the securities laws or SEC regulations, and that even if they did, they would qualify for one or more exemptions from those laws or regulations. However, we do not know if the SEC will agree with our interpretation of those laws or regulations, or if we will be successful if we seek relief from the courts. If the SEC or a private litigant were to prevail on claims that our non-custodial staking businesses violate the Securities Act or Exchange Act, we may be subject to monetary penalties, liabilities, reputational harm, and may be required to cease offering these services.
We may suffer losses due to staking, delegating, and other related services.
Blockchain networks which utilize PoS or similar consensus mechanisms to validate transactions enable holders of certain digital assets to stake or delegate those assets with validator nodes to secure the network and participate in transaction validation activities on their underlying blockchain networks. We currently stake certain digital assets and operate validator nodes on blockchain networks through our blockchain infrastructure operations. Some PoS networks require the digital assets to be transferred on the underlying blockchain networks into smart contracts which are not under our or anyone’s control, or to a validator node directly, to participate in staking. Other PoS networks enable users to delegate certain rights or powers associated with the relevant digital assets to a validator node, while custody of the digital asset itself remains entirely with the user. If our validator nodes or relevant smart contracts fail to behave as expected, suffer cybersecurity attacks, experience security issues, or encounter other problems, our or our clients’ digital assets may be irretrievably lost. In addition, most PoS blockchain networks dictate requirements for participation in the relevant staking activity, such as requiring a minimum amount of staked digital assets before being able to operate as a validator node. If those requirements are not met, the blockchain network or other validator nodes may impose penalties, referred to as “slashing,” such as if the validator node operator acts maliciously on the network, “double signs” any transactions, or experiences extended downtimes. Slashing penalties can also apply due to prolonged inactivity on a blockchain network and inadvertent errors such as coding, computing or hardware issues, as well as more serious behavior such as intentional malfeasance. If Galaxy-operated validator nodes or any other validator nodes that we may use are subject to slashing in the future in accordance with the rules of an underlying blockchain network, our or our clients’ staked digital assets may be confiscated, withdrawn, or burnt by the network, resulting in permanent losses. Any loss of digital assets, penalties or slashing events could damage our brand and reputation, cause us to suffer financial losses, and adversely impact our business.
We are highly dependent on our key personnel, including our Founder, which exposes stockholders to material and unpredictable “key man” risk.
We are highly dependent on the services of our senior management team, including members of our executive team, and other key employees and personnel across product, engineering, risk management, compliance and legal, finance and marketing. Because we operate in a relatively new industry that requires highly skilled and technical personnel, our future success is highly dependent on the talents and contributions of our senior management and other key personnel. The loss of any such key personnel could disrupt our operations and have a material adverse effect on our business.
In particular, we are highly dependent on the services of Michael Novogratz, our Founder, CEO and, through his direct and indirect ownership, the largest beneficial owner of our Class A common stock, for conducting our businesses, implementing investment and trading strategies and establishing and maintaining relationships with key business counterparties. If the services of our Founder were to become unavailable for any reason including a voluntary decision by our Founder to no longer continue with the business, it would have a material adverse effect on our business and investment decisions, financial results and returns to our stockholders.
Our Founder, other members of senior management or other key personnel could engage in activities outside of Galaxy or could leave their positions at Galaxy in favor of other pursuits. Neither our Founder nor any other key personnel are contractually required to continue to provide services to us. While all of our key personnel have entered into employment agreements with us which contain covenants that they will not compete with us and applicable laws may prevent such personnel from engaging in certain directly competitive activities to the extent that they are members of our board of directors, such laws will not guarantee to stockholders that such personnel will devote their full time, attention or efforts to us. For example, if our Founder were to cease to provide services to us, he could engage in other pursuits, which may relate to digital assets or investing, while remaining our largest and generally controlling owner, an outcome that may be unfavorable to stockholders. Our Founder may also continue to manage significant non-digital assets outside of us, which may consume some of his time, attention and efforts.
Our Founder’s public profile makes it more likely that we will attract material regulatory scrutiny, which would be costly and distracting regardless of whether we have engaged in any unlawful conduct.
Our Founder has been a vocal and visible proponent of digital assets, in some cases attracting controversy in connection with his views and statements as expressed on social media or otherwise. Further, due to our Founder’s public profile, his views, statements and conduct could be subject to scrutiny by both the public at large and governmental and regulatory bodies, which could adversely affect our business and our reputation. These considerations make it foreseeable that we could attract material regulatory scrutiny driven in part by the visibility of our Founder, irrespective of whether we have engaged in any unlawful conduct. Regulatory scrutiny may take the form of requests for information or responses, examinations, meetings or other types of interactions that may proceed to a formal enforcement action, suit, fine or other formal negative sanction, consume a material amount of management’s time, attention and efforts, lead to material spending on legal and other advisors or cause other negative consequences (including, for example, certain of the matters discussed under “Business—Legal Proceedings”).
If we fail to develop, maintain and enhance our brand and reputation, our business operating results and financial condition may be adversely affected.
Our brand and reputation are key assets and a competitive advantage, and maintaining a strong brand and reputation will be an important factor in our success and our development of our business. Protecting and enhancing our brand depends largely on the success of our marketing efforts, ability to provide consistent, high-quality, and secure products, services, features, and support. Thus, maintaining, protecting, and enhancing our reputation is also important to our development plans and relationships with our partners and counterparties. Furthermore, we believe that the importance of our brand and reputation may increase as competition in the financial services industry, the digital asset industry and the AI industry further intensifies. Our brand and reputation could be harmed if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity, unexpected events, or actions by third parties. Unfavorable publicity regarding, for example, the quality of or changes to our products and services, litigation or regulatory activity, privacy practices, data security compromises or breaches, terms of service, intellectual property matters, employment matters, the use of our products, services, or supported digital assets for illicit or objectionable ends, the actions of our clients, customers, employees, or the actions of other companies that provide similar services to ours, has in the past, and could in the future, adversely affect our reputation and our business.
We receive a high degree of media coverage in the industries in which we operate and around the world. Additionally, because we are a founder-led company, actions by, or unfavorable publicity about our Founder, may adversely impact our brand and reputation. Such negative publicity also could have an adverse effect on the size and engagement of our customers and could result in decreased revenue, which could have an adverse effect on our business, operating results, and financial condition. Further, we may in the future be the target of social media campaigns criticizing actual or perceived actions or inactions that are disfavored by our customers, employees, or society at-large, which campaigns could materially impact our customers’ decisions to engage with our products and services.
More broadly, because the digital asset, blockchain technology and AI sectors are relatively nascent, public opinion is underdeveloped and will continue to evolve over time. For example, there has been focus on the environmental, social and governance considerations regarding the use of electricity and other resources for digital asset mining operations. The same environmental considerations are also applicable to AI/HPC.
Public debate regarding the regulation of all facets of the digital asset sector will continue to take shape as regulators and lawmakers make their positions known. Moreover, in 2022, each of Celsius Networks, Voyager Digital, Three Arrows Capital and FTX declared bankruptcy. In particular, in November 2022, FTX—which was at the time one of the world’s largest and most popular digital asset trading platforms—became insolvent, and it was revealed that the platform had been misusing customer assets, resulting in a loss of confidence in participants of the cryptoeconomy and negative publicity surrounding crypto more broadly. Additionally, in February 2025, the digital asset trading platform Bybit lost approximately $1.5 billion in ether through a hacker-induced transfer from its cold wallet to a wallet address associated with the Lazarus Group. Unfavorable media coverage in relation to the cryptoeconomy, including the societal impact of digital assets and the infrastructure that supports them and/or the viability of any particular cryptocurrency, digital asset trading platform, or firm engaged in digital asset-related businesses, could have a cascading impact on digital assets as an investable asset class, or even the cryptoeconomy at large, and adversely impact our business, our operating results and the value of any investment in us.
If we fail to protect our brand image or reputation, we may experience material adverse effects to the size, demographics, engagement, and loyalty of our customers and counterparties, resulting in decreased revenue. In addition, if securities analysts or investors perceive any media coverage of us, or of the industries in which we operate more broadly, to be negative, the price of our Class A common stock may be adversely affected. Any such negative publicity could have an adverse effect on the size, activity, and loyalty of our customers and counterparties, and result in a decrease in revenue, which could adversely affect our business, operating results, and financial condition. See “—Risks Related to Cryptocurrencies and Digital Assets—Due to a lack of familiarity and some negative publicity associated with digital asset trading platforms, existing and potential customers, counterparties and regulators may lose confidence in digital asset trading platforms” and “—Risks Related to Our Business Lines—Our strategy to expand into the AI/HPC data center business may not be successful and may result in adverse consequences to our business, financial condition and results of operations” for further discussion of these risks.
If we are unable to successfully identify, hire and retain qualified individuals, we will not be able to implement our growth strategy successfully.
Our future success depends on the continuing efforts of our key employees and our ability to attract and retain highly skilled personnel and senior management. We currently depend on the continued services and performance of our key personnel, including our Founder. Our growth strategy is based, in part, on our ability to attract and retain highly qualified individuals. Competition presented by other firms may create difficulty for us in recruiting and retaining professionals of a caliber consistent with our business strategy. If we are unable to successfully identify hire, develop, motivate and retain qualified professionals, this failure could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us. If one or more of our executive officers or key employees were unable or unwilling to continue their employment with us, we might not be able to replace them easily, in a timely manner, or at all. The risk that competitors or other companies may poach our talent increases as we continue to build our brands and become more well-known. Our key personnel have been, and may continue to be, subject to poaching efforts by our competitors and other fintech, internet and high-growth companies, including well-capitalized players in the digital asset space. The loss of key personnel, including members of management as well as key engineering, product development, marketing, and sales personnel, could disrupt our operations and have a material adverse effect on our business. The success of our brand also depends on the commitment of our key personnel to our mission. To the extent that any of our key personnel act in a way that does not align with our mission, our reputation could be materially adversely affected.
Our future success will depend upon our continued ability to identify, hire, develop, motivate and retain highly skilled individuals across the globe, with the continued contributions of our senior management being especially critical to our success. Competition for well-qualified, highly skilled employees in the industries in which we operate is intense and our continued ability to compete effectively depends, in part, upon our ability to attract and retain new employees. While we have established programs to attract new employees and provide incentives to retain existing employees, particularly our senior management, we cannot guarantee that we will be able to attract new employees or retain the services of our senior management or any other key employees in the future. Additionally, we believe that our culture and core values have been, and will continue to be, a key contributor to our success and our ability to foster the innovation, creativity and teamwork we believe we need to support our operations. If we fail to effectively manage our hiring needs and successfully integrate our new hires, or if we fail to effectively manage remote work arrangements, our efficiency and ability to meet our forecasts and our ability to maintain our culture, employee morale, productivity and retention could suffer, and our business, financial condition and results of operations could be materially adversely affected.
We operate in highly competitive industries and we compete against unregulated or less regulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively.
Both the cryptoeconomy and the AI economy are highly innovative, rapidly evolving, and characterized by healthy competition, experimentation, changing customer needs, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. We expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing products. We compete against a number of companies operating both within the United States and abroad, and both those that focus on traditional financial services, those that focus on crypto-based services and those that focus on AI/HPC-based services. Our competitive landscape is varied across two operating business segments: Digital Assets, which includes our Global Markets and Asset Management & Infrastructure Solutions businesses, and Data Centers, which includes our scalable high performance computing infrastructure.
Digital Assets: Our Digital Assets operating business segment integrates trading, investment banking, asset management, and staking services, which compete with a diverse array of traditional and decentralized market participants. See “Business—Competition—Digital Assets.”
Data Centers: Our Data Centers operating business segment competes with a range of infrastructure providers that are building or repurposing facilities to support the rapidly growing demand for AI and compute-intensive workloads. This includes traditional data center operators expanding into HPC, cloud infrastructure providers scaling capacity, and former crypto mining operators pivoting to meet the needs of AI workloads.
We believe our primary source of competition to date has been from companies, in particular those located outside the United States, who are either subject to significantly less stringent regulatory and compliance requirements in their local jurisdictions or have interpreted the regulatory requirements to which they are subject in a manner that is different from our interpretation. Some of such companies’ business models rely on being unregulated or only regulated in a small number of lower compliance jurisdictions, whilst also offering their products in highly regulated jurisdictions, including the United States, without necessarily complying with the relevant regulatory requirements in such jurisdictions. See “Business—Competition—Data Centers.”
To date, encouraged by limited but growing enforcement by U.S. and foreign regulators, many of these competitors have been able to operate from offshore while offering large numbers of products and services to consumers, including in the United States, Europe, and other highly regulated jurisdictions, without complying with the relevant licensing and other requirements in these jurisdictions, and seemingly without penalty. Due to our regulated status in several jurisdictions and our commitment to legal and regulatory compliance, we have not been able to offer many popular products and services, including products and services that our unregulated or less regulated competitors are able to offer to a group that includes many of our customers, which may adversely impact our business, financial condition, and results of operations.
In recent years, our commitment to compliance and the attendant customer-facing requirements, including customer due diligence requirements, may have had a competitive impact on us as these unregulated or less compliance-focused competitors have attracted more business. We also have expended significant managerial, operational, and compliance costs to meet the legal and regulatory requirements applicable to us in the United States and other jurisdictions in which we operate, and expect to continue to incur significant costs to comply with these requirements, which these unregulated or less regulated competitors have not had to incur.
Additionally, due to the broad nature of our products and services, we also compete with, and expect additional competition from, traditional financial services companies. We also face competition from companies that may target a wider range of customers, including retail customers, which could result in such competitors gaining broader recognition and market acceptance relative to our primarily institutional customer approach.
The rapid pace of blockchain and AI innovation means that new products are constantly emerging. Keeping pace will require investment in technology adoption and development. Many innovative start-up companies and larger companies have made, and continue to make, significant investments in research and development, and we expect these companies to continue to develop similar or superior products and technologies that compete with our products. Further, more traditional financial and non-financial services businesses may choose to offer crypto-based services in the future as the digital assets industry grows and as greater legal and regulatory certainty emerges. Our current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources, or may otherwise have certain competitive advantages over us.
Our existing competitors have, and our potential competitors are expected to have, competitive advantages over us, such as:
•the ability to offer products and services that we do not support or offer (due to constraints from regulatory authorities, our banking partners, and other factors);

•greater name recognition, longer operating histories, larger customer bases, and larger market shares;
•larger sales and marketing budgets and organizations;
•more established marketing, banking, and compliance relationships;
•greater customer support resources;
•greater resources to make acquisitions;
•lower labor, compliance, risk mitigation, and research and development costs;
•larger and more mature intellectual property portfolios;
•greater number of applicable licenses or similar authorizations;
•established core business models outside of the industries that we operate in, allowing them to operate on lesser margins or at a loss;
•operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings;
•substantially greater financial, technical, and other resources;
•more efficient hardware;
•greater data center capabilities (for example, through adoption of proprietary technology);
•more timely introduction of new technologies;
•preferred relationships with suppliers, including of hardware for HPC solutions and other equipment;
•better access to more competitively priced power;
•greater reliability in electricity supply and cooling resources, whether as a result of a greater number of backup sources of power or otherwise; and
•more reliable internet connections as a result of the location of their data centers to key internet connections.
If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results, and financial condition could be adversely affected.
Due to the unregulated nature and lack of transparency surrounding the operations of many digital asset trading platforms, they may experience fraud, security failures or operational problems, which may adversely affect the value of digital assets traded on those digital asset trading platforms and decentralized finance protocols and, consequently, our investments and our Class A common stock.
Digital asset trading platforms and decentralized finance protocols are relatively new and, in some cases, unregulated. Furthermore, while some digital asset trading platforms provide information regarding their ownership structure, management teams, private key management, hot/cold storage policies, capitalization, corporate practices and regulatory compliance, many other digital asset trading platforms do not. A lack of transparency provided could result in us underestimating the risk of a potential loss in balances, which could include the loss of a material portion of the value of the digital assets we own or invest in on such digital asset trading platforms. Digital asset trading platforms do not appear to be subject to regulation in a similar manner as other regulated trading platforms, such as national securities exchanges or designated contract markets. As a result, the marketplace may lose confidence in the less transparent or unregulated digital asset trading platforms, including prominent digital asset trading platforms that handle a significant volume of trading in these assets.

Many digital asset trading platforms are unlicensed, unregulated, operate without extensive supervision by governmental authorities, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity, and regulatory compliance. In particular, those located outside the United States may be subject to significantly less stringent regulatory and compliance requirements in their local jurisdictions. As a result, trading activity on or reported by these digital asset trading platforms is generally significantly less regulated than trading in regulated U.S. securities and derivatives markets, and may reflect behavior that would be prohibited in regulated U.S. trading venues. Additionally, some of these non-U.S. digital asset trading platforms offer customers high leverage and/or a small or no insurance fund, which could result in potential losses being socialized to customers and a reduction in the value of our assets on digital asset trading platform.
We do not insure the digital assets that we hold. While our third-party custodians have indicated to us that they maintain insurance coverage that is intended to cover losses of the digital assets they custody on behalf of their clients to some extent, there can be no assurance that the loss of any digital asset is at all or fully insured against, and we may have limited rights of legal recourse in the event of loss caused by a third party. Consequently, a loss may be suffered with respect to our digital assets that is not covered by insurance and for which no person is liable for damages. For example, in 2021 there were reports claiming that over 70% of bitcoin trading volume on digital asset trading platforms was falsified or non-economic in nature, with specific focus on unregulated digital asset trading platforms located outside of the United States. Such reports may indicate that the bitcoin exchange market is significantly smaller than expected and that the United States makes up a significantly larger percentage of such market than is commonly understood. Nonetheless, any actual or perceived false trading in digital asset trading platforms, and any other fraudulent or manipulative acts and practices, could adversely affect the value of digital assets and/or negatively affect the market perception of such assets. Further, a number of digital asset trading platforms, including certain digital asset trading platforms with which we engage, do not obtain or perform comprehensive Services Organization Controls (“SOC”) 1 and SOC 2 evaluations of their systems on a regular basis, if at all. SOC 1 evaluations of a digital asset trading platform assess whether transactions are properly secured and segregated, and that the information provided to traders and investors is complete, accurate and timely. SOC 2 evaluations assess the design and implementation of a digital asset trading platform’s security, availability, and confidentiality controls. Moreover, there are two types of such SOC evaluations: type 1 evaluates the processes at a particular point in time, while type 2 evaluations can test that the system controls across both the platform and its custody products, if applicable, have been operating effectively over a period of time. If digital asset trading platforms do not perform SOC evaluations, we may be unable to confirm that such platforms’ financial reporting is accurate or whether it has taken proper steps to secure its information technology infrastructure against internal and external threats, which could expose us to additional risks that may have been identified and remediated had such platforms obtained or performed SOC evaluation. Engaging with such digital asset trading platforms and decentralized finance protocols could materially impact our reputation and the actual or perceived security of our investments. Any engagement with digital asset trading platforms that do not obtain or perform SOC examinations exposes us to greater risks than companies that engage solely with digital asset trading platforms that maintain thorough SOC examination processes. As of March 31, 2025, we held approximately $531.4 million in digital assets at digital asset trading platforms and decentralized finance protocols or custodians that do not have systems or organization control reporting available. In addition, over the past several years, some digital asset trading platforms have been closed due to fraud and manipulative activity, business failure or security breaches. In many of these instances, the customers of such digital asset trading platforms were not compensated or made whole for the partial or complete losses of their account balances or were made whole in dollar terms that did not enable customers to benefit from the market value growth of the original digital asset balances. For example, in November 2022, FTX—which was at the time one of the world’s largest and most popular digital asset trading platforms—became insolvent, and it was revealed that the platform had been misusing customer assets. While smaller digital asset trading platforms are less likely to have the infrastructure and capitalization that make larger digital asset trading platforms more stable, larger digital asset trading platforms are more likely to be appealing targets for hackers and malware and may be more likely to be targets of regulatory enforcement action.
Negative perception, a lack of stability in these digital asset trading platforms, fraud or misconduct, and the temporary or permanent closure of such trading platforms due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in the digital asset marketplace in general and result in a reduction in the value of our assets and greater volatility in the price of digital assets (including bitcoin), as well as increase scrutiny on our activities and increase the likelihood of unfavorable government regulation and the risks of litigation against us. These potential consequences could materially and adversely affect the profitability of our bitcoin mining operations, our investment and trading strategies, the value of our assets and the value of any investment in us and, therefore, the market price of our Class A common stock.
In the event that our employees, contractors or any of our affiliates engage in misconduct or commit errors, it may materially adversely impact our business, operating results and our reputation.
Misconduct or error by our employees or our business partners could subject us to legal liability, financial losses, and regulatory sanctions and could seriously harm our reputation and negatively affect our business. Such misconduct could include engaging in improper or unauthorized transactions or activities, misappropriation of customer funds, insider trading and misappropriation of information, failing to supervise other employees or service providers, improperly using confidential information, as well as improper trading activity such as spoofing, layering, wash trading, manipulation and front-running.
Galaxy’s reputation is critical to maintaining and developing relationships with existing and prospective investors, as well as the numerous third parties with which the Company or a client does business. In recent years, there have been a number of highly publicized cases involving fraud, conflicts of interest or other misconduct by individuals in the financial services industry, and in particular the digital assets sector, and there is a risk that an employee of or contractor to the Company or any of its affiliates could engage in misconduct that adversely affects the investment strategies implemented by the Company, or that an employee or contractor of a service provider could engage in such misconduct. It is not always possible to deter such misconduct, and the precautions the Company (or any service provider) takes to detect and prevent such misconduct may not be effective in all cases. Misconduct by such individuals, or even unsubstantiated allegations of such misconduct, could result in both direct financial harm to the Company and a client, as well as harm to the reputations of the Company and the client, or, in certain circumstances, lead to increased skepticism of the digital asset markets generally, which would have a materially adverse effect on a client.
The inappropriate and/or unauthorized use of social media platforms, including weblogs (or blogs), social media websites and other forms of internet-based communications, which allow individuals access to a broad audience of consumers and other interested persons by our clients or employees could increase our costs, cause damage to our brand, lead to litigation or result in information leakage. In addition, negative or inaccurate posts or comments about us on any social networking platforms could damage our reputation, brand image and goodwill. Despite our efforts to clearly define our mission and strategy and accurately characterize our products and service offerings, our employees, contractors or affiliates may engage in activities either in their official capacity as members of the Galaxy ecosystem, or in their unofficial capacities, that are in conflict with or are incongruent with Galaxy’s values, positions or strategies. Any instance of such discontinuity could negatively impact our client and/or counterparty relationships, our reputation and the market price of our Class A common stock or otherwise have a materially adverse effect on a client.
Employee or service provider errors, including mistakes in executing, recording, or processing transactions for customers, could expose us to the risk of material losses even if the errors are detected. Although we have implemented processes and procedures and provide trainings to our employees and service providers to reduce the likelihood of misconduct and error, these efforts may not be successful. There may be confusion among employees, business partners and service providers, particularly in a fast growth company like ours, with respect to compliance obligations, particularly including confidentiality, data access, trading, and conflicts.
Moreover, we frequently engage in a wide variety of transactions and maintain relationships with a significant number of projects in the industries in which we operate, including the blockchain technology sector, their developers, members of their ecosystem, and investors. These transactions and relationships could create potential conflicts of interest in management decisions that we make. For instance, certain of our officers, directors, and employees may be active investors in crypto projects themselves, and may make investment decisions in respect of projects that they have personally invested in.

It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. If we were found to have not met our regulatory oversight and compliance and other obligations, we could be subject to regulatory sanctions, financial penalties, and restrictions on our activities for failure to properly identify, monitor and respond to potentially problematic activity and seriously damage our reputation. Our employees, contractors, and agents could also commit errors that subject us to financial claims for negligence, as well as regulatory actions, or result in financial liability. Further, allegations by regulatory or criminal authorities of improper trading activities could affect our brand, reputation and credibility of our Company may be adversely affected.
We or our subsidiaries and affiliates are and may continue to be subject to substantial litigation, including individual and class action lawsuits, and regulatory risks.
We may be party to lawsuits and legal proceedings in the ordinary course of business. These matters are often expensive and disruptive to normal business operations. We have faced, currently face, and may from time to time face allegations, lawsuits, regulatory inquiries, actions, requests, audits or investigations including with regards to contractual disputes with our business partners and other service providers, disputes with our clients and customers, disputes with our employees, agents or affiliates and data privacy, data security, or intellectual property infringement disputes. As an enterprise whose material business lines include financial services, we or our subsidiaries and affiliates, depend to a significant extent on our relationships with our clients and counterparties and our reputation for integrity and high-caliber professional services. As a result, if a client is not satisfied with our services, a counterparty has a dispute or if there are allegations of improper conduct by private litigants or regulators, whether the ultimate outcome is favorable or unfavorable to us, or if there is negative publicity and press speculation about us, whether or not valid, our reputation may be harmed and may be more damaging to our businesses than to businesses in other non-financial industries.
We or our subsidiaries and affiliates have been and could be the subject of any number of inquiries, investigations, lawsuits and proceedings by counterparties, clients, other third parties and regulatory and other governmental agencies in the United States and abroad, which could lead to increased expenses and harm to our reputation, business, financial condition and the market price of our Class A common stock. Responding to inquiries, investigations, lawsuits and proceedings, regardless of the ultimate outcome of the matter, is time-consuming and expensive and can divert the attention of senior management. Adverse outcomes with respect to allegations, lawsuits, regulatory inquiries, audits, or investigations may result in significant settlement costs or judgments, penalties and fines, or require us to modify our services or require us to stop serving certain customers or geographies, any of which could negatively impact our business. The outcome of such proceedings, and the related expenses, may be difficult to predict or estimate until late in the proceedings, which may last a number of years and be costly for us to maintain.
For example, in December 2022, a proposed class action was filed in the Ontario Superior Court of Justice against GDHL, our CEO and our former CFO asserting various claims including alleged misrepresentations relating to our public disclosure regarding investments and trading in the LUNA digital asset. The class action seeks unspecified damages and various declaratory relief, including leave to proceed with the right of action for misrepresentation under statutory securities provisions. These proceedings are still in early stages and have not been certified to proceed as a class action.
In addition, on March 27, 2025, Galaxy reached an agreement with the New York State Attorney General to resolve certain civil claims relating to certain investments, trading, and public statements made in connection with the LUNA digital asset from late 2020 to 2022. Under the terms of the settlement, Galaxy (i) accrued a legal provision of $186 million as of March 31, 2025 (the undiscounted amount of which is $200 million, payable on a pre-determined schedule over the course of four years) and (ii) has agreed to, among other things, compliance enhancements related to public statements about cryptocurrency and purchases and sales of cryptocurrency.
If Galaxy fails to comply with the terms of that agreement or violates applicable laws, the office of the New York State Attorney General may commence a subsequent investigation, civil action, or proceeding to enforce the agreement, for violations of the agreement, or for other violations, which may result in further settlement costs or judgments, penalties and fines, or require us to modify our services or require us to stop serving certain customers or geographies, any of which could negatively impact our business. Further, the agreement with the New York State Attorney General may have an impact on other current or contemplated litigation. The agreement may also result in stricter oversight or scrutiny of our business and operations by other regulators (in the form of further allegations, lawsuits, regulatory inquiries, actions, requests, audits or investigations).
The scope, determination, and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes, and proceedings to which we are subject cannot be predicted with certainty, and may result in:
•substantial payments to satisfy judgments, fines, or penalties;
•substantial outside counsel legal, advisor and consultant fees and costs;
•additional compliance and licensure requirements;
•the imposition of independent monitors or consultants;
•loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;
•loss of our ability to conduct business in certain jurisdictions;
•increased regulatory scrutiny of our business;
•loss of productivity and high demands on employee time;
•criminal sanctions or consent decrees;
•termination of certain employees, including members of our executive team;
•barring of certain employees from participating in our business in whole or in part;
•orders that restrict our business or prevent us from offering certain products or services;
•changes to our business model and practices;
•delays to planned transactions, product launches or improvements; and
•damage to our brand and reputation.
Certain of our subsidiaries are subject to periodic examination by regulatory authorities. If compliance failures or other violations are found during an examination, a regulatory agency could initiate actions and impose sanctions for violations, including, for example, regulatory agreements, cease and desist orders, civil monetary penalties or termination of a license and could lead to litigation by investors or clients, any of which could adversely impact us.
If we and/or any governmental agency believe that we have accepted capital contributions by, or are otherwise holding assets of, any person or entity that is acting directly or indirectly, in violation of U.S., international or other anti-money laundering laws, rules, regulations, treaties or other restrictions, or on behalf of any suspected terrorist or terrorist organization, suspected drug trafficker or senior foreign political figure(s) suspected in engaging in foreign corruption, we and/or such governmental agency may “freeze the assets” of such person or entity. We may also be required to report and remit or transfer those assets to a governmental agency.
We are also subject to the risk of claims under applicable U.S. securities laws. Volatility in our stock price increases the risk of such claims. Actions against us could be brought by sizable classes of customers who may claim large monetary damages, even if the alleged per-customer harm is small or non-existent. Regardless of the outcome, any such matters can have an adverse impact, which may be material, on our business, operating results, or financial condition because of legal costs, diversion of management resources, reputational damage, and other factors.

For more information about litigation matters and other regulatory and legal proceedings in which we are involved, see “Business—Legal Proceedings.”
If we cannot keep pace with rapid industry changes to provide new and innovative products and services, the use of our products and services, and consequently our revenue, could decline, which could adversely impact our business, operating results, and financial condition.
The industries in which we operate have been characterized by many rapid, significant, and disruptive products and services in recent years. These include decentralized applications, which allow yield farming, staking, token wrapping, governance tokens, innovative programs to attract customers such as transaction fee mining programs, initiatives to attract traders such as trading competitions, airdrops and giveaways, staking reward programs, and novel cryptocurrency fundraising and distribution schemes. We expect new services and technologies to continue to emerge and evolve, which may be superior to, or render obsolete, the products and services that we currently provide. We cannot predict the effects of new services and technologies on our business. However, our ability to grow our customer base and revenue will depend in part on our ability to innovate and create successful new products and services, both independently and in conjunction with third parties. In particular, developing and incorporating new products and services into our business may require substantial expenditures, take considerable time, and ultimately may not be successful. Any new products or services could fail to attract customers, generate revenue, or perform or integrate well with third-party applications and platforms. In addition, our ability to adapt and compete with new products and services may be inhibited by regulatory requirements and general uncertainty in the law, constraints by our banking partners and payment processors, third-party intellectual property rights, or other factors. Moreover, we must continue to enhance our technical infrastructure and other technology offerings to remain competitive and maintain a platform that has the required functionality, performance, capacity, security, and speed to attract and retain customers. We are entering into the AI/HPC data center market, and as a result, we expect to expend significant costs and expenses to develop and upgrade our technical infrastructure to meet the evolving needs of the industry, including in connection with the conversion of our Helios mining campus to AI/HPC data center infrastructure and operations. Our success will depend on our ability to develop and incorporate new offerings and adapt to technological changes and evolving industry practices. If we are unable to do so in a timely or cost-effective manner, our business and our ability to successfully compete, retain existing customers, and attract new customers may be adversely affected.
We are exposed to a concentration of assets in a particular asset class, which could increase volatility, investment and market risk.
We primarily trade, invest, advise on and hold digital assets and investments in the blockchain space and conduct related businesses. We may accumulate significant positions in, or otherwise have significant exposure to, a single digital asset or asset type. If we choose to invest in concentrated positions, we could increase the volatility of investment results over time and exacerbate the risk that a loss in any position would have a material and adverse effect on our investment and trading strategies, the value of our assets and the value of any investment in us.
We are exposed to significant market risk based on our positions in digital assets, securities, commodities and other assets. The prices or values of digital and non-digital assets in which we may invest or trade have been, and likely will continue to be, highly volatile. We are also subject to the risk of loss of any cash or digital assets that we hold on digital asset trading platforms. For example, on November 8, 2022, FTX, a digital asset trading platform on which we held cash and digital assets, suspended customer withdrawals. FTX subsequently filed for Chapter 11 bankruptcy protection on November 11, 2022. As of December 31, 2022, we had a net loss of approximately $68 million related to our previously disclosed FTX exposure. The Company subsequently repurchased its FTX bankruptcy claims for $18.5 million and recorded unrealized gains of $26.4 million during the year ended December 31, 2023. We divested these claims during the year ended December 31, 2024. Events such as these within the digital asset industry are continuing to develop and it is not possible to predict at this time all of the risks that they may pose to Galaxy, our service providers or to the digital asset industry as a whole. Sustained market declines and periods of significant market volatility may limit our ability to produce positive investment and trading results, and there can be no assurance that our strategies will be successful in the markets and assets in which we invest or trade.

Our business relies on third-party service providers and subjects us to risks that we may not be able to control or remediate.
Our operations could be interrupted if our third-party service providers experience operational or other systems difficulties, terminate their services or fail to comply with regulations. We outsource some of our operational activities and accordingly depend on relationships with many third-party service providers. Specifically, we rely on third parties for certain services, including, but not limited to, legal, accounting, custodying and other financial operations, trade related activity, IT infrastructure and systems, trade reconciliation, and margin and collateral movement. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party service providers. The failure of these systems, a cybersecurity breach involving any of our third-party service providers or the termination or change in terms of a third-party software license or service agreement on which any of these systems is based could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay, expense and disruption of service. As a result, if these third-party service providers experience difficulties, are subject to cybersecurity breaches, or terminate their services, and we are unable to replace them with other service providers, particularly on a timely basis, our operations could be interrupted. If an interruption were to continue for a significant period, our business, financial condition and results of operations could be adversely affected. Should we be required to replace third-party service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.
We host certain of our mining equipment at third-party data centers. The providers oversee maintenance, up-time and other important elements of mining productivity. There is a service agreement that guarantees hash rate performance and system up-time and contractual consequences if the hosts do not meet these requirements. To the extent that a host does not meet these requirements for extended periods of time, the revenue from this business could be less than anticipated. Additionally, to the extent power costs increase, it could affect the future profitability of the business.
Unexpected market disruptions may cause major losses for us.
We may incur major losses in the event of disrupted markets and other extraordinary events in which market behavior diverges significantly from historically recognized patterns. The risk of loss in such events may be compounded by the fact that in disrupted markets, many positions become illiquid, making it difficult or impossible to close out positions against which markets are moving. Market disruptions caused by unexpected political, military and terrorist events may from time to time cause dramatic losses for us. Any such disruptions and events may have a material and adverse effect on our investment and trading strategies and on any investment in us.
Operational risk may materially and adversely affect our performance and results and we may not be effective in mitigating any such risk.
Any issue or adverse circumstance surrounding our operational risks may have a material and adverse effect on our performance and results. Operational risk is the risk of an adverse outcome resulting from inadequate or failed internal processes, people, systems or from external events. Our exposure to operational risk arises from routine processing errors, as well as extraordinary incidents, such as major systems failures or legal and regulatory matters. As we operate trading, lending, investment and other businesses that are reliant on both technology and human expertise and execution, we are exposed to material operational risk arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of our service providers, counterparties or other third parties, failed or inadequate processes and technology or system failures.
Digital asset transfers are typically not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft of digital assets generally will not be reversible and we may not be capable of seeking compensation for any such transfer or theft. Although we have processes and procedures in place to limit any such transfers, it is possible that, through computer or human error, or through theft or criminal action, our digital assets could be subject to these operations errors and transferred from our accounts in incorrect amounts, or to unauthorized third parties, or to uncontrolled accounts. To the extent that our business lines expand to include trust companies, custody services will expose us to greater risk of loss from irreversible operational errors, such as collateral transferred from a custody account in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Operational errors or significant operational delays could materially negatively impact our ability to conduct our business or service our clients, which could adversely affect results of operations due to potentially higher expenses and lower revenues, create liability for us or our clients or negatively impact our reputation. Recurring operational issues may raise concerns among regulators regarding our governance and control environment.
We seek to mitigate risk and have established policies responsive to the types of risk to which we are subject, including operational risk, credit risk, market risk, counterparty risk, exchange risk and liquidity risk. However, there are inherent limitations to our current and future risk management strategies, including risks that we have not appropriately anticipated or identified. Accurate and timely enterprise-wide risk information is necessary to enhance management’s decision-making in times of crisis. If our risk management framework proves ineffective or if our enterprise-wide management information is incomplete or inaccurate, we could suffer unexpected losses, which could materially adversely affect our business, results of operations and financial condition. We continually assess our risk profile and risk management processes across the firm to identify opportunities for improvement and to consider whether we need to address new technologies and innovations in our risk management processes and policies. While we have not identified any material gaps with respect to recent digital asset market events, we cannot guarantee that our risk management processes will continue to be effective in preventing or mitigating losses from future market events.
Our expansion into the AI/HPC data center business will require substantial additional capital. We may be unable to obtain additional financing for this or for other areas of business development on acceptable terms or at all.
The conversion of our Helios campus or any future campus to AI/HPC data center development and operations will be capital-intensive projects that will require substantial additional capital to complete. Furthermore, continued development in other areas of our business may require additional financing. The failure to raise or procure such additional funds when needed or the failure to achieve or maintain positive cash flow could result in the delay or indefinite postponement of our AI/HPC data center development or our other business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to us. If additional funds are raised by offering equity securities or equity-linked securities, existing shareholders could suffer significant dilution. We may require additional financing to fund our operations in certain periods until positive cash flow is achieved.
We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. Agreements relating to our future indebtedness may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under our indebtedness.
If we cannot make scheduled payments on our debt, we will be in default and holders of our indebtedness could declare all outstanding principal and interest to be due and payable, and we could be forced into bankruptcy, liquidation or reorganization, and our assets would be used to satisfy obligations with respect to such indebtedness before any payment could be made to you as a holder of shares of our Class A common stock. In addition, we may incur substantial additional indebtedness, including secured indebtedness. The terms of the indentures governing the Exchangeable Notes do not restrict us from incurring additional indebtedness. If new debt or other liabilities are added to our current debt levels, the related risks could intensify.
Because our long-term success depends, in part, on our ability to expand our sales to customers outside the United States, our business is susceptible to risks associated with international operations.
We currently have subsidiaries and operations in jurisdictions such as the Cayman Islands, the U.K., Hong Kong, Canada, Israel, the Bahamas and Japan as well as the United States. We plan to enter into or increase our presence in additional markets around the world, and any inability or failure to adequately exploit opportunities for international expansion, may harm our business and our adversely affect our revenue. We have a limited operating history outside North America, and our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to particular challenges of supporting a rapidly growing business in an environment of diverse cultures, languages, customs, tax laws, legal systems, alternate dispute systems and regulatory systems. As we continue to expand our business and customer base outside the United States, we will be increasingly susceptible to risks associated with international operations. These risks and challenges include:
•difficulty establishing and managing international operations and the increased operations, travel, infrastructure and legal and compliance costs associated with locations in different countries or regions;
•the need to understand and comply with local laws, regulations and customs in multiple jurisdictions, including laws and regulations governing broker-dealer practices, some of which may be different from, or conflict with, those of other jurisdictions, and which might not permit us to operate our business or collect revenues in the same manner as we do in such other jurisdictions;
•our interpretations of local laws and regulations, which may be subject to challenge by local regulators;
•difficulties or delays in obtaining and/or maintaining the regulatory permissions, authorizations, licenses or consents that may be required to offer certain products in one or more international markets;
•difficulties in managing multiple regulatory relationships across different jurisdictions on complex legal and regulatory matters;
•if we were to engage in any merger or acquisition activity internationally, this is complex and would be new for us and subject to additional regulatory scrutiny;
•the need to vary products, pricing and margins to effectively compete in international markets;
•the need to adapt and localize products for specific countries, including obtaining rights to third-party intellectual property used in each country;
•increased competition from local providers of similar products and services;
•the challenge of positioning our products and services to meet a demand in the local market (also known as “product-market fit”);
•the ability to obtain, maintain, protect, defend and enforce intellectual property rights abroad;

•the need to offer customer support and other aspects of our offering (including websites, articles, blog posts and customer support documentation) in various languages;
•compliance with anti-bribery laws, such as the Foreign Corrupt Practices Act and equivalent anti-bribery and anti-corruption requirements in local markets, by us, our employees and our business partners, and the potential for increased complexity due to the requirements on us as a group to follow multiple rule sets;
•complexity and other risks associated with current and future legal requirements in other countries, including laws, rules, regulations and other legal requirements related to cybersecurity and data privacy frameworks and labor and employment laws;
•the need to enter into new business partnerships with third-party service providers in order to provide products and services in the local market, which we may rely upon to be able to provide such products and services or to meet certain regulatory obligations;
•varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs and differences in technology service delivery in different countries;
•fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars;
•taxation of our international earnings and potentially adverse tax consequences due to requirements of or changes in the income and other tax laws of the United States or the international jurisdictions in which we operate; and
•political or social unrest or economic instability in a specific country or region in which we operate.
We have limited experience with international regulatory environments and market practices, and we may not be able to penetrate or successfully operate in the markets we choose to enter. In addition, we may incur significant expenses as a result of our international expansion, and we may not be successful. We may launch products that lack local product-market fit, face local competition from pre-existing companies offering similar products and/or face limited brand recognition in certain parts of the world, any of which could lead to non-acceptance or delayed acceptance of our products and services by customers in new markets. Product adoption and growth rates may vary significantly across different markets. We are subject to income taxes and other taxes in the United States and other countries in which we transact or conduct business, and such laws and tax rates vary by jurisdiction. We are subject to review and audit by U.S. federal, state, local and non-U.S. tax authorities. Such tax authorities may disagree with tax positions we take, and if any such tax authority were to successfully challenge any such position, our financial condition or results of operations could be materially and adversely affected. Our failure to successfully manage these risks, or any failure to quickly exploit any opportunity for international expansion could harm our international operations in the markets we choose to enter and have an adverse effect on our business, financial condition and results of operations.
Fluctuations in currency exchange rates could harm our operating results and financial condition.
Revenue generated and expenses incurred from our international operations are often denominated in the currencies of the local countries. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and operating results reflected in our U.S. dollar-denominated financial statements. Our financial results are also subject to changes in exchange rates that impact the settlement of transactions in non-local currencies. As a result, it could be more difficult to detect underlying trends in our business and operating results. To the extent that fluctuations in currency exchange rates cause our operating results to differ from expectations of investors, the market price of our Class A common stock could be adversely impacted. Even if we use derivatives to hedge exposure to fluctuations in foreign currency exchange rates, the use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place, and may introduce additional risks if we are unable to structure effective hedges with such instruments.

We may be adversely affected by global conflict.
The continued conflict between Ukraine and Russia and the evolving conflict in the Middle East is likely to continue to create, impacts on global economic markets that are unpredictable. Furthermore, certain Galaxy operations are headquartered in Israel, with primary offices located in Tel Aviv. Approximately 60 Galaxy employees are physically located in Israel, a number of whom have military reserve service obligations. There has been no material impact from the ongoing conflict in the Middle East on our operations in the region. Galaxy management is monitoring the situation including implementing business continuity plans to mitigate future potential risk.
Adverse developments affecting financial institutions could adversely affect our industry and business.
Adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to bank failures and market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. Similarly, on March 12, 2023, the New York Department of Financial Services took possession of Signature Bank and appointed the FDIC as receiver of the bank. The U.S. Department of the Treasury, the Federal Reserve and the FDIC released a statement that indicated the FDIC would complete its resolution of SVB and Signature Bank in a manner that fully protects all depositors. The U.S. Department of Treasury, FDIC and Federal Reserve Board also announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions. We have in the past deposited funds with Signature Bank and Silvergate Bank. We have diverse U.S. banking relationships with most of our deposits at large, systemically important financial institutions. Although Galaxy did not experience any losses or other material impact from our banking relationships with Silvergate Bank and Signature Bank, to the extent that we have deposited funds with banking institutions that fail and are not otherwise protected, we would lose the amount of our deposits over the then current FDIC insurance limit. The loss of our deposits could reduce the amount of cash we have available to operate our business and have an adverse impact on our investment and trading strategies, the value of our assets, the value of any investment in us, financial condition and results of operations.
Risks Related to Our Business Lines
Managing different business lines could present conflicts of interest.
There are certain inherent and potential conflicts of interest in managing different business lines and the presence of any such conflict of interest could materially adversely affect our business, reputation, results of operations and financial condition. We seek to build a full service, institutional-quality financial services business through our two operating business segments: Digital Assets and Data Centers. Subject to applicable regulatory approvals, we may also launch additional business lines from time to time. Due to the broad scope of our businesses, potential conflicts of interest include situations where our services to a particular client or our own investments or other interests conflict, or are perceived to conflict, with the interests of another client, as well as situations where one or more of our businesses have access to material non-public information that may not be shared with our other businesses and situations where we may be an investor or creditor of an entity with which we also have an advisory or other relationship. For example, our subsidiaries may provide corporate advisory services to companies that are also investee companies of our asset management business or within our venture portfolio. In such circumstances, we may not be able to conduct transactions relating to investments in portfolio companies, for example, due to the inability of our asset management business to use to material non-public information in buying or selling securities to us. In ordinary course of business, we may also make loans to protocols and receive the native token as collateral. Accordingly, there may be situations where we are compelled or forced to liquidate the token even though we may have investments in such protocol or token, or other relationships across the Company. Furthermore, the allocation of investment opportunities among us, our funds and our clients could also present conflicts of interest. Providing custody services while managing other funds and accounts can present certain conflicts of interest as those funds and accounts might have similar or different investment objectives or strategies as trust accounts, or otherwise hold, purchase or sell investments that are eligible to be held, purchased or sold by the trust accounts, or may take positions that are opposite in direction from those taken by the trust accounts. In managing these different conflicts, fiduciary duty obligations may require us to resolve conflicts in favor of clients over our Company or other third parties. For example, our asset management business may be engaged to provide advice to a client that is considering entering into a transaction with us, and may advise the client not to pursue the transaction with us, or otherwise in connection with a potential transaction provide advice to the client that would be adverse to us. Employees and executives, including our Founder, may also have conflicts of interest in allocating their time and activity between the business lines. While we manage conflicts of interest through a number of ways, appropriately identifying and dealing with conflicts of interest is complex and difficult, and our reputation could be damaged and the willingness of clients to enter into transactions with us may be affected if we fail, or appear to fail, to identify, disclose and deal appropriately with conflicts of interest. In addition, potential or perceived conflicts, or the failure to make appropriate disclosures to clients regarding such conflicts, could give rise to litigation or regulatory enforcement actions. A failure to appropriately identify and address potential conflicts of interest could adversely affect our businesses, results of operations and financial condition.
Changes in the value levels of the assets may cause our AUM, revenue and earnings to decline.
Our asset management business, which is conducted through one or more subsidiaries, is primarily comprised of fees based on a percentage of the value of AUM and, in some cases, performance fees which are normally expressed as a percentage of returns to the client. Numerous factors, including price movements in the assets in the markets in which we manage assets, could cause:
•the value of AUM, or the returns that we realize on AUM, to decrease;
•the withdrawal of funds from any products offered by us in favor of products offered by competitors; or
•a decrease in the value of seed or co-investment capital or a decrease in the amount of such capital available to invest.
•Liquidation of third-party bankruptcy estate assets under mandates to do so may also reduce AUM.
The occurrence of any of these events may cause our AUM, revenue and earnings, if any, to decline and may negatively impact the success of our asset management business, results of operations and financial condition.
The asset management business is highly regulated and regulators may apply or interpret these regulations with respect to digital assets in novel and unexpected ways.
Asset management is a highly regulated business subject to numerous legal and regulatory requirements. These regulations are intended to protect customers whose assets are under management and, as such, may limit our ability to develop, expand or carry out our asset management business in the intended manner. We are guided in significant part by regulatory regimes that are not clear or are not yet developed. To the extent that there is any ambiguity as to whether an asset under management is a security, the applicability of many regulations to our asset management business will not be clear. Furthermore, we must address conflicts of interest, as well as the perception of conflicts of interest, between ourselves (including our other business lines) and our clients and funds. In particular, we are required to act in the best interest of our clients and funds, which may include allocating opportunities to our clients and funds rather than to our own principal business lines. In addition, regulators have substantial discretion in determining what is in the best interest of a client of a fund and have increased their scrutiny of potential conflicts as well as the disclosure of such conflicts to an asset manager’s clients. Appropriately dealing with conflicts of interest is complex and if we fail, or appear to fail, to deal appropriately with any of these conflicts of interest, we may face reputational damage, litigation, regulatory proceedings, or penalties, fines or sanctions, any of which may have a material and negative impact on our asset management business. In addition, to the extent that we are required to obtain client or investor consent in connection with any potential conflict, any failure or delay in obtaining such consent may have a material and negative impact on our ability to take advantage of certain business opportunities.

Increased competition may cause our AUM, revenue and earnings to decline.
The asset management industry is highly competitive and has relatively low barriers to entry. We currently expect that, as digital assets become more mainstream, additional competitors, potentially in large numbers, may begin providing asset management services with respect to digital assets. We compete based on a number of factors including: investment performance, the level of fees charged, the quality and diversity of services and products provided, name recognition and reputation, and the ability to develop new investment strategies and products to meet the changing needs of investors. In addition, the introduction of new technologies, as well as regulatory changes, may significantly alter the competitive landscape for investment managers in digital assets. This could lead to fee compression or require us to spend more to modify or adapt our product offerings to attract and retain customers and remain competitive with products and services offered by new competitors in the industry. Increased competition on the basis of any of these factors, including competition leading to fee reductions, may cause our AUM, revenue and earnings to decline and materially and negatively impact the success of our asset management business and affect our overall business, results of operations and financial condition.
Our venture investments, managed by our crypto ventures team within the Digital Assets segment, including any associated lending activities, are subject to substantial risk.
Our investments may be very risky and highly speculative and our venture investments, managed by our crypto ventures team within the Digital Assets segment, are subject to substantial risk, including risks related to third-party investment managers, operational risk, conflicts of interest, asset performance and regulatory compliance, that, if realized, could result in significant damage to our business and operating results.
Moreover, our due diligence processes may fail to uncover all of the problems, liabilities or other challenges, including fraud, material deficiencies, regulatory or compliance issues in connection with our prospective portfolio companies or our third-party investment managers. This could result in an increased risk of unanticipated or unknown issues or liabilities including with respect to compliance and regulatory matters, and our mitigation strategies may not be effective. Further, our valuations and projections in connection with our prospective investments may be inaccurate, which could result in a loss of all or substantially all of our investments and could adversely impact our financial condition and our business.
We generally do not take controlling equity positions in our portfolio companies. To the extent that we do not hold a controlling equity interest in a portfolio company, we are subject to the risk that a portfolio company may make business decisions with which we disagree, and the stockholders and management of a portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity for the debt and equity investments that we typically hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company, and may therefore suffer a decrease in the value of our investments. Further, our portfolio companies may be highly leveraged.
Our strategy to expand into the AI/HPC data center business may not be successful and may result in adverse consequences to our business, financial condition and results of operations.
Our growth strategy includes expanding and diversifying our revenue sources into new markets and technologies, including using some of our existing bitcoin mining infrastructure for AI/HPC data center development. However, our success in this area may not develop as anticipated and may be affected by factors such as the ability to obtain sufficient financing to convert our existing bitcoin mining infrastructure to AI/HPC data center infrastructure, the expense and timing of new infrastructure development, and our initial reliance on CoreWeave as our single AI/HPC customer.
We do not have experience in developing and offering AI/HPC data center infrastructure. We may experience difficulties with the infrastructure development and modification of AI/HPC campuses, including the Helios campus, due to factors beyond our control. For example, there may be difficulties in integrating new equipment into our existing infrastructure, constraints on our ability to connect to or procure the expected electricity supply capacity at the campus, supply chain disruption (including as a result of local labor availability, severe weather, tariffs or otherwise), defects in design, construction or installed equipment, inability to procure the necessary equipment on commercially acceptable terms or at all, diversion of management resources, insufficient funding or other resource constraints, or actual costs for development may exceed our planned budget. See “—We are subject to risks in connection with our mining business and AI/HPC data center business, including risks associated with counterparties.” Our focus on developing the Helios campus and any other future campuses to offer AI/HPC data center infrastructure may also disrupt our business by diverting our resources and requiring significant management attention that would otherwise be available for utilization within, and development of, our existing businesses.
Our ability to grow our AI/HPC data center business in the future is also dependent on the overall market for AI/HPC data centers. The broader adoption, use, and commercialization of AI technology, and the continued rapid pace of developments in the AI industry, are inherently uncertain. For example, certain AI technology is under public scrutiny for creating inaccurate, incomplete or misleading content, unintended biases and other discriminatory or unexpected results, errors or inadequacies and may be, or be perceived to be, deficient, inaccurate, biased, unethical or otherwise flawed. Therefore, it is difficult to predict the demand for AI/HPC data center capacity, the size and growth rate for this market, the entry of competitive products, or the success of any existing or future products that may compete with any AI/HPC data centers we may develop. In addition, we cannot assure you that we will be able to keep up with the changing AI landscape or in developing services or infrastructure that can meet our customers’ evolving needs in a timely manner, if at all. There is an increasing number of competitors providing AI/HPC data centers, which will result in competition and pricing pressure. Meanwhile, if there is a reduction in demand for any AI/HPC data centers, whether caused by a lack of customer acceptance, a slowdown in demand for computational power, a downturn in the AI industry, an overabundance of unused computational power, advancements in technology, technological challenges, competing technologies and solutions, decreases in corporate and customer spending, weakening economic conditions or otherwise, the growth of our AI/HPC data center business could be slowed or curtailed, or we may need to make certain changes to our Helios campus, including transitioning AI/HPC infrastructure services to other services, which could require significant and costly operational changes, impose substantial additional costs and divert management attention. For example, rapid technological advancements in the AI industry, such as developments of more efficient AI models that reduce the demand for high-end hardware and, by extension, the data centers that house them, could significantly reduce demand for AI/HPC data centers.
AI and related industries are under increasing scrutiny from regulators due to their concerns about market concentration, anti-competitive practices, and the pace of partnerships and acquisitions involving generative AI startups. As the AI industry continues to grow, transactions and business conduct will likely continue to draw scrutiny from regulators. Therefore, our investments in developing and offering AI/HPC data centers may also result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks, ethical concerns or other complications that could adversely affect our business, reputation, results of operations or financial condition.
Our AI/HPC data center business model is predicated, in part, on establishing and maintaining a customer base that will generate a recurring stream of revenues. If that recurring stream of revenues is not maintained or does not increase as expected, our operating results may be adversely affected.
We expect that our AI/HPC data center business will initially be highly dependent on a single customer, CoreWeave and may continue to derive a significant portion of the revenue of our Data Center operating business segment from such single customer for the foreseeable future. Therefore, the success of our AI/HPC data center business will be highly dependent on our continued relationship with CoreWeave, pursuant to the terms of the Lease Agreement. Any cancellation or non-renewal of our data center business, including the Lease Agreement, in the future, could have a material adverse effect on our business, financial condition and results of operations.
Our ability to grow our AI/HPC data center business in the future will be dependent, in large part, on our ability to maintain and grow our customer base. There can be no assurances that our customer will renew or sign a further contract when its initial contract expires in 2040. In addition, our customer may terminate its agreement with us in certain circumstances, including if we fail to achieve certain milestones within the time periods prescribed therein. In addition, there is no assurance that we will be able to attract additional customers on favorable terms, if at all. Customers may prefer to enter into on-demand or other short-term arrangements with us, particularly if we are not able to compete effectively to assure potential customers as to the reliability of our AI/HPC data center infrastructure and operations. As a result, there can be no assurance that we will retain our existing customer, or that we will attract new customers that will enter into long-term service contracts with us or on contract terms that generate recurring revenue. If we are unable to successfully market our AI/HPC data center business and maintain and grow our existing customer base, then the potential success of our entry into the AI/HPC data center industry may be less than we anticipate, which could have an adverse impact on our business, prospects and operations.
We are subject to risks in connection with our mining business and AI/HPC data center business, including risks associated with counterparties.
In December 2022, we acquired the Helios campus and its bitcoin mining operations, expanding our infrastructure. In furtherance of these objectives, our mining business has procured bitcoin mining equipment to be utilized for proprietary bitcoin mining operations and resale. Our expansion into AI/HPC data center infrastructure requires equipment specifically designed for AI/HPC workloads, which typically comes from different suppliers than bitcoin mining equipment. There are a limited number of AI/HPC data center equipment suppliers in the market today, and the market price and availability of equipment can be volatile based on market supply and demand dynamics. Moreover, our suppliers themselves rely on a complex network of third-party suppliers for semiconductor manufacturing, hardware components, and other critical inputs, which introduces additional risks to our supply chain. There can be no assurance that additional supplies of AI/HPC data center equipment will be available on terms that are acceptable to us, or at all, or that any supplier would be able to provide sufficient equipment to us to meet our requirements.
Governments have limited or may limit the shipment of products in and out of their jurisdictions or impose tariffs on products, which could negatively impact our ability to receive bitcoin mining and AI/HPC data center equipment from our suppliers. Our third-party manufacturers, suppliers, sub-contractors and customers have been and will continue to be disrupted by worker absenteeism, quarantines, restrictions on employees’ ability to work, office and factory closures, severe weather, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions. Depending on the magnitude of such effects on our supply chain, shipments of parts for our existing bitcoin mining and AI/HPC data center equipment, as well as any new bitcoin mining and AI/HPC data center equipment we purchase, may be delayed. As our bitcoin mining and AI/HPC data center equipment require repair or become obsolete and require replacement, our ability to obtain adequate replacements or repair parts from the third-party manufacturers may therefore be hampered. Supply chain disruptions could therefore negatively impact our operations.
In addition, our expansion into AI/HPC is expected to be highly dependent on a single customer. The risk that such customer or any future customer of our AI/HPC data center operations may fail to renew, terminate, default on or underperform their contractual obligations would curtail the growth of our AI/HPC data center business and may adversely affect the results of our operations. For a more detailed discussion of this risk, see “—Our AI/HPC data center business model is predicated, in part, on establishing and maintaining a customer base that will generate a recurring stream of revenues. If that recurring stream of revenues is not maintained or does not increase as expected, our operating results may be adversely affected.”
Further, bitcoin mining operations can consume, and our AI/HPC data center operations are expected to consume, significant amounts of electricity. There has been increased focus on, and public debate surrounding, the negative environmental, social and governance considerations associated with such operations. For a more detailed discussion of these risks, see “—Risks Related to Regulation, Information Systems and Privacy Matters—Legislative or regulatory changes or actions in foreign jurisdictions may affect our business or restrict the use of one or more digital assets, transactions referencing digital assets, mining activity or the operation of their networks or the digital asset trading platform market in a manner that adversely affects our business” and “—Risks Related to Regulation, Information Systems and Privacy Matters—If regulators or public utilities take actions that restrict or otherwise impact mining activities, there may be a significant decline in such activities, which could adversely affect digital asset networks, our business and the market price of our Class A common stock.”

Any problems accessing electricity sources or increased costs to procure power may result in adverse consequences to our business, financial condition and results of operations.
Our digital asset mining operations and our AI/HPC data center operations can consume significant amounts of electricity and are dependent on our ability to maintain reliable and economical sources of power. Our inability to secure sufficient power or any power outages, shortages, supply chain issues, capacity constraints, or significant increases in the cost of securing power could have an adverse effect on our business, operating results, financial condition, and future prospects. Specifically, our Helios campus could be, from time to time, affected by problems accessing electricity sources, such as planned or unplanned power outages and limitations on transmission or distribution of power. Unplanned power outages, including, but not limited to those relating to large storms, earthquakes, fires, tsunamis, cyberattacks, physical attacks on utility infrastructure, war, and any failures of electrical power grids more generally, and planned power outages by public utilities, could harm customers of our Data Center operating business segment, as well as our business, operating results, financial condition, and future prospects.
The global energy market is currently experiencing inflation and volatility pressures. Various macroeconomic and geopolitical factors are contributing to the instability and global power shortage, including the war in Ukraine, severe weather events, governmental regulations, government relations, and inflation. We expect the cost for power to continue to be volatile and unpredictable and subject to inflationary pressures, which could materially affect our financial forecasting, business, operating results, financial condition, and future prospects. We have undertaken certain processes, such as hedging, in order to reduce the risks of electricity price fluctuations. However, fluctuations in the prices and availability of sufficient power could affect our ability to profitably engage in our digital asset mining and AI/HPC data center operations.
The digital asset mining industry has seen rapid growth and innovation, and is becoming increasingly competitive, and our mining business may be unable to compete effectively.
The digital asset mining industry has seen rapid growth and innovation, and our mining business may be unable to compete effectively. Our mining business’ expenses may be greater than we anticipate, and our investments to make our mining business more efficient or to gain digital asset mining market share may not outpace monetization efforts. Bitcoin miners and other necessary hardware are also subject to malfunction, technological obsolescence, the global supply chain and difficulty, cost in obtaining new hardware and global energy prices. Any major malfunction out of the typical range of downtime for normal maintenance and repair could cause a significant disruption in our ability to continue mining, which could result in lower yields and harm our digital asset mining market share. New miners can be costly and may be in short supply. There can be no assurances that the most efficient mining hardware will be readily available when we identify the need for it. We face competition in acquiring mining machines from major manufacturers and, at a given time, mining machines may only be available for pre-order months in advance. As a result of competition for the latest generation mining machines, or if we unexpectedly need to replace our mining machines due to a faulty shipment or other failure, we may not be able to secure replacement machines at reasonable costs on a timely basis. Furthermore, fluctuations in global energy prices have in the past, and may in the future, have a material impact on our mining business’ operations and financial results. In particular, rising global energy prices could have a material negative impact on our mining business’ profits, both directly and indirectly as a result of our exposure to counterparty risks. While our mining business intends to enter into business arrangements that allow us to hedge against global energy prices, there can be no guarantee that we are able to do so effectively, if at all.
Our mining business’ strategy currently focuses on mining bitcoin (as opposed to other digital assets), and our hardware is limited to mining using current “proof-of-work” protocols. There could be developments in proof-of-work protocols, or other competing validation methods or processes, that negatively impact our current business strategy or render such business strategy obsolete. Proof-of-stake is an alternative method of validating digital asset transactions on other popular blockchain networks. Proof-of-stake methodology does not rely on resource intensive calculations to validate transactions and create new blocks in a blockchain; instead, the validator of the next block is determined, sometimes randomly, based on a methodology in the blockchain software. Rewards, and sometimes penalties, are issued based on the amount of digital assets a user has “staked” in order to become a validator. Should bitcoin shift from a proof-of-work validation method to a proof-of-stake or other method, the transaction verification process (i.e., “mining” or “validating”) may render our mining business materially less competitive or less profitable. In addition, in the general course of our business outside of our mining business, we participate in networks with proof-of-stake consensus algorithms, and we may earn rewards in the form of the native token of the network. Depending on the protocol, we also may permit third parties to “delegate” their digital assets to our validator. The third party earns rewards net of a commission earned by Galaxy. The value of any staked digital assets is subject to market volatility, and any such rewards we may earn as a validator could be offset by a loss in value of the staked digital assets. In addition, to the extent we participate in a proof-of-stake network but fail to remain current in any updates or upgrades to the network, we may become temporarily unable to earn rewards as a validator with respect to any staked digital assets on such network, or could have staked digital assets taken from us (“slashed”), to the extent we are deemed to be deviating from acting in the best interest of the network.
In addition, the aggregate computing power of the global Bitcoin network has generally grown over time and we expect it to continue to grow in the future. The barriers to entry for new bitcoin miners are relatively low, which can give rise to additional capacity from competing bitcoin miners. As the hash rate in the Bitcoin network increases, the amount of bitcoin earned per unit of hash rate decreases. The Bitcoin protocol responds to increasing total hash rate by increasing the “difficulty” of bitcoin mining. If this “difficulty” increases at a significantly higher rate, we would need to increase our hash rate at the same rate in order to maintain market share and generate equivalent block rewards. Therefore, in order to maintain or increase our market share, we may be required to make significant capital expenditures.
Any decrease in our mining business’ effective market share would result in a reduction in our share of block rewards and transaction fees, which could adversely affect our financial performance and financial position.
We are not obligated to hedge our exposures, and, if we do, hedging transactions may be ineffective or reduce our overall performance.
We are not obligated to, and often times may not, hedge our exposures. However, from time to time, we may use a variety of financial instruments and derivatives, such as options, swaps, and forward contracts, for risk management purposes, including to: protect against possible changes in the market value of our investment or trading assets resulting from fluctuations in cryptocurrency markets or securities markets and changes in interest rates; protect our unrealized gains in the value of our investments or trading assets; facilitate the sale of any such assets; enhance or preserve returns, spreads or gains on any trade or investment; hedge the interest-rate or currency-exchange risk on any of our liabilities or assets; protect against any increase in the price of any assets that we anticipate purchasing at a later date; or to any other end that we deem appropriate. The success of any hedging activities by us will depend, in part, on our ability to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the assets being hedged. Since the characteristics of many assets change as markets change or time passes, the success of our hedging strategy will also be subject to our ability to continually recalculate, readjust and execute hedges in an efficient and timely manner. In addition, while we may enter into hedging transactions to seek to reduce risk, such transactions may actually increase risk or result in a poorer overall performance for us than if we had not engaged in such hedging transactions.
We may fail to develop and execute successful investment or trading strategies.
The success of our investment and trading activities will depend on the ability of the investment team to identify overvalued and undervalued investment opportunities and to exploit price discrepancies. This process involves a high degree of uncertainty. No assurance can be given that we will be able to identify suitable or profitable investment opportunities in which to deploy our capital. The success of the trading activities also depends on our ability to remain competitive with other OTC traders and liquidity providers. Competition in trading is based on price, offerings, level of service, technology, relationships and market intelligence. The success of investment activities depends on our ability to source deals and obtain favorable terms. Competition in investment activities is based on relationships, the ability to offer strategic advice to portfolio companies and reputation. The barrier to entry in each of these businesses is very low and competitors can easily and will likely provide similar services in the near future. The success of our venture investments and trading business could suffer if we are not able to remain competitive.

We may make, or otherwise be subject to, trade errors.
Errors may occur with respect to trades executed on our behalf. Trade errors can result from a variety of situations, including, for example, when the wrong investment is purchased or sold or when the wrong quantity is purchased or sold. Trade errors frequently result in losses, which could be material. To the extent that an error is caused by a third party, we may seek to recover any losses associated with the error, although there may be contractual limitations on any third party’s liability with respect to such error.
Our trading orders may not be timely executed.
Our investment and trading strategies depend on the ability to establish and maintain an overall market position in a combination of financial instruments. Our trading orders may not be executed in a timely and efficient manner because of various circumstances, including, for example, trading volume surges or systems failures attributable to us or our counterparties, brokers, dealers, agents or other service providers. In such an event, we might only be able to acquire or dispose of some, but not all, of the components of our positions, or if the overall positions were to need adjustments, we might not be able to make such adjustments. As a result, we would not be able to achieve our desired market position, which may result in a loss. In addition, we can be expected to rely heavily on electronic execution systems (and may rely on new systems and technology in the future), which may be subject to certain systemic limitations or mistakes, causing the interruption of trading orders made by us.
The success of our investment banking business will depend on our ability to generate and maintain ongoing, profitable client demand for our services and our ability to remain competitive in the digital asset investment banking space.
The success of our investment banking business, which is conducted through Galaxy Digital Partners LLC, one of our FINRA registered broker-dealers, and Galaxy Digital Labs LLC, depends on creating and sustaining a demand for our financial and strategic advisory services with respect to the digital asset, cryptocurrency and blockchain technology sector while maintaining favorable margins. The ability to realize and maintain this demand could be negatively affected by numerous factors, many of which will be beyond our control and unrelated to our future work product.
Developments in the digital asset industry, which are expected to be rapid, could shift demand to new services and solutions. If, as a result of new technologies or changes in the industries we serve, our clients demand new services that we do not or are unable to provide, we may be less competitive in these new areas or need to make significant investment to meet that demand. Our strategy for developing our investment banking business focuses on responding to these types of developments by driving innovation that will enable us to expand our investment banking business into new growth areas. If we do not sufficiently invest in new technology and adapt to industry developments or evolve and expand our business at sufficient speed and scale, the success or even the viability of our investment banking business would be negatively affected.
We may become involved in advisory projects that are not directly related to the digital asset or blockchain industry. These projects are likely to relate to industries and clients that we believe will benefit in the future from blockchain technology and our experience and network in the digital assets industry, however there can be no assurance that any such projects are successful. Further, as our investment banking business continues to develop and evolve, especially with regards to our investments in companies operating within the digital asset industry and the blockchain technology sector generally, we could be subject to unintended or unforeseen regulatory oversight, or come into the purview of regulators who seek to target us for our role in such transactions, which could expose us to regulatory actions, which may be inconsistently applied across jurisdictions.
The success of our investment banking business may be significantly affected by our ability to price our services properly. If we are not able to obtain favorable pricing for our services, the success of our investment banking business may materially suffer. The rates we charge for our services may be affected by a number of factors, including: general economic and political conditions, the competitive environment in our industry and the procurement practices of clients and their use of third-party advisors. In particular, because Galaxy Digital Partners LLC is a broker-dealer and advises on mergers and acquisitions, we may be unable to purchase errors and omissions insurance without incurring material costs to our business. Therefore, we may become subject to a securities class-

action lawsuits in connection with our advice on a public merger or acquisition and be without recourse from insurance.
The barrier to entry to digital asset investment banking services is very low and competitors can easily and will increasingly compete with our offerings. As a result, the success of our investment banking business, results of operations and financial condition could suffer if we are not able to remain competitive. The less we are able to differentiate our services and solutions or clearly convey the value of our services and solutions, the more risks we will face in winning new work in sufficient volumes and at target pricing, which could materially negatively impact the success or viability of our investment banking business. In addition, the introduction of new services or products by competitors could reduce our ability to obtain favorable pricing and impact the overall economics for the services or solutions offered.
Because of regulatory uncertainty regarding how transactions in digital assets or digital securities by broker-dealers are or should be regulated, Galaxy Digital Partners LLC does not currently engage in underwriting services or private placement services with respect to offerings involving digital assets, tokens, cryptocurrencies, digital securities or initial coin offerings, nor does it accept digital assets, tokens, cryptocurrencies or digital securities as payment for broker-dealer related services.
Pursuant to its membership agreement with FINRA, Galaxy Digital Partners LLC—the entity through which we operate aspects of investment banking—is authorized as a broker-dealer to engage in business relating to underwriting or selling group participation (corporate securities other than mutual funds); private placements of securities; business advisory services concerning mergers and acquisitions, debt financing, equity financing, leveraged buy-outs and distressed corporate advisory; and referrals of broker-dealers, hedge funds and investors to unaffiliated broker-dealers for order execution, clearance and settlement. Despite its focus on providing services to companies in the digital assets space, however, because of regulatory uncertainty regarding how transactions in digital assets by broker-dealers are to be regulated, Galaxy Digital Partners LLC does not currently engage in underwriting services or private placement services involving tokens, digital securities, digital assets, initial coin offerings or other digital representations of securities or property on a blockchain. As a result, because we are unable or unwilling to provide broker-dealer services to prospective clients in connection with offerings involving tokens, digital assets, digital securities, initial coin offerings or other digital representations of securities or property on a blockchain, we may face challenges in winning new work in sufficient volumes and at target pricing from new or existing clients, which could negatively impact the success or viability of our advisory services business.
Additionally, because of regulatory uncertainty regarding how transactions in digital assets and digital securities by broker-dealers are or should be regulated, Galaxy Digital Partners LLC does not currently accept cryptocurrencies, digital assets or digital securities as payment for broker-dealer services, which could negatively impact, our financial condition, profitability and results of operations if the value of such foregone digital asset consideration materially appreciates over time relative to cash consideration.
Our trading business and the various activities we undertake expose us to counterparty credit risk.
Credit risk is the risk that an issuer of a security or a counterparty on a transaction will be unable or unwilling to satisfy payment or delivery obligations when due. In addition to the risk of an issuer of a security in which we invest failing or declining to perform on an obligation under the security, we are exposed to the risk that third parties, including trading counterparties, clearing agents, trading platforms, decentralized finance protocols, clearinghouses, custodians, administrators and other financial intermediaries that may owe us money, securities or other assets will not perform their obligations. Any of these parties might default on their obligations to us because of bankruptcy, lack of liquidity, operational failure, fraud or other reasons, in which event we may lose all or substantially all of the value of any such investment or trading transaction. When we trade on digital asset trading platforms that specialize in digital asset futures and derivatives, we are exposed to the credit risk of that digital asset trading platform.
In the case of loans that are secured by collateral, while we generally expect the value of the collateral to be greater than the value of such loans, the value of the collateral could actually be equal to or less than the value of such loans or could decline below the outstanding amount of such loans. This risk is heightened given that some portion of the collateral for these loans is expected to be digital assets, and thus subject to the volatility, liquidity and other risks detailed herein. Our ability to have access to the collateral could be limited by bankruptcy and other insolvency laws. Our security interest in the collateral could be challenged under commercial laws. Under certain circumstances, the collateral could be released with the consent of the lenders or pursuant to the terms of the underlying loan agreement with the borrower. There is no assurance that the liquidation of the collateral securing a loan would generate sufficient funds to satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal, or that the collateral could be readily liquidated. As a result, we might not receive the full payment to which we are entitled on a secured loan and thereby could experience a decline in the value of, or a loss on, the investment.
We may co-invest with third parties, including parties related to our Founder, through joint ventures or other entities. Such investments may include risks in connection with such third-party involvement, including the possibility that a third-party co-venturer may have financial difficulties, may have interests or goals that are inconsistent with ours or may be in a position to take action in a manner contrary to our investment objectives. We and our subsidiaries have loaned money to other companies as part of the balance sheet venture investment business and lending business. The return of principal of such loans will depend in large part on the creditworthiness and financial strength of the issuers of such loans. While we perform extensive due diligence on our investments and loans, nonetheless defaults are possible. In the event of a default by a borrower underlying an investment or loan, we might not receive payments to which we are entitled and thereby could experience a decline in the value of our investments in or loans to the borrower.
We may purchase and write put and call options on digital or non-digital assets. These are highly specialized activities that entail greater-than-ordinary investment risks. An uncovered call writer’s loss is theoretically unlimited. Unlike exchange-traded options, which are standardized with respect to some or all of the underlying instrument, expiration date, contract size and strike price, the terms of OTC options (options not traded on exchanges) are generally established through negotiation with the other party to the option contract. While this type of arrangement allows greater flexibility to tailor an option, OTC options generally involve greater credit risk than exchange-traded options, which are typically guaranteed by a clearing organization, frequently affiliated with the exchanges on which they are traded. As of the date of this prospectus, the availability of exchange-traded and OTC options on digital assets is extremely limited, so terms may be unfavorable and risks may be greater in comparison to those available for more firmly established types of options.
We may also enter into other derivatives, such as perpetual futures contracts on digital assets. These too are highly specialized activities that may pose material market and credit risks to us.
The failure or bankruptcy of any of our clearing brokers or FCMs, or the clearinghouses at which we clear financial transactions, could result in a substantial loss of our assets. For example, if a clearing broker fails to appropriately segregate or account for customer assets in accordance with law, customers may be subject to risk of loss of their funds in the event of that clearing broker’s bankruptcy. In such an event, the clearing broker’s customers, such as us, may be entitled to recover, even in respect of property specifically traceable to them, only a proportional share of all property available for distribution to all of that clearing broker’s customers.
We provide certain technological solutions which are novel and may present risks.
Galaxy’s self-custody technology solution, which we operate through GDS Crypto Technologies Israel Ltd and GK8 LLC comprising the assets of GK8 acquired in February 2023 from the Celsius Estate, licenses self-custody software technology to customers that allows customers to generate and store the private keys to their digital assets, as well as to generate multi-signature backup keys, in a secure cold storage vault. Self-custody technology is novel and complex, and as with any new technology, we may encounter technical issues, disruptions or security weaknesses. As such, there is no assurance that our self-custody technology solution will continue to perform as expected. In the event that the technology does not perform appropriately or its security is compromised, our reputation could be adversely affected. Any number of technical changes, software upgrades, cybersecurity incidents or other changes to the technology may occur or be required from time to time, and if we are unable to troubleshoot and resolve any such issues successfully, it could adversely impact our business, financial condition and results of operations.

Risks Related to Cryptocurrencies and Digital Assets
The continuing development and acceptance of digital assets and distributed ledger technology are subject to a variety of risks.
Cryptocurrencies, such as bitcoin, and the other types of digital assets in which we invest and trade involve a new and rapidly evolving industry of which blockchain technology is a prominent, but not unique, part. The growth of the digital asset industry in general, and distributed ledger technology that supports digital assets, is subject to a high degree of uncertainty. The factors affecting the further development of the digital asset industry, as well as distributed ledger technology, include:
•continued worldwide growth in the adoption and use of digital assets;
•the limited operating histories of many cryptocurrency networks, which have not been validated in production and are still in the process of developing and making significant decisions that will affect the design, supply, issuance, functionality, and governance of their respective digital assets and underlying blockchain networks;
•government and quasi-government regulation of digital assets and their use, or restrictions on or regulation of access to and operation of applicable distributed ledger technology or systems that facilitate their issuance and secondary trading;
•the taxation, and tax-related reporting, of transactions involving digital assets by the United States and other jurisdictions;
•the maintenance and development of the open-source software protocols of certain blockchain networks used to support digital assets;
•advancements in technology, including computing power, that may adversely affect the respective cryptocurrency networks, render existing distributed ledger technology obsolete, inefficient, or fail to remediate or introduce new bugs and security risks;
•the use of the networks supporting digital assets for developing smart contracts and distributed applications;
•development of new technologies for mining and staking and the rewards and transaction fees for miners or validators on digital asset networks;
•changes in consumer demographics and public tastes and preferences;
•the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies; and
•general economic conditions and the regulatory environment relating to digital assets.
Many digital asset networks, including Bitcoin and Ethereum, operate on open-source protocols maintained by groups of core developers. The open-source structure of these network protocols means that certain core developers and other contributors may not be compensated, either directly or indirectly, for their contributions in maintaining and developing the network protocol. A failure to properly monitor and upgrade network protocol could damage digital asset networks. As these network protocols are not sold and their use does not generate revenues for development teams, core developers may not be directly compensated for maintaining and updating the network protocols. Consequently, developers may lack a financial incentive to maintain or develop the network, and the core developers may lack the resources to adequately address emerging issues with the networks. There can be no guarantee that developer support will continue or be sufficient in the future. To the extent that material issues arise with certain digital asset network protocols and the core developers and open-source contributors are unable or unwilling to address the issues adequately or in a timely manner, such digital asset networks, and any corresponding digital assets held may be adversely affected.

Digital assets represent a new and rapidly evolving industry, and the market price of our Class A common stock has in the past and may in the future be impacted by the acceptance of bitcoin and other digital assets.
Digital assets built on blockchain technology were only introduced in 2008 and remain in the early stages of development. The Bitcoin network was first launched in 2009 and bitcoins were the first cryptographic digital assets created to gain global adoption and critical mass. Cryptographic and algorithmic protocols governing the issuance of digital assets represent a new and rapidly evolving industry that is subject to a variety of factors that are difficult to evaluate. Because our results of operations and the market price of our Class A common stock may be closely correlated with the acceptance and perception of bitcoin and/or other digital assets, the realization of one or more of the following risks could materially adversely affect the market price of our Class A common stock:
•Bitcoins have only recently become selectively accepted as a means of payment by some retail and commercial outlets, and use of bitcoins by consumers to pay such retail and commercial outlets remains limited. Banks and other established financial institutions may refuse to process funds for bitcoin transactions; process wire transfers to or from digital asset trading platforms, bitcoin-related companies or service providers; or maintain accounts for persons or entities transacting in bitcoin. As a result, the prices of bitcoins are largely determined by speculators and miners, thus contributing to price volatility that makes retailers less likely to accept it as a form of payment in the future.
•Banks may choose to not provide banking services, or may choose to cut off banking services, to businesses that provide digital asset-related services or that accept digital assets as payment, which could dampen liquidity in the market and damage the public perception of digital assets generally or any one digital asset in particular, such as bitcoin, and their or its utility as a payment system, which could decrease the price of digital assets generally or individually.
•Certain privacy-preserving features have been or are expected to be introduced to some digital asset networks and digital asset trading platforms or businesses that facilitate transactions in digital assets, including bitcoin may be at an increased risk of having banking services cut off if there is a concern that these features interfere with the performance of anti-money laundering duties and economic sanctions checks.
•Users, developers and miners may otherwise switch to or adopt certain digital assets at the expense of their engagement with other digital asset networks, which may negatively impact those networks, including the Bitcoin network.
•In August 2017, the Bitcoin network underwent a hard fork that resulted in the creation of a new digital asset network called Bitcoin Cash. This hard fork was contentious, and as a result some users of the Bitcoin Cash network may harbor ill will toward the Bitcoin network. Any future hard fork could be similarly contentious and some users may attempt to negatively impact the use or adoption of the Bitcoin network or other digital asset networks, as may those involved in contentious hard forks of other digital assets.
Digital assets are a new asset class and represent a technological innovation and they are subject to a high degree of uncertainty. The adoption of digital assets will require growth in usage and in the blockchain technology generally for various applications. Adoption of digital assets will also require greater regulatory clarity. A lack of expansion in use of digital assets and blockchain technologies would adversely affect our financial performance. In addition, there is no assurance that digital assets generally will maintain their value over the long term. The value of digital assets is subject to risks related to our use. If growth in the use of digital assets generally occurs in the near or medium term, there is no assurance that such use will continue to grow over the long term. A contraction in use of digital assets may result in increased volatility or a reduction in digital asset prices, which would materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us.
The prices of digital assets are extraordinarily volatile.
Values of digital assets have historically been highly volatile. The value of cryptocurrencies is based in part on market adoption and future expectations, which may or may not be realized. Fluctuations in the price of various cryptocurrencies may cause uncertainty in the market and could negatively impact trading volumes of cryptocurrencies, which would adversely affect the success of our business, financial condition and results of operations. A decline in the value of the digital assets that we hold would negatively impact our financial position. A significant portion of demand for digital assets is generated by speculators and investors seeking to profit from the short- or long-term holding of these assets. Speculation regarding future appreciation in the value of a digital asset may inflate and make more volatile the price of that digital asset.
Several factors may affect the price of digital assets, particularly cryptocurrencies, including, but not limited to:
•Global cryptocurrency supply and demand, which can be influenced by the growth or decline of retail merchants’ and commercial businesses’ acceptance of cryptocurrencies as payment for goods and services, the security of online digital asset trading platforms and digital wallets that hold cryptocurrencies, the perception that the use and holding of digital currencies is safe and secure and regulatory restrictions on their use.
•The development and launch timeline of new digital asset networks, and forthcoming upgrades designed to improve network scalability.
•Changes in the software, software requirements or hardware requirements underlying a blockchain network, such as a fork. Forks in the future are likely to occur and there is no assurance that such a fork would not result in a sustained decline in the market price of cryptocurrencies.
•Changes in the rights, obligations, incentives or rewards for the various participants in a blockchain network. For digital assets that rely on miners or validators, sophisticated miner groups may become unduly influential over time if system or bandwidth requirements become too high. Where a single personality or entity exerts an outsize influence, an adverse event impacting that individual or entity, such as an insolvency proceeding, could result in a reduction in the price of a digital assets.
•Concentration of ownership in certain digital assets by an individual or small group of holders or those within one or a small number of jurisdictions. Large sales or distributions by such holders could have an adverse effect on the market price of such digital assets.
•The maintenance and development of the software protocol of cryptocurrencies.
•Digital asset trading platforms’ deposit and withdrawal policies and practices, liquidity on such trading platforms and interruptions in service from or failures of such trading platforms.
•Regulatory measures and expected regulatory measures, if any, that affect the use and value of digital assets.
•Judicial pronouncements related to digital assets, including the treatment of digital assets in certain types of insolvencies.
•The taxation, and tax-related reporting, of transactions involving digital assets by the United States and other jurisdictions.
•Competition for and among various cryptocurrencies that exist and market preferences and expectations with respect to adoption of individual currencies.
•Actual or perceived manipulation of the markets for cryptocurrencies.
•Actual or perceived threats that cryptocurrencies and related activities such as mining have adverse effects on the environment or are tied to illegal activities, or on the other hand, the correlation of the price of certain digital assets to the price of bitcoin in particular.
•Social media posts and other public communications by high-profile individuals relating to specific cryptocurrencies, or listing or other business decisions by cryptocurrency companies relating to specific cryptocurrencies.

•Investors’ expectations with respect to the rate of inflation, in the economy, monetary policies of governments, trade restrictions and currency devaluations and revaluations.
•Investors’ overall confidence in the digital asset ecosystem and the safety and reliability of digital asset trading platforms.
•Activities of stablecoin issuers, the ability of stablecoin issuers to substitute underlying assets to back the stablecoins or the decline in value of those underlying assets and future actions relating to the regulatory or accounting treatment of stablecoins.
Additionally, some purportedly decentralized digital assets may be more centralized than widely believed, or may become more centralized over time, increasing the risk that an adverse event impacting an individual personality or entity could result in a reduction in the price of digital assets. While digital assets networks are typically decentralized and do not need to rely on any single government or institution to create, transmit and determine value, in reality a single personality or entity may have the ability to exert centralized authority over a network.
There are also volatility risks related to stablecoins, which are designed to have a relatively stable price relative to an underlying physical asset, most commonly a fiat currency, such as U.S. dollars, or an exchange-traded commodity. The stability of a stablecoin results from the underlying assets backing the stablecoin that are held by the stablecoin’s issuer in reserve accounts, among other factors such as the ability of a holder to redeem the stablecoin from its issuer at par. The issuers of certain stablecoins currently retain broad discretion to determine the composition and amounts of assets held in the issuers’ accounts backing those stablecoins, and to substitute assets other than the fiat currency that is initially deposited. The composition of backing assets varies considerably across popular stablecoins, with some stablecoins backed entirely by off-chain assets including cash or short-term, highly liquid assets, and others backed by assets significantly less liquid than cash or cash equivalents. For example, Circle, which issues USDC, reports that it holds cash and short-term cash equivalents to back its USDC stablecoins. Meanwhile, Tether, which issues USDT, publishes a report on a quarterly basis which includes a breakdown of the consolidated total assets comprising its reserves backing USDT as of a given reporting date, and according to such reports, its reserves have included commercial paper and certificates of deposit, cash and bank deposits, reverse repo notes, money market funds, treasury bills, secured loans, corporate bonds, funds and precious metals, and other investments (including digital tokens). We regularly transact in and hold stablecoins; as of March 31, 2025, USDC, USDT and USDG were the only stablecoins that we held in material amounts. A lack of applicable law and regulation has afforded discretion to certain stablecoin issuers to determine the composition and amounts of assets backing those stablecoins. There is a risk that an issuer may be unable to liquidate enough backing assets if it were to face mass redemptions of its stablecoin, which could cause the price of the stablecoin to deviate from the price of the underlying fiat currency or other asset with which the stablecoin is designed to align in price. In extreme cases, such as a request to immediately redeem all or substantially all of a particular stablecoin in circulation, even stablecoins backed by reserves comprised primarily of cash and cash equivalents may be subject to instability or an inability of the stablecoin issuer to meet all redemption requests, as the market for short-dated U.S. government obligations might not be sufficiently price stable. Market participants have increasingly shown concern about the actual underlying liquidity and reserves for dollar stablecoins such as USDT and USDC. For example, according to reports, Circle had more than $3 billion of its USDC reserve funds on deposit at SVB which became temporarily inaccessible when SVB was placed into FDIC receivership in March 2023. Although these funds were ultimately made available, concerns related to Circle’s access to these funds caused USDC to temporarily fall below its $1.00 peg, and the total market capitalization of USDC decreased following this temporary depegging. If a stablecoin issuer were to fail to honor its redemption obligations, this could undermine public confidence in stablecoins and in digital assets more broadly, which could have a widespread impact on the cryptoeconomy, causing the prices of other stablecoins and digital assets to become more volatile.
Some have argued that some stablecoins, particularly tether, are (or at least were previously) improperly issued without sufficient backing, and have also argued that those associated with certain stablecoins may be involved in laundering money. On February 17, 2021, the New York Attorney General entered an agreement with Tether’s operators, requiring them to cease any further trading activity with New York persons and pay $18.5 million in penalties for false and misleading statements made regarding the assets backing tether. Volatility in stablecoins, operational issues with stablecoins (for example, technical issues that prevent settlement), concerns about the sufficiency of any reserves that support stablecoins, or regulatory concerns about stablecoin issuers or intermediaries, such as crypto asset spot markets, that support stablecoins, could have a significant impact on the global crypto market and may adversely affect our business.
Because stablecoins purport to be backed by underlying reserve assets, a fundamental issue in the event of the bankruptcy or insolvency of the issuer of a given stablecoin is which party possesses beneficial ownership of the underlying reserve assets: the holder of the stablecoin, or the issuer. If a particular stablecoin were structured in a manner that entitles its holder only to a contractual right to payment from the issuer (even if such payments are to be derived from the underlying assets), then the assets underlying the stablecoins may be considered to be the property of the issuer’s bankruptcy estate, such that all of the issuer’s creditors would be entitled to their pro rata share of such assets, with the stablecoin holder being treated as an unsecured creditor of the issuer. In such an event, if the issuer were to have insufficient funds or assets to satisfy the claims of its creditors, then the holder of a stablecoin would likely receive only a partial recovery, and not the full purported value of its stablecoin holdings. Conversely, if a particular stablecoin were structured in a manner that entitles its holder to absolute beneficial ownership of the underlying reserve assets, whereby the issuer holds bare legal title to the underlying assets but has no beneficial interest or property rights in such assets, then the holders would likely have a stronger claim on the underlying assets in the event of a bankruptcy or insolvency of the issuer. However, due to the novelty of stablecoins, courts have not yet considered the treatment of underlying reserve assets in the context of a bankruptcy or insolvency of a stablecoin issuer, and there can be no certainty as to a court’s determination in such circumstances.
Some digital assets may be more difficult to value than other investments because such assets may not have a liquid or transparent trading market. For example, some digital asset trading platforms have created their own digital assets and used them in opaque and potentially fraudulent manners to facilitate transactions and trading relationships. In certain circumstances, such digital assets are thinly traded, making it difficult to ascertain the true value of such assets. We may not be able to sell a digital asset promptly or at a reasonable time or price. Although there may be an institutional market for certain digital assets, it is not possible to predict exactly how the market for such assets will develop or whether it will continue to exist. A digital asset that was liquid at the time of purchase may subsequently become illiquid, and its value may decline as a result.
There is no assurance that cryptocurrencies will maintain their long-term value in terms of purchasing power in the future, or that acceptance of cryptocurrency payments by mainstream retail merchants and commercial businesses will continue to grow. Only a limited number of cryptocurrencies, including bitcoin, have become sometimes accepted as a means of payment for some goods and services, and use of cryptocurrencies by consumers to pay at retail and commercial outlets remains very limited. In part, this is because cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times and attempts to increase the volume of transactions may not be effective. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such limited use as has developed to date, may result in increased volatility or a reduction in the value of that cryptocurrency or cryptocurrencies generally, which has in the past, and could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us.
Due to a lack of familiarity and some negative publicity associated with digital asset trading platforms, existing and potential customers, counterparties and regulators may lose confidence in digital asset trading platforms.
Since the inception of the cryptoeconomy, numerous digital asset trading platforms have been sued, investigated, or shut down due to fraud, manipulative practices, business failure, and security breaches. In many of these instances, customers of these platforms were not compensated or made whole for their losses. Larger platforms like ours are more appealing targets for hackers and malware, and may also be more likely to be targets of regulatory enforcement actions. For example, in February 2021, Bitfinex settled a long-running legal dispute with the State of New York related to Bitfinex’s alleged misuse of over $800 million of customer assets and, in October 2023, hackers were reported to have stolen $570 million from the BNB Smart Chain, a blockchain linked with Binance, one of the world’s largest platforms. Further, in 2022 and 2023, each of Celsius Networks, Voyager Digital, Three Arrows Capital, FTX and Genesis declared bankruptcy. In particular, in November 2022, FTX—which was at the time one of the world’s largest and most popular digital asset trading platforms—became insolvent, and it was revealed that the platform had been misusing customer assets, resulting in a loss of confidence in participants of the cryptoeconomy and negative publicity surrounding crypto more broadly.
In December 2022, Galaxy Bahamas Ltd. received approval from the Securities Commission of The Bahamas for registration as a digital asset business under the Digital Assets and Registered Exchanges Act, 2020. Galaxy Bahamas Ltd. physically operates out of the Bahamas and serves as an extension of our trading business and GPL. It also offers market making services in spot digital assets and digital assets derivatives. In light of the FTX bankruptcy and surrounding controversies, customers, counterparties and regulators may view operations within the Bahamian cryptoeconomy as riskier than operations in other jurisdictions. See “—Risks Related to Regulation, Information Systems and Privacy Matters—Legislative or regulatory changes or actions in foreign jurisdictions may affect our business or restrict the use of one or more digital assets, transactions referencing digital assets, mining activity or the operation of their networks or the digital asset trading platform market in a manner that adversely affects our business” for a further discussion of these risks.
Further, in June 2023, the SEC initiated lawsuits against Coinbase and Binance alleging, among other things, that such firms were operating as unregistered securities exchanges in the United States, and identifying a number of digital assets that the SEC alleges to be unregistered securities. In addition, in November 2023, the SEC filed a complaint against Kraken and brought similar charges, including an allegation that Kraken operated as an unregistered securities exchange, brokerage and clearing agency. In February 2025, a 60-day stay was granted in the SEC’s lawsuit against Binance in response to a joint request by both the SEC and Binance, which acknowledged that the SEC’s newly formed Crypto Task Force’s focus on developing a federal securities laws framework for digital assets may resolve the case. In February 2025, Coinbase and the SEC entered into a court-approved joint stipulation to dismiss the SEC’s lawsuit with prejudice. In March 2025, Kraken and the SEC jointly dismissed the SEC’s lawsuit with prejudice. Several other digital assets market participants have also announced that the SEC informed them that the SEC was terminating its investigation or enforcement action into their firm. In November 2023, Binance pleaded guilty to the Justice Department’s investigations into violations relating to the BSA, failure to register as a money transmitting business and the International Emergency Economic Powers Act, and the founder of Binance pleaded guilty to failing to maintain an effective AML program in violation of the BSA. As part of the settlement, Binance separately reached resolutions with the CFTC, FinCEN and OFAC; however, its case against the SEC’s allegations remains ongoing, and Coinbase and Kraken have also denied the SEC’s allegations. The Justice Department in April 2025 issued a memorandum indicating that it will prioritize cases related to digital assets’ use in crimes of fraud, terrorism, drugs and human trafficking, organized crime, hacking, and gang financing, while other sorts of cases related to digital assets will be deprioritized. As a result, the outcome of these lawsuits and other lawsuits (to the extent not yet dismissed), their effect on the broader cryptoeconomy and the reputational impact on industry participants, remain uncertain.
In addition, there have been reports that a significant amount of trading volume on digital asset trading platforms is fabricated and false in nature. Such reports may indicate that the market for digital asset trading platform activities is significantly smaller than otherwise understood.
Negative perception, a lack of stability and standardized regulation in the cryptoeconomy, and the closure or temporary shutdown of digital asset trading platforms due to fraud, business failure, hackers or malware, or government mandated regulation, and associated losses suffered by customers may reduce confidence in the cryptoeconomy and result in greater volatility of the prices of assets, including significant depreciation in value. Any of these events could have an adverse impact on our reputation, financial condition and our business.
Many digital asset transactions are irrevocable and stolen or incorrectly transferred digital assets may be irretrievable. As a result, any incorrectly executed digital asset transactions could adversely affect the price of our Class A common stock.
Digital asset transactions are typically not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft of a digital asset generally will not be reversible and we may not be capable of obtaining compensation for any such transfer or theft. Although transfers of digital assets that we hold and/or that are custodied on behalf of our customers will regularly be made to or from our custody accounts, it is possible that, through computer or human error, or through theft or criminal action, such digital assets could be transferred from our custody accounts in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts.
Such events have occurred in connection with digital assets in the past. For example, in September 2014, the digital asset trading platform Huobi announced that it had sent approximately 900 bitcoins and 8,000 Litecoins (worth approximately $400,000 at the prevailing market prices at the time) to the wrong customers. In February 2025, the digital asset trading platform Bybit lost approximately $1.5 billion in ether through hacker-induced transfer from its cold wallet to a wallet address associated with the Lazarus Group. Although Bybit announced that their reserve guarantee ensured that client assets remained fully intact for such incident, there is no assurance we or other participants in the industry may be able to protect against similar types of losses. To the extent that we are unable to seek a corrective transaction with such third party or are incapable of identifying the third party which has received our digital assets through error or theft, we will be unable to revert or otherwise recover incorrectly transferred digital assets. We will also be unable to convert or recover the digital assets transferred to uncontrolled accounts. To the extent that we are unable to seek redress for such error or theft, such loss could have a material adverse effect on us.
The U.S. federal income tax treatment of transactions in digital assets is unclear.
Due to the new and evolving nature of digital assets and the absence of comprehensive guidance with respect to digital assets, many significant aspects of the U.S. federal income tax treatment of digital assets are uncertain. Our operations and dealings, in or in connection with digital assets, as well as transactions in digital assets generally, could be subject to adverse tax consequences in the United States, including as a result of development of the legal regimes surrounding digital assets, and our operating results, as well as the price of digital assets, could be adversely affected thereby.
Many significant aspects of the U.S. federal income tax treatment of digital assets (including with respect to the amount, timing and character of income recognition) are uncertain. In 2014, the U.S. Internal Revenue Service (the “IRS”) released a notice (the “Notice”) discussing certain aspects of digital assets for U.S. federal income tax purposes and, in particular, stating that such digital assets (1) are “property,” (2) are not “currency” for purposes of the rules relating to foreign currency gain or loss and (3) may be held as a capital asset. In 2019, the IRS released a revenue ruling and a set of “Frequently Asked Questions” (the “Ruling & FAQs”) that provide some additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital assets are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of digital assets. The Notice and the Ruling & FAQs, however, do not address other significant aspects of the U.S. federal income tax treatment of digital assets. We do not intend to request a ruling from the IRS on these issues, and we will take positions on these and other U.S. federal income tax issues relating to digital assets that we believe to be reasonable. There can be no assurance that the IRS will agree with the positions we take, and it is possible that the IRS will successfully challenge our positions.
There can be no assurance that the IRS will not alter its position with respect to digital assets in the future or that a court would uphold the treatment set forth in the Notice and the Ruling & FAQs. It is also unclear what additional guidance on the treatment of digital assets for U.S. federal income tax purposes may be issued in the future. Any such alteration of the current IRS positions or additional guidance could result in adverse tax consequences for us and could have an adverse effect on the value of bitcoin or other digital assets. Because of the evolving nature of digital assets, it is not possible to predict potential future developments that may arise with respect to digital assets. Such developments may increase the uncertainty with respect to the treatment of digital assets for U.S. federal income tax purposes. For example, the Notice addresses only digital assets that are “convertible virtual currency,” and it is conceivable that we will hold certain types of digital assets that are not within the scope of the Notice.
On November 15, 2021, former President Biden signed into law the Infrastructure Investment and Jobs Act (the “IIJA”). The IIJA implements a set of comprehensive tax information reporting rules that will apply to persons, including digital asset trading platforms and custodians, that regularly effect transfers of digital assets on behalf of other persons. In particular, these rules will require digital asset trading platforms and custodians to report certain digital asset transactions (including sales, exchanges and other transfers) effected on behalf of other persons on an annual return, in a manner similar to the current reporting rules for brokers that effect stock and other securities transactions on behalf of customers. In addition, the IIJA extends the reporting requirements for businesses that receive more than $10,000 in cash in a transaction (or related transactions) to transactions involving the receipt of digital assets with a fair market value of more than $10,000.
In July 2024, the IRS and the U.S. Department of the Treasury released final regulations to implement certain of these reporting rules (the “July final regulations”). The July final regulations’ definition of the term “broker” is broad and, in a number of respects, is unclear in scope, but generally requires custodial brokers and brokers acting as principals to perform information reporting and backup withholding functions. Under the July final regulations and a notice released contemporaneously by the IRS and the U.S. Department of the Treasury, such reporting of cost basis information and backup withholding generally will apply in respect of transactions occurring on or after January 1, 2025, but certain transitional relief may be available for transactions occurring prior to January 1, 2026. The July final regulations do not address all aspects of the IIJA information reporting regime and their application is uncertain in a number of respects, including with respect to the collection and reporting of cost basis information for digital assets and the scope of transactions subject to reporting. In December 2024, the IRS and the U.S. Department of the Treasury issued separate final regulations describing information reporting rules for non-custodial industry participants (the “December final regulations”), including the requirement to file information returns and furnish payee statements reporting gross proceeds on dispositions of digital assets effected for customers in certain sale or exchange transactions. The December final regulations were repealed on April 10, 2025, under the Congressional Review Act. Regulations repealed under the Congressional Review Act generally may not be reissued in substantially the same form, and a new rule that is substantially the same as such a rule may not be issued, unless the reissued or new rule is specifically authorized by a law subsequently enacted. The impact on the IIJA information reporting regime of the repeal of the December final regulations is unclear and there can be no assurance that the same or similar regulations will not be authorized by future law.
The effects of the IIJA reporting regime and its application to us may depend in significant part on future Congressional action and further regulatory or other guidance from the IRS and could create significant compliance burdens and uncertainties for us and our customers, and could affect the price of digital assets, which could have an adverse effect on our business.
The state, local and non-U.S. tax treatment of digital assets is unclear.
The taxing authorities of certain states (i) have announced that they will follow the Notice with respect to the treatment of digital assets for state income tax purposes and/or (ii) have issued guidance exempting the purchase and/or sale of digital assets for fiat currency from state sales tax. It is unclear what further guidance on the treatment of digital assets for state tax purposes may be issued in the future. Any future guidance on the treatment of digital assets for state or local tax purposes could result in adverse tax consequences to us and could adversely affect the price of digital assets.
The treatment of digital assets for tax purposes by non-U.S. jurisdictions may differ from the treatment of digital currency for U.S. federal, state or local tax purposes. It is possible, for example, that a non-U.S. jurisdiction would impose sales tax or value-added tax on purchases and sales of digital assets for fiat assets. For instance, if a foreign jurisdiction with a significant share of the market of bitcoin users imposes onerous tax burdens on digital asset users, or imposes sales or value-added tax on purchases and sales of digital assets for fiat assets, such actions could result in decreased demand for digital currency in such jurisdiction, which could adversely affect the price of digital assets.
You are urged to consult your own tax advisors regarding the tax treatment of digital assets and the consequences of investing in us, given the nature of our business.
Political or economic crises may motivate large-scale sales of digital assets, which would result in a reduction in values and materially and adversely affect us.
Cryptocurrencies, as an alternative to fiat currencies that are backed by central governments, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. For example, political or economic crises could motivate large-scale acquisitions or sales of digital assets either globally, regionally or locally. Large-scale sales of certain digital assets would result in a reduction in their value and could materially and adversely affect our investment and trading strategies, the value of our assets and our value.
The value of cryptocurrencies and other digital assets may be subject to momentum pricing risk.
Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency and other digital asset market prices are determined primarily using data from various digital asset trading platforms, OTC markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies and other digital assets, inflating and making their market prices more volatile, and such effects may be material and adverse. As a result, cryptocurrencies and other digital assets may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely materially affect the value of our cryptocurrency and other digital asset inventory and thereby affect the market price of our Class A common stock.
Short sales and borrowings of digital assets pose additional risks.
We engage in short sales and borrowings of digital assets. In a short sale, we sell digital assets that we do not own, typically borrowed from a third party. We also borrow digital assets for various other purposes including but not limited to general liquidity purposes, such as for our capital and treasury operations, and as inventory for our trading business, counterparty trade settlement, collateral management and lending. Borrowing and lending markets for digital assets are currently limited and are unlikely to become as developed and stable as those for securities or other established assets in the near term, if ever, which exposes us to risks.
Because we would remain liable to return any digital assets that we borrowed, whether in connection with a short sale or otherwise, we would be required to purchase an equivalent amount of digital assets prior to the date on which delivery to the third-party lender is required. We will incur a loss as a result of a short sale of a digital asset and may incur a loss as a result of borrowing a digital asset, depending on how we use it, if the price of the digital asset increases between the date of the short sale or borrowing and the date on which we close the relevant position. The amount of any loss will be increased by the amount of the premium or interest that we may be required to pay in connection with a short sale or borrowing. Short selling and borrowing exposes us to unlimited risk with respect to the borrowed digital assets because of the lack of an upper limit on the prices to which those digital assets can rise. Purchasing digital assets to close out a short position can itself cause the price of the digital assets to rise further, thereby exacerbating any losses. Under adverse market conditions, we may have difficulty purchasing digital assets to meet our short sale delivery obligations and may have to sell other digital assets to raise the necessary capital at a time when it would be unfavorable to do so. If a request for return of borrowed assets occurs at a time when other short sellers are receiving similar requests, a “short squeeze” can occur, and we may be compelled to replace borrowed digital assets previously sold short with purchases on the open market at the most disadvantageous time, possibly at prices significantly in excess of the proceeds received in originally selling the assets short. In addition, we may have difficulty purchasing assets to meet our delivery obligations if the assets sold short or borrowed by us have a limited daily trading volume or limited market capitalization. Short sales by us and “short” derivative positions are forms of investment leverage, and the amount of our potential loss is theoretically unlimited.
Additionally, in various contexts, the SEC and state securities regulators have alleged that programs where firms borrow digital assets in exchange for a promise to return those assets, plus a yield, were unlawfully unregistered securities offerings. We do not believe that our borrowing activities constitute the offer or sale of a security. Among other things, unlike in the circumstances where this has been alleged against others, our borrowing activities are not “yield” products widely offered as an investment vehicle to the general public. Instead, we borrow digital assets from institutional counterparties through individually negotiated transactions, and/or through one or more DeFi protocols. While we do not believe our borrowing activities constitute securities offerings, there is a risk that the SEC or state securities regulators could take a contrary view. In that case, our prior determination, even if reasonable under the circumstances, would not preclude legal or regulatory enforcement action, or lawsuits brought by our clients and counterparties, based on the presence of a security. See “—Risks Related to Our Operations—A determination that a digital asset is a “security,” or that an activity in which we engage involves a “securities transaction” for purposes of the federal securities laws could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of our Class A common stock,” for more information.
Lending of digital assets poses additional risks.
We lend digital assets to third parties, including affiliates. On termination of the loan, the borrower is required to return the digital assets to us; any gains or losses in the market price during the loan would inure to us. In the event of the bankruptcy of the borrower, we could experience delays in recovering our digital assets and may, in certain circumstances, recover only some or none of our lent digital assets. In addition, to the extent that the value of the digital assets increases during the term of the loan, the value of the digital assets may exceed the value of collateral provided to us (if any), exposing us to credit risks with respect to the borrower and potentially exposing us to a loss of the difference between the value of the digital assets and the value of the collateral. There may also be legal, operational and technological impediments to our ability to foreclose on collateral posted to us in a timely manner or at all. If a borrower defaults under its obligations with respect to a loan of digital assets, we may expend significant resources and incur significant expenses in connection with efforts to enforce the loan agreement or our interests in the collateral, which may ultimately be unsuccessful. Moreover, we have in the past, and may in the future, engage in unsecured lending of digital assets, which exposes us to losses amounting to the full value of any such digital assets, including the appreciation of such digital assets during the pendency of the loan. In addition, there is significant operational infrastructure required to scale the borrowing and lending of digital assets. The failure to appropriately implement the infrastructure related to the lending business could lead to operational risk and have a material adverse effect on us. In addition, our lending operations may be subject to regulatory risk. See “—We currently offer services involving, and expect to continue to support, certain smart contract-based digital assets. If the underlying smart contracts for these protocols do not operate as expected, they could lose value and our business could be adversely affected,” “—We engage in DeFi activities and may suffer losses if the DeFi protocols, or our activities thereon, do not function as expected,” “—The emergence of DeFi subjects us to evolving risks and uncertainties relating to our investments and our services” and “—DeFi protocols and digital assets used in DeFi protocols pose heightened regulatory concerns even beyond those that face digital asset networks and digital assets generally.”
While there is no U.S. federal law that requires registration or licensing for lending activities, some digital asset lending arrangements have been found to be securities. See “—Risks Related to Our Operations—A determination that a digital asset is a “security,” or that an activity in which we engage involves a “securities transaction” for purposes of the federal securities laws could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of our Class A common stock.” If we were to originate consumer or commercial loans in the United States, we would be subject to federal laws including the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Consumer Protection Act, the Fair Credit Reporting Act and the Fair Debt Collection Practices Act. Further, some U.S. state laws may, under certain circumstances, require us to obtain a license from the relevant regulatory authority or authorities in a given state before conducting those lending activities. See “Business—United States—Lending” for more information.
Blockchain networks, digital assets and the digital asset trading platforms on which these assets are traded are dependent on internet and other blockchain infrastructure and susceptible to system failures, security risks and rapid technological change.
The success of cryptocurrency-based blockchain and other digital asset platforms will depend on the continued development of a stable public infrastructure, with the necessary speed, data capacity and security, and the timely development of complementary products such as high-speed modems for providing reliable internet access and services. Digital assets have experienced, and are expected to continue to experience, significant growth in the number of users and amount of content. Blockchains will continue to be increasingly interconnected with other blockchains and real-world applications. As services and applications continue to be built on top of blockchains, they will place increased reliance on third-party infrastructure providers, including in connection with cross-chain bridges and messaging, liquidity providers, wallets, data feeds and oracles. Reliance on any of these third-parties introduces additional risks and points of failure. There is no assurance that the relevant digital asset infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the technology will not be adversely affected by this continued growth. There is also no assurance that the infrastructure or complementary products or services necessary to make digital assets a viable product for their intended use will be developed in a timely manner, or that such development will not result in the requirement of incurring substantial costs to adapt to changing technologies. The failure of these technologies or platforms or their development could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us. Any number of anticipated or unforeseen technical changes, software upgrades, soft or hard forks, cybersecurity incidents or other changes to the underlying blockchain network may occur from time to time, causing incompatibility, technical issues, disruptions or security weaknesses to our systems. If we or our third-party providers are unable to identify, troubleshoot and resolve any such issues successfully, we may no longer be able to support certain cryptocurrencies or blockchain networks, our customers’ assets may be frozen or lost, the security of our hot or cold wallets may be compromised and our systems and technical infrastructure may be affected, all of which could adversely impact the success of our business, financial condition and results of operations. Cryptocurrencies are created, issued, transmitted, and stored according to protocols run by computers in the cryptocurrency network. It is possible these protocols have undiscovered flaws or could be subject to network scale attacks which could result in losses to us. Advancements in quantum computing could break the cryptographic rules of protocols which support certain of our assets.
If the digital asset award for mining or validating blocks and transaction fees for recording transactions on a digital asset network is not sufficiently high to incentivize miners, or if certain jurisdictions continue to limit mining activities, miners may cease expanding processing power or demand high transaction fees, which could negatively impact the value of the digital asset and the market price of our Class A common stock.
If the digital asset rewards for mining blocks or the transaction fees for recording transactions on a digital asset network are not sufficiently high to incentivize miners, or if certain jurisdictions continue to limit mining activities, miners may cease expending processing power to mine blocks and confirmations of transactions on the digital asset’s blockchain could be slowed. We pay miner fees in connection with our digital asset transactions. Miner fees can be unpredictable. For instance, in 2024, bitcoin miner fees decreased from approximately $0.08 per transaction in January 2024 to approximately $0.05 per transaction in December 2024. For example, the realization of one or more of the following risks could materially adversely affect the market price of our Class A common stock:
•Over the past several years, digital asset mining operations have evolved from individual users mining with computer processors, graphics processing units and first generation application specific integrated circuit machines to “professionalized” mining operations using proprietary hardware or sophisticated machines. If the profit margins of digital asset mining operations are not sufficiently high, including due to an increase in electricity costs, digital asset miners are more likely to immediately sell tokens earned by mining, resulting in an increase in liquid supply of that digital asset, which would generally tend to reduce that digital asset’s market price.
•A reduction in the processing power expended by miners on a digital asset network could increase the likelihood of a malicious actor disrupting or obtaining control of the network. See “—Risks Related to Cryptocurrencies and Digital Assets—If a malicious actor or botnet obtains control of more than 50% of the processing power on a digital asset network, or otherwise obtains control over a digital asset network through its influence over core developers or otherwise, such actor or botnet could manipulate the blockchain of such digital asset to adversely affect the market price of our Class A common stock or our ability to operate.”
•Miners have historically accepted relatively low transaction confirmation fees on most digital asset networks due to income skewed toward the block reward. If miners demand higher transaction fees for recording transactions in the blockchain or a software upgrade automatically charges fees for all transactions on a digital asset network, the cost of using such digital asset may increase and the marketplace may be reluctant to accept such digital asset as a means of payment. Alternatively, miners could collude in an anti-competitive manner to reject low transaction fees on a digital asset network and force users to pay higher fees, thus reducing the attractiveness of the digital asset network. Higher transaction confirmation fees resulting from collusion or other factors may reduce the attractiveness of the digital asset network, the value of the digital asset, and could materially and adversely affect our investment and trading strategies, the value of our assets and the market price of our Class A common stock. Losses associated with the payment of miner fees in excess of what we charge our customers, could result in adverse impacts on our operating results.
•To the extent that any miners cease to record transactions that do not include the payment of a transaction fee in mined blocks or do not record a transaction because the transaction fee is too low, such transactions will not be recorded on the blockchain of a digital asset until a block is mined by a miner who does not require the payment of transaction fees or is willing to accept a lower fee. Any widespread delays in the recording of transactions could result in a loss of confidence in a digital asset network.
•Digital asset mining operations can consume significant amounts of electricity, which may have a negative environmental impact as a result of associated greenhouse gas emissions and depletion of water resources, and give rise to public opinion against allowing, or government regulations restricting, the use of electricity for mining operations. Additionally, miners may be forced to cease operations during an electricity shortage or power outage.
From time to time, we may encounter technical issues in connection with changes or upgrades to the underlying digital asset networks of supported cryptocurrencies or protocols, and more broadly, such changes or upgrades may be delayed or unsuccessful, any of which could materially and adversely affect our investments and trading strategies, our financial condition and results of operations.
Rising adoption of blockchain networks leads to network congestion, as space on decentralized ledgers is inherently scarce. From a design standpoint, striking a balance between security, decentralization, and scalability (or transactional throughput) is subject of great debate among innovators and has led to the creation of a variety of networks that make different trade-offs to achieve different outcomes. If network congestion rises to the point where transaction fees make it prohibitively expensive for average users to operate on the network, those users may stop using the network, and application developers may seek to build on other networks where users can afford to transact.
Any number of anticipated or unforeseen technical changes or software upgrades, soft or hard forks, cybersecurity incidents or other changes to the underlying blockchain network may cause incompatibility, technical issues, disruptions or security weaknesses to our systems. If we or our third-party providers are unable to identify, troubleshoot and resolve any such issues successfully, we may no longer be able to support certain cryptocurrencies or blockchain networks, our customers’ assets may be frozen or lost, the security of our hot or cold wallets may be compromised and our technical infrastructure may be affected, all of which could adversely impact the success of our business, financial condition and results of operations.
Changes in the governance of a digital asset network may not receive sufficient support from users and miners or validators, which may negatively affect that digital asset network’s ability to grow and respond to challenges.
The governance of decentralized networks, such as the Bitcoin and Ethereum networks, is by voluntary consensus and open competition. As a result, there may be a lack of consensus or clarity on the governance of any particular decentralized digital asset network, which may stymie such network’s utility and ability to grow and face challenges. The foregoing notwithstanding, the protocols for some decentralized networks, such as the Bitcoin network, are informally managed by a group of core developers that propose amendments to the relevant network’s source code. Core developers’ roles evolve over time, largely based on self-determined participation. If a significant majority of users and miners adopt amendments to a decentralized network based on the proposals of such core developers, such network will be subject to new protocols that may adversely affect the value of the relevant digital asset.
As a result of the foregoing, it may be difficult to find solutions or marshal sufficient effort to overcome any future problems, especially long-term problems, on digital asset networks.

A temporary or permanent “fork” could adversely affect an investment in us.
Many public blockchain networks, including the Bitcoin network, operate using open-source protocols, meaning that any user can download the software, modify it and then propose that the users and miners of bitcoin, for example, adopt the modification. The development team for a network might propose and implement amendments to a network’s source code through software upgrades altering the original protocol, including fundamental ideas such as the irreversibility of transactions and limitations on the validation of blockchain software distributed ledgers. Such changes to original protocols and software could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us.
When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the network remains uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “hard fork” of the Bitcoin network, with one group running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of Bitcoin running in parallel, yet lacking interchangeability. Both Bitcoin and Ethereum networks have experienced “forks.” A fork can lead to a disruption of networks and our information technology systems, which can further lead to temporary or even permanent loss of customer assets. For example, in August 2017, Bitcoin “forked” into Bitcoin and a new blockchain, Bitcoin Cash, as a result of a several-year dispute over how to increase the rate of transactions that the Bitcoin network can process.
Forks may also occur as a network community’s response to a significant security breach. For example, in June 2016, an anonymous hacker exploited a smart contract running on the Ethereum network to syphon approximately $60 million of ether held by The DAO, a distributed autonomous organization (“DAO”), into a segregated account. In response to the hack, most participants in the Ethereum community elected to adopt a “fork” that effectively reversed the hack. However, a minority of users continued to develop the original blockchain, now referred to as “Ethereum Classic” with the digital asset on that blockchain now referred to as Ether Classic. Ether Classic now trades on several digital asset trading platforms.
A fork may also occur as a result of an unintentional or unanticipated software flaw in the various versions of otherwise compatible software that users run. Such a fork could lead to users and miners abandoning the digital asset with the flawed software. It is possible, however, that a substantial number of users and miners could adopt an incompatible version of the digital asset while resisting community-led efforts to merge the two chains. This could result in a permanent fork, as in the case of ether and Ether Classic.
In addition, many developers have previously initiated hard forks in the Bitcoin blockchain to launch new digital assets, such as Bitcoin Cash, Bitcoin Gold, Bitcoin Silver and Bitcoin Diamond. Later, the Bitcoin Cash blockchain was again forked to launch a new digital asset, Bitcoin Satoshi’s Vision. To the extent such digital assets compete with a digital asset held by Galaxy, such competition could impact demand for such digital asset and could adversely impact the market price of our Class A common stock. Furthermore, a hard fork can lead to new security concerns. For example, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast to nefarious effect on the other network, plagued Ethereum trading platforms through at least October 2016. An Ethereum trading platform announced in July 2016 that it had lost 40,000 Ether Classic, worth about $100,000 at that time, as a result of replay attacks. Another possible result of a hard fork is an inherent decrease in the level of security due to significant amounts of mining power remaining on one network or migrating instead to the new forked network. After a hard fork, it may become easier for an individual miner or mining pool’s hashing power to exceed 50% of the processing power of the digital asset network that retained or attracted less mining power, thereby making digital assets that rely on proof-of-work more susceptible to attack.
A hard fork may adversely affect the price of the digital asset at the time of announcement or adoption. For example, the announcement of a hard fork could lead to increased demand for the pre-fork digital asset, in anticipation that ownership of the pre-fork digital asset would entitle holders to a new digital asset following the fork. The increased demand for the pre-fork digital asset may cause the price of the digital asset to rise. After the hard fork, it is possible the aggregate price of the two versions of the digital asset running in parallel would be less than the price of the digital asset immediately prior to the fork.
The Ethereum network regularly implements software upgrades and other changes to its protocol. For example, in September 2022, the Ethereum network activated the long-awaited upgrade from a proof-of-work to proof-of-stake consensus protocol (the “Merge”). The Merge effectively swapped Ethereum’s consensus mechanism away from proof-of-work to proof-of-stake. A digital asset network’s consensus mechanism is a material aspect of its source code, and any failure to properly implement such a change could have a material adverse effect on the value of digital assets that rely on the Ethereum network, including some of which we hold, and the market price of our Class A common stock. Although the Merge appears to be successful thus far, it is possible that the Merge introduced a currently undiscovered error or vulnerability. It is expected that further developments and forks for the Ethereum network are forthcoming.
Any future forks could adversely affect our business and the market price of our Class A common stock.
We engage in DeFi activities and may suffer losses if the DeFi protocols, or our activities thereon, do not function as expected.
We engage in various DeFi activities. As of March 31, 2025, Galaxy’s digital assets associated with decentralized finance protocols was $320.6 million. DeFi protocols achieve their purposes through self-executing smart contracts. Some of these DeFi protocols allow users to, for example, transfer digital assets to a pool from which other users can borrow without requiring an intermediate party to facilitate these transactions. Digital assets transferred to a pool generally earn interest to the lender, based on the rates at which borrowers repay the loan, and can generally be withdrawn with no restrictions. However, these DeFi protocols pose heightened regulatory concerns and are subject to various risks, including the risk that the underlying smart contract is insecure, the risk that borrowers may default and the lender will not be able to recover its digital assets, the risk that any underlying collateral may experience significant volatility, and the risk that certain core developers with protocol administration rights can make unauthorized or harmful changes to the underlying smart contract. If any of these risks materialize, our digital assets in these DeFi protocols may be adversely impacted and we may lose some or all of our digital assets.
The emergence of DeFi subjects us to evolving risks and uncertainties relating to our investments and our services.
DeFi refers to a variety of blockchain-based applications or protocols that provide for peer-to-peer financial services using smart contracts and other technology rather than such services being offered by central intermediaries. There are various DeFi applications and protocols, each with its own unique risks and uncertainties. Common DeFi applications include borrowing/lending digital assets and providing liquidity or market making in digital assets and derivatives referencing digital assets. DeFi applications and ecosystems are demonstrating how public blockchains and smart contracts can revolutionize financial services, but the nascent technology comes with several risks that could materially and adversely affect our investments and trading strategies. It is difficult to quantify the amount of leverage that exists within the DeFi ecosystem and price volatility can result in deleveraging that moves asset prices dramatically. In addition, smart contracts may contain bugs which put funds at risk of theft or loss. Furthermore, in certain decentralized protocols, it may be difficult or impossible to verify the identity of a transaction counterparty necessary to comply with any applicable anti-money laundering, countering the financing of terrorism, or sanctions regulations or controls.
The complexity and interconnectedness of digital asset networks, applications, and economic systems enables new forms of malicious attacks that leverage a feature or vulnerability of one system to attack another. Such an attack may take the form of a temporary manipulation of the price of certain digital assets that trigger second order behaviors, such as automatic collateral liquidations on decentralized applications or digital asset trading platforms. Such an attack could adversely affect investments. A malicious actor can exploit the structure of one or a series of smart contracts or applications in ways that do not technically constitute exploitation of a “bug” or flaw in the smart contract or application. For example, such an exploit has occurred repeatedly in the Ethereum DeFi ecosystem, whereby a decentralized trading platform or lending application is designed to reference an external pricing source of a particular digital asset to determine when to liquidate collateral. By manipulating the price of the particular digital asset on a third-party platform (such as a digital asset trading platform), the pricing source used by the decentralized trading platform or application is consequently manipulated, which then leads to uneconomic collateral liquidations on the decentralized trading platform or application. Such liquidations may be processed automatically and could have a material adverse effect on our investments and trading strategies.
DeFi protocols and digital assets used in DeFi protocols pose heightened regulatory concerns even beyond those that face digital asset networks and digital assets generally.
The U.S. financial system is extensively regulated at both the federal and state levels with a particular focus on intermediaries such as banks, broker-dealers, swap dealers, futures commission merchants, investment funds, investment advisers, trading platforms, clearinghouses and custodians. U.S. laws and regulations impose specific obligations on financial services intermediaries both for the protection of their customers and for the protection of the U.S. financial system as a whole. These include capital requirements, activities restrictions, reporting and disclosure requirements and obligations to monitor the activities of their customers and to ensure that the intermediaries’ activities and the activities of their customers are conducted in accordance with applicable laws and regulations. Non-U.S. laws and regulatory requirements may impose similar obligations. By seeking to eliminate or substantially limit the role of traditional financial services intermediaries in lending, brokering, advisory, trading, clearing, custodying and other financial services activities, DeFi protocols pose numerous challenges to the longstanding oversight framework developed under U.S. law and used by U.S. and other regulators. For example, one former commissioner of the CFTC has publicly stated that he believes certain DeFi protocols and activities operating without regulatory licensing likely violates the Commodity Exchange Act. Moreover, in June 2023, a federal judge ruled that the CFTC had sufficiently pleaded that a DAO operates a DeFi protocol that has not registered as an FCM and thereby illegally offers leveraged retail commodity transactions in digital assets, engages in activities only registered FCMs can perform, and has failed to adopt a customer identification program as part of a BSA compliance program, as required of FCMs, such that the judge granted the CFTC’s motion for default judgment against the DAO. In an accompanying settled enforcement order, the CFTC found the two founders, as token holders who voted their DAO tokens to govern the DAO, personally liable for the DAO’s violations of the Commodity Exchange Act and regulations promulgated thereunder. While the scope of liability for persons associated with a DAO, or its accompanying DeFi protocol, are currently unclear notwithstanding the default judgment entered against the DAO, it is possible that regulatory agencies may consider other DeFi token holders, or users of a DeFi protocol, liable for potential violations of the DeFi protocol. Separately, in September 2024, the CFTC settled with Uniswap Labs, the developer of the Uniswap decentralized exchange, for illegally offering leveraged or margined retail commodity transactions in digital assets through a front-end interface operated by Uniswap Labs.
There has also been an increase in SEC oversight, at least under the prior administration, including reported SEC subpoenas of teams behind DeFi platforms, which indicates that the SEC believed DeFi activities may in themselves implicate federal securities laws. In April 2023, the SEC under the prior administration reopened the comment period and provided supplemental information for its proposed amendments to the definition of “exchange” under the Exchange Act. In the supplemental information, the SEC stated that it believed DeFi protocols, and the parties that develop them, could be exchanges subject to federal securities laws if they facilitate the trading of digital asset securities. In announcing the reopening, then-Chair Gensler stated “calling yourself a DeFi platform is not an excuse to defy the securities laws.” Although in March 2025 then Acting SEC Chairman Uyeda said he had asked SEC staff for options on abandoning the digital assets-related elements of the proposal, it is not possible to predict how or when these developments will be resolved or what the impact on specific DeFi protocols will be. Because it is unclear both which digital assets on a DeFi platform may be deemed securities and which DeFi activities in themselves may implicate the federal securities laws, it is likely that the DeFi industry will face a prolonged period of regulatory uncertainty. It is possible that some DeFi protocols, including those using digital assets that we invest in, will be subjected to costly and burdensome compliance regimes or even prohibited outright.
In addition, traditional financial services intermediaries bear significant and ongoing costs to comply with financial services regulation, and individually or through trade associations may actively oppose legislative or regulatory efforts to accommodate DeFi activities that compete with their core service offerings. Traditional financial services intermediaries may instead actively encourage policymakers and regulatory authorities to take actions that impede the development and use of DeFi protocols. DeFi protocols that significantly improve on traditional financial services offerings by making transactions more efficient and inexpensive, including those using digital assets, can be expected to draw the most attention and potential opposition from traditional financial services intermediaries, the associations that represent them, and their legislative allies.
Further, most DeFi activities rely on users maintaining “self-hosted” wallets, and DeFi protocols generally do not engage in AML and KYC or other customer identification and due diligence processes, each of which have raised concerns for regulators, including international standard-setting bodies such as the Financial Action Task Force.
Legislative bodies and regulators may be required to adapt their regulatory models to accommodate decentralized financial activities, or take novel steps to supervise, limit or even prohibit decentralized financial activities.
Any action taken by federal, state or international policymakers or regulators to address risks and perceived risks to the public or to the U.S. and other countries’ financial systems from decentralized financial activities, or the threat of such action, could have a material adverse impact on one or more digital assets and therefore materially and adversely impact our investments, our revenue and the market price of our Class A common stock.
If a malicious actor or botnet obtains control of more than 50% of the processing power on a digital asset network, or otherwise obtains control over a digital asset network through its influence over core developers or otherwise, such actor or botnet could manipulate the blockchain of such digital asset to adversely affect the market price of our Class A common stock or our ability to operate.
If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of hash rate on a proof-of-work system, or otherwise controls a sizeable portion of supply in a proof-of-stake system, it can maliciously disrupt the blockchain, either by halting functionality, censoring transactions, or even double-spending coins. If such an actor or botnet obtains a majority of the processing power dedicated to mining on a particular digital asset network, it may be able to alter the relevant blockchain on which transactions in that digital asset rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could also control, exclude or modify the ordering of transactions. Although the malicious actor or botnet would not be able to generate new tokens or transactions using such control, it could “double-spend” its own tokens (i.e., spend the same tokens in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the relevant digital asset network or the digital asset community did not reject the fraudulent blocks as malicious, reversing any changes made to the relevant blockchain may not be possible. Further, a malicious actor or botnet could create a flood of transactions in order to slow down the relevant digital asset network.
For example, in August 2020, the Ethereum Classic Network was the target of two double-spend attacks by an unknown actor or actors that gained more than 50% of the processing power of the Ethereum Classic Network. The attacks resulted in reorganizations of the Ethereum Classic Blockchain that allowed the attacker or attackers to reverse previously recorded transactions in excess of over $5.0 million and $1.0 million.
In addition, in May 2019, the Bitcoin Cash network experienced a 51% attack when two large mining pools reversed a series of transactions in order to stop an unknown miner from taking advantage of a flaw in a recent Bitcoin Cash protocol upgrade. Although this particular attack was arguably benevolent, certain individuals believe it negatively impacted the Bitcoin Cash network.
Further, a malicious actor or botnet could create a flood of transactions in order to slow down the relevant digital asset network. For example, on June 2, 2018, the Horizen network was the target of a double-spend attack by an unknown actor that gained more than 50% of the processing power of the Horizen network. The attack was the result of delayed submission of blocks to the Horizen network. The core developers of Zen have implemented mitigation procedures to significantly increase the difficulty of attacks of this nature by introducing a penalty for delayed block submissions.

The crossing of the 50% threshold indicates a greater risk that a single mining pool or small group of mining pools could exert authority over the validation of digital asset transactions, and this risk is heightened if over 50% of the processing power on the network falls within the jurisdiction of a single governmental authority. To the extent that such events occur on the network of a digital asset that we hold, if the network participants, including any core developers and administrators of mining pools, do not ensure greater decentralization of mining processing power of such network, the feasibility of a malicious actor obtaining control of the processing power on such network will increase, which may adversely affect our business.
More generally, the practice of Maximum Extractable Value (“MEV”), has become standard and widespread across proof-of-stake-based smart contracting platforms like Ethereum. MEV also refers to “Miner Extractable Value” for proof-of-work-based platforms like the Bitcoin Network. MEV is the practice by which miners and validators exploit their role in a particular digital asset network in order to extract value from transactors by censoring, frontrunning, backrunning or otherwise executing arbitrage strategies against transactors. MEV can reduce the effectiveness of certain blockchain transactions and in turn increase the cost of transacting on networks, which may discourage users from transacting on such networks altogether. There are currently no means to completely mitigate the effects of MEV, and to the extent that we transact on these blockchains, whether for proprietary purposes or on behalf of our clients, we may be unable to protect ourselves or our clients from the effects or impacts of MEV, which could include a reduction in the speed, quality and/or security of our trades. Furthermore, if any one digital asset network’s user experience is harmed at scale, the value of the digital assets carried on that network could decline. The occurrence of any of the aforementioned risks associated with MEV could adversely affect the value of our transactions and investments, our ability to operate efficiently and the market price of our Class A common stock.
A malicious actor may also obtain control over the Bitcoin network through its influence over core developers by gaining direct control over a core developer or an otherwise influential programmer. To the extent that the Bitcoin ecosystem does not grow, the possibility that a malicious actor may be able to obtain control of the processing power on the Bitcoin network in this manner will remain heightened.
Any of the above events could materially and adversely affect certain of our investments and trading strategies, the value of our assets and the value of any investment in us.
Any inability to maintain adequate relationships with affiliates, third-party banks and trading venues with respect to, and any inability to settle customer trades related to, our cryptocurrency offerings, may adversely affect our business, financial condition and results of operations.
We rely on our affiliates, third-party banks and trading venues to provide our cryptocurrency products and services to our customers. The cryptocurrency market operates 24 hours a day, seven days a week. The cryptocurrency market does not have a centralized clearinghouse, and transactions in cryptocurrencies rely on direct settlements between third parties after trades are executed. Accordingly, we rely on our affiliates and third-party banks to facilitate cash settlements between customers and us and rely on the ability of our trading venues to complete cryptocurrency settlements. In addition, we must maintain cash assets in our bank accounts sufficient to meet the working capital needs of our business, which includes deploying available working capital to facilitate cash settlements between us and our customers or us and our trading venues. If our affiliates, third-party banks or trading venues have operational failures and cannot perform and facilitate our routine cash and cryptocurrency settlement transactions, we will be unable to support normal cryptocurrency trading operations and these disruptions could have an adverse impact on our business, financial condition and results of operations. Similarly, if we fail to maintain cash assets in our bank accounts sufficient to meet the working capital needs of our business and necessary to complete routine cash settlements related to our trading activity, such failure could impair our ability to support normal trading operations and these disruptions could have an adverse impact on our business, financial condition and results of operations.
We may also be harmed by the loss of any of our banking partners and trading venues. As a result of the many regulations applicable to cryptocurrencies, the risks of digital assets generally, and pressure from their regulators, many financial institutions have decided or been forced, and other financial institutions may in the future decide, to not provide bank accounts (or access to bank accounts), payments services or other financial services to companies providing cryptocurrency products, including us. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to digital asset-related companies, including us, for a number of reasons, such as perceived compliance risks or costs. Galaxy has in the past held accounts at Silvergate Bank and Signature Bank. We have diverse U.S. banking relationships, with most of our deposits at large, systemically important financial institutions. Although Galaxy did not experience any losses or other material impact from our banking relationships with Silvergate Bank and Signature Bank, any inability to procure or keep banking services would have a material and adverse effect on us. Similarly, continued general banking difficulties may decrease the utility or value of digital assets or harm public perception of those assets. In addition to banks, other third-party service providers including accountants, lawyers and insurance providers may also decline to provide services to companies engaged in digital asset-related businesses because of the perceived risk profile associated with such businesses or the lack of regulatory certainty. Consequently, if we or our trading venues cannot maintain sufficient relationships with the banks that provide these services, banking regulators restrict or prohibit banking of cryptocurrency businesses, or if these banks impose significant operational restrictions, it may be difficult for us to find alternative business partners for our cryptocurrency offerings, which may result in a disruption of our business and could have an adverse impact on our reputation, business, investment and trading strategies, the value of our assets, the value of any investment in us, financial condition and results of operations.
Competing industries may have more influence with policymakers than the digital asset industry, which could lead to the adoption of laws and regulations that are harmful to the digital asset industry and our business.
The cryptoeconomy is relatively novel and until recently did not have the same access to policymakers and lobbying organizations in many jurisdictions compared to industries with which digital assets may be seen to compete, such as banking, payments and consumer finance. Competitors from other, more established industries may have greater access to and influence with governmental officials and regulators and may be successful in persuading these policymakers that digital assets require heightened levels of regulation compared to the regulation of traditional financial services. As a result, new laws and regulations may be proposed and adopted in the United States and elsewhere, or existing laws and regulations may be interpreted in new ways, that disfavor or impose compliance burdens on the cryptoeconomy or digital asset platforms, which could adversely impact the digital assets in which we invest and therefore the value of any investment in our business.
As digital assets have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of cryptocurrency networks, users and platforms, with a focus on how digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold digital assets for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by digital assets to users and investors.
For instance, on September 16, 2022, the U.S. Treasury and Justice Departments released regulatory and legislative recommendations and priorities to address illicit finance risks connected to the digital assets ecosystem, following former President Biden’s executive order on the regulation of digital assets. The reports reflect the proactive posture that both the U.S. Treasury and Justice Departments have taken towards the enforcement and implementation of AML standards in the digital asset ecosystem. As part of its AML efforts, the FCA requires cryptoasset businesses to be duly registered with the FCA under the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017. The FCA has also introduced rules to address harm to retail customers arising from the sale of derivatives and exchange-traded notes that reference certain types of cryptoassets, contending that they are “ill-suited” to retail consumers due to extreme volatility, valuation challenges and association with financial crimes. The rules, which entered into force on January 6, 2021, prohibit the sale, marketing and distribution to retail clients in the U.K. of derivatives and exchange traded notes that reference certain types of unregulated, transferable cryptoassets. The prohibition applies to investment firms, credit institutions and branches in the U.K. of third-country firms (among others) that market, distribute or sell digital asset-derivatives or digital asset trading platform traded notes in, or from, the U.K. to retail clients. Many types of cryptoassets, including popular cryptocurrencies such as bitcoin, are also subject to the U.K.’s financial promotions regime. It is a criminal offense for these products to be marketed in the U.K. unless the relevant financial promotion has been approved by an FCA authorized firm or an exemption applies. The exemptions are narrow and will generally only be available to sophisticated investors. The FCA is currently finalizing additional rules in this space and is likely to introduce new requirements on industry participants in fiscal years 2025 to 2026, including new regulations for stablecoin providers and cryptocurrency trading venues. To the extent other U.S. and foreign regulatory authorities or legislative bodies adopt other or additional regulations or legislation applicable to the digital asset industry or any other aspect of our business, we could face a heightened risk of potential regulatory violations and could be required to make significant changes to our business model and practices, which changes might not be successful. Any of these outcomes could have an adverse effect on our business, financial condition and results of operations.
We currently offer services involving, and expect to continue to support, certain smart contract-based digital assets. If the underlying smart contracts for these protocols do not operate as expected, they could lose value and our business could be adversely affected.
We currently offer services involving, and expect to continue to support, various digital assets that represent units of value through the use of smart contracts deployed on a blockchain. Smart contracts are programs that store and transfer value and execute automatically when certain conditions are met. Since smart contracts typically cannot be stopped or reversed, vulnerabilities in their programming and design can have damaging, and even permanent, ramifications. For instance, in April 2018, a batch overflow bug was found in many Ethereum-based ERC20-compatible smart contract tokens that allowed hackers to create a large number of smart contract tokens, causing multiple digital asset platforms worldwide to shut down ERC20-compatible token trading. Similarly, in March 2020, a design flaw in the MakerDAO smart contract caused forced liquidations of digital assets at significantly discounted prices, resulting in millions of dollars of losses to users who had deposited digital assets into the smart contract. If any such vulnerabilities or flaws come to fruition, smart contract-based digital assets may suffer negative publicity, be exposed to security vulnerabilities, decline significantly in value, and lose liquidity over a short period of time. As smart contract-based digital assets continue to develop and evolve, we may be subject to unintended or unforeseen regulatory risks and regulatory actions, which may be inconsistently applied across jurisdictions.
In some cases, smart contracts can be controlled by one or more “admin keys” or users with special privileges, or “super users.” These users have the ability to unilaterally make changes to the smart contract, enable or disable features on the smart contract, change how the smart contract receives external inputs and data, and make other changes to the smart contract. For smart contracts that hold a pool of assets, these users may also be able to extract funds from the pool, liquidate assets held in the pool, or take other actions that decrease the value of the assets held by the smart contract in reserves. Even for smart contracts that have adopted a decentralized governance mechanism, such as smart contracts that are governed by the holders of a governance token, such governance tokens can be concentrated in the hands of a small group of core community members, who would be able to make similar changes unilaterally to the smart contract. If any such super user or group of core members unilaterally make adverse changes to a smart contract, the design, functionality, features and value of the smart contract, its related digital assets may be harmed. In addition, assets held by the smart contract in reserves may be stolen, misused, burnt, locked up or otherwise become unusable and irrecoverable. These super users can also become targets of hackers and malicious attackers. If an attacker is able to access or obtain the super user privileges of a smart contract, or if a smart contract’s super-users or core community members take actions that adversely affects the smart contract, our customers who hold and transact in the affected digital assets may experience decreased functionality and value of the applicable digital assets, up to and including a total loss of the value of such digital assets. Although we do not control these smart contracts, any such events could cause customers to seek damages against us for their losses, result in reputational damage to us, or in other ways adversely impact our business.
We currently engage in transactions on DeFi protocols involving the provision of and access to liquidity of various types of digital assets using liquidity pools, which subjects us to a number of risks and uncertainties, each of which could adversely affect our business.
We currently engage in transactions on DeFi protocols involving the provision of and access to liquidity of various types of digital assets using liquidity pools. Liquidity pools enable borrowing, lending, and trading of digital assets directly with smart contract platforms. Interacting with smart contracts is subject to certain risks and uncertainties that could adversely affect our business. See “—We currently offer services involving, and expect to continue to support, certain smart contract-based digital assets. If the underlying smart contracts for these protocols do not operate as expected, they could lose value and our business could be adversely affected.” In addition, liquidity pools are relatively new and do not appear to be subject to specific regulation in the same manner as traditional trading platforms. Furthermore, while some digital asset trading platforms provide information regarding their ownership structure, management teams, private key management, hot/cold storage policies, capitalization, corporate practices and regulatory compliance, the creators of liquidity pools within DeFi protocols typically do not. Such lack of transparency could result in us underestimating or otherwise misunderstanding the functionality of a specific liquidity pool and thus increase the risk of a potential loss in balances, which could include the loss of a material portion of the value of the digital assets we own or lend using such liquidity pools. Such loss could also be incurred through a bad actor taking advantage of the underlying smart contract’s operations, which could involve manipulating the DeFi protocol’s underlying digital assets or the pricing of trading pairs of digital assets. As a result, some DeFi protocols and liquidity pools may be used beyond their intended use case for fraud or other dishonest or illicit behaviors.
Liquidity pools generally do not seek to, or cannot, comply with regulation in a similar manner as digital asset trading platforms or regulated trading platforms, such as national securities exchanges or designated contract markets. As a result, the marketplace may lose confidence in unregulated liquidity pools and DeFi protocols, including prominent liquidity pools and DeFi protocols we use. Because liquidity pools use AMMs, which allow for continuous trading based on supply and demand dynamics, a loss of confidence in a given DeFi protocol or liquidity pool could materially impact the price of digital assets within that DeFi protocol or liquidity pool. In addition, when digital assets are sent to a liquidity pool, they are provided at a set ratio with the goal of ensuring liquidity for trading at all times. The pricing of assets within the pools is determined algorithmically based on the balance of assets in those pools. Any changes in prices of digital assets in liquidity pools could lead to temporary losses, commonly referred to as impermanent loss. Impermanent loss occurs when the value of digital assets in a liquidity pool diverges from their initial ratio and may diverge from other market prices for such digital assets, such that holding the liquidity provider token representing a share in the liquidity pool may be worth less than simply holding the underlying assets directly. Furthermore, using liquidity pools may sometimes require us to lock digital assets in smart contracts. As a result, we may not be able to quickly unlock such digital assets and sell them, whether in response to a vulnerability or price volatility, or at a time when we may otherwise desire liquidity for any number of reasons.
Additionally, market fluctuations affect the value of rewards that we can earn when engaging in yield farming. As a relatively new phenomenon, the prices of digital assets that are subject to yield farming can be extremely volatile. The volatility of such digital assets itself causes a risk that our positions in liquidity pools become liquidated if we have borrowed from liquidity pools against a digital asset that decreases in value and we cannot provide enough additional collateral in time prior to automatic liquidation being triggered. Also, a single event or exploit within one relevant DeFi protocol or liquidity pool can trigger a cascading effect across multiple platforms, causing widespread selling activity and further exacerbating volatility.
Yield farming and the use of liquidity pools are also subject to regulatory uncertainty. Yield farming typically involves a number of different transactions and interactions with multiple protocols (lending, borrowing, and receiving digital assets that represent a share of a liquidity pool) that may individually or taken together fall under the purview of a number of state or federal regulatory authorities. However, the extent to which any such regulation applies to these activities remains an area of significant uncertainty. Because there is uncertainty regarding how yield farming, liquidity pools and DeFi protocols should be regulated, and the extent to which such activities are subject to existing regulations, participating in such activities poses heightened regulatory concerns. See “—DeFi protocols and digital assets used in DeFi protocols pose heightened regulatory concerns even beyond those that face digital asset networks and digital assets generally.”
The value of Nonfungible Tokens (“NFTs”), any investment in NFTs, and the regulation of NFTs are uncertain and may subject us to unforeseeable risks.
We have developed and invest, directly and indirectly through our sponsored funds, in NFTs. We also invest in companies that create and support NFTs. NFTs are unique, one-of-a-kind digital assets made possible by certain digital asset network protocols. Because of their non-fungible nature, NFTs introduce digital scarcity and have become popular as online “collectibles,” similar to physical rare collectible items, such as trading cards or art. Like real world collectibles, the value of NFTs may be prone to “boom and bust” cycles as popularity increases and subsequently subsides. Certain metadata pertaining to NFTs or the collectible itself (such as digital art) represented by the NFT may be stored “offchain,” i.e., not on a decentralized digital asset network. If the entity behind an NFT project or its third-party hosting service or platform ceases hosting relevant data relating to NFTs, such NFTs may become worthless. If any of these events were to occur, it could adversely affect the value of certain of our future investments and strategies. In addition, because NFTs generally rely on the same types of underlying technologies as digital assets, most risks applicable to digital assets (including phishing, hacking and blockchain risks) are also applicable to NFTs and hence any investment into NFTs will be subject to general digital assets risks as described elsewhere in these risk factors. We have also developed and released our own NFTs. Prior to developing and releasing an NFT, we consult external legal counsel to gain comfort that the NFTs we develop and release are not securities under the federal securities laws. However, we recognize that the application of the securities laws to NFTs is particularly uncertain, as most guidance related to the application of the federal securities laws to digital assets has been applied to more fungible forms of digital assets, such as cryptocurrencies. Any determination that the NFTs we develop and release are securities under the federal securities laws would adversely affect us. See “—Risks Related to Our Operations—A determination that a digital asset is a “security,” or that an activity in which we engage involves a “securities transaction” for purposes of the federal securities laws could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of our Class A common stock.”
Private keys are required to access or transfer cryptocurrencies held in custody for GPL and GPL customers and the loss or destruction of such private keys may cause complete loss of the ability to retrieve or transfer such cryptocurrencies. If our custodian is unable to access the private keys and any backups thereto or if it experiences a cybersecurity breach, hack or other data loss that would restrict its ability to access any cryptocurrencies held in custody, we could become subject to reputational harm, legal claims, regulatory scrutiny, and other losses.
Cryptocurrency assets are typically controlled by the holder of the unique private key for the cryptocurrency wallet in which the cryptocurrency assets are held. While public addresses are generally published when used in a transaction on a blockchain, private keys are required to access, retrieve or transfer the cryptocurrency assets in the wallet. Therefore, protection and safekeeping of private keys is necessary to prevent unauthorized third party access to or control over the cryptocurrency assets held in a cryptocurrency wallet. The custodian for digital assets stored on behalf of GPL or GPL customers maintains at all times at least one backup set of keys for this wallet. If any of the private keys for these wallets are stolen, destroyed, lost or otherwise compromised or unavailable, and if the backup versions of these private keys are not available at the time or have been otherwise stolen or compromised, our custodian will not be able to access the digital assets held in the omnibus wallets. Blockchain technologies that hold digital assets, such as wallets and smart contracts, can be hacked or otherwise subject to security breaches and other malicious activities, which may result in, among other things, malicious actors obtaining the ability to retrieve, transfer and otherwise misappropriate the digital assets held in custody for GPL and GPL customers. Destruction, loss or theft of private keys for, or hack or other compromise or unavailability of, the wallets holding digital assets held for GPL and GPL customers could adversely affect customers’ ability to retrieve, access or transfer the digital asset, could require the relevant custodian to pay reimbursements to customers and/or other third parties for their losses, and could subject such custodian to significant liabilities and financial losses in addition to losing trust of customers and other market participants. For these reasons, any destruction, loss or theft of private keys due to a hack, misconduct or error, or any other compromise of the security and confidentiality of the private keys for the cryptocurrency wallets holding digital assets could harm our brand and reputation, could result in significant legal liability or other financial losses, and could adversely impact our business.
Risks Related to Regulation, Information Systems and Privacy Matters
The financial services industry is subject to government regulation in the United States, and our failure or inability to comply with these regulations or regulatory action against us could adversely affect our results of operations, financial condition or business.
The financial services industry is among the most extensively regulated industries in the United States. We operate a commodity trading advisor/commodity pool operator, an investment adviser, and two broker-dealers, each of which is subject to a specific and extensive regulatory scheme. In addition, as of May 29, 2025, our subsidiary

GDL is a CFTC and NFA-regulated swap dealer. We are subject to numerous state and federal laws and regulations of general application. It is very difficult to predict the future impact of the legislative and regulatory requirements affecting our business and our clients’ businesses.
Our businesses may require regulatory licenses and qualifications that we do not currently have and that may be costly and time-consuming to obtain and, if obtained, may subsequently be revoked. Although we have the authorizations and licenses that we believe are necessary to operate our business in all material respects, with respect to certain jurisdictions, we take the view that we are not conducting regulated activities requiring specific licenses. We acknowledge that relevant regulators in such jurisdictions may take a different view, and changes in regulators’ interpretation of existing licensing statutes or regulations, or disagreement by a regulatory authority with our interpretation of such statutes or regulations, could require additional registrations or licenses, limit certain of our business activities until they are appropriately licensed, and expose us to financial penalties or other non-monetary penalties, or could damage our reputation. We consult with external counsel regarding changes in the relevant laws or regulations and refresh our assessment on a regular basis.
Our subsidiary Galaxy Digital Capital Management LP (“GDCM LP”) is registered as an “investment adviser” with the SEC under the Advisers Act and is regulated thereunder. GDCM LP, and certain affiliates, also manage several funds that do not invest in securities and therefore GDCM LP, and such affiliates, do not manage such funds in a registered investment adviser capacity. GDCM LP also intends to provide advice to funds that are registered as “investment companies” under the Investment Company Act. Moreover, the Advisers Act mandates that if a registered adviser has custody of client funds and securities, it must maintain them with a Qualified Custodian. Given the characteristics of digital assets and the relative immaturity of the asset class, there are limited numbers of Qualified Custodians available at this time (if any) and there can be no assurance that we will ourselves qualify as, or be successful in maintaining client funds and securities with, a Qualified Custodian. Difficulties in finding a Qualified Custodian could have a material adverse effect on the asset management business, including potentially causing it to liquidate a substantial portion of our asset management portfolio. There is also a risk that the SEC determines that certain custodians used are not, regardless of their representations to the contrary, Qualified Custodians, which would potentially require the asset management group to move certain digital assets and/or subject it to regulatory action. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our asset management business. The Advisers Act and the Investment Company Act, together with related regulations and interpretations of the SEC, impose numerous obligations and restrictions on investment advisers and mutual funds, including requirements relating to the safekeeping of client funds and securities, limitations on advertising, disclosure and reporting obligations, prohibitions on fraudulent activities, restrictions on certain transactions between an adviser and its clients, and between a mutual fund and its advisers and affiliates, and other detailed operating requirements, as well as general fiduciary obligations.
Our subsidiary Galaxy DBL LLC is a CFTC-regulated commodity trading advisor and commodity pool operator and is a member of the NFA. In addition, as of May 29, 2025, our subsidiary GDL is a CFTC-regulated swap dealer. As such, Galaxy DBL LLC and GDL are subject to regulatory requirements under the Commodity Exchange Act, CFTC regulations and NFA bylaws and regulations. These include disclosure, recordkeeping, cybersecurity and reporting requirements, restrictions on advertising, registration and licensing of certain personnel and conduct and anti-fraud requirements, among others. Failure to comply with these regulations could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, as well as reputational harm. In addition, Galaxy’s customers may face additional costs for transactions with Galaxy (such as certain requirements related to margin posting and collection) that may make those customers less willing to trade swaps with Galaxy.
GDP and GSL, our broker-dealer subsidiaries, are subject to regulatory restrictions and requirements imposed by the SEC, FINRA, state securities regulators, and other relevant governmental authorities and self-regulatory organizations in the jurisdictions in which we operate. U.S. government agencies and self-regulatory organizations, including U.S. state securities commissions, are empowered to enforce the regulatory restrictions and requirements applicable to us and conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer from registration or membership. GDP is registered as a broker-dealer in 53 U.S. states and territories, and GSL is registered as a broker-dealer in 18 U.S. states and territories and is in the process of registering as a broker-dealer in the remaining states and territories in which it is not currently registered. Each of GDP and GSL are members of, and are subject to periodic examinations and investigations by, FINRA. Further, GDP and GSL are subject to the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, and the implementing regulations thereunder, which require financial institutions, including broker-dealers, to establish AML compliance programs, file suspicious activity and other reports with the U.S. government and maintain certain records. Broker-dealers and mutual funds must also implement related customer identification procedures and beneficial ownership identification procedures.
Our KYC and onboarding processes are designed to verify the identity of our customers, manage associated risks and prevent offers and sales of some digital assets and other products and services to certain persons, it is nevertheless possible that customers could intentionally and fraudulently provide us with false information, act contrary to, or otherwise circumvent, our KYC and onboarding policies or procedures. Any improper provision of false information or circumvention of our KYC policies or procedures could result in unintended offering or sale of our services and products to parties that we intend to restrict from our services or products and one or more regulators deeming our KYC policies and procedures inadequate and not in compliance with relevant laws and regulations. We also have policies and procedures relating to the safeguarding of digital assets, which are designed to prevent conflicts of interest, including the comingling of assets. See “—Our and our third-party service providers’ failure to safeguard and manage our and our customers’ funds and digital assets could adversely impact our business, operating results and financial condition” below for additional information. Any circumvention or failure of our policies could, among other things, require changes to our business practices and scope of operations or harm our reputation, which, in turn could have a material adverse effect on our results of operations, financial condition or business.
Our subsidiary GalaxyOne Prime LLC is registered as a money service business with FinCEN and has money transmitter licenses in a number of states in order to effect aspects of its trading business. GalaxyOne Prime NY LLC, which has applied for a New York virtual currency license (“BitLicense”) and a money transmitter license in New York State, also recently became a FinCEN-registered money services business. As a money services business, GPL is subject to the applicable anti-money laundering rules and any other laws and regulations applicable to a money services business. Furthermore, a number of U.S. states have adopted specific statutory provisions, or have issued guidance, regarding the treatment of virtual currencies under the money transmitter requirements of that U.S. state, and California has enacted the Digital Financial Assets Law (the “DFAL”), which will come into effect on July 1, 2026, that is broadly similar to the BitLicense regulation in New York State.
In addition, due to our business activities, we are subject to ongoing examinations, oversight, and reviews by U.S. federal and state regulators, and financial service regulators, which each have broad discretion to audit and examine our business. We are periodically subject to audits and examinations by these regulatory authorities. As a result of findings from these audits and examinations, regulators have, are, and may in the future require us to take certain actions, including amending, updating, or revising our compliance measures from time to time, limiting the kinds of customers which we provide services to, changing, terminating, or delaying the introduction of our existing or new product and services, and undertaking further external audits or being subject to further regulatory scrutiny. We have received, and may in the future receive, examination reports citing violations of rules and regulations, inadequacies in existing compliance programs, and requiring us to enhance certain practices with respect to our compliance program, including due diligence, monitoring, training, reporting, and recordkeeping. Implementing appropriate measures to properly remediate these examination findings may require us to incur significant costs, and if we fail to properly remediate any of these examination findings, we could face civil litigation, significant fines, damage awards, forced removal of certain employees including members of our executive team, barring of certain employees from participating in our business in whole or in part, revocation of existing licenses, limitations on existing and new products and services, reputational harm, negative impact to our existing relationships with regulators, exposure to criminal liability, or other regulatory consequences. Further, should strict legal and regulatory requirements and additional regulatory investigations and enforcement occur or intensify, it may continue to result in changes to our business, as well as increased costs, and supervision and examination for both ourselves and our agents and service providers. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions, including preventing or delaying us from offering certain products or services offered by our competitors or could impact how we offer such products and services. Adverse changes to, or our failure to comply with, any laws and regulations have had, and may continue to have, an adverse effect on our reputation and brand and our business, operating results, and financial condition. Such additional requirements could cause us to incur extraordinary expenses, possibly materially and adversely affecting our investment and trading strategies, the value of our assets and the value of any investment in us.
All of the foregoing laws and regulations, as well as any other laws and regulations we are or may become subject to, are complex and we are required to expend significant resources to monitor and maintain our compliance with such laws and regulations. It is also possible that a new Administration and a new Congress in the United States implements new laws and regulations that we may be required to expend significant resources on understanding and complying with. Any failure on our part to comply with these and other applicable laws and regulations could result in regulatory fines, suspensions of personnel or other sanctions, including revocation of our registration or that of our subsidiaries as an investment adviser, broker-dealer, commodity pool operator, commodity trading adviser, swap dealer or trust company, as the case may be, which could, among other things, require changes to our business practices and scope of operations or harm our reputation, which, in turn could have a material adverse effect on our results of operations, financial condition or business.
In addition, financial services regulation is constantly changing, and new laws or regulations, or new interpretations of existing laws or regulations, could have a materially adverse impact on our ability to operate as currently intended, or require us to obtain additional or newly-created registrations or licenses in the future and cause us to incur significant expense in order to ensure compliance. It is not currently clear to what extent federal and state financial services regulators will continue enforcing existing laws, regulations, and rules and will continue to enhance their supervisory expectations regarding the management of legal and regulatory compliance risks. These regulatory changes and uncertainties make our business planning more difficult and could result in changes to our business model and potentially adversely impact our results of operations.
Proposals to change the statutes affecting financial services companies are frequently introduced in Congress and state legislatures that, if enacted, may affect their operating environment and the registrations or licenses Galaxy requires in substantial and unpredictable ways. In addition, numerous federal and state regulators have the authority to promulgate or change regulations that could have a similar effect. We cannot determine with any degree of certainty whether any such legislative or regulatory proposals will be enacted and, if enacted, the ultimate impact that any such potential legislation or implementing regulations, or any such potential regulatory actions by federal or state regulators, would have upon our business.
Our subsidiary Galaxy Digital UK Limited (“GD UK”) is authorized by the FCA and has permission to carry on a range of regulated activities, including, but not limited to, advising on certain investments, arranging deals in certain investments and dealing in certain investments as principal and agent. For example, GD UK’s permissions mean that it can enter into derivatives with customers that are professional clients and eligible counterparties. GD UK has been authorized by the FCA since December 17, 2024. As an FCA authorized firm, GD UK is subject to a range of laws and regulations, including, but not limited to, U.K. AML requirements, the FCA’s conduct of business obligations, regulatory reporting requirements and corporate governance obligations. Failure by GD UK to comply with these obligations may result in investigations and enforcement action by the FCA or other regulatory authorities in the U.K.
New laws, regulations, policy or changes in enforcement of existing laws or regulations applicable to our business, or reexamination of current practices, could adversely impact our profitability, limit our ability to continue existing or pursue new business activities, require us to change certain of our business practices or the registrations or licenses we are required to hold or obtain, affect retention of key personnel, or expose us to additional costs (including increased compliance costs and/or customer remediation). These changes also may require us to invest significant resources, and devote significant management attention, to make any necessary changes and could adversely affect our business.

Our and our third-party service providers’ failure to safeguard and manage our and our customers’ funds and digital assets could adversely impact our business, operating results and financial condition.
We may from time to time deposit, transfer and hold in custody with third-party custodians customer funds and digital assets. Our policies, procedures, operational controls and controls over financial reporting are designed to protect us from material risks surrounding commingling of assets, conflicts of interest and the safeguarding of digital assets and customer funds deposited, transferred or held in custody with third-party custodians across jurisdictions. In addition, our security technology is designed to prevent, detect, and mitigate inappropriate access to our systems, by internal or external threats.
Furthermore, our KYC and onboarding processes are designed to verify the identity of our customers, manage associated risks and prevent offers and sales of some digital assets and other products and services to certain persons. We have tailored our AML and KYC protocols to each of our business lines. For our asset management business, there are two main processes and protocols utilized by our funds: the majority of our funds outsource AML and KYC to an industry-standard fund administrator, which requires all investors to undergo a diligence process similar to that of broker-dealers, while our other funds rely on a combination of in-house personnel and an external fund administrator, with in-house personnel collecting documentation required for investor onboarding for the external fund administrator, which performs AML diligence using those materials. For the balance sheet venture investments reflected in our Treasury and Corporate segment, which cover investments made with our firm capital, we utilize a combination of background checks and representations and warranties, whereby we initially conduct background checks on relevant parties and may perform additional procedures, such as obtaining representations and warranties, as a result of our assessment of such background checks. For our franchise trading and investment banking business, we apply different AML and KYC policies and procedures to sub-segments; for example, our counterparty-facing trading businesses have their own separate AML and KYC regimes, which are handled in-house and modeled after policies similar to the robust procedures that apply to money services businesses. Our investment banking business has implemented AML and KYC policies as outlined by FINRA as a registered broker-dealer. While we do not have one comprehensive set of policies and procedures that apply across this segment, the protocols that are in place are designed to comply with customer due diligence requirements and to address the specific needs of our counterparty-facing and investment banking businesses. Our data center business and our mining business operate similarly, with separate AML and KYC regimes applying to hosting clients and mining finance clients within our mining business, with such in-house regimes being modeled after the procedures that apply to money services businesses and complying with customer due diligence requirements. We do not have a formal policy in place for our GK8 business, but rather deal with any diligence needs on a case-by-case basis consistent with the level of robustness that we apply to our other business lines. We believe we have developed and maintained administrative, technical, and physical safeguards designed to comply with applicable legal requirements and industry standards.
While we have implemented the foregoing AML and KYC protocols within each of our business lines, due to the nature of the digital assets industry and technology, including the pseudonymous nature of blockchain transactions, we may inadvertently or without our knowledge engage in transactions with persons named on OFAC’s Specially Designated Nationals list or other blocked or sanctioned persons in connection with our interactions with a blockchain (including through our current or historical proprietary mining activities, for which we rely on the mining pool operators with whom we contract from time to time). Further, fraudulent and illegal transactions and prohibited status could be difficult or impossible for us and our partners, suppliers and vendors to detect in some circumstances. Therefore, there can be no assurance that our AML and KYC protocols will be sufficient to prevent or detect all inappropriate practices, fraud or violations of such laws, regulations and requirements by the Company’s affiliates, employees, directors, officers, partners, agents and service providers, in connection with our operations. In the event that our AML and KYC protocols are insufficient to prevent or detect such instances, we could become subject to legal proceedings, inquiries, examinations, investigations, and other regulatory or civil actions, which may subject us to, among other things, fines, penalties, and monetary settlements.
As our business continues to grow, we must continue to strengthen our associated internal controls and ensure that our third-party custodians and other service providers do the same. Our success and the success of our product offerings require significant confidence in our and our third-party service providers’ ability to properly custody and manage digital asset balances and handle large and growing transaction volumes and amounts of customer funds. In addition, we are dependent on our third-party service providers’ operations, liquidity, and financial condition for the proper custody, maintenance, use and safekeeping of these customer assets. Any material failure by us or such third-party service providers to maintain the necessary controls, policies, safeguarding procedures, perceived or otherwise, or to manage the digital assets we or they hold for or on behalf of our customers or for our own investment and operating purposes could also adversely impact our business, operating results, and financial condition. Further, any material failure by us or our third-party service providers to maintain the necessary controls or to manage customer digital assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, significant financial losses, lead customers to discontinue or reduce their use of our and our third-party service providers’ products and services, and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results, and financial condition.
We hold digital assets of the customers of Galaxy Prime, our prime brokerage offering, in omnibus custodial accounts at one or more third party custodians appointed by Galaxy Prime. These custodial accounts are maintained in Galaxy Prime’s name for the benefit of its customers. No Galaxy proprietary assets are held in these custodial accounts. In furtherance of our goal of safekeeping customer assets, our Galaxy Prime customer agreements contain an express election intended to apply the protections of Article 8 of the Uniform Commercial Code, as in effect in New York (“Article 8”), to the digital assets held by Galaxy Prime for its customer by providing that all property and assets held in or credited from time to time to a customer’s account on Galaxy Prime’s books and records will be treated as “financial assets” for purposes of Article 8. If Article 8 applies, we believe that in the event of a bankruptcy of Galaxy Prime the digital assets credited to these customer accounts should not be considered the property of Galaxy Prime’s bankruptcy estate and not subject to the claims of its general creditors. However, due to the novelty of digital assets, there can be no certainty as to a bankruptcy court’s treatment of these customer assets in such circumstances. As such, there is a risk that such digital assets could be considered to be the property of Galaxy Prime and, in the event of our bankruptcy, customers could be treated as general unsecured creditors of Galaxy Prime with respect to these assets. In addition, the Article 8 election does not apply to digital assets that have been staked through Galaxy’s staking services or, if a customer elects to obtain margin financing Galaxy Prime, to customer margin assets that have been rehypothecated by Galaxy Prime pursuant to an express contractual right to do so.
Furthermore, it is possible that hackers, employees or service providers acting contrary to our or our third-party custodians’ policies, or others could circumvent these safeguards to improperly access our systems or documents, or the systems or documents of our third-party service providers or agents, and improperly access, obtain, and misuse customer digital assets and funds. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time. Our and our third-party custodians’ insurance coverage for such impropriety is limited and may not cover the extent of loss nor the nature of such loss, in which case we may be liable for the full amount of losses suffered, which could be greater than all of our assets. Our and our third-party custodians’ ability to maintain insurance is also subject to the insurance carriers’ ongoing underwriting criteria. Any loss of customer funds or digital assets could result in a subsequent lapse in insurance coverage, which could cause a substantial business disruption, adverse reputational impact, inability to compete with our competitors, and regulatory investigations, inquiries, or actions. Additionally, transactions undertaken through electronic channels may create risks of fraud, hacking, unauthorized access or acquisition, and other deceptive practices. Any security incident resulting in a compromise of customer assets could result in substantial costs to us and require us to notify impacted customers, and in some cases regulators, of a possible or actual incident, expose us to regulatory enforcement actions, including substantial fines, limit our ability to provide services, subject us to litigation, significant financial losses and adversely impact our brand, reputation, business, results of operations, financial condition and prospects.
Our operations are reliant on technology provided by third parties which are out of our direct control.
Certain strategies and critical aspects of our operations are reliant on technology, including hardware, software and telecommunications systems. Significant parts of the technology used in the management of each client may be provided by third parties and are therefore beyond our direct control. Forecasting, trade execution, data gathering, risk management, portfolio management, information technology infrastructure and support, compliance and accounting systems all are designed to depend upon a high degree of automation and computerization. Although we seek, on an ongoing basis, to ensure adequate backups of software and hardware where possible and will attempt to conduct adequate due diligence and monitoring of providers, such efforts may be unsuccessful or inadequate, and software or hardware errors or failures may result in errors, data loss and/or failures in trade execution, risk management, portfolio management, compliance or accounting. Errors or failures may also result in the inaccuracy of data and reporting or the unavailability of data or vulnerability of data to the risk of loss or theft. Errors may occur gradually and once in the code may be very hard to detect and can potentially affect results over a long period of time. If an unforeseeable software or hardware malfunction or problem is caused by a defect, virus or other outside force, our clients and our business may be materially adversely affected.
In particular, we may rely on cloud (including private and public cloud-based) technology for certain operations, including data storage. Cloud-based technology, like any electronic data storage or processing technology, is not fail-safe. It may be subject to certain defects, failures or interruptions of service beyond our direct control. It is also possible that such technology could be compromised by a third party, including through the use of malicious software or programs, such as viruses, which may expose the Company and a client to theft (of data or other assets) and/or significant business interruption. Our third-party technology providers have, from time to time, experienced security incidents in connection with systems that we use. In addition, a software provider may cease operations or be relatively thinly capitalized and our and a client’s ability to be made whole after any loss may be compromised as a result.
Legislative or regulatory changes or actions by the U.S. Congress or any U.S. federal or state agencies could restrict the use of one or more digital assets, the ability to enter into transactions referencing digital assets, validating or mining activity, the operation of digital asset networks or digital asset trading platforms in a manner that adversely affects our business.
As digital assets have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies and self-regulatory organizations (including FinCEN, OFAC, SEC, CFTC, FINRA, NFA, the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS, the Office of the Comptroller of the Currency, the FDIC, the Federal Reserve and state financial institution and securities regulators) have been examining the operations of digital asset networks, digital asset users and the digital asset markets, with particular focus on the extent to which digital assets can be misused to launder the proceeds of illegal activities, evade sanctions, or fund criminal or terrorist enterprises, and generally the safety and soundness of digital asset trading platforms and other service providers that hold digital assets for users. Many of these regulatory bodies have issued consumer advisories regarding the risks posed by digital assets to investors. Ongoing and future regulatory actions with respect to digital assets generally or any digital asset that we hold or invest in may alter, perhaps to a materially adverse extent, the nature of an investment in us or our ability to continue to operate.
At times, the leadership of the SEC, at least under the prior administration, took the view that the digital asset ecosystem requires more explicit regulatory oversight and that the SEC should have more explicit regulatory authority over the digital asset ecosystem. For example, in August 2021, the former Chair of the SEC stated that he believed investors using digital asset trading platforms are not adequately protected, and that activities on the platforms can implicate the securities laws, commodities laws and banking laws, raising a number of issues related to protecting investors and consumers, guarding against illicit activity, and ensuring financial stability. The former Chair repeatedly expressed a need for the SEC to have additional authorities to prevent transactions, products, and platforms from “falling between regulatory cracks,” as well as for more resources to protect investors in “this growing and volatile sector.” The former Chair called for federal legislation centering on digital asset trading, lending, and decentralized finance platforms, seeking “additional plenary authority” to write rules for digital asset trading and lending. The former Chair then stated that he believed the law as applied to digital assets and digital asset market participants is clear and that there is no need for additional explicit authorities. As part of this shift, the SEC and the former Chair of the SEC alleged that certain digital asset market participants are not in compliance with existing regulations applicable to them. For example, in May 2024, the former Chair of the SEC said, “The crypto industry’s record of failures, frauds, and bankruptcies is not because we don’t have rules or because the rules are unclear,” but rather, “it’s because many players in the crypto industry don’t play by the rules.” Moreover, the SEC under the prior administration pursued a number of enforcement actions against market participants across the digital asset ecosystem based on alleged violations of existing laws and regulations. See “—Risks Related to Our Operations—A determination that a digital asset is a “security,” or that an activity in which we engage involves a

“securities transaction” for purposes of the federal securities laws could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of our Class A common stock.”
The SEC under the prior administration also took steps to interpret its existing authorities as covering various digital asset activities. In December 2022, the SEC proposed Regulation Best Execution, which would establish an SEC-level best execution regulatory framework for brokers, dealers, government securities brokers, government securities dealers, and municipal securities dealers. The proposed rule release stated that the proposed Regulation Best Execution would apply to all securities, including what the SEC views as digital asset securities. In February 2023, the SEC proposed amendments to the custody rules under Rule 206(4)-2 of the Advisers Act. The proposed rule changes would amend the definition of a “Qualified Custodian” under Rule 206(4)-2(d)(6) and expand the current custody rule in 206(4)-2 to cover digital assets (whether or not securities) and related advisory activities. In April 2023, the SEC reopened for comment a proposed amendment to the definition of an “exchange” under Exchange Act Rule 3b-16. In the reopening release, the SEC provided supplemental information regarding trading systems for digital asset securities that explained that the proposed rule could apply to DeFi protocols to the extent they meet the definition of “exchange.” In February 2024, the SEC adopted a rule that expands the definition of “dealer” and “government securities dealer” under Rules 3a5-4 and 3a44-2 of the Exchange Act. In the final rule release, the SEC confirmed that the new rule applies to activities involving digital asset securities.
Although the former Acting Chairman of the SEC Mark Uyeda has suggested that certain of these rule amendments would be dropped and Commissioner Peirce’s Crypto Task Force is taking a different approach to regulating the digital asset industry, if enacted as proposed, these rules would likely impose additional regulatory requirements with respect to the trading in, custody and storage of digital assets and could lead to additional regulatory oversight of the digital asset ecosystem more broadly.
There have been several bills introduced in Congress that propose to establish additional regulation and oversight of the digital asset markets. Certain of these bills passed out of relevant committees and were passed in the House of Representatives in the last Congress, though not the Senate. Some of these bills have since been reintroduced with changes, and continue to be contemplated in the relevant committees, as well as the full House of Representatives and Senate. It is difficult to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC or other regulators, what the nature of such additional authorities might be, how additional legislation and/or regulatory oversight might impact the ability of digital asset markets to function or how any new regulations or changes to existing regulations might impact the value of digital assets generally and those held by us specifically. The consequences of increased federal regulation of digital assets and digital asset activities could have a material adverse effect on our business and the market price of our Class A common stock.
Furthermore, changes in U.S. political leadership and economic policies may create uncertainty that materially affects the price of digital assets. For example, on March 6, 2025, President Trump signed an Executive Order to establish a Strategic Bitcoin Reserve and a United States Digital Asset Stockpile. Pursuant to this Executive Order, the Strategic Bitcoin Reserve will be capitalized with bitcoin owned by the Department of Treasury that was forfeited as part of criminal or civil asset forfeiture proceedings, and the Secretaries of Treasury and Commerce are authorized to develop budget-neutral strategies for acquiring additional bitcoin, provided that those strategies impose no incremental costs on American taxpayers. Conversely, the Digital Asset Stockpile will consist of all digital assets other than bitcoin owned by the Department of Treasury that were forfeited in criminal or civil asset forfeiture proceedings, but the U.S. government will not acquire additional assets for the U.S. Digital Asset Stockpile beyond those obtained through such proceedings. The anticipation of a U.S. government-funded strategic cryptocurrency reserve had motivated large-scale purchases of various digital assets in the expectation of the U.S. government acquiring those digital assets to fund such reserve, and the market price of some digital assets decreased significantly as a result of the ultimate content of the Executive Order. Any similar action or omission by the U.S. federal administration or other government authorities may negatively and significantly impact the price of digital assets.
Law enforcement agencies have often relied on the transparency of blockchains to facilitate investigations. However, certain privacy-enhancing features have been, or are expected to be, introduced to a number of digital asset networks, and these features may provide law enforcement agencies with less visibility into transaction-level data. Europol, the European Union’s law enforcement agency, released a report in October 2017 noting the increased use of privacy-enhancing digital assets like Zcash and Monero in criminal activity on the internet. The U.S. Department of the Treasury made a similar finding in its February 2022 National Money Laundering Risk Assessment. In August 2022, OFAC prohibited transactions by U.S. persons or persons in the United States involving Tornado Cash, a digital asset protocol designed to obfuscate blockchain transactions, by adding Tornado Cash and certain Ethereum wallet addresses associated with the protocol to its Specially Designated Nationals and Blocked Persons List. A large portion of validators globally, as well as notable industry participants such as Circle, the issuer of the USDC stablecoin, have reportedly complied with the sanctions and blacklisted the sanctioned addresses from interacting with their networks or digital assets. In October 2023, FinCEN issued a notice of proposed rulemaking that identified convertible virtual currency (“CVC”) mixing as a class of transactions of primary money laundering concern and proposed requiring covered financial institutions to implement certain recordkeeping and reporting requirements on transactions that covered financial institutions know, suspect, or have reason to suspect involve CVC mixing within or involving jurisdictions outside the United States. In April 2024, the DOJ arrested and charged the developers of the Samourai Wallet mixing service with conspiracy to commit money laundering and conspiracy to operate an unlicensed money transmitting business. In May 2024, a co-founder of Tornado Cash was sentenced to more than five years imprisonment in the Netherlands for developing Tornado Cash on the basis that he had helped launder more than $2 billion worth of digital assets through Tornado Cash. Additional regulatory action with respect to privacy-enhancing digital assets is possible in the future.
Legal or regulatory changes or interpretations of our existing and planned activities (including those of our subsidiaries or our portfolio companies), including the mere buying and selling of digital assets, could require the registration or licensing of us and/or our subsidiaries in additional, costly and constraining capacities, such as a money services business under the regulations promulgated by the FinCEN under the authority of the Bank Secrecy Act, the BitLicense scheme adopted by the New York State Department of Financial Services (“NYDFS”), the DFAL in California, or pursuant to applicable current or future laws and regulations or the laws of other jurisdictions, and would therefore require us and/or our subsidiaries to comply with applicable regulatory, licensing, examination and supervision requirements. See “Business—Legal Proceedings” for more information.
The effect of any future regulatory change on our business or the digital assets we hold is impossible to predict, but such change could be substantial and adverse to the utility of our products and services, our investment and trading strategies, the value of our assets and the value of any investment in us.
Legislative or regulatory changes or actions in foreign jurisdictions may affect our business or restrict the use of one or more digital assets, transactions referencing digital assets, mining activity or the operation of their networks or the digital asset trading platform market in a manner that adversely affects our business.
Various foreign jurisdictions have adopted, and may continue to adopt laws, regulations or directives that affect a digital asset network, the digital asset markets, and their users, particularly digital asset trading platforms and service providers that fall within such jurisdictions’ regulatory scope.
A number of foreign jurisdictions have recently taken regulatory action aimed at digital asset activities, including as a result of energy consumption concerns. China has made transacting in cryptocurrencies illegal for Chinese citizens in mainland China, and additional restrictions may follow. China’s central bank has further restricted digital asset-related activities, stating that activity by overseas digital asset trading platforms, and services offering trading, order matching, and token issuance and derivatives, constitute illegal activity. Both China and South Korea have banned initial coin offerings entirely (although South Korean regulators have indicated they may replace the outright ban with regulations in the future) and regulators in other jurisdictions, including Canada, Singapore and Hong Kong, have opined that initial coin offerings may constitute securities offerings subject to local securities regulations. Kosovo and Angola have prohibited domestic digital asset mining as a result of associated energy use, and other jurisdictions have banned further expansion of such operations for similar reasons. A number of countries continue to have absolute or implicit bans on digital assets. See “Business—Government Regulation.”
Foreign laws, regulations or directives, as well as the assertion of jurisdiction by foreign regulators and other government entities over digital assets and digital asset markets, may conflict with those of the United States. Such conflicts may negatively impact the acceptance of one or more digital assets by users, merchants and service providers outside the United States and may therefore impede the growth or sustainability of the digital asset economy in the European Union, China, Japan, Russia, the Bahamas and the United States and globally, or otherwise negatively affect the value of digital assets that we invest in. While the European Union’s digital asset regulations are effectively uniform, the laws and regulations in other regions are disparate, conflicting and subject to regular change and reinterpretation. The effect of any future regulatory change on our business or the digital assets that we invest in is impossible to predict, but such change could be substantial and adverse to our investment and trading strategies, the value of our assets and the value of any investment in us.
If regulators or public utilities take actions that restrict or otherwise impact mining activities, there may be a significant decline in such activities, which could adversely affect digital asset networks, our business and the market price of our Class A common stock.
Concerns have been raised about the amount of electricity required to secure and maintain certain digital asset networks. For example, as of December 31, 2024 over 800 exa-hashes per second, using a 7-day moving average, are performed in connection with mining on the Bitcoin network. Although measuring the electricity consumed by this process is difficult because these operations are performed by various machines with varying levels of efficiency, the process consumes a significant amount of energy. The operations of other digital asset networks may also consume significant amounts of energy. Further, in addition to the direct energy costs of performing calculations on any given digital asset network, there are indirect costs that impact a network’s total energy consumption, including the costs of cooling the machines that perform these calculations.
Driven by concerns around energy consumption and the impact of digital asset mining on electric utilities, various states and cities have implemented, or are considering implementing, moratoriums on mining activity in their jurisdictions. Such actions could increasingly cause cryptocurrency networks or protocols to adopt “proof of stake” methods of validation rather than “proof of work,” which would have an adverse impact on our mining business. In addition, a significant reduction in mining activity as a result of such actions could adversely affect the security of a digital asset network by making it easier for a malicious actor or botnet to manipulate the relevant blockchain. See “—If a malicious actor or botnet obtains control of more than 50% of the processing power on a digital asset network, or otherwise obtains control over a digital asset network through its influence over core developers or otherwise, such actor or botnet could manipulate the blockchain of such digital asset to adversely affect the market price of our Class A common stock or our ability to operate.” If regulators or public utilities take action that restricts or otherwise impacts mining activities, such actions could result in decreased security of a digital asset network and consequently adversely impact our revenues, our business and the market price of our Class A common stock.
Many of the digital assets and transactions referencing digital assets in which we facilitate trading are subject to regulatory authority by the CFTC. Any fraudulent or manipulative trading activity in such an instrument could subject us to increased regulatory scrutiny, regulatory enforcement, and litigation.
The CFTC has stated and judicial decisions involving CFTC enforcement actions have confirmed that at least some digital assets, including bitcoin, fall within the definition of a “commodity” under the U.S. Commodity Exchange Act of 1936 (“CEA”). As a result, the CFTC takes the view that it has wide jurisdiction over derivatives referencing many digital commodities. In addition, the CFTC has general enforcement authority to police against manipulation and fraud in at least some spot digital asset markets. From time to time, manipulation, fraud, and other forms of improper trading by market participants have resulted in, and may in the future result in, CFTC investigations, inquiries, enforcement actions, and similar actions by other regulators, government agencies, and civil litigation. Such investigations, inquiries, enforcement actions, and litigation may cause us to incur substantial costs and could result in negative publicity.

Certain transactions in digital assets may constitute “leveraged retail commodity transactions” subject to regulation by the CFTC as futures contracts. If digital asset transactions we facilitate are deemed to be such retail commodity transactions, we would be subject to additional regulatory requirements, licenses and approvals, and potentially face regulatory enforcement, civil liability, and significant increased compliance and operational costs.
Any transaction in a commodity, including a digital asset, entered into with or offered to retail investors on a leveraged, margined, or financed basis (a “leveraged retail commodity transaction”) is subject to CFTC regulation as a futures contract unless such transaction results in actual delivery within 28 days. In March 2020, the CFTC adopted guidance addressing what constitutes “actual delivery” of a digital asset. To the extent that digital asset transactions that we facilitate or facilitated are deemed leveraged retail commodity transactions, including pursuant to current or subsequent rulemaking or guidance by the CFTC, we may be subject to additional regulatory requirements and oversight, and we could be subject to judicial or administrative sanctions if we do not or did not at a relevant time possess appropriate registrations. The CFTC has previously brought enforcement actions against entities, including DAOs and DeFi development labs, engaged in leveraged retail commodity transactions without appropriate registrations.
Particular digital assets or transactions in which we engage are or could be deemed “commodity interests” (e.g., futures, options on non-security commodities, swaps) or security-based swaps subject to regulation by the CFTC or SEC, respectively. For such transactions, we are subject or would be subject to various regulatory regimes, which could require us to obtain additional regulatory requirements, licenses and approvals, which could impose significant increased compliance and operational costs. If we do not hold such licenses or approvals or do not otherwise meet the requirements of these regulatory regimes, we could potentially face regulatory enforcement or liability.
Activities in “commodity interests” (as such term is defined by the CEA and CFTC rules and regulations), including certain futures contracts, options on futures contracts, options on non-security commodities, swaps and retail leveraged commodity transactions (among other instruments), are subject to extensive supervisory oversight by the CFTC. This includes licensing of entities engaged in, and platforms offering, commodity interest transactions. GDL, which engages in dealing activity in swaps, is a CFTC-regulated swap dealer. To the extent that other transactions we engage in involving digital assets are deemed to fall within the definition of a commodity interest, whether as a swap or otherwise and including pursuant to subsequent rulemaking or guidance by the CFTC, we may be subject to additional regulatory requirements and oversight and could be subject to judicial or administrative sanctions if we do not or did not at a relevant time possess appropriate registrations as an exchange (for example, as a designated contract market for trading futures or options on futures, or as a swap execution facility for trading swaps) or as a registered intermediary (for example, as a futures commission merchant or introducing broker). Such actions could result in injunctions, cease and desist orders and revocation of existing licenses, as well as civil monetary penalties, fines, and disgorgement, as well as reputational harm. The CFTC has previously brought enforcement actions against entities engaged in digital asset activities for failure to obtain appropriate exchange or intermediary registrations. In addition, Galaxy’s customers may face additional costs for transactions with Galaxy (such as certain requirements related to margin posting and collection) that may make those customers less willing to trade swaps with Galaxy.
In 2024, GDL’s dealing activity in swaps exceeded the applicable Dodd-Frank de minimis registration threshold, which required Galaxy to apply for registration as a swap dealer with the CFTC and NFA. With its swap dealer registration approval in May 2025, Galaxy is subject to additional regulatory requirements, including, but not limited to, capital requirements, margin requirements, risk management requirements, supervision requirements, business conduct standards, and transaction reporting requirements. Galaxy has experienced a significant increase in costs to appropriately comply with swap dealer requirements, with such additional costs factored into broader business planning exercises. In addition, Galaxy’s customers may face additional costs for transactions with Galaxy (such as certain requirements related to margin posting and collection) that may make those customers less willing to trade swaps with Galaxy. To the extent that digital asset transactions that we facilitate or facilitated are deemed leveraged retail commodity transactions, including pursuant to current or subsequent rulemaking or guidance by the CFTC, we may be subject to additional regulatory requirements and oversight related to them.

Additionally, any failure to adequately comply with applicable CFTC rules and requirements may result in investigation and enforcement actions, as well as potential monetary fines, sanctions and/or reputational damage.
If a digital asset is deemed to be a security, certain derivatives referencing that digital asset (including a perpetual futures contract on that digital asset) could constitute a security-based swap subject to SEC regulation rather than a swap subject to CFTC regulation. To the extent that transactions we engage in involving digital assets are deemed to fall within the definition of a security-based swap, including pursuant to rulemaking or guidance by the SEC, we may be subject to additional regulatory requirements and oversight by the SEC and could be subject to judicial or administrative sanctions, particularly if we had not previously treated such transactions as being security-based swaps. For example, we may be required to register the offer and sale of the security-based swap with the SEC, or register ourselves with the SEC as a security-based swap dealer to the extent we engage in more than a de minimis amount of security-based swap dealing activity, register ourselves with the SEC as a major security-based swap participant to the extent we meet quantitative thresholds requiring registration as such, or we may be required to register with the SEC as a national securities exchange or security-based swap execution facility to the extent we facilitate certain types of security-based swap transactions. We are not currently registered with the SEC in any capacity on the basis of security-based swap activity and could be subject to enforcement actions if we were found to have failed to timely register. This could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, as well as reputational harm.
If we register with the CFTC or SEC in any additional capacity as a result of swap or security-based swap activity, respectively, we would be subject to additional supervision and regulatory requirements, including, but not limited to, capital requirements, margin requirements, risk management and diligent supervision requirements, and business conduct standards, as applicable. We may experience a significant increase in costs to comply with these requirements, and we may incur significant fines or restrictions on our activities if we fail to comply with these requirements, to the extent they were deemed applicable to us.
Even where we are not required to be registered with the CFTC or SEC, we are required to accurately report swap and security-based swap transactions to registered data repositories if we are the designated reporting party for such transactions. Failure to comply with applicable CFTC and/or SEC reporting rules could subject the Company to investigation and enforcement and possible monetary fines and sanctions.
The AI industry is subject to developing and evolving regulatory frameworks globally, which are expected to become increasingly complex as AI continues to evolve, and our efforts to comply with such legislation or regulation could be costly and our failure or inability to comply with these regulations or regulatory action against us could adversely affect our results of operations, financial condition or business.
The rapid pace of innovation in the field of AI has led to developing and evolving regulatory frameworks globally, which are expected to become increasingly complex as AI continues to evolve. U.S. and foreign regulators and lawmakers have started proposing and adopting, or are currently considering, regulations and guidance specifically on the use of AI. For example, in October 2023, the former Presidential Administration signed an executive order (the “October 2023 Executive Order”) that established new standards for AI safety and security. However, in January 2025, the current Presidential Administration signed an executive order that rescinded the October 2023 Executive Order and requires the development of an AI action plan that is consistent with the current Presidential Administration’s policy within 180 days thereof. Meanwhile, in Europe, the EU AI Act became effective on August 1, 2024 and will be fully applicable after a two-year transitional period. The EU AI Act aims to ensure AI systems are safe, respect fundamental rights, and foster innovation, while also establishing a risk-based approach to AI regulation, with bans on certain AI practices and specific requirements for high-risk applications. Following the EU AI Act, Colorado passed a Consumer Protections for Artificial Intelligence bill introducing state-level oversight of “high-risk” AI systems, which mirrors language and several provisions appearing in the EU AI Act. In September 2024, California enacted various AI bills relating to transparency, privacy, entertainment, election integrity, and government accountability. It is possible that new laws and regulations will be adopted in the U.S. and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted, in ways that would affect our operations. We may not be able to adequately anticipate or respond to these evolving laws and regulations, and we may need to expend additional resources to adjust our offerings in certain jurisdictions if applicable legal frameworks are inconsistent across jurisdictions. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.
Increased regulations and regulatory scrutiny in the AI industry could also lead to a decrease in demand for AI/HPC infrastructure, which may adversely affect our business, operating results, financial condition, and future prospects. See “—Risks Related to Our Business Lines—Our strategy to expand into the AI/HPC data center business may not be successful and may result in adverse consequences to our business, financial condition and results of operations” for further information relating to the potential impacts of decreased market demand on our AI/HPC data center business.
Cybersecurity incidents and other issues related to our information systems, technology and data may affect us materially and adversely.
Cybersecurity incidents and cyberattacks have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. The digital asset and AI industries are a particular target for cybersecurity incidents, which may occur through intentional or unintentional acts by individuals or groups having authorized or unauthorized access to our systems or our clients’ or counterparties’ information, which may include confidential information. These individuals or groups include employees, vendors and customers, as well as hackers. The information and technology systems used by us and our service providers, and other third parties, are vulnerable to damage or interruption from, among other things: hacking, ransomware, malware and other computer viruses; denial of service attacks; network failures; computer and telecommunication failures; phishing attacks; infiltration by unauthorized persons; security breaches; usage errors by their respective professionals; power outages; terrorism; and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes.
We and our third-party service providers have experienced cybersecurity incidents in the past, and expect to experience cybersecurity incidents in the future. While we take efforts to protect our systems and data, including establishing internal processes and implementing technological measures designed to provide multiple layers of security, and contract with third-party service providers to take similar steps, we have experienced cybersecurity breaches in the past, and there can be no assurance that our safety and security measures (and those of our third-party service providers) will prevent damage to, or interruption or breach of, our information systems, data (including personal data) and operations. We have recently taken steps to expand and enhance our cybersecurity controls and practices and, as cybersecurity-related threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Nevertheless, it is possible we could suffer an impact or disruption that could materially and adversely affect us. Our operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of our employee, or otherwise, and, as a result, an unauthorized party may obtain access to our accounts, private keys, data, or digital assets. Additionally, outside parties may attempt to fraudulently induce our employees to disclose sensitive information in order to gain access to our infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. Additionally, in the occurrence of a pandemic or similar event, there is an increased risk that we may experience cybersecurity-related incidents as a result of our employees, service providers and other third parties working remotely on less secure systems and environments. Controls employed by our information technology department and our customers and third-party service providers, including cloud vendors, could prove inadequate. If an actual or perceived breach of any of our digital asset account occurs, the market perception of our effectiveness could be harmed.
Moreover, there could be public announcements regarding any cybersecurity-related incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could, among other things, have a substantial adverse effect on the price of our common stock. Further, any publicized security problems affecting our businesses or those of third parties with whom we are affiliated or otherwise conduct business may discourage consumers from doing business with us, which could have a material and adverse effect on our business, financial condition and results of operations.

It is difficult or impossible to defend against every risk being posed by changing technologies, as well as criminals’ intent to commit cybercrime, and these efforts may not be successful in anticipating, preventing, detecting or stopping attacks, or reacting in a timely manner. The increasing sophistication and resources of cybercriminals and other non-state threat actors and increased actions by nation-state actors make it difficult to keep up with new threats and could result in a breach of security. Such threats may see their frequency increased, and effectiveness enhanced, by the use of artificial intelligence. Further, cybersecurity risks may be heightened as a result of ongoing global conflicts such as the Russia-Ukraine conflict or the ongoing Israel-Hamas conflict. Additionally, we cannot guarantee that our insurance coverage would be sufficient to cover any such losses.
To the extent the operation of our systems relies on our third-party service providers, through either a connection to, or an integration with, third parties’ systems, the risk of cybersecurity attacks and loss, corruption, or unauthorized access to or publication of our information or the confidential information and personal data of customers and employees may increase. Third-party risks may include insufficient security measures, data location uncertainty, and the possibility of data storage in inappropriate jurisdictions where laws, security measures or other controls may be inadequate or in which there are uncertainties regarding governmental intervention and use of such data, and our ability to monitor our third-party service providers’ data security practices are limited. Although we generally have agreements relating to cybersecurity and data privacy in place with our third-party service providers, they are limited in nature and we cannot guarantee that such agreements will prevent the accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data (including personal data) or enable us to obtain adequate or any reimbursement from our third-party service providers in the event we should suffer any such incidents. Due to applicable laws and regulations or contractual obligations, we may be held responsible for any information security failure or cybersecurity attack attributed to our vendors as they relate to the information we share with them. A vulnerability in or related to a third-party service provider’s software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a breach of a third-party service provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in our third-party solutions.
The security of the information and technology systems used by us and our service providers may continue to be subjected to cybersecurity threats that could result in material failures or disruptions in our business. If these systems are compromised, become inoperable for extended periods of time or cease to function properly, we or a service provider may have to make a significant investment to fix or replace them. The failure of these systems or of disaster recovery plans for any reason could cause significant interruptions in operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to stockholders (and the beneficial owners of stockholders). Such a failure could harm our reputation, subject us to legal claims and otherwise materially and adversely affect our investment and trading strategies and our value.
We obtain and process sensitive customer data. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation, as well as have an adverse effect on our business.
We obtain and process sensitive data, including personal data related to our customers and their transactions, such as their names, addresses, trading data, tax identification, and bank account information. We face risks, including to our reputation, in the handling and protection of this data, and these risks will increase as our business continues to expand. Federal, state, and international laws and regulations governing privacy, data protection, and e-commerce transactions require us to safeguard our customers’, employees’, and service providers’ personal data.
We have administrative, technical, and physical security measures and controls in place and maintain a robust information security program. However, our security measures may be inadequate or breached as a result of third-party action, employee or service provider error, malfeasance, malware, phishing, hacking attacks, system error, trickery, advances in computer capabilities, new discoveries in the field of cryptography, inadequate facility security or otherwise, and, as a result, someone may be able to obtain unauthorized access to sensitive information, including personal data, on our systems. Additionally, privacy and data protection laws are evolving, and it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data handling safeguards and practices that could result in fines, lawsuits, and other penalties, and significant changes to our or our third-party partners’ business practices and products and service offerings.

To the extent that the measures we or our third-party business partners have taken prove to be insufficient or inadequate, we may become subject to litigation, breach notification obligations, or regulatory or administrative sanctions, which could result in significant fines, penalties, damages, harm to our reputation, or loss of customers. If our own confidential business information or sensitive customer information were improperly disclosed, our business could be adversely affected. Additionally, a party who circumvents our security measures could, among other effects, appropriate customer information or other proprietary data, cause interruptions in our operations, or expose customers to hacks, viruses, and other disruptions.
Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to our customer data, we may also have obligations to notify customers and regulators about the incident, and we may need to provide some form of remedy, such as a subscription to credit monitoring services, pay significant fines to one or more regulators, or pay compensation in connection with a class-action settlement (including under the private right of action under the California Consumer Privacy Act of 2018 (as amended by the California Privacy Rights Act of 2020, the “CCPA”), which has resulted in an increase of security breach litigation). Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises customer data. Additionally, the financial exposure from the events referenced above could either not be insured against or not be fully covered through any insurance that we may maintain, and there can be no assurance that the limitations of liability in any of our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages as a result of the events referenced above. Any of the foregoing could have an adverse effect on our business, reputation, operating results, and financial condition.
Furthermore, we may be required to disclose personal data pursuant to demands from individuals, regulators, government agencies, and law enforcement agencies in various jurisdictions with conflicting privacy and security laws, which could result in a breach of privacy and data protection policies, notices, laws, rules, court orders, and regulations. Additionally, changes in the laws and regulations that govern our collection, use, and disclosure of customer data could impose additional requirements with respect to the retention and security of customer data, could limit our marketing activities, and have an adverse effect on our business, operating results, and financial condition.
We are subject to stringent laws, rules, regulations, policies, industry standards and contractual obligations regarding data privacy and security and may be subject to additional related laws and regulations in jurisdictions into which we expand. Many of these laws and regulations are subject to change and reinterpretation and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or other harm to our business.
We and our third-party service providers are subject to a variety of federal, state, local, and non-U.S. laws, directives, rules, policies, industry standards and regulations, as well as contractual obligations, relating to privacy and the collection, protection, use, retention, security, disclosure, transfer and other processing of personal data and other data, including Section 5(c) of the Federal Trade Commission Act, the Consumer Financial Protection Bureau and the CCPA. The regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. New laws, amendments to or reinterpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations, and may require us to change how we use, collect, store, transfer or otherwise process certain types of personal data and to implement new processes to comply with those laws and our customers’ exercise of their rights thereunder.
In the United States, federal law restricts certain collection, processing, storage, use and disclosure of personal data, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain non-public or otherwise legally protected information. These rules also impose requirements for the safeguarding and proper destruction of personal data through the issuance of data security standards or guidelines. There is also a risk of enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition, privacy advocates and industry groups have proposed and may propose new and different self-

regulatory standards that either legally or contractually apply to us. If we fail to follow these security standards, even if no customer information is compromised, we may incur significant fines or experience a significant increase in costs.
Numerous states have enacted or are in the process of enacting state-level data privacy laws and regulations governing the collection, use, and other processing of state residents’ personal data. For example, the CCPA, which took effect on January 1, 2020, established a new privacy framework for covered businesses such as ours, and has required us, and may require us in the future, to modify our data processing practices and policies and incur compliance related costs and expenses. The CCPA provides new and enhanced data privacy rights to California residents, such as affording California residents the right to access and delete their information and to opt out of certain sharing and sales of personal information. The law also prohibits covered businesses from discriminating against California residents (for example, charging more for services) for exercising any of their CCPA rights. The CCPA imposes severe civil penalties and statutory damages as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action has increased the likelihood of, and risks associated with, data breach litigation. Numerous other states also have enacted, or are in the process of enacting or considering, comprehensive state-level data privacy and security laws and regulations that share similarities with the CCPA.
The effects of the CCPA and other similar state or federal laws and other future changes in laws or regulations relating to privacy, data protection and information security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, are significant and may require us to modify our data processing practices and policies and could greatly increase the cost of providing our offerings, require significant changes to our operations or even prevent us from providing certain offerings in jurisdictions in which we currently operate and in which we may operate in the future or incur potential liability in an effort to comply with such legislation.
The CCPA has led, and may lead, other states to pass comparable legislation, with potentially greater penalties and more rigorous compliance requirements relevant to our business. For example, many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, data breaches and the protection of sensitive and personal information. Laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, as certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. Compliance in the event of a widespread data breach may be costly.
The NYDFS also issued Cybersecurity Requirements for Financial Services Companies, which took effect in 2017, and which require banks, insurance companies and other financial services institutions regulated by the NYDFS, to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of New York State’s financial services industry. The cybersecurity regulation adds specific requirements for these institutions’ cybersecurity compliance programs and imposes an obligation to conduct ongoing, comprehensive risk assessments. Further, on an annual basis, each institution is required to submit a certification of compliance with these requirements. We may in the future become subject to such NYDFS regulations and requirements, which could subject us to additional investigations and examinations of our compliance programs.
We make public statements about our use, collection, disclosure and other processing of personal data through our privacy policies, information provided on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any failure or perceived failure by us or our third-party service providers to comply with our posted privacy policies or with any applicable federal, state or similar foreign laws, rules, regulations, industry standards, policies, certifications or orders relating to data privacy and security, or any compromise of security that results in theft, unauthorized access, acquisition, use, disclosure, or misappropriation of personal data or other customer data, could result in significant awards, fines, civil and/or criminal penalties or judgments, proceedings or litigation by governmental agencies or customers, including class action privacy litigation in certain jurisdictions and negative publicity and reputational harm, one or all of which could have an adverse effect on our reputation, business, financial condition and results of operations. All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants, which are likely to increase over time. In addition, such requirements may require us to modify or restrict our data processing practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may face particular privacy, data security, and data protection risks as our business expands into the U.K. and the EU in connection with the GDPR and other data protection regulations.
International presence in the U.K. and the EU, as well as the fact that some of our customers are residents of the U.K. and the EU, subjects us or may subject us to the EU General Data Protection Regulation (“GDPR”), which became effective in May 2018, supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, which regulates the collection, control, sharing, disclosure, use and other processing of personal data and imposes stringent data protection requirements with significant penalties, and the risk of civil litigation, for non-compliance. As described further below, following Brexit, we also are subject to the United Kingdom General Data Protection Regulation (“U.K. GDPR”) (i.e., a version of the GDPR as implemented into U.K. law). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States.
One of the primary safeguards that allowed U.S. companies to import personal data from Europe had been certification to the EU-U.S. Privacy Shield and Swiss U.S. Privacy Shield frameworks administered by the U.S. Department of Commerce. However, the Court of Justice of the EU (“CJEU”), invalidated the EU U.S. Privacy Shield, in a case known as “Schrems II.” Following this decision, the United Kingdom government has similarly invalidated use of the EU U.S. Privacy Shield as a mechanism for lawful personal data transfers from the United Kingdom to the United States under the U.K. GDPR and the Swiss Federal Data Protection and Information Commissioner announced that the Swiss-U.S. Privacy Shield does not provide adequate safeguards for the purposes of personal data transfers from Switzerland to the United States. The CJEU’s decision in Schrems II also raised questions about whether one of the primary alternatives to the EU-U.S. Privacy Shield, namely, the European Commission’s standard contractual clauses, can lawfully be used for personal data transfers from Europe to the United States or other third countries that are not the subject of an adequacy decision of the European Commission. On July 10, 2023, the European Commission adopted an adequacy decision concluding that the U.S. ensures an adequate level of protection for personal data transferred from Europe to the United States under the EU-U.S. Data Privacy Framework (followed on October 12, 2023, with the adoption of an adequacy decision in the United Kingdom for the U.K.-U.S. Data Bridge). The adequacy decision does not foreclose, and has faced and is likely to continue to face, legal challenges, and the ongoing legal uncertainty may increase our costs and our ability to efficiently process personal data imported from Europe and the U.K. If we are unable to implement a valid mechanism for personal data transfers from Europe and the U.K., we will face increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from Europe and the U.K. Inability to export personal data may also: restrict our activities outside Europe and the U.K.; limit our ability to collaborate with partners as well as other service providers, contractors and other companies outside of Europe and the U.K.; and/or require us to increase our processing capabilities within Europe and the U.K. at significant expense or otherwise cause us to change the geographical location or segregation of our relevant systems and operations—any or all of which could adversely affect our operations or financial results. Additionally, other countries outside of Europe and the U.K. have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business. The type of challenges we face in Europe and the U.K. will likely also arise in other jurisdictions that adopt regulatory frameworks of equivalent complexity. While we have taken steps to mitigate the impact on us with respect to transfers of data, such as implementing standard contractual clauses, the efficacy and longevity of these transfer mechanisms remains uncertain.

The enactment of the GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (including, for example, the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements, and increased fines. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area (the “EEA”) or the U.K., security breach notifications and the security and confidentiality of personal data. Under the GDPR, fines of up to €20 million or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements will likely apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.
Further, the U.K.’s vote in favor of exiting the EU, often referred to as Brexit, and ongoing developments in the U.K. have created uncertainty with regard to data protection regulation in the U.K. Following the expiry of transitional arrangements agreed to between the U.K. and EU, data processing in the U.K. is governed by the U.K. GDPR, exposing us to two parallel regimes, each of which authorizes similar fines and other potentially divergent enforcement actions for certain violations. With respect to transfers of personal data from the EEA to the U.K. on June 28, 2021, the European Commission issued an adequacy decision in respect of the U.K.’s data protection framework, enabling data transfers from the EEA to the U.K. to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories. While it is intended to last for at least four years, the European Commission may unilaterally revoke the adequacy decision, at any point, and if this occurs, it could lead to additional costs and increase our overall risk exposure.
Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data. These changes may lead to additional costs and increase our overall risk exposure. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in litigation, breach notification obligations, regulatory or administrative sanctions, additional cost and liability to us, harm to our reputation and brand, damage to our relationships with customers and have an adverse effect on our business, financial condition and results of operations.
Our use of technology, proprietary and non-proprietary software, data and intellectual property may be subject to substantial risk.
We rely heavily on the use of technology, proprietary and non-proprietary software, data and intellectual property, including that of third parties in both the digital asset sector and otherwise. The reliance on this technology and data is subject to a number of important risks. Much of the existing technology for the financial services businesses was not built to service digital assets, which require a unique set of considerations. We are working with numerous service providers to help develop technology to service the industry. If these platforms and technology solutions do not work as planned, or do not meet the level of quality we require, it may make transacting business less efficient, more expensive and potentially prone to errors.
The operation of any element of the digital assets network or any other electronic platform may be severely and adversely affected by the malfunction of its technology and the technology of third parties. For example, an unforeseen software or hardware malfunction could occur as a result of a virus or other outside force, or as result of a design flaw in the design and operation of the network or platform. Furthermore, if our software, hardware, data or other intellectual property is found to infringe on the rights of, or our rights therein are found to be infringed upon by, any third party, the underlying value of our assets could be materially and adversely affected.
Third parties with which we do business or that facilitate our business activities, including digital asset trading platforms, financial intermediaries or vendors that provide services or security solutions for our operations, could also expose us to technology risk, including from breakdowns or failures of their own systems or capacity constraints or other services that impair our ability to process transactions and communicate with customers and counterparties. In addition, we are exposed to the risk that a technology disruption or other information security event at a vendor to our third-party service providers could impede their ability to provide products or services to us.

We may not be able to effectively monitor or mitigate operational risks relating to the use of vendors by third-party service providers.
Failure to maintain adequate recordkeeping of electronic communications could expose us to regulatory risks, operational liabilities and reduce our ability to address legal actions.
Failure to maintain comprehensive records of written communications, especially those conducted through off-channel means (such as personal phones, private email accounts, or other devices), poses significant risks for us. Inadequate recordkeeping violates regulatory requirements set forth by the SEC. The inability to produce complete and accurate records during examinations can result in enforcement actions, fines, or even revocation of registration. For example, in prior years, the members of the staff of the SEC’s Division of Enforcement raised whether off-channel communications were appropriately captured. In February 2024, we received termination letters concluding these investigations without charges, but there is no assurance that we will not be subject to SEC inquiries, investigations or enforcement actions in the future. See “Business—Legal Proceedings.”
Also, without proper documentation, we may face legal challenges. In the event of disputes, investigations, or litigation, the absence of records can weaken our legal position and hinder effective defense. Failing to capture texts, emails, instant messages, and other off-channel communications also creates operational vulnerabilities. These gaps may lead to misunderstandings, misrepresentations, or unauthorized actions that may cause harm to us, our reputation, or our clients. Finally, personal devices used for off-channel communications may lack the same security protocols as firm-managed systems. This increases the risk of data breaches, leaks, or unauthorized access.
The need to adopt technology in response to changing security threats poses a challenge to the safekeeping of our digital asset holdings and our operations.
Holders of digital assets must adapt to technological change to secure and safeguard accounts. As technological change occurs, the security threats to our digital asset holdings and our custody technology will likely adapt, and previously unknown threats may emerge. Furthermore, we may become a greater target of security threats as our size and reputation increases. If we are unable to identify and mitigate or stop new security threats, our assets may be subject to theft, loss, destruction or other attack, which could result in a loss of our assets or materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us. Similarly, our custody technology business may become a greater target of security threats as the size of custodied assets increases. If we are unable to identify and mitigate or stop new security threats to our custody technology, custodied assets may be subject to theft, loss, destruction or other attack, which could materially and adversely affect the value of any investment in us.
Any failure to obtain, maintain, protect, defend or enforce our intellectual property and other proprietary rights could adversely affect our business, financial condition and results of operations.
Our success and ability to compete depend in part upon our ability to obtain, maintain, protect, defend and enforce our intellectual property and other proprietary rights and technology. Unauthorized use of our intellectual property or a violation of our intellectual property and other proprietary rights by third parties may damage our brand and our reputation. We rely on a combination of trademark, patent, copyright, and trade secret laws in the United States and internationally, our terms and conditions, other contractual provisions and technological measures to protect our intellectual property rights from infringement, misappropriation or other violation to maintain our brand and competitive position. Various factors outside our control pose a threat to our intellectual property rights, as well as to our products, services and technologies.
The steps we take to protect our intellectual property rights may not be sufficient to effectively prevent third parties from infringing, misappropriating, diluting or otherwise violating our intellectual property rights or to prevent unauthorized disclosure or unauthorized use of our trade secrets or other confidential information. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. There can be no assurance our intellectual property rights will be sufficient to protect against unauthorized parties offering products or services that are substantially similar to ours and compete with our business or attempting to copy aspects of our technology and use information that we consider proprietary.

In addition to registered intellectual property rights, we rely on non-registered information and technology, such as trade secrets, confidential information and know-how. We attempt to protect our intellectual property, technology, and confidential information by requiring our employees, contractors, consultants, corporate collaborators, advisors and other third parties who develop intellectual property on our behalf to enter into confidentiality and invention assignment agreements, and third parties we share information with to enter into nondisclosure and confidentiality agreements. We cannot guarantee that we have entered into such agreements with each party who has developed intellectual property on our behalf and each party that has or may have had access to our confidential information, know-how and trade secrets. These agreements may be insufficient or breached, or may not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation or reverse engineering of our confidential information, intellectual property, or technology. Moreover, these agreements may not provide an adequate remedy for breaches or in the event of unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed.
The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. Additionally, individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property, and, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.
We will not be able to protect our intellectual property rights if we do not detect unauthorized use of our intellectual property rights. We also may fail to maintain or be unable to obtain adequate protections for certain of our intellectual property rights in the United States and certain non-U.S. countries, and our intellectual property rights may not receive the same degree of protection in non-U.S. countries as they would in the United States because of the differences in non-U.S. patent, trademark, copyright, and other laws concerning intellectual property and proprietary rights. Any of our intellectual property rights may be successfully challenged, opposed, diluted, misappropriated or circumvented by others or invalidated, narrowed in scope or held unenforceable through administrative process or litigation in the United States or in non-U.S. jurisdictions. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secrets and other intellectual property rights.
In order to protect our intellectual property and other proprietary rights, we may be required to expend significant resources to apply for, maintain, monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. An adverse outcome in such litigation or proceedings may therefore expose us to a loss of our competitive position, expose us to significant liabilities or require us to seek licenses that may not be available on commercially acceptable terms, if at all. Our failure to secure, protect and enforce our intellectual property rights could seriously damage our brand and have an adverse effect on our business, financial condition and results of operations.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition and results of operations, or adversely affect the operations of portfolio companies and digital asset networks.
Our commercial success depends, in part, on our ability to develop and commercialize our services and use our internally developed technology without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity in the cryptoeconomy, as well as litigation, based on allegations of infringement or other violations of intellectual property, including by large financial institutions. We may become subject to intellectual property disputes, whether or not such allegations have merit. Intellectual property disputes can be costly to defend and may cause our business, operating results and financial condition to suffer. As the cryptoeconomy expands and more patents are issued, the risk increases that there may be patents or other intellectual property rights owned by third parties that relate to our technology, and of which we are not aware or that we must challenge to continue our operations as currently contemplated. Whether merited or not, we may face allegations that we, our partners or parties indemnified by us have infringed, misappropriated, or otherwise violated the patents, trademarks, copyrights or other intellectual property rights of third parties. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. For example, in recent years, individuals and groups have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. It may also be necessary for us to initiate litigation in order to determine the scope, enforceability or validity of third-party intellectual property or proprietary rights, or to establish our intellectual property rights. We may not be able to successfully settle or otherwise resolve such adversarial proceedings or litigation. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or to continue litigation. Regardless of whether third-party claims have merit, litigation can be time consuming, divert management’s attention and financial resources, and can be costly to evaluate and defend. Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. Results of any such litigation are difficult to predict and may require us to stop commercializing or using our technology, obtain licenses and pay royalties, modify our services and technology while we develop non-infringing substitutes, or incur substantial damages, settlement costs, or face a temporary or permanent injunction prohibiting us from marketing or providing the affected services.
With respect to any third-party claims regarding intellectual property rights, we may have to seek a license to continue operations found to be in violation of such rights. If we require a third-party license, it may not be available on commercially reasonable terms or at all, and we may have to pay substantial royalties, upfront fees or grant cross-licenses to our intellectual property rights. We may also have to redesign our technology or services so they do not infringe such third-party intellectual property rights, which may not be possible or may require substantial expenditures of money and time, during which our technology may not be available for commercialization or use. Even if we are party to an agreement pursuant to which a third party must indemnify us against such costs, the indemnifying party may be unable or otherwise unwilling to uphold its contractual obligations. If we cannot or do not obtain relevant third-party licenses, or cannot obtain such licenses on commercially reasonable terms, obtain similar technology from another source, or design new technology that is not infringing, our revenue and earnings could be adversely impacted.
We also license software from third-party vendors. Third parties may claim that our use of such licensed software infringes upon their intellectual property rights. Although we seek to secure indemnification protection from our software vendors to protect us against potential third-party infringement claims in connection with our use of such license software, not all of our vendors agree to provide us with sufficient indemnification protection, and in the instances where we do secure indemnification protection from our vendors, it is possible such vendors may not honor such indemnification obligations.
Third parties may assert intellectual property claims relating to portfolio companies or digital asset networks and their source code. Regardless of the merit of any claim, any threatened action that reduces confidence in portfolio companies or digital asset networks could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us. Additionally, a meritorious intellectual property claim could lead to a loss of value in the impacted portfolio company or prevent us or other end users from accessing a specific blockchain network or holding or transferring their digital assets, which could force the liquidation of certain digital assets in which we have an interest or cause the value of such digital assets to decline significantly. As a result, an intellectual property claim against a portfolio company or large participants on certain blockchain networks could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us.
Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, such announcements could have a material adverse effect on the price of our Class A common stock. Moreover, any uncertainties resulting from the initiation and continuation of any legal proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Assertions by third parties that we violate their intellectual property rights could therefore have a material adverse effect on our business, financial condition and results of operations.
Our business depends on our ability to effectively invest in, implement improvements to, and properly maintain the uninterrupted operation, security and integrity of, our operating platform and other information technology and business systems.
Our business is highly dependent on maintaining effective information technology systems as well as the integrity and timeliness of the data we use to serve our customers, support our partners and operate our business. It is possible that hardware failures or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete, or contain inaccuracies that our customers regard as significant. Because of the large amount of data that we collect and manage, if our data were found to be inaccurate or unreliable, or became inaccessible, whether due to failures, errors, or other reasons, or if we, or any of our third-party service providers, especially our third-party dialing and routing software systems, were to fail to effectively maintain such information systems and data integrity, we could experience operational disruptions that may impact our customers, individuals and partner teams, and hinder our ability to provide services, establish appropriate pricing for services, retain and attract customers, establish reserves, report financial results timely and accurately and maintain regulatory compliance, among other things.
Our information technology strategy and execution are critical to our continued success. We must continue to invest in long-term solutions that will enable us to anticipate customer needs and expectations, enhance our customer experience, act as a differentiator in the market, comply with applicable laws, and protect against cybersecurity risks and threats. Our success is dependent, in large part, on maintaining the effectiveness of existing technology systems and continuing to deliver and enhance technology systems that support our business processes in a cost-efficient and resource-efficient manner and enable us to analyze and manage data in a comprehensive manner. Increasing and shifting regulatory and legislative requirements are likely to place additional demands on our information technology infrastructure that could have a direct impact on resources available for other projects tied to our strategic initiatives.
Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. System failures or outages, including any potential disruptions due to significantly increased global demand on certain cloud-based systems during a pandemic, could compromise our ability to perform these functions in a timely manner, which could harm our ability to conduct business or delay our financial reporting. Such failures could adversely affect our operating results and financial condition. In addition, certain of our third-party service providers are required to notify us if they experience a security breach or unauthorized disclosure of certain personal information, or, in some cases, confidential data or information of ours or our billers, partners or consumers, and their failure to timely notify us of such a breach or disclosure may cause us to incur significant costs or otherwise harm our business. Additionally, we may make critical transactions on behalf of our customers, and any errors, defects or other infrastructure problems could result in damage to such consumers. These consumers could seek significant compensation from us for their losses and our insurance policies may be insufficient to cover a claim. Even if unsuccessful, this type of claim may be time-consuming and costly for us to defend.
Furthermore, prolonged interruption in the availability, or reduction in the speed or other functionality, of our systems, products or services could materially harm our reputation and business. Frequent or persistent interruptions in accessing our systems and services could cause consumers to believe that our systems and services are unreliable, leading them to switch to our competitors or to avoid our systems and services, and could permanently harm our reputation and business.
Connectivity and interoperability among technologies is becoming increasingly important. As a result, we must also develop new systems to meet current market standards and keep pace with continuing changes in information processing technology, evolving industry and regulatory standards and customer needs. Failure to do so may present compliance challenges and impede our ability to deliver services in a competitive manner. Further, system development projects are long term in nature, may be more costly than expected to complete and may not deliver the expected benefits upon completion. In addition, we may not be able to adequately assess the functionality, and data integrity and security impacts, of new or significantly changed products, services, business processes or infrastructure that we use. Our failure to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and integrity of our information technology and other business systems, as well as any write-downs in connection with the obsolescence of our technology, could materially and adversely affect our business, financial condition and results of operations.
Disruptions of the information technology systems or infrastructure of certain of our third-party vendors and service providers could also disrupt our businesses, damage our reputation, increase our costs, and have a material adverse effect on our business, financial condition and results of operations.
We rely heavily on the communications and information systems of third parties to conduct our business. For instance, we rely on computing infrastructure operated by Amazon Web Services (“AWS”) and Microsoft Azure (“Azure”) to host or operate some or all of certain key products or functions of our business. Our customers need to be able to access our systems at any time, without interruption or degradation of performance. Our technological infrastructure depends, in part, on the virtual cloud infrastructure hosted in AWS and Azure. Although we have disaster recovery plans that utilize multiple AWS and Azure locations, any incident affecting their infrastructure could adversely affect our cloud-native platform. A prolonged AWS or Azure service disruption affecting our cloud-native platform would adversely impact our ability to service our customers and could damage our reputation with current and potential customers, expose us to liability, result in substantial costs for remediation, could cause us to lose customers, or otherwise harm our business, financial condition and results of operations. We may also incur significant costs for using alternative hosting sources or taking other actions in preparation for, or in reaction to, events that damage the AWS or Azure services we use. Additionally, in the event that our AWS or Azure service agreements are terminated, or there is a lapse of service, elimination of AWS or Azure services or features that we utilize, or damage to such facilities, we could experience interruptions in access to our systems as well as significant delays and additional expenses in arranging for or creating new facilities or re-architecting our systems for deployment on a different cloud infrastructure service provider, which would adversely affect our business, financial condition, and results of operations.
As expectations regarding operational and information security practices have increased, our operating systems and infrastructure, and those of our third-party service providers, must continue to be safeguarded and monitored for potential failures, disruptions, breakdowns, and attacks. Our data processing systems, or other operating systems and facilities, and those of our third-party service providers, may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our and our third-party service providers’ control. For example, there could be electrical or telecommunication outages; software bugs and defects; server malfunctions; human error; natural disasters such as earthquakes, tornadoes, or hurricanes; disease pandemics and related government orders; events arising from local or larger scale political or social matters, including terrorist acts; cyberattacks and other data security incidents, including ransomware, malware, phishing, social engineering, including some of the foregoing that target the cryptoeconomy in particular. These incidents can range from individual attempts to gain unauthorized access to information technology systems to more sophisticated security threats involving cybercriminals, hacktivists, cyberterrorists, nation-state actors, or the targeting of commercial financial accounts. These events can also result from internal compromises, such as human error or malicious internal actors, of our workforce or our vendors’ personnel.
While we have business continuity, disaster recovery and other policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. Furthermore, if such failures, interruptions or security breaches are not detected immediately, their effect could be compounded. Our risk and exposure to these matters remains heightened because of the evolving nature of these threats and our use of third-party service providers with access to our systems and data. As a result, cybersecurity and the continued development and enhancement of our controls, processes, and practices designed to protect our systems, computers, software, data, and networks from attack, damage or unauthorized access remain a focus for us. Disruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, or cyberattacks or security breaches of our networks, systems or devices, or those that our customers or third-party service providers use to access our products and services, could result in customer attrition, financial and trading losses, reputational damage, reimbursement or other compensation costs, and/or remediation costs, any of which could have a material effect on our results of operations or financial condition.
Some of our products and services contain open source software, which may pose particular risks to our proprietary software, products and services in a manner that could harm our business.
We use open source software in our products and services and anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. We could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can reengineer them to avoid infringement, which may be a costly and time-consuming process. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. Any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours.
Additionally, the use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on our business, financial condition and results of operations.
Disruptions in our, or our service providers’, disaster recovery systems or management continuity planning could limit our ability to operate our business effectively.
Our information technology systems facilitate our ability to conduct our business. While we have disaster recovery systems and business continuity plans in place, any disruptions in our, or our service providers’, disaster recovery systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively conduct our operations.

Despite our implementation of a variety of security measures, our information technology systems could be subject to physical or electronic compromises and similar disruptions from unauthorized tampering, or to weather-related disruptions where our systems are hosted. In addition, in the event that a significant number of our personnel were unavailable in the event of a disaster or we failed to recover office facilities or systems, our ability to effectively conduct business could be adversely affected. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
If we fail to comply with our obligations under license or technology agreements with third parties or are unable to license rights to use technologies on reasonable terms, we may be required to pay damages and could potentially lose license rights that are critical to our business.
We license certain intellectual property, including technologies, data, content and software from third parties, that is important to our business, and in the future, we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights and could prevent us from selling our products and services, or inhibit our ability to commercialize future products and services. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensed intellectual property rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights.
In the future, we may identify additional third-party intellectual property we may need to license in order to engage in our business. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more-established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our products and services. Such royalties are a component of the cost of our products or services and may affect the margins on our products and services. In addition, such licenses may be nonexclusive, which could give our competitors access to the same intellectual property licensed to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.
We may be subject to claims that we have wrongfully hired an employee from a competitor, or that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
Many of our employees, consultants and advisors, or individuals that may in the future serve as our employees, consultants and advisors, are currently or were previously employed at companies including our competitors or potential competitors. Although we try to ensure that our employees, consultants, independent contractors and advisors do not use the confidential or proprietary information, trade secrets or know-how of others in their work for us, we may be subject to claims that we have, inadvertently or otherwise, used or disclosed confidential or proprietary information, trade secrets or know-how of these third parties, or that our employees, consultants or, independent contractors or advisors have, inadvertently or otherwise, used or disclosed confidential information, trade secrets or know-how of such individual’s current or former employer. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, and whether or not such claims have merit, litigation could result in substantial cost and be a distraction to our management and employees. We cannot predict whether we would prevail in any such actions. Moreover, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit us from marketing or otherwise commercializing our offerings and technology. Claims that we, our employees, consultants or advisors have misappropriated the confidential or proprietary information, trade secrets or know-how of third parties could therefore have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our trade secrets, know-how and other proprietary and internally developed information, the value of our technology could be adversely affected.
We may not be able to protect our trade secrets, know-how and other internally developed information adequately. Although we use reasonable efforts to protect this internally developed information and technology, our employees, consultants and other parties (including independent contractors and companies with whom we conduct business) may unintentionally or willfully disclose our information or technology to competitors. Enforcing a claim that a third party illegally disclosed or obtained and is using any of our internally developed information or technology is difficult, expensive and time consuming, and the outcome is unpredictable. We rely, in part, on nondisclosure, confidentiality and assignment-of-invention agreements with our employees, independent contractors, consultants and companies with whom we conduct business to protect our trade secrets, know-how and other intellectual property rights and internally developed information. These agreements may not be self-executing, or they may be breached and we may not have adequate remedies for such breach. Moreover, third parties may independently develop similar or equivalent proprietary information or otherwise gain access to our trade secrets, know-how and other internally developed information. Additionally, as with other potential information security breaches, our trade secrets could also be compromised. Any of these events could materially and adversely affect our business, financial condition and results of operations.
Risks Related to Our Organizational Structure, our Class A Common Stock and this Offering
Our principal asset is our direct ownership interest in GDH LP . We are accordingly dependent upon distributions from GDH LP to pay dividends, if any, and taxes, make payments under the Tax Receivable Agreement and pay other expenses.
Our principal asset is our direct ownership of LP Units. See “Prospectus Summary—Corporate Structure.” GDI has no independent means of generating revenue. GDH LP is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, the taxable income of GDH LP is allocated to holders of LP Units, including GDI. Accordingly, GDI incurs U.S. federal income taxes on our allocable share of any net taxable income of GDH LP. It also incurs expenses related to its operations, and has obligations to make payments under the Tax Receivable Agreement. As the sole general partner of GDH LP, GDI intends to cause GDH LP to make distributions to the holders of LP Units in amounts sufficient to (i) cover all applicable taxes payable by GDI and the other holders of LP Units, (ii) allow it to make any payments required under the Tax Receivable Agreement, (iii) fund dividends to its stockholders in accordance with its dividend policy to the extent that its board of directors declares such dividends and (iv) pay its expenses. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for more information relating to our obligations under the Tax Receivable Agreement.
Deterioration in the financial conditions, earnings or cash flow of GDH LP and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that GDI needs funds and GDH LP is restricted from making such distributions to GDI under applicable law or regulation or as a result of covenants in its debt agreements or otherwise, GDI may not be able to obtain such funds on terms acceptable to it, or at all, and, as a result, could suffer a material adverse effect on its liquidity and financial condition.
We are controlled by our Founder, whose interests may be different from those of stockholders and may prevent new investors from influencing significant corporate decisions, including mergers, consolidations, or the sale of us or all or substantially all of our assets.
Immediately after this offering, our Founder will continue to own, indirectly through entities controlled by him, shares of our Class A common stock and Class B common stock entitling him to approximately 53.4% of our total voting power (or 52.2% of our total voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Accordingly, our Founder has the ability to substantially control Galaxy, including through the election of members of the board of directors. Where certain transactions require the approval of stockholders, though our Founder may not be able to unilaterally authorize the transaction he may be able to unilaterally block it. This concentration of ownership and voting power may also delay, defer or prevent an acquisition by a third party or other change of control of Galaxy and may make some transactions more difficult or impossible without the support of our Founder even if they are in the best interests of the stockholders. This could have the effect of discouraging transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over the then-current market price. Collectively, these considerations may have a negative effect on the price of our Class A common stock.
Our Founder’s interests may not be fully aligned with those of other holders of our Class A common stock which, given our Founder’s power and influence, could lead to actions that are not in the best interests of stockholders. For example, our Founder may have a different tax position from the Company and holders of our Class A common stock, especially in light of the existence of the Tax Receivable Agreement, which could influence decisions regarding whether and when we should dispose of assets or incur new, or refinance existing, indebtedness, or whether and when we should undergo certain changes of control for purposes of the Tax Receivable Agreement or terminate the Tax Receivable Agreement. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. Our Founder might also be motivated to take actions to retain his controlling stake in Galaxy at the expense of maximizing the overall value of Galaxy (and therefore the market price of our Class A common stock). Our Founder’s fiduciary duties may serve as a check on any such motivation, but holders of our Class A common stock cannot be assured that the potential divergence of our Founder’s interests and theirs might not hurt the market price of our Class A common stock.
In certain circumstances, GDH LP is required to make distributions to GDI and the other holders of LP Units, and the distributions that GDH LP may be required to make could be substantial.
Under the Amended LP Agreement (as defined herein), GDH LP is generally required from time to time to make pro rata distributions in cash to GDI and the other holders of LP Units at certain assumed tax rates in amounts that are intended to be sufficient to cover the U.S. federal income taxes on our and the other GDH LP limited partners’ respective allocable shares of the taxable income of GDH LP. The distributions GDH LP may be required to make could be substantial, including as a result of the future recognition of capital gains associated with contributions by GDH LP to qualified opportunity zones. As a result of (i) potential differences in the amount of net taxable income allocable to GDI and the other GDH LP limited partners, (ii) the lower income tax rate applicable to corporations than individuals and (iii) the use of an assumed tax rate (based on the income tax rate applicable to individuals, or, if higher, corporations) in calculating GDH LP’s distribution obligations, GDI may receive tax distributions significantly in excess of its tax liabilities and obligations to make payments under the Tax Receivable Agreement. GDI’s board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, dividends, repurchases of its Class A common stock, or purchases of additional LP Units (either of which may be accompanied by a pro rata adjustment to the number of LP Units held by the other GDH LP limited partners in order to preserve the intended one-to-one correspondence between LP Units held by us and outstanding shares of our Class A common stock), the payment of obligations under the Tax Receivable Agreement and the payment of other expenses. GDI has no obligation to distribute such cash (or other available cash other than any declared dividend) to its stockholders. No adjustments to the redemption or exchange ratio of LP Units for shares of Class A common stock will be made as a result of either (i) any cash distribution by GDI or (ii) any cash that GDI retains and does not distribute to its stockholders. To the extent that GDI does not distribute such excess cash as dividends on its Class A common stock and instead, for example, hold such cash balances or lend them to GDH LP, holders of LP Units would benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following a redemption or exchange of their LP Units. See “Certain Relationships and Related Party Transactions—Amended and Restated GDH LP Agreement.”
The market price and trading volume of our Class A common stock may be volatile. Market volatility may affect the value of an investment in our Class A common stock and could subject us to litigation.
The market price and trading volume of our Class A common stock may be volatile and will likely continue to be subject to significant fluctuations in response to, among other factors: developments in the industries in which we operate; market fluctuations in digital assets generally or changes in the underlying values and trading volumes of the digital assets that we hold or trade; our financial performance and prospects or changes in the financial performance and prospects of companies engaged in businesses that are similar to our businesses; changes in laws or regulations, including tax laws, or new interpretations or applications of laws and regulations, that are applicable to our businesses; sales of our Class A common stock by our existing stockholders, including Class A common stock issued upon redemption or exchange of any LP Units; general economic trends and other external factors, including those resulting from war, incidents of terrorism or responses to such events; speculation in the press or investment community regarding our or our business or investments, or factors or events that may directly or indirectly affect our businesses or investments; and further issuances of our Class A common stock or LP Units.
The price of our Class A common stock also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:
•the number of shares of our Class A common stock publicly owned and available for trading;
•overall performance of the equity markets or publicly-listed financial services and technology companies;
•our actual or anticipated operating performance and the operating performance of our competitors;
•changes in the projected operational and financial results we provide to the public or our failure to meet those projections;
•failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;
•any major change in our board of directors, management, or key personnel;
•if we issue additional shares of capital stock, including in the form of blockchain tokens, in connection with customer reward or loyalty programs;
•rumors and market speculation involving us or other companies in our industry;
•announcements by us or our competitors of significant innovations, new products, services, features, integrations or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments;
•changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business;
•litigation or other proceedings involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;
•the global political, economic, and macroeconomic climate; and
•other events or factors, including those resulting from pandemic, war, incidents of terrorism, or responses to these events.
In recent years, stock markets have experienced significant price and volume fluctuations, which have had a significant impact on the market price of securities issued by many companies, irrespective of the operating performance of the affected companies. Moreover, the prices of the digital assets that we hold or trade have historically been, and will likely continue to be, highly volatile. Accordingly, the price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with us or our operating performance, which could materially and adversely affect the value of any investment in our Class A common stock. As a result of these fluctuations, you could lose all or part of your investment and may not be able to sell the shares you purchase in this offering at or above the offering price.
In addition, in the past, following periods of market volatility, shareholders have instituted securities class action litigation against various issuers. If we were to become involved in such securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation, which may adversely affect the market price of our Class A common stock and our business, financial condition and results of operation.
Moreover, the market price and trading volume of our Class A common stock may be subject to even greater volatility due to the recent listing of our Class A common stock on Nasdaq. Prior to the consummation of the Reorganization Transactions, GDHL was limited in its ability to offer its ordinary shares to U.S. investors or to avail itself of the U.S. capital markets. Our consummation of the Reorganization Transactions and subsequent listing on Nasdaq has enabled individual investors, retail investors and others who may have not previously been permitted to trade in GDHL’s ordinary shares to trade in our Class A common stock. These factors could cause volatility in the market price of our Class A common stock and an unsustainable market price if, for example, institutional investors believe our Class A common stock is worth less than retail investors, in which case the price of our Class A common stock may fluctuate and/or decline over time. Further, if the public price of our Class A common stock is above the level that investors determine is reasonable for our Class A common stock, some investors may attempt to short our Class A common stock, which would create additional downward pressure on the public price of our Class A common stock. Moreover, to the extent that there is a lack of consumer awareness among retail investors, or there is insufficient demand for our Class A common stock among U.S. investors more generally, such events could reduce the market price of our Class A common stock and cause volatility in the market price of our Class A common stock.
Additionally, our Class A common stock has been trading on Nasdaq for a limited period of time, and there can be no assurance that an active trading market for our Class A common stock will develop or be maintained. The lack of a liquid market for our Class A common stock could also result from the relatively small percentage of our Class A common stock that is beneficially owned by public shareholders and available for trading, with a relatively large percentage of our Class A common stock beneficially owned by holders of LP Units (and therefore not available for trading absent the redemption or exchange of such LP Units). If an active market does not develop or is not maintained, you may have difficulty selling any shares of our Class A common stock that you own. An inactive market may also impair our ability to raise capital by selling shares of our Class A common stock and may impair our ability to acquire or make investments in companies, products or technologies for which we may issue equity securities to pay for such acquisition or investment. In the absence of an active trading market relatively small sales may result in a significant negative effect on the price of our Class A common stock.
Changes in law could cause our Class A common stock to be de-listed from the TSX or Nasdaq or cause us to undergo costly restructuring, liquidation or sale. Further, we may need or want to raise additional capital, but we may be unable to do so due to changes in law, regulation or interpretation.
Apart from the numerous material legal and regulatory risks to us described elsewhere in this section, we could be adversely affected by changes in law, regulation, interpretation of such law or regulation or regulator or exchange discretion. Such changes are difficult to predict but could conceivably lead to a cease-trade or the de-listing of our Class A common stock, the inability to list our Class A common stock in other jurisdictions or a costly restructuring or even liquidation of Galaxy.
If, whether by reason of changes in law, regulation or interpretation, or by reason of our or our conduct, we became unable to sell securities to investors in particular jurisdictions, the liquidity and market price of our Class A common stock would be negatively impacted, which would make it more difficult for us to sell additional Class A common stock or otherwise raise capital. Such difficulties could lead to our bankruptcy or insolvency, which may lead to material or complete losses for holders of Class A common stock.
The market price of our Class A common stock may be subject to downward pressure due to redemptions or exchanges of LP Units for shares of Class A common stock, exercises of outstanding options, exchanges of Exchangeable Notes or from additional issuances of our Class A common stock.
The majority of the economic interest in GDH LP remains represented by LP Units and each GDH LP limited partner may redeem all or a portion of their LP Units for newly issued shares of Class A common stock (or, if we elect, cash of equivalent value) on a one-for-one basis with the number of LP Units redeemed. At our option, we may also effect a direct exchange of such LP Units for shares of Class A common stock (or, if we elect, cash of equivalent value). Upon any such redemption or exchange, shares of Class B common stock held by GDH LP limited partners will be cancelled on a one-for-one basis with every LP Unit redeemed or exchanged. As and to the extent LP Units are redeemed or exchanged for newly issued shares of Class A common stock, the economic interest of then-current holders of our Class A common stock will decrease proportionately (though the direct economic interest of the Company in GDH LP will increase proportionately). Such redemptions or exchanges would increase the market supply of Class A common stock, which could lead to a decrease in the market price of Class A common stock, especially since it is foreseeable that many redemptions or exchanges may closely precede sales, and could result in significant dilution for holder of our Class A common stock.
In addition, as of May 23, 2025, we had outstanding options to acquire 23,238,523 shares of our Class A common stock (12,625,066 of which were vested). The exercise of such options will result in a dilution of the value of a stockholder’s interests in our Class A common stock.
Furthermore, GDH LP issued $500 million aggregate principal amount of 3.00% Exchangeable Senior Notes due 2026 (the “2026 Exchangeable Notes”) on December 9, 2021 and $402.5 million aggregate principal amount of 2.500% Exchangeable Senior Notes due 2029 (the “2029 Exchangeable Notes” and, together with the 2026 Exchangeable Notes, the “Exchangeable Notes”) on November 25, 2024. From time to time and subject to the terms of the indentures governing the Exchangeable Notes, the Exchangeable Notes are exchangeable for shares of our Class A common stock at the option of the holders thereof. The maximum number of shares of our Class A common stock issuable upon the exchange of all outstanding 2026 Exchangeable Notes and all 2029 Exchangeable Notes is approximately 42.2 million, subject to certain adjustments as set forth in the indentures. On or after September 15, 2026 and prior to the close of business on the second scheduled trading day immediately preceding their maturity date, holders may exchange their 2026 Exchangeable Notes, in multiples of $250,000 principal amount, at their option at any time. On or after September 1, 2029, and prior to the close of business on the second scheduled trading day immediately preceding their maturity date, holders may exchange their 2029 Exchangeable Notes, in multiples of $250,000 principal amount, at their option at any time. Holders may exchange their 2026 Exchangeable Notes and 2029 Exchangeable Notes prior to the close of business on the business day immediately preceding September 15, 2026 and September 1, 2029, respectively, only under certain circumstances. As of March 31, 2025, there was $847.5 million in principal outstanding of the Exchangeable Notes. See “Description of Capital Stock” for additional information. The exchange of the Exchangeable Notes will result in a dilution of the value of a stockholder’s interests in our Class A common stock. Similarly, if we issue additional shares of Class A common stock, in addition to the shares issued in this offering, then-current holders of Class A common stock will be diluted. The potential for the issuance of additional shares of our Class A common stock could have an adverse effect on the market price of our Class A common stock.
Substantial future sales of shares of our Class A common stock in the public market could cause the market price of our Class A common stock to fall.
Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that these sales might occur, could adversely affect the market price of our Class A common stock and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. If GDH LP limited partners or any holders of our Class A common stock (or LP Units that are redeemable or exchangeable for our Class A common stock) sell, or indicate an intention to sell, substantial amounts of our Class A common stock in the public market after any legal restrictions on resale lapse, the market price of our Class A common stock could substantially decline. Immediately after this offering, our Founder will continue to own, indirectly through entities controlled by him, shares of our Class A common stock and Class B common stock entitling him to approximately 53.4% of our total voting power (or 52.2% of our total voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock). If our Founder alone were to sell a substantial portion of the shares he beneficially owns, it could cause the market price of our Class A common stock to decline.
Immediately following the consummation of the Reorganization Transactions, all shares of our Class A common stock into which the ordinary shares of GDHL converted by operation of law became freely tradable in the public market without restriction or further registration under the Securities Act, other than shares held by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”).

The remaining outstanding shares of Class A common stock (as well as any additional shares of our Class A common stock issuable (i) upon redemption or exchange of outstanding LP Units held by GDH LP limited partners or (ii) upon the exchange of outstanding Exchangeable Notes by the holders thereof) are, unless covered by a registration statement on Form S-8 or otherwise registered under the Securities Act, and shares of Class A common stock underlying outstanding RSUs or subject to outstanding stock options will be on issuance, deemed to be “restricted securities” as defined in Rule 144. We have filed an immediately effective registration statement on Form S-8 under the Securities Act covering all shares of Class A common stock subject to stock options outstanding and reserved for issuance under our equity incentive plans. The shares covered by this registration statement are eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates. We have also filed a resale registration statement on Form S-1 in respect of 245,062,407 shares of Class A common stock issuable upon redemption or exchange of outstanding LP Units and upon the exchange of outstanding Exchangeable Notes. Upon effectiveness of such resale registration statement, all shares of our Class A common stock covered by such registration statement, which, assuming the exchange of all outstanding LP Units and Exchangeable Notes for shares of our Class A common stock registered thereunder, represent approximately 59.5% of our issued and outstanding shares of Class A common stock after this offering (or 58.8% if the underwriters exercise in full their option to purchase additional shares of Class A common stock), will be eligible for sale in the public markets, subject to certain lock-up agreements described in the section “Underwriting” in this prospectus.
We, our directors, executive officers and GGI have entered into lock-up agreements with the underwriters that will, subject to certain exceptions and unless otherwise consented to by    Goldman Sachs & Co. LLC, restrict the sale of the shares of our Class A common stock and certain other securities for 60 or 90 days, as applicable, following the date of this prospectus. See “Underwriting.” Upon the expiration of such lock-up agreements (or early release, as applicable), all of such shares will be eligible for resale in the public market, subject to compliance with applicable federal securities laws.
In the future, we may issue additional shares of Class A common stock or other equity or debt securities convertible into or exercisable or exchangeable for shares of our Class A common stock in connection with a financing, strategic investment, litigation settlement or employee arrangement or otherwise. See “Shares Available for Future Sale” for more information.
If such shares of our Class A common stock are sold, or if it is perceived that they will be sold in the public market, the market price of our Class A common stock could decline.
We are, and expect to be following this offering, a “controlled company” within the meaning of the Nasdaq rules and, as a result, qualify for, and could elect to rely on, exemptions from certain corporate governance requirements.
Our Founder beneficially owns, and following this offering will continue to own, more than 50% of the combined voting power for the election of members of our board of directors. As a result, we are and will continue to be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements.
Although we do not currently rely on such exemptions, we may elect to avail ourselves of exemptions from the Nasdaq standards that may enable us not to comply with certain Nasdaq corporate governance requirements in the future, subject to any such election being approved by a majority of the independent directors on our board of directors at such time. To the extent we elect to rely on any exemptions from the Nasdaq standards provided to “controlled companies,” you will not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq’s corporate governance requirements. See “Management—Board of Directors—Controlled Company Exemption.”

If we are deemed to be an investment company under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
Under Sections 3(a)(1)(A) and (C) of the Investment Company Act, a company generally will be deemed to be an “investment company” for purposes of the Investment Company Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.
We do not believe that we are an “investment company,” as such term is defined in either of those sections of the Investment Company Act. As the sole general partner of GDH LP, we control and operate GDH LP. On that basis, we believe that our interest in GDH LP is not an “investment security” as that term is used in the Investment Company Act. However, if we were to cease participation in the management of GDH LP, our interest in GDH LP could be deemed an “investment security” for purposes of the Investment Company Act. We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act or otherwise conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act. In order to ensure that we are not deemed to be an investment company, we may be limited in the assets that we may continue to own and, further, may need to dispose of or acquire certain assets at such times or on such terms as may be less favorable to us than in the absence of such requirement.
For example, certain of our venture investments may be considered investment securities and we might be required to dispose of one or more of them, or to limit the extent of our venture investments business (such as by foregoing otherwise attractive balance sheet venture investment opportunities), in order not to become an investment company. Further, certain of our operating subsidiaries rely on specific exemptions from the Investment Company Act to operate their businesses. In particular, we operate our digital asset financing business so as to comply with the exemption under Section 3(c)(2) of the Investment Company Act for businesses primarily engaged in, among other things, acting as a market intermediary with respect to financial contracts relating to commodities or currencies. If our digital asset financing business was to fail to comply with this exemption, it could result in our being unable to conduct such business and it could also cause us to be deemed an investment company as our own status under the Investment Company Act depends in part on that of our operating subsidiaries that conduct our businesses. If anything were to happen which would cause us to be deemed to be an investment company under the Investment Company Act (such as the classification of digital assets held by us as securities for purposes of the Investment Company Act, or significant changes in the value of our investments or other assets), the requirements imposed by the Investment Company Act could make it impractical for us to continue our business as currently conducted, which would materially adversely affect our business, financial condition and results of operations. In addition, if we were to become inadvertently subject to the Investment Company Act, any violation of the Investment Company Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts could be deemed unenforceable.
In addition, if anything were to happen which would cause us to be deemed to be an investment company under the Investment Company Act, it will become more difficult and costly for us to comply with the applicable requirements of the securities legislation and regulations thereunder of each province and territory of Canada (“Canadian Securities Laws”).
Our stockholders will generally not benefit from protections of investment company statutes in various jurisdictions, and may suffer from the restrictions that such statutes place on the liquidity of our Class A common stock and on our fundraising, businesses or other activities.
We are not an investment fund and do not intend to operate as an investment fund in the future. Nonetheless, it is possible that we may effectively be classified as the equivalent of a commodity pool (to the extent that digital assets are deemed to fall within the definition or a “commodity interest” under the Commodity Exchange Act) or an investment fund under the investment company laws of various jurisdictions, including the European Union Alternative Investment Fund Managers Directive.

Our business is designed to comply with exemptions from the application of such laws, which means that holders of Class A common stock do not and will not benefit from the investor protections provided by such laws. At the same time, we may be constrained by such laws from raising additional capital in certain jurisdictions, to the potential detriment of the value and liquidity of Class A common stock, and we may be restricted or precluded from operating in certain jurisdictions without additional financial registrations or licenses that we do not currently have.
Furthermore, if, whether by reason of changes in law, regulation or interpretation or by reason of our conduct, we no longer qualify for applicable exemptions from commodity pool or investment company laws, the results may materially adversely affect us and could lead to our liquidation or sale, which may lead to material or complete losses for holders of Class A common stock.
We will be required to indemnify our directors and certain officers or other agents against a wide range of potential liabilities and these indemnification obligations could be material.
Our organizational documents provide for customarily broad rights of indemnification for our directors, officers, employees and certain other agents to the fullest extent authorized by the DGCL. The organizational documents also provide for the possibility of advancement of expenses to such indemnified persons. In addition, we have entered into indemnification agreements with our directors and officers. While rights of indemnification are typically viewed as a key protection and inducement for indemnified persons to serve in senior roles in which they may be exposed to liability, indemnification payments and advancement of expenses may be material and may have an adverse effect on us. Furthermore, indemnified persons may be subject to derivative or other similar claims brought by the stockholders or us, which claims would generally be expected to be covered by rights of indemnification and, potentially, advancement of expenses. In certain circumstances, subject to applicable laws in the relevant jurisdictions, indemnified persons may be entitled to indemnification even if their liabilities arose from their own negligence or unlawful conduct. We have incurred, and are expected to continue to incur, significant expense to procure directors and officers liability insurance that both supports our potential indemnification obligations and, in some cases, provides indemnified persons with additional protection beyond the scope of these obligations. If we are unable to maintain adequate insurance, there could be adverse consequences. See “Management—Indemnification of Officers and Directors” for further information.
We are required to pay GDH LP limited partners who redeem or exchange LP Units for shares of Class A common stock for certain tax benefits that we may claim, and the amounts that we may pay could be material.
We are party to the Tax Receivable Agreement with the TRA Parties that provides for the payment by us to the TRA Parties of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in GDH LP’s assets resulting from redemptions or exchanges by those holders of LP Units for shares of Class A common stock in accordance with the terms of the LP Units and payments made under the Tax Receivable Agreement, and (ii) deductions in respect of interest with respect to payments made under the Tax Receivable Agreement, as and when such tax benefits are realized. We are required to make similar payments to GDH LP limited partners who previously exchanged their partnership interests in GDH LP for GDHL ordinary shares. The payment obligations under the Tax Receivable Agreement are our obligations and are not the obligations of GDH LP.
The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, varies depending upon a number of factors, including the timing of redemptions or exchanges by the TRA Parties, the price of Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income that we generate in the future, the tax rate then applicable and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest. The payments that we will be required to make under the Tax Receivable Agreement could be material. The payments are not conditioned upon the other TRA Parties’ continued ownership of Class A common stock.
Payments under the Tax Receivable Agreement are based on the tax reporting positions we determine, and the IRS or another tax authority may challenge all or a part of the tax basis increases, or other tax attributes subject to the Tax Receivable Agreement, and a court could sustain such challenge. Further, the parties to the Tax Receivable Agreement will not reimburse us for any payments previously made if such tax attributes are subsequently disallowed, except that any excess payments made to a TRA Party will be netted against future payments otherwise to be made to such TRA Party under the Tax Receivable Agreement, if any, after our determination of such excess. In addition, upon the occurrence of certain changes of control, the actual U.S. federal, state, local and/or non-U.S. tax savings we may realize may be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on the U.S. federal, state, local and/or non-U.S. tax rates in effect on the date of the change of control and certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax basis increases and other tax attributes subject to the Tax Receivable Agreement. In both such circumstances, we could make payments to the TRA Parties that are greater than our actual cash tax savings and we may not be able to recoup those payments, which could negatively impact our liquidity. The Tax Receivable Agreement provides that (1) in the event that we breach any of our material obligations under the Tax Receivable Agreement or (2) if, at any time, we elect an early termination of the Tax Receivable Agreement, our obligations under the Tax Receivable Agreement (with respect to all LP Units, whether or not LP Units have been redeemed or exchanged before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax basis increases and other tax attributes subject to the Tax Receivable Agreement. The change of control provisions in the Tax Receivable Agreement may result in situations where GDH LP limited partners have interests that differ from or are in addition to those of our other stockholders.
Finally, our ability to make payments under the Tax Receivable Agreement depends on the ability of GDH LP to make distributions to us. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid. Non-payment may in certain circumstances constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.
The holding of, or trading in, our Class A common stock may be, or become, illegal in certain countries or other jurisdictions.
One or more countries or jurisdictions, including but not limited to China, Russia, South Korea, the United States and Canada, may take regulatory actions now or in the future that severely restrict the right to acquire, own, hold, sell or use digital assets. Such actions or restrictions may also result in the restriction of holding or trading in our Class A common stock or cause the price of any affected digital asset to decrease, possibly substantially. Such actions or restrictions would likely materially and adversely affect the effectiveness of our investment and trading strategies, the value of our assets and the value of any investment in us. Stockholders are urged to consult legal advisors in their own relevant jurisdictions with respect to the current and prospective lawfulness of their purchasing, holding or selling our Class A common stock.
We do not anticipate paying any cash dividends in the foreseeable future.
We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the development and growth of our business. Accordingly, we do not currently intend to pay any cash dividends to holders of our Class A common stock for the foreseeable future. As a result, capital appreciation in the price of our Class A common stock, if any, will be your only source of gain on an investment in our Class A common stock. See “Dividend Policy.”
However, under the Amended LP Agreement, GDH LP is generally required from time to time to make pro rata distributions in cash to us and the other holders of LP Units at certain assumed tax rates in amounts that could be significant. See “—In certain circumstances, GDH LP is required to make distributions to us and the other holders of LP Units, and the distributions that GDH LP may be required to make could be substantial” and “Dividend Policy.”
If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, or if there is any fluctuation in our credit rating, the price of our Class A common stock price and trading volume could decline.
The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. If securities or industry analysts drop coverage of our company or fail to commence coverage of us, the market price of our shares would likely be negatively impacted. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our Class A common stock could decline. If one or more of these analysts stops covering us or fails to publish reports on us regularly, we could lose visibility in the market, which, in turn, could cause our stock price or trading volume to decline.
Additionally, any fluctuation in the credit rating of us or our subsidiaries may impact our ability to access debt markets in the future or increase our cost of future debt, which could have a material adverse effect on our operations and financial condition, which in return may adversely affect the market price of shares of our Class A common stock.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively, which could affect our results of operations and cause our stock price to decline.
Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the “Use of Proceeds” section of this prospectus and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Our management could spend the net proceeds from this offering in ways that do not improve our results of operations or enhance the value of our Class A common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our Class A common stock to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
Risks Related to Financial Reporting and Accounting
The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.
The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (the “FASB”) and the SEC, and recent actions and public comments from the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subjected to heightened scrutiny by regulators and the public. Further, there have been limited precedents for the financial accounting of digital assets and related valuation and revenue recognition, and while the SEC has issued certain staff interpretations regarding the accounting of certain digital asset transactions, there remains significant uncertainty on how companies can account for digital assets transactions, digital assets, and related revenue. For example in December 2023, FASB adopted an accounting standards update which requires certain digital assets to be reported at fair value; however, this update excludes a material portion of digital assets with which we transact. Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and/or recast our financial statements and could impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, and financial condition.
Our historical financial statements do not reflect the full extent of the potential variability in earnings that we may experience in the future relating to digital asset holdings.
The prices of digital assets have historically been subject to dramatic price fluctuations and are highly volatile. While we adopted ASU 2023-08 in fiscal year 2023, which requires us to measure a significant portion of our digital assets at fair value, we still have a material amount of digital assets that are measured at the lower of cost or impaired value basis. We determine the fair value of the majority of our digital assets based on quoted (unadjusted) prices on the active digital asset trading platform that we have determined is our principal market for such digital asset. We perform an analysis each quarter to identify whether events or changes in circumstances, principally decreases in the quoted (unadjusted) prices on the active digital asset trading platform, indicate that it is more likely than not that certain of our digital assets are impaired. In determining if an impairment has occurred, we consider the lowest price of one such digital asset quoted on the active digital asset trading platform at any time since acquiring the specific digital asset held. If the carrying value of any such digital asset exceeds that lowest price at any time during the quarter, an impairment loss is deemed to have occurred with respect to that digital asset in the amount equal to the difference between its carrying value and such lowest price, and subsequent increases in the price of such digital asset will not affect the carrying value of our holdings of such digital asset. Such increases in the price of digital assets are not recorded until realized upon sale. In determining the gross profit to be recognized upon sale, we calculate the difference between the sale price and carrying value of the specific digital asset sold immediately prior to sale.
As a result, any decrease in the fair value of certain digital assets below our carrying value for such assets at any time since their acquisition requires us to incur an impairment charge, and such charge could be material to our financial results for the applicable reporting period, which may create significant volatility in our reported earnings and decrease the carrying value of our digital assets, which in turn could have a material adverse effect on the market price of our Class A common stock.
We may sell or purchase additional digital assets in future periods and correspondingly decrease or increase our overall holdings of digital assets, and the proportion of our total assets represented by digital asset holdings may increase in the future. As a result, volatility in our earnings in future periods may be significantly more than what we experienced in prior periods.
We are exposed to losses due to lack of perfect information. Valuation involves significant risks and uncertainties, including the fact that methodologies involve subjective judgments.
As a trader in digital assets, we will trade in a variety of assets with a number of different counterparties on both an anonymous and disclosed basis. We may at times trade with others who have information that is more accurate or complete than ours, and as a result we may accumulate unfavorable positions at unfavorable prices preceding large price movements in a given instrument. If the frequency or magnitude of these events increases, our losses would likely increase correspondingly, which could have a material and adverse effect on the effectiveness of our investment or trading strategies and on any investment in us.
Digital assets, including but not limited to, bitcoin, can fluctuate dramatically in value and can lose a material portion of their value in a short period of time. There can be no assurance as to the value of our portfolio as of any date in the future. Any future valuation could diverge from previous estimates as a result of market fluctuations or additional third-party valuations of underlying assets using different and potentially inconsistent methods, financial reporting requirements under U.S. GAAP or other factors.
For the purposes of U.S. GAAP-compliant financial reporting, our assets and liabilities are valued in accordance with GAAP. Accordingly, we are required to follow a specific framework for measuring the fair value of our assets and liabilities and, in our audited financial statements, to provide certain disclosures regarding the use of fair value measurements.
The fair value measurement accounting guidance establishes a hierarchical disclosure framework that ranks the observability of market inputs used in measuring assets and liabilities at fair value. The observability of inputs depends on a number of factors, including the type of asset or liability, the characteristics specific to the asset or liability and the state of the marketplace, including the existence and transparency of transactions between market participants. Assets and liabilities with readily quoted prices, or for which fair value can be measured from quoted prices in active markets, generally will have a high degree of market price observability and less judgment applied in determining fair value.
We hold certain assets, such as privately placed equity, debt, warrants or options, digital asset receivables and certain restricted digital assets, that will not have readily assessable market values. In such instances, we will determine the fair value of such assets based on various factors. In connection with assets for which no external pricing information is available, we may rely on internal pricing models or third-party valuation agents. Such valuations may vary from similar valuations performed by other independent third parties for similar types of assets. The valuation of illiquid assets is inherently subjective and subject to increased risk that the information used to value the asset or to create the price models may be inaccurate or subject to other error. Inaccurate valuations may, among other things, hinder us from effectively managing our investment portfolios and risks.

The value of our portfolio may also be affected by changes in accounting standards, policies or practices. From time to time, we will be required to adopt new or revised accounting standards or guidance. It is possible that future accounting standards that we are required to adopt could materially change the valuation of our assets and liabilities.
Because of a wide variety of market factors and the nature of assets held by us, there is no guarantee that the value determined by us or a third-party valuation agent will represent the value that will be realized by us on the eventual disposition of the asset or that would, in fact, be realized upon an immediate disposition of the asset. Moreover, the valuations to be performed by us or a third-party valuation agent are inherently different from the valuation of our assets that would be performed if we were forced to liquidate all or a significant portion of our assets, which liquidation valuation could be materially lower.
Changes in, or the development of guidance relating to, accounting standards governing the preparation of our financial statements and future events could have a material impact on our reported financial condition, results of operations, cash flows and other financial data.
Preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based upon assumptions about future economic and market conditions which affect reported amounts and related disclosures in our financial statements. If subsequent events occur that are materially different than the assumptions and estimates we used, our reported financial condition, results of operation and cash flows may be materially negatively impacted.
We may supplement our U.S. GAAP financial statements from time to time with certain non-GAAP measures. However, such non-GAAP measures are not a replacement for our GAAP results, and are subject to important additional risks and uncertainties, including the fact that such non-GAAP measures would not be audited or reviewed by our independent registered accounting firm. The accounting for, and audit standards relating to, digital assets remain subject to further guidance. To the extent that such guidance imposes obligations on audit firms that they are not able to meet with respect to the review of digital assets, we could have difficulty in obtaining an audit opinion, filing audited financial statements in a timely manner or obtaining an unqualified opinion.
Further, from time to time, regulators change the financial accounting and reporting standards governing the preparation of our financial statements or the interpretation of those standards. These changes are difficult to predict and can materially impact how we record and report our financial condition, results of operations, cash flows and other financial data. In some cases, we may be required to apply a new or revised standard retroactively or to apply an existing standard differently, also retroactively, in each case potentially resulting in a change to prior period financial statements and related disclosures, which could have a material adverse effect on the market price of our Class A common stock.
Our internal control over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to its effectiveness, which could have a significant and adverse effect on our business and reputation.
We are not currently required to publish a formal assessment of the effectiveness of our internal control over financial reporting under the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and will not be required to do so until we file our second annual report on Form 10-K, and our independent auditors will be required to issue an attestation report on the effectiveness of our internal control over financial reporting when we file our second report on Form 10-K. We may incur significant expenses and devote substantial management effort in the process of ensuring compliance with the attestation requirements of the Sarbanes-Oxley Act.
When evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Further, any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business or cause us to fail to meet our reporting obligations on a timely basis and may result in material misstatements in our consolidated financial statements. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent auditors may issue an adverse opinion due to ineffective internal control over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal controls system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.
Risks Related to Being a U.S. Public Company
We face challenges, increased costs and administrative responsibilities as a newly listed U.S. company, and management devotes substantial time to related compliance initiatives.
We incur significant levels of legal, accounting and other expenses in respect of our status as a publicly listed company in Canada and in the United States. Canadian Securities Law, together with the listing requirements of the TSX impose significant requirements relating to disclosure controls and procedures and internal control over financial reporting. Following the consummation of the Reorganization Transactions, our Class A common stock became registered under the Exchange Act, and we are now required to comply with, and incur the associated costs of compliance with, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations implemented by the SEC. In addition, we also need to comply with the rules and regulations of the Nasdaq. The expenses incurred by U.S. public companies generally for reporting and corporate governance purposes have been increasing. Compliance with these rules and regulations has increased our legal and financial compliance costs, has required us to hire additional personnel, and has made some activities more time consuming and costly. Our management has devoted, and will continue to devote, a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers.
As a result of our increased compliance obligations as a newly listed U.S. company, we have needed, and will continue needing, to:
•institute a more comprehensive compliance framework;
•update, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of Sarbanes-Oxley and the related rules and regulations of the SEC, as and when such requirements, rules and regulations become applicable to us;
•prepare and distribute periodic public reports in compliance with our obligations under the U.S. federal securities laws;
•revise our existing internal policies, such as those relating to disclosure controls and procedures and insider trading;
•comply with SEC rules and guidelines requiring registrants to provide their financial statements in interactive data format using eXtensible Business Reporting Language;
•involve and retain to a greater degree outside counsel and accountants in the above activities; and
•enhance our investor relations function.
In addition, as a company in the digital assets industry, we may experience higher-than-anticipated operating expenses as well as higher independent auditor and consulting fees and may need to hire additional qualified personnel to continue to satisfy these public-company requirements. We are required to expend considerable time and resources with respect to our compliance with public company regulations, and we will continue to incur significant expenses. If we are unable to satisfy our obligations as a public company, we could be subject to de-listing of our Class A common stock on Nasdaq and/or the TSX, fines, sanctions or other detrimental regulatory actions or civil litigation.
Our management team has limited experience managing a U.S. public company and some members of senior management are new to our company and our industry. Our business could be adversely affected if our management team is not successfully integrated or does not execute our business plan and developmental strategies.
Our management team has limited experience managing a U.S. publicly traded company, interacting with U.S. public company investors, and complying with the increasingly complex laws pertaining to U.S. public companies. Our management team may not successfully or efficiently manage our transition to being a U.S. public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. We remain listed on the TSX, and we expect to continue to be subject to certain Canadian Securities Laws requiring us to file reports and other information on SEDAR for the foreseeable future, and are therefore subject to multiple, additional, and at times, competing, governance and reporting obligations. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, operating results, and financial condition.
Further, some members of our management team have recently joined our company and will need to be successfully integrated in order to effectively execute our business plan and developmental strategies. Our management team therefore has limited historical experience with our clients, our business and our industry and the process of transitioning our new members into our business is complex and time consuming. This may impact our ability to collectively respond to issues in a quick and efficient manner. If our management team is unable to develop a business strategy that can be executed in a successful manner, it could materially adversely impact business and our revenue.
Certain statutory provisions generally afforded to stockholders of a Delaware corporation are not applicable to us.
Certain statutory provisions generally afforded to stockholders of a Delaware corporation are not applicable to us. For example, our amended and restated certificate of incorporation, or our certificate of incorporation, contains a provision renouncing our interest and expectancy in certain corporate opportunities, such that any members of the board of directors who are not also employees of the Company, GDH LP or any of their respective subsidiaries do not have any duty to refrain from engaging in the same or similar business activities or lines of business as us. Our certificate of incorporation provides that, to the fullest extent permitted by applicable law, we renounce our right to certain business opportunities, and that any such member of our board of directors has no duty to communicate or offer such business opportunity to us and is not liable to us or any of our stockholders for breach of any fiduciary or other duty under statutory or common law, as a director, officer or controlling stockholder, or otherwise, by reason of the fact that any such individual pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to us. Our organizational documents waive any corporate opportunity doctrine and similar claims against any non-employee directors (other than to the extent any corporate opportunity is offered to a non-employee director in his or her capacity as a director).
In addition, pursuant to our certificate of incorporation, we have opted out of Section 203 of the DGCL with respect to certain existing shareholders (including our Founder), which prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an “interested stockholder” (as defined in Section 203 of the DGCL) for a period of three years after the interested stockholder became such unless such transaction fits within an applicable exemption, such as board approval of the business combination or the transaction in which resulted in such stockholder becoming an interested stockholder. Therefore, our Founder is able to transfer control of us to a third party by transferring his shares of our common stock (subject to certain restrictions and limitations), which would not require the approval of our board of directors or our other stockholders.

Further, pursuant to the director nomination agreement with GGI (the “Director Nomination Agreement”), GGI has the right to nominate one director to our board of directors for so long as GGI continues to beneficially own at least 25% of our Class A common stock. This right will be deemed to have been exercised for so long as our Founder remains on our board of directors. As the sole owner of GGI, our Founder is able to designate himself or another nominee for election to our board of directors; provided that the right of any director designated by our Founder to serve on a committee is subject to applicable laws and Nasdaq independence rules.
See “Description of Capital Stock” for more information regarding our organizational documents and “Certain Relationships and Related Party Transactions—Director Nomination Agreement” for more information regarding the Director Nomination Agreement.
Provisions in our organizational documents and Delaware law, and certain rules imposed by regulatory authorities, might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the market price of our Class A common stock.
Our organizational documents contain provisions that could depress the market price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions include:
•the ability of our board of directors to amend our amended and restated bylaws (our “Bylaws”) which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend our Bylaws to facilitate an unsolicited takeover attempt;
•that, subject to the rights granted pursuant to the Director Nomination Agreement (as defined herein), vacancies and newly created directorships may be filled only by the remaining directors;
•the ability of our board of directors to prevent the transfer of capital stock, or the exercise of rights with respect to our common stock, if the effect of such transfer or exercise of rights would result in a stockholder holding more than 9.9% of the total voting power of our common stock on a fully diluted basis;
•the limitation of the liability of, and the indemnification of, Galaxy’s directors and officers;
•controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;
•advance notice procedures with which stockholders must comply to nominate candidates to the our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or extraordinary general meetings of stockholders and delay changes in our board of directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us; and
•require super majority approvals to remove the protective provisions in our Organization Documents listed above or to amend our Bylaws.
Such provisions could impede any merger, consolidation, takeover or other business combination involving our company or any of our subsidiaries or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us or our subsidiaries. See the section entitled “Description of Capital Stock—Certain Certificate of Incorporation, Bylaws and Statutory Provisions—Anti-Takeover Effects of our Organizational Documents and Certain Provisions of Delaware Law.”
In addition, a third party attempting to acquire us or a substantial position in our common stock may be delayed or ultimately prevented from doing so by change in ownership or control regulations to which our regulated broker-dealer subsidiary is subject. FINRA Rule 1017 generally provides that FINRA approval must be obtained in connection with any transaction resulting in a single person or entity owning, directly or indirectly, 25% or more of a member firm’s equity and would include a change of control of a parent company. The foregoing and any other applicable regulations relating to changes in control of us or our regulated subsidiaries could further have the effect of delaying or deterring a change in control of us.

Our certificate of incorporation designates a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between the Company and its stockholders, and the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act or the Exchange Act, which could limit the ability of a holder of Class A common stock to choose the judicial forum for certain lawsuits against us or our directors, officers, or employees.
Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action or proceeding arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the DGCL, or our organizational documents, (iv) any action or proceeding seeking to interpret, apply, enforce or determine the validity of our organizational documents, (v) any action or proceeding asserting a claim that is governed by the internal affairs doctrine or (vi) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have subject matter jurisdiction, another state court sitting in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware)), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Additionally, our certificate of incorporation states that the foregoing provision does not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States is the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or other U.S. federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. The enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. For example, in December 2018, the Court of Chancery of the State of Delaware determined that a provision stating that federal district courts of the United States are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. Although this decision was reversed by the Delaware Supreme Court in March 2020, courts in other states may still find these provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provisions in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could adversely affect our results of operations.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

General Risk Factors
Pandemics or other market events with impacts on the global economy may materially and adversely affect us.
We face risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt our operations and may materially and adversely affect our business and financial conditions. For example, in December 2019, a novel strain of the coronavirus COVID-19 emerged as a global pandemic. As a result, during the first quarter of 2020, global financial markets experienced a period of sharp decline and volatility due in large part to the real and perceived economic impact of the COVID-19 pandemic. The public health impact of the coronavirus, as well as the steps taken by governments and businesses around the world to combat its spread, impacted the global economy in a variety of ways, including causing many businesses to close and significant supply chain disruptions.
During the global financial crisis of 2007 to 2008, various sectors of the global financial markets experienced an extended period of adverse conditions featuring market uncertainty, reduced liquidity, greater volatility, general widening of credit spreads and a lack of price transparency. In addition, governments from time to time during times of crisis intervene, directly and by regulation in ways that are unpredictable. Such intervention is often intended to directly influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction. To the extent that similar marketplace events were to occur in the future, either as a result of a pandemic or otherwise, these events may have an adverse impact on our investments or our business operations.
We intend to continue to execute on our strategic plans and operational initiatives; however, future pandemics or market disruptions may result in delays or modifications to these plans and initiatives. Business activities could also be materially adversely impacted as the fundraising for asset management products and advisory transactions may be delayed during such situations and the delivery of AI/HPC data center equipment may be disrupted due to supply chain interruptions. In particular, a pandemic could materially and adversely impact our business including without limitation, employee health, workforce productivity, increased expenses and other factors that will depend on future developments beyond our control, which may have a material and adverse effect on our business, financial condition, results of operations and cash flows. Such adverse effect could be rapid and unexpected.
The ultimate extent of the impact of any epidemic, pandemic, or other health crisis on our business will depend on multiple factors that are highly uncertain and cannot be predicted, including its severity, location and duration, and actions taken to contain or prevent further its spread. Additionally, pandemics could increase the magnitude of many of the other risks described in this prospectus, and may have other material adverse effects on our operations that we are not currently able to predict. If our business and the markets in which we operate experience a prolonged occurrence of adverse public health conditions it could materially adversely affect our business, financial condition, and results of operations.
We may be adversely affected by natural disasters, pandemics, and other catastrophic events, and by man-made problems such as terrorism, that could disrupt our business operations, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.
Natural disasters or other catastrophic events may also cause damage or disruption to our operations, international commerce, and the global economy, and could have an adverse effect on our business, operating results, and financial condition. Our business operations are subject to interruption by natural disasters, severe weather, fire, power shortages, and other events beyond our control. Further, acts of terrorism, labor activism or unrest, and other geo-political unrest could cause disruptions in our business or the businesses of our partners or the economy as a whole. In the event of a natural disaster or other severe weather, including a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, or telecommunications failure, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in development of our platform, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on our future operating results. Natural disasters and other severe weather may occur with increased frequency and severity in the future as a result of climate change. We do not maintain insurance sufficient to compensate us for the potentially significant losses that could result from disruptions to our services. Additionally, all the aforementioned risks may be further increased if we do not implement a disaster recovery plan or our partners’ disaster recovery plans prove to be inadequate. To the extent natural disasters or other catastrophic events concurrently impact data centers or mining equipment that we rely on, our operations may be delayed and we may suffer losses, both financial and otherwise.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance or results, our anticipated growth strategies, anticipated trends in our business or future events and circumstances. These statements are only predictions based on our current expectations, estimates, forecasts and projections about future events and trends that may affect our business, results of operations, financial condition and prospects. There are important risks, uncertainties and other factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those discussed under the caption entitled “Risk Factors” and elsewhere in this prospectus.
Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we, the selling stockholders nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:
•our future financial performance, including our expectations regarding and our ability to achieve and maintain future profitability;
•our limited operating history, lack of experience implementing our business plan and our ability to effectively manage our growth;
•anticipated trends, growth rates and challenges in our business and the industries and markets in which we operate;
•the highly volatile nature of cryptocurrencies;
•our ability to execute on our strategy to expand into the AI/HPC data center business;
•our ability to obtain financing on acceptable terms or at all, including for the conversion of our existing bitcoin mining infrastructure to AI/HPC data center infrastructure;
•our failure to adhere to complex and evolving governmental laws and regulations;
•the continuing development and market acceptance of digital assets and distributed ledger technology;
•the new and rapidly evolving AI industry, and related legislation and regulations;
•a determination that a digital asset that we interact with is a “security,” or that an activity in which we engage involves a “securities transaction” for purposes of the federal securities laws;
•the price of digital assets globally and the volume of transactions;
•our dependence upon our Founder and the fact that we are controlled by our Founder;
•our ability to develop, maintain and enhance our brand and reputation;
•increased expenses associated with being subject to the Exchange Act and other U.S. regulation and with being a listed company on Nasdaq;
•our failure to maintain and grow our customer base;

•our failure to continue to innovate and provide services that are useful to customers and achieve and maintain market acceptance;
•our and our third-party service providers’ ability to safeguard and manage our and our customers’ funds and digital assets;
•our reliance on technology provided by third parties which are out of our direct control;
•the impact of acquisitions of or investments in complementary companies, products, services or technologies and our ability to successfully integrate such companies or assets;
•the effects of increased competition in our markets and our failure to compete effectively;
•our revenue not growing at the rates it historically has, or at all;
•our failure to successfully execute on our growth initiatives, business strategies, or operating plans;
•additional risks of short sales, borrowings and lending of digital assets;
•the presentation of our financial statements in accordance with U.S. GAAP, and any future changes in U.S. GAAP or other accounting principles applicable to us;
•incorrect estimates or judgments relating to our critical accounting policies;
•our failure to comply with current and future federal and state privacy, security and data protection laws, regulations or standards;
•inadequate investment in or maintenance of our operating platform and other information technology and business systems;
•our activity being deemed dealing in security-based swaps and the possible regulatory and registration requirements of such dealing;
•our DeFi activities and the evolving risks and uncertainties related thereto;
•security breaches or incidents, loss or misuse of data, a failure in or breach of our operational or security systems or other disruptions;
•disruptions in our disaster recovery systems or management continuity planning;
•our ability to obtain, maintain, protect and enforce our intellectual property;
•volatility of our market price and trading volume of our Class A common stock;
•applicable restrictions that could make it impractical for us to continue our business as contemplated if we are deemed to be an investment company under the Investment Company Act;
•our dependence on distributions from GDH LP to pay our taxes and expenses, including payments under the Tax Receivable Agreement and to fund dividend payments, if any; and
•the other risk factors described under “Risk Factors.”
Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus forms a part with the understanding that the forward-looking statements contained in this prospectus are not guarantees of future performance and our actual results of operations, financial condition or liquidity, and the development of the industry and markets in which we operate, may differ materially from what we expect. In addition, even if our results of operations, financial condition or liquidity, and events in the industry and markets in which we operate, are consistent with the forward-

looking statements contained in this prospectus, they may not be predictive of results or developments in future periods. Further, we operate in a very competitive and rapidly changing environment. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, also become important risks and factors that affect us. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus.
Any forward-looking statement speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET AND INDUSTRY DATA
This prospectus includes industry and market data that Galaxy obtained from various periodic industry publications, third-party studies and surveys, including by McKinsey & Company, as well as from filings of public companies in Galaxy’s industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Certain data and information are based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable. This information involves a number of assumptions and limitations that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. Although Galaxy believes the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data are subject to change and could be inaccurate because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. Accordingly, you are cautioned not to give undue weight to such market and industry data or any other such estimates. Nonetheless, Galaxy is liable for the information included in this prospectus. None of the publications, reports or other published industry sources referred to in this prospectus were commissioned by Galaxy or prepared at Galaxy’s request, and as such, Galaxy has not sought or obtained the consent of any of these sources to include such market data in this prospectus.

USE OF PROCEEDS
We estimate that our net proceeds from this offering will be approximately $477.8 million after deducting the underwriting discount but before deducting estimated offering expenses. We will not receive any proceeds from the sale of shares of our Class A common stock in this offering by the selling stockholders, including any such proceeds received by the selling stockholders from any exercise by the underwriters of their option to purchase additional shares.
We estimate that the offering expenses (other than the underwriting discount) will be approximately $1.8 million. See “Underwriting.”
We intend to use all of the net proceeds from this offering to acquire LP Units from GDH LP at a purchase price per LP Unit equal to the public offering price of Class A common stock in this offering after the underwriting discount. We will purchase a number of LP Units that is equal to the number of shares of Class A common stock that we sell in this offering. We do not expect to retain any of the net proceeds we receive from this offering.
GDH LP intends to use the proceeds that it receives from our purchase of its LP Units to finance the continued expansion of its artificial intelligence and high-performance computing infrastructure at its Helios data center campus in the panhandle region of West Texas, and for general corporate purposes.

DIVIDEND POLICY
We do not currently expect to pay any cash dividends on our Class A common stock for the foreseeable future. GDHL has not, since its inception, declared or paid any dividends on its ordinary shares. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant.
We are a holding company and our principal assets are our direct ownership of (i) certain LP Units, which entitle us to a corresponding percentage ownership of the economic interest in GDH LP (and as a result, Galaxy’s business), and (ii) all of the general partnership interests of GDH LP, which entitle us to operate and control all of the business and affairs of GDH LP as its sole general partner, and, through GDH LP and its subsidiaries, to conduct all of Galaxy’s business. As a consequence, our ability to declare and pay dividends to the holders of our Class A common stock, if our board of directors determines to do so, will be subject to the ability of GDH LP to provide distributions to us. If GDH LP makes such distributions, the holders of LP Units will be entitled to receive equivalent distributions from GDH LP. However, because we (i) may be subject to corporate-level taxation on our allocable share of GDH LP’s taxable income and be required to use a portion of the distributions we receive to pay such corporate-level taxes and (ii) must make payments under the Tax Receivable Agreement, amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less than the amounts distributed by GDH LP to the other holders of LP Units on a per-share basis. Prior to the Reorganization, GDHL did not pay or declare a dividend on its ordinary shares. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
Assuming GDH LP makes distributions to its members in any given year, the determination to pay dividends, if any, to holders of our Class A common stock out of the portion, if any, of such distributions remaining after our payment of taxes and Tax Receivable Agreement payments (any such portion, an “excess distribution”) will be made by our board of directors. Because our board of directors may determine to pay or not pay dividends to holders of our Class A common stock, holders of our Class A common stock may not necessarily receive dividend distributions relating to excess distributions, even if GDH LP makes such distributions to us.
During the three months ended March 31, 2025 and year ended December 31, 2024, GDH LP made cash distributions to certain of its equity holders of $9.4 million and $55.3 million, respectively, in connection with equity holder tax obligations.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2025:
•on an actual basis;
•on a pro forma basis to reflect the Reorganization Transactions; and
•on a pro forma as adjusted basis to reflect (i) the pro forma adjustments set forth above and (ii) the sale by us of 31,600,000 shares of Class A common stock in this offering and the application of the net proceeds from this offering as described in “Use of Proceeds”, and after deducting the underwriting discount and estimated offering expenses payable by us.
The pro forma as adjusted information set forth in the table below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual public offering price, the number of shares sold in this offering and other terms of this offering determined at pricing. This table should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus as well as “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data,” “Prospectus Summary—Reorganization Transactions,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this prospectus.

	As of March 31, 2025
(Unaudited)	As reported GDH LP	Reorganization Transactions Pro Forma	Pro Forma As-Adjusted
(In thousands, except share amounts)
Cash and cash equivalents	$509,438	$509,439	$987,213
Exchangeable Notes	$763,798	$717,212	$717,212
Stockholders’ equity:
Unit holders’ capital	$1,901,644	$—	$—
Class A common stock, $0.001 par value, 2,000,000,000 shares authorized, 0 shares issued and outstanding, actual; 128,002,717 shares issued and outstanding, pro forma; 154,602,717 shares issued and outstanding, pro forma as adjusted	$—	$128	$155
Class B common stock, $0.0000000001 par value, 500,000,000 shares authorized, 0 shares issued and outstanding, actual; 215,862,343 shares issued and outstanding, pro forma; 208,266,299 shares issued and outstanding, pro forma as adjusted	$—	$—	$—
Additional paid-in capital	$—	$841,056	$1,150,850
Accumulated deficit	$—	$(17,396)	$(17,396)
Non-controlling interests	$—	$1,261,437	$1,429,417
Total stockholders’ equity	$1,901,644	$2,085,225	$2,563,026
Total capitalization	$2,665,442	$2,802,437	$3,280,238

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
The following unaudited pro forma combined statement of financial position as of March 31, 2025 and the unaudited pro forma combined statements of operations for the three months ended March 31, 2025 and year ended December 31, 2024, present our as reported financial statements adjusted for the pro forma effects of the merger of GDI and GDH LP (the “Reorganization Transactions”).
The unaudited pro forma combined statement of financial position as of March 31, 2025 assumes that the Reorganization Transactions were completed on March 31, 2025. The unaudited pro forma combined statements of operations for the three months ended March 31, 2025 and year ended December 31, 2024 give pro forma effect to the Reorganization Transactions as if they had occurred on January 1, 2025 and January 1, 2024, respectively.
The pro forma adjustments are based upon available information and certain assumptions and estimates that we believe are reasonable. The unaudited pro forma combined financial statements are for illustrative and informational purposes only and do not purport to represent what our financial position or results of operations would have been if the Reorganization Transactions had actually occurred as of the dates indicated, nor does it project our financial position at any future date or our results of operations or cash flows for any future period.
The unaudited pro forma combined financial statements have been prepared in accordance with Article 11 of Regulation S-X, as amended. The adjustments in the unaudited pro forma combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of Galaxy upon consummation of the Reorganization Transactions. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma combined financial information are described in the accompanying notes.
The Reorganization Transactions are reflected in the pro forma combined financial statements under Accounting Standards Codification (“ASC”) 805-50, Business Combinations—Related Issues, as a reverse acquisition. The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited combined pro forma financial information. Differences between these preliminary conclusions and estimates and the final acquisition accounting may occur and these differences could have a material impact on the accompanying unaudited combined pro forma financial information and Galaxy’s future results of operations and financial position.
The unaudited pro forma combined financial statements and the related notes should be read in conjunction with “Basis of Presentation,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions,” and our historical consolidated financial statements and accompanying notes included elsewhere in this prospectus.

Unaudited Pro Forma Combined Statement of Operations
for the Three Months Ended March 31, 2025
(In Thousands, Except Share and Per Share Data)

	As reported GDH LP	Reorganization Transactions Pro Forma Adjustments	NOTE	Pro Forma GDI
Revenues	$12,976,206	$—		$12,976,206
Net gain / (loss) on digital assets	(18,223)	—		(18,223)
Net gain / (loss) on investments	(133,167)	—		(133,167)
Net gain / (loss) on derivatives trading	31,059	—		31,059
Revenues and gains / (losses) from operations	12,855,875	—		12,855,875
Operating expenses:
Transaction expenses	13,059,439	—		13,059,439
Compensation and benefits	56,953	—		56,953
General and administrative	86,575	—		86,575
Technology	9,887	—		9,887
Professional fees	20,772	—		20,772
Notes interest expense	14,071	—		14,071
Total operating expenses	13,247,697	—		13,247,697
Other income / (expense):
Unrealized gain / (loss) on notes payable - derivative	89,606	(89,606)	2(e)	—
Other income / (expense), net	672	—	3(a)	672
Total other income / (expense)	90,278	(89,606)		672
Net income / (loss) before taxes	$(301,544)	$(89,606)		$(391,150)
Income taxes expense / (benefit)	(6,112)	(31,994)	3(a)	(38,106)
Net income	$(295,432)	$(57,612)		$(353,044)
Net income attributed to:
Unit Holders of the Company	$(295,432)	$295,432	3(b)	$—
Common shareholders	—	(131,420)	3(a), 3(b)	(131,420)
Noncontrolling interests	—	(221,624)	3(b)	(221,624)
	$(295,432)	$(57,612)		$(353,044)
Net income attributable to common shareholders per Class A common share:
Basic			4	$(1.02)
Diluted			4	$(1.02)
Pro forma weighted average shares of Class A common stock outstanding:
Basic			4	129,371,458
Diluted			4	345,233,801

Unaudited Pro Forma Condensed Combined Statement of Operations
for the Fiscal Year Ended December 31, 2024
(In Thousands, Except Share and Per Share Data)

	Historical GDH LP	Reorganization and Reorganization Merger Pro Forma Adjustments	NOTE	Pro Forma GDI
Revenues	$42,596,673	$—		$42,596,673
Net gain / (loss) on digital assets	634,557	—		634,557
Net gain / (loss) on investments	258,791	—		258,791
Net gain / (loss) on derivatives trading	267,769	—		267,769
Revenues and gains / (losses) from operations	43,757,790	—		43,757,790
Operating expenses:
Transaction expenses	42,741,776			42,741,776
Compensation and benefits	265,591	—		265,591
General and administrative	279,297	—		279,297
Technology	30,510	—		30,510
Professional fees	51,076	—		51,076
Notes interest expense	30,804	—		30,804
Total operating expenses	43,399,054	—		43,399,054
Other income / (expense):
Unrealized gain / (loss) on notes payable - derivative	(31,727)	31,727	2(e)	—
Other income / (expense), net	2,774	(874)	2(b)	1,900
Total other income / (expense)	(28,953)	30,853		1,900
Net income / (loss) before taxes	$329,783	$30,853		$360,636
Income taxes expense / (benefit)	(16,939)	9,883	3(a)	(7,056)
Net income / (loss)	$346,722	$20,970		$367,692
Net income / (loss) attributed to:
Unit holders of the Company	$346,722	$(346,722)	3(b)	—
Common shareholders	—	136,587	3(b)	136,587
Noncontrolling interest	—	231,105	3(b)	231,105
	$346,722	$20,970		$367,692
Net income attributable to common shareholders per Class A common share:
Basic			4	$1.13
Diluted			4	$1.04
Pro forma weighted average shares of Class A common stock outstanding:
Basic			4	120,847,366
Diluted			4	355,056,803

Unaudited Pro Forma Combined Statement of Financial Position
as of March 31, 2025
(In Thousands, Except Share and Per Share Data)

	As reported GDH LP	Reorganization Transactions Pro Forma Adjustments 2(a)	NOTE	Pro Forma GDI
Assets
Current assets
Cash and cash equivalents	$509,438	$1		$509,439
Digital intangible assets (includes $1,671.3 and $1,997.4 million measured at fair value)	2,123,860	—		2,123,860
Digital financial assets	514,479	—		514,479
Digital assets loan receivable, net of allowance	280,095	—		280,095
Investments	545,754	—		545,754
Assets posted as collateral	506,634	—		506,634
Derivative assets	128,353			128,353
Accounts receivable (includes $4.5 and $4.2 million due from related parties)	28,864	—		28,864
Digital assets receivable	17,674	—		17,674
Loans receivable	407,966	—		407,966
Prepaid expenses and other assets	29,884	—		29,884
Total current assets	5,093,001	1		5,093,002
Non-current assets
Digital assets receivable	1,996	—		1,996
Investments (includes $669.6 and $745.5 million measured at fair value)	736,060	—		736,060
Digital intangible assets	15,030	—		15,030
Loans receivable, non-current	56,800	—		56,800
Property and equipment, net	262,216			262,216
Other non-current assets	113,052	110,739	2(b)	223,791
Goodwill	58,037	—		58,037
Total non-current assets	1,243,191	110,739		1,353,930
Total assets	$6,336,192	$110,740		$6,446,932
Liabilities and Equity
Current liabilities
Derivative liabilities	89,702	$—		$89,702
Accounts payable and accrued liabilities (includes $111.0 and $96.9 million due to related parties)	270,468	(107,804)	2(d)	162,664
Digital assets borrowed	1,760,455	—		1,760,455
Payable to customers	19,288	—		19,288
Loans payable	345,249	—		345,249
Collateral payable	943,513	—		943,513
Other current liabilities	73,358	124	2(b)	73,482
Total current liabilities	3,502,033	(107,680)		3,394,353

Non-current liabilities

	As reported GDH LP	Reorganization Transactions Pro Forma Adjustments 2(a)	NOTE	Pro Forma GDI
Notes payable	763,798	(46,586)	2(e)	717,212
Digital assets borrowed, non-current	6,603	—		6,603
Other non-current liabilities	162,114	81,425	2(b)	243,539
Total non-current liabilities	932,515	34,839		967,354
Total liabilities	$4,434,548	$(72,841)		$4,361,707

Equity
Unit holders’ capital	$1,901,644	$(1,901,644)	2(c)	—
Class A Common Stock	—	128	2(c)	128
Class B Common Stock	—	—	2(c)	—
Additional paid-in capital	—	841,056	2(c), 2(e)	841,056
Retained earnings	—	(17,396)	2(b)	(17,396)
Noncontrolling interests	—	1,261,437	2(b), 2(d)	1,261,437
Total equity	1,901,644	183,581		2,085,225
Total liabilities and equity	$6,336,192	$110,740		$6,446,932

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
1. Basis of Presentation
As discussed and described in further detail herein, the Company completed the Reorganization Transactions on May 13, 2025. The unaudited combined pro forma financial information and related notes were prepared in accordance with Article 11 of Regulation S-X and are based upon GDH LP’s fiscal year end reporting, for the year ended December 31, 2024, and interim reporting, as of and for the three months ended March 31, 2025.
The unaudited combined pro forma financial statements have been prepared to reflect the continuing operations of the Company after giving effect to the Reorganization Transactions and are not necessarily indicative of our future results of operations.
2. Unaudited Pro Forma Combined Statement of Financial Position Adjustments Related to The Reorganization Transactions
(a)GDI did not meet the definition of a business under U.S. GAAP and did not have any material assets or liabilities prior to the Reorganization Transactions. As such, the transaction with GDH LP is accounted for as a reverse acquisition. This results in no step up in basis of GDH LP’s assets and liabilities as it is the accounting acquirer.
(b)Following the Reorganization Transactions, we became subject to U.S. federal income taxes, in addition to state, local and foreign taxes. As a result, the pro forma statement of financial position reflects an adjustment to our current and non-current tax obligations payable and deferred taxes assuming the highest statutory rates apportioned to each relevant state, local and foreign jurisdiction. Additionally, GDI became party to an amended and restated Tax Receivable Agreement (“TRA”) after giving effect to the Reorganization Transactions. As such, the related TRA liability and deferred tax asset are included within this adjustment as well. The offset to this adjustment is reflected within retained earnings and noncontrolling interests in accordance with the percentages of economic ownership identified in Note 3(b).
(c)Reflects the reclassification of GDH LP’s as reported Unit holders’ capital equity to (1) Class A common stock and Class B common stock of GDI and (2) additional paid-in capital as a result of the Reorganization Transactions.
(d)Upon completion of the Reorganization Transactions, GDI (via its 100% ownership of the outstanding equity interest in GDH Delaware) would have indirectly owned approximately 37.2% of the economic interest in GDH LP (on the basis of as reported shares outstanding as of March 31, 2025), but would have held 100% of the voting power and control the management of GDH LP. Additionally, immediately following the Reorganization Transactions, the remaining economic interest in GDH LP held by the noncontrolling interests holders would have been approximately 62.8% (on the basis of as reported shares outstanding as of March 31, 2025). The pro forma adjustment to noncontrolling interests was calculated as follows:

As of March 31, 2025
As reported GDH LP Unit holders’ capital	$1,901,644
Add: conversion of intercompany balance with GDHL	107,804
Total GDH LP Unit holders’ capital	2,009,448
Post Reorganization Transactions non-controlling interest holdings	62.8%
Pro forma adjustment to allocate As Reported GDH LP Unit holders’ capital and pro forma adjustment 2(d) to noncontrolling interests	$1,261,437
(e)Upon completion of the Reorganization Transactions, GDI consolidates GDH LP and assumed the liability to issue additional equity upon conversion of the Exchangeable Notes. As the Exchangeable Notes conversion features require the issuance of shares of GDI’s Class A common stock, the embedded derivatives meet the indexed to entity’s own stock exemption and are no longer bifurcated. The adjustment reclassifies the embedded derivative liabilities to shareholders’ equity.
3. Unaudited Pro Forma Combined Statement of Operations Adjustments Related to The Reorganization Transactions
(a)Following the Reorganization Transactions, GDI became subject to U.S. federal income taxes, in addition to state, local and foreign taxes, as described in Note 2(b). As a result, the pro forma combined statements of operations reflect an adjustment to our provision for corporate income taxes to reflect an estimated statutory tax rate of 22.4%, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each relevant state, local and foreign jurisdiction. Further, as described in Note 2(b), this adjustment includes the impact of the amended and restated TRA on the tax provision following the completion of the Reorganization Transactions.
The amount~~s~~ related to the impact of recording pro forma income tax provisions at the statutory rate on the combined statements of operations are as follows:

(in thousands)	For the three months ended March 31, 2025	For the year ended December 31, 2024
Income tax expense / (benefit)	$(31,994)	$9,695
The amounts related to the impact of recording the pro forma impact of the TRA to the combined statements of operations are as follows:

(in thousands)	For the three months ended March 31, 2025	For the year ended December 31, 2024
Other income / (expense), net	$—	$(874)
Income tax expense / (benefit)	—	188
The amounts related to the impact of recording pro forma income tax provisions at the statutory rate on the combined statement of financial position are as follows:

(in thousands)	As of March 31, 2025
Other non-current assets	$102,522
Other current liabilities	124
Other non-current liabilities	44,474
Retained earnings / (Accumulated deficit)	57,924
The amounts related to the impact of recording the pro forma impact of the Tax Receivable Agreement to the combined statement of financial position are as follows:

As of March 31, 2025
Other non-current assets	$8,217
Other non-current liabilities	36,951
Retained earnings / (Accumulated deficit)	(28,734)
(b)Upon completion of the Reorganization Transactions, GDI became the sole general partner of GDH LP, and as a result, GDI (via its 100% ownership of the outstanding equity interest in GDH LP) would have initially indirectly owned approximately 37.2% of the economic interest in GDH LP (on the basis of as reported shares outstanding as of March 31, 2025), but would have had 100% of the voting power and control the management of GDH LP. Additionally immediately following the Reorganization Transactions, the remaining economic interest in GDH LP held by the non-controlling interest holders would have been approximately 62.8% (on the basis of as reported shares outstanding as of March 31, 2025), as discussed in Note 2(d). The pro forma adjustment to Net income/(loss) attributable to noncontrolling interests was calculated as follows:

	For the three months ended March 31, 2025	For the year ended December 31, 2024
As Reported GDH LP Net income / (loss)	$(295,432)	$346,722
Net income impact from adjustments 2(e) and 3(a)	(57,612)	20,970
Total GDH LP balance to allocate between Net income / (loss) attributed to Common shareholders and non-controlling interests	$(353,044)	$367,692
Post Reorganization Transactions noncontrolling interest holdings	62.8%	62.8%
Pro forma adjustment to allocate As Reported GDH LP Net income / (loss) attributed to Common shareholders and pro forma Income tax expense to Net income / (loss) attributed to non-controlling interests	$(221,624)	$231,105
Pro forma adjustment to attribute remaining As Reported GDH LP Net income /(loss) to Common shareholders	$(131,420)	$136,587
4. Net Income / (Loss) Per Share
The pro forma net income / (loss) per share is calculated using the treasury stock method, using only the shares of Class A common stock, with consideration given to the potentially dilutive effect of (1) economic ownership units in GDH LP (“LP Units”) that are exchangeable, along with GDI’s Class B share of common stock, into shares of GDI’s Class A common stock, (2) Galaxy compensatory awards, and (3) the Exchangeable Notes for shares of GDI’s Class A common stock. All potentially dilutive awards were excluded from the computation of pro forma diluted net income / (loss) per share for all periods presented because including them would have had an antidilutive effect. GDI’s shares of Class B common stock do not share in earnings of GDI and have no rights to dividends or distributions, whether in cash or stock, and therefore are not participating securities requiring separate earnings per share presentation.

(in thousands except share and per share data)	For the three months ended March 31, 2025	For the year ended December 31, 2024
Net income / (loss) per share – Basic:
Numerator
Net income / (loss) attributable to common shareholders – Basic	$(131,420)	$136,587
Denominator
As reported weighted average number of common shares outstanding – Basic	129,371,458	120,847,366
Net income / (loss) per share – Basic	$(1.02)	$1.13

(in thousands except share and per share data)	For the three months ended March 31, 2025	For the year ended December 31, 2024
Net income per share – Diluted:
Numerator
Net income / (loss) attributable to common shareholders – Basic	$(131,420)	$136,587
Add: Net income / (loss) attributable to redeemable noncontrolling interests	(221,624)	—
Net income attributable to common shareholders – Diluted	$(353,044)	$136,587
Denominator
As reported weighted average number of common shares outstanding – Basic	129,371,458	120,847,366
Class B units convertible to Class A units	215,862,343	—
Exchangeable Class B common stock	—	11,792
Compensatory awards	—	18,314,117
Total weighted average number of common shares outstanding – Diluted	345,233,801	139,173,275
Net income / (loss) per share – Diluted	$(1.02)	$0.98
The as reported basic and diluted weighted average number of common shares for the three months ended March 31, 2025 include the existing ordinary shares of GDHL that became shares of Class A common stock of GDI as a result of the Reorganization Transactions.
The following potentially dilutive shares were excluded from the dilutive loss per share calculation because including them would have had an antidilutive effect.

	For the three months ended March 31, 2025	For the year ended December 31, 2024
Class B units convertible to Class A units	—	215,883,528
Compensatory awards	19,216,220	—
Exchangeable Notes	30,247,946	15,013,792
Total	49,464,166	230,897,320

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Management’s discussion and analysis of our financial condition and results of operations should be read in conjunction with “Prospectus Summary—Summary of Historical And Pro Forma Consolidated Financial and Other Data, and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The following discussion includes forward-looking statements that reflect our plans, estimates and assumptions and involves numerous risks and uncertainties, including, but not limited to, those described in “Risk Factors.” See “Special Note Regarding Forward-Looking Statements.” Future results could differ significantly from the historical results presented in this section.
Unless the context otherwise requires, all references in this section to “Galaxy,” the “Company,” “we,” “us,” or “our” refer to GDI and its consolidated subsidiaries.
Overview
Galaxy is a global leader in digital assets and artificial intelligence infrastructure, delivering enduring solutions that accelerate the future digital economy. We are strategically positioned to bridge traditional finance and the emerging digital economy, facilitating efficient access and adoption of digital assets by institutional clients through our Global Markets and Asset Management & Infrastructure Solutions businesses within our Digital Assets segment. We also develop, and will in the future operate, HPC data center infrastructure to meet the rising global demand for reliable power and scalable compute capacity driven by accelerated AI growth.
Our Digital Assets operating business segment provides new products and capabilities such as staking, margin-based financing and active exchange-traded-funds. Galaxy is a trusted partner to more than 1,300 trading counterparties and more than 1,200 asset management clients, with approximately $7.0 billion in assets across our platform as of March 31, 2025. As of the same period, we have made more than 300 venture portfolio investments into leading digital asset companies and networks that are innovating at the intersection of capital markets and finance. Our institutional-grade products, strong risk management, and leading position have made us the partner of choice for both crypto-native and incumbent financial leaders.
Our Data Centers operating business segment develops, and will in the future operate, HPC infrastructure to meet the growing demand for large-scale, power-ready facilities. Galaxy’s Helios data center campus, located in the panhandle region of West Texas, is developing 133 MW of critical IT load, utilizing approximately 200 MW of gross power capacity, for CoreWeave. In April 2025, CoreWeave exercised and entered into its first option with Galaxy pursuant to a Phase II option agreement (the “Phase II Option Agreement”), under which CoreWeave committed to enter into a lease agreement for the uptake of an additional 260 MW of incremental critical IT load, which is expected to increase CoreWeave’s contracted capacity at the Helios data center campus to 393 MW of critical IT load by 2027. The retrofit of Helios will be completed in phases, with the full 133 MW of initial critical IT load expected to be delivered by the end of the first half of 2026. CoreWeave has developed market-leading expertise in designing data centers for AI / HPC use that makes them an ideal partner in executing the upgrades at our Helios campus. Prior to the start of 2025, we had six main power transformers installed at our project substation, enabling us to deliver the full 800 MW of high-voltage capacity for which we are already fully approved from ERCOT. In 2024, we built a freshwater pond with storage capacity of nearly 10 million gallons, to efficiently expand our cooling capabilities. Helios has attracted interest in long-term lease agreements from cloud service providers given its attractive HPC attributes.
Financial and Operational Highlights
•Galaxy generated Net loss of $295.4 million for the three months ended March 31, 2025, compared to Net income of $388.1 million for the three months ended March 31, 2024. For the full years ended December 31, 2024 and 2023, Galaxy generated Net income of $346.7 million and $228.5 million, respectively, compared to a Net loss attributable to unit holders of $718.9 million for the year ended December 31, 2023.

•Equity as of March 31, 2025 was $1.9 billion, a decrease of 13% from $2.2 billion as of December 31, 2024. Equity as of December 31, 2024 increased 28% from $1.7 billion at the end of 2023.
•In March 2025, Galaxy entered into a 15-year agreement (the “Lease Agreement”) with CoreWeave to host its high-performance computing and artificial intelligence infrastructure and deliver 133 MW of critical IT load, utilizing 200 MW of gross power capacity, at its Helios data center campus in the panhandle region of West Texas. In April 2025, Galaxy and CoreWeave entered into the Phase II Option Agreement, under which CoreWeave has committed to enter into a lease agreement for the uptake of an additional 260 MW of critical IT load at the Helios campus starting in 2027.
•On May 13, 2025, GDI, GDHL and GDH LP consummated a series of transactions resulting in the reorganization of Galaxy’s corporate structure (as further described elsewhere in this prospectus, the “Reorganization Transactions”). Under the terms of the Reorganization Transactions, GDHL and GDH LP changed their jurisdiction of incorporation from the Cayman Islands to the state of Delaware. GDI became the successor public company of GDHL, pursuant to which all outstanding ordinary shares of GDHL were exchanged into shares of Class A common stock of GDI on a one-to-one basis. In addition, Galaxy’s corporate and capital structure has been reorganized so as to normalize it on the basis of frequently used Up-C structures in the U.S. The purpose and business reasons for the Reorganization Transactions included:
◦an expectation of enhanced shareholder value through increased access to U.S. capital markets, improved flexibility for future equity and debt capital market needs, and an increased profile for Galaxy in the U.S.;
◦normalization of Galaxy's corporate and capital structure;
◦facilitation of any future acquisitions; and
◦simplification of the equity structure and alignment of all stakeholders' interests at the GDI level.
HPC Hosting
The rise of large language models has been transformative. It has democratized access to powerful machine learning tools, enabling institutions of all sizes to integrate AI into their platforms and operations, without the need for vast and expensive engineering resources. These models are fueling gains in efficiency, decision-making and innovation across sectors, from enhancing customer service to streamlining enterprise workflows.
This acceleration in AI is creating unprecedented demand for AI / HPC data centers, which serve as the critical infrastructure behind AI-driven technologies. According to a report published by McKinsey & Company, global demand for data center capacity is expected to rise at a rate between 19% to 22% annually from 2023 to 2030. This is driving substantial investment by cloud service providers for new data centers, with data center capital expenditures projected to grow to approximately $800 billion in 2028.
However, many existing data centers are increasingly unable to meet these demands, constrained by limited power capacity and long construction timelines of three to five years for new facilities. Further, there has been a recent surge in connection requests for facilities ranging from 300 MW to 1,000 MW or more, which is straining the capacity of local utility grids to deliver power at this accelerated pace. This is leading to prolonged interconnection and construction timelines—now stretching two to four years—further compounding the challenge of scaling AI infrastructure at the pace required.
In March 2025, Galaxy entered into the Lease Agreement. As part of the agreement, Galaxy will deliver 133 MW of critical IT load to host CoreWeave’s AI and HPC infrastructure at our Helios data center campus. In April 2025, CoreWeave exercised its first option with Galaxy, and Galaxy and CoreWeave entered into the Phase II Option Agreement, under which CoreWeave has committed to enter into a lease agreement for the uptake of an additional 260 MW of critical IT load at the Helios campus starting in 2027.

Our Businesses
As of the first quarter of 2025, we began managing and reporting our activities in the following segments: Digital Assets, Data Centers and Treasury and Corporate. Prior periods are presented on a comparable basis. Refer to Note 23 of GDH LP's consolidated financial statements for further information on reportable segments.
Digital Assets
Galaxy’s Digital Assets operating business segment provides a comprehensive and evolving suite of financial products and services tailored for institutions seeking exposure to the digital asset ecosystem. This segment includes our Global Markets and Asset Management & Infrastructure Solutions businesses.
Our Global Markets business provides OTC spot and derivatives trading, lending, and structured products, as well as transaction advisory and equity and debt capital markets services. Our client base includes more than 1,300 trading counterparties globally as of March 31, 2025, including asset managers, hedge funds, family offices, Qualified Individuals and corporations.
•Galaxy’s trading business includes electronic OTC, high-touch OTC, derivatives trading and lending. The electronic and high-touch OTC businesses operate on a principal basis, providing liquidity in digital assets to institutional clients and Qualified Individuals. In our electronic OTC business, trading is facilitated through API connectivity. Our high-touch OTC offering mirrors the electronic desk in strategy and risk management, but operates primarily through chat-based channels. The desk utilizes a blend of internal and third-party platforms to access liquidity and manage risk, with 24/7 coverage to support client engagement and execution. The derivatives trading business offers liquidity in options and forwards to institutional counterparties, with trading activity spanning both OTC and exchange-listed and cleared products.
•Our investment banking business provides strategic and transaction advisory services focused on the digital assets sector. The team assists clients with growth strategy, mergers and acquisitions, capital formation, and other financial transactions. Leveraging deep industry knowledge and a strong global network, Galaxy connects innovative companies with institutional investors and delivers customized solutions to support growth, liquidity, and long-term value creation in the digital economy.
Our Asset Management & Infrastructure Solutions business encompasses our investment management division and blockchain infrastructure products and services, with approximately $7.0 billion in assets across the platform as of March 31, 2025.
•Our asset management business manages a diverse suite of ETFs and alternatives strategies, taking the investing DNA that has been core to Galaxy since our founding and externalizing it for institutional allocators and Qualified Individuals.
•Galaxy’s Asset Management ETFs include a suite of passive and active products developed in partnership with leading asset managers in the U.S., Brazil, Canada, and Europe. Galaxy’s Asset Management passive ETFs feature regulated, spot digital asset ETFs, while its active ETFs provide exposure to digital assets and other disruptive technologies. Galaxy’s Asset Management alternative investment strategies encompass actively managed long-biased and long-short funds, and a venture franchise. Galaxy Asset Management offers a Liquid Crypto Fund designed to provide access to both core and next generation digital assets and an Absolute Return Fund, launched in 2025, which employs a multi-asset strategy with long and short positions across the digital asset ecosystem and adjacent disruptive technologies. Galaxy Asset Management’s venture franchise includes Galaxy Interactive, which invests at the intersection of content, technology and social commerce, with a focus on video games and the infrastructure powering immersive virtual worlds. Additionally, our inaugural crypto venture fund targets early-stage investments in protocols, software infrastructure, and financialized applications. The venture franchise also features two global, multi-manager venture funds and manages a subset of Galaxy’s balance sheet venture investments.
•Galaxy managed $4.7 billion in assets across more than 15 investment strategies as of March 31, 2025, a 40% decrease year-over-year and 18% decrease quarter-over-quarter. $421.0 million of the $4.7 billion of

AUM represented engagements managed by Galaxy’s asset management team to unwind portfolios on behalf of the estate of FTX. Excluding these opportunistic assets, Galaxy Asset Management’s AUM decreased by 3% year-over-year to $4.2 billion as of March 31, 2025, driven by $0.1 billion of net market depreciation and $1.3 billion of gross outflows partially offset by $1.3 billion of gross inflows and decreased 18% quarter-over-quarter as of March 31, 2025, driven by $0.4 billion of gross outflows and $0.7 billion of net market depreciation partially offset by $0.3 billion of gross inflows.
•Our Infrastructure Solutions business includes blockchain-centric technology and infrastructure including staking, tokenization and custodial technology.
•Our staking business operates validator nodes to secure blockchains and enable our institutional clients to earn staking rewards, use staked assets as collateral for loans and participate in an increasingly on-chain and decentralized future. Galaxy provides validator services to nine different blockchain networks, such as Ethereum and Solana. As part of our broader suite of infrastructure solutions, we offer secure, institutional-grade cold and hot wallet technology for institutions seeking to self-custody their assets, along with integrated tokenization capabilities.
•Galaxy reported AUS of approximately $2.3 billion as of March 31, 2025 as compared to AUS of approximately $4.2 billion as of December 31, 2024.
Data Centers
Our Data Centers operating business segment develops, and will in the future operate, HPC infrastructure to meet the growing demand for large-scale, power-ready facilities in the AI / HPC industry. Galaxy's Helios data center campus, located in the panhandle region of West Texas, is developing 133 MW of critical IT load, utilizing approximately 200 MW of gross power capacity, for CoreWeave. The retrofit of Helios will be completed in phases, with the full 133 MW of critical IT load expected to be delivered by the end of the first half of 2026. We have also received approval from ERCOT for an additional 600 MW of gross power capacity at our Helios campus, which will support the committed incremental 260 MW under the Phase II Option Agreement with CoreWeave, and is expected to be delivered starting in 2027.
Treasury and Corporate
In addition to our two operating business segments, Galaxy manages a diversified portfolio of digital assets, venture, private equity, and fund investments on its balance sheet, and also conducts bitcoin mining operations, all of which are reported within the Treasury and Corporate segment. Treasury engages in proprietary quantitative, arbitrage and macro trading strategies.
Our Material Challenges, Obstacles and Risks
We are operating in new industries that are highly innovative, rapidly evolving and characterized by healthy competition, experimentation, changing customer needs, and the frequent introduction of new products and services. We are subject to uncertain and evolving industry and regulatory requirements. Our business model is largely dependent on digital assets, the broader cryptoeconomy, and the AI economy. Our operating results have and will continue to fluctuate due to a variety of factors, including the highly volatile nature of cryptocurrencies. While we believe we are well-positioned to capitalize on market opportunities made possible by the rapid evolution of the digital assets ecosystem and the AI models, due to the relatively nascent stage of our industries and other challenges that we face, our business model also presents certain material risks. For a further discussion of these risks, see “Risk Factors—Risks Related to our Operations” in this prospectus.
All participants in the cryptoeconomy, including direct investors, consumers and providers of goods and services related to this industry, may be subject to additional costs associated with participating in this industry, as compared with participation in established commerce, due to the rapidly evolving landscape. The potentially higher costs associated with the cryptoeconomy include, but are not limited to, elevated legal and financial advisory fees, use of significant resources to monitor and maintain compliance with applicable laws and regulations, as well as elevated and unpredictable costs of custody, transactions, insurance and theft. Other material risks specific to this industry include a lack of adoption or acceptance of digital assets and blockchain technology, the volatile prices of digital assets, exposure to malicious actors and platform vulnerabilities, and uncertainties in the tax and accounting treatment of digital assets, among others. For a further discussion of these risks, see “Risk Factors—Risks Related to Cryptocurrencies and Digital Assets” in this prospectus.
Our ability to grow our AI / HPC data center business in the future is also dependent on the overall market for AI / HPC data centers. The broader adoption, use, and commercialization of AI technology, and the continued rapid pace of developments in the AI industry, are inherently uncertain. For example, certain AI technology is under public scrutiny for creating inaccurate, incomplete or misleading content, unintended biases and other discriminatory or unexpected results, errors or inadequacies and may be, or be perceived to be, deficient, inaccurate, biased, unethical or otherwise flawed. For a further discussion of these risks, see “Risk Factors—Risks Related to Our Business Lines.”
Our Business Model
Galaxy’s business generates revenue through a variety of channels, creating a diversified and resilient cash flow base that is not directly correlated to any single asset, token, or business line. Within the Digital Assets operating business segment, the Global Markets business earns revenue from spreads on client trades, net interest income from lending activities, and fees from M&A and capital raising transactions. Galaxy's Asset Management & Infrastructure Solutions business generates management and performance fees on assets under management, fees on assets staked to our validator nodes and licensing fees from institutions who leverage GK8’s proprietary self-custody technology.
Within our Data Centers operating business segment, we expect the majority of revenue to come from long-term lease agreements with cloud service provider clients that Galaxy may obtain from time to time for HPC. Galaxy does not currently earn any revenue from its Data Centers business, but expects this segment to become a significant and diversified source of long-term, predictable revenue for Galaxy, uncorrelated to the prices of digital assets, particularly once we begin to deliver critical IT load for CoreWeave (and potentially other future tenants) starting in 2026.
We also earn revenue by managing a diversified portfolio of digital assets, venture, private equity, and fund investments on our balance sheet, as well as through our bitcoin mining operations, all of which are reported within the Treasury and Corporate segment.
Key Factors Affecting Our Performance
The growth and success of our business as well as our financial condition and operating results have been, and will continue to be affected by a number of factors, including:
Price and volatility of digital assets
Values of digital assets have been highly volatile. Effects from speculation regarding the future appreciation or depreciation in the value of digital assets, making their market prices more volatile, may materially and adversely affect the value of our cryptocurrency and other digital asset inventory. Changing investor confidence and resultant fluctuations in the price of various cryptocurrencies may cause uncertainty in the market and could negatively impact trading volumes of cryptocurrencies, which would negatively impact our business and operating results.
Adoption of digital assets
The cryptoeconomy experienced rapid growth in 2021 driven by the simultaneous widespread adoption of digital assets, expanded use of cryptocurrencies and broader blockchain innovations including DeFi and the growth of NFTs as a prominent form of tokenization. After a retreat in 2022, cryptocurrency markets started to rally in 2023, which continued through December 2024. After a brief retreat in the first quarter of 2025, bitcoin is priced over $100,000 again in May 2025. The initially retail-driven adoption of cryptocurrencies has evolved to include institutional holders, utilizing digital assets as both a store of value and for commercial applications. The lead up to the launch of the spot-based bitcoin ETFs in the U.S. in the first quarter of 2024 followed by the U.S. Presidential election in November 2024 provided a boost to bitcoin. According to the Crypto Market Sizing Report released by

Crypto.com, the number of worldwide individual cryptocurrency users was 659 million as of December 2024, up from 580 million in December 2023. Moreover, bitcoin’s trailing five-year compounded annual growth rate reached 67% as of March 31, 2025. However, historical trends are not indicative of future adoption, and it is possible that the adoption of digital assets and blockchain technology may slow, take longer to develop, or never be broadly adopted, which would negatively impact our business and operating results.
Strategic acquisitions and investments
We intend to continue to use our scale, expertise and balance sheet to identify and execute on acquisitions across our business lines. A series of acquisitions has diversified our product offerings and revenue sources. This includes the acquisitions of two leading cryptocurrency trading firms in November 2020 (DrawBridge Lending and Blue Fire Capital, subsequently rebranded to “Quantitative Principal Trading”), which augmented the trading business’s suite of product offerings and added veteran trading and lending talent to its leadership team. We acquired Vision Hill in May 2021, a premier asset manager in the digital asset sector. In December 2022, we acquired the Helios bitcoin mining facility and its operations from Argo Blockchain. In February 2023, we completed the acquisition of GK8, a developer of secure technology solutions for self-custody of digital assets by institutions, from the Chapter 11 bankruptcy estates of Celsius Network, LLC and its affiliated debtors in possession (the “Celsius Estate”). Most recently in July 2024, we acquired the assets of CMF, a blockchain node operator that provides trusted, secure services to decentralized protocols across the digital asset ecosystem. Any such acquisitions of, or investments in, companies with complementary products and technologies may affect our future operating results.
Regulation in U.S. and international markets
Our financial prospects and continued growth depend in part on our ability to continue to operate in a manner compliant with regulations. Our business is subject to the oversight of numerous regulatory agencies in the U.S. and other jurisdictions, including, but not limited to, FinCEN, the SEC and the CFTC. Many of these agencies have issued consumer advisories regarding the risks posed by digital assets to investors. Our strategy is to continue to invest significantly in our finance, legal, compliance, and security functions in order to remain at the forefront of digital asset policy initiatives and regulatory trends. We primarily service institutional customers potentially mitigating some of the compliance risks. However, as the industry matures, we may experience fluctuations in our operating results as a result of changes in the laws and regulations that are applicable to our business.
Critical Accounting Policies and Estimates
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit” price) in an orderly transaction between market participants at the measurement date. Fair value is a market-based measure considered from the perspective of a market participant. When market assumptions are not readily available, assumptions are made to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.
Certain of the Company’s assets and liabilities are held at fair value. In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value, requiring the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect assumptions the Company believes other market participants would use in pricing the asset or liability; they are developed based on the best information available in the circumstance. The fair value hierarchy is broken down into three levels: Level 1, Level 2 and Level 3 based on the observability of inputs. The level of judgment required in determining the fair value depends on the availability of observable market information. Financial instruments classified within Level 3, which use significant unobservable inputs, require more significant judgments compared to Level 1 and 2 instruments.
The Company values Level 1 and Level 2 assets and liabilities using quoted market prices or alternative pricing sources and models utilizing market observable inputs. The Company utilizes unobservable pricing inputs and assumptions in determining the fair value of its Level 3 assets and liabilities. These unobservable pricing inputs and assumptions may differ by asset/liability and in the application of valuation methodologies. The Company’s reported fair value estimates could vary materially if different unobservable pricing inputs and other assumptions were used; or for applicable assets/liabilities, if the Company only used a single valuation methodology instead of assigning a weighting to different methodologies. Key unobservable inputs that have a significant impact on the Company’s Level 3 valuations are described in Note 11 of GDH LP’s consolidated financial statements. Due to the wide range of investments we hold, no single individual input is the primary driver of the fair value of the investments on a portfolio basis. However, while it is not an input to the determination of the fair value of the Level 3 investments, in general, there is a strong correlation of the fair value of our Level 3 investments with the overall market values of digital assets such as bitcoin and ether, as the majority of our Level 3 investments are in companies within the digital asset industry. Fair values of Level 3 assets and liabilities may be supported by limited or no market activity within the periods presented.
Impairment
The Company recognizes certain Digital intangible assets at cost less applicable impairment charge. Impairment exists when the carrying amount exceeds its fair value. The fair value for Digital intangible assets is determined using available pricing on the principal market for the respective digital assets.
The Company also recognizes impairment on property and equipment when facts and circumstances indicate that the carrying amounts may not be recoverable. Impairment testing of property and equipment held for use requires determining recoverability based on undiscounted estimated future cash flows, and if the undiscounted cash flows are less than the carrying amounts, the fair value of those assets. This process involves significant judgment. The most significant property and equipment the Company holds relate to its bitcoin mining and AI / HPC leasing operations. The Company estimates the future cash flows related to its property and equipment using a number of key inputs, including but not limited to bitcoin price, bitcoin network difficulty, power cost, cash flows from hosting arrangements, and cash flows from leasing contracts. While no individual input is the most significant driver of the fair value of our mining operation, a significant decline in market value of bitcoin and the estimated residual value of our data center infrastructure would likely result in an impairment of our property and equipment.
Allowance for credit losses
The Company’s calculation of allowance for credit losses involves judgment in applying various assumptions including valuation of collateral, loss in value of collateral, and the Company’s ability to liquidate collateral in an event of default. Most of the Company’s loans are over collateralized, and the Company has the ability to request additional collateral to maintain a required loan to value ratio. The Company uses the practical expedient under ASC 326-20-35-6 to estimate credit losses based on the fair value of the collateral. However, a rapid loss in value of collateral assets could affect the Company’s estimate of expected credit losses. For example, a reduction in the price of digital asset collateral by 20% would increase the allowance for credit losses by $2.9 million as of March 31, 2025.
Recent Accounting Pronouncements
See Note 2 to GDH LP’s consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statements of financial position included in this prospectus.
Components of Results of Operations
Revenue
•Digital assets sales: Gross sales proceeds from sales of digital intangible assets.
•Fees: Performance and management fees for unconsolidated funds, for which the Company acts as the general partner and / or manager. Additionally, this includes fees received for investment advisory services including mergers and acquisition advisory, as well as fees earned through technology licensing, mining hosting operations, and mining equipment lease income.
•Blockchain rewards: Blockchain generated digital assets and transaction fees earned for proof-of-stake validation, also referred to as staking.
•Proprietary mining: Bitcoin rewards from proprietary digital asset mining.
•Lending: The return that is earned from digital assets and fiat currencies lent to counterparties.
Gains / (losses) from operations
•Net gain / (loss) on digital assets: Realized and unrealized gains / (losses) from changes in the fair value of digital assets that are measured using fair value in accordance with our accounting policies, including mark-to-market on applicable digital intangible assets for the periods starting on or after January 1, 2023 when we adopted ASU 2023-08. Additionally, this includes net gains resulting from the return of Digital intangible assets borrowed and Collateral payable. Digital assets borrowed and Collateral payable digital asset liabilities each contain an embedded derivative that is valued based on the market prices of the underlying digital assets; prior to the adoption of ASU 2023-08, the corresponding Digital intangible assets were held at the lower of cost or lowest observable fair value. Upon repayment of the digital asset loans, the impaired digital intangible assets had a lower carrying value than the liabilities, resulting in a gain on extinguishment of the Digital asset loans payable. Other digital asset balances such as Digital assets receivable, digital assets posted as collateral, and Digital assets loan receivable, net of allowance are also measured at the fair value of the underlying digital assets and the resulting fluctuations are also included in Net gain / (loss) on digital assets.
•Net gain / (loss) on investments: Gains / (losses) from the changes in fair value of investments, as well as the gain / (loss) from sales of investments held by the Company.
•Net gain / (loss) on derivatives trading: Change in fair value of derivative assets and liabilities, resulting from contracts held by the Company for trading purposes.
Operating expenses
Operating expenses consist of transaction expenses, compensation and benefits, general and administrative, technology, professional fees, and exchangeable notes interest expense.
Transaction expenses
Transaction expenses consist of the following:
•Digital assets sales costs: Carrying value of digital assets sold, net of impairment if applicable, allocated on a first-in-first-out basis.
•Impairment of digital assets: Impairment loss from digital intangible assets which have been marked to the lower of cost or lowest observable fair value in the current period.
•Blockchain reward distributions: As a principal in the provision of staking services, the Company recognizes the amount of staking rewards earned by third-parties utilizing the Company’s validation infrastructure as part of its operating expenses.
•Borrowing costs: Costs of borrowing digital assets and fiat from clients and counterparties. Borrowed digital assets and fiat are utilized in our trading and lending operations.
•Mining and hosting costs: Mining power costs, including realized and unrealized gains and losses on power purchase agreements, hosting fee expense and costs of mining equipment recognized through sales-type finance leases.

Results of Operations
Below is a discussion of our interim period results of operations for the three months ended March 31, 2025 compared to the three months ended March 31, 2024, followed by a discussion of our annual period results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 and the year ended December 31, 2023 compared to the year ended December 31, 2022, as well as our financial position as of March 31, 2025, December 31, 2024 and 2023. The results of operations presented below should be reviewed in conjunction with GDH LP’s consolidated financial statements and notes thereto included elsewhere in this prospectus.
The Company early adopted ASU 2023-08, published in December 2023, requiring the majority of our digital assets to be measured at fair value each period, beginning with the fiscal year starting January 1, 2023. Prior periods remain at lower of cost or fair value accounting for digital intangible assets.
Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024
The table below presents our results of operations for the three months ended March 31, 2025 and 2024.

	Three Months Ended March 31,
(in thousands)	2025	2024	Change	% Change
Revenues	$12,976,206	$9,335,372	$3,640,834	39%
Net gain / (loss) on digital assets	(18,223)	346,393	(364,616)	(105)%
Net gain / (loss) on investments	(133,167)	63,018	(196,185)	(311)%
Net gain / (loss) on derivatives trading	31,059	83,640	(52,581)	(63)%
Revenues and gains / (losses) from operations	12,855,875	9,828,423	3,027,452.291	31%
Operating expenses:
Transaction expenses	13,059,439	9,313,616	3,745,823	40%
Compensation and benefits	56,953	61,071	(4,118)	(7)%
General and administrative	86,575	19,685	66,890	340%
Technology	9,887	6,492	3,395	52%
Professional fees	20,772	13,629	7,143	52%
Notes interest expense	14,071	6,976	7,095	102%
Total operating expenses	13,247,697	9,421,469	3,826,228	41%
Other income / (expense):
Unrealized gain / (loss) on notes payable – derivative	89,606	(9,713)	99,319	(1,023)%
Other income / (expense), net	672	213	459	215%
Total other income / (expense)	90,278	(9,500)	99,778	(1,050)%
Net income / (loss) before taxes	$(301,544)	$397,454	$(698,998)	(176)%
Income taxes expense / (benefit)	(6,112)	9,327	(15,439)	(166)%
Net income / (loss)	$(295,432)	$388,127	$(683,559)	(176)%

Revenues and gains from operations
Revenue

	Three Months Ended March 31,
(in thousands)	2025	2024	Change	% Change
Digital assets sales	$12,849,569	$9,257,178	$3,592,391	39%
Fees	11,516	28,128	(16,612)	(59)%
Blockchain rewards	71,112	10,274	60,838	592%
Proprietary mining	11,236	20,128	(8,892)	(44)%
Revenues from contract with customers	12,943,433	9,315,708	3,627,725	39%

Blockchain rewards from non-customers(1)	5,364	2,910	2,454	84%
Lending	27,409	16,754	10,655	64%
Total revenues	$12,976,206	$9,335,372	$3,640,834	39%
______________
(1)Includes blockchain rewards earned from decentralized finance protocols and third-party staking infrastructure.
Total revenues were $13.0 billion, an increase of $3.6 billion, or 39%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024, driven by a $3.6 billion increase in Digital assets sales. Galaxy recognizes revenue from transactions with customers, which include centralized trading platforms, and the corresponding Digital asset sales cost on a gross basis because of its role as principal in sales and purchases of digital intangible assets. The significant volume of Galaxy’s digital intangible asset transactions results in significant Digital assets sales revenue with corresponding digital asset sales cost reflected in Transaction expenses. As a result, the magnitude of changes in Revenue on the Company’s statement of operations overshadow other parts of the business, but are predominantly offset by Transaction expenses in Net income.
Digital assets sales were $12.8 billion, an increase of $3.6 billion, or 39% for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. The increase was primarily driven by the higher price of bitcoin. Digital assets sales associated with external customer facing trades are reflected in the Digital Assets segment.
Sales of bitcoin, ether and tether made up 81% and 97% of Digital assets sales for the three months ended March 31, 2025 and 2024, respectively. Approximately 49% of Digital asset sales revenue for the three months ended March 31, 2025 was comprised of the sale of bitcoin, compared to 70% of Digital assets sales revenue for the three months ended March 31, 2024. Approximately 19% of Digital asset sales revenue for the three months ended March 31, 2025 was comprised of the sale of ether, compared to 13% of Digital assets sales revenue for the three months ended March 31, 2024.
Fee revenue was $11.5 million, a decrease of $16.6 million, or 59%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. This decrease was primarily attributable to the elimination of hosting services at the Helios site during the first quarter of 2025 in anticipation of the data center conversion. No mining hosting revenue was generated during the three months ended March 31, 2025 as compared to mining hosting revenue of $10.1 million during the three months ended March 31, 2024. In addition, fees attributable to the management of assets in the FTX estate have decreased as the assets are liquidated per Galaxy’s mandate.
Blockchain rewards from customers were $71.1 million for the three months ended March 31, 2025, an increase of $60.8 million, compared to the three months ended March 31, 2024. The increase was attributable to validator operation revenue. Galaxy launched proof of stake (“PoS”) validation infrastructure services (reflected within the Digital Assets segment) in late 2023 to which third party and proprietary digital assets may be bonded on PoS networks to generate blockchain rewards. The delegation of restricted SOL, acquired from the FTX bankruptcy estate with an initial value in excess of a billion dollars by the non-consolidated sponsored Galaxy Digital Crypto

Vol Fund, starting in the second quarter of 2024, and the acquisition of CMF in July 2024 contributed to the increased Blockchain rewards from customers earned in the three months ended March 31, 2025 as compared to the three months ended March 31, 2024. The net portion of the blockchain rewards retained by Galaxy earned on third party digital assets bonded to Galaxy validator nodes, including the CPO, was between 4% and 10% as of March 31, 2025. Blockchain rewards from customers generated by the Digital Assets segment on Treasury and Corporate digital assets are eliminated on consolidation within the Treasury and Corporate segment. Blockchain rewards earned from non-customers are primarily generated from participation in various decentralized finance protocols. The yield generated from these activities are primarily driven by the value of the underlying digital asset at the time of receipt and the various incentives provided by the protocols to participants.
Proprietary mining was $11.2 million, a decrease of $8.9 million, or 44%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. The decrease is primarily attributable to lower hash price that resulted from the halving of the bitcoin network in April 2024. Mining activities are reflected within the Treasury and Corporate segment.
Lending was $27.4 million, an increase of $10.7 million, or 64%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. This increase was primarily attributable to the increased size of the loan book and higher rates on the new loans. The average loan book size for the three months ended March 31, 2025 was $874.0 million compared to $493.6 million for the three months ended March 31, 2024. Counterparty loan originations were $1.0 billion for the three months ended March 31, 2025 compared to $168.4 million for the three months ended March 31, 2024. External lending revenue is reflected within the Digital Assets segment.
Gains / (losses) from operations
Net loss on digital assets was $18.2 million for the three months ended March 31, 2025, compared to a Net gain on digital assets of $346.4 million for the three months ended March 31, 2024. The loss on digital assets during the three months ended March 31, 2025 was driven by net losses on ether and bitcoin of approximately $25 million. Galaxy transacts significantly in and holds net long positions predominantly in bitcoin and ether which decreased in value by 12% and 45%, respectively, in the three months ended March 31, 2025. The net gain or loss on digital assets not measured at fair value depends on the difference in value of the underlying digital asset between the time of recognition and derecognition. Net gain on digital financial assets in the three months ended March 31, 2025 was driven by decreased valuations for digital assets from Galaxy’s net borrowed positions in these assets, which include certain tokenized financial instruments. Net gain / (loss) on digital assets is reflected in both the Digital Assets and Treasury and Corporate segments depending on the underlying activity.
The primary drivers for the net gains and losses on digital assets were as follows:

	Three months ended March 31,
(in thousands)	2025	2024	Change	% Change
Net gain/(loss) on digital intangible assets measured at fair value	$(116,564)	$273,916	$(390,480)	(143)%
Net gain/(loss) on digital intangible assets not measured at fair value (1)	80,570	72,118	8,452	12%
Net gain/(loss) on digital financial assets measured at fair value(2)	17,771	359	17,412	4,850%
Net gain/(loss) on digital assets	$(18,223)	$346,393	$(364,616)	(105)%
_______________
(1)Includes gain on derecognition of impaired digital assets.
(2)Includes gains and losses on tokenized financial assets such as U.S. Treasuries as well as tokenized variable debt tokens.
Net loss on investments was $133.2 million for the three months ended March 31, 2025, compared to a Net gain on investments of $63.0 million for the three months ended March 31, 2024. The net loss for the three months ended March 31, 2025 was primarily attributable to net losses on bitcoin ETFs and the sponsored Galaxy Digital Crypto Vol Fund. The net gain for the three months ended March 31, 2024 was primarily attributable to unrealized gains on the Company’s investments in bitcoin ETFs, Mt. Gox Investment Fund LP, the sponsored Galaxy Digital Crypto Vol Fund LLC and the Company’s seed investment in its actively managed sponsored fund Galaxy Liquid Alpha

Fund, LP, as well as realized gains on the sale of investments including the FTX bankruptcy claims, partially offset by realized losses on short positions. Net gains and losses on proprietary investments are reflected in the Treasury and Corporate segment.
Net gain on derivatives trading was $31.1 million, a decrease of $52.6 million, or 63%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. Derivatives trading gains include proprietary trading and hedging activities. The decrease was primarily attributable to a $58.2 million decrease of realized and unrealized gains on settled and unsettled digital asset derivatives, partially offset by an increase of $6.8 million in realized and unrealized gains on settled and unsettled interest rate derivatives. Net gain / (loss) on derivatives is reflected in both the Digital Assets and Treasury and Corporate segments dependent on the underlying activity.
Net derivative gain represents gains / (losses) from settled derivative trades and gains / (losses) on open derivatives. It was driven by the following free-standing derivatives:

	Three Months Ended March 31, 2025
(in thousands)	Gains / (losses) on open derivatives	Gains / (losses) from settled derivative trades	Net gain on derivatives trading
Digital assets(1)	$52,711	$(49,998)	$2,713
Foreign currencies	3,918	2,780	6,698
Interest rates	(495)	2,020	1,525
Equity securities	(1,407)	21,290	19,883
Commodities	(495)	735	240
Total	$54,232	$(23,173)	$31,059
________________
(1)Galaxy actively hedged its exposure to restricted digital assets and digital asset receivables, which contributed $9.8 million to Net derivative gains in the three months ended March 31, 2025.

	Three months ended March 31, 2024
(in thousands)	Gains / (losses) on open derivatives	Gains / (losses) from settled derivative trades	Net gain on derivatives trading
Digital assets(1)	$(49,537)	$110,418	$60,881
Foreign currencies	5,164	(2,773)	2,391
Interest rates	(4,456)	(828)	(5,284)
Equity securities	(6,048)	30,185	24,137
Commodities	(416)	1,932	1,516
Total	$(55,293)	$138,934	$83,641
_______________
(1)Galaxy actively hedged its exposure to restricted digital assets and digital asset receivables, which contributed $13.8 million to Net derivative losses in the three months ended March 31, 2024.

Operating expenses
Transaction expenses

	Three Months Ended March 31,
(in thousands)	2025	2024	Change	% Change
Digital assets sales costs	$12,839,085	$9,247,968	$3,591,117	39%
Impairment of digital assets	112,429	25,525	86,904	340%
Blockchain reward distributions	56,446	379	56,067	n/m
Borrowing costs	33,838	17,883	15,955	89%
Mining costs	5,534	15,255	(9,721)	(64)%
Other transaction expenses	12,107	6,606	5,501	83%
Transaction expenses	$13,059,439	$9,313,616	$3,745,823	40%
Digital assets sales cost was $12.9 billion, an increase of $3.6 billion, or 39%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. This was primarily driven by the higher price of bitcoin. Digital assets sales cost must be analyzed in conjunction with Impairment of digital assets. As a percentage of Digital assets sales, Digital assets sales costs and Impairment of digital assets collectively were approximately 100% for the three months ended March 31, 2025 and 2024. Digital assets sales cost associated with external customer facing trades are reflected in the Digital Assets segment.
Impairment of digital assets was $112.4 million, an increase of $86.9 million, or 340%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. This increase was primarily attributable to the mix of digital intangible assets with which the Company transacted; specifically higher exposure to digital assets which convey enforceable rights to Galaxy over the underlying assets, such as digital assets from many decentralized finance protocols and wrapped tokens, during the three months ended March 31, 2025, as compared to the same period last year, resulted in higher impairment as the associated assets typically do not qualify for fair value treatment under ASU 2023-08 adopted by the Company as of January 1, 2023. The price of many digital assets also decreased during the three months ended March 31, 2025, whereas during the three months ended March 31, 2024, the prices of digital assets generally increased. Impairment of digital assets includes expense associated with digital intangible assets held at lower of cost or market that were sold during the period and those digital intangible assets still held by Galaxy at the end of the period. Impairment of digital assets is reflected in both the Digital Assets and Treasury and Corporate segments depending on the ownership of the underlying assets.
Blockchain reward distributions were $56.4 million for the three months ended March 31, 2025 compared to $0.4 million for the three months ended March 31, 2024. Galaxy launched validators in 2023 (reflected within the Digital Assets segment) to which third party and proprietary digital assets may be bonded on PoS networks to generate blockchain rewards. Blockchain reward distributions represent the staking rewards earned on third party assets staked on Galaxy validators which are passed on to the third parties, net of the fees which Galaxy charges. The delegation of restricted SOL, acquired from the FTX bankruptcy estate with an initial value in excess of a billion dollars by the non-consolidated sponsored Galaxy Digital Crypto Vol Fund, starting in the second quarter of 2024, and the acquisition of CMF in July 2024 contributed to the increased Blockchain rewards and associated Blockchain reward distributions earned in the three months ended March 31, 2025 as compared to the three months ended March 31, 2024. The net portion of the blockchain rewards retained by Galaxy earned on third party digital assets bonded to Galaxy validator nodes, including the CPO, was between 4% and 10% as of March 31, 2025. Blockchain reward distributions generated by the Digital Assets segment on Treasury and Corporate digital assets are eliminated on consolidation within the Treasury and Corporate segment.
Borrowing costs were $33.8 million, an increase of $16.0 million, or 89%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024, primarily due to higher average borrowing volumes supporting increased operational activity.
Mining costs were $5.5 million, a decrease of $9.7 million, or 64%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. The decrease is primarily attributable to the termination of mining hosting contracts in anticipation of the data center conversion. Power costs are a significant part of mining business expense. Power purchase costs, net of credits were $8.6 million lower during the three months ended March 31, 2025 compared to the three months ended March 31, 2024. Galaxy had hashrate under management (“HUM”) attributable to its remaining bitcoin mining machines of 2.0 exahash as of March 31, 2025 compared to HUM of 5.7 exahash as of March 31, 2024. Mining activities are reflected within the Treasury and Corporate segment.
Other transaction expenses were $12.1 million, an increase of $5.5 million, or 83%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. Other transaction expenses include exchange, custodial and trading fees.
Compensation and benefits were $57.0 million, a decrease of $4.1 million, or 7%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024 due to the roll-off of equity based grants made to employees in 2021 with higher stock prices partially offset by an increase in headcount and a reduction of cash settled share based deferred bonus awards due to a reduction in Galaxy’s share price.
General and administrative expenses were $86.6 million, an increase of $66.9 million, or 340%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. The increase was primarily driven by loss on disposal and impairment of mining equipment of $57.0 million during the three months ended March 31, 2025. Depreciation and amortization of $13.6 million was included in General and administrative expenses for the three months ended March 31, 2025, an increase of $4.1 million compared to $9.5 million for the three months ended March 31, 2024.
Net Income/(Loss)
Galaxy generated Net loss of $295.4 million for the three months ended March 31, 2025, compared to Net income of $388.1 million for the three months ended March 31, 2024. The primary drivers of Net loss for the three months ended March 31, 2025 were a net loss on our investment portfolio, impairment of our mining equipment and operating expenses. Galaxy transacts significantly in bitcoin and ether which decreased 12% and 45% in value, respectively, during the period. Net trading gains and gains on our net long digital assets position were the drivers of Net income during the three months ended March 31, 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023
The table below presents our results of operations for the years ended December 31, 2024 and 2023.

	Year Ended December 31
(in thousands)	2024	2023	Change	% Change
Revenues	$42,596,673	$51,626,779	$(9,030,106)	(17)%
Net gain / (loss) on digital assets	634,557	333,450	301,107	90%
Net gain / (loss) on investments	258,791	97,827	160,964	165%
Net gain / (loss) on derivatives trading	267,769	151,583	116,186	77%
Revenues and gains / (losses) from operations	43,757,790	52,209,639	(8,451,849)	(16)%
Operating expenses:
Transaction expenses	42,741,776	51,592,423	(8,850,647)	(17)%
Compensation and benefits	265,591	219,256	46,335	21%
General and administrative	279,297	58,351	220,946	379%
Technology	30,510	20,107	10,403	52%
Professional fees	51,076	38,051	13,025	34%
Notes interest expense	30,804	27,285	3,519	13%
Total operating expenses	43,399,054	51,955,473	(8,556,419)	(16)%
Other income / (expense):
Unrealized gain / (loss) on notes payable – derivative	(31,727)	(9,603)	(22,124)	230%
Other income / (expense), net	2,774	(135)	2,909	(2,155)%
Total other income / (expense)	(28,953)	(9,738)	(19,215)	197%
Net income / (loss) before taxes	$329,783	$244,428	$85,355	35%
Income taxes expense / (benefit)	(16,939)	15,914	(32,853)	(206)%
Net income / (loss)	$346,722	$228,514	$118,208	52%
Revenues and gains from operations
Revenue

	Year Ended December 31,
(in thousands)	2024	2023	Change	% Change
Digital assets sales	$42,155,920	$51,488,120	$(9,332,200)	(18)%
Fees	103,194	50,811	52,383	103%
Blockchain rewards	180,814	5,685	175,129	3,081%
Proprietary mining	63,305	33,121	30,184	91%
Revenues from contract with customers	42,503,233	51,577,737	(9,074,504)	(18)%

Blockchain rewards from non-customers(1)	7,951	982	6,969	710%
Lending	85,489	48,060	37,429	78%
Total revenues	$42,596,673	$51,626,779	$(9,030,106)	(17)%
______________
(1)Includes blockchain rewards earned from decentralized finance protocols and third-party staking infrastructure.
Total revenues were $42.6 billion, a decrease of $9.1 billion, or 17%, for the year ended December 31, 2024, compared to the year ended December 31, 2023, driven by a $9.3 billion decrease in Digital assets sales. Galaxy recognizes revenue from transactions with customers, which include centralized trading platforms, and the corresponding Digital asset sales cost on a gross basis because of its role as principal in sales and purchases of digital intangible assets. The significant volume of Galaxy digital intangible asset transactions results in Digital assets sales revenue with corresponding digital asset sales cost reflected in Transaction expenses. As a result, changes in Revenue on the Company’s statement of operations overshadow other parts of the business, but are predominantly offset by Transaction expenses in Net income.
Digital assets sales was $42.2 billion, a decrease of $9.3 billion, or 18%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The decrease was primarily driven by curtailed activity from our high frequency trading business partially offset by higher digital asset prices. Our high frequency trading business, with its high volume of gross revenue, contributed approximately $31.1 billion to Digital assets sales revenues in the year ended December 31, 2023. Galaxy wound down the operations of Quantitative Principal Trading (“QPT”) in the fourth quarter of 2023 due to higher return opportunities that presented themselves elsewhere in the business, such as the development of our unified technology platform GalaxyOne, which we decided to prioritize for funding. As a result, QPT contributed no digital assets sales to the year ended December 31, 2024. Digital assets sales associated with external customer facing trades are reflected in the Digital Assets segment.
Sales of bitcoin, ether and tether made up 88% and 95% of Digital assets sales in the year ended December 31, 2024 and 2023, respectively. Approximately 58% of Digital asset sales revenue in the year ended December 31, 2024 was comprised of the sale of bitcoin, compared to 54% of Digital assets sales revenue in the year ended December 31, 2023. Approximately 13% of Digital asset sales revenue in the year ended December 31, 2024 was comprised of the sale of ether, compared to 21% of Digital assets sales revenue in the year ended December 31, 2023.
Fee revenue was $103.2 million, an increase of $52.4 million, or 103%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. This increase was primarily attributable to growth in our operating businesses, with management fees of $62.5 million generated during the year ended December 31, 2024 as compared to $19.5 million during the year ended December 31, 2023 and mining hosting revenue of $31.6 million generated during the year ended December 31, 2024 as compared to $24.3 million during the year ended December 31, 2023.
Blockchain rewards from customers were $180.8 million for the year ended December 31, 2024, an increase of $175.1 million compared to the year ended December 31, 2023. The increase was attributable to validator operation revenue (reflected within the Digital Assets segment). Galaxy launched validators in late 2023 to which third party and proprietary digital assets may be bonded on PoS networks to generate blockchain rewards. The delegation of restricted SOL, acquired from the FTX bankruptcy estate with an initial value in excess of a billion dollars by the non-consolidated sponsored Galaxy Digital Crypto Vol Fund, starting in the second quarter of 2024, and the acquisition of CMF in July 2024 contributed to the increased Blockchain rewards earned in the year ended December 31, 2024. The net portion of the blockchain rewards retained by Galaxy earned on third party digital assets bonded to Galaxy validator nodes, including the CPO, was between 4% and 10% as of December 31, 2024. Blockchain rewards from customers generated by the Digital Assets segment on Treasury and Corporate digital assets are eliminated on consolidation within the Treasury and Corporate segment. Blockchain rewards earned from non-customers are primarily generated from participation in various decentralized finance protocols. The yield generated from these activities are primarily driven by the value of the underlying digital asset at the time of receipt and the various incentives provided by the protocols to participants.
Proprietary mining was $63.3 million, an increase of $30.2 million, or 91%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increased price of bitcoin drove the increase. Galaxy was mining 2.0 bitcoin per day during the fourth quarter of 2024, compared to 3.6 per day during the fourth quarter of 2023. Galaxy’s primary mining facility, Helios, was acquired in December 2022. Despite increased capacity from the build out of the Helios facility, the April 2024 Bitcoin Halving event resulted in a lower average number of bitcoin mined period over period. Mining activities are reflected within the Treasury and Corporate segment.
Lending was $85.5 million, an increase of $37.4 million, or 78%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. This increase was primarily attributable to the increased size of the loan book and higher rates on the new loans. The average loan book size for the year ended December 31, 2024 was

$639.9 million compared to $372.0 million for the year ended December 31, 2023. Counterparty loan originations were $2.3 billion for the year ended December 31, 2024 compared to $660.6 million for the year ended December 31, 2023. External lending revenue is reflected within the Digital Assets segment.
Gains / (losses) from operations
Net gain on digital assets was $634.6 million, an increase of $301.1 million, or 90%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The gain on digital assets during the year ended December 31, 2024 was driven by net realized and unrealized gains on bitcoin, including gains associated with the derecognition of receipt tokens associated with bitcoin, of $1.2 billion and offset by realized and unrealized losses from digital asset loans and collateral receivable/payable of approximately $944 million. In 2023, the gain on digital assets was driven by increased valuations for digital assets from Galaxy’s net long position in these assets. Galaxy holds net long positions predominantly in bitcoin and ether which increased in value by 155% and 91%, respectively, in 2023. Net gain on digital financial assets in the year ended December 31, 2023 resulted from treasury management activities in relation to USDC during the period when USDC temporarily lost its peg to the U.S. dollar in secondary market transactions in March 2023 in connection with the collapse of Silicon Valley Bank. Net gain / (loss) on digital assets is reflected in both the Digital Assets and Treasury and Corporate segments depending on the underlying activity.
The primary drivers for the net gains on digital assets were as follows:

	Year Ended December 31,
(in thousands)	2024	2023	Change	% Change
Net gain/(loss) on digital intangible assets measured at fair value, including impact of adoption of ASU 2023-08	$214,564	$288,709	$(74,145)	(26)%
Net gain/(loss) on digital intangible assets not measured at fair value (1)	428,903	32,938	395,965	1,202%
Net gain/(loss) on digital financial assets measured at fair value(2)	(8,910)	11,803	(20,713)	(175)%
Net gain on digital assets	$634,557	$333,450	$301,107	90%
_______________
(1)Includes gain on derecognition of impaired digital assets, as well as gains and (losses) resulting from digital asset loans receivable, digital asset loans payable, and associated digital assets posted or received as collateral.
(2)Includes gains and losses on tokenized financial assets such as U.S. Treasuries as well as tokenized variable debt tokens.
Net gain on investments was $258.8 million an increase of $161.0 million, or 165%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The 2024 net gain was primarily attributable to realized gains on distributions of digital assets, including bitcoin, and cash received from investments including Mt. Gox Investment Fund LP and the FTX bankruptcy claims partially offset by realized losses on short positions, as well as unrealized gains on the Company’s investments in BTC ETFs and the sponsored Galaxy Digital Crypto Vol Fund LLC. The net gain for the year ended December 31, 2023 was primarily attributable to realized gains on the sale of investments in block.One and Fireblocks, Ltd., as well as unrealized gains on Mt. Gox Investment Fund LP, FTX bankruptcy claims, Galaxy Liquid Crypto Fund, LP, and a general increase in the valuation of our remaining venture investments portfolio. Net gains and losses on proprietary investments are reflected in the Treasury and Corporate segment.
Net gain on derivatives trading was $267.8 million, an increase of $116.2 million, or 77%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. Derivatives trading gains include proprietary trading and hedging activities within our trading business. The increase was primarily attributable to a $92.1 million increase of realized and unrealized gains on settled and unsettled digital asset derivatives despite a decrease in our proprietary high frequency trading activities, as well as an increase of $24.8 million in realized gains on settled equity derivatives, partially offset by an increase of $10.1 million in unrealized losses on equity security derivatives. Net gain / (loss) on derivatives is reflected in both the Digital Assets and Treasury and Corporate segments dependent on the underlying activity.

Net derivative gain represents gains / (losses) from settled derivative trades and gains / (losses) on open derivatives. It was driven by the following free-standing derivatives:

	Year Ended December 31, 2024
(in thousands)	Gains / (losses) on open derivatives	Gains / (losses) from settled derivative trades	Net gain on derivatives trading
Digital assets(1)	$(47,514)	$284,087	$236,573
Foreign currencies	1,535	(2,911)	(1,376)
Interest rates	(3,116)	10,341	7,225
Equity securities	(4,912)	25,083	20,171
Commodities	(642)	5,818	5,176
Total	$(54,649)	$322,418	$267,769
__________________
(1)Galaxy actively hedged its exposure to restricted digital assets and digital asset receivables, which contributed $44.2 million to Net derivative gains in the year ended December 31, 2024.

	Year Ended December 31, 2023
(in thousands)	Gains / (losses) on open derivatives	Gains / (losses) from settled derivative trades	Net gain on derivatives trading
Digital assets(1)	$(1,112)	$145,618	$144,506
Foreign currencies	569	(4,405)	(3,836)
Interest rates	3,283	(5,177)	(1,894)
Equity securities	5,160	306	5,466
Commodities	(7)	(810)	(817)
Other	—	8,158	8,158
Total	$7,893	$143,690	$151,583
__________________
(1)Galaxy actively hedged its exposure to restricted digital assets and digital asset receivables, which contributed $(12.2) million to Net derivative gains in the year ended December 31, 2023.
Operating expenses
Transaction expenses

	Year Ended December 31
(in thousands)	2024	2023	Change	% Change
Digital assets sales costs	$42,131,155	$51,452,575	$(9,321,420)	(18)%
Impairment of digital assets	331,920	98,340	233,580	238%
Blockchain reward distributions	130,298	2,565	127,733	n/m
Borrowing costs	100,760	18,171	82,589	455%
Mining costs	47,643	20,772	26,871	129%
Transaction expenses	$42,741,776	$51,592,423	$(8,850,647)	(17)%
Digital assets sales cost was $42.1 billion, a decrease of $9.3 billion, or 18%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. This was primarily driven by curtailed activity from our high frequency trading business, as discussed in Digital assets sales above. Digital assets sales cost must be analyzed in conjunction with Impairment of digital assets. As a percentage of Digital assets sales, Digital assets sales costs and Impairment of digital assets collectively were approximately 100% for the year ended December 31, 2024 and 2023. Digital assets sales cost associated with external customer facing trades are reflected in the Digital Assets segment.

Impairment of digital assets was $331.9 million, an increase of $233.6 million, or 238%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. This increase was primarily attributable to the mix of digital intangible assets with which the Company transacted; specifically higher exposure to digital assets which convey enforceable rights to Galaxy over the underlying assets, such as digital assets from many decentralized finance protocols and wrapped tokens, during year ended December 31, 2024, as compared to the same period last year, resulted in higher impairment as the associated assets typically do not qualify for fair value treatment under ASU 2023-08 adopted by the Company as of January 1, 2023. Impairment of digital assets includes expense associated with digital intangible assets held at lower of cost or market that were sold during the period and those digital intangible assets still held by Galaxy at the end of the period. Impairment of digital assets is reflected in both the Digital Assets and Treasury and Corporate segments depending on the ownership of the underlying assets.
Blockchain reward distributions were $130.3 million for the year ended December 31, 2024 compared to $2.6 million for the year ended December 31, 2023 (reflected within the Digital Assets segment). Galaxy launched validators in 2023 to which third party and proprietary digital assets may be bonded on PoS networks to generate blockchain rewards. Blockchain reward distributions represent the staking rewards earned on third party assets staked on Galaxy validators which are passed on to the third parties, net of the fees which Galaxy charges. The delegation of restricted SOL, acquired from the FTX bankruptcy estate with an initial value in excess of a billion dollars by the non-consolidated sponsored Galaxy Digital Crypto Vol Fund, starting in the second quarter of 2024, and the acquisition of CMF in July 2024 contributed to the increased Blockchain rewards and associated Blockchain reward distributions earned in the year ended December 31, 2024. The net portion of the blockchain rewards retained by Galaxy earned on third party digital assets bonded to Galaxy validator nodes, including the CPO, was between 4% and 10% as of December 31, 2024. Blockchain reward distributions generated by the Digital Assets segment on Treasury and Corporate digital assets are eliminated on consolidation within the Treasury and Corporate segment.
Borrowing costs were $100.8 million, an increase of $82.6 million, or 455%, for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily due to higher average borrowing volumes supporting increased operational activity.
Mining costs were $47.6 million an increase of $26.9 million, or 129%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. Power costs associated with mining became a more significant part of our business expense as mining capacity expanded throughout 2023 and 2024 following the acquisition of the Helios mining data center in December 2022. Power purchase costs, net of credits were $27.6 million higher during the year ended December 31, 2024 compared to the year ended December 31, 2023. Galaxy had HUM of 6.1 exahash as of December 31, 2024 as opposed to HUM of 4.1 exahash as of December 31, 2023. Mining activities are reflected within the Treasury and Corporate segment.
Compensation and benefits were $265.6 million, an increase of $46.3 million, or 21%, for the year ended December 31, 2024, compared to the year ended December 31, 2023 primarily due to an increase in headcount and bonus accrual partially offset by the roll-off of equity based grants made to employees in 2021 with higher stock prices.
General and administrative expenses were $279.3 million, an increase of $220.9 million, or 379%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase was primarily driven by legal settlement expense of $182.5 million and depreciation and amortization which was $23.9 million higher during the year ended December 31, 2024.
Net Income/(Loss)
Galaxy generated Net income of $346.7 million, an increase of $118.2 million, or 52%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The primary drivers of Net income in the year ended December 31, 2024 were net trading gains and gains on our net long digital assets position. Galaxy transacts significantly in bitcoin and ether which increased 121% and 46%, respectively, in value during the period. Net trading gains and gains on our net long digital assets position were also the drivers of Net income during the year ended December 31, 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022
The table below presents our results of operations for the years ended December 31, 2023 and 2022.

	For the years ended December 31,
(in thousands)	2023	2022	Change	% Change
Revenues	$51,626,779	$119,825,847	$(68,199,068)	(57)%
Net gain / (loss) on digital assets	333,450	938,365	(604,915)	(64)%
Net gain / (loss) on investments	97,827	(464,918)	562,745	121%
Net gain / (loss) on derivatives trading	151,583	192,558	(40,975)	(21)%
Revenues and gains / (losses) from operations	52,209,639	120,491,852	(68,282,213)	(57)%
Operating expenses:
Transaction expenses	51,592,423	120,995,931	(69,403,508)	(57)%
Compensation and benefits	219,256	216,201	3,055	1%
General and administrative	58,351	148,770	(90,419)	(61)%
Technology	20,107	14,918	5,189	35%
Professional fees	38,051	28,223	9,828	35%
Notes interest expense	27,285	37,029	(9,744)	(26)%
Total operating expenses	51,955,473	121,441,072	(69,485,599)	(57)%
Other income / (expense):
Change in fair value of warrant liability	—	20,322	(20,322)	(100)%
Unrealized gain / (loss) on notes payable – derivative	(9,603)	57,998	(67,601)	(117)%
Other income / (expense), net	(135)	26,480	(26,615)	(101)%
Total other income / (expense)	(9,738)	104,800	(114,538)	(109)%
Net income / (loss) before taxes	$244,428	$(844,420)	$1,088,848	129%
Income taxes expense / (benefit)	15,914	(28,291)	44,205	156%
Net income / (loss)	$228,514	$(816,129)	$1,044,643	128%
Net income / (loss) attributed to:
Redeemable noncontrolling interests	—	(97,219)	97,219	(100)%
Unit holders of the Company	$228,514	$(718,910)	$947,424	132%
Revenues and gains from operations
Revenue

	For the years ended December 31,
(in thousands)	2023	2022	Change	% Change
Digital assets sales	$51,488,120	$119,724,879	$(68,236,759)	(57)%
Fees	50,811	34,271	16,540	48%
Blockchain rewards	5,685	7,510	(1,825)	(24)%
Proprietary mining	33,121	29,911	3,210	11%
Revenues from contracts with customers	51,577,737	119,796,571	(68,218,834)	(57)%

Blockchain rewards from non-customers	982	—	982	n/m
Lending	48,060	29,276	18,784	64%
Total revenues	$51,626,779	$119,825,847	$(68,199,068)	(57)%

Total revenues were $51.6 billion, a decrease of $68.2 billion, or 57%, for the year ended December 31, 2023, compared to the year ended December 31, 2022 driven by a $68.2 billion decrease in Digital assets sales. Galaxy recognizes revenue from transactions with customers, which include centralized trading platforms, and the corresponding Digital asset sales cost on a gross basis because of its role as principal in sales and purchases of digital intangible assets. The significant volume of Galaxy digital intangible asset transactions results in Digital assets sales revenue with corresponding digital asset sales cost reflected in Transaction expenses. As a result, changes in Revenue on the Company’s statement of operations overshadow other parts of the business, but are predominantly offset by Transaction expenses in Net income. Digital assets sales was $51.5 billion, a decrease of $68.2 billion, or 57%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease was primarily driven by curtailed activity from our high frequency trading business. Our high frequency trading business, with its high volume of gross revenue, contributed approximately $31.1 billion and $101.4 billion to Digital assets sales revenues in 2023 and 2022, respectively, a decrease of $70.3 billion. Galaxy wound down the operations of Quantitative Principal Trading (“QPT”) in the fourth quarter of 2023.
Sales of bitcoin, ether and Tether made up 95% and 97% of Digital assets sales in 2023 and 2022, respectively. Approximately 54% of Digital asset sales revenue in 2023 was comprised of the sale of bitcoin, compared to 51% of Digital assets sales revenue in 2022. Approximately 21% of Digital asset sales revenue in 2023 was comprised of the sale of ether, compared to 23% of Digital assets sales revenue in 2022. Digital assets sales associated with external customer facing trades are reflected in the Digital Assets segment.
Fees were $50.8 million, an increase of $16.5 million, or 48%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This increase was primarily attributable to mining hosting revenue of $24.3 million, which was a new source of revenue in 2023 since the Helios data center acquisition in December 2022, offset by lower fees from investment banking.
Blockchain rewards from customers and blockchain rewards from non-customers were $5.7 million and $1.0 million, respectively, for the year ended December 31, 2023, resulting in a total decrease in blockchain rewards of $0.8 million, compared to the year ended December 31, 2022. The decrease was attributable to lower staking rewards in 2023, partially offset by validator operation revenue. Galaxy launched validators in 2023 to which third party and proprietary digital assets may be bonded on PoS networks to generate blockchain rewards.
Proprietary mining was $33.1 million, an increase of $3.2 million, or 11%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. Galaxy’s primary mining facility, Helios, was acquired in December 2022. The build out of the new facility resulted in increasing capacity over the course of 2023. At the end of 2023, Galaxy was mining approximately 4.0 bitcoin per day, compared to 1.2 per day at the end of 2022. Prior to the Helios acquisition, Galaxy relied on third-party data centers hosting Galaxy mining machines. Mining activities are reflected within the Treasury and Corporate segment.
Lending was $48.1 million, an increase of $18.8 million, or 64%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This increase was primarily attributable to the increased size of the loan book and higher rates on the new loans, which originated after the year ended December 31, 2022 and have been outstanding for the year ended December 31, 2023. External lending revenue is reflected within the Digital Assets segment.
Gains / (losses) from operations
Net gain on digital assets was $333.5 million for the year ended December 31, 2023, as compared to a net gain of $938.4 million for the year ended December 31, 2022. For the fiscal year starting January 1, 2023 Galaxy early adopted ASU 2023-08, requiring a majority of digital assets in which Galaxy transacts to be measured at fair value. Prior to the adoption of ASU 2023-08, Galaxy measured all digital intangible assets to the lower of cost or fair value.
The financial statements for periods prior to January 1, 2023 were not adjusted with the adoption of ASU 2023-08, and an opening period adjusting entry was recorded in Unit holders’ capital as of January 1, 2023. Periods prior to January 1, 2023 reflect lower of cost or fair value for all digital intangible assets. As overall prices for digital assets decreased in 2022, Galaxy recorded an impairment expense, which is reversed through net gains on digital assets when the impaired digital assets are derecognized for an amount higher than the carrying value. As the majority of the digital intangible assets were not subject to impairment during 2023, the resulting net gain on derecognition was materially reduced and primarily related to decentralized finance protocol tokens that were not measured using fair value.
In 2023 with the adoption of fair value accounting for the digital intangible assets in scope of ASC 350-60, the gain on digital assets was driven by increased valuations for digital assets from Galaxy’s net long position in these assets. Galaxy holds net long positions predominantly in bitcoin and ether which increased in value by 155% and 91%, respectively, in 2023. In addition, net gain on digital financial assets in the three months ended March 31, 2023 resulted from treasury management activities in relation to USDC during the period when USDC lost its peg to the U.S. dollar in March 2023.
Net gain / (loss) on digital assets is reflected in both the Digital Assets and Treasury and Corporate segments depending on the underlying activity.
The primary drivers for the net gains on digital assets were as follows:

	Year ended
(in thousands)	2023	2022	Change	% Change
Net gain on digital intangible assets measured at fair value, including impact of adoption of ASU 2023-08	$288,709	$—	$288,709	n/m
Net loss on digital intangible assets held in consolidated funds measured at fair value	—	(174,082)	174,082	n/m
Net gain on digital intangible assets not measured at fair value (1)	32,938	1,117,350	(1,084,411)	(97)%
Net gain/(loss) on digital financial assets measured at fair value	11,803	(4,903)	16,705	(341)%
Net gain on digital assets	$333,450	$938,365	$(604,915)	(64)%
_______________
(1)Includes gain on derecognition of impaired digital assets, as well as gains and (losses) resulting from digital asset loans receivable, digital asset loans payable, and associated digital assets posted or received as collateral.
Net gain on investments was $97.8 million for the year ended December 31, 2023, as compared to a net loss of $464.9 million for the year ended December 31, 2022. The gain was primarily attributable to gains on the sale of Block.one common stock, partial sale of Galaxy’s investment in Fireblocks Ltd., as well as increases in the fair value of the Company’s investments in Mt. Gox Investment Fund LP, FTX bankruptcy claims, Galaxy Liquid Crypto Fund, LP, and a general increase in the valuation of our remaining venture investments portfolio, partially offset by realized losses on short positions. The losses in 2022 were driven by reduced valuations on our investment portfolio, driven primarily by decreased values of digital assets. Net gains and losses on proprietary investments are reflected in the Treasury and Corporate segment.
Net gain on derivatives trading was $151.6 million, a decrease of $41.0 million, or 21%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. Derivatives trading gains include proprietary trading and hedging activities within the GAM segment. The decrease was driven by a decrease in our proprietary trading activities. The high frequency trading business we wound down in 2023 captured spreads between spot and derivative prices for digital assets. Generally, for high frequency trading, we were long spot and short derivatives. As a result in 2022 with declining digital assets prices, we had gains in Derivatives offset by impairment losses on Digital assets. In addition, the year ended December 31, 2022 included large gains from proprietary macro hedges such as interest rates and foreign exchange. Net gain / (loss) on derivatives is reflected in both the Digital Assets and Treasury and Corporate segments dependent on the underlying activity.
Net derivative gain represents gains / (losses) from settled derivative trades and gains / (losses) on open derivatives. It was driven by the following free-standing derivatives:

	December 31, 2023
(in thousands)	Gains / (losses) on open derivatives	Gains / (losses) from settled derivative trades	Net gain on derivatives trading
Digital assets(1)	$(1,112)	$145,618	$144,506
Foreign currencies	569	(4,405)	(3,836)
Interest rates	3,283	(5,177)	(1,894)
Equity securities	5,160	306	5,466
Commodities	(7)	(810)	(817)
Other	—	8,158	8,158
Total	$7,893	$143,690	$151,582
________________
(1)Galaxy actively hedged its exposure to a restricted digital asset via digital asset swaps and futures which contributed to a $12.2 million loss to Net derivative gains in 2023.

	December 31, 2022
(in thousands)	Gains / (losses) on open derivatives	Gains / (losses) from settled derivative trades	Net gain on derivatives trading
Digital assets(1)	$(4,283)	$96,789	$92,506
Foreign currencies	3,004	6,888	9,892
Interest rates	3,136	27,635	30,772
Equity Securities	1,455	55,917	57,373
Commodities	482	1,533	2,015
Total	$3,794	$188,763	$192,557
_______________
(1)Galaxy actively hedged its exposure to digital asset receivables via digital asset swaps and futures which contributed to a $27.7 million loss to Net derivative gains in 2022.
Operating expenses
Transaction expenses

	For the years ended December 31,
(in thousands)	2023	2022	Change	% Change
Digital assets sales costs	$51,452,575	$114,820,254	$(63,367,679)	(55)%
Impairment of digital assets	98,340	6,124,848	(6,026,508)	(98)%
Blockchain infrastructure costs	2,565	—	2,565	n/m
Borrowing costs	18,171	35,457	(17,286)	(49)%
Mining costs	20,772	15,372	5,400	35%
Transaction expenses	$51,592,423	$120,995,931	$(69,403,508)	(57)%
Digital assets sales cost was $51.5 billion, a decrease of $63.4 billion, or 55%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This was primarily driven by decreased trading volume, as discussed in Digital assets sales above. Digital assets sales cost must be analyzed in conjunction with Impairment of digital assets. Prior to Galaxy’s adoption of ASU 2023-08 as of January 1, 2023, the cost basis of all Digital intangible assets was impaired when the carrying amount exceeded fair value at any time the asset was controlled by

Galaxy prior to sale. After the adoption of the new accounting guidance requiring fair value accounting for the majority of our digital assets, fewer digital assets were subject to impairment. As a percentage of Digital assets sales, Digital assets sales costs and Impairment of digital assets collectively were 100% and 101% for the years ended December 31, 2023 and 2022, respectively. Digital assets sales cost associated with external customer facing trades are reflected in the Digital Assets segment.
Impairment of digital assets was $98.3 million, a decrease of $6.0 billion, or 98%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This decrease was primarily attributable to the adoption of fair value accounting for the majority of digital assets in which we transact under ASU 2023-08, as well as the trajectory of digital asset prices which were generally increasing in 2023 as compared to decreasing in the prior year. Impairment of digital assets includes expense associated with digital intangible assets sold during the period and those still held by Galaxy at December 31, 2023. Impairment of digital assets is reflected in both the Digital Assets and Treasury and Corporate segments depending on the ownership of the underlying assets.
Blockchain infrastructure costs
Blockchain infrastructure costs were $2.6 million for the year ended December 31, 2023. Galaxy launched validators in 2023 to which third party and proprietary digital assets may be bonded on PoS networks to generate blockchain rewards. Blockchain infrastructure costs represent the staking rewards earned on third party assets staked on Galaxy validators which are passed on to the third parties, net of the fees which Galaxy charges.
Borrowing costs were $18.2 million, a decrease of $17.3 million, or 49%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily due to a decrease in Digital assets borrowed due to subdued trading environment and the corresponding curtailed needs from our trading groups.
Mining costs were $20.8 million, an increase of $5.4 million, or 35%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. Power costs associated with mining became a more significant part of our business expenses in 2023 with the acquisition of the Helios mining data center in December 2022. The increase in cost was partially offset by a decrease in the cost of leasing of mining equipment to third parties, which was not applicable to the year ended December 31, 2023. Mining activities are reflected within the Treasury and Corporate segment.
Compensation and benefits were $219.3 million, an increase of $3.1 million, or 1%, for the year ended December 31, 2023, compared to the year ended December 31, 2022 primarily due to an increase in headcount partially offset by the roll-off of equity based grants made to employees in 2021 with higher stock prices.
General and administrative expenses were $58.4 million, a decrease of $90.4 million, or 61%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The decrease was primarily driven by significant non-recurring 2022 expenses including a $50.3 million impairment of mining equipment, $37.8 million of losses related to the FTX bankruptcy and a $10.1 million provision for credit losses in relation to a loan to Three Arrows Capital partially offset by higher depreciation and amortization in the year ended December 31, 2023.
Net Income/(Loss)
Galaxy generated net income attributed to unit holders of the Company of $228.5 million for 2023, compared with a net loss attributed to unit holders of the Company of $718.9 million for 2022 (Net income of $228.5 million for 2023, compared with a Net loss $816.1 million for 2022). The primary drivers of Net income in 2023 were net trading gains, gains on our net long digital assets position and appreciation of our investment portfolio. Galaxy transacts significantly in bitcoin and ether which increased 156% and 90%, respectively, in value during the year. In addition, our expenses in 2023 were lower from the prior year, which included impairment of mining assets and losses related to FTX and Three Arrows Capital.
The Net loss in 2022 was driven by unrealized losses on our investment portfolio, higher digital asset sales costs and impairment relative to digital assets sales, impairment of mining equipment, and losses related to FTX and Three Arrows Capital.

The following table represents select financial data of Galaxy and a presentation of significant changes in certain aspects of the cryptocurrency market for the past eight quarters:

	2025	2024				2023				2022
(in millions unless otherwise noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net gain / (loss) on digital assets	$(18.2)	$198.2	$112.0	$(22.0)	$346.4	$281.2	$(17.0)	$23.8	$45.4	$97.3	$104.0	$489.2	$247.8
Net gain / (loss) on investments	$(133.2)	$284.0	$13.3	$(101.5)	$63.0	$37.6	$(3.0)	$(15.2)	$78.4	$(144.1)	$(27.2)	$(286.5)	$(7.2)
Quarter over quarter fluctuation:
Bitcoin(1)	(12)%	48%	1%	(12)%	69%	57%	(11)%	7%	73%	(15)%	(2)%	(56)%	(2)%
Ether(1)	(42)%	27%	(24)%	(6)%	57%	35%	(11)%	6%	50%	(8)%	18%	(67)%	(11)%
Cryptocurrency market capitalization(1)	(19)%	51%	(4)%	(14)%	64%	53%	(9)%	0%	50%	(16)%	7%	(57)%	(7)%
Bitcoin price(2)	$82.5	$93.4	$63.3	$62.7	$71.3	$42.3	$27.0	$30.5	$28.5	$16.5	$19.4	$19.8	$45.5
Ether price(2)	$1.9	$3.3	$2.6	$3.4	$3.6	$2.3	$1.7	$1.9	$1.8	$1.2	$1.3	$1.1	$3.3
Cryptocurrency market capitalization(3)	$2,766	$3,394	$2,251	$2,333	$2,702	$1,648	$1,079	$1,191	$1,190	$794	$942	$882	$2,044
________________
(1)Represents percentage difference by quarter for bitcoin, ether, and cryptocurrency market capitalization values noted below.
(2)Represents coinmarketcap.com quoted price as of 23:59 UTC for bitcoin and ether. Amounts shown in thousands.
(3)Represents market capitalization data from coinmarketcap.com through September 30, 2024 and from coingecko.com starting with the period ended December 31, 2024 through March 31, 2025. Amounts shown in billions.
Net gain / (loss) on digital assets and investments have historically been correlated with fluctuations in the prices of bitcoin and ether as demonstrated in the table above. Net gain /loss on digital assets for periods prior to January 1, 2023 were not adjusted with the adoption of ASU 2023-08, as such those amounts include the gains realized upon the derecognition of impaired digital assets. As Galaxy’s operating businesses in the Digital Assets and Data Center segments mature, digital asset prices are anticipated to have a proportionally less significant impact on Net income in the future.
Components of Financial Position
The following represents selected financial data and a discussion of significant changes.

	As of
(in millions)	March 31, 2025	December 31, 2024	Change	% Change
Digital intangible assets(1)	$2,138.9	$2,568.6	$(429.7)	(17)%
Digital financial assets	514.5	359.7	154.8	43%
Digital assets loans receivable	280.1	579.5	(299.4)	(52)%
Assets posted as collateral - digital assets	506.6	277.1	229.5	83%
Digital assets receivable(1)	19.7	60.7	(41.0)	(68)%
Digital assets subtotal	3,459.8	3,845.6	(385.8)	(10)%

Digital assets borrowed(1)	1,767.1	1,497.6	269.5	18%
Collateral payable - digital assets	894.1	1,324.7	(430.6)	(33)%
Digital asset liabilities subtotal	2,661.2	2,822.3	(161.1)	(6)%

Investments(1)	1,281.8	1,643.5	(361.7)	(22)%
Property and equipment	262.2	237.0	25.2	11%

Total assets	$6,336.2	$7,119.9	$(783.7)	(11)%
Total liabilities	$4,434.5	$4,925.5	$(491.0)	(10)%
______________________
(1)Includes current and non-current portion.

As of March 31, 2025, our digital asset balances were $3.5 billion, a decrease of $385.8 million from December 31, 2024. This decrease was driven by a broad decrease in digital asset prices which also drove the decrease of $186.7 million in our digital assets liabilities balances which totaled $2.7 billion as of March 31, 2025. The Company's largest digital asset holding as of both March 31, 2025 and December 31, 2024 was bitcoin. Over the same period, the price of bitcoin decreased 12%.
Investments decreased $361.7 million during the three months to $1.3 billion as of March 31, 2025. This decrease was primarily due to the exit of Xapo Holdings Limited investment after receipt of the final distribution, partial distributions received from the sponsored Galaxy Digital Crypto Vol Fund LLC, and unrealized losses of $254.2 million on investments still held at March 31, 2025. As of March 31, 2025 and December 31, 2024, Galaxy’s largest investments were bitcoin and ether spot ETF investments of $440.9 million and $669.2 million and limited partner interests in Galaxy sponsored funds totaling $331.0 million and $398.4 million, respectively. Only one other investment, Ripple, represented greater than 5% of the total Investments value as of March 31, 2025. Galaxy held a $71.2 million investment in Ripple as of March 31, 2025. As of December 31, 2024, no other remaining investment exceeded 5% of the total Investments balance.
Property and equipment increased $25.2 million during the three months to $262.2 million as of March 31, 2025. The increase was primarily due to investment in HPC infrastructure to build out our data center hosting facility at Helios in West Texas partially offset by a $49.2 million impairment of mining equipment and $9.3 million of disposals of mining equipment net carrying value associated with the data center conversion of our Helios campus.
Total assets decreased by $784 million during the period to $6.3 billion as of March 31, 2025 primarily due to the $362 million decrease in Investments and $350 million decrease in digital assets balances described above.
Total liabilities decreased by $491 million during the period to $4.4 billion as of March 31, 2025 primarily due to a decrease in collateral payable of $456.1 million, a decrease in loans payable of $165.5 million, and a decrease in notes payables of $81.4 million, partially offset by a $269.5 million increase in digital assets borrowed. The decrease in collateral payable (consistent with the decrease in lending receivable balances) and the decrease in loans payable were primarily driven by the decrease in the price of bitcoin as noted above. The decrease in the notes payable balance was driven by the fluctuation of the value on the embedded derivative which is pegged to Galaxy’s share price.

	As of
(in millions)	December 31, 2024	December 31, 2023	Change	% Change
Digital intangible assets(1)	$2,568.6	$1,013.8	$1,554.8	153%
Digital financial assets	359.7	74.4	285.3	383%
Digital assets loans receivable	579.5	104.5	475.0	455%
Assets posted as collateral - digital assets	277.1	316.1	(39.0)	(12)%
Digital assets receivable(1)	60.7	20.9	39.8	190%
Digital assets subtotal	3,845.6	1,529.7	2,315.9	151%

Digital assets borrowed(1)	1,497.6	398.3	1,099.3	276%
Collateral payable - digital assets	1,324.7	570.0	754.7	132%
Digital asset liabilities subtotal	2,822.3	968.3	1,854.0	191%

Investments(1)	1,643.5	735.1	908.4	124%
Property and equipment	237.0	213.3	23.7	11%

Total assets	$7,119.9	$3,594.3	$3,525.6	98%
Total liabilities	$4,925.5	$1,883.1	$3,042.4	162%
__________________
(1)Includes current and non-current portion.
As of December 31, 2024, our digital asset balances were $3.8 billion , an increase of $2.3 billion from December 31, 2023. This increase was driven by a broad increase in digital asset prices which also drove the increase of $1.9 billion in our digital assets liabilities balances which totaled $2.8 billion as of December 31, 2024. The Company's largest digital asset holding as of both December 31, 2024 and December 31, 2023 was bitcoin. Over the same period, the price of bitcoin increased 121.1%.
Investments increased $908.4 million during the year to $1.6 billion as of December 31, 2024. This increase was primarily due to new investments in bitcoin spot ETFs valued at $659.5 million as of December 31, 2024, and the $151.3 million investment in the Partnership's sponsored Galaxy Digital Crypto Vol Fund LLC, which acquired Solana from the FTX estate at the end of March 2024 and additional restricted digital assets in the second, third and fourth quarters of 2024. Bitcoin ETFs (“BTC ETFs”) were approved by the SEC and launched in January 2024. Unlike BTC, BTC ETFs can be utilized as a marginable security by traditional brokers and exchanges outside of the crypto industry.
Property and equipment increased $23.7 million to $237.0 million as of December 31, 2024. The increase was primarily due to the purchase of mining / data center infrastructure.
Total assets increased by $3.5 billion to $7.1 billion as of December 31, 2024 primarily due to the $908.4 million increase in Investments and $2.3 billion increase in digital assets balances described above.
Total liabilities increased by $3.0 billion to $4.9 billion as of December 31, 2024 primarily due to an increase in digital assets borrowed of $1.1 billion, an increase in collateral payable of $818.3 million, an increase in notes payables of $437.1 million, and an increase in loans payable of $417.6 million. Increases in digital assets loans payable and collateral payable were driven by increases in borrowing and lending activities, as well as an increase in the fair value of the underlying digital assets. Increases in loans payable were driven by the overall increase in business activity during the year. Loans payable increased without an equivalent increase in assets posted as collateral given improved market conditions and Galaxy’s standing in the industry; starting at the end of the first quarter of 2024, the Partnership was in a position to borrow digital assets without posting collateral. Notes payable increased as a result of Galaxy’s issuance of an aggregate principal amount of $402.5 million of 2.500% exchangeable senior notes in November 2024 that will mature in 2029, unless earlier exchanged, redeemed, or repurchased.
Liquidity and Capital Resources
We held $509.4 million in cash and cash equivalents as of March 31, 2025, an increase of $47.3 million, or 10.2%, as compared to December 31, 2024. The following table provides a breakdown of the Company’s cash and cash equivalents balances by location:

(in millions)	March 31, 2025	December 31, 2024
Digital asset trading platforms	$16.8	$64.7
Other financial institutions(1)	492.6	397.4
Total	$509.4	$462.1
__________________
(1)Includes banks, other trading platforms, and broker-dealers
Working capital (current assets less current liabilities) was $1.6 billion and Unit holders’ capital was $1.9 billion as of March 31, 2025, compared to working capital of $2.0 billion and Unit holders’ capital of $2.2 billion as of December 31, 2024. As of March 31, 2025 and December 31, 2024, we held total gross digital assets with a carrying value of $2.7 billion and $2.9 billion, respectively.
In November 2024, Galaxy issued $402.5 million of 2.500% Exchangeable Senior Notes due 2029. From time to time and subject to the terms of the indenture governing the 2029 Exchangeable Notes, the 2029 Exchangeable Notes were exchangeable for ordinary shares of GDHL at the option of the holders thereof. Following the consummation of the Reorganization Transactions on May 13, 2025, Galaxy’s Exchangeable Notes became exchangeable for shares of Class A common stock of GDI. We are utilizing the net proceeds from the offering to support the build-out of high-performance computing infrastructure at our Helios data center in West Texas and for general corporate purposes. See Note 19 of GDH LP’s consolidated financial statements included elsewhere in this prospectus for additional information on the 2029 Exchangeable Notes.
In April 2024, Galaxy raised C$169.4 million from a syndicate of underwriters, led by Canaccord Genuity Corp. Galaxy issued 12,100,000 Ordinary Shares pursuant to the transaction. We are utilizing the proceeds for working capital and general corporate purposes.
In the general course of business, we make commitments to invest in our managed funds and to purchase equipment. As we grow our business, we expect our operating expenses to increase. In addition, we make investments in early-stage companies and coin networks in the digital assets space. Individual investments tend to be small but in the aggregate, these investments can constrain our liquidity. We consider our liquidity position and projected liquidity needs when committing to new investments.
Refer to Note 17 of GDH LP’s consolidated financial statements included elsewhere in this prospectus for further information on commitments and contingencies, Note 14 of GDH LP’s consolidated financial statements for further information on the Company’s lease obligations, and the table in the Contractual Obligations section below. As of March 31, 2025 and December 31, 2024, we did not have any other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations or financial position.
From time to time we receive cash inflows from our investments via strategic disposal and redemptions, as well as, via distributions. On a net cash basis, we expect to continue to make investments in our sectors, as we find compelling opportunities, balanced by conservatively managing our liquidity.
The $293 million decrease in Unit holders’ capital during the three months ended March 31, 2025 was primarily due to Net loss of $295 million. The $483.2 million increase in Unit holders’ capital during the year ended

December 31, 2024 was primarily due to earnings in addition to $137.2 million of equity issuances pursuant to the April 2024 capital raise as well as acquisitions during the year.

(in thousands)	March 31, 2025	December 31, 2024
Total assets	$6,336,192	$7,119,855
Total liabilities	$4,434,548	$4,925,503
Unit holders’ capital	$1,901,644	$2,194,352
As of March 31, 2025 and through the date of this filing, we have not experienced any difficulties meeting counterparty requests to return loans or collateral.
To meet our estimated capital expenditure requirements related to the conversion of the existing bitcoin mining infrastructure at our Helios campus to AI / HPC data center infrastructure, we will need to obtain additional debt, equity and/or equity-linked financing. The final terms and availability of any such financing will depend on various factors, including market conditions at the time. Beyond the Helios campus conversion, we believe that our existing cash and cash equivalents and cash flows from operations will be sufficient to support working capital requirements for at least the next 12 months. We expect these sources will be sufficient to fund our long-term contractual obligations and capital needs. However, this is subject, to a certain extent, to general economic, financial, competitive, regulatory, and factors that are beyond our control. See “Risk Factors—Risks Related to our Operations—Our expansion into the AI / HPC data center business will require substantial additional capital. We may be unable to obtain additional financing for this or for other areas of business development on acceptable terms or at all” in this prospectus. In the event there is insufficient working capital to support the growth of the business, we may sell digital assets to generate cash to meet obligations as they come due, or may exit all or a portion of an investment if an exit price is advantageous to us. We may also seek additional sources of financing in the future, including but not limited to, issuing equity, convertible notes or a debt facility.
Cash Flows
Three Months Ended March 31, 2025 and 2024

	For the Three Months Ended
(in thousands)	March 31, 2025	March 31, 2024
Net cash provided by (used in) operating activities	$159,413	$75,059
Net cash provided by (used in) investing activities	$64,100	$(366,742)
Net cash provided by (used in) financing activities	$(176,178)	$222,305
Cash and cash equivalents for the three months ended March 31, 2025 increased from $247.2 million to $509.4 million. The Company generated $64.1 million for its investing activities, which was primarily due to proceeds and distributions from investments of $781.6 million partially offset by purchases of investments of $645.3 million. Net cash used in financing activities was $176.2 million primarily due to $194.9 million net cash used in margin loans payable and repayment of loans payable of $32.5 million, partially offset by $61.9 million of proceeds from loans payable. Operating activities provided an additional $159.4 million.
Cash and cash equivalents during the three months ended March 31, 2024 decreased from $399.9 million to $247.2 million. The Company used $366.7 million for its investing activities, which was primarily due to purchases of investments of $2.3 billion partially offset by proceeds and distributions from investments of $1.9 billion. Net cash provided by financing activities was $222.3 million primarily due to $202.8 million of proceeds from loans payable. Operating activities provided an additional $75.1 million.
Full Year Ended December 31, 2024, 2023 and 2022

	For the Year Ended
(in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Net cash provided by (used in) operating activities	$(205,079)	$(4,079)	$293,499
Net cash provided by (used in) investing activities	$(521,629)	$(284,782)	$(160,701)
Net cash provided by (used in) financing activities	$872,201	$63,370	$(431,473)
Cash and cash equivalents for the year ended December 31, 2024 increased from $316.6 million to $462.1 million. The Company used $521.6 million for its investing activities, which was primarily due to purchases of investments of $3.3 billion partially offset by proceeds and distributions from investments of $2.9 billion. Net cash provided by financing activities was $872.2 million primarily due to $388.9 million proceeds from notes payable, net of issuance costs, $315.5 million of proceeds from loans payable partially offset by repayment of loans payable of $228.6 million and $330.7 million net proceeds from margin loans payable. Operating activities used an additional $205.1 million.
Cash and cash equivalents for the year ended December 31, 2023 decreased from $542.1 million to $316.6 million. Net cash used in operating activities was relatively flat at $4.1 million. The Company had an outflow of $284.8 million from its investing activities, which was primarily due to purchases of investments of $192.3 million, net cash outflows of $213.1 million due to a net increase in Loans receivable, purchases of property and equipment of $45.6 million, and the acquisition of GK8 for $43.9 million; partially offset by $209.5 million cash inflow from distributions from investments. Net cash provided by financing activities was $63.4 million, driven primarily by a net increase in Loans payable of $91.5 million, partially offset by tax distributions of $22.4 million.
Cash and cash equivalents for the year ended December 31, 2022 decreased from $840.8 million to $542.1 million. The Company had net cash provided by operating activities of $293.5 million primarily driven by net liquidation of digital assets partially offset by a net loss for the period and a decrease in working capital. The Company had an outflow of $160.7 million from its investing activities, which was primarily due to purchases of investments of $142.0 million, purchases of property and equipment of $118.2 million, and the acquisition of Argo for $74.6 million; partially offset by $194.2 million cash inflow from distributions from investments. The Company used $431.5 million in financing activities primarily for tax distributions of $184.3 million, equity redemptions from unit holders of $61.3 million, net pay downs of loans payable of $33.3 million and repurchases of notes payable of $30.0 million.

Contractual Obligations
The following table presents a summary of GDH LP’s contractual obligations as of March 31, 2025:

(in thousands)	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Loans and collateral payable(1)	$3,055,820	$3,049,217	$6,603	$—	$—
Lease obligations	11,922	3,531	5,390	3,001	—
Notes payable	854,923	7,423	445,000	402,500
Data Center	713,073	711,343	1,730	—	—
Legal settlement	160,000	40,000	120,000	—	—
Due to related parties	109,048	109,048	—	—	—
Other obligations(2)	146,519	1,517	145,002	—	—
Total Contractual Obligations	$5,051,305	$3,922,079	$723,725	$405,501	$—
__________________
(1)Includes fiat and digital asset payables. Loans and collateral with terms of less than one year and those without a prespecified maturity date are included in the Less than 1 year category. However, these balances are generally extended and rolled into new loans and/or collateral.
(2)Includes obligations to fund capital commitments to 7 investment funds. Excludes other liabilities related to goods and services required in the ordinary course of business.
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk associated with changes in the market value of assets and liabilities resulting from broad market movements, such as changes in the general level of interest rates, equity prices, foreign exchange rates, and commodity prices. The Company’s material market risks are outlined below.
Digital Asset Price Risk
We have invested a significant portion of our capital in digital assets. This includes Digital intangible assets, Digital financial assets, Digital assets loan receivable, net of allowance, Assets posted as collateral, Digital assets receivable, and Derivative assets. Offsetting our digital assets balances, we have digital asset related liabilities including Collateral payable, Digital assets borrowed, and Derivative liabilities. As discussed in Note 2 to GDH LP’s consolidated financial statements included elsewhere in this prospectus, while the majority of our digital assets are measured at fair value starting from January 1, 2023, we continue to account for a material portion of our digital assets as indefinite-lived intangible assets, which are subject to impairment losses if the fair values of our digital assets decrease below their carrying values at any time since their acquisition. Our digital assets related liabilities are accounted for using the fair value of the underlying digital assets, and are sensitive to changes in market prices.
Management’s estimate of the effect of digital asset risk due to a +/- 20% change in the market prices of our digital assets, with all other variables held constant, was +/- $181.6 million and $305.2 million as of March 31, 2025 and December 31, 2024, respectively.
Equity Price Risk
Equity price risk is the risk that the value of equity interests in private or public entities will fluctuate as a result of changes in equity prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or all factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. Our investments are susceptible to other market risk arising from uncertainties about future prices of the instruments. We moderate this risk through the various investment strategies within the parameters of our investment guidelines.
Management’s estimate of the effect of equity price risk on investments due to a +/- 20% change in the market prices of our investments and investments sold short, with all other variables held constant, was +/- $242.5 million and $327.4 million as of March 31, 2025 and December 31, 2024, respectively.

Credit and Counterparty Risk
Our cash and cash equivalents, digital assets, derivatives, receivables (including digital assets receivables) and loans receivable (including digital asset loans receivable) are exposed to credit risk. There are two main activities or processes in which we participate which give rise to credit risk: lending and posting risk margin with trading platforms.
Galaxy transacts in digital assets with third parties for lending, borrowing, and derivative trading purposes. These activities expose Galaxy to credit and counterparty risk. We mitigate this risk by requiring counterparties to provide collateral assets. Collateral that we accept is assessed based on its liquidity, volatility, correlation to the counterparty, and overall risk profile at the time of the transaction. Collateral accepted for digital asset loans is typically other denominations of digital assets or U.S. dollars. We only accept digital assets as collateral which are internally approved for trading. See “Business—Our Products and Services—Digital Assets” for more information. However, permissible collateral does not include all digital assets that are approved for trading. On termination of the loan, the borrower is required to return the digital assets to us, and any gains or losses in the market price during the loan would inure to us. In the event of a bankruptcy of the borrower, we could experience delays in recovering our digital assets. In addition, to the extent that the value of the digital assets increases during the term of the loan, the value of the digital assets may exceed the value of collateral provided to us, exposing us to credit risks with respect to the borrower and potentially exposing us to a loss of the difference between the value of the digital assets and the value of the collateral. If a counterparty defaults under its obligations with respect to a loan of digital assets or an open derivative position, including by failing to deliver additional collateral when required or by failing to return the digital assets upon the termination of the loan or settlement of the derivative, we may expend significant resources and incur significant expenses in connection with efforts to enforce the relevant agreement, which may ultimately be unsuccessful.
Galaxy participates in decentralized finance protocols as part of its operations. Decentralized finance is built on smart contracts that facilitate transactions without traditional intermediaries. The counterparty risk is elevated in decentralized finance environments due to the pseudonymous nature of blockchain transactions. Furthermore, the collateralization mechanisms in DeFi, often involving volatile digital assets, can lead to liquidity issues, especially in market downturns. The lack of a central authority or regulated framework to enforce contractual obligations or provide depositor insurance also increases our risk, as we have limited recourse in the event of defaults or platform failures. Additionally, smart contract risks, such as code vulnerabilities or execution failures, can result in significant financial losses. We have implemented monitoring procedures to both identify potentially malicious counterparties and minimize our exposure to any individual decentralized protocol.
We post risk margin in the form of digital assets and U.S. dollars with digital asset trading platforms to participate in activities within the trading platform. The posting of risk margin is required to utilize leverage for spot, futures and derivative trading with regards to digital assets. Certain trading platforms will accept digital assets as collateral while other venues will only accept U.S. dollars.
Below is a list of digital asset trading platforms, including their location and type of collateral posted, where Galaxy posted more than a de minimis amount of risk margin as of March 31, 2025:

Entity	Entity Type	Entity Domicile	Collateral Type
Coinbase	Digital assets trading platform	United States	Digital assets
Binance	Digital asset trading platform	Malta	Digital assets
OKX	Digital asset trading platform	Seychelles	Digital assets
Bybit	Digital asset derivatives platform	United Arab Emirates	Digital assets
Deribit	Digital asset trading platform	Panama	Digital assets
As of March 31, 2025, the total amount of digital assets on the digital asset trading platforms listed above was $739.7 million, of which $402.6 million was held at Coinbase, $196.3 million was held at Binance, $52.5 million was held at OKX, $46.4 million was held at Bybit, and $41.9 million was held at Deribit.

In addition to the above, Galaxy maintained past relationships with Bakkt, Bitfinex, Bitmex, Bitstamp, Blockchain (PITX), Bullish, Huobi, Kraken, LMAX and Wootrade, all of which are digital asset trading platforms. Galaxy may re-engage with the foregoing digital asset trading platforms or other trading platforms at some point in the future. Galaxy also, in the regular course of business, posts margin at financial institutions and other trading platforms outside of digital asset trading platforms.
Some of these digital asset trading and digital asset derivatives platforms (collectively referred to in this prospectus as “digital asset trading platforms”) are unregulated and are not subject to regulatory oversight. Furthermore, certain digital asset trading platforms engage in the practice of commingling their clients’ assets in omnibus platform wallets. When digital assets are commingled, transactions are not recorded on the applicable blockchain ledger but are only recorded by the digital asset trading platform. Therefore, there is risk around the occurrence of transactions or the existence of period end balances held at these digital asset trading platforms, and digital assets held at such digital asset trading platforms are subject to the risk of loss in the event of a bankruptcy, liquidation or similar event involving the trading platform.
We limit our credit risk by placing our cash and digital assets with financial institutions and trading platforms on which we have performed internal due diligence procedures. Our due diligence procedures around trading platforms include, but are not limited to, internal control procedures around on-boarding new platforms which includes review of their AML and KYC policies by our Chief Compliance Officer (centralized platform specific); obtaining a security report by an independent third-party, if available; regular review of market information specifically regarding the trading platforms’ security and solvency risk, including reviewing wallets that interact with decentralized platforms (decentralized platform specific); setting balance limits for each platform account based on risk exposure thresholds and preparing daily asset management reports to ensure limits are being followed; and having a fail-over plan to move cash and digital assets held on an platform in instances where risk exposure significantly changes.
While we intend to only transact with counterparties or platforms that we believe to be creditworthy, there can be no assurance that a counterparty will not default and that we will not sustain a material loss on a transaction as a result.

BUSINESS
Galaxy Overview
Galaxy is a global leader in digital assets and artificial intelligence infrastructure, delivering enduring solutions that accelerate the future digital economy. We are strategically positioned to bridge traditional finance and the emerging digital economy, facilitating efficient access and adoption of digital assets by institutional clients through our Global Markets and Asset Management & Infrastructure Solutions businesses within our Digital Assets segment. We also develop, and will in the future operate, HPC data center infrastructure to meet the rising global demand for reliable power and scalable compute capacity driven by accelerated AI growth.
Galaxy was founded in 2018 by Wall Street veterans who recognized the evolving needs of both traditional financial institutions and the emerging technology-driven financial system. From the beginning, our mission was clear: to drive the responsible institutional adoption of digital assets and blockchain technology. To achieve this, we developed a suite of financial products and services tailored for institutions looking to allocate capital to the digital asset space. From derivatives instruments to venture capital funds to investment banking services, we positioned ourselves as a one-stop shop for companies seeking exposure to every corner of the digital asset ecosystem. Along the way, we built strong institutional partnerships with some of the world’s largest traditional finance firms and have been onboarded onto top-tier institutional wealth and custody platforms.
Our Digital Assets operating business segment provides new products and capabilities such as staking, margin-based financing and active exchange-traded-funds. Galaxy is a trusted partner to 1,381 trading counterparties and more than 1,200 asset management clients, with approximately $7.0 billion in assets across our platform as of March 31, 2025. As of the same period, we have made more than 300 venture portfolio investments into leading digital asset companies and networks that are innovating at the intersection of capital markets and finance. Our institutional-grade products, strong risk management, and leading position have made us the partner of choice for both crypto-native and incumbent financial leaders.
At the same time, we have leveraged our opportunistic DNA and experience developing and operating industrial scale bitcoin mining infrastructure to enter the next phase of our evolution—a strategic expansion into HPC infrastructure to power the future of digital innovation.
Our full suite of services spans across two operating business segments: Digital Assets and Data Centers.
Our Digital Assets operating business segment includes:
•Our Global Markets business, which provides OTC spot and derivatives trading, lending, and structured products, as well as M&A advisory and equity and debt capital markets services.
•Our Asset Management & Infrastructure Solutions business encompasses our investment management division and blockchain infrastructure products and services, with approximately $7.0 billion in assets across the platform as of March 31, 2025. Our asset management business manages a diverse suite of ETF and alternatives strategies, taking the investing DNA that has been core to Galaxy since our founding and externalizing it for institutional allocators and individuals. Our Infrastructure Solutions business enables our clients to participate in an increasingly on-chain and decentralized future through staking, tokenization and custodial technology.
•Our Data Centers operating business segment develops, and will in the future operate, HPC infrastructure to meet the growing demand for large-scale, power-ready facilities. Galaxy’s Helios data center campus, located in the panhandle region of West Texas, is developing 133 MW of critical IT load, utilizing approximately 200 MW of gross power capacity, for CoreWeave. In April 2025, CoreWeave exercised its first option with Galaxy. Once executed, the Phase II Option Agreement would increase CoreWeave’s total contracted capacity at the Helios data center campus to 393 MW of critical IT load with the incremental 260 MW of critical IT load expected to be delivered starting in 2027. The retrofit of Helios will be completed in phases, with the full 133 MW of critical IT load expected to be delivered by the end of the first half of 2026. CoreWeave has developed market-leading expertise in designing data centers for AI/HPC use that makes them an ideal partner in executing the upgrades at our Helios campus. Prior to the start of 2025, we had six main power transformers installed at our project substation, enabling us to deliver the full 800 MW of high-voltage capacity for which we are already fully approved from ERCOT. In 2024, we built a freshwater pond with storage capacity of nearly 10 million gallons, to efficiently expand our cooling capabilities. Helios has attracted interest in long-term lease agreements from cloud service providers given its attractive HPC attributes.
Our operating business segments are supplemented by our Treasury and Corporate segment.
Our position at the center of the emerging digital ecosystem—encompassing expertise and partnerships across both financial and technical infrastructure—allows us to creatively innovate and capitalize on emerging opportunities. This includes our Helios data center campus, which was originally acquired as a bitcoin mining facility in December 2022 at a time when bitcoin was trading below $20,000 and much of the digital asset industry was retrenching. Galaxy’s strong balance sheet and long-term conviction in the asset enabled us to take an offensive approach and pursue this strategic acquisition at a uniquely opportune moment.
We believe Galaxy’s prudent balance sheet management and experience managing risk through periods of immense volatility are core to the firm’s success and ability to be opportunistic. Galaxy employs a comprehensive and structured approach to risk management, integrating best practices across all risk categories, including market, liquidity, credit, regulatory, and enterprise/non-financial risks. Our approach is designed to align with our core objectives of maximizing risk-adjusted returns, maintaining regulatory compliance, safeguarding its reputation, and ensuring operational resilience. See “—Government Regulation” for more information.
We believe that thoughtful regulation drives responsible innovation. Galaxy is subject to rigorous oversight and regulation across its operating business segments. Today, we are regulated by more than 50 federal, state, and foreign regulators, and regularly engage with legislative stakeholders with an eye toward advancing the long-term ambitions of Galaxy, and the industries in which we operate more broadly.
Taken together, we believe our platform generates invaluable synergies between businesses, combining our product innovation with the breadth and depth of relationships we maintain across the traditional finance, digital asset and AI ecosystems. We believe our industry connectivity, diverse platform, robust regulatory framework, blue-chip client franchise, and deep leadership experience across our various businesses drive our competitive advantage and will drive a durable and sustainable moat as the industries in which we operate continue to expand and grow.
For the quarter ended March 31, 2025 and the years ended December 31, 2024 and 2023, we generated net loss of $295.4 million and net income of $347 million and $229 million, respectively.
The Digital Assets Economy
The Limitations of Existing Financial Networks
The infrastructure and processes of the current global financial system are complex and costly. Today’s system consists of a complicated patchwork of intermediaries, including banks, custodians, central clearing organizations, payments networks, and financial market makers. Many of the workflows used by these intermediaries involve manual processes lacking digital automation and are subject to the constraints of market hours and slow settlement times.
Blockchain technology and cryptocurrency have emerged as solutions to many of the limitations of the existing global financial system, including:
•Slow and Costly Flow of Funds: Sending money globally typically requires many service providers coordinating with third-party financial institutions, adding cost and time for customers.
•Siloed Institutions and Fragmented Data: Institutions today operate in isolated ecosystems, each with its own data, infrastructure, and processes. As a result, capital and data assets cannot flow easily between institutions, requiring intermediaries, manual processes, counterparty risk, delayed transactions, and increased operational costs across the economy.

•Limited Innovation: Various financial technology companies attempt to offer solutions to these wide-ranging problems. However, these solutions are often layered on top of, or rely heavily on, the same legacy financial infrastructure. As a result, they are typically limited in how they can fundamentally solve these systemic problems.
Blockchain as a New Paradigm
Blockchain technology seeks to attack these limitations at their foundation. By combining digital signatures and network protocols, blockchain technology can create a decentralized, global, digitally connected financial system. This innovation creates new forms of digital ownership and a means to transfer economic value with greater speed, flexibility, and security.
•Reduced Transaction Costs: Blockchains provide decentralized networks of economic participants to achieve consensus about the true state of shared data with fewer intermediaries, reducing the overall costs of coordination. These networks are always-on and move at the speed of the internet.
•Secure and Efficient Means of Validating Many Types of Data: On blockchain networks, ledgers are distributed across many participants and copies are simultaneously updated, making it difficult or impossible to alter the transaction history. Additionally, a block can contain transactions and data of many types, including currency, intellectual property, identity, property titles, and contractual rights. This greatly expands the universe of assets available in the new digital economy, and enables AI applications to operate atop accessible and verifiable on-chain data.
•New Business Models: Blockchains can enable the development of digital asset trading platforms that provide new, global business models, such as decentralized trading and lending. This results in marketplaces with increased competition, lower barriers to entry, faster innovation, greater transparency, and reduced censorship risks.
Current Digital Assets Use Cases
Cryptocurrencies and blockchain technology already span multiple sectors within the global economy. Use cases have proliferated far beyond bitcoin, which was the first widely used application to create a form of “digital gold” hedge against inflation.
Notably, Ethereum, Solana and similar ecosystems have substantially expanded the addressable markets for blockchain as smart contracting platforms. Over time, blockchain networks have evolved from simple storage and transfer of value functions to autonomous operation of software applications built on distributed computing, including AI applications.
•Store of Value: Bitcoin, the first blockchain network, is a decentralized, globally accessible, and scarce digital asset that operates independently of any sovereign authority. With a fixed supply of 21 million coins, Bitcoin offers a built-in scarcity that contrasts sharply with inflationary fiat currencies. As the first digitally native monetary instrument to achieve widespread global adoption, bitcoin is a store of value that can serve as a hedge against inflation, currency devaluation and monetary uncertainty.
•Payments and Settlement: Stablecoins—such as Tether and USDC—are blockchain-native assets designed to have a relatively stable price relative to underlying assets, most commonly fiat currency such as U.S. dollars or an exchange-traded commodity. While stablecoins are not issued by central governments, and are not legal tender in almost all countries, they are intended to allow users to transact fiat-pegged assets on a blockchain, thereby combining the features of a digital asset with the stability of an underlying fiat currency, enabling low-cost, near-instant global settlement of value. The stability of a stablecoin results from the underlying assets backing the stablecoin that are held by the stablecoin’s issuer in reserve accounts, among other factors such as ability of a holder to redeem the stablecoin from its issuer at par. Stablecoins serve as powerful tools for payments and cross-border transactions, while also providing a stable and accessible entry point for both institutions and individuals entering the digital asset ecosystem.

•Financial Services: Tokenization, the process of representing tangible physical or financial real-world assets (RWAs) as blockchain-based tokens, has begun to deliver the value of greater liquidity, utility, and efficiency on open, blockchain networks. This includes tokenization of private equity funds, real estate assets, money markets, credit funds, derivatives, and more. Though still in early stages of development, tokenized RWAs have the potential to tap into multi-trillion-dollar markets and offer broader accessibility, enhanced functionality, and improved price discovery.
•Consumer, Media, & Entertainment: Key consumer and media use cases are emerging. Loyalty programs, for example, can leverage digital wallets and blockchain-based collectibles to enable rewards that are programmable and transferable, unlocking new forms of customer engagement and innovative strategic marketing. In gaming, tokenized in-game assets can be traded on decentralized networks. In social media, decentralized platforms can improve user data sovereignty and enhance censorship resistance. Tokenized IP rights can also provide content creators a way to directly manage, distribute, and fractionalize their intellectual property without the need of costly intermediaries.
•Specialty Use Cases: Various use cases across identity, decentralized physical infrastructure (“DePIN”), storage, and governance have also emerged within the digital assets ecosystem. Blockchains and cryptography together can be used to create decentralized identity, whereby individuals can have greater control over their online profiles without dependence on specific service providers. Blockchain networks can also be used for a wide array of DePIN projects by using tokens to incentivize crowdsourced investments, from supplying hardware for AI processes to data storage and indexing for model training.
•AI and the Digital Assets Economy: AI has also proven to be a catalyst and complementary technology for blockchain networks. The cryptographic authentication inherent to blockchain networks could prove to be a critical feature to help detect and prevent fraud and deep fakes, while the digitally native, 24/7 nature of blockchain wallets could provide the financial infrastructure necessary for AI agents to perform tasks that involve payments or other transfers of value. Blockchain could also serve as a foundational technology for data economies that feed AI. Data and access rights to models can be tokenized and traded, while smart contracts can enforce the terms of data transactions. Blockchain networks thus create new opportunities for decentralized data marketplaces where organizations can buy, sell, and trade data in a secure and transparent environment. AI can enhance the value of the data on these marketplaces by using it to build better predictive models or uncover insights.
This wide array of use cases has driven the rise in value of digital assets that power the on-chain world.
Data Centers Powering The AI Revolution
The rise of AI models has been transformative, democratizing access to powerful machine learning tools and enabling institutions of all sizes to integrate AI into their platforms and operations, without the need for vast and expensive engineering resources. These models are fueling gains in efficiency, decision-making and innovation across sectors, from enhancing customer service to streamlining enterprise workflows.
This acceleration in AI is creating unprecedented demand for HPC data centers, which serve as the critical infrastructure behind AI-driven technologies. According to a report published by McKinsey & Company, global demand for data center capacity is expected to rise at a rate between 19% to 22% annually from 2023 to 2030. This is driving substantial investment by cloud service providers for new data centers, with data center capital expenditures projected to grow to approximately $325 billion in 2025.
However, many existing data centers are increasingly unable to meet these demands, constrained by limited power capacity and long construction timelines of three to five years for new facilities. Further, there has been a recent surge in connection requests for facilities ranging from 300 MW to 1,000 MW or more, which is straining the capacity of local grids to deliver power at this accelerated pace. This is leading to prolonged interconnection and construction timelines—now stretching two to four years—further compounding the challenge of scaling AI infrastructure at the pace required.

Our Market Opportunity
We operate in and serve high-growth industries—digital assets and data center infrastructure—that we believe offer significant long-term opportunity and form the foundation of the future of innovation. Our Digital Assets operating business segment provides a broad and evolving suite of solutions tailored for institutions seeking exposure to this rapidly growing asset class. Our Data Centers operating business segment focuses on HPC infrastructure to support computing power for AI, the next frontier of technological innovation. As an emerging provider of foundational infrastructure that powers breakthrough technologies like AI, we are well-positioned to benefit, regardless of which companies ultimately emerge as industry leaders of AI-driven technologies because of the unprecedent demand for HPC data centers and our ability to serve as the critical infrastructure behind such technologies. Within our Treasury and Corporate segment, we continue to deploy the firm’s capital and make opportunistic investments to drive organic growth and generate returns for our shareholders.
Historical Parallels
Throughout history, technological innovations have led to long adoption curves that significantly enhanced efficiency and productivity in the economy. Machines fueled the Industrial Revolution. Rockets launched the Space Age. The internet sparked the Information Era. Progress happens gradually—then suddenly.
These major technological revolutions have often followed a recognizable pattern of events that ultimately drove widespread adoption, including (1) early adoption and participation from select segments of the market (often retail driven), (2) entrepreneurial investment to address key infrastructure gaps and develop essential solutions to meet the needs of an evolving ecosystem, (3) industry consolidation and the emergence of at scale players, (4) improvements in oversight to increase regulatory clarity and/or macro events that selected the long-term winners, and (5) broader institutional and economy-wide adoption.
Today, we believe we are on the verge of another transformation: a digital economy that is decentralized, intelligent, and open to all. At Galaxy, we believe that we are not just building for this future—we are accelerating it, because we believe blockchain and AI will permeate and improve every aspect of life.
Digital Assets Opportunity
We view Galaxy as a critical bridge for institutions and Qualified Individuals to access the digital asset ecosystem. Through our Digital Assets operating business segment, we offer a comprehensive suite of financial products and services, including digital asset trading, investment banking, asset management, staking, tokenization and custodial technology—all designed to meet the unique needs of institutional clients and Qualified Individuals. While institutional adoption of digital assets remains in its early stages, we believe the market is approaching a key inflection point—one that echoes the early phases of previous technological revolutions, as described above.
Early innovation in technology and infrastructure, such as the creation of Bitcoin, the rise of smart contract platforms such as Ethereum and Solana, and the use of blockchain technology to provide a secure, transparent, and decentralized way to record, verify and transfer value, have laid the bedrock for the widespread adoption of digital assets and related technologies. Significant investment in the space soon followed to advance the core technology as well as establish key solutions and services, such as blockchain-based currency, tokenization of both fungible and non-fungible assets, various consumer, media, and entertainment digital products, as well as specialized use cases related to identity, decentralized physical infrastructure, storage, and governance, which have further entrenched digital assets and crypto within the broader economic landscape. Despite the significant early-stage volatility and high-profile failures of some early companies in the space, we believe the potential of blockchain and digital technology is becoming increasingly clear. Thus far, digital asset adoption has primarily been led by retail investors, as seen when bitcoin gained mainstream attention, with 16% of the U.S. population now owning cryptocurrency as of March 2024, according to Statista. We believe that institutions largely remained on the sidelines during the early stages of digital asset adoption, primarily due to regulatory uncertainty and a desire to observe how the market evolved. However, we believe we are now at a pivotal inflection point, as recent developments have significantly accelerated adoption among major financial institutions and corporations.

First, there is an expectation of a stronger sense of regulatory clarity around digital assets. In the United States, there has been an increased focus on making a coordinated effort across the U.S. federal agencies to provide regulatory clarity with respect to digital assets, recognizing the potential benefits of digital asset technology, including the possibility of integrating digital assets into the country’s national financial framework. As evidence of this, President Trump created a White House AI and crypto czar position, with the goal of modernizing the regulatory framework for digital assets, and later created the President’s Working Group on Digital Assets within the National Economic Council, which is tasked with proposing a federal regulatory framework governing the issuance and operation of digital assets. The SEC has also taken steps to provide further clarity with respect to the application of federal securities laws to the crypto asset market and to recommend practical policy measures that aim to foster innovation and protect investors, including by establishing the Crypto Task Force in 2025 and by issuing certain SEC staff statements on a variety of digital asset matters. Further, on March 6, 2025, President Trump signed an Executive Order to establish a Strategic Bitcoin Reserve and a Digital Assets Stockpile, which will be capitalized with digital assets owned by the Department of Treasury, recognizing digital assets (particularly bitcoin) as a long-term strategic asset. This was followed by the Office of Comptroller of the Currency’s publication of Interpretive Letter 1183 on March 7, 2025, which rescinded the requirement for OCC-supervised institutions to receive written supervisory non-objection before engaging in certain digital asset activities, providing further opportunities for certain banks to participate in the digital assets economy.
There has also been significant regulatory progress outside of the United States to provide further clarity on the regulation of digital assets, including the implementation of Markets in Crypto-Assets Regulation in Europe in 2025. Other global regulators such as the U.K.’s Financial Conduct Authority, the Monetary Authority in Singapore, and the Securities and Futures Commission in Hong Kong have indicated that they are continuing to work towards new establishing regulatory frameworks for digital assets. This regulatory clarity is an important prerequisite for many institutions looking to participate in the digital assets market. Therefore, we believe the foregoing secular trends support the growth of our business, and our Company as a whole.
Second, the advent of new ways to access digital assets markets has reduced the friction involved in owning cryptocurrencies. Registered vehicles (e.g., ETFs and ETPs) have provided new ways to invest in crypto that match the preferences of many institutional investors. The proliferation of digital asset derivatives (e.g., options, futures) has further allowed more sophisticated institutional investors to advance their trading strategies and generate alpha. The repeal of SAB 121 by the SEC in early 2025 has also allowed banks and other regulated entities to custody digital assets without an adverse impact to their regulatory capital requirements, which we believe will expand institutional access and comfort to digital asset ownership. The BlackRock Investment Institute recently suggested that model portfolios allocate around 2% to bitcoin, highlighting the growing interest from institutional investors and acceptance of bitcoin as a store of value and portfolio diversifier.
Third, we believe that the improving sentiment around widespread tokenization of traditional assets could further accelerate broader digital asset adoption and unlock additional institutional participation. Our digital infrastructure, combined with our core competencies in trading and financial markets, positions us well to benefit from the adoption of tokenization across asset classes, while continuing to serve our core digital asset clients. With this increased institutional participation in tokenization of traditional financial products, we see significant opportunity for the continued growth of the digital assets economy, which represents $3.1 trillion in value as of 2025 as compared to $61 trillion in the U.S. stock market as of 2025 and approximately $450 trillion in global wealth in 2023.
While we believe the economy is still in the early stages of institutional digital asset adoption, there are several encouraging observable trends. 77% of institutional investors surveyed by EY Parthenon had less than 5% of their portfolio allocated to digital assets, with over half of such 77% of respondents having an allocation less than 1% whilst 55% of institutional investors plan to increase their allocation of digital assets in 2026 to 2027. Furthermore, 94% of surveyed institutions believe in the long-term value of blockchain technology and/or digital assets. We believe that the businesses within our Digital Assets segment facilitate client adoption of digital assets and serve their needs across the investment lifecycle (buying digital assets, actively and passively investing, staking, and selling). Furthermore, we believe our long-term capital base and reputation in the market address the two largest concerns of institutional investors when selecting a trading partner—counterparty risk and liquidity.

We believe Galaxy is strategically positioned to capitalize on the rapid expansion of the digital asset ecosystem. As one of the largest, most well-established, and regulatory-compliant providers of digital asset products and services, we are well-equipped to attract new institutional clients and deepen relationships with existing ones. We believe that our scale, track record, and commitment to operating within a robust compliance framework position us to earn the trust and wallet share of institutional investors as adoption accelerates.
Data Center Opportunity
Advancements in AI and the HPC industries are driving strong demand for data center capacity with access to low-cost power and the ability to scale on an expedited timeline. Both Cloud and AI continue to contribute to this boom in demand, with Cloud already widely entrenched and AI’s adoption spreading at a rapid pace.
Global demand for data center capacity is projected to grow at a rate between 19% to 22% annually from 2023 to 2030, reaching 219 GW by the end of the period—up from 55 GW in 2023—according to a McKinsey & Company report published in October 2024. To avoid a supply deficit, at least twice the data center capacity built since 2000 would have to be built in less than a quarter of the time. All major cloud service providers have guided towards increased capital expenditures for 2025. Total cloud service provider capital expenditure is expected to grow to approximately $325 billion this year, up approximately $80 billion from 2024. While the capital spend is expected to grow, future data center supply faces headwinds from electrical grid constraints, longer construction timelines, and supply chain bottlenecks.
The largest utilities in the United States have cited increased wait times for data center projects seeking grid interconnection. For example, Dominion Energy expects the time it takes to connect large data centers to the electric grid to increase by one to three years bringing the total wait time to as long as seven years. We believe bitcoin mining facilities are a logical solution to de-bottleneck the grid. These facilities require dense computing and large-scale power. Our Helios AI/HPC conversion demonstrates our ability to (1) source and acquire low-cost power, (2) procure essential long-lead-time power infrastructure, and (3) build and manage high-density compute facilities positioning us well in this evolving market. According to the Cambridge Center for Alternative Finance, global crypto power consumption is approximately 19.5 GW of power capacity or approximately 171 terawatt-hours of annual power consumption. Therefore, repurposing bitcoin mining sites for AI/HPC workloads could be a viable solution toward de-bottlenecking the electrical grid and enabling data center growth.
While converting legacy bitcoin mining sites into AI and HPC data centers is expected to help alleviate grid constraints and lessen portions of the power demand, we believe that the majority of these facilities are not well-suited for such a transition. AI and HPC data centers require a unique combination of attributes—including access to reliable, large-scale power, water for cooling, robust fiber connectivity, a skilled labor force, expansive acreage, and long-lead-time electrical infrastructure. Galaxy's Helios campus stands out as one of the largest sites in the United States with all of these critical characteristics, which is why it has attracted strong interest from some of the largest cloud service providers in the world. We believe that Galaxy is well positioned to meet accelerating demand for AI and HPC infrastructure, and this transition reinforces our long-term core competency in developing and operating large scale data centers.
Our Business
Galaxy is a global leader in digital assets and artificial intelligence infrastructure, delivering enduring solutions that accelerate the future digital economy. We are strategically positioned to bridge traditional finance and the emerging digital economy. Our business spans two core pillars: a leading Digital Assets platform that provides institutional-grade Global Markets and Asset Management & Infrastructure Solutions, and a data center infrastructure business focused on HPC.
Since our founding in 2018, Galaxy has focused on building the financial architecture necessary for institutional engagement with digital assets. Recognizing early the transformative potential of blockchain technology, we designed a platform that promotes the responsible adoption of digital assets.
Today, our Global Markets and Asset Management & Infrastructure Solutions businesses enable seamless access to digital asset markets, with capabilities ranging from derivatives trading to venture investing to staking. We serve 1,381 trading counterparties and over 1,200 asset management clients, with approximately $7.0 billion in assets across our platform, as of March 31, 2025. Our reach across the digital asset ecosystem, combined with a disciplined approach to risk management, has earned us the trust of both crypto-native innovators and legacy financial institutions.
While we remain deeply committed to the continued growth of our Digital Assets business, we are simultaneously undergoing a strategic evolution to meet another critical global need: infrastructure that underpins AI-driven technologies. Building on our roots in industrial-scale bitcoin mining, Galaxy is now focused on developing and operating HPC infrastructure to support the exponential growth in demand for AI-focused computing power. This transition represents the next chapter of our growth—one where our experience in energy, infrastructure, and operations converges with the future needs of digital innovation.
Galaxy’s dual-engine model—powering digital asset markets and building the physical backbone of the AI era—positions us at the nexus of capital, technology, and infrastructure. Whether we are enabling institutional participation in crypto or developing next-generation compute capacity, our mission remains the same: to accelerate progress across the financial and technological frontier.
Our Business Segments
Our full suite of services spans across two operating business segments: Digital Assets and Data Centers.
Our Digital Assets operating business segment includes:
•Our Global Markets business, which provides OTC spot and derivatives trading, lending, and structured products, as well as M&A advisory and equity and debt capital markets services.
•Our Asset Management & Infrastructure Solutions business, which encompasses our investment management division and blockchain infrastructure services, with approximately $7.0 billion in assets across the platform as of March 31, 2025. Our asset management business manages a diverse suite of ETF and alternatives strategies, taking the investing DNA that has been core to Galaxy since our founding and externalizing it for institutional allocators and individuals. Our Infrastructure Solutions enable our clients to participate in an increasingly on-chain and decentralized future through staking, tokenization and custodial technology.
Our Data Centers operating business segment develops, and will in the future operate, HPC infrastructure to meet the growing demand for large-scale, power-ready facilities. Galaxy's Helios data center campus, located in the panhandle region of West Texas, is developing 133 megawatts (“MW”) of critical IT load, utilizing approximately 200 MW of gross power capacity, for CoreWeave. In April 2025, CoreWeave exercised its first option with Galaxy. Once executed, the Phase II Option Agreement would increase CoreWeave’s total contracted capacity at the Helios data center campus to 393 MW of critical IT load with the incremental 260 MW of critical IT load expected to be delivered starting in 2027. The retrofit of Helios will be completed in phases, with the full 133 MW of critical IT load expected to be delivered by the end of the first half of 2026. CoreWeave has developed market-leading expertise in designing data centers for AI/HPC use that makes them an ideal partner in executing the upgrades at our Helios campus. Prior to the start of 2025, we had six main power transformers installed at our project substation, enabling us to deliver the full 800 MW of high-voltage capacity for which we are already fully approved from ERCOT. In 2024, we built a freshwater pond with storage capacity of nearly 10 million gallons, to efficiently expand our cooling capabilities. Helios has attracted interest in long-term lease agreements from cloud service providers given its attractive HPC attributes.
Our Business Model
Galaxy’s business generates revenue through a variety of channels, creating a diversified and resilient cash flow base that is not directly correlated to any single asset, token, or business line. Within the Digital Assets operating business segment, the Global Markets business earns revenue from spreads on client trades, net interest income from lending activities, and fees from M&A and capital raising transactions. Galaxy’s Asset Management & Infrastructure Solutions business generates management and performance fees on assets under management, fees on assets staked to our validator nodes and licensing fees from institutions who leverage GK8’s proprietary self-custody technology.
Within our Data Centers operating business segment, we expect the majority of revenue to come from long-term lease agreements with cloud service provider clients that Galaxy may obtain from time to time for HPC. Galaxy does not currently earn any revenue from its Data Centers business, but expects this segment to become a significant and diversified source of long-term, predictable revenue for Galaxy, uncorrelated to the prices of digital assets, particularly once we begin to deliver critical IT load for CoreWeave (and potentially other future tenants) starting in 2026.
We also earn revenue by managing a diversified portfolio of digital assets, venture, private equity, and fund investments on our balance sheet, as well as through our bitcoin mining operations, all of which are reported within the Treasury and Corporate segment.
Galaxy operates in a rapidly developing digital asset and AI economy through its two operating business segments described above. The activities of our two operating business lines are described in detail under the heading “—Our Products and Services” in this prospectus. For a detailed discussion of our competitive positioning and the evolution of the digital assets industry, see “—Competition” in this prospectus, with a summary below under “—Competition.”
See Galaxy’s consolidated financial statements and the notes thereto included elsewhere in this prospectus for additional details on our financial results.
Our business lines are subject to various regulations and governmental oversight, which is summarized below under “—Government Regulation.”
Culture & Ethos
Since our founding, Galaxy has nurtured a culture that prioritizes knowledge, innovation, persistence, agility, and the ability to think opportunistically across different lines of the business. We have also positioned ourselves as a hub at the center of the crypto universe and developed a deep understanding of all aspects of digital assets, including the underlying technology, competitive landscape, regulatory dynamics, people, and industry trends.
We have done this while maintaining both high ethical standards and a deep understanding of risk, with a core belief that this is in the long-term interest of both us and our clients. We believe that this overall ethos distinguishes us from our peers, giving us a unique competitive advantage and allowing us to operate offensively.
Two examples of business opportunities that can be directly linked to our ethos are the acquisition of our Helios campus and our mandates with the FTX Estate to manage its digital asset holdings for creditors.
•We believe our acquisition of Helios in the bitcoin mining space (which we are now leveraging as we build out our infrastructure in the AI/HPC space) was made possible due to our expertise in bitcoin mining, deep understanding of the Texas energy market, proven capabilities in power management and ability to develop and operate industrial scale bitcoin mining infrastructure. Our in-house investment banking team led the transaction, while our trading team structured and extended a loan to the seller—who we retained as a hosting client post-acquisition. This strategic move took place in December 2022, at a time when bitcoin was trading below $20,000 and many competitors were in defensive positions, underscoring our ability to act decisively and opportunistically in challenging market conditions.
•In the FTX bankruptcy, Galaxy’s asset management business identified an opportunity to support the FTX Estate in monetizing its digital asset holdings and returning capital back to creditors. Leveraging our scale, experience in options strategies and institutional-grade fiduciary wrapper, we presented a compelling solution that ultimately enabled us to secure a highly competitive mandate. Beyond specific business opportunities, we believe our ethos is consistent with prudent and conservative management of our capital base over time and through various different market cycles. While we have made many opportunistic investments at the corporate level, we have done so with both knowledge of the opportunities and an acute assessment of the specified risk parameters.
Within our Corporate segment, we keep significant equity capital on our balance sheet which provides us the ability to act opportunistically. We’ve deployed that capital into investments that have not only generated returns, but have also helped foster the development of additional products, services, and client relationships, contributing to a flywheel of future growth. Furthermore, our Founder and our management team have significant ownership in our business and we believe this provides strong alignment of interest with our shareholders.
Competitive Strengths
As the United States aspires to solidify its leadership in digital assets and AI, we believe Galaxy is one of the few firms in the world capable of driving these ambitions forward at scale. Our competitive advantage lies in our focus and commitment to three core principles:
•Domain Expertise: our differentiated domain expertise keeps us at the forefront of innovation in the digital economy and allows us to see strategic opportunities before our competitors.
•Operational Excellence: our experienced and agile leadership enables us to implement innovations quickly and effectively, responding to evolving client demands with holistic solutions in a nascent, fast-growing industry.
•Ecosystem Advantage: the breadth and diversity of our relationships and offerings fuel a go-to-market engine and innovation flywheel that allows us to generate continued product innovation to stay ahead of our competitors.
These core principles generate a number of powerful competitive differentiators:
•Leading Blue Chip Client Franchise Driven by Execution Excellence: Our client base includes 1,381 trading counterparties and more than 1,200 asset management clients as of March 31, 2025, including institutional allocators, asset managers, family offices, corporates, protocols, and hedge funds globally. We maintain long-term partnerships, including those with leading institutions such as Itaú Unibanco Asset Management Ltda and crypto-native leaders such as State Street, Invesco, DWS, CI, BitGo, and Bloomberg Index Services Limited. Our investment banking team maintains relationships with a wide array of corporates involved in the digital assets space and has served on several landmark transactions, including Bitstamp’s sale to Robinhood. We were also appointed to manage the wind-down of FTX’s liquid and locked cryptocurrency holdings, one of the largest bankruptcy mandates in the digital asset industry.
•Durable and Resilient Brand Built on Depth of Experience: With over seven years of experience navigating the cyclicality of the digital asset market, we have developed a strong understanding of market dynamics, risk management, and strategic positioning. We adapt our business operations and strategies throughout growth and through periods with a mindset focused on long-term, strategic growth of our business. We acquired Helios in December 2022 when bitcoin was trading at less than $20,000 and have continued to invest in this segment of our business as a key driver of long-term growth.
•Trusted Platform Underpinned by Robust Institutional Regulatory Framework: We prioritize compliance with regulatory frameworks in the industries and jurisdictions in which we operate, and have been publicly listed on the TSX for nearly seven years. We are subject to rigorous oversight and regulation across our operating business segments, and today, we are regulated by more than 50 federal, state, and foreign regulators. For example, our asset management business is registered with the SEC, and our trading business includes a CFTC-regulated swap dealer. Our investment banking business is subject to regulation by the FINRA and the SEC. Our Board of Directors has expertise in capital markets, digital assets, cybersecurity, risk, and technology to support our governance and business operations. See “Management” elsewhere in this prospectus for further information on our board of directors and executive officers. We regularly engage with legislative stakeholders with an eye toward advancing the long-term ambitions of Galaxy, and the industries in which we operate more broadly.

•First-Mover with a History of Innovation and Leadership: We are deeply embedded in the global digital asset ecosystem, maintaining relationships with emerging protocols, institutional investors, and companies driving innovation. Our connectivity creates synergies across our Global Markets and Asset Management & Infrastructure business lines. Our investment banking and Venture teams have access to early-stage digital asset projects, high-growth companies, and strategic market opportunities, enabling us to advise, invest in, and partner with industry-defining businesses.
•Purpose-Built, Diversified Business Model is Deeply Integrated: Our business model offers a broad suite of financial products and services focused on digital assets and emerging technologies. Beyond traditional trading and asset management solutions, we provide clients with opportunities to generate incremental yield through staking to our validator nodes. Investors can also use their staked assets as collateral to obtain liquidity, hedge market risks, and enhance yields while earning staking rewards. Our competitive advantage is our ability to bridge the gap between traditional finance and blockchain innovation to offer strategic advisory and capital solutions for our clients.
•Differentiated Infrastructure Supports Next-Gen AI/HPC Campus: Our Helios campus provides access to reliable power at scale, which is able to support large-scale data center operations. The campus has 800 MW of approved power capacity, with an additional 1.7 GW under load study. Once fully operational, Helios is expected to be one of the largest HPC campuses globally. The Helios campus is located on top of one of largest aquifers in Texas, with access to a freshwater pond—further assisting with cooling capabilities. Our experience in building and operating large-scale data center infrastructure further supports the development of our capabilities in this area.
•Well-Positioned to Power AI Demand: We believe that our track record of bitcoin mining and experience with our Helios campus have strongly positioned us to continue to scale our Data Centers operating business segment beyond Helios, both organically and inorganically, as opportunities arise. We plan to continue to capitalize on our ability to secure and manage low-cost power assets, essential long-lead-time power infrastructure, and build and manage high-density compute facilities. We will continue to draw on the combined expertise of our compute and data center professionals to strengthen relationships with cloud service providers and expand our data center footprint.
Our Growth Strategies
Within our Digital Assets operating business segment, we seek to continue our growth trajectory through the following organic strategies.
•Deepening Relationships with Existing Clients: We see significant opportunity for organic growth through increasing adoption of crypto-related services and products amongst existing clients. We have 1,381 onboarded trading counterparties, more than 1,200 asset management clients and numerous other stakeholders across our two operating businesses as of March 31, 2025, the majority of which only utilize one of our products and services. Our comprehensive set of solutions within Digital Assets enables cross-selling and creates a flywheel effect for our business. This trading counterparty count does not include counterparties that we face on digital asset trading platforms that match buyers and sellers, nor does it include those platforms themselves.
•Adding New Clients: We operate our business with the intention of being the platform of choice for new clients entering the ecosystem. Each of our client-facing business lines is comprised of dedicated product development and sales team members responsible for leveraging Galaxy’s wide range of institutional capabilities to earn the wallet share of new clients. We are incrementally growing our global presence by expanding our sales and distribution capabilities in Europe and Asia, staffed by regional management teams.
•Client-Centric Product Innovation: We have invested significantly in developing new, innovative products that cater to the unique needs of our clients. Our focus on product innovation and our track record for building bespoke solutions in an evolving ecosystem set us apart as a platform. Galaxy is opportunistic in identifying growth opportunities within the digital assets and adjacent sectors, making investments to drive expansion and capitalize on emerging trends.
•Expanding into Additional In-Demand Products and Technologies: Our close partnerships with industry leaders and ecosystem innovators across the breadth of the digital assets economy have allowed us to examine thousands of potential opportunities to widen our exposures in-line with innovation and development trends across the ecosystem. This vantage point allows us to incubate, support, and scale ideas that we believe can ultimately crystalize into new and compelling businesses to offer to our clients. The DNA of our firm and our leadership team is rooted in identifying and attacking new growth opportunities in the market.
In addition to the above organic growth opportunities, we believe that the depth and breadth of our platform within our Digital Assets operating business segment makes Galaxy an ideal platform for continued consolidation within the digital assets ecosystem. We have a proven track record of identifying, executing and integrating acquisitions to expand our product offerings and revenue streams. Notably, in 2022 we closed the acquisition of the Helios campus from Argo Blockchain and in 2023 closed the acquisition of GK8 from Celsius Network. Our acquisition criteria focus on opportunities that enhance our product offering, strengthen our value proposition to clients, expand the geographic reach of our platform, and align well culturally.
We believe we can accelerate our revenue and earnings growth by expanding our Data Centers operating business segment for high-value applications such as AI, cloud computing, and machine learning. We intend to continue to strategically develop the infrastructure necessary to support our existing contractual commitments to our existing HPC customer and to support expected customer growth and additional demand by leveraging our data center expertise and capabilities. We intend to actively pursue new opportunities and expand our customer base in the HPC hosting market.
Within our Data Centers operating business segment, our growth strategy is focused on the following:
•Fully Build and Lease-up Our Existing Helios Campus: Galaxy is retrofitting our Helios campus to deliver 133 MW of critical IT load, utilizing 200 MW of gross power, to host our customer, CoreWeave’s, AI and HPC infrastructure. CoreWeave has also exercised its first option to access an additional 260 MW of critical IT load utilizing 400 MW of gross power. This brings the total committed critical IT capacity at Helios to 393 MW utilizing 600 MW of gross power. Additionally, we have obtained ERCOT approval for an incremental 200 MW of gross power capacity at our Helios campus. Given immense power demand and low data center vacancy rates across the United States, we expect to be able to contract this additional capacity for AI / HPC in the future. In addition to the 800 MW of gross power capacity we have received approval for, we have 1.7 GW under various stages of load study at Helios, of which we anticipate some portion will be approved in 2025.
Helios is our first data center and will set the blueprint for how we continue to develop our data center business pipeline and capture the value presented by diversifying our revenue mix.
•Expanding into New and Existing Markets: We intend to continue exploring additional data center opportunities to build our platform, both within our existing markets and in new markets where we believe we can obtain attractive energy arrangements and provide benefits to the local energy markets and communities. As we construct and develop these data centers, we can leverage our core competency of developing and managing bitcoin mining sites to build out our HPC data centers efficiently. Through our Data Center operating business segment, we plan to also develop strong relationships with our suppliers, developers, contractors, and other business partners. We believe these partnerships will enable us to lower construction costs and have greater supply chain reliability, resulting in cheaper and more efficient data center construction.
•Continue to Diversify Revenue Mix: We believe that the Data Centers operating business segment will attract customers that opt for long-term leases of approximately ten to fifteen years, which would provide stable and predictable cash flows. We plan to aggressively manage and lease-up our data center assets to maximize cash flow. Long-term leases facilitate increased touchpoints between the customer and our account management teams. Through these continued interactions, we expect to develop a better understanding of future demand. As a result, we can plan to acquire power and land in our customer’s desired locations.
Our Clients
Institutions and Qualified Individuals
We serve a diverse range of clients across our Digital Assets business, including institutional allocators, asset managers, hedge funds, family offices, and high-net-worth individuals. Galaxy provides its clients with a comprehensive suite of financial products and services, facilitating efficient access to the digital asset ecosystem.
Companies in the Digital Assets Ecosystem
Our investment banking clients include public and private corporates, as well as startups in the digital assets sector, who rely on our advisory services for M&A, capital raising, and restructuring. Our deep industry expertise and strong connections within the digital asset ecosystem—reinforced by our central role in the market—allow us to effectively monetize relationships across the firm and serve as a highly strategic component of our flywheel.
Institutions Requiring Custody Solutions
Banks, trust companies, custodians, and asset managers utilize our GK8 self-custody technology to securely generate, store, and manage digital asset private keys. These clients prioritize Galaxy’s enterprise-grade security, regulatory compliance, and ability to integrate with evolving institutional custody demands.
Opportunistic and Specialized Mandates
Galaxy has extensive experience managing complex bankruptcy and restructuring transactions across its Digital Asset businesses. This expertise includes participating in the debtor-in-possession financing market with a digital asset technology company and collaborating with the FTX Estate to develop a comprehensive plan to manage its digital asset holdings for creditors through hedging arrangements and liquidation services. Galaxy also completed a restructuring mandate with Prime Trust through our investment banking business.
Cloud Service Providers
Galaxy will host CoreWeave, a key player in scalable, efficient computing solutions for AI and other high-performance computing applications. We believe that Galaxy’s proven ability to develop, own and operate digital infrastructure, coupled with its access to reliable, large-scale power, will make it an attractive partner to cloud service providers as it expands its data center footprint.
Go to Market
Digital Assets
We operate our Digital Assets operating business segment as a vertically integrated financial services platform, providing institutional-grade solutions across traditional financial and blockchain networks. We leverage extensive industry relationships and cross-functional expertise to deliver innovative solutions for institutions and qualified individuals, combining traditional financial expertise with crypto-native innovation. Additionally, we host proprietary conferences and maintain close collaboration with global institutions to position ourselves as a trusted partner to our clients and advisor in complex transactions.
Global Markets
•Trading: Within Galaxy’s trading business, we leverage our global reach, liquidity provisioning and risk management expertise to offer tailored trading solutions across the digital asset ecosystem. The trading business has a dedicated sales team that is charged with building strong institutional client relationships and delivering tailored market insights. The team leverages the firm’s deep research capabilities and global trading infrastructure to offer traditional and bespoke solutions to meet the evolving needs of its client base.

•Investment Banking: Galaxy’s investment banking team sources new deals by leveraging its extensive industry expertise and deep client relationships, driven by Galaxy’s central positioning within the digital asset ecosystem. The business maintains strong connections with protocols, start-ups, and digital asset companies, allowing it to identify and execute high-value transactions across M&A, capital markets and strategic advisory. Its broad institutional investor network further enhances deal execution and ensures clients receive the financing solutions and strategic partnerships needed to grow their businesses.
Asset Management and Infrastructure Solutions
•Asset Management: For our alternatives products, which are managed by a team of experienced investment professionals at Galaxy, we leverage our in-house sales and business development team to raise external capital. For ETFs, we have partnered with some of the world’s largest traditional asset managers, including State Street Global Advisors, Invesco, DWS, CI, and Itau to develop and launch digital asset and emerging technology funds. Galaxy combines the scale, product expertise, and distribution channels of its issuer partners with its own portfolio management, trading, and market expertise to efficiently drive capital into its funds.
•Staking: Galaxy’s staking team is strategically focused on executing technical integrations and partnerships with large custodians, wallet providers, and liquid staking protocols, enabling us to expand access to Galaxy’s staking services and associated trading products. The staking business leverages the distribution teams across its Digital Assets platform to offer institutional investors an opportunity to earn staking rewards and use staked assets as collateral for loans and other financial products.
We believe that the diversity and breadth of our digital asset offerings drives strong organic growth and cross-selling opportunities, leading to stickier, longer-term client relationships across the Galaxy platform.
Data Centers
In the first quarter of 2025, we announced a strategic expansion into AI and HPC to help meet the increasing demand for highly reliable power and data center infrastructure to support accelerated AI growth within the United States. We believe that this transition underscores the unique strengths of our Helios campus—including its expansive acreage, 800 megawatts of approved interconnection capacity, secured long-lead-time infrastructure components slated for energization, and access to both water and fiber connectivity.
Our Data Centers business is supported by a business development team actively engaged in responding to requests for proposals from leading cloud service providers. Additionally, we have a team of experienced professionals dedicated to sourcing future land and site acquisitions, as well as securing power access to support ongoing expansion.
Our Products and Services
Digital Assets
Within our Digital Assets operating business segment, we provide financial services including trading, investment banking, asset management, staking, tokenization and custodial technology.
•Global Markets: Within our trading business, we offer spot and OTC derivatives trading, lending, and structured products on a principal basis. Our execution capabilities include both voice and electronic trading, accessible via API or GUI. On the derivatives side, we provide cash- and physically-settled options, as well as deliverable and non-deliverable futures, forwards, and swaps. We also deliver tailored lending solutions, offering loans backed by digital assets or cash to support clients’ liquidity, trading, and strategic capital needs. This includes margin lending, revolving credit facilities, collar loans, miner financing, and collateralized loan obligations. Revenue is generated through transaction fees—typically tied to trading volume—as well as gains or losses on principal positions. In addition, we earn interest income from lending activities and fees for structuring loans for clients.

Our investment banking business has established a leading position in capital raising and M&A within the digital asset industry, successfully executing transactions across a wide range of sub-sectors and client types. We generate fee income based on transaction value or capital raised, and also earn fixed fees on select mandates.
•Asset Management & Infrastructure Solutions: Our asset management business provides investors access to the digital asset ecosystem via a diverse suite of institutional-grade investment vehicles that span ETF and Alternative strategies. Our ETFs include a suite of passive and active products developed in partnership with leading asset managers across the United States, Canada, Brazil and Europe. Our passive ETFs feature regulated, spot digital asset ETFs, while our active ETFs provide exposure to digital assets and other disruptive technology equities.
Galaxy asset management’s alternative investment strategies encompass an actively managed long-only token selecting fund, a long-short hedge fund, and its venture franchise. On the active side, Galaxy asset management offers a Liquid Crypto Fund designed to provide access to both core and next generation digital assets and an Absolute Return Fund, launched in 2025, which employs a multi-asset strategy with long and short positions across the digital asset ecosystem and adjacent disruptive technologies.
Galaxy asset management’s Venture franchise includes Galaxy Interactive, which invests at the intersection of content, technology and social commerce, with a focus on video games and the infrastructure powering immersive virtual worlds. Additionally, our inaugural digital assets venture fund targets early-stage investments in protocols, software infrastructure, and financialized applications. The venture franchise also features two global, multi-manager venture funds and a subset of Galaxy's balance sheet venture investments.
Our asset management business generates revenues through a combination of management fees on AUM and performance fees for certain Alternatives strategies based on the investment performance of the funds.
Our Infrastructure Solutions business includes blockchain-centric technology and infrastructure including staking, tokenization and custodial technology. Our staking business operates validator nodes to secure blockchains and enable our institutional clients to earn staking rewards, use staked assets as collateral for loans and participate in an increasingly on-chain and decentralized future. Galaxy provides validator services to nine different blockchain networks, such as Ethereum and Solana. As part of our broader suite of infrastructure solutions, we offer secure, institutional-grade cold and hot wallets for institutions seeking to self-custody their assets, along with integrated tokenization capabilities.
Data Centers
Galaxy’s Data Centers operating business segment is building high-performance computing infrastructure at our Helios campus in the panhandle region of West Texas to support the next wave of AI innovation. This includes 200 MW of purpose built HPC data center capacity currently under development, with 800 MW of total approved power capacity and an additional 1.7 GW under load study. With land to scale, reliable power, long-lead time components already acquired and scheduled to be energized, and access to water and fiber, we believe that Helios is well-positioned to be a promising site to build and operate large-scale data center infrastructure.

Our Data Centers operating business segment is expected to provide a significant and diversified source of long-term, predictable revenue for Galaxy, uncorrelated to the prices of digital assets, which we believe will help to reduce the volatility of our annual revenue, earnings and cash flow.
Technology and Data
Technology Infrastructure: Our advanced and resilient infrastructure—including cloud platforms such as Amazon Web Services, third-party data centers, and our Helios campus—is strategically designed to ensure scalability, reliability, and robust security across our comprehensive suite of technology solutions. This infrastructure is fortified with multi-factor authentication, data encryption protocols, and secure custody measures to uphold the highest standards of data protection.
Global Markets Technology: Galaxy’s trading systems are purpose-built on high-performance, scalable, and resilient infrastructure, designed to meet the speed, reliability, and predictability required by institutional digital asset markets. The platform leverages binary serialization and deterministic service logic to deliver consistent low-latency performance, even under heavy load. Our distributed clustered architecture ensures high availability and fault tolerance, helping to prevent service disruptions and support 24/7 uptime. Through a robust set of API gateways, clients and internal traders gain access to real-time price distribution (via our matching engine or quote streams), order management tools, algorithmic execution systems, and smart order routing capabilities.
Asset Management & Infrastructure Solutions Technology: Galaxy operates validator nodes and provides staking and data oracles on a wide range of protocols. Our streamlined staking services are enabled through a unified API with customizable parameters, client diversity, and geographic distribution. We combine our core staking services with the breadth and diversification of Galaxy’s business to provide a robust client experience. Through our acquisition of GK8, we provide digital asset Custody solutions with our Impenetrable Vault, uMPC and Proxy Vault technologies. Impenetrable Vault’s patented one-way communication technology provides a digital asset custody system that never receives digital input and remains entirely offline. Proxy Vault allows for remote and automatic transactions through a unique system that enables the execution of transactions without direct access to the Impenetrable vault, ensuring that your funds are both secure and available 24/7. With our patented uMPC technology, digital asset companies can leverage the most advanced MPC capabilities with an unlimited number of co-signers, ensuring the highest level of security, and the industry’s fastest MPC algorithm, with low-latency performance for real-time transaction processing and optimal efficiency.
Third-Party Providers: Galaxy partners with a range of third-party technology providers to support and maintain its platform. This includes technology services for cloud computing, data security and compliance. The company also leverages specialized blockchain technology services for real-time data feeds.

Research and Development
Creativity and innovation are deeply ingrained in Galaxy’s corporate culture. We believe that we have been at the center of development and commercialization of the most impactful trends within the digital ecosystem, whether developed in-house or investing through our partnerships or asset management platform. Our opportunistic approach to innovation has allowed us to remain nimble and adaptive to the latest developments with our space and develop and grow our suite of offerings to best serve the evolving needs of our clients. Importantly, all areas of Galaxy collaborate on innovation and draw on the full connectivity of the firm to focus not only on the most interesting areas of technological development, but on the most commercially viable ones. Most recently, we have focused our organic innovation efforts across three main areas of the digital assets ecosystem:
Staking
Galaxy has established a robust staking team dedicated to developing innovative on-chain capabilities for both the firm and its institutional clients. Our team has successfully streamlined a comprehensive suite of non-custodial staking services and products tailored for custodians, wallets, platforms, and protocols across the ecosystem.
A key component of our offering includes pioneering financial products that leverage staked assets as collateral, seamlessly integrating them with additional trading services to maximize value for clients. This initiative is supported by our dedicated, globally distributed team of blockchain specialists who ensure continuous operation and development.
Beyond our core staking services, Galaxy provides critical protocol and project support to emerging blockchain initiatives. We place particular emphasis on early-stage projects during the formative periods of their product lifecycle. Working in close coordination with our asset management division, the Blockchain Infrastructure team delivers specialized services during the critical “Idea and Build” phase, including testnet and devnet deployments, comprehensive product feedback, and technical documentation support.
Tokenization
•We offer tokenization of real-world assets, which enhances liquidity, enables fractional ownership, improves transparency, and facilitates more efficient, accessible, and global asset trading through blockchain technology.
The tokenization of traditional financial assets offers several compelling advantages:
•Enhanced Efficiency: Smart contracts enable automation of coupon payments, waterfall distributions, margin calculations, and liquidation processes, substantially reducing the costs associated with debt servicing operations.
•Meaningful Transparency: By placing assets on-chain, investors gain real-time visibility into performance metrics of loans and other assets. We believe this represents a significant improvement over traditional structures such as CLOs, where portfolio managers typically provide only periodic updates to investors.
•Improved Collateral Management: The transparent nature of tokenized assets increases their acceptability as collateral among third-party exchanges and market participants, as the enhanced visibility contributes to more favorable risk profiles.
•Expanded Distribution Capabilities: Tokenization integrates asset value with its associated information, freeing financial instruments from siloed databases and facilitating more efficient movement throughout the market.
We believe the primary verticals within the blockchain-based financial ecosystem that present the greatest opportunity for tokenization are stablecoins, money market funds, on-chain credit, and Real World Assets (RWAs). Within this landscape, stablecoins have already achieved clear product-market fit, while money market funds have demonstrated robust growth during 2024. Based on the current trends, we anticipate that on-chain debt represents the next significant opportunity horizon leading up to 2027. There has been ongoing experimentation with RWAs, and as an example, in 2024 Galaxy participated in the tokenization of ownership of a 1708 Stradivarius violin valued at approximately $9 million at the time.
Through our GK8 platform, we offer tokenization capabilities supporting unique smart contract deployments across more than 20 blockchain networks. The Company provides a full-spectrum solution encompassing technology infrastructure, structuring and advisory services, and distribution capabilities for tokenized debt and equity products throughout the market.
Venture Investing
•Galaxy supports industry innovation as a capital provider for early-stage digital asset companies and protocols through our asset management business. We have made more than 250 of these investments since 2018, making Galaxy one of the most active digital asset ecosystem investors in the world. In general, our strategy has focused on Seed and Series A stage companies in three categories: (i) Financialized Applications, which we view as the emergent use cases of blockchains in financial services, (ii) Software Infrastructure, which we view as the picks and shovels businesses which support the industry, and (iii) Protocols, which we view as the actual underlying network innovations that make finance increasingly possible on blockchains.
We work closely with portfolio companies both as a capital partner and as a gateway to the Galaxy ecosystem. Portfolio companies often find synergies with one or more of our business lines. For example, Fireblocks used our Operations team as a design partner after our Ventures team invested in Fireblocks’ Series A through Series C rounds. Fireblocks technology is now utilized through Galaxy's OTC counterparty network.
In all three categories, our venture investing strategy serves as the tip of the spear to evaluate which new ideas are most interesting and where they can interact with the rest of our business lines.
•We are currently developing a fully tokenized CLO in partnership with Galaxy’s lending and asset management businesses. The company managing the underlying portfolio of bitcoin, ether, and Solana denominated loans is expected to be a portfolio company of our Ventures team. We expect that the tokenization of the product enables full transparency (performance of the loans in real time), automated servicing (margin and coupon payments), and collateral management. We view this as the first product in the industry that takes a truly complex traditional structure and applies it to digital assets, and we see this as just the beginning of the coming wave of tokenized structured debt.
Competition
We operate in highly competitive and rapidly evolving industries and face competition from both established financial institutions and emerging crypto-native entities. Our competitive landscape is varied across two operating business segments: Digital Assets, which includes our Global Markets and Asset Management & Infrastructure Solutions businesses, and Data Centers, which includes our scalable HPC infrastructure. See “Risk Factors—Risks Related to Our Operations—We operate in highly competitive industries and we compete against unregulated or less regulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively” for more information on our competitive landscape and related risks.
Digital Assets
Our Digital Assets operating business segment integrates trading, advisory, asset management, and staking services, which compete with a diverse array of traditional and decentralized market participants.
•Galaxy’s trading business competes against OTC brokers, derivatives platforms, and prime brokerage firms that offer digital asset trading and financing to institutional clients. These include both traditional financial institutions expanding into digital assets and crypto-native trading platforms. leveraging advanced technology. Galaxy’s trading business also competes with decentralized finance platforms, where protocol-based solutions for lending, trading, and staking operate without traditional intermediaries.
Our investment banking business faces competition from boutique advisory firms specializing in blockchain and fintech, as well as global investment banks that provide cross-sector mergers and acquisitions (M&A), restructuring, and capital-raising services. These competitors range from niche players with deep digital assets expertise to large institutions with broad sectoral reach.
•Galaxy’s asset management business competes with a growing range of players across both traditional and crypto-native segments. Established asset managers are increasingly entering the digital asset space, leveraging their brand recognition, distribution networks, and institutional relationships to offer crypto-related investment products. Crypto-native asset managers continue to expand their presence, often offering a full spectrum of investment strategies—from passive vehicles like ETFs to more complex alternatives such as venture, hedge, and yield-generating strategies.
•Our staking services business competes with staking infrastructure providers that operate nodes, facilitate delegation, and participate in consensus mechanisms for proof-of-stake (PoS) blockchain networks. These rivals range from specialized staking firms to cloud providers offering node-hosting solutions.
Data Centers
Galaxy’s Data Centers operating business segment competes with a range of infrastructure providers that are building or repurposing facilities to support the rapidly growing demand for AI and compute-intensive workloads. This includes traditional data center operators expanding into HPC, cloud infrastructure providers scaling capacity, and former crypto mining operators pivoting to meet the needs of AI workloads. Competition centers around access to reliable, large-scale power, high-speed connectivity, cooling solutions, and strategically located real estate—all critical factors in delivering the performance and efficiency required by AI and HPC clients.
Intellectual Property
Our success depends in part upon our ability to obtain and maintain intellectual property protection for our brand, technology and inventions; to preserve the confidentiality of our trade secrets; to defend and enforce our intellectual property and proprietary rights; and to operate without infringing, misappropriating or otherwise violating the valid and enforceable patents and other intellectual property rights of third parties.
We rely on a combination of patents, trademarks, service marks, trade secrets, copyrights and domain names to protect our proprietary technology and other intellectual property.
We rely upon trade secrets, confidential know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and confidential information are difficult to protect. We take steps to safeguard our confidential and proprietary information, including our algorithms, source and object code, designs, and business processes, through physical, technical, and administrative security measures and contractual restrictions. We seek to limit access to our confidential and proprietary information on a “need to know” basis and enter into confidentiality and nondisclosure agreements with our employees, consultants, customers and vendors that may receive or otherwise have access to any confidential or proprietary information. We also obtain written invention assignment agreements from our employees, consultants, and vendors that assign to us all right, interest and title to inventions and work products developed during their employment or service engagement with us. However, these agreements may not provide meaningful protection. These agreements may also be breached, and we may not have an adequate remedy for any such breach.
Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our technology or obtain and use information that we regard as proprietary, or our technology and proprietary information could be unintentionally or intentionally misused by our employees. Third parties may independently develop the same or similar proprietary information or technology or may otherwise gain access to our proprietary information or technology. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information.

Intellectual property rights may not address all potential threats to our competitive advantage. See “Risk Factors—Risks Related to Regulation, Information Systems and Privacy Matters” for a description of risks related to our intellectual property and information technology systems.
Culture and Employees
•Our people are our greatest asset, and employee engagement and satisfaction are a hallmark of our innovative company culture.
•Our success depends on our ability to attract, retain, develop and motivate highly qualified people.
•We strive to foster an innovative culture as we further build our business and expand our products and services, and we view our human capital-related initiatives as an ongoing priority.
•We attract curious, innovative, entrepreneurial, creative and highly-motivated people, from best-in-class companies across Wall Street and Silicon Valley, and from ‘crypto-blue-chip’ firms.
•As part of our inclusive culture, we hold regular all-hands meetings during which senior management provides business and market updates, and where any employee can ask questions.
We have hired professionals with significant experience in each of our businesses and our operations. As of March 31, 2025, we had over 550 full-time employees worldwide, with approximately 400 employees in the United States. None of our employees are represented by a labor organization or are a party to a collective bargaining arrangement. We work to identify, attract, retain, and develop employees who are aligned with and will help us progress with our mission. We seek to provide competitive cash and equity or equity-based compensation. We believe we have a good relationship with our employees and that our unique, strong culture of innovation differentiates us and is a key driver of business success.
A number of employees in our trading business have prior experience trading in traditional markets at financial institutions including trading operations and technology development of investment banks, hedge funds, proprietary trading firms and broker-dealers. They have joined Trading to build out its proprietary trading systems and lending business.
We employ individuals in our investment banking business with prior experience in leading private placements of securities as a placement agent, providing advice on mergers and acquisitions and acting as underwriter for registered public offerings of equity, debt or other corporate securities in the United States, and supporting the investment banking operations.
In addition, a number of employees in our asset management business have experience across portfolio management, trading, sales, operations, and client service from buy-side, sell-side, public and private financial institutions, and experience supporting the asset management operations, while others have the technical expertise necessary to support our Digital Assets business.
Certain employees in our Data Centers business have prior experience in banking, investing and data center operations at large financial services firms. These employees are primarily focused on HPC and data center operations at our flagship Helios site.
Finally, certain of our employees focus exclusively on research and understanding, proactively planning for and responding to risks associated with our business and industry. We have also hired experienced professionals in legal, finance, technology, administrative support and operations areas, and as of December 31, 2024, have over 200 employees dedicated to corporate activities that support the businesses.
Facilities
Our principal offices are located in a leased office at 300 Vesey Street, New York, New York 10282 and consist of approximately 10,040 square feet. We use this facility for administration, sales and marketing, technology and development and professional services. As of December 31, 2024, other primary properties included our Helios Data

Center campus in the panhandle region of West Texas and office spaces in London, Hong Kong, Israel and the Bahamas.
Government Regulation
Below is a description of the regulations, requirements or regimes that are, or are expected to be, applicable to our businesses by jurisdiction.
The worldwide regulation of investing and financial businesses is extremely complex; digital assets make up a relatively new and rapidly evolving space. We are expected to be guided in significant part by regulatory regimes that are not clear or are not yet developed. We intend to use our internal legal and compliance expertise, in consultation with its outside counsel, to determine how to engage in our business activities so as to obtain the appropriate licenses or to be able to rely on an exception or exemption from any relevant registration requirement. We will continue to monitor the laws and guidance issued in these jurisdictions that may be applicable to our business.
United States
Our business is subject to multiple complex regulatory regimes in the United States. For a discussion of certain U.S. regulatory risks, see “Risk Factors—Risks Related to Our Operations—A determination that a digital asset is a “security,” or that an activity in which we engage involves a “securities transaction” for purposes of the federal securities laws could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of our Class A common stock;” “—A determination that a digital asset is a “security,” or that an activity in which we engage involves a “securities transaction” for purposes of the federal securities laws could have adverse regulatory consequences for us, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of our Class A common stock;” and “Risk Factors—Risks Related to Our Operations—Our process for analyzing whether or not a particular digital asset is a security for purposes of the federal securities laws may not yield results that are consistent with subsequent determinations by the SEC or federal courts, or with similar determinations made by our competitors.”
Securities Regulation Generally
A key question that we face in virtually all of our business lines is whether the digital assets we transact in are “securities” or sold in a “securities transaction” under the federal securities laws. As a general matter, if a particular digital asset is a security, any transaction in that digital asset that falls under U.S. jurisdiction would be subject to the SEC’s anti-fraud and anti-manipulation authority. In addition, offers and sales of that digital asset would require registration under the Securities Act or, alternatively, establishing an exemption from registration. Our involvement in these transactions could subject us to regulation as a broker-dealer or investment adviser, as discussed below under “—Broker-Dealer Regulation” and “—Investment Adviser Regulation.” And while transactions in digital asset securities in the United States or with U.S. clients and counterparties would generally be subject to regulation under the federal securities laws, similar transactions that take place outside the United States with non-U.S. clients and counterparties generally would not implicate the federal securities laws. As a result, the manner in which we are able to engage in transactions in a particular digital asset depends on the digital asset itself and the characteristics of the specific transaction, and requires us to maintain procedures for conducting careful facts-and-circumstances analyses.
For transactions in digital assets (other than those carried out on digital asset trading platforms in which we act on a proprietary basis as an investor), our procedures sort individual digital assets into two categories:
•No Restrictions—digital assets that we may transact in the United States or with U.S. clients and counterparties. These are digital assets for which we have identified what we believe to be reasonable grounds for concluding the digital assets are not securities under the federal securities laws.

•Non-U.S.—digital assets that we may transact only outside the United States with non-U.S. clients and counterparties. These are digital assets that do not meet the criteria for inclusion in the “No Restrictions” category.
We have adapted our process for determining the federal securities law status of digital assets over time, as the specific steps in the process have evolved in light of the developing regulatory environment. Prior to 2018, our activities primarily involved Bitcoin and Ethereum and their various forks. Beginning in January 2018, we implemented a procedure whereby before transacting in a new digital asset, our trading desk would seek approval from the legal department; the legal department would generally discuss the digital asset with other Galaxy employees to determine whether the digital asset appeared to have a consumptive use, as opposed to a merely speculative investment use, and if so approve it for transactions. Beginning in January 2019, our legal department introduced a New Product Approval form in order to standardize the process that was initiated the previous year, and responsibility for approving and categorizing new digital assets was assigned to a risk committee (later renamed the “Token Committee”) composed of senior executives, including members of the legal department, and advised by the legal department. In August 2020, with the benefit of several months’ experience using the Token Committee approval process, our legal department updated the New Product Approval form to more closely align with the analysis being conducted by the Token Committee with advice of the legal department. In August 2021, the Token Committee introduced an element to the approval process in addition to the New Product Approval form, generally requiring a third-party assessment of a digital asset’s federal securities law status when the digital asset is proposed for inclusion in the “no restrictions” category, which may include a legal analysis prepared by external lawyers. For more information regarding the digital assets that our trading business may provide clients and counterparties access to as of March 31, 2025, see Appendix A to this prospectus.
As part of our federal securities law analytical process, we take into account a number of factors, including the various definitions of “security” under the federal securities laws and federal court decisions interpreting elements of these definitions, such as the U.S. Supreme Court’s decisions in the Howey and Reves cases and their progeny, as well as reports, orders, press releases, public statements and speeches by the SEC, its commissioners and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws. To the extent any such court rulings, reports, orders, press releases, public statements, speeches or other developments we become aware of implicate a digital asset that we have previously sorted into the “No Restrictions” category, we endeavor to reassess the federal securities law status of such digital asset. In certain circumstances, our categorization of particular digital assets has changed, and may in the future change, in light of new information. For example, if a digital asset in which we transact in the United States or with U.S. clients or counterparties were alleged to be a security in an SEC enforcement order or in a statement or speech by an SEC official, we would consider any new findings of facts, legal analyses and other circumstances involving such digital asset that are relevant to whether such digital asset may be a security, and determine whether our classification of such digital asset should be modified. Conversely, certain digital assets that were once offered in a manner that led us to sort them into the “Non-U.S.” category (i.e., because they did not meet the criteria for inclusion in the “No Restrictions” category at the time of such determination), may later be re-analyzed based on developing facts and circumstances. Under certain circumstances, we may determine that we have reasonable grounds for concluding that such a digital asset is not a security under the federal securities laws. We also evaluate any broader impact that such court rulings, reports, orders, press releases, public statements and speeches may have on our overall business strategy, in particular the scope of our trading business. We continue to monitor the U.S. (and global) regulatory environment, and we expect our process to continuously evolve to take into account case law, facts and developments in technology, as regulatory guidance evolves.
From time to time, we may conduct a re-evaluation of our prior determinations regarding the federal securities law status of a digital asset in which we may transact when we become aware of new findings of facts or other changed circumstances implicating such digital asset. We do not always update or reconsider the federal securities law status of the digital assets in which we may transact under our current procedures absent any new findings of facts or other changed circumstances involving such digital assets. When we become aware of any court rulings, reports, orders, press releases, public statements, speeches or other developments implicating a digital asset in which we transact, and a member of the Token Committee considers there to be a reasonable likelihood that such development could impact our prior determination with respect to the federal securities law status of such digital asset, we would reevaluate such digital asset under our current procedures, taking into consideration such new development, before continuing to transact in such digital asset in the United States or with U.S. clients or counterparties. Because of this, there is a possibility that a digital asset we have approved for trading under our prior policies and procedures might not gain approval under our policies and procedures as updated or enhanced.
We believe that our process reflects a thoughtful analysis that is reasonably designed to facilitate consistent application of available legal guidance to digital assets to determine whether a particular digital asset is a security or involves a securities transaction. However, we recognize that the application of securities laws to the specific facts and circumstances of digital asset transactions is complex and subject to change and differing judicial opinions, and therefore legal and regulatory risk will be an inherent feature of our business model until greater legal and regulatory certainty becomes possible. Because our process may be considered “risk based” in the sense that it is not capable of entirely eliminating risks associated with a particular digital asset being found to be a security, and because of the fact that our determinations (and similar determinations by other industry participants) are not binding upon the SEC, any federal court or any state securities regulator, we acknowledge that a particular digital asset that we transact in may in the future be found by a federal court or alleged by the SEC or a state securities regulator to be a security or involve a securities transaction notwithstanding our prior determination. We also acknowledge that the SEC, a federal court or a state securities regulator may determine that a digital asset is a security based on factors that are difficult to predict and/or are outside of our control, potentially including the actions of a third party promotor. In that case, our prior determination, even if reasonable under the circumstances, would not preclude legal or regulatory enforcement action, or lawsuits brought by our clients and counterparties, based on the presence of a security.
The potential consequences of having engaged in a digital asset transaction in the U.S. or with U.S. clients and counterparties in which we did not, but in retrospect should have, treated the digital asset in question as a security would depend on the facts of the specific transaction. For example, if we brokered a trade or engaged in a principal transaction in an unregistered digital asset security, depending on the facts it is possible that we could have acted as an unregistered broker or dealer, or perhaps as an “underwriter” with respect to that digital asset security, incurring fines and other penalties for the failure to register as a broker-dealer with the SEC and for having engaged in an illegal unregistered securities transaction. A client or counterparty who purchased a digital asset from us in an illegal unregistered securities transaction could also, depending on the facts, have the right to rescind that transaction and to sue us for damages. Similarly, if we advised a client or counterparty in connection with the purchase or sale of a digital asset security, depending on the facts we could incur fines and other penalties for the failure to register as an investment adviser, and our client or counterparty could also have a damages claim against us. The amount of fines, penalties and damages that we could incur as a result of having improperly transacted in digital asset securities could be significant enough to have a material adverse effect on our business, financial condition and results of operations.
Broker-Dealer Regulation
The Exchange Act requires that any person who is acting as a broker or dealer register with the SEC. A broker is defined as “any person engaged in the business of effecting transactions in securities for the account of others,” while a dealer is defined as “any person engaged in the business of buying and selling securities for such person’s own account,” in each case, subject to regulatory exceptions. To facilitate our Global Markets business and provide securities-related services to clients, we have registered two broker-dealers, Galaxy Digital Partners LLC (“GDP”) and Galaxy Securities, LLC (“GSL”). GDP operates within the investment banking business and is authorized to act as a placement agent for private placements of securities and provide advisory services on mergers and acquisitions. FINRA approved GDP’s business expansion, which permits it to also act as an underwriter to registered public offerings of equity, debt or other corporate securities in the United States. GDP has not been approved by FINRA to transact in digital asset securities. In February 2025, GSL was approved by FINRA as an introducing broker and is authorized to conduct equities and options trading, including agency, principal, and riskless principal trading activities. This approval allows GSL to engage in public market transactions in compliance with FINRA and SEC regulations. As an introducing broker, GSL does not self-clear but instead relies on a clearing firm for trade settlement, custody, and related brokerage services. Both GDP and GSL, as registered broker-dealers, are subject to regulation, examination, investigation, and disciplinary action by the SEC, FINRA, state securities regulators, and other relevant governmental authorities and self-regulatory organizations with which they are registered or licensed or of which they are a member. In addition to being members of FINRA, GDP and GSL are registered with the SEC and subject to broker-dealer regulations governing their respective activities. GDP is registered, and GSL is in the process of registering, as a broker-dealer in 53 U.S. states and territories. The regulation of broker-dealers encompasses all aspects of their business and operations, including sales and trading practices, client onboarding, advertising and marketing, research publication and distribution best execution of customer orders, public offerings, order handling, suitability, fee arrangements, conflicts of interest, disclosures to clients, registration and supervision of personnel, capital adequacy, financial reporting, business continuity planning, and, information security, including data protection and cybersecurity. Broker-dealers must also comply with anti-money laundering rules and requirements issued by FinCEN under the Bank Secrecy Act (collectively, the “Anti-Money Laundering Rules”) (See “—Anti-Money Laundering Rules” below for a description of the specific requirements).
Investment Adviser Regulation
The Advisers Act defines an investment adviser as “any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities.” Galaxy Digital Capital Management LP (“GDCM LP”) within our asset management business is an SEC-registered investment adviser. To the extent that our asset management business has discussions with potential investors, it intends to follow the applicable selling restrictions for each such jurisdiction. In addition, our asset management business is subject to the Anti-Money Laundering Rules (See “—Anti-Money Laundering Rules” below for a description of the specific requirements).
Our investment adviser is subject to, among other things, the anti-fraud provisions of the Advisers Act and fiduciary duties derived from these provisions, which apply to our relationships with our investment banking clients. These provisions and duties impose restrictions and obligations on us with respect to our dealings with our clients and the investments we manage, including for example disclosure of conflicts of interest. Our investment adviser has in the past and will in the future be subject to periodic SEC examinations. A regular or routine SEC examination will typically involve, at a minimum, a careful review of the adviser’s books and records and may include interviewing employees. The SEC examination staff may also conduct more frequent examinations focusing on a limited number of specific issues or conduct an examination “for cause.” Our investment adviser is also subject to other requirements under the Advisers Act and related regulations primarily intended to protect investment banking clients. These additional requirements include maintaining effective and comprehensive compliance programs and written policies and procedures, record-keeping, reporting and disclosure, advertising and solicitation rules, safeguards for protecting client funds and securities, limitations on agency cross and principal transactions between an adviser and its advisory clients, restrictions on advisory contract assignments, privacy protection regulations, and anti-corruption rules relating to investors associated with U.S. state or local governments. The Advisers Act generally grants the SEC broad administrative powers, including the power to limit or restrict an investment adviser from conducting advisory activities in the event it fails to comply with federal securities laws. Additional sanctions that may be imposed for failure to comply with applicable requirements include the prohibition of individuals from associating with an investment adviser, the revocation of registrations, significant monetary penalties, disgorgement of gains, cease-and-desist orders and other censures. The SEC may bring civil actions against investment advisers, and seek damages or other relief, in a U.S. district court or before an administrative law judge. Even if an investigation or proceeding did not result in a sanction or the sanction imposed against us or our personnel by the SEC were small in monetary amount, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation and cause us to lose existing clients or fail to gain new clients.
Regulation of Money Transmission
FinCEN requires any administrator or exchanger of convertible virtual currencies to register with FinCEN as a money services business (“MSB”) and comply with the Anti-Money Laundering Rules and counter-terrorist financing laws and regulations applicable to MSBs. As part of our obligations under the BSA, we are required to develop, implement, and maintain a risk-based anti-money laundering program, provide an anti-money laundering-related training program, report suspicious activities and transactions to FinCEN, comply with certain reporting and recordkeeping requirements, and collect and maintain information about our customers. In addition, we are required to comply with customer due diligence requirements designed to verify a customer’s identity.

U.S. states have adopted a spectrum of approaches to the regulation of digital assets, ranging from a state applying its own money transmission licensing regime, which 49 of the states have done in some form, to adopting a separate regulatory regime for the oversight of digital assets, such as New York’s BitLicense and California’s DFAL discussed further below under “—Digital Financial Assets Business Activity in California.” In addition, the transmission of certain non-cryptocurrency digital assets, such as digital tokens, could also constitute a money services business, a federally regulated business. A subsidiary of GDH LP, GalaxyOne Prime LLC, is registered as an MSB with FinCEN and has applied for money transmitter licenses in a number of states in order to effect aspects of its trading business. GalaxyOne Prime NY LLC, another subsidiary of GDH LP, has applied to become a FinCEN-registered MSB. GalaxyOne Prime NY LLC has also applied to the NYDFS for a BitLicense and a New York money transmitter license. As money services businesses, GalaxyOne Prime LLC and GalaxyOne Prime NY LLC are required to comply with the Anti-Money Laundering Rules and any other laws and regulations applicable to a money services business. Furthermore, a number of U.S. states have adopted specific statutory provisions, or have issued guidance, regarding the treatment of virtual currencies under the money transmitter requirements of that U.S. state.
CFTC Regulation
The CFTC regulates markets in listed futures and various types of derivatives on commodities that have certain types of connections to the United States. The CFTC has taken the position that certain digital assets are commodities that are not securities for purposes of the regulatory scheme of the Commodity Exchange Act of 1936 (the “CEA”). Generally speaking, trading in a principal capacity in commodities in the “spot” or “cash” markets would not subject a person to a licensing or registration requirement under the CEA. The CFTC has jurisdiction over these spot commodity trading activities with respect to its anti-fraud and anti-manipulation authority under the CEA. The CEA imposes registration and regulatory requirements, including disclosure, reporting, and other requirements, on market participants engaged in certain commodity derivatives dealing activities. Under the CEA, commodity derivatives include swaps, futures, and retail leveraged commodity transactions. In addition, the CFTC regulates leveraged retail commodity transactions, which are subject to CFTC regulation as futures contracts unless such transaction results in actual delivery within 28 days. As a result of an acquisition in November 2020, we have a subsidiary, Galaxy DBL LLC, that is a CFTC-regulated commodity trading advisor and commodity pool operator and is a member of the NFA. Members of the NFA are subject to its rules, including, but not limited to, anti-fraud and anti-manipulation rules, diligent supervision requirements and disclosure requirements related to certain digital assets activities.
In 2024, GDL’s dealing activity in swaps exceeded the applicable Dodd-Frank de minimis registration threshold, which required Galaxy to apply for registration as a swap dealer with the CFTC and NFA. Upon becoming a registered swap dealer as of May 29, 2025, Galaxy is subject to additional regulatory requirements, including, but not limited to, capital requirements, margin requirements, risk management requirements, supervision requirements, business conduct standards, and transaction reporting requirements. Galaxy has experienced a significant increase in costs to appropriately comply with swap dealer requirements, with such additional costs factored into broader business planning exercises. In addition, Galaxy’s customers may face additional costs for transactions with Galaxy (such as certain requirements related to margin posting and collection) that may make those customers less willing to trade swaps with Galaxy. To the extent that digital asset transactions that we facilitate or facilitated are deemed leveraged retail commodity transactions, including pursuant to current or subsequent rulemaking or guidance by the CFTC, we may be subject to additional regulatory requirements and oversight related to them.
Additionally, any failure to adequately comply with applicable CFTC rules and requirements may result in investigation and enforcement actions, as well as potential monetary fines, sanctions and/or reputational damage.
Anti-Money Laundering Rules
We are subject to various anti-money laundering and counter-terrorist financing laws. As a broker-dealer, an investment adviser, and a money services business registered with FinCEN, we are subject to the Anti-Money Laundering Rules and are required to, among other things, develop, implement, and maintain a risk-based anti-money laundering program, provide an anti-money laundering-related training program, report suspicious activities and transactions to FinCEN, comply with certain reporting and recordkeeping requirements, and collect and maintain information about our customers. In addition, the Bank Secrecy Act requires us to comply with certain customer due diligence requirements as part of our anti-money laundering obligations, including developing risk-based policies, procedures, and internal controls reasonably designed to verify a customer’s identity. Many states and other countries impose similar, and, in some cases, more stringent requirements related to anti-money laundering and counter-terrorist financing. We have implemented a compliance program designed to prevent our platform from being used to facilitate money laundering, terrorist financing, and other illicit activity in countries, or with persons or entities, included on designated lists promulgated by OFAC and equivalent foreign authorities. Our compliance program includes policies, procedures, reporting protocols, and internal controls, and is designed to address legal and regulatory requirements as well as to assist us in managing risks associated with money laundering and terrorist financing. Anti-money laundering regulations are constantly evolving and vary from jurisdiction to jurisdiction. We continuously monitor our compliance with anti-money laundering and counter-terrorist financing regulations and industry standards and implement policies, procedures, and controls in light of the most current legal requirements.
Virtual Currency Business Activity in New York
The NYDFS requires that any persons or entity engaging in virtual currency activity for third parties in or involving New York, excluding merchants and consumers, must apply for a license, commonly referred to as a BitLicense, from the NYDFS and must comply with anti-money laundering, cybersecurity, consumer protection, and financial and reporting requirements under 23 CRR-NY Parts 200 and 500, among others, or must be chartered under the New York Banking Law and be approved by the NYDFS to engage in virtual currency business activity. Subject to certain exemptions, virtual currency business activity includes virtual currency transmission, storing, holding, maintaining custody, buying or selling as a customer business or controlling, administering or issuing virtual currency. GalaxyOne Prime NY LLC, a subsidiary of GDH LP, has applied for a New York BitLicense in order to effect aspects of its trading business. Neither Galaxy nor any of its affiliates currently have a BitLicense, or have otherwise received approval to engage in virtual currency business activity in New York.
Digital Financial Assets Business Activity in California
On October 13, 2023, California enacted the DFAL. Starting July 1, 2026, DFAL will prohibit any person or entity engaging in digital financial asset business activity or holding itself out as being engaged in digital financial asset business activity, with or on behalf of a resident of California (including businesses with a place of business in California), unless that person or entity either (i) holds a license under the DFAL, (ii) has submitted an application for such license on or before July 1, 2026 and is awaiting approval or denial of that application, or (iii) is exempt from licensure. Once licensed, the licensee must comply with requirements related to record maintenance, fee and risk disclosures, cybersecurity, customer protection, and anti-fraud and anti-money laundering. Subject to certain exemptions, digital financial asset business activities under the DFAL include: exchanging, transferring, or storing a digital financial asset; holding electronic precious metals or electronic certificates representing interests in precious metals on behalf of another person or issuing shares or electronic certificates representing interests in precious metals; and exchanging one or more digital representations of value within certain online gaming systems. “Digital financial assets” are defined by the DFAL as any “digital representation of value that is used as a medium of exchange, unit of account, or store of value, and that is not legal tender, whether or not denominated in legal tender,” but that does not include (i) a transaction in which a merchant grants, as part of an affinity or rewards program, value that cannot be taken from or exchanged with the merchant for legal tender, bank or credit union credit, or a digital financial asset, (ii) a digital representation of value issued by or on behalf of a publisher and used solely within an online game, game platform, or family of games sold by the same publisher or offered on the same game platform, or (iii) a security registered with or exempt from registration with the United States Securities and Exchange Commission or a security qualified with or exempt from qualifications with the department. Neither Galaxy nor any of its affiliates have applied for a digital financial assets business license in California but expect to do so in advance of July 1, 2026.

Lending
There is no U.S. federal law that requires registration or licensing for lending activities. However, if we were to originate consumer or commercial loans in the United States, we would be subject to federal laws including: the Truth-in-Lending Act, which requires creditors to provide consumers with uniform information regarding their loan transactions; the Equal Credit Opportunity Act, which prohibits creditors from discriminating against a number of protected groups; the Consumer Protection Act; the Fair Credit Reporting Act, which is administered by the CFPB and imposes disclosure requirements on creditors who take action based on information from credit reports; and the Fair Debt Collection Practices Act, which limits the permissible conduct of debt collectors in connection with the collection of consumer debt.
Some U.S. state laws may, under certain circumstances, require us to obtain a license from the relevant regulatory authority or authorities in a given state before conducting those lending activities. As a general matter, most state lending licensing laws focus their registration and regulatory requirements on small-dollar, consumer and household lending activities, not commercial lending activity. However, laws and licensing requirements related to lending activities vary from state to state. GDH LP is headquartered in the State of New York and will conduct its operations, including lending activities, from the State of New York. One or more of the legal entities through which GDH LP will conduct such lending activities will be incorporated in the State of Delaware. Generally, GDH LP expects to engage in its lending activities that are above the New York State dollar threshold and do not involve consumer credit transactions for purposes of Delaware State law. GDH LP will also comply with the requirements in other states and it intends to obtain the appropriate licenses if required. GDH LP currently has an active lending license in California.
Consumer Protection
A number of U.S. federal, state, and local regulatory agencies, the Federal Trade Commission and the Consumer Financial Protection Bureau chief among them, regulate financial products and have broad consumer protection mandates and discretion in enforcing consumer protection laws, including matters related to unfair, deceptive, or abusive acts and practices. They also promulgate, interpret, and enforce rules and regulates that could affect GDH LP’s business.
Economic Sanctions
We must comply with economic and trade sanctions administered by the United States and other foreign governments in jurisdictions in which we operate. These sanctions can prohibit or restrict transactions to or from certain countries, regions, governments, and specified individuals. For instance, the Office of Foreign Assets Control includes cryptocurrency addresses to the list of Specially Designated Nationals whose assets are blocked and with whom U.S. person are generally prohibited.
Privacy and User Data
There are a number of laws, rules, directives, and regulations relating to the collection, use, retention, security, processing, and transfer of personally identifiable information about customers and employees. Because of that, much of the data we process, including certain financial information associated with individuals, is regulated by various privacy and data protection laws. These laws can apply, not only to third-party transactions, but also to information transferred between us, our subsidiaries, and other commercial parties.
See “Risk Factors—Risks Related to Regulation, Information Systems and Privacy Matters” for a description of risks related to our privacy and user data obligations.
Mining
Certain jurisdictions around the world have implemented laws or regulations restricting, prohibiting or regulating digital asset mining activities. For example, China enacted a ban on bitcoin mining in June and July 2021, which caused many bitcoin miners to cease operations in China. The GD Mining business operates in Texas, primarily at our flagship campus, Helios. Though there are currently no federal laws or regulations that explicitly apply to digital asset mining activities as such, state regulations vary. In Texas, where our bitcoin mining operations are located, virtual currency mining facilities with a demand of more than 75 MW within the purview of ERCOT are required to register their mining operations with the Public Utilities Commission of Texas (“PUCT”), which shares that data with ERCOT. Texas regulations are currently in the draft rulemaking stage with PUCT and ERCOT regarding digital asset mining facilities and other large electrical loads interconnecting to the ERCOT grid. We regularly monitor for any additional regulations we may be required to comply with in the future as a result. We are licensed as a money transmitter in Texas and do not believe that any other laws or regulations currently exist that subject us to additional registration or licensing regimes as a result of our mining business. We may be required to provide financial attestations or audited financial statements to regulators in Texas in the future if our bitcoin mining operations or other business in Texas continues to grow.
Canada
As a company listed on the TSX, GDHL is subject to Canadian securities law obligations promulgated by the Canadian Securities Administrators the (“CSA”), including the Ontario Securities Commission. GDH LP or its applicable subsidiaries will, if required in the future, register, or file for a registration exemption, in Canada to act as a dealer, advisor or investment fund manager in Canada.
GDH LP may from time to time make loans to Canadian companies. If GDH LP makes loans on the security of real property or engages in other registerable mortgage-related activities, such as, selling mortgages that it has originated, unless an exemption applies, provincial mortgage broker legislation in certain provinces, including for example, Ontario and British Columbia, may impose licensing and related compliance requirements on GDH LP as such legislation is not limited to consumer mortgages. If loans were made to borrowers located in Saskatchewan, a financing corporation license under the province Trust and Loan Corporations Act, 1997 would be required. In addition to Saskatchewan, if loans are made to sole proprietors in certain prescribed categories, a money lender licensing requirement under the Quebec consumer protection legislation may also apply to GDH LP. Any loans made by GDH LP would also need to comply with Canada’s criminal interest rate prohibitions. Additional Canadian regulatory requirements would apply if loans were made in cryptocurrency instead of in cash. Canadian anti-money laundering and anti-terrorist financing legislation would apply if GDH LP was authorized as a securities dealer, a mortgage broker, or if it was required to be registered as a foreign money services business in connection with dealing in virtual currencies. Under Canadian law, while there are no registration requirements that would apply to GDH LP if it were to engage in debt collection activities for its own loans, there are specific requirements and restrictions on interactions with debtors that it must comply with in connection with collecting or attempting to collect debts. There are also specific restrictions with respect to GDH LP referring to itself as a “bank.” GDH LP intends to comply with any such applicable requirements.
In March 2019, the CSA and the Investment Industry Regulatory Organization of Canada, which has subsequently been renamed as the Canadian Investment Regulatory Organization (“CIRO” or “IIROC”) jointly published Consultation Paper 21-402 Proposed Framework for Crypto-Asset Trading Platforms (“CP 21-402”), in which they proposed regulation of platforms that facilitate the buying, selling or transferring of digital assets. The proposal contemplates platforms becoming registered as investment dealers and becoming both dealer and marketplace members of CIRO. The proposal addresses the risks and features of the platforms through a series of requirements to be further developed through consultation with the financial technology community, market participants, investors and other stakeholders. The framework is intended to apply both to platforms that operate in Canada and to those that have Canadian participants. GDH LP intends to comply with any such applicable requirements.
In January 2020, the CSA published Staff Notice 21-327 Guidance on the Application of Securities Legislation to Entities Facilitating the Trading of Crypto Assets, in which they provided guidance on certain factors to determine whether securities legislation applies to any entity that facilitates transactions relating to digital assets, including buying and selling digital assets as discussed in CP 21-402. The guidance provides examples of when securities legislation may or may not apply to certain platforms that facilitate the buying, selling or transferring of digital assets or the trading of instruments or contracts involving digital assets. The guidance is intended to apply both to platforms that operate in Canada and to those that have Canadian participants. GDH LP intends to comply with any such applicable guidance.

In March 2021, the CSA published Staff Notice 51-363 Observations on Disclosure by Crypto Assets Reporting Issuers, in which they provided an outline of several disclosure observations and guidance based on the first annual filings by reporting issuers (other than investment funds) that engage materially with digital assets via mining and/or the holding/trading of those assets. GDH LP intends to comply with any such applicable guidance.
In March 2021, the CSA published Staff Notice 21-329 Guidance for Crypto-Asset Trading Platforms: Compliance with Regulatory Requirements, in which they provided further guidance on the regulation of crypto asset trading platforms (“CTPs”) that facilitate or propose to facilitate the trading of crypto assets that are: securities, contracts, or any other instruments that involve crypto asset trading. The guidance addresses existing requirements currently operating in Canadian jurisdictions and how these apply to the various business models used by CTPs. Specifically, the guidance distinguishes between marketplace platforms and dealer platforms. The guidance highlights the applicable Canadian securities legislation that apply to CTPs that serve Canadian clients, even if the CTPs are operated and managed outside of Canada. GDH LP intends to comply with any such applicable guidance.
In September 2021, the CSA and CIRO jointly published the CSA-IIROC Staff Notice 21-330 Guidance for Crypto-Trading Platforms: Requirements relating to Advertising, Marketing and Social Media Use, in which they provide guidance on how requirements under securities legislation and CIRO rules relating to advertising, marketing and the use of social media may apply to platforms that trade crypto assets. GDH LP intends to comply with any such applicable guidance.
In February 2023, the Canadian Securities Administrators published Staff Notice 21-332 Crypto Asset Trading Platforms: Pre-Registration Undertakings—Changes to Enhance Canadian Investor Protection, in which they clarified the legal framework proposed in CP 21-402 noting that CTPs that operate in Canada and trade securities or derivatives are required to comply with Canadian securities law requirements, including registering with securities regulators, and are obligated to provide a complete pre-registration undertaking to their principal regulators. The timing and impact of any final regulations remain uncertain. At this time, the Canadian Securities Administrators have considered an interim, time-limited registration that would allow CTPs to operate within a regulated environment, with regulatory requirements tailored to the CTP’s operations. The overall goal of the regulatory framework is to ensure there is a balance between the need to be flexible and facilitate innovation in the Canadian capital markets, while upholding the regulatory mandate of promoting investor protection and fair and efficient capital markets. GDH LP intends to comply with any such applicable requirements.
In October 2023, the CSA published Staff Notice 21-333 Crypto Asset Trading Platforms: Terms and Conditions for Trading Value-Referenced Crypto Assets with Clients, in which the CSA imposed specific regulations on issuers and CTPs involved in trading crypto assets that are designed to maintain a stable value over time by referencing the value of a fiat currency or any other value or right (or combination hereof), called value-referenced crypto assets, which are also known as stablecoins. Such regulations include the requirements to provide an undertaking to the CSA, confine stablecoins to those that reference Canadian or US dollars on a one-for-one basis and are backed by a segregated reserve of cash and cash equivalents and to publish audited annual financial statements and monthly assurance reports on reserve levels. GDH LP intends to comply with any such applicable requirements.
The timing and impact of any final regulations remain uncertain, however, as set out in Staff Notice 21-327 and Staff Notice 21-329, existing Canadian securities legislation applies to CTPs that facilitate or propose to facilitate the trading of instruments or contracts involving digital assets because the user’s contractual right to the crypto asset may itself constitute a security and/or a derivative.
Other Jurisdictions
GDH LP may engage in activities relating to digital assets in other jurisdictions, including, among other places, Japan, the U.K., Hong Kong and the Bahamas.

Japan
The main regulations for digital assets in Japan are the Payment Service Act (“PSA”) and the Financial Instruments and Exchange Act (“FIEA”). The PSA regulates digital asset trading platforms, digital asset custodians, and initial coin offering. The FIEA regulates digital asset derivatives and security token offerings (“STO”).
The PSA, which was amended in 2016 and 2019, requires all digital asset trading platforms to register with the Financial Services Agency (“FSA”). The PSA defines “Crypto Assets” broadly as digital assets that can be used to purchase goods and services from unspecified persons or that can be mutually exchanged with digital assets that can be used in the aforementioned manner. Digital assets linked to fiat currencies and those that are securities are explicitly excluded. The term “Crypto Asset Exchange Business” includes: (i) the sale and purchase of digital assets or exchange of a digital asset into another crypto asset; (ii) an intermediary, brokerage, or agency service for the sale, purchase, or exchange of digital assets; and (iii) management (custody) of digital assets on behalf of others. An operator offering such services to Japanese residents must register with the FSA as a “Crypto Asset Exchange Business Operator” (“CAEBO”). The duties of a CAEBO include customer identity verification, accountability, segregation and safekeeping of customers’ assets, customer protection, market integrity, bookkeeping, compliance, and internal audits. The PSA also applies to OTC transactions and services for professional investors except for certain limited cases such as providing liquidity to registered CAEBOs. The PSA is supplemented by subsidiary legislation and guidelines of both the FSA and the Japan Virtual Currency Exchange Association (“JVCEA”), the self-regulatory body for CAEBOs.
The FIEA, which was amended in 2019, regulates crypto derivatives. A service provider offering crypto derivatives to Japanese residents must register as a “Type I Financial Instrument Exchange Business Operator” (“FIEBO”) with the FSA and is subject to strict supervision. The FIEA also applies to OTC derivatives and services for professional investors except for certain limited cases such as providing liquidity to registered FIEBOs. The FIEA is supplemented by subsidiary legislation and guidelines of both the FSA and JVCEA.
ICOs are regulated under the PSA, FSA and JVCEA subsidiary legislation. STOs are regulated under the FIEA, and FSA and Japan STO Association (in the case of fund type STO) or Japan Securities Dealer Association (in the case of stocks or bond type STO) subsidiary legislation.
U.K.
The Financial Services and Markets Act 2000, as amended (“FSMA”), provides that no person can carry on a regulated activity by way of business in the U.K. without being authorized by the appropriate regulator or exempt. A regulated activity is a specified activity that, except with respect to certain regulated activities, relates to a specified type of investment. The FSMA (Regulated Activities) Order 2001 (the “RAO”), a piece of subordinate legislation, specifies various activities such as dealing, advising, arranging and managing, that, when performed in relation to specified investments such as shares, debt instruments and derivatives, are regulated activities in the U.K.. Subsequent to the RAO being introduced, the EU rolled out its Financial Services Action Plan, introducing multiple new directives and regulations seeking to harmonize financial regulation across different sectors. For investment business, the relevant directives were the Markets in Financial Instruments Directive (“MiFID”), effective November 1, 2007, which was then superseded by MiFID II and a related regulation, the Markets in Financial Instruments Regulation, effective January 3, 2018. These cover the activities, among others, of reception and transmission of orders and execution of orders on behalf of clients, dealing on own account and investment advice. The so-called MiFID perimeter differed from that under the RAO, so when both MiFID and MiFID II came into force, the U.K. had the choice of either (i) reforming and aligning the RAO with the EU legislation; or (ii) implementing a short-hand legislative fix. The U.K. opted for the latter, implementing the so-called “MiFID Override,” which has been in force since November 1, 2007 and was expanded for MiFID II, effective on January 3, 2018. The MiFID Override disapplies numerous RAO exclusions that would not be allowed under MiFID II. The MiFID Override remained part of U.K. law following the end of the transition period relating to the U.K.’s departure from the EU. For that reason, when assessing questions concerning the U.K. regulatory perimeter, it is necessary to consider both the text of the RAO and the application of the MiFID Override.

The regulatory status of cryptoassets has been clarified by the U.K. Financial Conduct Authority (“FCA”), following a series of consultations and discussion papers, culminating in the publication of perimeter guidance in July 2019. Specifically, the FCA adopted a taxonomy for identifying and determining the regulatory treatment of different types of cryptoassets based on three main categories: (i) security tokens; (ii) electronic money (or e-money) tokens; and (iii) unregulated tokens. Security tokens provide rights and obligations that are akin to specified investments under the RAO, such as shares and debt instruments, and are therefore within the U.K. regulatory perimeter. E-money tokens that meet the definition of electronic money under the Electronic Money Regulations 2011 are also subject to regulation in the U.K. The category of unregulated tokens includes exchange tokens, such as cryptocurrencies, and utility tokens that grant holders access to a current or prospective product or service within a discrete network. Although unregulated tokens fall outside of the U.K. regulatory perimeter, certain activities in relation to such tokens may constitute payment services that are subject to regulation under the Payment Services Regulations 2017 (“PSRs”). For example, the transfer of unregulated tokens (such as crypto-to-crypto platforms) may not amount to a regulated payment service, but fiat currency-to-crypto and crypto-to-fiat currency platforms may be regulated under the PSRs.
On a number of occasions, the FCA has expressed concerns regarding the appropriateness for retail investors of certain types of cryptoasset products. The volatility of such cryptoasset products, combined with the lack of a reliable basis for valuation, led the FCA to ban, effective as of January 6, 2021, the marketing, distribution and sale to retail clients of derivatives and exchange traded notes that reference certain types of cryptoassets. The ban applies to products that reference unregulated transferable cryptoassets, rather than security tokens and e-money tokens (which, as noted above, already fall within the U.K. regulatory perimeter). The ban prohibits unauthorized firms, in addition to a limited range of EU firms carrying on business in the U.K. under post-Brexit transitional arrangements, from marketing, distributing or selling derivatives or exchange traded notes that reference unregulated transferable cryptoassets in or from the U.K.
In the U.K., communicating an offer or inducement to engage to in an investment activity is prohibited unless (i) the person making the communication is authorized, (ii) the content of the communication is approved by an authorized person, or (iii) the communication is otherwise exempt. This is referred to as the “financial promotion restriction.” The term “investment activity” broadly corresponds to regulated activities discussed above in the context of the RAO (i.e., dealing, advising, arranging and managing in relation to specified investments). Prior to the coming into effect of amendments to the scope of the financial promotion restriction, which came into effect in October 2023, the financial promotion restriction meant that promotions of security tokens could only lawfully be communicated by authorized persons, following approval of the content of the financial promotion by an authorized person, or in accordance with an applicable exemption. The October 2023 amendments extended the financial promotion regime to capture promotions of certain types of unregulated cryptoassets (referred to as “qualifying cryptoassets”). Following the October 2023 amendments, promotions of qualifying cryptoassets can only be made in the U.K. (i) by authorized persons, (ii) following approval of the content of the financial promotion by an authorized person or (iii) pursuant to an exemption. The FCA also introduced amendments to its rules to require (x) authorized firms communicating or approving financial promotions relating to qualifying cryptoassets, and (y) cryptoasset businesses that are registered with the FCA under the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (the “MLRs”) communicating financial promotions relating to qualifying cryptoassets as permitted under an exemption introduced as part of the October 2023 amendments, in each case, to comply with the FCA’s financial promotion rules from October 2023 (although the application date of certain rules was delayed until January 2024). The FCA’s financial promotion rules require, among other things, that financial promotions of qualifying cryptoassets communicated to retail investors are treated as promotions of “restricted mass market investments,” which is a form of high-risk investment that is subject to restrictions and additional compliance obligations when promoted to retail investors.
GDH LP’s subsidiary Galaxy Digital UK Ltd. (“GD UK”) became an appointed representative in the U.K. in 2019. An “appointed representative” is a firm that is exempt from the prohibition on carrying on regulated activities. Specifically, an appointed representative may lawfully perform certain regulated activities with a firm that is directly authorized by the FCA, which is referred to as its principal, taking responsibility for that business. Being an appointed representative means that GD UK can undertake certain regulated activities in the U.K. in relation to securities, derivatives and security tokens without the need to become FCA authorized itself. However, in January

2024, GD UK applied to the FCA for authorization to carry on a range of regulated activities relating to derivatives and other specified investments in the U.K., and GD UK was granted that authorization in December 2024. GD UK’s status as an appointed representative was therefore terminated in December 2024. As an authorized firm GD UK is able to communicate financial promotions and is subject to the FCA’s rules which include conduct of business and organizational requirements, regulatory capital requirements, and other obligations.
On January 10, 2020, amendments to the MLRs came into effect that make the FCA responsible for the AML/CTF supervision of certain U.K. “cryptoasset exchange providers” and “custodian wallet providers.” The amended MLRs define a “crypto-asset exchange provider” to mean, “a firm or sole practitioner who by way of business provides one or more of the following services, including where the firm or sole practitioner does so as creator or issuer of any of the cryptoassets involved, when providing such services—(a) exchanging, or arranging or making arrangements with a view to the exchange of, cryptoassets for money or money for cryptoassets, (b) exchanging, or arranging or making arrangements with a view to the exchange of, one cryptoasset for another, or (c) operating a machine which utilizes automated processes to exchange cryptoassets for money or money for cryptoassets” (the entire foregoing definition referred to herein as “Cryptoasset Business Activities”). All businesses that were conducting Cryptoasset Business Activities prior to January 10, 2020, were permitted to continue with that business, in compliance with the MLRs, on the basis of a temporary FCA registration but were required either to (i) apply for full registrations by January 10, 2021 or (ii) stop all Cryptoasset Business Activity. Accordingly, on June 30, 2020, GD UK applied to be registered under the MLRs to carry on Cryptoasset Businesses Activities. On November 25, 2021, GD UK was informed by the FCA that its registration under the MLRs was approved, enabling GD UK to carry on its specific Cryptoasset Business Activities in the U.K. (not including operating a cryptoasset ATM under limb (c) of the definition). GD UK retains its registration to carry on such Cryptoasset Business Activities in the U.K. alongside its status as an authorized firm.
Further, in 2022, certain legislation was introduced (the “Financial Services and Markets Bill”) that proposed amendments to existing, and introduced new, legislation giving His Majesty’s Treasury (“HMT”) power to bring “digital settlement assets” used for payments within the U.K. regulatory perimeter, including among other matters (i) providing powers to establish an FCA authorization and supervision regime for issuers and payment service providers using digital settlement assets, (ii) enabling HMT to recognize the operators of systemic payment systems and systemic service providers for regulation by the Bank of England and (iii) enabling the Payments Services Regulator to regulate payment systems using digital settlement assets. The Financial Services and Markets Bill came into force as the Financial Markets and Services Act 2023 in June 2023.
In addition, in February 2023, HMT issued a consultation and call for evidence on the U.K.’s future financial services regulatory regime for cryptoassets, and confirmed in its October 2023 response that it intended to bring into the U.K. regulatory perimeter, in phases, a wide range of cryptoasset-related activities. HMT indicated that its priorities for initial phases would be the regulation of the issuance and custody of fiat-backed stablecoins, and bringing within the scope of payments services regulation the use of fiat-backed stablecoins to make payments in the U.K.. In November 2023, the FCA published an initial discussion paper concerning regulatory requirements for firms seeking to issue or custody fiat-backed stablecoins, such requirements being similar in nature to those applying to authorized firms. This discussion paper also covered conduct requirements relating to the use of fiat-backed stablecoins in payment chains.
In November 2024, the new U.K. Government stated its intention to implement the HMT proposals, however its intention now is to move forward with regulation of other cryptoassets at the same time as regulation of stablecoin-related activities. It also stated that it no longer plans to apply U.K. payments regulation to stablecoin activities. As a result, it is anticipated that, following the development and coming into effect of relevant legislation, a wide range of activities relating to currently unregulated cryptoassets (including dealing and arranging deals in cryptoassets) will be brought within the U.K. regulatory perimeter. In November 2024, the FCA published an indicative “roadmap” of its related cryptoassets policy work, indicating its intention to publish discussion and consultation papers on a wide range of rules that it intends to apply to cryptoasset businesses falling within the scope of the expanded U.K. regulatory perimeter. Such proposed rules may concern, for example, the backing and redemption of stablecoins, custody requirements, regulatory capital rules and rules applicable to intermediation, lending and staking and cryptoasset trading platforms. As part of this policy work, in December 2024, the FCA published an initial discussion paper on admissions and disclosures and a market abuse regime for cryptoassets. The FCA’s roadmap indicates that it currently aims to publish final rules in 2026, in advance of the new regulatory regime later taking effect (subject to parliamentary time for necessary legislation).
Hong Kong
The primary legislation in Hong Kong that governs the securities and futures industry is the Securities and Futures Ordinance (“SFO”). Firms which engage in the conduct of “regulated activities” are subject to the licensing or registration regime of the Securities and Futures Commission (“SFC”); and the SFC has supervisory powers over intermediaries licensed or registered with the SFC in the conduct of “regulated activities” under the SFO. The scope of “regulated activities” largely depends on whether the subject matter falls within the legal definitions of “securities” or “futures” under the SFO.
Since 2017, the SFC has issued various guidance and statements related to virtual assets and securities tokens, including investor warnings regarding fraud risk and warnings against securities law breaches, as well as guidance issued for financial intermediaries in dealing with virtual assets.
In November 2019, the SFC launched a regulatory framework for virtual asset trading platforms that involve at least one security token. The framework requires these platform operators to obtain certain traditional licenses required for financial intermediaries conducting regulated activities in relation to securities, and imposes additional licensing conditions.
In December 2022, a broader regulatory framework for virtual asset platforms (where no security tokens are involved) was passed into law by way of an amendment to the existing Anti-Money Laundering Ordinance (“AMLO”). The new regime includes a licensing and AML/CFT compliance framework administered by the SFC for operators of a “virtual asset service,” defined to include services provided through means of electronic facilities whereby (i) offers to sell or purchase virtual assets are regularly made or accepted in a way that forms or results in a binding transaction, or persons are regularly introduced, or identified to other persons in order that they may negotiate or conclude, or with the reasonable expectation that they will negotiate or conclude sales or purchases of virtual assets in a way that forms or results in a binding transaction; and (ii) where client money or client virtual assets come into direct or indirect possession of the person providing such service.
Certain virtual asset types are excluded from the definition of virtual asset for this purpose, such as digital currency issued by a central bank or the government, and limited purpose digital tokens such as customer loyalty points and in-game assets.
The applicant of a virtual asset service operator license and its ultimate owner, responsible officers and directors must satisfy a “fit-and-proper” test. Licensing conditions may be imposed, and may include among others the following: (a) financial resources; (b) knowledge and experience; (c) risk management policies and procedures; (d) anti-money laundering and antiterrorist financing policies and procedures; (e) management of client assets; (f) soundness of the business; (g) financial reporting and disclosure; (h) virtual asset listing and trading policies; (i) prevention of market manipulation and abusive activities; (j) avoidance of conflicts of interest; (k) keeping of accounts and records by licensed providers and their associated entities; (l) provision of contract notes, receipts, statements of account and notifications by licensed providers and their associated entities; (m) financial statements and other documents, and the auditor’s report; (n) business conduct of licensed providers and their licensed representatives; (o) notification of changes; and (p) cybersecurity.
On February 8, 2024 the Government of Hong Kong SAR (via the Financial Services and the Treasury Bureau (the “FSTB”)) launched a consultation which proposes to regulate the activity of OTC spot brokerage of certain unregulated virtual assets under the existing AMLO. The consultation proposes that the Customs & Excise Department (Customs & Excise) oversee this activity.
In July 2024, the FSTB and the Hong Kong Monetary Authority issued consultation conclusions in respect of the proposed implementation of a regulatory regime for stablecoin issuers in Hong Kong, indicating that they were preparing on behalf of the Government of Hong Kong SAR proposed legislation to implement a regulatory regime for fiat-referenced stablecoins in Hong Kong, with primary legislation to be supported in due course by the issue of licensing and supervisory guidelines.

On February 19, 2025, the SFC announced its “roadmap,” furthering the FSTB’s February 2024 consultation. The SFC has stated that it will support the Hong Kong government’s introduction of a dedicated OTC licensing framework, noted that the SFC ‘will ensure parity between OTC operators and virtual asset trading platforms’ (“VATPs”) and emphasized that the SFC understands the critical role of OTC desks in liquidity provision and institutional participation.
On February 19, 2025, the SFC also released its virtual assets “roadmap,” which aims to further develop Hong Kong as a global crypto hub, including (1) the introduction of a crypto custody regime, which is likely to be completed by the end of 2025, (2) exploration of virtual asset margin financing requirements and how to align such requirements with the risk management protocols for margin financing in traditional securities markets (e.g. initial and variable margin requirements and volatility-adjusted haircuts for collateral), (3) potential to allow the provision of staking services subject to custodial safeguards and requirements to mitigate slashing and other risks from staking and virtual asset borrowing/lending activities for professional investors with robust risk management measures, (4) taking a more dynamic approach to custody technologies by exploring the use of technology-neutral, outcome-based standards, and allowing VATPs to adopt alternative solutions if they can ensure robust asset protection and a secure, auditable control environment and (5) attracting global exchanges, order flow and liquidity providers to establish operations in Hong Kong, including by allowing global exchanges establishing operations in Hong Kong to tap into their global order books ‘under appropriate compliance standards’ and reducing the barriers for liquidity providers seeking to connect with local licensed VATPs in a bid to enhance liquidity.
The Bahamas
The primary legislation in the Bahamas that governs the registration and regulation of digital asset businesses and initial token offerings is the Digital Assets and Registered Exchanges Act, 2020 (“DARE Act”). The DARE Act is administered by the Securities Commission of The Bahamas (“SCB”).
The DARE Act, which was enacted in November 2020 and later amended in May 2022 and July 2024, applies to any person who as organizer, issuer, founder, purchaser or investor participates in the formation, promotion, maintenance, organization, sale or redemption of an initial token offering, and any legal entity carrying on a digital asset business irrespective of the physical location from which the activity is carried out. A digital asset business under the DARE Act includes the business of (i) a digital token exchange; (ii) providing services related to a digital token exchange; (iii) operating as a payment service provider business utilizing digital assets; (iv) operating as digital asset service provider including providing distributed ledger technology platforms that facilitates (a) the exchange between digital assets and fiat currencies; (b) the exchange between one or more forms of digital assets; and (c) the transfer of digital assets; (v) participation in an provision of financial services related to an issuer’s offer or sale of a digital asset; and (vi) any other activity which may be prescribed by regulations.
The DARE Act requires any person carrying on or being involved in a digital asset business in or from within the Bahamas, or purporting to do so, to be a legal entity registered under the DARE Act.
The DARE Act puts in place a legislative structure around the digital asset space that includes requirements regarding permissible participants, the level of capital needed, the rules for reporting and seeking the SCB’s approval, and the penalties for failure to comply. Most notably, DARE participants must also implement the same AML/CFT standards as required by non-financial business professionals and financial institutions operating in the Bahamas.
The Bahamas enacted the Digital Assets and Registered Exchanges (Anti-Money Laundering, Countering Financing of Terrorism and Countering Financing of Proliferation) Rules in March 2022, and as amended in July 2024, which covers the verification of customers’ identity, internal controls, risk rating, record keeping and education and training.
On December 19, 2022, Galaxy Bahamas Ltd. received approval from the SCB for registration as a digital asset business under the DARE Act. Galaxy Bahamas Ltd. physically operates out of the Bahamas and serves as a limited extension of the trading and lending business and also offers market making services.

Legal Proceedings
In the ordinary course of business, the Company and its subsidiaries and affiliates may be threatened with, named as defendants in, or made parties to pending and potential legal actions, including class actions, arbitrations and other disputes. The Company and its subsidiaries and affiliates are also subject to oversight by numerous regulatory and other governmental agencies and may receive inspection requests, investigative subpoenas and requests from regulators for documents and information, which could lead to enforcement investigations and actions.
The Company reviews any lawsuits, regulatory investigations, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with its accounting policies. Except as discussed below, the Company does not believe that the ultimate resolution of existing legal and regulatory outstanding matters will have a material effect upon our financial condition or liquidity. However, in light of the uncertainties inherent in these matters, it is possible that the ultimate resolution of one or more of these matters may have a material adverse effect on the Company’s results of operations for a particular period, and future changes in circumstances or additional information could result in additional accruals or resolution in excess of established accruals, which could adversely affect the Company’s results of operations, potentially materially.
SEC matters: In prior years, members of the staff of the SEC’s Division of Enforcement raised whether certain of the digital assets that we trade are securities and therefore such trading activities should be conducted through a registered entity. In addition, the staff of the SEC’s Division of Enforcement also raised whether off-channel communications were appropriately captured. In February 2025, we received termination letters concluding these investigations without charges.
Luna matters: On March 27, 2025, Galaxy reached an agreement with the New York State Attorney General to resolve civil claims related to certain investments, trading, and public statements made in connection with the LUNA digital asset from late 2020 to 2022. As of March 31, 2025, the Company accrued a legal provision of $186 million. The accrued amounts include the impact of discounting the estimated cash flows at a rate of approximately 4.3%. The undiscounted settlement amount is $200 million and payable between 2025 and 2028, with a payment of $40 million in each of 2025 and 2026, and a payment of $60 million in each of 2027 and 2028. Under the terms of the settlement, Galaxy also agreed to, among other things, compliance enhancements related to public statements about cryptocurrency and purchases and sales of cryptocurrency.
In December 2022, a proposed class action was filed in the Ontario Superior Court of Justice against GDHL, our CEO and our former CFO asserting various claims including alleged misrepresentations relating to our public disclosure regarding investments and trading in the LUNA digital asset. The class action purports to be brought on behalf of a proposed class of persons and entities who acquired our securities on the secondary market from May 17, 2021 to and including May 6, 2022. The class action seeks unspecified damages and various declaratory relief, including leave to proceed with the right of action for misrepresentation under statutory securities provisions. These proceedings are still in early stages and have not been certified to proceed as a class action. Based on the stage of the case, the outcome remains uncertain, and the Company cannot estimate the potential impact, if any, on its business or financial statements at this time.
See “Risk Factors—Risks Related to our Operations—We or our subsidiaries and affiliates are and may continue to be subject to substantial litigation, including individual and class action lawsuits, and regulatory risks” for additional information about the risks related to the Luna matters.

MANAGEMENT
Directors and Executive Officers of Galaxy
The following table sets forth the names, ages and titles of Galaxy’s directors and executive officers, as well as their board committee appointments.

Name	Age	Position
Michael Novogratz	60	Founder, Chief Executive Officer and Director
Michael Daffey	58	Chair of the Board of Directors
Bill Koutsouras(1)(3)	53	Lead Director
Jane Dietze(1)(2)	59	Director
Rhonda Adams-Medina(3)	60	Director
Richard Tavoso(1) (2)	60	Director
Christopher Ferraro	41	President and Chief Investment Officer
Anthony Paquette	47	Chief Financial Officer
Erin Brown	43	Chief Operating Officer
Andrew Siegel	59	General Counsel and Chief Compliance Officer
__________________
Notes:
(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.
(3)Member of the Nominating and Corporate Governance Committee.
Each officer serves at the discretion of Galaxy’s board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of Galaxy’s directors or executive officers.
Set forth below is a description of the background of the persons named above.
Michael Novogratz is the founder of Galaxy and has served as Galaxy’s Chief Executive Officer since December 2017 and on our board of directors since the consummation of the Reorganization Transactions. Mr. Novogratz also served as Chairman of GDHL from July 2018 until September 2021 and as a director of GDHL from July 2018 to May 2025. Prior to founding Galaxy, Mr. Novogratz founded Galaxy Investment Partners, a family office. Prior to that, in 2002 he joined Fortress Investment Group LLC where he served as a Partner and President until January 4, 2016. Before Fortress, Mr. Novogratz spent 11 years at Goldman Sachs, where he was elected Partner in 1998. Mr. Novogratz served on the New York Federal Reserve’s Investment Advisory Committee on Financial Markets from 2012 to 2015. Mr. Novogratz holds a bachelor’s degree in Economics from Princeton University and served as a helicopter pilot in the United States Army. He is on the board of directors for Beat the Streets, Inc., the Jazz Foundation of America, the Bail Project and the REFORM Alliance.
Michael Daffey has served as Chair of our board of directors since the consummation of the Reorganization Transactions. Mr. Daffey also served as Chair of GDHL’s board of directors from September 2021 to May 2025. He is also a senior advisor to Galaxy. Since 2024, Mr. Daffey has also served as the Chairman of Tamesis Partners, a specialist ECM with advisory business with a focus on the traditional mining sector. Mr. Daffey spent over 25 years in the financial services sector at Goldman Sachs. Until 2021, he was a Partner (since 2002), Chairman of the Global Markets Division and a member of the Management Committee at Goldman Sachs, a position he held since 2014. Mr. Daffey built his career in the trading division at Goldman Sachs, rising to top roles, including leading equities sales globally as well as fixed income and foreign exchange sales for Europe, Middle East, and Africa. He also served as a member of Goldman’s European Management Committee, Firmwide Client and Business Standards Committee, and Global Markets Executive Committee. Prior to this, Mr. Daffey was the Global Co-Chief Operating Officer of Goldman’s Equities business. Mr. Daffey holds a bachelor’s degree in economics and finance from the University of New South Wales.

Bill Koutsouras has served as Lead Director of our board of directors since the consummation of the Reorganization Transactions. Mr. Koutsouras also served as Lead Director on GDHL’s board of directors from July 2018 to May 2025. Since 2011, Mr. Koutsouras has served as the principal at Kouts Capital, an advisory services company providing assistance to companies with corporate finance and capital markets related transactions including providing strategic advice, introduction to capital providers and transaction structuring and implementation. Previously, Mr. Koutsouras was the Executive Vice President and Chief Financial Officer of Endeavor Financial Corporation, a mining-focused merchant banking business. Mr. Koutsouras is also a Chartered Professional Accountant and Chartered Financial Analyst and a member of the Chartered Professional Accountants of Canada and the CFA Institute. Mr. Koutsouras holds a bachelor’s degree in Economics from University of Toronto.
Jane Dietze has served on our board of directors since the consummation of the Reorganization Transactions. Ms. Dietze also served as a member of GDHL’s board of directors from March 2022 to May 2025. Since 2018, Ms. Dietze has served as Chief Investment Officer and Vice President of Brown University. Previously, Ms. Dietze was the Director of Private Equity at Bowdoin College and Managing Director of Credit Funds at Fortress Investment Group, a global investment management firm. Before that, Ms. Dietze was a General Partner in venture capital funds at Nextpoint Partners, an early-stage, technology-focused fund, and Columbia Capital Corporation, an IT and communications-focused private equity fund, where she was a member of the Investment Committees and held board roles in over a dozen companies. Prior to her experience in venture capital, Ms. Dietze began her career as an analyst in the Mergers and Acquisitions Department of Goldman, Sachs & Co., founded and sold a software company, and spent several years working in Russia and Central Europe as an Investment Officer at the International Finance Corporation, the private investment arm of the World Bank. Ms. Dietze holds a bachelor’s degree in politics from Princeton University and a master’s degree in international economics and Russian studies from the Johns Hopkins School of Advanced International Studies. She has also served on the board of directors of MicroStrategy Inc. since December 2024, and the Wenner-Gren Foundation since 2022.
Rhonda Adams-Medina has served on our board of directors since the consummation of the Reorganization Transactions. Ms. Medina also served on the Board of Managers of Galaxy Digital Holdings GP LLC from September 2020 to May 2025. Ms. Medina is the Head of Business Affairs at Audible, Inc. (an Amazon company) and has been with Audible, Inc. since 2022, initially as the Global Head of Content Legal. Prior to Audible, Ms. Medina was Director of Business and Legal Affairs at Netflix since January 2019. Prior to Netflix, Ms. Medina was the Vice President, Business and Legal Affairs, at NBC Universal Kids for two years and spent 17 years at Nickelodeon, most recently as Senior Vice President and Deputy General Counsel. Ms. Medina serves on the boards of the Princeton Medical Center Foundation; McCarter Theatre Center; and the advisory council of Princeton University’s Department of African American Studies. Ms. Medina formerly served on the advisory council of Harvard Law School’s Charles Hamilton Houston Institute for Race and Justice and is an emeritus advisory board member of the United Nations Foundation’s Girl Up campaign. Ms. Medina has a bachelor’s degree in East Asian Studies from Princeton University and a Juris Doctorate from Harvard Law School.
Richard Tavoso has served on our board of directors since the consummation of the Reorganization Transactions. Mr. Tavoso also served on the Board of Managers of Galaxy Digital Holdings GP LLC from July 2018 to May 2025 and also on GDHL’s board of directors on from June 2023 to May 2025. Mr. Tavoso previously served as President at Galaxy Digital LP starting in December 2017 and then served as President of Galaxy from July 2018 to December 2018. Prior to his time at Galaxy, Mr. Tavoso spent 20 years (March 1995 to January 2015) at RBC Capital Markets where he served as a Managing Director at RBC Capital Markets, Head of Global Arbitrage & Trading Division, and was a member of the Capital Markets Operating Committee. Previously, Mr. Tavoso spent seven years at Kidder Peabody, where he built and managed the Tokyo equity derivatives group. Mr. Tavoso has a bachelor’s degree in History from Princeton University.
Christopher Ferraro has served in various senior executive roles at Galaxy since February 2017 including Co-head of Merchant Bank, Chief Investment Officer and President/Co-President. Previously, Mr. Ferraro was a Managing Director and Partner at HPS Investment Partners, LLC (f.k.a. Highbridge Principal Strategies), where he worked within the Direct Lending and Special Situations Group. Mr. Ferraro began his career at BlackRock Kelso Capital Advisors, an investment manager for a publicly traded business development company focused on structuring and executing on middle-market structured debt and equity investments. Mr. Ferraro holds bachelor’s degrees in Applied Mathematics and in Economics from Yale University.
Anthony Paquette has served as Chief Financial Officer of Galaxy since January 2025. He previously served as Chief Financial Officer of Point72, a hedge fund, from October 2020 to December 2024. Prior to that, Mr. Paquette served as a Business Unit Leader at Social Finance (SoFi), a financial technology company, from September 2018 to September 2020, and as a Managing Director at JPMorgan Chase & Co. and Bank of America Corporation, both multinational financial services firms. Mr. Paquette holds bachelor’s degrees in Business Economics and Organizational Behavior and Management from Brown University and is a CFA Charterholder.
Erin Brown has served as Chief Operating Officer at Galaxy since May 2021. Previously, Ms. Brown served as Chief Risk Officer at Jump Trading, a proprietary trading firm that specializes in algorithmic and high-frequency trading strategies, from January 2020 to May 2021. Prior to that, Ms. Brown spent 11 years at DRW Trading Group, an electronic trading firm. Ms. Brown has a bachelor’s degree in accounting and finance from DePaul University.
Andrew Siegel has served as General Counsel and Chief Compliance Officer at Galaxy since July 2018. Mr. Siegel joined Galaxy Digital LP in December 2017 as the Chief Compliance Officer prior to transitioning to the role of General Counsel at GDHL. Previously, Mr. Siegel served in a variety of legal and compliance roles at Perella Weinberg Partners, a global independent investment banking firm, including as its General Counsel, Chief Compliance Officer and Chief Regulatory Officer. Previously, he was General Counsel and Chief Compliance Officer of Stanfield Capital Partners LLC, an SEC-registered, alternative asset manager based in New York. Prior to that, Mr. Siegel served in the law division of Morgan Stanley, initially advising its Investment Banking Department. Ultimately, he was the senior attorney responsible for advising Morgan Stanley Investment Management’s alternative investment funds, including its private equity funds, venture capital funds, hedge funds and fund of funds. Previously in his career, Mr. Siegel was a corporate attorney at Shearman & Sterling where he focused on public and private mergers and acquisitions, private equity transactions and joint ventures. Mr. Siegel holds a bachelor’s degree in Political Science from Tufts University and a Juris Doctor degree from Washington College of Law at American University.
Board of Directors
Board Structure and Compensation of Directors
Galaxy’s board of directors consists of six directors. Each of Mr. Koutsouras, Ms. Medina, Ms. Dietze and Mr. Tavoso qualify as independent directors under the applicable corporate governance standards of Nasdaq. All of Galaxy’s directors serve one-year terms, with each director up for election every year.
Our independent directors have appointed Mr. Koutsouras a “lead director,” whose responsibilities include, among others, calling meetings of the independent directors, presiding over executive sessions of the independent directors, participating in the formulation of board and committee agendas and, if requested by stockholders, ensuring that he is available, when appropriate, for consultation and direct communication.
The size of our board of directors may be reduced or expanded from time to time and will be fixed exclusively by resolutions adopted by the board, subject to the terms of the Director Nomination Agreement as long as such agreement is in effect. Pursuant to the terms of the Director Nomination Agreement, so long as Galaxy Group Investments LLC, or GGI, continues to beneficially own, in the aggregate and without duplication at least 25% of the total number of issued and outstanding shares of our common stock as of the date of such calculation, GGI shall be entitled to nominate one director to the board of directors; and our board of directors of Galaxy must take certain actions and use its reasonable best efforts to cause any such nominee to be elected or to fill such vacancy. This right will be deemed to have been exercised for so long as our Founder remains on our board of directors.
Directors who are also full-time officers or employees of our company or senior advisors receive no additional compensation for serving as directors. All other directors receive an annual retainer of $75,000 and $150,000 in DSUs.

Background and Experience of Directors
When considering whether directors and director nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ and director nominees’ individual biographies set forth above. We believe that our directors and director nominees provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:
•Mr. Daffey—our board of directors considered Mr. Daffey’s experience in a senior leadership role at a large global financial institution, where he led businesses through several cycles of growth, innovation and transformation. His insights and relationships are invaluable to Galaxy as we facilitate the institutionalization of cryptocurrencies as an asset class.
•Mr. Novogratz—our board of directors considered Mr. Novogratz perspective, experience and thorough knowledge of our business and the cryptoeconomy as our Founder and CEO.
•Mr. Koutsouras—our board of directors considered Mr. Koutsouras’s prior public company experience, extensive financial background, including in leadership positions, assisting companies with financing and strategic advice.
•Ms. Medina—our board of directors considered Ms. Medina’s long tenure at Fortune 100 innovators and deep experience with governance, complex transactions and managing risks.
•Mr. Tavoso—our board of directors considered Mr. Tavoso’s background as a seasoned financial services professional, with extensive trading experience.
•Ms. Dietze—our board of directors considered Ms. Dietze’s background and experience in senior financial services roles, including in endowments, investment management firms and venture funds, as well as her experience serving on various companies’ boards.
Controlled Company Exemption
Our Founder and certain funds and trusts established by our Founder have, in the aggregate, more than 50% of the combined voting power for the election of directors. As a result, we are a “controlled company” within the meaning of Nasdaq rules and may elect not to comply with certain corporate governance standards, including that: (i) a majority of our board of directors consists of “independent directors,” as defined under Nasdaq rules; (ii) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
We do not currently, and do not intend to, rely on any of these exemptions, and may not elect to do so in the future without approval by our independent directors. In the event that we cease to be a “controlled company” and our Class A common stock continues to be listed on Nasdaq, we will no longer be able to avail ourselves to any of the foregoing exemptions and will instead be required to comply with these provisions within the applicable transition periods.
Board Committees
Our board of directors has an audit committee, compensation committee and nominating and corporate governance committee. The committees regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors qualifies as an independent director in accordance with the listing standards of Nasdaq. Each committee of our board of directors has a written charter approved by our board of directors. Copies of each charter are posted on our website at www.galaxy.com under the Investor

Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.
Audit Committee
Our audit committee (the “Audit Committee”) consists of Mr. Koutsouras, Ms. Dietze and Mr. Tavoso, with Mr. Koutsouras serving as chair.
The board of directors has determined that each member of the Audit Committee qualifies as an “audit committee financial expert” as such term is defined under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002 and is “independent” for purposes of Rule 10A-3 of the Exchange Act and under the listing standards of Nasdaq. We believe that our Audit Committee complies with the applicable requirements of Nasdaq listing standards and SEC rules and regulations. Our Audit Committee is directly responsible for, among other things:
•selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;
•ensuring the independence of the independent registered public accounting firm;
•discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;
•establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;
•considering the adequacy of our internal controls and internal audit function;
•reviewing material related party transactions or those that require disclosure; and
•approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.
Compensation Committee
Our compensation committee (the “Compensation Committee”) consists of Mr. Tavoso and Ms. Dietze, with Mr. Tavoso serving as chair. All of the members of the Compensation Committee are non-employee directors, as defined by Rule 16b-3 promulgated under the Exchange Act, and meet the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. The Compensation Committee is responsible for, among other things:
•reviewing and approving, or recommending that our board of directors approve, the compensation of the executive officers employed by us;
•reviewing and recommending to our board of directors the compensation of our directors;
•overseeing the administration of our equity-based compensation plans, and our pension plans;
•reviewing and approving, or making recommendations to our board of directors with respect to, the adoption of equity-based compensation plans and approving any grants under our equity-based compensation plans;
•reviewing our overall compensation philosophy; and
•overseeing the administration of, and as appropriate, the enforcement of the Company’s clawback policy and any recoupment-related activity.

Nominating and Corporate Governance Committee
Our nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) consists of Ms. Medina and Mr. Koutsouras, with Ms. Medina serving as chair. All of the members of this committee meet the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Our Nominating and Corporate Governance Committee is responsible for, among other things:
•identifying and recommending candidates for membership on our board of directors;
•reviewing and recommending our corporate governance guidelines and policies;
•reviewing proposed waivers of the code of conduct for directors and executive officers;
•overseeing the process of evaluating the performance of our board of directors; and
•assisting our board of directors on corporate governance matters.
Code of Business Conduct and Ethics
We have adopted a code of business conduct and ethics policy that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The full texts of our code of business conduct and ethics policy is available on our website at www.galaxy.com. Any waiver of the code for directors or executive officers may be made only by our board of directors or a board committee to which the board has delegated that authority and will be promptly disclosed to our stockholders as required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq. Amendments to the code must be approved by our board of directors and will be promptly disclosed (other than technical, administrative or non-substantive changes). Any amendments to the code, or any waivers of its requirements for which disclosure is required, will be disclosed on our website.
Compensation Committee Interlocks and Insider Participation
None of our executive officers have served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.
Indemnification of Officers and Directors
Our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. We have established directors’ and officers’ liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.
Our certificate of incorporation provides that our directors and officers will not be liable for monetary damages for breach of fiduciary duty, except for liability relating to any breach of the director or officer’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director or officer derived an improper personal benefit.
We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

EXECUTIVE COMPENSATION
References in this “Executive Compensation” section to “Galaxy,” “Company,” “we,” “us,” “our” and other similar terms refer to (i) GDHL, before giving effect to the Reorganization Transactions, and (ii) GDI, after giving effect to the Reorganization Transactions, as the context requires. References to “our board of directors” refer to the board of directors of (i) GDHL, before giving effect to the Reorganization Transactions and (ii) GDI, after giving effect to the Reorganization Transactions. References to “LTIP” and “Stock Option Plan” refer to (i) the Amended and Restated GDHL Long Term Incentive Plan and the Amended and Restated GDHL Stock Option Plan, respectively, in each case before giving effect to the Reorganization Transactions, and (ii) the Amended and Restated GDI Long Term Incentive Plan and the Amended and Restated GDI Stock Option Plan, respectively, in each case after giving effect to the Reorganization Transactions.
The named executive officers (“NEOs”) for our fiscal year ended December 31, 2024 (“Fiscal 2024”) are as follows:
•Michael Novogratz, Founder, and Chief Executive Officer;
•Alex Ioffe, Former Chief Financial Officer;
•Christopher Ferraro, President and Chief Investment Officer;
•Erin Brown, Chief Operating Officer; and
•Andrew Siegel, General Counsel and Chief Compliance Officer.
Compensation Discussion and Analysis
2024 Business Highlights
Our diverse operating platform delivered strong organic growth and financial results in 2024, reflecting the continued successful execution of our strategy. We achieved significant milestones across all our operating businesses and made substantial progress on several strategic and operational initiatives, including:
•Crossing $8 billion in trailing-twelve-month notional OTC derivatives traded, requiring us to submit an application to register as a Swap Dealer in the U.S. (approved by the regulators on May 29, 2025) and enabling us to offer larger U.S. institutional clients the chance to participate in a well-established and regulated trading environment.
•Strengthening our asset management product suite by (i) launching Bitcoin and Ether ETFs in partnership with Invesco; (ii) forging a partnership with State Street Global Advisors and launching three actively managed ETFs focused on digital assets and disruptive technologies; and (iii) conducting a $113 million initial close for Galaxy Ventures Fund I, our inaugural crypto venture fund focused on investing in early-stage companies across crypto protocols, software infrastructure, and financialized applications.
•Expanding our blockchain infrastructure capabilities by becoming one of the largest validators globally on the Solana network and through the acquisition of CryptoManufaktur, a leading blockchain node operator that provides trusted, secure services to decentralized protocols across the digital asset ecosystem.
•Strengthening our financial position with two strategic capital raises including a $125 million equity raise in April 2024 and a $402.5 million exchangeable senior notes offering in November 2024.
Objectives of Compensation Program and Strategy
The Compensation Committee’s objective is to ensure our executive compensation program attracts, motivates, and rewards leaders with the skills and experience necessary to successfully execute on our strategic plan in order to maximize shareholder value. The Company is a complex, regulated institution which requires hiring experienced senior talent from highly competitive financial services and technology industries. The digital asset industry is highly volatile which requires patient leadership and a long-term focus.
Our executive compensation program is designed to:
(a)Attract and retain talented and experienced executives in a competitive and dynamic market;
(b)Motivate our NEOs to help our company achieve the best possible financial and operational results;
(c)Provide reward opportunities consistent with our performance on both a short-term and long-term basis and;
(d)Align the long-term interests of our NEOs with those of our shareholders.

What We Do	What We Do Not Do
✓ Align pay with firmwide performance	Ö No golden parachutes
✓ Engage proactively with shareholders and other stakeholders	Ö No guaranteed bonuses with our executive officers
✓ Review and carefully consider stakeholder feedback in structuring and determining pay	Ö No tax gross-ups
✓ Grant equity-based awards for shareholder alignment	Ö No excessive perquisites
✓ Use a structured discretion framework to assess financial and nonfinancial metrics alongside compensation outcomes	Ö No employee hedging or pledging of securities
✓ Apply significant shareholding requirements including:	Ö No supplemental retirement benefits for executive officers
•Stock ownership guidelines for executives and directors	Ö No single-trigger vesting in change in control
•Retention requirements for executives	Ö No options nor stock appreciation rights (“SARs”) granted below fair market value
✓ Maintain a clawback policy for variable compensation
✓ Retain an independent compensation consultant
How our Compensation Committee Makes Decisions
To enhance the alignment of our compensation program with the interests of our shareholders, long-term strategy, and company trajectory, our Compensation Committee employs a combination of informed judgment and structured discretion in determining executive compensation. Our Compensation Committee utilizes a structured discretion framework to provide greater definition to both financial and non-financial factors it considers in its assessment of the firm’s performance alongside compensation decisions.
We operate within a volatile industry which introduces challenges in setting and relying entirely on formulaic outcomes at a particular point in time; a balanced approach between discretionary and formula-based elements allows the Compensation Committee to conduct a holistic review of performance that incorporates both the context at the start of the performance year when original goals were set and at end of the performance year. This balanced approach is common within the financial services industry and we believe is in the best interest of shareholders.
Overview of Structured Discretion Framework
In 2023, we developed our initial Structured Discretion Framework to provide greater definition and transparency regarding the key performance areas considered by GDHL’s compensation corporate governance and nominating committee (the “CCGN Committee”) to assess the Company’s performance alongside compensation decisions for our NEOs and the broader Company. This framework takes into account metrics that are both objective & measurable as well as factors that are subjective or not readily measurable.
In May 2024, the CCGN Committee adopted amendments to the Structured Discretion Framework to further align it with our 2024 strategic priorities and focus areas. In particular, the CCGN Committee added measurable metrics and operational targets for each business unit to the Structured Discretion Framework, in addition to the overall Company metrics. For 2024, the CCGN Committee evaluated objective metrics according to three primary categories and subjective factors according to two primary categories:
Objective & Measurable Metrics
•Profitability and Affordability—Including revenue, operating income and net income metrics
•Business Unit Operating Targets—Including AUM growth, trading activity and client-based metrics
•Market-Based Measures—Including total shareholder return (TSR) and bitcoin price performance
Subjective & Not Readily Measurable Metrics
•Strategic & Operational—Including progress and development of internal initiatives, synergies realized from acquisitions and new business line development
•Relative Peer and External Factors—Including evaluation of broader economic conditions, industry headwinds and tailwinds and significant legal and other regulatory events
We will continue to evolve this framework, where and when appropriate, to ensure its intentions are served.
Overview of Annual Compensation Elements
The Company’s compensation philosophy is that an individual’s compensation should be based on our overall performance, the line of business/team performance and the individual’s performance. The total compensation will consist of a base salary and a bonus comprised of a combination of cash and/or equity incentives. The compensation package is designed to reward performance based on the achievement of these performance goals and objectives and to be competitive with comparable companies in the market in which we compete for talent. While we emphasize performance-based compensation, we do not maintain specific policies or programs that prescribe a specified mix among base salary, short-term cash bonuses and longer-term cash or equity incentives that we target.

We operate with the goal that “every employee at the Company and its consolidated subsidiaries should be a shareholder,” and as such have implemented a Per Annum Total Compensation (“PATC metric”) which includes:

Compensation Element	Characteristics	Purpose	2024 Annual PATC
Base Salary	Annual Fixed Cash	Provides predictable level of income that is competitive with external market	For 2024, NEOs received the following base salaries: $500k for our CEO and President and $400k for our COO, former CFO and General Counsel
Annual Variable Compensation	Equity-Based: Restricted Share Units (“RSUs”)*	Provides both motivation and retention for our executives to achieve longer-term performance as well as strategic and operational objectives. Further aligns our executives’ interests and those of our shareholders.	For 2024, each NEO received a portion of their annual variable compensation in multi-year vesting RSUs
	Equity-Based: Options*	Motivates and rewards achievement of increasing shareholder value. Direct pay-for-performance link.	For 2024, select NEOs received a portion of their annual variable compensation in multi-year vesting options
	Cash	Motivates and rewards achievement of Company performance as well as strategic and operational objectives.	For 2024, each NEO received a portion of their annual variable compensation in the form of a cash bonus
__________________
*Equity is provided to eligible employees. Non-eligible employees receive cash-settled RSUs or cash-settled SARs. All NEOs are eligible to receive equity.
In addition to PATC, we generally reserve RSUs, stock options and cash-settled SARs to be issued to high performing employees, with the goals of (i) rewarding strong in-year performance and (ii) aligning our future leaders more closely to our partners and Shareholders. These special grants are in recognition of the significant work that employees have done over the last year to contribute to our overall success. No special grants were made to NEOs in 2024.
Grants under the LTIP are generally correlated to individual performance, team performance and our performance. There are no specific performance goals included in our compensation program at this time. While inclusion of performance-based equity awards has been contemplated, (i) the establishment of accurate, long-term performance criteria has proven challenging given the lifecycle stage of the Company and market volatility in our sector and (ii) performance-based vesting equity awards have been historically limited to grants made in connection with acquisitions. The Company believes stock option grants, RSUs and SARs are effective in providing the direct alignment between company performance, pay outcomes and shareholder value creation. We will continue to evaluate the inclusion of performance-based equity awards as part of our NEOs’ compensation program.
NEO Compensation
With respect to the process undertaken by the CCGN Committee in its review and preparation of a recommendation in respect of the CEO’s compensation, the terms of Michael Novogratz’s compensation as CEO were determined through negotiation between him and the CCGN Committee, as set forth in his employment agreement. The CCGN Committee and Michael Novogratz established goals with respect to Galaxy and each of our business lines, and the CCGN Committee has monitored his performance against these goals.
In determining compensation for the other NEOs, the CCGN Committee reviewed and considered the individual performance of each NEO and our performance—both as a whole and with respect to specific business lines for certain individuals—as well as considering recommendations from Michael Novogratz with respect to each NEO. In addition, the CCGN Committee broadly reviewed the competitive market for talent in the asset management, technology and fintech industries as part of its review of our NEOs’ compensation. The CCGN Committee performed this evaluation with information and assistance from our People Team and the CCGN Committee’s independent compensation consultant, Semler Brossy. More specifically, the CCGN Committee considered the following when determining compensation for each NEO.
With respect to our former CFO, Mr. Ioffe, the factors that were considered in determining his 2024 compensation levels included (1) his over 30 years of senior-level finance experience, (2) the broader market for competitive talent, (3) the progress made in building out financial and operational controls necessary to support the rapid growth of the business and (4) the work performed in his role as CFO to prepare for, and consummate, the various transactions related to a proposed reorganization of the Company, including continuous preparation of reporting under IFRS and US GAAP.
With respect to Mr. Ferraro, the factors that were considered in determining his 2024 compensation levels included his contributions to our overall success and the significant role he played in a number of our key accomplishments in 2024, including (1) the realignment of the firm’s strategic direction, (2) our acquisition of CryptoManufaktur LLC and the preliminary agreement with CoreWeave to host AI/HPC data center services at our Helios campus, (3) the broader market for competitive talent, (4) work with respect to current investments and additional identification of investments in his capacity as Chief Investment Officer and (5) the work performed in his role as President to prepare for, and consummate, the various transactions related to a proposed reorganization of the Company.
With respect to Ms. Brown, the factors that were considered in determining her 2024 compensation levels included (1) recognition that Ms. Brown is a seasoned executive with significant experience in treasury, risk and trading operations, (2) the broader market for competitive talent, (3) standing up major strategic initiatives internally, including with respect to treasury, risk management, technology, security and operations in particular and (4) the work performed in her role as COO to prepare for, and consummate, the various transactions related to a proposed reorganization of the Company.
With respect to Mr. Siegel, the factors that were considered in determining his 2024 compensation levels included (1) significant advancements on regulatory and licensing efforts globally, (2) meeting increased demands on the legal department from a regulatory and client/counterparty standpoint with respect to examinations and diligence inquiries, (3) the broader market for competitive talent, (4) continued advancement of the compliance department and creation of culture of compliance and (5) supporting the firm for all legal initiatives through a period of growth including supporting Company transactions, new products, and expansion into new regions.
CEO Compensation for Financial Year 2024
As Founder and CEO, Mr. Novogratz is responsible for overseeing the Company while serving as the primary public face for the Company and primary liaison between our board of directors and the Company. Upon taking into account the firm’s performance trajectory since 2018 and specifically the 2023 performance year, our board of directors re-instated a base salary of $500,000 for Mr. Novogratz for 2024 and provided him with a grant of 300,000 RSUs as described below.
While Mr. Novogratz demonstrated extraordinary commitment to the Company by foregoing his base salary and equity-based awards from 2019 until 2023, the CCGN Committee believes that compensating Mr. Novogratz in line with the other NEOs is appropriate to recognize his dedication and to align his compensation more closely with market practices. The CEO historically had not been directly compensated for his services as his significant ownership interest continues to provide meaningful incentive to perform. According to our CEO/Founder benchmarking, peer companies provide base salaries and equity-based awards to their CEOs that reflect their experience, performance, and market conditions. By providing a salary and equity-based awards to our CEO, we ensure our compensation package remains competitive.

Alternative Compensation Summary for Financial Year 2024
We refer to the table in this section as the NEO Actual Annual Compensation Summary. This table is voluntary disclosure and should be read as a supplement to the Summary Compensation Table below and is not intended to detract from or replace the information contained therein. This table is for illustrative purposes only and not to be considered responsive to any disclosure requirements. Please refer to the Summary Compensation Table further below, which is presented in accordance with Item 402(c) of Regulation S-K, and sets forth compensation for each NEO of the Company during the financial year ending December 31, 2024.
In the Summary Compensation Table, the disclosure of Share Based Awards and Option Based Awards is valued at the grant date(s) despite being based on the prior year’s performance; however, the disclosure of Annual Incentive Plans reflects the annual cash performance bonuses paid to the NEOs for the applicable financial year, even if actually paid in the following year.
After each financial year, the Compensation Committee will consider, and prior to the consummation of the Reorganization Transactions, the CCGN Committee considered, the performance of Galaxy in the prior year when determining incentive awards for the NEOs. The following table provides information about the actions and decisions of the CCGN Committee after the end of the most recently completed fiscal year in granting Share Based Awards and Option Awards in 2025 that relate to 2024 performance and 2024 that relate to 2023 performance.

				Annual Variable Compensation ($)			Long-Term Incentive Awards
Name and Principal Position	Year	Per Annum Total Compensation (‘PATC’) ($)(1)	Salary($)	Cash($)	RSUs ($)(2)	Options ($)(2)	% of Annual Variable Compensation	% of PATC
	$ in thousands
Michael Novogratz	2024	8,500	500	3,000	2,000	3,000	63	59
	2023	5,000	—	3,000	2,000	—	40	40
Alex Ioffe(3)	2024	400	400	—	—	—	—	—
	2023	1,150	400	450	300	—	40	26
Christopher Ferraro	2024	8,000	500	2,700	1,800	3,000	64	60
	2023	4,000	500	1,800	1,200	500	49	43
Erin Brown	2024	5,000	400	1,560	1,040	2,000	66	61
	2023	3,250	400	1,110	740	1,000	61	54
Andrew Siegel	2024	1,750	400	660	440	250	51	39
	2023	1,300	400	540	360	—	40	28
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(1)Sum of salary and annual variable compensation consisting of cash and year-end long-term incentive awards.
(2)Represents the targeted value of the equity incentive compensation component of the NEO’s discretionary annual performance bonus in respect of the fiscal years. In respect to the RSUs applicable to the 2024 fiscal year , 33% on March 1, 2026, and the remaining 67% in substantially equal quarterly installments on each of the next eight three-month anniversaries of March 1, 2026. The option grants will be scheduled to vest annually over three years, 33% on March 1, 2026, 33% on March 1, 2027 and 34% on March 1, 2028. The annual RSU and option bonus grants’ value represents the targeted economic value of the equity award and does not reflect the actual accounting grant date fair value.
(3)Mr. Ioffe is no longer the CFO of the Company, as described below.
Independent Compensation Consultant Review
The CCGN Committee recognized, and the Compensation Committee continues to recognize, the importance of using an independent compensation consulting firm that is appropriately qualified and provides services solely to our board of directors and its committees. In 2024, the CCGN Committee retained Semler Brossy to act as independent compensation consultant to the CCGN Committee. Our CCGN Committee determined that Semler Brossy had no conflicts of interest in providing services to the CCGN Committee and was independent.

Role of the Compensation Consultant
In 2024, our CCGN Committee received the advice of Semler Brossy who provided input on several analyses and subject matters including: (i) compensation committee processes and trends; (ii) proxy advisor feedback and subsequent program changes; (iii) assistance with public disclosures and; (iv) other executive compensation matters generally. Previous work Semler Brossy completed for the CCGN Committee includes: (i) the establishment of peer group references which focused on three primary groups: (1) financial services companies; (2) broader technology companies and; (3) general industry survey data; (ii) market benchmarks and analysis for the NEOs; (iii) approaches to CEO/Founder pay philosophies; (iv) an executive and director stock ownership guideline market study; and (v) a director pay market study.
The CCGN Committee also engaged Semler Brossy in 2022 to provide a board of directors compensation market assessment. In this assessment, Semler Brossy provided information on director pay practices across the three primary references groups mentioned above along with larger companies that Galaxy competes with for additional reference. The assessment was used to inform our understanding of our director compensation program’s external competitiveness. The CCGN Committee referenced the Semler Brossy study again in 2024 and recommended an increase in the total value of deferred share units (“DSUs”) granted to each director from $100,000 to $150,000 per year on a go-forward basis, which was subsequently approved by our board of directors.
Compensation Risk
Our board of directors and, as applicable, the Compensation Committee, considers and assesses the implications of risks associated with our compensation policies and practices and devotes such time and resources as is believed to be necessary in the circumstances. Our practice of compensating our officers primarily through a mix of salary and equity is designed to mitigate risk by: (i) ensuring that we retain such officers; and (ii) aligning the interests of its officers with our short-term and long-term objectives and our shareholders. As of the date of this filing, our board of directors has not identified risks arising from our compensation policies and practices that are reasonably likely to have a material adverse effect on Galaxy.
Stock Ownership Guidelines
To further align the long-term financial interests of our executives and our shareholders, our board of directors in November 2023 established the following stock ownership guidelines:

Subject Officers	Required to Own the Lesser of:
CEO	6x Base Salary or 750,000 shares
Executive Officers	3x Base Salary or 250,000 shares
Non-Employee Directors	5x annual cash retainer or 50,000 shares
Executives have five years from the date they first become subject to a particular level of stock ownership to meet the corresponding requirement. The Compensation Committee measures compliance on an annual basis at the end of each fiscal year. Acceptable forms of ownership include shares: (i) purchased and directly owned by the individual, owned by individual’s spouse, or held in a trust for the benefit of the individual’s family; (ii) all vested and unvested RSUs; and (iii) all vested and unvested DSUs. All directors and executive officers subject to the guidelines are in compliance with the guidelines or are within the grace period.
Pledging and Hedging Policies
Pursuant to the terms of our insider trading policy, employees, including the NEOs, and directors are prohibited from speculating in our securities, which may include buying with the intention of quickly reselling such securities, or selling our securities with the intention of quickly buying such securities; buying securities on margin or holding Company stock in a margin account; short selling a security of the Company or any other arrangement that results in a gain only if the value of our securities declines in the future; selling a “call option” giving the holder an option to purchase our securities; buying a “put option” giving the holder an option to sell our securities; pledging our securities; and purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in the market value of our securities (or equivalents such as share units, the value of which is derived from our equity securities) held, directly or indirectly, by such person, including equity securities granted as compensation. The NEOs and directors may, however, acquire and sell shares issued under the Stock Option Plan and the LTIP (other than in connection with the acquisition and sale of shares issued under the Stock Option Plan or the LTIP) or any of our other benefit plans or arrangements.
Clawback Policy
In November 2023, our board of directors adopted a clawback policy which provides for the recoupment of certain executive compensation in the event the Company is required by the accounting principles and auditing standards applicable to the Company under U.S. and Canadian securities laws to materially restate all or a portion of the Company’s previously issued financial statements, in accordance with the terms and conditions of the policy. The clawback policy is generally modeled after the Nasdaq’s clawback policy requirements.
Tax and Accounting Considerations
The Compensation Committee sets executive compensation in accordance with our compensation philosophy and continues to believe that retaining, attracting and motivating our employees with a compensation program that supports long-term value creation is in the best interests of our shareholders. In reaching decisions on executive compensation, the Compensation Committee considers the tax and accounting consequences, including that compensation (including performance-based compensation) in excess of $1 million paid to covered executive officers in calendar year 2024 generally will not be deductible for federal income tax purposes under Section 162(m) of the Internal Revenue Code.
Employment and Consulting Arrangements
Michael Novogratz
Michael Novogratz is party to an ongoing employment agreement with GDS LLC, an affiliate of Galaxy, setting forth the terms and conditions of his employment, which provided for his base salary of $400,000 and eligibility to receive annual cash incentive compensation as determined by our board of directors. Mr. Novogratz’s agreement includes provisions regarding confidentiality, non-competition and non-solicitation, as well as an intellectual property assignment to GDS LLC and a nondisparagement obligation. In addition to general terms of non-competition, during his employment, all of Mr. Novogratz’s businesses and investments relating to cryptocurrencies and digital assets are to be run, operated and held solely by and through GDS LLC, except for a de minimis amount through passive investments. The employment agreement with Mr. Novogratz provides for the termination of his employment for reasons of cause, good reason or any other reason. In the event that Mr. Novogratz’s employment is terminated without cause or for good reason, he is entitled to (i) accrued and unpaid base salary and vacation earned through the date of termination and (ii) payment of Mr. Novogratz’s base salary for a period of twelve months following the date of termination upon timely execution, delivery and non-revocation of a release of claims in favor of the Company (the “Release Requirement”). In connection with a termination for any other reason, Mr. Novogratz is entitled to accrued and unpaid base salary through the date of termination. Effective January 31, 2019, Mr. Novogratz agreed to accept no salary and did not receive a salary in 2020, 2021, 2022 or 2023. For Fiscal 2024, our board of directors re-instated a base salary of $500,000 for Mr. Novogratz. If Mr. Novogratz’s employment is terminated by the Company for cause or by Mr. Novogratz for good reason, the termination date is the date any applicable cure period expires (unless the applicable condition is cured). If Mr. Novogratz is terminated by Galaxy for any reason other than for cause, death or disability, the offer letter requires 60 days’ notice prior to the date of termination.
Christopher Ferraro
On July 31, 2018, GDS LLC provided Christopher Ferraro with an offer letter setting forth the terms and conditions of his employment as Head of Principal Investments, which provides for a base salary of $400,000, a target discretionary annual performance bonus (but with a minimum annual bonus guarantee for 2018), options and equity in the amounts described in this Registration Statement and eligibility to participate in employee benefit plans of GDS LLC. Mr. Ferraro’s offer letter includes provisions regarding non-competition and non-solicitation.

Mr. Ferraro is also party to a confidentiality agreement with an intellectual property assignment to Galaxy, GDH LP and its consolidated subsidiaries and a nondisparagement obligation. The letter also requires 90 days’ notice prior to Mr. Ferraro’s resignation. Subsequent to the offer letter, Mr. Ferraro’s base salary was decreased to $300,000 beginning February 24, 2020 for that year as a result of cost-saving measures in which most of the senior management team agreed to reduce salaries. Beginning January 1, 2021, Mr. Ferraro’s salary was increased to $500,000 for consistency with other members of senior management. Mr. Ferraro’s title changed to President and Chief Investment Officer and manager of GDH GP in conjunction with Damien Vanderwilt’s termination of employment in February 2023.
Erin Brown
On April 14, 2021, GDS LLC provided Erin Brown with an offer letter (as amended pursuant to a letter agreement dated as of October 20, 2021) setting forth the terms and conditions of her employment as Managing Director, COO and Executive Committee Member, which provides for a base salary of $400,000, eligibility to receive a discretionary annual bonus, and eligibility to participate in the employee benefit plans of GDS LLC. Ms. Brown also received sign-on equity incentive grants. Ms. Brown’s offer letter includes provisions regarding non-competition and non-solicitation. Ms. Brown is also party to a confidentiality agreement with an intellectual property assignment to Galaxy, GDH LP and its consolidated subsidiaries and a nondisparagement obligation. The offer letter also requires 90 days’ notice prior to resignation.
Andrew Siegel
On March 11, 2022, GDS LLC provided Andrew Siegel with an offer letter setting forth the terms and conditions of his employment as General Counsel (the offer letter is an amendment and restatement of a prior amended and restated offer letter provided to Mr. Siegel dated July 30, 2018). The offer letter provides for a base salary of $400,000, eligibility to receive a discretionary annual performance bonus, and eligibility for the Company’s employee benefit plans. Mr. Siegel’s offer letter includes, among other things, provisions regarding non-competition and non-solicitation. Mr. Siegel is also party to a confidentiality agreement with an intellectual property assignment to Galaxy and a non-disparagement obligation. The letter also requires 90 days’ notice prior to any resignation.
Alex Ioffe
Alex Ioffe entered into a Separation and Release Agreement, dated December 16, 2024, with GDS LLC (the “Ioffe Separation Agreement”). Under the Ioffe Separation Agreement, Mr. Ioffe will remain employed by Galaxy as Senior Adviser subject to the terms of the Ioffe Separation Agreement through the earliest of (i) June 1, 2025; (ii) the 14th day following the listing of Galaxy’s shares on a U.S. stock exchange (or as otherwise agreed with Galaxy); (iii) such earlier date as mutually agreed by the parties; (iv) such earlier date Mr. Ioffe elects without consent; or (v) such earlier date as Galaxy elects as a result of his breach of the Ioffe Separation Agreement or for cause (termination pursuant to clause (iv) or (v) a “Bad Leaver” termination (the “Ioffe Separation Date”) and resigned from his position as CFO as of January 1, 2025 (the “Ioffe Transition Date”). Mr. Ioffe is also entitled to attorneys’ fees up to $10,000 in connection with the negotiation of the Ioffe Separation Agreement.
Under the Ioffe Separation Agreement, Mr. Ioffe is entitled to certain benefits in exchange for complying with the Release Requirement and the terms of the Ioffe Separation Agreement, the terms of which are more fully described under “—Potential Payments upon Termination or Change in Control” below.
Under the Ioffe Separation Agreement, except as noted under the “Potential Payments upon Termination or Change in Control” below, Mr. Ioffe will remain subject to his prior covenants subject to the provisions regarding non-competition and non-solicitation under his amended and restated offer letter dated November 3, 2021 and regarding nondisclosure of confidential information, assignment of intellectual property to Galaxy, GDH LP and its consolidated subsidiaries and a nondisparagement obligation contained in the confidentiality and related covenants agreement that he previously entered into on March 24, 2021. Mr. Ioffe is also subject to a mutual nondisparagement provision under the Ioffe Separation Agreement.

Pursuant to the terms of the Ioffe Separation Agreement, Mr. Ioffe will continue to be paid his base salary at an annualized rate of $400,000 through the Ioffe Separation Date, but Mr. Ioffe is not entitled to any annual bonus in respect of the 2024 or the 2025 fiscal year.
2025 Chief Financial Officer Transition
Anthony Paquette
GDS LLC entered into an offer letter with Anthony Paquette that sets forth the terms and conditions of his employment initially as Managing Director, Head of Finance (noting that, upon his appointment by our board of directors, his title became CFO as of January 1, 2025). The offer letter provides for a base salary of $400,000, eligibility to receive a discretionary annual bonus to be paid in cash or equity incentive grants in Galaxy’s discretion with a 2025 fiscal year target of $1,600,000, and eligibility to participate in the employee benefit plans of GDS LLC. Mr. Paquette also received sign-on equity incentive grants of (i) 375,000 RSUs, (ii) 300,000 options with an exercise price equal to the applicable market price on the grant date, (iii) 325,000 options with an exercise price equal to the applicable market price plus C$3.00 and (iv) 350,000 options with an exercise price equal to the applicable market price plus C$6.00. Each sign-on equity incentive grant will vest over four years in four equal annual installments, subject to continued employment (except for partial acceleration of vesting upon certain terminations of employment, subject to Mr. Paquette’s compliance with the Release Requirement). Any unvested equity incentive award portion of any discretionary annual performance bonus that was paid in the form of an equity incentive award will immediately vest upon a termination by Galaxy without cause (excluding death or disability) or if Mr. Paquette resigns for good reason, subject to Mr. Paquette’s compliance with the Release Requirement. Mr. Paquette is also party to a restrictive covenant agreement with a confidentiality provision, an intellectual property assignment to Galaxy, GDH LP and its consolidated subsidiaries, a nondisparagement obligation and covenants regarding non-competition and non-solicitation. The offer letter also requires 90 days’ notice prior to resignation.
Benefit Plans
Galaxy’s NEOs participate in employee benefit programs available to its employees generally, including health, dental and vision insurance and a tax-qualified 401(k) plan sponsored by GDS LLC, as well as two optional benefits for executives. For those executives who choose to take advantage of the optional benefits, these benefits include payment of the employee portion of health care premiums under the enhanced coverage portion of our fully insured health and welfare plan (which is otherwise available to all our employees) and a financial coaching service which is provided at no cost to our executives. Other than as described in the preceding sentence, neither GDHL nor its subsidiaries maintained any executive-specific benefit or perquisite programs in Fiscal 2024.
Under the GDS LLC 401(k) plan, eligible employees (including the NEOs) are able to defer their eligible compensation subject to applicable annual limits under the Internal Revenue Code. All participants are 100% vested in their deferrals when contributed. Currently, GDS LLC provides a non-elective safe harbor contribution of no less than 3% of eligible compensation per employee. These safe harbor contributions are 100% vested when made.
Treatment of Equity Awards in Connection with the Reorganization Transactions
In connection with the Reorganization Transactions, (i) each award in respect of our stock granted under the Stock Option Plan and the LTIP (collectively, the “Galaxy Equity Awards”) that was outstanding immediately prior to the effective time of the Reorganization Merger, whether vested or unvested, was, by virtue of the Reorganization Merger and without any action on the part of Galaxy, any holder of any Galaxy Equity Award or any other person, assumed by us and converted into an equity award in respect of our Class A common stock on a one-to-one basis with respect to the ordinary shares of GDHL underlying the Galaxy Equity Awards immediately prior to the effective time of the Reorganization Merger and on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to each such Galaxy Equity Award immediately prior to the effective time of the Reorganization Merger, and (ii) we assumed each of the Stock Option Plan and the LTIP.

Summary Compensation Table
The compensation paid to the NEOs during the Company’s three most recently completed financial years ended December 31, 2024, 2023 and 2022 is summarized as follows.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(2)	All Other Compensation ($)(4)	Total Compensation ($)
Michael Novogratz(5)	2024	500,000	3,000,000	2,808,567	—	10,557	6,319,124
Chairman and CEO	2023	—	3,000,000	—	—	3,392	3,003,392
	2022	—	—	—	—	3,496	3,496
Alex Ioffe	2024	400,000	—	421,285	—	10,350	831,635
Former CFO	2023	400,000	450,000	256,809	1,317,030	9,900	2,433,739
	2022	400,000	450,000	1,604,744	—	9,150	2,463,894
Christopher Ferraro	2024	500,000	2,700,000	1,685,140	516,914	10,544	5,412,599
President and Chief Investment Officer	2023	500,000	1,800,000	599,226	2,195,050	9,900	5,104,176
	2022	500,000	300,000	10,648,091	—	9,561	11,457,652
Erin Brown	2024	400,000	1,560,000	1,039,170	1,033,822	10,350	4,043,342
COO	2023	400,000	1,110,000	732,481	2,195,050	9,900	4,447,431
	2022	400,000	360,000	1,066,074	—	24,150	1,850,224
Andrew Siegel(6)	2024	400,000	660,000	505,542	—	10,350	1,575,892
General Counsel and Chief Compliance Officer	2023	400,000	540,000	256,809	—	16,180	1,212,989
__________________
(1)The amounts reported in this column reflect the annual cash performance bonuses paid to the NEOs for the applicable fiscal year. Annual cash performance bonuses are discretionary, earned and paid based on the achievement of applicable company and individual performance goals, as determined by our board of directors. The amounts reported in this column reflect the annual cash performance bonuses paid to the NEOs with respect to performance for the applicable fiscal year, even if actually paid in the following year.
(2)The amounts reported in these columns represent the aggregate grant date fair value (as described in further detail below) of the awards of RSUs and non-qualified stock options granted to each of the NEOs during the applicable fiscal year under the LTIP and Stock Option Plan. The grant date fair value was calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used in calculating such grant date fair value are set forth in the notes to GDH LP’s audited consolidated financial statements included elsewhere in this prospectus. Amounts reported do not reflect the actual economic value that may be realized by the applicable NEO. We use the Black-Scholes option pricing model to calculate the fair value of option-based awards.
(3)These amounts are based on the fair value of the awards at the date of grant, as described in footnote (2). Such information does not reflect the current fair value of the awards and, as a result, the amounts reported do not reflect the actual economic value realized by the applicable NEO.
(4)The amounts reported in this column reflect, for each of the NEOs, (i) company contributions under the GDS LLC 401(k) Plan; (ii) health care premiums paid by an affiliate of GDHL under the enhanced coverage portion of our fully insured health and welfare plan (which plan is otherwise available to all our employees) and imputed value of a financial coaching service for those who take advantage.
(5)In Fiscal 2022 and Fiscal 2023, Mr. Novogratz was not paid an annual base salary.
(6)Mr. Siegel was not an NEO prior to 2023.

Grants of Plan-Based Awards
The following table sets forth information with respect to plan-based awards granted to our NEOs during our fiscal year ended December 31, 2024.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stocks or Units (#)	All Other Option Awards: Number of Shares of Securities Underlying Options (#)	Exercise or Base Price of Option Awards(1) ($)	Grant Date Fair Value of Stock and Option Awards(2)
Michael Novogratz	3/27/2024	300,000			$2,808,567
Alex Ioffe	3/27/2024	45,000			421,285
Christopher Ferraro	3/27/2024	180,000			1,685,140
	3/27/2024		81,319	$9.63	516,914
Erin Brown	3/27/2024	111,000			1,039,170
	3/27/2024		162,637	$9.63	1,033,822
Andrew Siegel	3/27/2024	54,000			505,542
__________________
(1)Converted from Canadian dollars to U.S. dollars at the daily exchange rate published by the Bank of Canada as of May 15, 2025.
(2)The amounts reported in these columns represent the aggregate grant date fair value of the awards of RSUs and non-qualified stock options granted to each of the NEOs during the applicable fiscal year under the LTIP. The grant date fair value was calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used in calculating such grant date fair value are set forth in the notes to GDH LP’s audited consolidated financial statements included elsewhere in this prospectus. Amounts reported do not reflect the actual economic value that may be realized by the applicable NEO. We use the Black-Scholes option pricing model to calculate the fair value of option-based awards.

Equity Incentive Compensation Plans
Stock Option Plan
We maintain the Stock Option Plan which provides that our board of directors may from time to time, in its discretion, and in accordance with requirements of the relevant stock exchange, grant to directors, officers, employees and consultants to Galaxy, non-transferable options to purchase shares of Class A common stock, provided that the number of shares of Class A common stock will not exceed a total of 45,565,739 shares of Class A common stock, 15% of the Fully Exchanged Share Capital (as defined below) as of the date of the amendments to the Stock Option Plan approved by the Company’s Shareholders, calculated as if giving effect to the exchange of all issued and outstanding LP Units for shares of Class A common stock in accordance with the terms of the LP Units, assuming that the Reorganization Transactions had been consummated on such date (the “Fully Exchanged Share Capital”), as of such date.
As of May 23, 2025, we had 5,994,100 options outstanding under the Stock Option Plan, representing 4.5% of the issued and outstanding shares of Class A common stock of the Company or 1.7% of the Fully Exchanged Share Capital. The Stock Option Plan was initially approved by our Shareholders on June 13, 2018, with amendments to the Stock Option Plan approved by the Company’s Shareholders at the annual general meeting held on June 24, 2019. Since the adoption of the LTIP and approval by our shareholders, no new grants have been made under the Stock Option Plan and it is anticipated that no more grants will be made under the Stock Option Plan.
Subject to the terms and conditions of the Stock Option Plan, our board of directors, in its sole discretion, may from time to time designate the director, officer, employee or consultant of the Company or a subsidiary or affiliate to whom options will be granted, the number of shares of Class A common stock to be covered by each option granted and the terms and conditions of such option. Each proposed grantee of an option will be deemed to represent and warrant that such person is a Sophisticated Investor (as defined below) as of the date of grant.

For purposes of the Stock Option Plan, a “Sophisticated Investor” is a person that is both an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act and either a “qualified purchaser” as defined in Section 2(a)(51) of the Investment Company Act or a “knowledgeable employee” as defined in Rule 3c-5 under the Investment Company Act.
The number of shares of Class A common stock reserved for issuance under the Stock Option Plan is fixed at 45,565,739, being an amount that is 15% of the Fully Exchanged Share Capital as of the date the amendments to the Stock Option Plan were approved by our shareholders.
The number of shares of Class A common stock issuable to Insiders (as defined pursuant to the policies of the relevant stock exchange), at any time, under the Stock Option Plan, together with the aggregate number of shares of Class A common stock issuable to Insiders under any other share compensation arrangement, must not exceed 10% of the Fully Exchanged Share Capital, and the number of options issued to Insiders under the Stock Option Plan, together with the aggregate number of shares of Class A common stock issuable to Insiders under any other share compensation arrangement, within a one-year period must not exceed 10% of the Fully Exchanged Share Capital.
Subject to the terms and conditions of the Stock Option Plan, our board of directors has authority to determine the terms, including the limitations, restrictions, vesting period and conditions, if any, of option grants.
All options granted under the Stock Option Plan have an exercise price determined and approved by our board of directors at the time of grant, which must not be less than the fair market value of the shares of Class A common stock at such time. For the purposes of the Stock Option Plan, the fair market value of the shares of Class A common stock is the closing price of the shares of Class A common stock on the relevant stock exchange on the last trading day before the day on which the option is granted.
An option is exercisable during a period established by our board of directors which commences on the date of the grant and terminates not later than five (5) years after the date of the granting of the option. The Stock Option Plan provides that the exercise period will automatically be extended if the date on which it is scheduled to terminate falls during a black-out period so long as the new expiry date is within five (5) years after the date of granting such option. In such cases, the extended exercise period terminates on the tenth business day after the last day of the black-out period.
No shares of Class A common stock may be issued to a participant upon exercise if, as of the date of exercise, the participant is not a Sophisticated Investor. In the event that a participant is not a Sophisticated Investor at the date of exercise, or if there are other legal or regulatory restrictions, upon exercise, we will, subject to the terms of the Stock Option Plan, use reasonable efforts to cash settle its obligations under the exercise of such options as provided in the Stock Option Plan.
Subject to any required approval from the relevant stock exchange, the Stock Option Plan also provides that appropriate adjustments, if any, will be made by our board of directors in connection with a reclassification, reorganization or other change of the shares of Class A common stock, consolidation, distribution, merger or amalgamation or similar corporate transaction, in order to maintain the optionees’ economic rights in respect of their options in connection with such change in capitalization, including adjustments to the exercise price or the number of shares of Class A common stock to which an optionee is entitled upon exercise of options, the class(es) and maximum number of securities subject to the Stock Option Plan, or permitting the immediate exercise of any outstanding options that are not otherwise exercisable.

The following table describes the impact of certain events upon the rights of holders under the Stock Option Plan, including death or incapacity, termination for cause, termination without cause or the participant’s resignation for good reason (each, as defined in the Stock Option Plan, as applicable):

Event	Provisions
Death or incapacity	All unvested options will vest, all outstanding options with an exercise price less than the fair market value of one share of Class A common stock on the date of termination will be automatically exercised, and all other options will be forfeited

Termination for cause	Forfeiture of all vested and unvested options as of the date of termination

Resignation without good reason	All outstanding, vested options with an exercise price less than the fair market value of one share of Class A common stock on the date of termination will be immediately exercised or forfeited and all other options will be forfeited

Termination without cause or resignation for good reason	Options scheduled to vest at the next vesting date will automatically vest, all outstanding, vested options with an exercise price less than the fair market value of one share of Class A common stock on the date of termination will be immediately exercised or forfeited and all other options will be forfeited
All options vest in accordance with the terms of their grant agreement and the Stock Option Plan. A participant’s grant agreement or any other written agreement between a participant and the Company may provide that unvested options be subject to acceleration of vesting and exercisability in certain circumstances. Our board of directors may at its discretion accelerate the vesting of any outstanding options notwithstanding the previously established vesting schedule or, subject to applicable regulatory provisions and Shareholder approval, extend the expiration date of any options, provided that the period during which an option is exercisable does not exceed five (5) years from the date such option is granted. If the Stock Option Plan is terminated, the provisions of the Stock Option Plan with respect to outstanding options will continue to be in effect as long as any such option remains outstanding. Options are not transferable or assignable. The Company does not provide any financial assistance to facilitate the purchase of shares of Class A common stock under the Stock Option Plan.
In the event of certain change of control transactions, our board of directors has the right to provide for the conversion or exchange of any outstanding options into or for options, rights or other securities in any entity participating in or resulting from a change of control, cash or other property. Our board of directors may accelerate the vesting and/or the expiry date of any or all outstanding options to provide that such options are fully vested and conditionally exercisable upon (or prior to) the completion of the change of control, provided the period during which an option is exercisable does not exceed the original date of expiry. In a change of control transaction where all options are settled for an amount (as determined in the sole discretion of our board of directors) of cash or securities, our board of directors may, in its sole discretion, terminate any option for which the exercise price is equal to or exceeds the per share value of the consideration to be paid in the change of control transaction without payment of consideration therefor. If, in connection with a change of control transaction, any options remain outstanding or are substituted, converted or exchanged, then upon a termination of a participant’s employment without cause within two years following such change of control transaction, all the participant’s unvested options will vest, all the participant’s outstanding options with an exercise price less than the fair market value of one share of Class A common stock on the date of termination will be automatically exercised, and all the participant’s other options will be forfeited.
Our board of directors may, in its sole discretion, suspend or terminate the Stock Option Plan at any time, or from time to time, and may amend the Stock Option Plan or any option at any time without the consent of the optionees provided that such amendment must (i) not adversely alter or impair any option previously granted except as permitted by the terms of the Stock Option Plan, (ii) be subject to applicable law and any regulatory approvals including, where required, the approval of the relevant stock exchange and (iii) be subject to Shareholder approval, where required by law, the requirements of the relevant stock exchange, provided however that Shareholder approval must not be required for the following amendments and our board of directors may, subject to applicable stock exchange approval, make any changes which may include but are not limited to:
(a)amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Stock Option Plan;
(b)a change to the provisions of any option governing vesting and the effect of termination of a participant’s employment, contract or office;
(c)the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;
(d)a change to advance the date on which any option may be exercised under the Stock Option Plan; and
(e)an amendment as our board of directors determines in its absolute discretion to be necessary or advisable to comply with applicable law or the requirements of the relevant stock exchange or other regulatory body having authority over the Company, the Stock Option Plan, the participants or the Shareholders.
Notwithstanding the foregoing, no such change or amendment may be made if or to the extent that it would cause an outstanding option held by any participant that is subject to taxation in the United States at the time of a grant (each, a “U.S. Participant”) to cease to be exempt from, or fail to comply with, Section 409A of the United States Internal Revenue Code of 1986, as amended.
For greater certainty, our board of directors is required to obtain Shareholder approval to make the following amendments:
(a)any amendment which reduces the exercise price of any Insider’s option after the options have been granted or any cancellation of an option and the substitution of that option by a new option with a reduced price, except in the case of an adjustment pursuant to a change in capitalization;
(b)any amendment which extends the expiry date of any option beyond the original expiry date, except in case of an extension due to a black-out period;
(c)any increase to the maximum number of shares of Class A common stock issuable from treasury under the Stock Option Plan other than an adjustment pursuant to a change in capitalization;
(d)any change to the eligible participants of the Stock Option Plan;
(e)the method for determining the exercise price of options;
(f)an amendment to the termination provisions of any option; and
(g)any amendment to the amendment provisions of the Stock Option Plan.
Except as specifically provided in an option agreement approved by our board of directors, options granted under the Stock Option Plan are generally not assignable or transferable; however, an optionee may, with the prior approval of our board of directors, transfer options to (i) such optionee’s retirement savings trust, or (ii) registered retirement savings plans or registered retirement income funds of which the optionee is and remains the annuitant.
Options granted to U.S. Participants are subject to additional terms and conditions, as set forth in the Stock Option Plan. Options may be granted under the Stock Option Plan to U.S. Participants either as incentive stock options or as non-qualified options (each as defined in the Stock Option Plan), subject to any applicable restrictions or limitations as provided under the Stock Option Plan and applicable law.
Pursuant to the Stock Option Plan, our board of directors may from time to time, in its discretion and without the approval of the Company’s shareholders, make certain changes to the Stock Option Plan, including amendments of a housekeeping nature and amendments our board of directors determines to be necessary or advisable to comply with the requirements of the relevant stock exchange.
GDH LP Equity Awards
Prior to July 31, 2018 (when we completed our business combination by way of plan of arrangement (the “RTO Transaction”)), GDH LP awarded 30,870,000 B Units in satisfaction of the employee equity commitments made to the Company’s founder employees (“GDH LP B Units”). All such GDH LP B Units were outstanding when issued but were subject to certain vesting and forfeiture terms. All GDH LP B Units have vested as of the date of this filing and were reclassified as LP Units in connection with the Reorganization Transactions. Such LP Units are subject to the following forfeiture conditions:
(a)upon a termination of employment by GDH LP for cause all compensatory LP Units, whether vested or unvested, will be subject to forfeiture;
(b)upon termination without cause or resignation for “good reason,” the unvested compensatory LP Units that would have otherwise vested on the next vesting date shall vest immediately and, thereafter, all vested compensatory LP Units will be exchanged for shares of Class A common stock and all other unvested compensatory LP Units will be forfeited;
(c)upon resignation without “good reason,” all vested compensatory LP Units will be exchanged for shares of Class A common stock and all unvested compensatory LP Units will be forfeited; and
(d)for Profits Interests (described below), upon termination or resignation for any reason, if the Profits Interests are not caught up, they are forfeited regardless of whether vested or unvested.
Compensatory LP Units are subject to “double-trigger” vesting upon a qualifying termination of employment in connection with a change in control of GDH LP. As of May 23, 2025, 10,374,730 of such LP Units were exchanged and 10,711,587 of such LP Units remain issued and exercisable.
In addition, half of each grant of compensatory LP Units (comprising the later-vesting LP Units) (the “Profits Interests”), are subject to certain limitations on distributions and exchange until the Profits Interests are “caught up” in order to qualify as profits interests for United States federal income tax purposes under Revenue Procedures 93-27 and 2001-43. The Profits Interests receive “catch up” allocations with respect to book income which is recognized upon a liquidation or capital event, or when the capital accounts of the GDH LP limited partners are marked to market to reflect the fair market value of GDH LP’s assets, including goodwill. Such “catch up” allocations terminate once the Profits Interests have accumulated capital accounts equal to those of other LP Units.
Upon vesting, each Profits Interest will entitle its holder to receive his or her pro rata share of the distributions of GDH LP on the LP Units unless the distribution represents value predating the issuance of the Profits Interest and there has been insufficient book income to “catch up” the capital account associated with the Profits Interest (the aggregate difference between the amount that would have been distributed had the Profits Interest been fully caught up and the capital accounts of such Profits Interests, the “Catch-Up Shortfall Amount”). Each vested Profits Interest for which sufficient “catch-up” allocations have been made such that the Catch-Up Shortfall Amount is $0 may be exchanged for an equivalent number of shares of Class A common stock (subject to certain timing and eligibility requirements).
Any further grants of equity interests similar to the foregoing would require Shareholder approval in accordance with the policies of the relevant stock exchange.
LTIP
The Company maintains the LTIP, which was originally adopted by our board of directors on May 14, 2021 and was approved by the Company’s disinterested Shareholders at the Company’s annual meeting held on June 29, 2021. The LTIP was amended and restated by our board of directors on May 10, 2024 and approved by the Company’s disinterested Shareholders at the Company’s annual meeting held on June 18, 2024. The LTIP was adopted to promote a further alignment of interests between officers, employees and other eligible service providers and the shareholders of the Company, to associate a portion of the compensation payable to officers, employees and other eligible service providers with the returns achieved by shareholders of the Company and to attract and retain officers, employees and other eligible service providers with the knowledge, experience and expertise required by the Company. Capitalized terms not otherwise defined have the meaning in the LTIP. The following description reflects the LTIP as amended and restated.
Administration
The LTIP is administered by our board of directors. Employees, including employees of an affiliate of the Company, service providers of the Company or an affiliate, and non-employee directors of the Company and managers of the general partner of GDH LP (the “Eligible Persons”) are eligible to participate in the LTIP. As of  May 23, 2025, there are approximately 594 employees, approximately 5 directors and managers, and approximately 2 other service providers eligible to receive awards under the LTIP. In accordance with the terms of the LTIP, the Company, under the authority of our board of directors may approve those Eligible Persons who are entitled to receive Options, SARs, RSUs, PSUs or DSUs, shares of Restricted Stock or such other award as may be permitted under the LTIP (collectively, “Grants”). An Eligible Person to whom a Grant is made and which Grant or a portion thereof remains outstanding is a “Participant” in the LTIP.
The Company does not provide any financial assistance to Eligible Persons.
Shares of Class A common stock Reserved for Issuance Under the LTIP
The maximum number of shares of Class A common stock which may be reserved, set aside and made available for issuance under the LTIP together with all other security-based compensation arrangements of the Company shall be a number equal to 48,290,478 shares of Class A common stock, being 13.9% of the number of issued and outstanding shares calculated after giving effect to the exchange of all issued and outstanding LP Units for shares of Class A common stock in accordance with the terms of the LP Units as of May 23, 2025. Notwithstanding the foregoing, subject to applicable stock exchange rules, the following will not reduce the number of Shares reserved for issuance under the LTIP: (a) a Grant made in assumption of, or in substitution for, an outstanding award previously granted by a company or other business acquired by the Company or with which the Company combines, or a grant made in assumption of, or in substitution for, an outstanding award previously granted by a company or other business acquired by Galaxy or with which Galaxy combines (a “Substitute Grant”); provided, however, that in no event will a Substitute Grant mean an award made in connection with the cancellation and re-pricing of an Option or SAR and shares issuable under a shareholder approved plan of a company or other entity which was a party to a corporate transaction with the Company (as appropriately adjusted to reflect such corporate transaction), including for greater certainty, security-based compensation assumed in the context of an acquisition pursuant to subsection 611(f) of the TSX Company Manual or any similar stock exchange rule and (b) inducement arrangements pursuant to subsection 613(c) of the TSX Company Manual or any similar stock exchange rule.
As of May 23, 2025, the Company had 5,994,100 options outstanding under the Stock Option Plan (as described above). Before the approval of any new grants under the LTIP, a total of 42,296,378 shares of Class A common stock, representing 31.6% of the total number of issued and outstanding shares of Class A common stock of the Company or 12.2% of the Fully Exchanged Share Capital were available for issuance under the LTIP. As of May 23, 2025, the Company has 30,248,478 total outstanding shares of Class A common stock and 18,042,000 shares available for issuance under the LTIP.
Transferability of Grants under the LTIP
Unless otherwise provided in the LTIP or in the applicable agreement between the Company and a Participant evidencing a Grant and setting out the terms under which such Grant is made, together with such schedules, amendments, deletions or changes thereto as are permitted under the LTIP (a “Grant Agreement”), no Grant, and no rights or interests therein, will or may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by a Participant other than by testamentary disposition by the Participant or the laws of intestate succession. No such interest will be subject to execution, attachment or similar legal process including without limitation seizure for the payment of the Participant’s debts, judgments, alimony or separate maintenance.

Amendments to the LTIP
The LTIP and any Grant made pursuant to the LTIP may be amended, modified or terminated by our board of directors without approval of shareholders, provided that no amendment to the LTIP or Grants made pursuant to the LTIP may be made without the consent of a Participant if it adversely alters or impairs the rights of the Participant in respect of any Grant previously granted to such Participant under the LTIP, except that Participant consent is not required where the amendment is required for purposes of compliance with Applicable Law. For greater certainty, the LTIP may not be amended without shareholder approval in accordance with the requirements of the relevant stock exchange to do any of the following:
(a)increase in the maximum number of Shares issuable pursuant to the LTIP;
(b)effect any re-pricing of previously Underwater (as defined below) Options, SARs or similar awards by (i) amending or modifying the terms of the Option or SAR to lower the Exercise Price or the Base Price (as applicable), except as set forth in Section 5 of the LTIP; (ii) cancelling Underwater Options, SARs or similar awards by granting either (A) replacement Options, SARs or similar awards having a lower Exercise Price or (B) Restricted Shares, RSUs or other Share-based awards in exchange for such Underwater Option, SAR or similar award or (iii) cancelling or repurchasing Underwater Options, SARs or similar awards for cash or other securities.
(c)amend the maximum term of the Options to a date more than ten years from the Grant Date;
(d)extend the maximum term of any Grant made under the LTIP for Insiders, except pursuant to Section 9.7 or 10.11 of the LTIP;
(e)amend the assignment provisions contained in Section 7.10 of the LTIP;
(f)amend the transferability provisions contained in Section 7.11 of the LTIP;
(g)amend the limitations on the eligibility of Eligible Directors with respect to Grants as set forth in Section 3.4 and Part V of the LTIP, including, without limitation, the Annual Director Limit (as defined below); or
(h)amend or delete any of (a) through (g) or grant additional powers to our board of directors to amend the LTIP or entitlements without shareholder approval.
Further, shareholder approval is not required for the following amendments and our board of directors may make the following changes without disinterested shareholder approval, subject to any regulatory approvals including, where required, the approval of any relevant stock exchange:
(i)amendments of a “housekeeping” nature;
(j)a change to the Vesting provisions of any Grants; or
(k)change to the termination provisions of any Grant that does not entail an extension beyond the original term of the Grant.
Notwithstanding anything to the contrary in the LTIP, our board of directors may amend the LTIP, or create sub-plans, in such manner as may be necessary to enable the LTIP to achieve its stated purposes in any jurisdiction in a tax-efficient manner and in compliance with local rules and regulations.
Change of Control/Cessation of Employment
Subject to the terms of a Participant’s written offer letter, employment agreement or contract for services with us or an Affiliate, if applicable, and any modifications contained in the relevant Grant Agreement, in the event a Participant experiences a termination of their employment or term of office or service with us (a “Termination”):

Event	Provisions
Death or Disability	As of the date of Termination, any outstanding, non-Vested Options, SARs, Share Units or Restricted Stock granted to such Participant will immediately Vest and automatically be exercised and all outstanding Vested Options, SARs, Share Units or Restricted Stock granted to such Participant will be immediately and automatically exercised or settled (unless, in the case of Options or SARs, the Market Price (as defined below) of the Shares covered by the Option or SAR is equal to or less than the Exercise Price of such Options or SAR, i.e., are “Underwater”), as applicable.

Termination for Cause	As of the date of Termination, all outstanding Options, SARs, Share Units or Restricted Stock granted to such Participant, whether Vested or non-Vested, will be forfeited and be of no further force or effect whatsoever and such Participant will no longer be eligible for a grant of Options, SARs, Share Units or Restricted Stock.

Resignation without Good Reason	As of the date of Termination, all outstanding, non-Vested Options, SARs, Share Units or Restricted Stock granted to such Participant will be forfeited and be of no further force or effect whatsoever and all outstanding Vested Options, SARs, Share Units or Restricted Stock granted to such Participant will be immediately and automatically exercised or settled, as applicable; provided that, if permitted under Applicable Law, and to the extent applicable, the Participant will have the earlier of 90 days and the remaining term of the Vested Options, or SARs granted to such Participant to exercise, at which date they will be forfeited and be of no further force or effect whatsoever.

Termination without Cause or resignation for Good Reason	As of the date of Termination, (1) all outstanding Vested Options, SARs, Share Units or Restricted Stock granted to such Participant will be immediately exercised or settled, as applicable (unless such Options or SARs are Underwater); provided, however, that, if permitted under Applicable Law, and to the extent applicable, the Participant will have the earlier of 90 days and the remaining term of the Vested Options, or SARs granted to such Participant to exercise, at which date they will be forfeited and be of no further force or effect whatsoever, (2) subject to the Participant’s compliance with the Release Requirement, the tranche of Options, SARs, Share Units or Restricted Stock granted to that Participant that is scheduled to Vest on the next Vesting date will Vest; provided that such next Vesting date is within 6-months of the Participant’s Termination and be immediately and automatically exercised or settled, as applicable (except in the case of Underwater Options or SARs); provided, however, that, if permitted under Applicable Law, and to the extent applicable, the Participant will have the earlier of 90 days and the remaining term of the Options, or SARs, at which date they will be forfeited and be of no further force or effect and (3) all non-Vested Options, SARs, Share Units or Restricted Stock granted to such Participant will be forfeited and be of no further force or effect whatsoever. The Release Requirement will only apply to Grants made on or after June 18, 2024.

Notwithstanding any other provisions of a Participant’s Grant Agreement, employment agreement or consulting agreement, any Options, SARs, Share Units or Restricted Stock granted to a Participant that has not been forfeited, cancelled or expired on the last day of the twelfth month following the Participant ceasing to be in that role will automatically be forfeited.
Grants of DSUs are not subject to the termination provisions set out above.
Change in Control
In the event of a change in control prior to the vesting of a grant, and subject to the terms of a participant’s service agreement and the grant agreement, our board of directors has authority to determine the effect of a change in control on the vesting of awards, provided that (except for contractual rights in existence as of the effective date of the LTIP), any acceleration of vesting or lapse of restrictions in connection with a change in control may occur only if the change in control occurs and either (i) the participant experiences a qualifying termination or (ii) the acquirer does not agree to the assumption, substitution, replacement or continuation of grants subject to the LTIP.
Options
Granting and Vesting of Options:
We may make Grants of an option to purchase one share of Class A common stock to an Eligible Person (each, an “Option”) on such terms and conditions, consistent with the LTIP, as our board of directors determines. Each Grant of Options must specify the maximum number of shares of Class A common stock to be covered by such Options, the Exercise Price, the term of the Options (which must be a maximum of ten years from the Grant Date of the Options), the Vesting period or periods within this period during which the Options or a portion thereof may be exercised by a Participant and any other Vesting conditions.
The Exercise Price for each Share subject to an Option is fixed by our board of directors; provided that, except with respect to the Exercise Price of any Substitute Grant that is an Option, under no circumstances will any Exercise Price be less than one hundred percent (100%) of the closing price per share of Class A common stock on the immediately preceding trading day of the relevant stock exchange (the “Market Price”).
Options included in a Grant Vest in accordance with the terms of any vesting set out in the Grant Agreement.
If the normal expiry date of any Option granted under the LTIP falls within any blackout period or within ten (10) business days following the end of any blackout period, then the expiry date of such Option will be extended to the date that is ten (10) business days following the end of such blackout period.
As of May 23, 2025, under the LTIP, there were 17,244,423 Options outstanding, representing 12.9% of our issued and outstanding shares of Class A common stock or 5.0% of the Fully Exchanged Share Capital.
Stock Appreciation Rights
Granting and Vesting of SARs:
Our board of directors may make Grants of SARs representing the right to receive payment, in cash, Shares of Class A common stock or any combination thereof, as determined by our board of directors, equal to the excess of the Market Price over the base dollar amount used to calculate the amount, if any payable to a Participant with respect to one share of Class A common stock subject to a SAR upon settlement thereof (the “Base Price”) or exercise price, whichever is applicable and otherwise on the terms and conditions and calculated in accordance with, the Grant Agreement and the LTIP. A grant of a SAR may take the form of a SAR that is granted without reference to any related Option (referred to as a “Stand-Alone SAR”) or a SAR attached to an Option, giving the holder, upon vesting of the Option and attached SAR, the right to choose to exercise the SAR or to exercise the Option (referred to as a “Tandem SAR”).
SARs may be granted to Participants on such terms and conditions, consistent with the LTIP, as the Board determines. Tandem SARs may be granted at or after the grant date of the related Options, and each Tandem SAR shall be subject to the same terms and conditions and denominated in the same currency as the Option to which it relates, and such other terms and conditions required by the LTIP with respect to SAR grants. Tandem SARs may be exercised only if and to the extent the Options related thereto are then vested and exercisable and shall be exercised in accordance with such procedures as may be established by our board of directors. Upon the expiry or forfeiture of the Option to which a Tandem SAR is attached, including in connection with a Participant’s termination, such Tandem SAR shall also expire or be forfeited, as the case may be. On the exercise of a Tandem SAR, the related Option shall be cancelled and the Participant shall be entitled to an amount in settlement of such Tandem SAR in cash, shares of Class A common stock or a combination of cash and shares of Class A common stock, as determined by our board of directors with an aggregate value equal to the product of (A) the excess of the Market Price on the date of exercise over the exercise price or Base Price under the Tandem SAR multiplied by (B) the number of SARs exercised or settled.
Stand-Alone SARs shall become vested at such times, in such installments and subject to the terms and conditions of the LTIP as may be determined by our board of directors and set forth in the applicable Grant Agreement. For greater certainty, except as set out in the LTIP, a Grant Agreement in respect of the Stand-Alone SAR, or as otherwise approved by our board of directors, no Stand-Alone SAR granted to a Participant shall vest after the Participant’s termination and any Stand-Alone SARs that are outstanding on the Participant’s date of termination shall be forfeited and cancelled as of such date. Unless our board of directors determines otherwise, Stand-Alone SARs covered by a Grant shall, when and to the extent exercised or settled, be settled by payment in cash of the amount equal to the product of (A) the excess of the Market Price on the date of exercise over the exercise Base Price of the Stand-Alone SAR multiplied by (B) the number of SARs exercised or settled.
As of May 23, 2025, under the LTIP, there were 557,681 SARs outstanding, representing 0.4% of our issued and outstanding shares of Class A common stock or 0.2% of the Fully Exchanged Share Capital.
Share Units (RSUs and PSUs)
Granting and Vesting of Share Units:
Our board of directors may make Grants of either a right to receive one share of Class A common stock or the Market Price, as determined by our board of directors, that generally becomes Vested, if at all, following a period of continuous Employment of the Participant (RSUs), or subject to the attainment of certain Performance Conditions, which may include multipliers or adjustments based on the achievement of any such performance criteria (PSUs) and satisfaction of such other conditions to Vesting, if any, as may be determined by our board of directors as the context requires.
Our board of directors will determine the type of Share Units and Grant Date of the Grant, the number of RSUs or PSUs subject to such Grant, the applicable Vesting conditions and the applicable Vesting Periods.
In all events, unless the Grant Agreement specifies that RSUs and PSUs must be settled through the issuance of shares of Class A common stock, settlement will occur upon or as soon as reasonably practicable following Vesting and, in any event, on or before the earlier of the ninetieth day following the Vesting Date and December 31 of the year in which Vesting occurred. Settlement will be made by the issuance of one Share for each RSU or PSU then being settled, a cash payment equal to the Market Price on the Vesting Date of the RSUs or PSUs being settled in cash or a combination of Shares and cash, all as determined by our board of directors in its discretion.
Settlement of any RSU or PSU scheduled to settle within a blackout period is postponed until the end of such period and the Market Price for any cash settlement will be determined as of that date.
As of May 23, 2025, under the LTIP, there were 6,705,442 Share Units outstanding, representing 5.0% of our issued and outstanding shares of Class A common stock or 1.9% of the Fully Exchanged Share Capital.

Restricted Stock
Granting and Vesting:
Grants of Restricted Stock shall be subject to such restrictions as our board of directors shall specify, which may be based on the passage of time or the satisfaction of performance conditions or the occurrence of one or more events or conditions, and shall lapse separately or in combination upon satisfaction of such conditions and at such time or times, in installments or otherwise.
Grants of Restricted Stock shall be forfeited if the applicable restriction does not lapse prior to such date or the occurrence of such event or the satisfaction of such other criteria as is specified in the Grant Agreement. Further, subject to the terms of the LTIP or unless expressly provided for in the Grant Agreement, any Restricted Stock held by the Participant at the time of the Participant’s Termination shall be forfeited by the Participant to the Company.
Non-Treasury Plan
We currently maintain a Non-Treasury Share Unit Plan which provides that our board of directors may designate a committee from time to time, in its discretion, to grant to directors, managers or an individual employed by us or any affiliate of ours, including a service provider, a right, to receive the market value of one share of Class A common stock that generally becomes vested, subject to the attainment of certain performance conditions or a right to receive the market value of one share of Class A common stock that generally becomes vested, following a period of continuous employment with us or any affiliate. The purpose of the plan is to provide an equity-like grant to employees who are otherwise not currently eligible under applicable law to receive shares of Class A common stock or awards settled in shares of Class A common stock. This provides us with the means to ensure that more employees can be compensated in a way that is connected to our overall success.
Outstanding Equity Awards at 2024 Fiscal Year End
The following table sets forth information concerning outstanding equity awards for the NEOs as of the end of Fiscal 2024. Upon the consummation of the Reorganization Transactions, each outstanding equity award reflected in the table below was equitably adjusted in accordance with the terms of the Reorganization Transactions, the LTIP and the Stock Option Plan. For additional details regarding the treatment of outstanding equity awards held by the

NEOs in connection with the Reorganization Transactions, see “—Compensation Discussion and Analysis—Treatment of Equity Awards in Connection with the Reorganization Transactions” above.

	Option Awards						Stock Awards
Name	Grant Date	Numbers of Securities Underlying Unexercised Options (#) Exercisable	Numbers of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price($)	Option Expiration Date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)(1)
Michael Novogratz	03/27/2024						300,000	(2)	5,210,230
Alex Ioffe	3/29/2023	198,000	402,000	(3)	4.83	3/29/2028
	5/27/2021						68,750	(4)	1,194,011
	4/1/2022						80,515	(5)	1,398,339
	3/29/2023						48,971	(6)	850,501
	3/27/2024						45,000	(7)	781,535
Christopher Ferraro	3/29/2023	330,000	670,000	(8)	4.83	3/29/2028
	5/27/2021						329,120	(9)	5,715,970
	4/1/2022						551,930	(10)	9,585,608
	3/29/2023						114,267	(11)	1,984,525
	3/27/2024		81,319	(12)	9.63	3/27/2029
	3/27/2024						180,000	(13)	3,126,138
Erin Brown	3/29/2023	330,000	670,000	(14)	4.83	3/29/2028
	4/1/2022						55,995	(15)	972,849
	3/29/2023						139,677	(16)	2,425,831
	3/27/2024		162,637	(17)	9.63	3/27/2029
	3/27/2024						111,000	(18)	1,927,785
Andrew Siegel	5/27/2021						7,097	(19)	123,257
	4/1/2022						26,619	(20)	462,304
	3/29/2023						48,971	(21)	850,501
	3/27/2024						54,000	(22)	937,841
__________________
(1)The closing market price of GDHL’s ordinary shares on the TSX on December 31, 2024 was C$24.99 or USD $17.38 (the “FYE Closing Stock Price”) and the exercise price of the stock options were also reflected in CAD as of that date. USD values were calculated based on the Bank of Canada CAD to USD FX conversion ratio as of December 31, 2024, which was 0.695:1.
(2)99,000 of the RSUs vested on March 1, 2025, 99,000 are scheduled to vest on March 1, 2026 and 102,000 are scheduled to vest on March 1, 2027.
(3)Pursuant to the terms of the Ioffe Separation Agreement, (i) 198,000 options vested on March 1, 2025, (ii) 198,000 options remain outstanding and eligible to vest upon satisfaction of the conditions for acceleration contained in the Ioffe Separation Agreement and (iii) 204,000 will be cancelled and forfeited for no consideration as of the Ioffe Separation Date.
(4)68,750 RSUs vested on March 1, 2025.
(5)80,515 RSUs vested on March 1, 2025.
(6)24,120 RSUs vested on March 1, 2025 and 24,851 RSUs are scheduled to vest on March 1, 2026 upon satisfaction of the conditions for acceleration contained in the Ioffe Separation Agreement.
(7)14,850 RSUs vested on March 1, 2025, 14,850 are scheduled to vest on March 1, 2026 and 15,300 are scheduled to vest on March 1, 2027, in each case upon satisfaction of the conditions for acceleration contained in the Ioffe Separation Agreement.
(8)330,000 options vested on March 1, 2025 and 340,000 options are scheduled to vest on March 1, 2026.
(9)329,120 RSUs vested on March 1, 2025.
(10)551,930 RSUs vested on March 1, 2025.
(11)56,280 RSUs vested on March 1, 2025 and 57,987 are scheduled to vest on March 1, 2026.
(12)26,835 options vested on March 1, 2025, 26,835 are scheduled to vest on March 2026 and 27,649 are scheduled to vest on March 1, 2027.
(13)59,400 RSUs vested on March 1, 2025, 59,400 are scheduled to vest on March 1, 2026 and 61,200 are scheduled to vest on March 1, 2027.
(14)330,000 options vested on March 1, 2025 and 340,000 options are scheduled to vest on March 1, 2026.
(15)55,995 RSUs vested on March 1, 2025.

(16)68,796 RSUs vested on March 1, 2025 and 70,881 are scheduled to vest on March 1, 2026.
(17)53,670 options vested on March 1, 2025, 53,670 are scheduled to vest on March 1, 2026 and 55,297 will vest on March 1, 2027.
(18)36,630 RSUs vested on March 1, 2025, 36,630 are scheduled to vest on March 1, 2026 and 37,740 are scheduled to vest on March 1, 2027.
(19)7,097 RSUs vested on March 1, 2025.
(20)26,619 RSUs vested on March 1, 2025.
(21)24,120 RSUs vested on March 1, 2025 and 24,851 are scheduled to vest on March 1, 2026.
(22)17,820 RSUs vested on March 1, 2025, 17,820 will vest on March 1, 2026 and 18,360 will vest on March 1, 2027.
Option Exercises and Stock Vested
The following table sets forth information concerning stock options exercised and stock awards vested for our NEOs during our fiscal year ended December 31, 2024.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#) (1)	Value Realized on Vesting ($) (2)
Michael Novogratz	—	—	—	—
Alex Ioffe	—	—	99,685	988,624
Christopher Ferraro	—	—	412,099	4,086,982
Erin Brown	—	—	72,070	714,753
	—	—	93,500	953,718
Andrew Siegel	535,000	6,627,541	39,012	386,901
__________________
(1)For Mr. Ioffe, Mr. Ferraro and Mr. Siegel, shares acquired upon vesting represent the number of RSUs acquired upon vesting in March 2024. For Ms. Brown, shares acquired upon vesting represent the number of RSUs acquired upon vesting in March and June 2024.
(2)Represents the value on the applicable vesting date according to the FYE Closing Stock Price and converted into USD based on the Bank of Canada C$ to USD FX conversion ratio.
Potential Payments upon Termination or Change in Control
Our NEOs are entitled to certain payments and benefits upon certain qualifying terminations of employment or in connection with a change in control.
Michael Novogratz
Assuming Mr. Novogratz was terminated on the last business day of the most recently completed fiscal year, he would receive the following estimated payments:
•Termination without cause or for good reason: accrued and unpaid base salary and vacation earned through the date of termination and, subject to Mr. Novogratz’s compliance with the Release Requirement, (i) payment of Mr. Novogratz’s base salary ($500,000 in 2024) for a period of twelve months following the date of termination and (ii) $1,719,437, because, under the LTIP, the tranche of RSUs and Options scheduled to vest at the next vesting date that is within 6 months of his termination would automatically vest. This amount represents the acceleration of 99,000 RSUs scheduled to vest through March 1, 2025.
•Termination without cause or for good reason within two years following a change of control, or termination due to death or disability: (i) upon termination without cause or for good reason, payment of Mr. Novogratz’s base salary ($500,000 in 2024) for a period of twelve months following the date of termination and subject to Mr. Novogratz’s compliance with the Release Requirement and (ii) $5,210,230, because, generally, under the terms of the LTIP if an employee is terminated within two years following a change of control transaction without cause or for good reason, or upon termination due to death or disability, then all the employee’s unvested equity awards will vest (provided, that, the treatment described with respect to a qualifying termination within two years following a change in control only applies to RSUs which remain outstanding following the change of control or were otherwise substituted, converted or exchanged in connection with the change of control). This amount represents the acceleration of 300,000 RSUs scheduled to vest through March 1, 2027.

•Termination for any other reason: Accrued and unpaid base salary through the date of termination ($500,000 in 2024).
Alex Ioffe
As explained above, effective as of January 1, 2025, Mr. Ioffe is no longer the CFO of Galaxy and will remain employed as Senior Adviser until the Ioffe Separation Date.
Pursuant to the terms of the Ioffe Separation Agreement, in the event his service terminates for any reason other than a Bad Leaver termination, Mr. Ioffe will receive the following:
•$700,000 in a lump sum payment.
•The portion of the Ioffe 2023 Option Award (as defined below) which is vested and outstanding as of the Ioffe Separation Date shall remain exercisable until the earlier of (i) the 12 month anniversary of the Ioffe Separation Date and (ii) the original expiration date of the term of the Ioffe 2023 Option Award, in each case, excluding a Bad Leaver Termination.
•The Ioffe 2023 RSU Award Third Tranche (as defined below) shall vest on the Second Effective Date (as defined in the Ioffe Separation Agreement).
•The Ioffe 2024 RSU Award Second Tranche and the Ioffe 2024 RSU Award Third Tranche (each as defined below), in each case, and in the aggregate, shall vest on the Second Effective Date (as defined in the Ioffe Separation Agreement).
•Up to three months of fully-paid COBRA.
•Waiver of his post-employment non-competition covenant.
Additionally, the Ioffe Separation Agreement clarifies the treatment of his equity awards in connection with his separation, as follows:
•Of Mr. Ioffe’s RSU award covering 275,000 RSUs granted on May 27, 2021, 206,250 RSUs had previously vested and settled as of the date of the Ioffe Separation Agreement. The remaining 68,750 RSUs vested on the scheduled vesting date of March 1, 2025.
•Of Mr. Ioffe’s RSU award covering 20,652 RSUs granted on April 1, 2022, 13,630 RSUs had previously vested and settled as of the Ioffe Transition Date. The remaining 7,022 RSUs vested on the scheduled vesting date of March 1, 2025.
•Of Mr. Ioffe’s RSU award covering 73,493 RSUs granted on April 1, 2022, 73,493 RSUs were unvested as of the Ioffe Transition Date and vested on the scheduled vesting date of March 1, 2025.
•With respect to Mr. Ioffe’s option grant covering 600,000 of GHDL’s ordinary shares granted on March 29, 2023 (the “Ioffe 2023 Option Award”), 198,000 options were previously vested as of the date of the Ioffe Separation Agreement and remain outstanding and exercisable. The second tranche of 198,000 options vested on the scheduled vesting date of March 1, 2025. The third tranche of 204,000 options will be cancelled and forfeited in its entirety on the Ioffe Separation Date.
•Of Mr. Ioffe’s RSU award covering 73,091 RSUs granted on March 29, 2023, 24,120 RSUs had previously vested and settled as of the date of the Ioffe Separation Agreement. The second tranche of 24,120 RSUs vested on the scheduled vesting date of March 1, 2025. Except as otherwise noted above, the third tranche of 24,851 RSUs (the “Ioffe 2023 RSU Award Third Tranche”) will be cancelled and forfeited in its entirety on the Ioffe Separation Date.
•Of Mr. Ioffe’s RSU award covering 45,000 RSUs granted on March 27, 2024, the first tranche of 14,850 vested on the scheduled vesting date of March 1, 2025. Except as otherwise noted above, the second tranche of 14,850 RSUs (the “Ioffe 2024 RSU Award Second Tranche”) and the third tranche of 15,300

RSUs (the “Ioffe 2024 RSU Award Third Tranche”) will be cancelled and forfeited in its entirety on the Ioffe Separation Date.
Christopher Ferraro
Assuming Mr. Ferraro was terminated on the last business day of the most recently completed fiscal year, he would receive the following estimated payments, which are under the terms of the LTIP, with the value of acceleration of equity award vesting based on the FYE Closing Stock Price:
•Termination without cause or for good reason: subject to Mr. Ferraro’s compliance with the Release Requirement, $21,708,868 because, under the LTIP, the tranche of RSUs and Options scheduled to vest on the next vesting date will automatically vest provided that such next vesting date is within 6 months of his termination. This amount represents the acceleration of 996,730 RSUs and 356,835 Options scheduled to vest on March 1, 2025.
•Termination without cause or for good reason within two years following a change of control, or termination due to death or disability: $29,557,009, because, generally, under the terms of the LTIP if an employee is terminated within two years following a change of control transaction without cause or for good reason, or upon termination due to death or disability, then all the employee’s unvested equity awards will vest (provided, that, the treatment described with respect to a qualifying termination within two years following a change in control only applies to Options or RSUs which remain outstanding following the change of control or were otherwise substituted, converted or exchanged in connection with the change of control). This amount represents the acceleration of 1,175,317 RSUs and 751,309 Options scheduled to vest through March 1, 2027.
Erin Brown
Assuming Ms. Brown was terminated on the last business day of the most recently completed fiscal year, she would receive the following, which are under the terms of her offer letter or the LTIP, with the value of acceleration of equity award vesting based on the FYE Closing Stock Price.
•Termination other than for cause or other than by Ms. Brown without good reason: subject to Ms. Brown’s compliance with the Release Requirement, $7,616,725, because, under the LTIP, the tranche of RSUs and Options scheduled to vest on the next vesting date will automatically vest provided that such next vesting date is within 6 months of her termination. This amount represents the acceleration of 161,421 RSUs and 383,670 Options scheduled to vest on March 1, 2025. In addition, under her offer letter, Ms. Brown would be entitled to cash severance (upon her compliance with the Release Requirement) in an amount equal to her salary for the remainder of the calendar year, which would be $0 as of the last day of fiscal year 2024, plus 50% of Ms. Brown’s 2024 annual base salary in the amount of $200,000.
•Termination without cause or for good reason within two years following a change of control, or termination due to death or disability: in addition to any cash severance payable above (in connection with a termination other than for cause or other than by Ms. Brown without good reason), $15,322,481, because, generally, under the terms of the LTIP, if an employee is terminated within two years following a change of control transaction without cause or for good reason, or upon termination due to death or disability, then all the employee’s unvested equity awards will vest (provided, that, the treatment described with respect to a qualifying termination within two years following a change in control only applies to Options or RSUs which remain outstanding following the Change in Control or were otherwise substituted, converted or exchanged in connection with the Change in Control). This amount represents the acceleration of 306,672 RSUs and 832,637 Options scheduled to vest through March 1, 2027.
Andrew Siegel
Assuming Mr. Siegel was terminated on the last business day of the most recently completed fiscal year, he would receive the following, which are under the terms of his offer letter or the LTIP, with the value of acceleration of equity award vesting based on the FYE Closing Stock Price:

•Termination other than by our affiliate for cause or Mr. Siegel without good reason: subject to Mr. Siegel’s compliance with the Release Requirement, $1,313,951, because, under the LTIP, the tranche of RSUs and Options scheduled to vest at the next vesting date that is within 6 months of his termination would automatically vest. This amount represents the acceleration of 75,656 RSUs scheduled to vest through March 1, 2025. In addition, under his offer letter, Mr. Siegel would be entitled to cash severance in an amount equal to his salary, paid in installments for a period equal to the duration of the period for which the Company elects to enforce non-competition provisions in his employment agreement (up to a maximum of 12 months).
•Termination without cause or for good reason within two years following a change of control or upon termination due to death or disability: in addition to any cash severance payable above, $2,373,902, because, generally, under the terms of the LTIP, if an employee is terminated without cause or for good reason within two years following a change of control transaction without cause or with good reason (or is terminated due to death or disability), then all the employee’s unvested equity awards will vest. This amount represents the acceleration of 136,687 RSUs scheduled to vest through March 1, 2027.
•In addition, under his offer letter, to the extent the Company elects to enforce his non-competition provisions contained therein, Mr. Siegel would be entitled to 1/12th his base salary for each 30 day period during the post-employment non-competition period (up to 12 months), paid in monthly installments during such period.
The following table sets forth the estimated value of the acceleration of unvested equity awards held by each of our NEOs assuming a qualifying termination as described above, assuming that such termination occurred on December 31, 2024 and within two years following a change of control.

Name	Value of accelerated options upon qualifying termination after change of control ($)(1)	Value of accelerated GDH LP B Units and Restricted Stock or Units upon qualifying termination after change of control ($)(1)
Michael Novogratz	—	5,210,230
Alex Ioffe(2)	2,509,917	3,269,159
Christopher Ferraro	9,144,769	20,412,240
Erin Brown(3)	9,796,375	5,326,106
Andrew Siegel	—	2,373,902
__________________
(1)The closing market price of GDHL’s ordinary shares on the TSX on December 29, 2024 was C$24.99 or $17.37.
(2)Represents amounts agreed in the Ioffe Separation Agreement.
(3)Ms. Brown would also be eligible for certain severance payments as discussed above.
Compensation of our Directors
The Compensation Committee is responsible, and prior to the consummation of the Reorganization Transactions, the CCGN Committee was responsible, for reviewing and recommending for board of directors approval, the remuneration (fees and/or retainer) to be paid, and the benefits to be provided, to members of our board of directors. Our director compensation is designed to attract and retain highly qualified directors with diverse experience. It appropriately values the time commitment required of our directors and recognizes the complex nature of our business and the requisite skills and experience represented among our directors. We do not pay fees for attendance at meetings, as attendance is expected.
After consideration of the key objectives of director compensation, the CCGN Committee considered and approved the director compensation in connection with the establishment of our board of directors after July 31, 2018 when we completed the RTO Transaction.

NEOs who also act as our directors do not receive any additional compensation for services rendered in such capacity, other than as paid by us to such NEO in their capacity as executive officers. Non-independent directors who are senior advisors also do not receive any additional compensation.
The CCGN Committee engaged Semler Brossy in 2022 to provide a board of directors compensation market assessment. In this assessment, Semler Brossy provided information on director pay practices across the three primary reference groups mentioned above along with larger companies that the Company competes with for additional reference. The assessment was used to inform our understanding of our director compensation program’s external competitiveness. The CCGN Committee referenced the Semler Brossy study again in 2024 and recommended an increase in the total value of DSUs granted to each director from $100,000 to $150,000 per year, which was subsequently approved by our board of directors.
In 2024, each independent and non-employee director received an annual cash retainer of $50,000 and $150,000 in DSUs (which were granted on August 2, 2024 and vest on June 15, 2025). The Lead Director received an additional $20,000 annual cash retainer. In light of the added time and responsibilities and independent market review, the Chair of the Audit Committee received an additional $20,000 annual cash retainer and the Chair of the CCGN Committee received an additional $10,000 annual cash retainer.
In 2025, Semler Brossy provided the CCGN Committee with an updated board pay assessment, which was used to determine board compensation on a go-forward basis. For 2025, each independent and non-employee director will receive an annual cash retainer of $75,000 and $150,000 in DSUs. The Lead Director will receive an additional $20,000 annual cash retainer. In light of the added time and responsibilities and independent market review, the Chair of the Audit Committee will receive an additional $25,000 annual cash retainer and the Chair of the Compensation Committee will receive an additional $20,000 annual cash retainer. Following the Company’s listing on the Nasdaq, a separate nominating and corporate governance committee of our board of directors (the “NomGov Committee”) was created, with the chair receiving an additional $10,000 annual cash retainer. Non-chair members of the Audit Committee, Compensation Committee and the NomGov Committee, if applicable, will receive additional annual cash retainers of $12,500, $10,000 and $5,000, respectively. New members of our board of directors will receive a one-time grant of $300,000 in DSUs upon joining our board of directors, which will vest pro-rata over three years.
No additional fees are paid to any non-employee director who serves as both our director and a director of GDH GP and we will continue to reimburse directors for their reasonable out-of-pocket expenses in connection with attendance at board meetings or related to conducting business on our behalf. DSUs granted as compensation are subject to vesting and, to the extent any dividends are paid on Company shares, can receive dividend equivalents in the form of additional DSUs subject to the same vesting terms as the underlying DSUs, without voting rights. DSUs are subject to a grant agreement and the LTIP. The goal of granting DSUs, both the initial grant and the annual grant, continues to be to increase each independent and non-employee director’s ownership in the Company to encourage long-term focus. Cash payments are made on a quarterly basis in arrears, although independent and non-employee directors may elect, subject to, and in accordance with, the terms of the LTIP and any applicable Company stock ownership guidelines, to receive a portion of their cash compensation (but no less than 50%) in the form of fully vested DSUs and any related dividend equivalents in respect of such elected DSUs are similarly fully vested.
Each year, the Compensation Committee is responsible for reviewing and making recommendations to our board of directors regarding non-employee director compensation. The Compensation Committee intends to annually review non-employee director compensation to ensure that it is consistent with market practice and aligns the directors’ interests with those of long-term stockholders.

The following table sets forth information concerning the compensation earned by each of our non-employee directors during the fiscal year ended December 31, 2024.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Bill Koutsouras(2)	90,000	149,867	—	—	—	—	239,867
Damien Vanderwilt(3)	—	—	—	—	—	—	—
Dominic Docherty	50,000	149,867	—	—	—	—	199,867
Rich Tavoso	60,000	149,867	—	—	—	—	209,867
Jane Dietze	50,000	149,867	—	—	—	—	199,867
Michael Daffey(4)	—	—	—	—	—	—	—
__________________
(1)The amount reported in this column represents the grant date fair value of 14,719 DSUs granted to each of the directors on August 2, 2024. The grant date fair value was calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used in calculating such grant date fair value are set forth in the notes to GDH LP’s audited consolidated financial statements included elsewhere in this prospectus. Rhonda Adams-Medina, a director nominee, received the same stock award (14,719 DSUs) and a cash fee ($50,000) in 2024 for her service on the Board of Managers of Galaxy Digital Holdings GP LLC. As of the end of Fiscal 2024, Messrs. Koutsouras, Tavoso and Docherty held 57,467 DSUs and Ms. Dietze held 74,645 DSUs.
(2)As of the end of Fiscal 2024, Mr. Koutsouras held 100,000 options and Mr. Docherty held 150,000 options, all of which vested in 2021.
(3)As of the end of Fiscal 2024, Mr. Vanderwilt held 3,634,000 options, which were granted to him from 2020 through 2023, prior to him becoming a member of the board. All of Mr. Vanderwilt’s options are vested and are exercisable until December 3, 2025.
(4)In Fiscal 2021, but prior to becoming a member of the board, Mr. Daffey received 1,500,000 RSUs and 500,000 options under our LTIP in connection with certain consulting services. All of Mr. Daffey’s options are vested and exercisable until May 27, 2026. See “Certain Relationships and Related Party Transactions—Other Transactions with Related Parties.”
DSUs
Granting and Vesting of DSUs
Our board of directors may award DSUs under the LTIP to eligible directors as our board of directors deems advisable to provide the eligible director with appropriate equity-based compensation for the services he or she renders to us. The maximum number of DSUs that our board of directors may award to an eligible director in any fiscal year may not exceed a total value of $150,000 based on the Market Price on the grant date, excluding any annual retainer fees paid to such eligible director in the same fiscal year for service as a director, service on a board of directors committee, chairing a board of directors committee, or service as the lead director of our board of directors (such limit, the “Annual Director Limit”). The Annual Director Limit does not apply to (i) any one-time initial grant of DSUs to an eligible director upon joining our board of directors or (ii) any DSUs granted at the election of an Eligible Director in lieu of retainer fees payable to such eligible director.
An eligible director may elect to receive their Annual Remuneration in the form of a unit credited by us to the eligible director by way of a bookkeeping entry in our books, the value of which at any particular date will be the Market Price (as calculated in accordance with the terms of the LTIP) at that date.
A person who is an eligible director may elect to receive a percentage of their Annual Remuneration for the year in which the LTIP becomes effective and, for subsequent years, in DSUs, cash or combination of DSUs and cash, subject, for eligible directors who are U.S. taxpayers, to comply with applicable U.S. tax law. Unless otherwise determined by our board of directors, no less than fifty percent of the annual remuneration will be in the form of DSUs.
DSUs elected by an eligible director will be credited to the eligible director’s Account in respect of Annual Remuneration earned in a quarter as of the applicable valuation date which, unless otherwise determined by our board of directors, will be the last day of the quarter in which such Annual Remuneration was earned.

The number of DSUs (including fractional DSUs) to be credited to an eligible director’s Account as of a particular valuation date will be determined by dividing the portion of that eligible director’s Annual Remuneration for the applicable quarter to be satisfied by DSUs by the Market Price on the particular valuation date.
DSUs will be fully vested upon being credited to an eligible director’s Account and the eligible director’s entitlement to payment of such DSUs at their Termination Date will not thereafter be subject to satisfaction of any requirements as to any minimum period of employment or performance.
As of May 23, 2025, there were 304,513 DSUs outstanding.
Redemption of DSUs
An eligible director may elect up to two separate dates as of which either a portion or all of the DSUs credited to the eligible director’s Account will be redeemed (each such date, an “Entitlement Date”) by filing one or two irrevocable written redemption elections with the Secretary of the Company prior to the Entitlement Date. The Entitlement Date of an eligible director who is a US taxpayer is the first trading day that is more than six months after their Termination Date, and all vested DSUs will be redeemed and settled as soon as practicable after such date (and in any event by December 31 of the calendar year that includes the Entitlement Date). No Entitlement Date elected by an eligible director will be before the eligible director’s Termination Date or later than December 15 of the calendar year following the year in which the eligible director’s Termination Date occurs.
Where an eligible director applies does not elect a particular date or dates within the permissible period set out above as their Entitlement Date or Entitlement Dates, as the case may be, there will be a single Entitlement Date for such eligible director, which will be December 15 of the year following the year in which the eligible director’s Termination Date occurs.
Our board of directors or its delegate will determine, in its sole discretion, the form of consideration to be provided to an eligible director upon the redemption of DSUs, which will consist of (i) a number of Shares through either issuance from treasury or purchase on the open market equal in number to the DSUs that are being settled as of the Entitlement Date, (ii) a cash payment that is equal to the Market Price of the DSUs that are being redeemed as of the Entitlement Date applicable to such DSUs, or (iii) a combination thereof, in each case net of any applicable withholding taxes and other required source deductions.
Transferability of DSUs
Rights of eligible directors respecting DSUs and other benefits under the LTIP will not be transferable or assignable other than by will or the laws of descent and distribution.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth information regarding the beneficial ownership of our common stock as of May 23, 2025, before and after this offering, by:
•each of the selling stockholders, who are GGI (an entity controlled by our Founder) and certain of our directors and executive officers;
•each person or group whom we know to own beneficially more than 5% of our capital stock;
•each of our directors and named executive officers individually; and
•all of our directors and executive officers as a group.
In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of May 23, 2025 (and for the avoidance of doubt, excludes any options, RSUs and DSUs held by such individuals that have not vested and will not vest within 60 days of such date). In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of May 23, 2025. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. In addition, in accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to those securities. Unless otherwise indicated, the address for each listed stockholder is: c/o 300 Vesey Street, New York, NY, 10282. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.
The following table assumes the underwriters’ option to purchase additional shares is not exercised.

	Class A common stock beneficially owned on a fully exchanged and converted basis(1)					Class B common stock beneficially owned(1)				Combined common stock owned after this offering(2)
	Before this offering		Shares offered	After this offering		Before this offering		After this offering
Name of beneficial owner	Number	Percentage	Number	Number	Percentage	Number	Percentage	Number	Percentage	Percentage
Galaxy Group Investments LLC(3)	202,346,000	58.34%	3,372,875	198,973,125	53.28%	202,346,000	94.95%	198,973,125	95.54%	53.28%
FMR LLC(4)	18,692,754	5.39%	—	18,692,754	5.07%	—	—%	—	—%	5.07%
Directors and Named Executive Officers
Michael Novogratz(5)	202,915,257	58.51%	3,372,875	199,542,382	53.44%	202,346,000	94.95%	198,973,125	95.54%	53.44%
Michael Daffey(6)	2,000,000	*	—	2,000,000	*	—	—%	—	—%	*
Bill Koutsouras(7)	100,000	*	—	100,000	*	—	—%	—	—%	*
Rhonda Adams-Medina(8)	150,000	*	—	150,000	*	—	—%	—	—%	*
Jane Dietze	—	—%	—	—	—%	—	—%	—	—%	—%
Richard Tavoso(9)	575,000	*	—	575,000	*	—	—%	—	—%	*
Anthony Paquette	—	—%	—	—	—%	—	—%	—	—%	—%
Christopher Ferraro(10)	6,515,722	1.87%	1,250,000	5,265,722	1.41%	4,661,001	2.19%	3,411,001	1.64%	1.41%
Erin Brown(11)	867,626	*	353,956	513,670	*	—	—%	—	—%	*
Andrew Siegel(12)	619,680	*	223,169	396,511	*	223,169	*	—	—%	*
All directors and executive officers as a group (10 persons)	213,745,285	61.27%	5,200,000	208,543,285	55.85%	207,230,170	97.24%	202,384,126	97.18%	55.85%
__________________
*Less than 1%
(1)Subject to the terms of the Amended LP Agreement, LP Units are redeemable or exchangeable for shares of our Class A common stock on a one-for-one basis. Shares of Class B common stock will be cancelled on a one-for-one basis if we redeem or exchange LP Units pursuant to the terms of the Amended LP Agreement. Immediately prior to the completion of this offering, certain of the selling stockholders who are also limited partners of GDH LP will redeem a certain number of LP Units for shares of Class A common stock on a one-for-one-basis in connection with such selling stockholders’ offer and sale of Class A common stock in this offering, and a corresponding number of shares of Class B common stock will be cancelled in connection therewith.
(2)Represents percentage of voting power of our Class A common stock and our Class B common stock held by such person voting together as a single class. Each holder of Class A common stock and Class B common stock is entitled to one vote per share on all matters submitted to our stockholders for a vote. See “Description of Capital Stock—Common Stock.”
(3)Michael Novogratz is the beneficial owner of all securities held by GGI, Novofam Macro LLC and certain family trusts that he controls. The address of such shareholder is 107 Grand Street, New York, NY 10013.

(4)FMR LLC, as the investment manager, has control or direction over such securities but such securities are owned by accounts managed by the investment manager. The address of such shareholder is 245 Summer Street, Boston, MA, 02210. No natural person or persons has sole or shared voting or investment power with respect to any shares held by FMR LLC.
(5)Represents (i) 569,257 shares of Class A common stock held by Novofam Macro LLC and (ii) 202,346,000 LP units redeemable or exchangeable for an equivalent number of shares of Class A common stock held by Galaxy Group Investments LLC.
(6)Represents (i) 1,500,000 shares of Class A common stock and (ii) 500,000 shares of Class A common stock issuable upon the exercise of options within 60 days of May 23, 2025.
(7)Represents 100,000 shares of Class A common stock.
(8)Represents 150,000 shares of Class A common stock.
(9)Represents 575,000 shares of Class A common stock.
(10)Represents (i) 1,167,886 shares of Class A common stock, (ii) 4,661,001 LP Units redeemable or exchangeable for an equivalent number of shares of Class A common stock and (iii) 686,835 shares of Class A common stock issuable upon the exercise of options within 60 days of May 23, 2025.
(11)Represents (i) 153,956 shares of Class A common stock and (ii) 713,670 shares of Class A common stock upon the exercise of options within 60 days of May 23, 2025.
(12)Represents (i) 396,511 shares of Class A common stock and (ii) 223,169 LP units redeemable or exchangeable for an equivalent number of shares of Class A common stock.
The following table assumes the underwriters’ option to purchase additional shares is exercised in full.

	Class A common stock beneficially owned on a fully exchanged and converted basis(1)					Class B common stock beneficially owned(1)				Combined common stock owned after this offering(2)
Name of beneficial owner	Before this offering		Shares offered	After this offering		Before this offering		After this offering
	Number	Percentage	Number	Number	Percentage	Number	Percentage	Number	Percentage	Percentage
Galaxy Group Investments LLC(3)	202,346,000	58.34%	8,112,875	194,233,125	52.01%	202,346,000	94.95%	194,233,125	95.43%	52.01%
FMR LLC(4)	18,692,754	5.39%	—	18,692,754	5.07%	—	—%	—	—%	5.07%
Directors and Named Executive Officers
Michael Novogratz(5)	202,915,257	58.51%	8,112.875	194,802,382	52.17%	202,346,000	94.95%	194,233,125	95.43%	52.17%
Michael Daffey(6)	2,000,000	*	—	2,000,000	*	—	—%	—	—%	*
Bill Koutsouras(7)	100,000	*	—	100,000	*	—	—%	—	—%	*
Rhonda Adams-Medina(8)	150,000	*	—	150,000	*	—	—%	—	—%	*
Jane Dietze	—	—%	—	—	—%	—	—%	—	—%	—%
Richard Tavoso(9)	575,000	*	—	575,000	*	—	—%	—	—%	*
Anthony Paquette	—	—%	—	—	—%	—	—%	—	—%	—%
Christopher Ferraro(10)	6,515,722	1.87%	1,250,000	5,265,722	1.41%	4,661,001	2.19%	3,411,001	1.68%	1.41%
Erin Brown(11)	867,626	*	353,956	513,670	*	—	—%	—	—%	*
Andrew Siegel(12)	619,680	*	223,169	396,511	*	223,169	*	—	—%	*
All directors and executive officers as a group (10 persons)	213,743,285	61.27%	9,940,000	203,803,285	54.58%	207,230,170	97.24%	197,644,126	97.11%	54.58%
______________
*Less than 1%
(1)Subject to the terms of the Amended LP Agreement, LP Units are redeemable or exchangeable for shares of our Class A common stock on a one-for-one basis. Shares of Class B common stock will be cancelled on a one-for-one basis if we redeem or exchange LP Units pursuant to the terms of the Amended LP Agreement.
(2)Represents percentage of voting power of our Class A common stock and our Class B common stock held by such person voting together as a single class. Each holder of Class A common stock and Class B common stock is entitled to one vote per share on all matters submitted to our stockholders for a vote. See “Description of Capital Stock—Common Stock.”
(3)Michael Novogratz is the beneficial owner of all securities held by GGI, Novofam Macro LLC and certain family trusts that he controls. The address of such shareholder is 107 Grand Street, New York, NY 10013.
(4)FMR LLC, as the investment manager, has control or direction over such securities but such securities are owned by accounts managed by the investment manager. The address of such shareholder is 245 Summer Street, Boston, MA, 02210. No natural person or persons has sole or shared voting or investment power with respect to any shares held by FMR LLC.
(5)Represents (i) 569,257 shares of Class A common stock held by Novofam Macro LLC and (ii) 202,346,000 LP units redeemable or exchangeable for an equivalent number of shares of Class A common stock held by Galaxy Group Investments LLC.
(6)Represents (i) 1,500,000 shares of Class A common stock and (ii) 500,000 shares of Class A common stock issuable upon the exercise of options within 60 days of May 23, 2025.
(7)Represents 100,000 shares of Class A common stock.
(8)Represents 150,000 shares of Class A common stock issuable upon the exercise of options within 60 days of May 23, 2025.
(9)Represents 575,000 shares of Class A common stock.
(10)Represents (i) 1,167,886 shares of Class A common stock, (ii) 4,661,001 LP Units redeemable or exchangeable for an equivalent number of shares of Class A common stock and (iii) 686,835 shares of Class A common stock issuable upon the exercise of options within 60 days of May 23, 2025.
(11)Represents (i) 153,956 shares of Class A common stock and (ii) 713,670 shares of Class A common stock upon the exercise of options within 60 days of May 23, 2025.

(12)Represents (i) 396,511 shares of Class A common stock and (ii) 223,169 LP units redeemable or exchangeable for an equivalent number of shares of Class A common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:
•the amounts involved exceeded or will exceed $120,000; and
•any of our directors, executive officers or beneficial holders of more than 5% of any class of our common stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.
Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting these criteria to which we have been or will be a party other than compensation arrangements for our executive officers and directors, which are described where required under “Management—Board of Directors—Board Structure and Compensation of Directors.”
Reorganization Transactions
In connection with the Reorganization Transactions, we and GDHL entered into certain agreements with GDH LP and each of the holders of LP Units, or certain of them, in order to effect the Reorganization Transactions. Such agreements are described in further detail in the sections that follow.
Amended and Restated GDH LP Agreement
In connection with the Reorganization Transactions, GDH LP entered into the Amended LP Agreement, pursuant to which all Class A Units and Class B Units were reclassified as a single class of units of GDH LP (“LP Units”) and GDH LP continued as a Delaware limited partnership. Under the Amended LP Agreement, holders of LP Units (other than us and our wholly owned subsidiaries), including the holders of LP Units, have the right, from and after the completion of the Reorganization Transactions (subject to the terms of the Amended LP Agreement), to require GDH LP to redeem all or a portion of their LP Units for, at our election, newly issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume-weighted average market price of one share of our Class A common stock for each LP Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LP Agreement. Additionally, in the event of a redemption request from a holder of LP Units, we may, at our option, effect a direct exchange of cash or Class A common stock for LP Units in lieu of such a redemption. Shares of Class B common stock will be cancelled on a one-for-one basis if we, following a redemption request from a holder of LP Units, redeem or exchange LP Units of such holder pursuant to the terms of the Amended LP Agreement. See “—Issuance of Class B Common Stock.”
Upon consummation of the Reorganization Transactions, GDI became the sole general partner of GDH LP, and GDI therefore has control over all of the affairs and decision making of GDH LP. As such, through our officers and directors, we are responsible for all operational and administrative decisions of GDH LP and the day-to-day management of GDH LP’s business. We will fund any dividends to holders of our Class A common stock by causing GDH LP to make distributions to the holders of LP Units and us, subject to GDH LP having cash available for such distributions and any limitations imposed by debt or other agreements to which GDH LP may be party.
The holders of LP Units will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of GDH LP. Net profits and net losses of GDH LP will generally be allocated to its members pro rata in accordance with the percentages of their respective ownership of LP Units. The Amended LP Agreement provides for pro rata cash distributions to the holders of LP Units for purposes of funding their tax obligations in respect of the taxable income of GDH LP that is allocated to them. Generally, these tax distributions will be computed based on GDH LP’s estimate of the net taxable income of GDH LP allocable to each holder of LP Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident of New York, New York (taking into account the non-deductibility of certain expenses and the character of our income). As a result of (i) potential differences in the amount of net taxable income allocable to us and the other LP Unitholders, (ii) the lower tax rate applicable to corporations than individuals and (iii) the use of an assumed tax rate in calculating GDH LP’s distribution obligations, we may receive tax distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement.
Except as otherwise determined by us, if at any time we issue a share of our Class A common stock, the net proceeds received by us with respect to such share, if any, shall be concurrently invested in GDH LP and GDH LP shall issue to us one LP Unit, unless such share was issued by us solely to fund the purchase of an LP Unit from a holder of LP Units (upon an election by us to exchange such LP Unit in lieu of redemption following a redemption request by such holder of LP Units), in which case such net proceeds shall instead be transferred to the selling holder of LP Units as consideration for such purchase, and GDH LP will not issue an additional LP Unit to us. Similarly, except as otherwise determined by us, (i) GDH LP will not issue any additional LP Units to us unless we issue or sell an equal number of shares of our Class A common stock and (ii) should GDH LP issue any additional LP Units to the holders of LP Units or any other person, we will issue an equal number of shares of our Class B common stock to such holders of LP Units or any other person. Conversely, if at any time any shares of our Class A common stock are redeemed, purchased or otherwise acquired by us, GDH LP will redeem, purchase or otherwise acquire an equal number of LP Units held by us, upon the same terms and for the same price per security, as the shares of our Class A common stock are redeemed, purchased or otherwise acquired. In addition, except as otherwise described herein, GDH LP will not effect any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the LP Units unless it is accompanied by a substantively identical subdivision or combination, as applicable, of each class of our common stock, and we will not effect any subdivision or combination of any class of our common stock unless it is accompanied by a substantively identical subdivision or combination, as applicable, of the LP Units. Notwithstanding the foregoing, if we receive a distribution from GDH LP and subsequently contribute any of the amounts received in such distribution back to GDH LP or otherwise acquire additional LP Units in exchange for such amounts, the Amended LP Agreement permits GDH LP to take any action we deem necessary or advisable to properly reflect the changes in our and GDH LP’s other limited partners’ economic interests in GDH LP. Such actions could include a reverse unit split or other combination of the outstanding LP Units, without an accompanying reverse stock split or other combination of our common stock.
The Amended LP Agreement provides that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock is proposed by us or our stockholders and approved by our board of directors or is otherwise consented to or approved by our board of directors, the holders of LP Units will be permitted to participate in such offer by delivery of a notice of redemption or exchange that is effective immediately prior to the consummation of such offer. In the case of any such offer proposed by us, we are obligated to use our reasonable best efforts to enable and permit the holders of LP Units to participate in such offer to the same extent or on an economically equivalent basis as the holders of shares of our Class A common stock without discrimination. In addition, we are obligated to use our reasonable best efforts to ensure that the holders of LP Units may participate in each such offer without being required to redeem or exchange LP Units.
The Amended LP Agreement provides that, except for transfers to us as provided above or to certain permitted transferees, the LP Units and shares of Class B common stock may not be sold, transferred or otherwise disposed of.
Subject to certain exceptions, GDH LP will indemnify all of its members and their officers and other related parties, against all losses or expenses arising from claims or other legal proceedings in which such person (in its capacity as such) may be involved or become subject to in connection with GDH LP’s business or affairs or the Amended LP Agreement or any related document.
GDH LP may be dissolved upon (i) the determination by us to dissolve GDH LP or (ii) any other event which would cause the dissolution of GDH LP under the Delaware Revised Uniform Partnership Act, unless GDH LP is continued in accordance with the Delaware Revised Uniform Partnership Act. Upon dissolution, GDH LP will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including creditors who are members or affiliates of members) in satisfaction of all of GDH LP’s liabilities (whether by payment or by making reasonable provision for payment of such liabilities, including the setting up of any reasonably necessary reserves) and (b) second, to the holders of LP Units in proportion to their ownership of such LP Units.
Issuance of Class B Common Stock
Following the Domestication and immediately prior to the Reorganization Merger, GDH Delaware issued a number of shares of Class B common stock of GDH Delaware (which shares of Class B common stock of GDH Delaware converting by operation of law into shares of Class B common stock of GDI in the Reorganization Merger) to each holder of LP Units, equal to the number of limited partnership units of GDH LP held by each such holder of LP Units immediately following the Domestication.
Shares of Class B common stock do not represent any economic interest in us, and solely represent voting interests in us (with each holder of LP Units continuing to hold their economic interest in GDH LP directly by virtue of their ownership of LP Units, into which the Class B Units of GDH LP converted by operation of law upon consummation of the continuation of GDH LP as a Delaware limited partnership). Each holder of a share of Class B common stock is entitled to one vote per share, and votes together with holders of shares of Class A common stock on all matters submitted to a vote of holders of our common stock. Prior to the consummation of the Reorganization Transactions, each holder of LP Units had the right to exchange (or cause GDH LP to redeem) its Class B Units for an equal number of ordinary shares of GDHL, the ownership of which would entitle such holder of LP Units to vote together with holders of GDHL ordinary shares on all matters submitted to a vote of GDHL shareholders.
The table below sets forth the Class B common stock issued to GDHL’s existing directors, officers and 5% equity holders (on an as exchanged basis) in the Reorganization Transactions:

Class B Common Stock Issued in the Reorganization
Number of Shares
Galaxy Group Investments LLC(1)	202,346,000
Christopher Ferraro	4,661,001
Andrew Siegel	223,169
Michael Ashe	60,903
Steve Kurz	1,520,278
__________________
(1)All such shares will be beneficially owned by our Founder.
Tax Receivable Agreement
Future redemptions or exchanges by holders of LP Units for shares of our Class A common stock or cash, and other transactions described herein are expected to result in favorable tax attributes for us. These tax attributes would not be available to us in the absence of those transactions and are expected to reduce the amount of tax that we would otherwise be required to pay in the future.
We have entered into the Tax Receivable Agreement with the TRA Parties. Under the Tax Receivable Agreement, we generally will be required to pay to the TRA Parties, in the aggregate, 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result (i) of any increase in tax basis in GDH LP’s assets resulting from redemptions or exchanges by those holders of LP Units and payments made under the Tax Receivable Agreement, and (ii) deductions in respect of interest with respect to payments made under the Tax Receivable Agreement, as and when such tax benefits are realized. We are required to make similar payments to Class B limited partners of GDH LP who previously exchanged their partnership interests in GDH LP for GDHL ordinary shares. We will retain the benefit of the remaining 15% of these tax savings. The payment obligations under the Tax Receivable Agreement are our obligations and not the obligations of GDH LP.

We expect that the payments we will be required to make under the Tax Receivable Agreement could be material. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges by the TRA Parties, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the allocation of tax basis adjustments among our assets, the amount and timing of the taxable income that we generate in the future, the tax rate then applicable and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest. Payments under the Tax Receivable Agreement are not conditioned on our existing owners’ continued ownership interest in GDH LP.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions we determine, and the U.S. Internal Revenue Service or another tax authority may challenge all or a part of the tax basis increases or other tax attributes subject to the Tax Receivable Agreement, and a court could sustain such challenge. Further, the parties to the Tax Receivable Agreement will not reimburse us for any payments previously made if such tax attributes are subsequently disallowed, except that any excess payments made to a TRA Party will be netted against future payments otherwise to be made to such TRA Party under the Tax Receivable Agreement, if any, after our determination of such excess. In addition, upon the occurrence of certain changes of control, the actual U.S. federal, state, local and/or non-U.S. tax savings we may realize may be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on the U.S. federal, state, local and/or non-U.S. tax rates in effect on the date of the change of control and certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement. In both such circumstances, we could make payments to the TRA Parties that are greater than our actual cash tax savings and we may not be able to recoup those payments, which could negatively impact our liquidity. The Tax Receivable Agreement provides that (1) in the event that we breach any of our material obligations under the Tax Receivable Agreement or (2) if, at any time, we elect an early termination of the Tax Receivable Agreement, our obligations under the Tax Receivable Agreement (with respect to all LP Units, whether or not LP Units have been redeemed or exchanged before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax basis increases and other tax attributes subject to the Tax Receivable Agreement. The change of control provisions in the Tax Receivable Agreement may result in situations where the holders of LP Units have interests that differ from or are in addition to those of our other stockholders.
Finally, our ability to make payments under the Tax Receivable Agreement depends on the ability of GDH LP to make distributions to us. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid. Non-payment may in certain circumstances constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.
Director Nomination Agreement
In connection with the Reorganization Transactions, we entered into the director nomination agreement with GGI (the “Director Nomination Agreement”). Pursuant to the terms of the Director Nomination Agreement, so long as GGI continues to beneficially own, in the aggregate and without duplication at least 25% of the total number of issued and outstanding shares of our common stock as of the date of such calculation, GGI shall be entitled to nominate one director to the board of directors and our board of directors of Galaxy must take certain actions and use its reasonable best efforts to cause any such nominee to be elected or to fill such vacancy. This right will be deemed to have been exercised for so long as our Founder remains on our board of directors. Our Founder is the sole owner of GGI, and as a result, he is able to designate himself or another nominee for election to our board of directors provided that the right of any director designated by our Founder to serve on a committee will be subject to applicable laws and Nasdaq independence rules.

Indemnification Agreements
In connection with the Reorganization Transactions and our listing on Nasdaq, we entered into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf. See “Management—Indemnification of Officers and Directors.”
Other Transactions with Related Parties
Transactions with GDHL
In accordance with GDH LP's existing limited partnership agreement, prior to the consummation of the reorganization, GDH LP was obligated to reimburse or pay for all reimbursable expenses of GDHL. For the three months ended March 31, 2025 and the years ended December 31, 2024, 2023 and 2022, GDH LP paid or accrued $0.9 million, $3.2 million, $2.2 million and $2.5 million, respectively, on behalf of GDHL.
In April 2022, GDH LP entered into a Promissory Note (as subsequently amended, the “Promissory Note”) with GDH Intermediate LLC (“GDHI LLC”), a wholly owned subsidiary of GDHL through which GDHL holds Class A-2 Units of GDH LP prior to Reorganization. Under the terms of the Promissory Note, GDH LP can request that GDHI LLC make advances to GDH LP from time to time in lieu of GDH LP distributing an equivalent amount of cash to GDHI LLC in connection with any pro rata distribution of cash that GDH LP may make to its limited partners. All funds advanced to GDH LP under the Promissory Note are offset against the pro rata portion of the distribution that would otherwise be payable to GDHI LLC, such that no cash is transferred between GDH LP and GDHI LLC at the time of an advance.
Under the terms of the Promissory Note, interest accrues on any outstanding advances at a market rate. Interest is payable semi-annually in arrears on June 30 and December 31 of each year, commencing on December 31, 2022, subject to the right of GDHI LLC to elect that amount of any such interest payment be capitalized and increase the principal amount of this Promissory Note in lieu of being paid by GDH LP. The Promissory Note will mature, and the principal amount of all outstanding advances, plus any accrued and unpaid interest, will be due and payable, on December 31, 2025, unless extended by GDHI LLC.
GDH LP had $107.8 million, $95.8 million and $66.0 million in net payables to GDHL as of March 31, 2025, December 31, 2024 and 2023, respectively, primarily for the aforementioned Promissory Note partially offset by receivables for stock option exercises and withholding tax associated with restricted share units vesting.
GGI Indemnification
In connection with the receipt of surety bonds for the purpose of a subsidiary of GDH LP’s state money transmission licenses, GGI agreed to act as indemnitor, along with GDH LP, at the request of the insurers. GDH LP was liable to GGI for fees of $0.4 million through March 31, 2025 which was calculated as 1% of the aggregate notional amount of the surety bonds held on behalf of the subsidiary. GDH LP will continue to incur fees due to GGI of 1% for the duration of these outstanding surety bonds which are renewed annually.
GDH LP Tax Distributions
Prior to the Reorganization Transactions, GDH LP’s limited partnership agreement permitted GDH GP, in its sole discretion, to make tax distributions to the limited partners of GDH LP in respect of taxable income and gain allocated from GDH LP, in order to preserve the amount of cash held by GDH LP so as to enable a partner to pay its anticipated taxes with respect to taxable income and gain that the partner was allocated from GDH LP. Amounts distributed pursuant to such tax distribution provision were treated as an advance against, and reduced (on a dollar for dollar basis), future amounts that would otherwise be distributable to such limited partners. During the three months ended March 31, 2025 and the years ended December 31, 2024, 2023 and 2022, GDH LP made tax distributions of $9.4 million, $55.3 million, $22.4 million and $184.3 million, respectively. The majority of the recipients of the distributions were related parties.

As of March 31, 2025, December 31, 2024 and 2023, the Company had recorded $4.8 million, $4.8 million and $2.9 million, respectively, of tax payments made on behalf of certain related parties. During the year ended December 31, 2023, the Company made tax indemnification payments of $4.9 million to certain related parties.
Aviation and Nautical Matters
Mr. Novogratz, through an entity which he controls, owns a private aircraft that we use for business purposes in the ordinary course of our operations, on terms that are advantageous to us. Mr. Novogratz paid for the purchase of this aircraft with his personal funds and has borne all operating, personnel and maintenance costs associated with its operation and use. During the three months ended March 31, 2025 and years ended December 31, 2024, 2023 and 2022 the Company incurred $0.1 million, $0.5 million, $0.3 million and $1.2 million, respectively, for such use, which amount was negotiated on an arms-length basis in compliance with our aviation matters policy adopted in August 2022. For the year ended December 31, 2021, while we did not reimburse Mr. Novogratz for our use of this aircraft, we estimate that we would have incurred $0.7 million for such use.
In addition, we have from time to time made use of Mr. Novogratz’s private watercraft to host corporate meetings and for other business purposes in the ordinary course of our operations, on terms that are advantageous to us. Mr. Novogratz paid for the purchase of this watercraft with his personal funds and has borne all of operating, personnel and maintenance costs associated with its operation and use, while we have paid for the cost of any food and beverage consumption, as well as a portion of the NYC docking fees, in connection with our corporate use of the watercraft. During the years ended December 31, 2024 and 2023, the Company incurred $0.02 million and $0.1 million, respectively, in relation to this boat. The value of this service was not material to the Company for the three months ended March 31, 2025 and the years ended December 31, 2022 and 2021.
Professional Services Consulting Agreement
On April 14, 2021, Galaxy Digital Services LLC (“GDS LLC”) a wholly owned subsidiary of GDH LP, entered into a consulting agreement with Michael Daffey, who was chair of GDHL’s board of directors from September 2021 to May 2025 and chair of our board of directors following the Reorganization Transactions, pursuant to which Mr. Daffey was engaged to provide professional services to Galaxy for a period of three years beginning on September 1, 2021, renewable at our option. In consideration for his services, Mr. Daffey received (i) 1,500,000 restricted stock units of GDHL, with a grant date fair market value of $28.7 million, and (ii) options to purchase 500,000 ordinary shares of GDHL, with a grant date fair market value of $6.8 million, which in each case, as well as reimbursement of certain customary expenses. Such restricted stock units and options vest in equal annual installments over three years following May 27, 2021, the date such grants were made. This consulting agreement expired as of September 1, 2024.
On February 6, 2023, we entered into a consulting agreement with Damien Vanderwilt, who became a member of GDHL’s board of directors in February 2023. Pursuant to the consulting agreement, Mr. Vanderwilt was engaged to provide professional services to Galaxy for a period between February 8, 2023 and December 31, 2024. Under this agreement, we paid $0 million during the three months ended March 31, 2025 and $1.0 million during each of the years ended December 31, 2024 and 2023. This consulting agreement expired as of December 31, 2024. Refer to Executive Compensation for further information on the consulting agreement.
Investment in Candy Digital
In March 2021, GDH LP, Fanatics Holdings Inc. and other investors founded Candy Digital, Inc., now Candy Digital, LLC (“Candy Digital”), a digital collectible NFT company that is building an ecosystem to purchase, trade and share officially licensed collectible NFTs. Prior to Candy Digital’s acquisition by Futureverse in April 2025, Galaxy held the right to appoint two members of its Board of Directors, including Mr. Novogratz who served as co-chairman until such date. A family member of Mr. Novogratz also holds a position with Candy Digital. As of March 31, 2025, December 31, 2024 and 2023, the Company had investments in Candy Digital with an estimated value of $8.8 million, $9.1 million and $18.0 million, respectively. As of March 31, 2025, December 31, 2024 and 2023, Galaxy Interactive Fund I, LP, a nonconsolidated sponsored investment fund, also held an investment in the company valued at $1.0 million, $1.0 million and $2.4 million, respectively.

Sub-advisory Arrangements
From time to time, we have entered into sub-advisory arrangements with CI Investments Inc., a beneficial owner of more than 5% of GDHL’s ordinary shares, in respect of certain investment funds it manages. Such sub-advisory arrangements have been entered into with, or advised by, our asset management business in its capacity as an investment advisor registered under the Advisers Act, and any fee arrangements, if applicable, have been on an arms-length basis. The amount of such fees paid to us was $0.6 million, $2.1 million, $0.9 million and $1.0 million during the three months ended March 31, 2025 and the years ended December 31, 2024, 2023 and 2022, respectively.
Sublease
Galaxy Investment Partners LLC, which has leased the office space located on the eighth floor of 107 Grand Street, New York, New York 10013, subleased to Galaxy Digital Services to occupy the eighth floor on the same terms as the master lease. During the year ended December 31, 2021, the Company exited the premises prior to the conclusion of the sublease term. The Company made payments on the sublease through June 2023, the expiration of the sublease, and had no associated lease liability as of December 31, 2024 or 2023.
Investments in Galaxy Funds
Our directors and executive officers are generally permitted to invest their own capital (or capital of estate planning vehicles controlled by them or their immediate family members) directly in our funds and affiliated entities. In certain instances, such investments are not subject to management fees, and may not be subject to performance fees. The opportunity to invest in our funds in this manner is available to all of the senior Galaxy professionals and to those of our employees whom we have determined to have a status that reasonably permits us to offer them these types of investments in compliance with applicable laws. The fair value of such investments aggregated to $13.1 million, $12.9 million and $11.0 million as of March 31, 2025, December 31, 2024 and 2023, respectively.
Related Party Transactions Policies and Procedures
We have adopted a written Related-Person Transaction Policy (the “policy”), which sets forth our policy with respect to the review, approval, ratification and disclosure of all related-person transactions by our Audit Committee. In accordance with the policy, our Audit Committee has overall responsibility for implementation of and compliance with the policy.
For purposes of the policy, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related-person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related-person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors.
The policy requires that notice of a proposed related-person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related-person transaction, the proposed transaction will be submitted to our Audit Committee for consideration at its next meeting. Under the policy, our Audit Committee may approve only those related-person transactions that are in, or not inconsistent with, our best interests. In the event that we become aware of a related-person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the Audit Committee so that it may determine whether to ratify, rescind or terminate the related-person transaction.
The policy also provides that the Audit Committee review certain previously approved or ratified related-person transactions that are ongoing to determine whether the related-person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related-person transaction of which they may be a party or of which they may be aware.

DESCRIPTION OF CAPITAL STOCK
References in this section to “we,” “us,” “our” and “our Company” refer to GDI and GDH LP together with their consolidated subsidiaries.
The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws (together, our “organizational documents”), as well as all applicable provisions of the DGCL. Because this is only a summary, it may not contain all the information that is important to you.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, Nasdaq listing requirements require stockholder approval of certain issuances equal to or exceeding 20% of then-outstanding voting power of our common stock (or then-outstanding number of shares of Class A common stock, which we believe the position of Nasdaq is that the calculation in this latter case treats as outstanding shares of Class A common stock issuable upon redemption or exchange of outstanding LP Units not held by us (together with an equivalent number of shares of Class B common stock)). These additional shares of Class A common stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.
Common Stock
Our certificate of incorporation authorizes the issuance of 2,500,000,000 shares of common stock, consisting of (i) 2,000,000,000 shares of Class A common stock, par value $0.001 per share and (ii) 500,000,000 shares of Class B common stock, par value of $0.0000000001 per share. As of May 23, 2025, we had:
(1)133,716,925 shares of Class A common stock issued and outstanding held by 51 holders of record, representing approximately 38.6% of our combined voting power, and
(2)213,112,343 shares of Class B common stock issued and outstanding held by 8 holders of record, representing approximately 61.4% of our combined voting power,
Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
Class A Common Stock
Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends.
Upon our liquidation, dissolution or winding-up and after payment in full of all amounts required to be paid to creditors and to the holders of any outstanding class or series of stock having a preference over, or right to participate with, the common stock as to any such distributions, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

All shares of our Class A common stock that will be outstanding upon the consummation of the Reorganization and the Reorganization Merger will be fully paid and non-assessable. The Class A common stock will not be subject to further calls or assessments by us. The rights, powers and privileges of our Class A common stock will be subject to those of the holders of any series or class of stock we may authorize and issue in the future.
Class B Common Stock
Each share of Class B common stock entitles its holders to one vote per share on all matters submitted to a vote of our stockholders. The number of issued and outstanding shares of Class B common stock will be equal to the number of issued and outstanding LP Units not held by us or one of its subsidiaries, and that such LP Units will be redeemable or exchangeable, on a one-for-one basis, for shares of Class A common stock.
Except for transfers to us pursuant to the Amended LP Agreement or to certain permitted transferees, the LP Units and corresponding shares of Class B common stock may not be sold, transferred or otherwise disposed of. Holders of shares of our Class B common stock vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote, except as otherwise required by law.
The Class B common stock is not entitled to economic interests in us. Holders of LP Units and other future holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of us. However, if GDH LP makes distributions to us, the other holders of LP Units, including the holders of LP Units, will be entitled to receive distributions pro rata in accordance with the percentages of their respective LP Units. The Class B common stock will not be subject to further calls or assessment by us.
Exchangeable Notes
GDH LP issued $500 million aggregate principal amount of 3.00% Exchangeable Senior Notes due 2026 (the “2026 Exchangeable Notes”), on December 9, 2021, and $402.5 million aggregate principal amount of 2.500% Exchangeable Senior Notes due 2029 (the “2029 Exchangeable Notes” and, together with the 2026 Exchangeable Notes, the “Exchangeable Notes”) on November 25, 2024. The Exchangeable Notes are general senior unsecured obligations of GDH LP.
The 2026 Exchangeable Notes were issued in a private placement transaction exempt from registration pursuant to Section 4(a)(2) under the Securities Act, and the 2029 Exchangeable Notes were sold in a Rule 144A offering after being initially issued to the initial purchasers in a private placement transaction, in each case to purchasers who were both “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, and “qualified purchasers” for purposes of Section 3(c)(7) of the Investment Company Act. Subject to the satisfaction of certain conditions and during certain periods, holders of the Exchangeable Notes may opt to exchange such notes for our Class A common stock, or in each case, at GDH LP’s election, cash or a combination thereof.
2026 Exchangeable Notes
The 2026 Exchangeable Notes accrue interest at a rate of 3.00% per year, payable semi-annually in arrears on June 15 and December 15 of each year. The initial exchange rate is 7,498.2210 shares of Class A common stock per $250,000 principal amount of Exchangeable Notes, and the maximum number of shares of our Class A common stock issuable upon the exchange of all such 2026 Exchangeable Notes is approximately 18.9 million as of December 31, 2024. The exchange rate applicable to the 2026 Exchangeable Notes (and such maximum number of shares issuable) is subject to adjustment if certain events occur. Further, following certain corporate events that occur prior to the maturity date, in certain circumstances the exchange rate will increase for the 2026 Exchangeable Notes of a holder who elects to exchange such notes in connection with such an occurrence.
In addition, if we undergo a “fundamental change,” subject to certain conditions, holders of the 2026 Exchangeable Notes may require GDH LP to repurchase for cash all or any portion of their 2026 Exchangeable Notes in principal amounts of $250,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the 2026 Exchangeable Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.

The 2026 Exchangeable Notes will mature on December 15, 2026 unless earlier exchanged, redeemed or repurchased. GDH LP may redeem for cash all or part of the 2026 Exchangeable Notes, at its option, from time to time on or after December 15, 2024 if the last reported sale price per ordinary share of our Class A common stock, as applicable, has been at least 130% of the exchange price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which GDH LP provides notice of redemption, at a redemption price equal to 100% of the principal amount of the 2026 Exchangeable Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.
Holders may exchange their 2026 Exchangeable Notes at their option prior to the close of business on the business day immediately preceding September 15, 2026 in multiples of $250,000 principal amount, only under the following circumstances:
•during any calendar quarter commencing after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), if the last reported sale price per share of common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 115% of the exchange price on each applicable trading day;
•during the five business day period after any ten consecutive trading day period (the “measurement period”) in which the trading price (as determined in accordance with the terms set forth in the applicable indenture) per $250,000 principal amount of 2026 Exchangeable Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of common stock and the exchange rate on each such trading day;
•if GDH LP calls the 2026 Exchangeable Notes for redemption, but only with respect to the 2026 Exchangeable Notes called for redemption; or
•upon the occurrence of specified corporate events described in the applicable indenture.
On or after September 15, 2026, and prior to the close of business on the second scheduled trading day immediately preceding the maturity date of the 2026 Exchangeable Notes, holders may exchange their 2026 Exchangeable Notes, in multiples of $250,000 principal amount, at their option at any time.
As of March 31, 2025, there was $445.0 million in principal outstanding of the 2026 Exchangeable Notes.
2029 Exchangeable Notes
The 2029 Exchangeable Notes accrue interest at a rate of 2.500% per year, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2025.
The initial exchange rate is 10,497.5856 shares of Class A common stock per $250,000 principal amount of 2029 Exchangeable Notes, and the maximum number of shares of our Class A common stock issuable upon the exchange of all such 2029 Exchangeable Notes is approximately 23.2 million. The exchange rate applicable to the 2029 Exchangeable Notes (and such maximum number of shares issuable) is subject to adjustment if certain events occur. Further, following certain corporate events that occur prior to the maturity date or GDH LP’s delivery of a notice of redemption, in certain circumstances the exchange rate will increase for the 2029 Exchangeable Notes of a holder who elects to exchange such notes in connection with such an occurrence or a notice of redemption, as the case may be.
In addition, if we undergo a “fundamental change,” subject to certain conditions, holders of the 2029 Exchangeable Notes may require GDH LP to repurchase for cash all or any portion of their 2029 Exchangeable Notes in principal amounts of $250,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the 2029 Exchangeable Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.

The 2029 Exchangeable Notes will mature on December 1, 2029 unless earlier exchanged, redeemed or repurchased. GDH LP may not redeem the 2029 Exchangeable Notes prior to December 6, 2027, except in certain circumstances set forth in the 2029 Exchangeable Notes. GDH LP may redeem for cash all or part of the Exchangeable Notes, at its option, from time to time on or after December 6, 2027 and prior to the 41st scheduled trading day immediately before the maturity date, but only if the last reported sale price per ordinary share of our Class A common stock, as applicable, has been at least 130% of the exchange price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which GDH LP provides notice of redemption, at a redemption price equal to 100% of the principal amount of the 2029 Exchangeable Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.
Holders may exchange their 2029 Exchangeable Notes at their option prior to the close of business on the business day immediately preceding September 1, 2029 in multiples of $250,000 principal amount, only under the following circumstances:
•during any calendar quarter commencing after the calendar quarter ending on March 31, 2025 (and only during such calendar quarter), if the last reported sale price per share of common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the exchange price on each applicable trading day;
•during the five business day period after any ten consecutive trading day period (the “measurement period”) in which the trading price (as determined in accordance with the terms set forth in the applicable indenture) per $250,000 principal amount of 2029 Exchangeable Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of common stock and the exchange rate on each such trading day;
•if GDH LP calls the 2029 Exchangeable Notes for redemption, but only with respect to the 2029 Exchangeable Notes called for redemption; or
•upon the occurrence of specified corporate events described in the applicable indenture.
But in no event prior to the initial exchange date (as defined in the applicable indenture) unless certain conditions are satisfied.
On or after September 1, 2029, and prior to the close of business on the second scheduled trading day immediately preceding the maturity date of the 2029 Exchangeable Notes, holders may exchange their 2029 Exchangeable Notes, in multiples of $250,000 principal amount, at their option at any time.
Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.
Stockholder Meetings
Our organizational documents provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our certificate of incorporation provides that, subject to any special rights of the holders as required by law, special meetings of the stockholders can only be called by the chairman of our board, our chief executive officer, our president or at the request of holders of a majority of the total voting power of our outstanding shares of common stock, voting together as a single class. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.
Transferability, Redemption and Exchange
Under the Amended LP Agreement, the holders of LP Units and other future holders of LP Units will have the right, from and after the completion of the Reorganization and the Reorganization Merger (subject to the terms of the Amended LP Agreement), to require GDH LP to redeem all or a portion of their LP Units for, at our election, newly issued shares of Class A common stock on a one-for-one basis or a cash payment equal to volume weighted average market price of one share of our Class A common stock based on the number of LP Units redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LP Agreement. Additionally, in the event of a redemption request by a holder of LP Units, we may, at our election, effect a direct exchange of cash or Class A common stock for LP Units in lieu of such a redemption. Shares of Class B common stock will be canceled on a one-for-one basis if we, following a redemption request of a holder of LP Units, redeem or exchange LP Units of such holder of LP Units pursuant to the terms of the Amended LP Agreement. See “Certain Relationships and Related Party Transactions—Amended and Restated GDH LP Agreement.”
Except for transfers to us pursuant to the Amended LP Agreement or to certain permitted transferees, the LP Units and corresponding shares of Class B common stock may not be sold, transferred or otherwise disposed of.
We may also take certain actions with respect to both the Class A common stock and the Class B common stock including preventing the transfer of our capital stock, redeeming our capital stock at par or restricting the exercise of rights with respect to capital stock in certain circumstances as described below under “—Certain Certificate of Incorporation, Bylaws and Statutory Provisions—Anti-Takeover Effects of our Organizational Documents and Certain Provisions of Delaware law—Transfer Restrictions; Our Regulatory Redemption Right.”
Other Provisions
Neither the Class A common stock nor the Class B common stock has any preemptive or other subscription rights.
There is no redemption, conversion or sinking fund provisions applicable to the Class A common stock or Class B common stock.
At such time when no LP Units remain redeemable or exchangeable for shares of our Class A common stock, our Class B common stock will be canceled.
Corporate Opportunity
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to members of our board of directors who are not employees of Galaxy. Our certificate of incorporation provides that, to the fullest extent permitted by law, none of our directors who are not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates.
In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity.
Our certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of Galaxy. In addition, these provisions shall not release any person who is or was our employee from any obligations or duties that such person may otherwise have under applicable law or pursuant to any other agreement with us. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Certain Certificate of Incorporation, Bylaws and Statutory Provisions
The provisions of our organizational documents and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A common stock.
Anti-Takeover Effects of our Organizational Documents and Certain Provisions of Delaware Law
Our organizational documents and the DGCL contain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire our company. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
No cumulative voting. Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our common stock entitled to vote generally in the election of directors will be able to elect all our directors.
Election of directors. Our organizational documents provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors. Our Director Nomination Agreement also provides that GGI, subject to certain beneficial ownership requirements, is entitled to nominate one director to the board (and we will agree to recommend the election of any such nominee and use reasonable best efforts to support any such nominee for election), which nominee shall initially be our Founder. Our certificate of incorporation also provides that, any vacancies on our board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum.
Removal of director; vacancies and newly created directorships. Subject to obtaining any required stockholder votes, directors may be removed, with or without cause, by the majority vote of the total voting power of our outstanding shares of common stock, voting together as a single class. This requirement of a majority vote to remove directors could enable our Founder (or any future holder of a large portion of our total voting power) to exercise veto power over or otherwise significantly influence any such removal. Prior to such time, directors may be removed, but for cause only, by the affirmative vote of the holders of a majority of the total voting power of our outstanding shares of common stock.
Action by written consent; special meetings of stockholders. Pursuant to Section 228 of the DGCL, our certificate of incorporation provides that any stockholder action permitted to be taken by or at any annual or special meeting of our stockholders may be effected without a meeting, without prior notice and without a vote, by the written consent of the holders of the majority of the total voting power of our outstanding stock entitled to vote thereon. Our certificate of incorporation also provides that, subject to any special rights of the holders as required by law, special meetings of the stockholders can be called by the chairman of the board of directors, the chief executive officer or the president of the company or, at the request of holders of a majority of the total voting power of our outstanding shares of common stock, voting together as a single class.
Advance notice procedures. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Unless our board of directors elects to waive any applicable requirements, stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and our board of directors does not waive compliance with such procedures or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.
Super-majority approval requirements. The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our organizational documents provide that the affirmative vote of holders of 66 2/3% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, is required to amend, alter, change or repeal specified provisions, including those relating to actions by written consent of stockholders, calling of special meetings of stockholders, election and removal of directors, business combinations and amendment of our organizational documents. This requirement of a super-majority vote to approve amendments to our organizational documents could enable a minority of our stockholders to exercise veto power over any such amendments.
Authorized but unissued shares. The authorized but unissued shares of common stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing rules of Nasdaq. The existence of authorized but unissued and unreserved common stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. See “—Authorized but Unissued Capital Stock” above.
Transfer Restrictions; Our Regulatory Redemption Right. The certificate of incorporation provides that we may request that holders or proposed transferees of our capital stock provide such information (including, without limitation, information with respect to citizenship, other holdings of our capital stock and affiliations) as we may reasonably request to determine whether the ownership of, or the exercise of any rights with respect to, our capital stock by such stockholder could result in such stockholder beneficially owning more than 9.9% of our issued and outstanding capital stock on a fully diluted basis (a “Violation”). This provision is designed to ensure we comply with the various licensing regimes of the several jurisdictions in which we operate, as the acquisition of more than 10% of our issued and outstanding capital stock in such jurisdictions could require regulatory notifications and/or consents.
In the event a holder or proposed transferee fails to respond to our request for information or if, upon review of information provided by such holder or proposed transferee, our board of directors determines that such person’s holdings or acquisition of our capital stock would result in a Violation, we may refuse to permit any such transfer of capital stock, refuse to honor any transfer of capital stock purported to have been effected (in which case, such transfer shall be deemed to have been void ab initio), suspend rights of stock ownership the exercise of which could result in a Violation, or redeem such shares of our capital stock at par, on such other terms and conditions as the our board of directors may determine. The certificate of incorporation provides that our board of directors may, in its sole discretion, exempt (proactively or retroactively) any person from the foregoing restrictions. The existence of such requirement to provide our board of directors with information on request, and the actions that are available to our board of directors in the event we determine that a Violation has occurred (or would occur as a result of a proposed transaction), could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise, and otherwise discourage stockholders and potential transferees or other investors from acquiring large positions in our capital stock, any of which could have the effect of negatively impacting the market price and transferability of our Class A common stock.
Business combinations with interested stockholders. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We have opted out of Section 203 of the DGCL; however, our certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
•prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or
•at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.
Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Our certificate of incorporation provides that our Founder, and any direct or indirect transferees of our Founder and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation includes a provision that eliminates the personal liability of directors and officers for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director or an officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director or an officer for breach of fiduciary duty as a director or an officer, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director or officer if such director or officer has breached such director’s or officer’s duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, redemptions or repurchases or derived an improper benefit from his or her actions as a director or an officer.
Our bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in our organizational documents may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. In the event appraisal rights are available in connection with a merger or consolidation, pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.
Exclusive Forum
Under our certificate of incorporation, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action or proceeding arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the DGCL, or our organizational documents, (iv) any action or proceeding seeking to interpret, apply, enforce or determine the validity of our organizational documents, (v) any action or proceeding asserting a claim that is governed by the internal affairs doctrine or (vi) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have subject matter jurisdiction, another state court sitting in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware)), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Additionally, our certificate of incorporation states that the foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Our certificate of incorporation also provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act or the Exchange Act.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to these provisions. The enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.
Transfer Agent and Registrar
The primary transfer agent and registrar for the Class A common stock (the “registrar”) is Equiniti Trust Company, LLC (formerly known as American Stock Transfer & Trust Company, LLC).
Listing
Our Class A common stock is currently listed on Nasdaq and the TSX under the symbol “GLXY”.

SHARES AVAILABLE FOR FUTURE SALE
We cannot predict with certainty the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price prevailing from time to time. The sale or other availability of substantial amounts of our Class A common stock in the public market or the perception that such sales could occur could adversely affect the prevailing market price of the Class A common stock and our ability to raise equity capital in the future.
Sale of Restricted Shares
Upon completion of this offering, we will have 165,162,969 shares of Class A common stock outstanding (or 169,902,969 shares of Class A common stock outstanding if the underwriters exercise in full their option to purchase additional shares of Class A common stock) with an additional 213,112,343 shares of Class A common stock issuable upon the redemption or exchange of outstanding LP Units held by holders of LP Units and 42,173,755 shares of Class A common stock issuable upon the exchange of outstanding Exchangeable Notes. Subject to any restrictions under the lock-up agreements, other contractual restrictions on resale and the provisions of Rule 144 described below, all of the shares of our Class A common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act.
All of the shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by or owned by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may generally only be sold publicly in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer.
In addition, 12,625,066 shares of Class A common stock are anticipated to be issuable upon the exercise of outstanding stock options which had vested as of May 23, 2025 (with an additional 10,613,457 shares of Class A common stock reserved for issuance upon vesting and exercise of outstanding options). These shares will be eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rule 144 and Rule 701 under the Securities Act (“Rule 701”). The remaining outstanding shares of Class A common stock (and, unless the resale of such shares is registered pursuant to a registration statement that is filed with and declared effective by the SEC after the date of this prospectus, any shares of Class A common stock issuable upon the redemption or exchange of outstanding LP Units held by holders of LP Units) will be, and, unless covered by a registration statement on Form S-8 or otherwise registered under the Securities Act, shares of Class A common stock subject to outstanding stock options will be on issuance, deemed to be “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701, which rules are summarized below. See “—Registration Statement on Form S-8 and Resale Registration Statement.”
Exchangeable Notes, Registration Rights Agreements and Shelf Registration Statement
GDH LP issued $500 million aggregate principal amount of the 2026 Exchangeable Notes on December 9, 2021 and $402.5 million aggregate principal amount of the 2029 Exchangeable Notes on November 25, 2024. The Exchangeable Notes were issued in transactions exempt from registration pursuant to Section 4(a)(2) under the Securities Act, to purchasers who were both reasonably believed to be “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, and “qualified purchasers” for purposes of Section 3(c)(7) of the Investment Company Act. As of March 31, 2025, there was $847.5 million in principal outstanding of the Exchangeable Notes. Subject to the satisfaction of certain conditions and during certain periods, holders of the Exchangeable Notes may opt to exchange such notes for our Class A common stock, or in each case, at GDH LP’s election, cash or a combination thereof.
For the 2026 Exchangeable Notes, the initial exchange rate is 7,498.2210 shares of Class A common stock per $250,000 principal amount of 2026 Exchangeable Notes, and the maximum number of shares of our Class A common stock issuable upon the exchange of all outstanding 2026 Exchangeable Notes as of December 31, 2024 is 18.9 million. For the 2029 Exchangeable Notes, the initial exchange rate is 10,497.5856 shares of Class A common stock per $250,000 principal amount of 2029 Exchangeable Notes, and the maximum number of shares of our Class A common stock issuable upon the exchange of all outstanding 2029 Exchangeable Notes is approximately 23.2 million. The exchange rate applicable to the Exchangeable Notes (and such maximum number of shares issuable) is subject to adjustment if certain events occur. Further, following certain corporate events that occur prior to the maturity date, in certain circumstances the exchange rate will increase for the Exchangeable Notes of a holder who elects to exchange such notes in connection with such an occurrence.
Contemporaneously with the issuance of each series of the Exchangeable Notes, we and GDH LP entered into a registration rights agreement, pursuant to which we agreed to provide certain registration rights under the Securities Act in respect of the our Class A common stock (the “Exchange Shares”), subject to the terms specified in the applicable indenture. With respect to each series of Exchangeable Notes, we were obligated to file a registration statement (either on Form S-1 or Form S-3, as applicable, each a “Shelf Registration Statement”) for resale of the Exchange Shares no later than 30 days after the time at which the Reorganization Transactions were consummated. We have filed a Shelf Registration Statement covering all such shares, as well as all of the shares of Class A common stock issuable upon the redemption or exchange of outstanding LP Units held by holders of LP Units. We and GDH LP must use commercially reasonable efforts to cause the Shelf Registration Statement to remain effective until the earlier of (i) all registrable securities covered by such Shelf Registration Statement having been disposed of and (ii) the date that is one year after the final exchange of an Exchangeable Note. The indentures and the registration rights agreements further provide that GDH LP must pay additional interest on the Exchangeable Notes if certain of the obligations to register the shares are not satisfied on a timely basis. The registration rights agreements provide for customary indemnification of the holders in respect of the Shelf Registration Statements. All shares registered under the Shelf Registration Statement are eligible for resale in the public market, subject to the lock-up agreements described in this prospectus.
Rule 144
The shares of our Class A common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. In general, for sales of restricted shares, a person who is not one of our affiliates who has beneficially owned shares of our Class A common stock for at least six months may sell those shares without restriction, provided the current public information requirements of Rule 144 continue to be satisfied. In addition, any person who is not one of our affiliates and has not been at any time during the three months immediately preceding a proposed sale of restricted shares, and who has beneficially owned shares of our Class A common stock for at least one year, would be entitled to sell an unlimited number of those shares without restriction. Our affiliates who have beneficially owned shares of our Class A common stock for at least six months are entitled to sell within any three-month period a number of those shares pursuant to Rule 144 that does not exceed the greater of:
•1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 1,651,630 shares immediately after completion of this offering (or 1,699,030 shares of Class A common stock outstanding if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and
•the average weekly trading volume of our Class A common stock on Nasdaq during the four calendar weeks immediately preceding the filing of a notice on Form 144 with respect to the sale.
Sales of restricted shares by affiliates under Rule 144 are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our Class A common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date the reorganization was consummated before selling those shares pursuant to Rule 701.
Registration Statement on Form S-8
We have filed a registration statement on Form S-8 to register the issuance of an aggregate of 60,994,100 shares of our Class A common stock reserved for issuance under our equity compensation plans. Such registration statement became effective upon filing with the SEC, and shares of our Class A common stock covered by such registration statement are eligible for resale in the public market, subject to the lock-up agreements described in this prospectus.
Lock-up Agreements
We, our directors, executive officers and GGI have agreed with the underwriters that, without the prior written consent of Goldman Sachs & Co. LLC, we and they will not, subject to certain exceptions, during the period ending 60 or 90 days, as applicable, after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock or publicly disclose the intention to engage in or cause any of the foregoing. Goldman Sachs & Co. LLC may, in its sole discretion and at any time without notice, release all or any portion of the shares of our Class A common stock subject to the lock-up. See “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK
The following are the material U.S. federal income tax consequences of the ownership and disposition of our Class A common stock acquired in this offering by a “Non-U.S. Holder” that holds our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”) and does not own, and has not owned, actually or constructively, more than 5% of our common stock. You are a Non-U.S. Holder for U.S. federal income tax purposes if you are a beneficial owner of our Class A common stock and are:
•a nonresident alien individual;
•a foreign corporation; or
•a foreign estate or trust.
You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. If you are such a person, you should consult your tax advisor regarding the U.S. federal income tax consequences of the ownership and disposition of our Class A common stock.
If you are an entity or arrangement treated as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities. Partners and beneficial owners in partnerships or other pass-through entities that own our Class A common stock should consult their own tax advisors as to the particular U.S. federal income tax consequences applicable to them.
The U.S. House of Representatives recently passed a tax bill that, if enacted into law in its current form, would add new Section 899 to the Code. Proposed Section 899 could significantly increase the aggregate tax liability of certain non-U.S. investors with respect to their investment in our Class A common stock. Non-U.S. investors are urged to consult their tax advisors regarding the potential application of proposed Section 899 with respect to their investment in our Class A common stock. The remainder of this discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income taxes. In addition, this summary does not describe the U.S. federal income tax consequences applicable to you if you are subject to special treatment under U.S. federal income tax laws, including if you are a U.S. expatriate, a financial institution, an insurance company, a tax-exempt organization, a trader, broker or dealer in securities or currencies, a “controlled foreign corporation,” a “passive foreign investment company,” a person who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our Class A common stock as part of a straddle, hedge, conversion transaction or other integrated investment. You should consult your tax advisor with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.
We have not sought and do not expect to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our Class A common stock that differ from those discussed below.
Dividends
In the event that we do make distributions of cash or other property, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, if any, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our

Class A common stock, but not below zero, and then will be treated as gain from the sale of our Class A common stock, as described below under “—Gain on Disposition of Our Class A Common Stock.”
Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, you will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying your entitlement to benefits under a treaty. If you do not timely furnish the required documentation, but you qualify for a lower treaty rate, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. You should consult your tax advisor regarding your entitlement to benefits under any applicable income tax treaty.
If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax advisor with respect to other U.S. tax consequences of the ownership and disposition of our Class A common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.
Gain on Disposition of Our Class A Common Stock
Subject to the discussion below under “—Information Reporting and Backup Withholding” you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our Class A common stock unless:
•the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or
•we are or have been a “United States real property holding corporation” (a “USRPHC”) as described below, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our Class A common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.
We will be a USRPHC at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. Based on the current composition of our assets, we believe that we are not currently, and do not anticipate becoming in the foreseeable future, a USRPHC. However, because the determination of whether we are a USRPHC at any time depends on the fair market value of our U.S. real property relative to the fair market value of other business assets at such time, there can be no assurance that we will not become a USRPHC at any point in time in the future. If we are or were to become a USRPHC at any point during the five-year period preceding your sale or other disposition of our Class A common stock (or during your holding period, if shorter) and our Class A common stock is not regularly traded on an established securities market during the calendar year in which your sale or other disposition of our Class A common stock occurs, you would be subject to tax on the net gain from the sale or other disposition of our Class A common stock (including a distribution treated as a sale of our Class A common stock, as discussed above) under the regular U.S. federal income tax rates applicable to U.S. persons and you could be subject to withholding at a 15% rate on the amount realized on such sale or disposition. You should consult your tax advisor regarding the particular U.S. federal income tax consequences of owning and disposing of our Class A common stock.
If you recognize gain on a sale or other disposition of our Class A common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax advisor with respect to other U.S. tax consequences of the ownership and disposition of our Class A common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.
Information Reporting and Backup Withholding
Information returns are required to be filed with the IRS in connection with payments of distributions on our Class A common stock, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our Class A common stock. You may be subject to backup withholding on payments on our Class A common stock or on the proceeds from a sale or other disposition of our Class A common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
FATCA
Provisions of the Code commonly referred to as “FATCA” require withholding of 30% on payments of dividends on our Class A common stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. Under proposed regulations promulgated by the Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed regulation until final regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or other disposition of our Class A common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax advisor regarding the effects of FATCA on your investment in our Class A common stock.
THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, AND OTHER TAX CONSIDERATIONS OF OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK.

UNDERWRITING
The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman Sachs & Co. LLC, Jefferies LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters (collectively, the “Representatives”).

Underwriters	Number of Shares
Goldman Sachs & Co. LLC	9,662,946
Jefferies LLC	8,382,315
Morgan Stanley & Co. LLC	5,471,789
Canaccord Genuity LLC	1,347,158
Cantor Fitzgerald & Co.	1,347,158
Keefe, Bruyette & Woods, Inc.	1,347,158
Piper Sandler & Co.	1,347,158
BTIG, LLC	449,053
ATB Securities Inc.	449,053
The Benchmark Company, LLC	449,053
Compass Point Research & Trading, LLC	449,053
H.C. Wainwright & Co., LLC	449,053
Rosenblatt Securities Inc.	449,053
Total	31,600,000
The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares of Class A common stock covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional 4,740,000 shares of Class A common stock from our Founder to cover sales by the underwriters of a greater number of shares of Class A common stock than the total number set forth in the table above. They may exercise that option for 30 days. If any shares of Class A common stock are purchased pursuant to this option, the underwriters will severally purchase shares of Class A common stock in approximately the same proportion as set forth in the table above.
The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 4,740,000 additional shares of Class A common stock from our Founder.
Paid by the Company

	No Exercise	Full Exercise
Per Share	$0.9025	$0.9025
Total	$23,826,000	$23,826,000
Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$0.9025	$0.9025
Total	$4,693,000	$8,970,850

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $0.9025 per share from the public offering price. After the initial offering of the shares of Class A common stock, the Representatives may change the offering price and the other selling terms. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
All directors and executive officers and GGI (collectively, the “Lock-Up Parties”) have agreed, subject to certain exceptions, that, without the prior written consent of Goldman Sachs & Co. LLC on behalf of the underwriters, the Lock-Up Parties will not, during the period ending 90 days, in the case of our Founder and his affiliates (including GGI) (collectively, the “Founder Parties”), and 60 days, in the case of all other Lock-Up Parties, in each case after the date of this prospectus (such period, the “restricted period”):
a)offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer, distribute or dispose of (as the case may be) any shares of our Class A common stock, or any options or warrants to purchase any shares of our Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our Class A common stock (collectively, the “Lock-Up Securities”);
b)engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition, or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) above would be settled by delivery of our Class A common stock or other securities, in cash or otherwise;
c)make any demand for or exercise any right with respect to the registration of any Lock-Up Securities; or
d)otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clause (a), (b) or (c) above.
The lock-up restrictions described in the foregoing paragraphs applicable to the Lock-Up Parties are subject to specified exceptions, including the following:
a)transfer, distribute or dispose of (as the case may be) the Lock-Up Securities:
i)as one or more bona fide gifts or charitable contributions (including to any donor-advised fund or account that is maintained and operated by a sponsoring organization that is an institution qualified as tax-exempt under Section 501(c)(3) of the Internal Revenue Code of 1986, where the Lock-Up Party retains advisory privileges with respect to the distribution of funds and the investment of assets in the fund or account), or for bona fide estate planning purposes;
ii)upon death by will, testamentary document or intestate succession;
iii)if the Lock-Up Party is a natural person, to any member of the Lock-Up Party’s immediate family (“immediate family” means any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin) or to any trust for the direct or indirect benefit of the Lock-Up Party or the immediate family of the Lock-Up Party or, if the Lock-Up Securities are held by a trust, to a trustor or beneficiary of the trust or the estate of a beneficiary of such trust;
iv)to a partnership, limited liability company or other entity of which the Lock-Up Party and the immediate family of the Lock-Up Party are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

v)to a nominee or custodian of a person or entity to whom a transfer, distribution or disposition (as the case may be) would be permissible under (i) through (v) above;
vi)if the Lock-Up Party is a corporation, partnership, limited liability company or other business entity, (A) to another corporation, partnership, limited liability company or other business entity that is an affiliate (within the meaning set forth in Rule 405 under the Securities Act) of the Lock-Up Party or any investment fund or other entity which fund or entity is controlled or managed by the Lock-Up Party or affiliates of the Lock-Up Party, or (B) as part of a transfer, distribution or disposition (as the case may be) to its stockholders, partners, members or other equityholders or to the estate of any such stockholders, partners, members or other equityholders;
vii)by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement or other court order;
viii)to the Company from a current or a former employee of the Company upon death, disability or termination of employment, in each case, of such employee;
ix)if the Lock-Up Party is not an officer or director of the Company, in connection with a sale of the Lock-Up Party’s shares of common stock acquired (A) from the underwriters in connection with this offering or (B) in open market transactions after this offering;
x)to the Company in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other equity or equity-based awards or rights with respect to or to purchase shares of Class A common stock solely for the payment of exercise price and tax, remittance and other obligations due as a result of such vesting, settlement, or exercise (in each case, whether by way of “net” or “cashless” exercise or “net settlement”), provided that any such shares of Class A common stock received upon such exercise, vesting or settlement not used for the purpose of payment of exercise price and/or tax, remittance and other obligations due as a result of such vesting, settlement, or exercise shall be subject to the lock-up terms, and provided further that any such equity or equity-based awards are held by the Lock-Up Party pursuant to an agreement, stock incentive plan or other equity award plan that is described herein;
b)enter into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale or other disposition of the Lock-Up Securities, if then permitted by the us, provided that none of the securities subject to such plan may be transferred, sold or otherwise disposed of until after the expiration of the restricted period and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, shall be voluntarily made (whether by or on behalf of the Lock-Up Party, us or any other party) regarding, or that otherwise discloses, the establishment of such plan during the restricted period, and if any such filing, report or announcement shall be legally required during the restricted period, such filing, report or announcement shall clearly indicate that that none of the securities subject to such plan may be transferred, sold or otherwise disposed of pursuant to such plan until after the expiration of the restricted period;
c)transfer the Lock-Up Securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors and made to all holders of the our capital stock involving a change of control; provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the Lock-Up Securities shall remain subject to the provisions of the lock-up agreement;
d)transfer the Lock-Up Securities to us in connection with any redemption or exchange of limited partnership units in Galaxy Digital Holdings LP, or exchange or conversion of shares of Class B common stock for shares of Class A common stock; provided that any such shares of Class A common stock received upon such exchange or conversion shall be subject to the terms of this lock-up agreement;

e)exercise outstanding options, settle restricted stock units or other equity awards or exercise warrants, vest into and/or settle outstanding equity or equity-based awards or rights, as applicable, pursuant to plans described herein relating to the shares included in this prospectus; and
f)if the Lock-Up Party is a selling stockholder, sell the Lock-Up Securities in connection with this offering.
provided that:
a)in the case of any transfer pursuant to clauses (a)(i), (a)(ii), (a)(iii), (a)(iv), (a)(v) and (a)(vi) above, such transfer does not involve a disposition for value;
b)in the case of any transfer pursuant to clauses (a)(i), (a)(ii), (a)(iii), (a)(iv), (a)(v), (a)(vi) and (a)(vii) above, each permitted transferee is bound by the lock-up restrictions applicable to the relevant transferor;
c)in the case of any transfer pursuant to clauses (a)(ii), (a)(iii), (a)(iv), (a)(v) and (a)(vi) above, no filing by any party under the Exchange Act or other public filing, report or announcement reporting a reduction in beneficial ownership of the Lock-Up Securities shall be required or voluntarily made in connection with such transfer, subject to certain exceptions; and
d)in the case of any transfer pursuant to clauses (a)(i), (a)(vii), a(viii), (a)(ix) and (a)(x) above, no voluntary filing under the Exchange Act or other voluntary public filing, report or announcement, and if any such filing, report or announcement reporting a reduction in beneficial ownership of Lock-Up Securities is legally required during the restricted period, such filing, report or announcement must clearly indicate the nature and conditions of such transfer.
In addition, we have agreed, subject to certain exceptions, that, without the consent of Goldman Sachs & Co. LLC on behalf of the underwriters, we will not during the period ending 60 days after the date of this prospectus (such period, the “Company restricted period”) (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any Lock-Up Securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the Lock-Up Securities, in cash or otherwise. The lock-up restrictions applicable to us are subject to specified exceptions, including the following:
a)shares of our Class A common stock to be sold to the underwriters in connection with this offering;
b)the establishment or amendment of a trading plan on behalf of a stockholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our Class A common stock, provided that (i) such plan does not provide for the transfer of shares of our Class A common stock during the Company restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of shares of our Class A common stock may be made under such plan during the Company restricted period;
c)the offer or issuance or agreement to issue by the Company of Lock-Up Securities in connection with an acquisition, merger, joint venture, strategic alliance, commercial or other collaborative relationship or the acquisition or license by the Company or any of its subsidiaries of the securities, business, property or other assets of another person or entity or pursuant to any employee benefit plan as assumed by the Company in connection with any such acquisition or transaction, provided that the aggregate number of Lock-Up Securities that the Company may sell or issue or agree to sell or issue pursuant to this clause (c) shall not exceed 7.5% of the total number of shares of our Class A common stock outstanding immediately following the issuance of the shares of our Class A common stock in connection with this offering and all recipients of any such securities execute a lock-up agreement substantially in the form required by the underwriting agreement;

d)redemptions and exchanges of LP Units for shares of our Class A common stock;
e)the issuance of Lock-Up Securities pursuant to the conversion or exchange of convertible or exchangeable securities (including the exchangeable notes of GDH LP) or the exercise of warrants or options or similar awards (including net exercise) or the settlement of RSUs or other equity-based awards (including net settlement);
f)grants of stock options, stock awards, restricted stock, RSUs, or other equity or equity-based awards and the issuance of Lock-Up Securities (whether upon the exercise of stock options or otherwise) to the Company’s and its subsidiaries’ employees, officers, directors, advisors, consultants or prospective employees or officers, pursuant to the terms of an equity compensation plan; and
g)the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any equity compensation plan.
None of our other stockholders are subject to any of the foregoing restrictions and, accordingly, our Class A common stock or other securities held by such other stockholders may be transferred or disposed of, to, or through any broker-dealer, at any time during or following this offering, subject to such stockholder’s compliance with applicable securities laws.
Goldman Sachs & Co. LLC, on behalf of the underwriters, may release the Lock-Up Securities described above in whole or in part at any time.
See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.
Our Class A common stock is listed on the Nasdaq and the TSX under the symbol “GLXY”.
In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares of Class A common stock for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of Class A common stock or purchasing shares of Class A common stock in the open market. In determining the source of shares of Class A common stock to cover the covered short position, the underwriters will consider, among other things, the price of shares of Class A common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of Class A common stock pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares of Class A common stock for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the Representatives have repurchased shares of Class A common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq, in the OTC market or otherwise.
The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.8 million. Company has agreed to reimburse the underwriters for expenses relating to clearance of this offering with the FINRA.
The Company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
Certain Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
In particular, Jefferies LLC, Canaccord Genuity LLC and its affiliate, an affiliate of Keefe, Bruyette & Woods, Inc., ATB Securities Inc., BTIG, LLC, Compass Point Research & Trading, LLC and The Benchmark Company, LLC were initial purchasers of the 2029 Exchangeable Notes. None of the net proceeds from this offering will be used to exchange, redeem or repurchase any of the 2029 Exchangeable Notes.
Furthermore, we have engaged Galaxy Digital Partners LLC (“GDP”), a subsidiary of GDI, as a strategic advisor in connection with this offering. In connection with such engagement, GDP will not receive any fees. The Company and GDP believe that GDP qualifies as an “independent financial advisor” (as such term is defined under FINRA Rule 5110(j)(9)), and GDP is not “participating” (as such term is defined under FINRA Rule 5110(j)(16)) in this offering. GDP will not identify or solicit potential investors in this offering, participate in the preparation of any offering document or otherwise be involved in the distribution of this offering.
Settlement
We expect that delivery of the shares of Class A common stock will be made against payment therefor on or about June 3, 2025, which will be the second business day following the trade date for the shares of Class A common stock (such settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their shares of Class A common stock on any date prior to the date of delivery will be required, by virtue of the fact that the shares of Class A common stock initially will settle in T+2, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Selling Restrictions
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any shares of Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of Class A common stock may be made at any time under the following exemptions under the EU Prospectus Regulation:
a)to any legal entity which is a “qualified investor” as defined under the EU Prospectus Regulation;
b)to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or
c)in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of the shares of Class A common stock shall result in a requirement for the Company or any of the Representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of Class A common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the Representatives and the Company that it is a qualified investor within the meaning of Article 2 of the EU Prospectus Regulation.
In the case of any shares of Class A common stock being offered to a financial intermediary as that term is used in Article 1(4) of the EU Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares of Class A common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of Class A common stock to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the Representatives has been obtained to each such proposed offer or resale.
The Company, the Representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a "qualified investor" and who has notified the Representatives of such fact in writing may, with the prior consent of the Notwithstanding the above, a person who is not a "qualified investor" and who has notified the Representatives of such fact in writing may, with the prior consent of the Representatives, be permitted to acquire the shares of Class A common stock in the offer.
For the purposes of this provision, the expression an "offer to the public" in relation to any shares of Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock, and the expression "EU Prospectus Regulation" means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
An offer to the public of any shares of Class A common stock may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares of Class A common stock may be made at any time under the following exemptions under the U.K. Prospectus Regulation:
a)to any legal entity which is a "qualified investor" as defined under the U.K. Prospectus Regulation;
b)to fewer than 150 natural or legal persons (other than "qualified investors" as defined under the U.K. Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or
c)in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, "FSMA"),

provided that no such offer of shares of Class A common stock shall result in a requirement for the Company or any Representatives to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the U.K. Prospectus Regulation and each person who initially acquires any shares of Class A common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the Representatives and the Company that it is a qualified investor within the meaning of Article 2 of the U.K. Prospectus Regulation.
In the case of any shares of Class A common stock being offered to a financial intermediary as that term is used in Article 1(4) of the U.K. Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares of Class A common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of Class A common stock to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the Representatives has been obtained to each such proposed offer or resale.
The Company, the Representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a "qualified investor" and who has notified the Representatives of such fact in writing may, with the prior consent of the Representatives, be permitted to acquire the shares of Class A common stock in the offer.
For the purposes of this provision, the expression an "offer to the public" in relation to any shares of Class A common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock.
This Prospectus is only being distributed to and is only directed at: (A) persons who are outside the United Kingdom; or (B) qualified investors who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares of Class A common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the shares of Class A common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Prospectus or any of its contents.
Notice to Prospective Investors in Canada
The shares of Class A common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Notice to Prospective Investors in Hong Kong
The shares of Class A common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA")) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares of Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)
Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares of Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Notice to Prospective Investors in Japan
The shares of Class A common stock have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares of Class A common stock may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Notice to Prospective Investors in Brazil
THE OFFER AND SALE OF THE SHARES OF CLASS A COMMON STOCK HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE BRAZILIAN SECURITIES COMMISSION (COMISSÃO DE VALORES MOBILIÁRIOS, OR “CVM”) AND, THEREFORE, WILL NOT BE CARRIED OUT BY ANY MEANS THAT WOULD CONSTITUTE A PUBLIC OFFERING IN BRAZIL UNDER CVM RESOLUTION NO 160, DATED 13 JULY 2022, AS AMENDED (“CVM RESOLUTION 160”) OR UNAUTHORIZED DISTRIBUTION UNDER BRAZILIAN LAWS AND REGULATIONS. THE SHARES OF CLASS A COMMON STOCK MAY ONLY BE OFFERED TO BRAZILIAN PROFESSIONAL INVESTORS (AS DEFINED BY APPLICABLE CVM REGULATION), WHO MAY ONLY ACQUIRE THE SHARES OF CLASS A COMMON STOCK THROUGH A NON-BRAZILIAN ACCOUNT, WITH SETTLEMENT OUTSIDE BRAZIL IN NON-BRAZILIAN CURRENCY. THE TRADING OF THESE SHARES OF CLASS A COMMON STOCK ON REGULATED SECURITIES MARKETS IN BRAZIL IS PROHIBITED.

LEGAL MATTERS
The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. Cravath, Swaine & Moore LLP is acting as counsel to the underwriters.
EXPERTS
The consolidated financial statements of Galaxy Digital Holdings LP and subsidiaries as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of Galaxy Digital Inc. as of December 31, 2024 and 2023 and for each of the years in the two-year period ended December 31, 2024, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock being sold in this offering, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referenced are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.
Since the closing of the Reorganization Transactions, we have been subject to the informational and periodic reporting requirements of the Exchange Act. The SEC maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. We also maintain a website at www.galaxy.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Galaxy Digital Inc.
Condensed Consolidated Interim Statements of Operations
For the Three Months Ended March 31, 2025 and 2024
(Expressed in thousands of U.S. Dollars)
(Unaudited)

	Three Months Ended
	March 31, 2025	March 31, 2024
Revenue	$—	$—

Operating expenses:
Bank charges	—	1
Total operating expenses	—	1

Net loss before taxes	—	(1)
Income tax expense / (benefit)	—	—
Net loss	$—	$(1)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Galaxy Digital Inc.
Condensed Consolidated Interim Statements of Financial Position
As of March 31, 2025 and December 31, 2024
(Expressed in thousands of U.S. Dollars, Except Share and Per Share Data)
(Unaudited)

	March 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$1	$1
Total current assets	1	1
Total assets	$1	$1
Liabilities and stockholder’s equity
Stockholder’s equity
Common stock, par value $0.01 per share, 1,000 shares authorized, 100 shares issued and outstanding	—	—
Additional paid in capital	5	5
Retained deficit	(4)	(4)
Total stockholder’s equity	1	1
Total liabilities and stockholder’s equity	$1	$1
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Galaxy Digital Inc.
Condensed Consolidated Interim Statements of Changes in Equity
For the Three Months Ended March 31, 2025 and 2024
(Expressed in thousands of U.S. Dollars, Except Share Data)
(Unaudited)

	Common stock		Additional paid in capital	Retained earnings / (deficit)	Total
	Number	Amount
Balance at December 31, 2023	1,000	$—	$5	$(2)	$3
Loss for the period	—	—	—	(1)	(1)
Balance at March 31, 2024	1,000	$—	$5	$(3)	$2

Balance at December 31, 2024	1,000	$—	$5	$(4)	$1
Loss for the period	—	—	—	—	—
Balance at March 31, 2025	1,000	$—	$5	$(4)	$1
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Galaxy Digital Inc.
Condensed Consolidated Interim Statements of Cash Flows
For the Three Months Ended March 31, 2025 and 2024
(Expressed in thousands of U.S. Dollars)
(Unaudited)

	Three Months Ended
	March 31, 2025	March 31, 2024
Operating activities
Loss for the period	$—	$(1)
Net cash provided by / (used in) operating activities	—	(1)

Net increase / (decrease) in cash and cash equivalents	—	(1)
Cash and cash equivalents, beginning of period	1	3
Cash and cash equivalents, end of period	$1	$2
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Galaxy Digital Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)

1. ORGANIZATION
Galaxy Digital Inc. (“GDI” or the “Corporation”) is currently a wholly owned subsidiary of Galaxy Digital Holdings Ltd. (“GDHL” or “GDH Ltd.”). The Corporation was formed in Delaware on April 23, 2021, under the name Galaxy Digital Pubco Inc. The Corporation changed its name from Galaxy Digital Pubco Inc. to Galaxy Digital Inc. on September 24, 2021.
The Corporation was formed primarily for the purposes of redomiciling GDHL and Galaxy Digital Holdings LP (“GDH LP”), collectively the “existing Galaxy businesses,” to Delaware. The Corporation’s costs and obligations, including those related to the Corporation’s formation and the redomiciling transactions, have been and will be paid by GDHL except certain banking fees.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The condensed consolidated interim statements of financial position have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). As of March 31, 2025 and December 31, 2024, the Corporation did not have any subsidiaries and as such the numbers presented as of the three months ended March 31, 2025 and the year ended December 31, 2024 are on a stand-alone basis.
Cash and Cash Equivalents
Cash and cash equivalents includes cash on hand and deposits in financial institutions.
Expenses
The Corporation was charged certain banking fees. These fees are recognized as incurred and presented in the Corporation’s consolidated statements of operations as operating expenses.
3. COMMITMENTS AND CONTINGENCIES
In the ordinary course of business, the Corporation and its affiliates may be threatened with, named as defendants in, or made parties to pending and potential legal actions, including class actions, arbitrations or other disputes. The Corporation’s affiliates are subject to oversight by numerous regulatory and other governmental agencies and may receive inspection requests, investigative subpoenas and requests from regulators for documents and information, which could lead to enforcement investigations and actions. The Corporation reviews any lawsuits, regulatory investigations, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with its accounting policies.
On March 27, 2025, the Corporation, GDHL and certain of its affiliates reached an agreement with the New York State Attorney General to resolve civil claims relating to certain investments, trading, and public statements made in connection with the LUNA digital asset from late 2020 to 2022. As of March 31, 2025 and December 31, 2024, GDH LP accrued a legal provision of $186 million and $182 million, respectively. The accrued amounts include the impact of discounting the estimated cash flows. The undiscounted amount of the settlement is $200 million and payable between 2025 and 2028. Under the terms of the settlement, GDH LP also agreed to, among other things, compliance enhancements related to public statements about cryptocurrency and purchases and sales of cryptocurrency.
4. STOCKHOLDER’S EQUITY
The Corporation is authorized to issue 1,000 shares of Common Stock, par value $0.01 per share. On April 23, 2021, the Corporation issued 100 shares of Common Stock to GDHL in exchange for a nominal amount of cash. In September 2023, the Corporation was capitalized with additional funds for the Corporation to cover banking fees.

Galaxy Digital Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
5. INCOME TAXES
Galaxy Digital Inc. is a US Corporation treated as a corporation for U.S. Federal tax purposes.
Provision for income taxes is provided for using the asset and liability method, whereby deferred income tax assets and liabilities are recognized for the expected future tax consequences of the differences between the U.S. GAAP and tax bases of assets and liabilities, measured at the balance sheet date using the tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when, based on the weight of all available evidence, management determines it is more likely than not that some portion or all of the deferred tax assets will not be realized. Significant judgment is required in determining whether a valuation allowance should be established, as well as the amount of such allowance.
The Corporation recognizes the income tax accounting effects of changes in tax law or rates (including retroactive changes) in the period of enactment.
The Corporation analyzes its tax filing positions in all tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions, which include all periods starting from 2020. If the Corporation determines that uncertainties in tax positions exist, the Corporation recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. The tax benefit recognized in the financial statements for a particular tax position is based on the greatest benefit that is more likely than not to be realized.
Due to the complexity of tax laws and the required interpretations by both the taxpayer and respective taxing authorities, significant judgment is required in determining tax expense / (benefit) and in evaluating tax positions and related uncertainties under U.S. GAAP. The Corporation reviews its tax positions quarterly and adjusts its tax balances, as necessary, when new legislation is passed or new information becomes available. Interest and penalties, when applicable, related to income taxes are recorded within Income taxes expense / (benefit) in the Corporation’s consolidated statements of operations.
6. SUBSEQUENT EVENTS
Effective May 13, 2025, GDI, GDHL and GDH LP consummated a series of transactions resulting in the reorganization of Galaxy’s corporate structure (the “Reorganization Transactions”). Under the terms of the Reorganization Transactions, GDHL and GDH LP changed their jurisdiction of incorporation from the Cayman Islands to the state of Delaware, and GDI became the successor public company of GDHL, with all outstanding GDHL ordinary shares becoming Class A common stock of GDI.

Galaxy Digital Holdings LP
Condensed Consolidated Interim Statements of Operations
For the Three Months Ended March 31, 2025 and 2024
(Expressed in thousands of U.S. Dollars)
(Unaudited)

	Three Months Ended March 31, 2025	Three Months Ended March 31, 2024
Revenues	$12,976,206	$9,335,372
Net gain / (loss) on digital assets	(18,223)	346,393
Net gain / (loss) on investments	(133,167)	63,018
Net gain / (loss) on derivatives trading	31,059	83,640
Revenues and gains / (losses) from operations	12,855,875	9,828,423
Operating expenses:
Transaction expenses	13,059,439	9,313,616
Compensation and benefits	56,953	61,071
General and administrative	86,575	19,685
Technology	9,887	6,492
Professional fees	20,772	13,629
Notes interest expense	14,071	6,976
Total operating expenses	13,247,697	9,421,469
Other income / (expense):
Unrealized gain / (loss) on notes payable - derivative	89,606	(9,713)
Other income / (expense), net	672	213
Total other income / (expense)	90,278	(9,500)
Net income / (loss) before taxes	$(301,544)	$397,454
Income taxes expense / (benefit)	(6,112)	9,327
Net income / (loss)	$(295,432)	$388,127

Galaxy Digital Holdings LP
Condensed Consolidated Interim Statements of Financial Position
As of March 31, 2025 and December 31, 2024
(Expressed in thousands of U.S. Dollars)
(Unaudited)

	March 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$509,438	$462,103
Digital intangible assets (includes $1,671.3 and $1,997.4 million measured at fair value)	2,123,860	2,547,581
Digital financial assets	514,479	359,665
Digital assets loan receivable, net of allowance	280,095	579,530
Investments	545,754	834,812
Assets posted as collateral	506,634	277,147
Derivative assets	128,353	207,653
Accounts receivable (includes $4.5 and $4.2 million due from related parties)	28,864	55,279
Digital assets receivable	17,674	53,608
Loans receivable	407,966	476,620
Prepaid expenses and other assets	29,884	26,892
Total current assets	5,093,001	5,880,890
Non-current assets
Digital assets receivable	1,996	7,112
Investments (includes $669.6 and $745.5 million measured at fair value)	736,060	808,694
Digital intangible assets	15,030	20,979
Loans receivable, non-current	56,800	—
Property and equipment, net	262,216	237,038
Other non-current assets	113,052	107,105
Goodwill	58,037	58,037
Total non-current assets	1,243,191	1,238,965
Total assets	$6,336,192	$7,119,855
Liabilities and Equity
Current liabilities
Derivative liabilities	89,702	165,858
Accounts payable and accrued liabilities (includes $111.0 and $96.9 million due to related parties)	270,468	281,531
Digital assets borrowed	1,760,455	1,497,609
Payable to customers	19,288	19,520
Loans payable	345,249	510,718
Collateral payable	943,513	1,399,655
Other current liabilities	73,358	13,034
Total current liabilities	3,502,033	3,887,925
Non-current liabilities
Notes payable	763,798	845,186
Digital assets borrowed, non-current	6,603	—
Other non-current liabilities	162,114	192,392
Total non-current liabilities	932,515	1,037,578
Total liabilities	4,434,548	4,925,503
Commitments and contingencies (Note 17)
Equity
Unit holders’ capital	1,901,644	2,194,352
Total equity	1,901,644	2,194,352
Total liabilities and equity	$6,336,192	$7,119,855
The accompanying notes are an integral part of these consolidated financial statements.

Galaxy Digital Holdings LP
Condensed Consolidated Interim Statements of Changes in Equity
For the Three Months Ended March 31, 2025 and 2024
(Expressed in thousands of U.S. Dollars except share data)
(Unaudited)

	Class A Unit Capital		Class B Unit Capital		Total
	Number	Amount	Number	Amount
Balance at December 31, 2023	109,299,332	$708,481	215,928,474	$1,002,690	$1,711,171
Equity based compensation	—	6,271	—	12,411	18,682
Distributions	—	(12,696)	—	(24,002)	(36,698)
Vesting of Class B Units	—	—	—	—	—
Exchange of Class B Units	—			—	—
Cancellation of Class A Units	(8,234)	(774)	—	—	(774)
Issuance of Class A Units, net of issuance cost	254,387	153	—	—	153
Other	—	(206)	—	(406)	(612)
Income for the period	—	130,339	—	257,788	388,127
Balance at March 31, 2024	109,545,485	$831,568	215,928,474	$1,248,481	$2,080,049

Balance at December 31, 2024	127,577,780	$949,730	215,862,343	$1,244,622	$2,194,352
Equity based compensation	—	5,110	—	8,628	13,738
Distributions	—	(3,571)	—	(5,865)	(9,436)
Exchange of Class B Units	—	—	—	—	—
Cancellation of Class A Units	(61,040)	(3,288)	—	—	(3,288)
Issuance of Class A Units, net of issuance cost	485,977	2,247	—	—	2,247
Other	—	(259)	—	(278)	(537)
Income for the period	—	(109,942)	—	(185,490)	(295,432)
Balance at March 31, 2025	128,002,717	$840,027	215,862,343	$1,061,617	$1,901,644
The accompanying notes are an integral part of these consolidated financial statements.

Galaxy Digital Holdings LP
Condensed Consolidated Interim Statements of Cash Flows
For the Three Months Ended March 31, 2025 and 2024
(Expressed in thousands of U.S. Dollars)
(Unaudited)

	Three Months Ended March 31, 2025	Three Months Ended March 31, 2024
Operating activities
Income / (loss) for the period	$(295,432)	$388,127
Adjustments for:
Digital assets sales revenue	(5,535,721)	(1,242,643)
Digital assets sales cost	5,552,501	1,179,478
Impairment of digital assets	49,070	3,253
Depreciation and amortization	13,591	9,500
Other impairment	49,222	—
Equity based compensation	13,738	18,652
Noncash expense from borrowing	25,327	16,064
Noncash lending and net staking income	(34,839)	(20,436)
Net (gain) / loss on digital assets	18,223	(346,393)
Net (gain) / loss on investments	133,167	(63,018)
Net (gain) /loss on derivatives trading	(31,059)	(83,640)
Net unrealized gain / (loss) on notes payable – derivative	(89,606)	9,713
Noncash notes interest expense	14,071	6,976
Net deferred tax expense / (benefit)	(7,152)	3,514
Other noncash adjustments	(1,208)	(1,329)
Changes in operating assets and liabilities:
Digital assets	198,148	244,945
Digital assets receivable	41,528	197
Derivative assets / liabilities	34,203	151,095
Accounts receivable	24,753	(1,353)
Prepaid expenses and other assets	(3,562)	2,199
Assets posted as collateral	—	(12,409)
Collateral payable	(25,577)	11,717
Accounts payable and accrued liabilities	(15,069)	(3,852)
Other current liabilities	65,911	(194,013)
Other non-current liabilities	(34,815)	(1,285)
Net cash provided by / (used in) operating activities	159,413	75,059
Investing activities
Proceeds from paydowns and maturities of loans receivable	64,072	33,109
Disbursements for loans receivable	(52,593)	(45,502)
Purchase of property, equipment and intangible assets	(91,642)	(25,166)
Disposal of property and equipment	7,954	1,560
Purchase of investments	(645,333)	(2,261,582)
Proceeds and distributions from investments	781,642	1,930,839
Net cash provided by / (used in) investing activities	64,100	(366,742)
Financing activities
Payable to customers	(232)	77,298
Proceeds from loans payable	61,921	202,826
Repayments of loans payable	(32,470)	(20,500)

Galaxy Digital Holdings LP
Condensed Consolidated Interim Statements of Cash Flows
For the Three Months Ended March 31, 2025 and 2024
(Expressed in thousands of U.S. Dollars)
(Unaudited)

	Three Months Ended March 31, 2025	Three Months Ended March 31, 2024
Margin loans payable, net	(194,920)	—
Share issuance, net of costs	2,247	153
Distributions	(9,436)	(36,698)
Cancellation of Class A Units withheld	(3,288)	(774)
Net cash provided by / (used in) financing activities	(176,178)	222,305
Net increase / (decrease) in cash and cash equivalents	47,335	(69,378)
Cash and cash equivalents, beginning of period	462,103	316,610
Cash and cash equivalents, end of period	$509,438	$247,232
Supplemental disclosure of cash flow information and noncash investing and financing activities:
Cash paid during the year for:
Interest	$10,931	$1,915
Taxes	2,314	378
Significant noncash investing and financing activities:
Digital assets loan receivable, net of allowance	299,709	9,286
Assets posted as collateral	231,217	157,213
Digital assets borrowed	269,449	577,305
Collateral payable	430,565	91,759
Purchase of investments with noncash contributions	9,352	9,934
Proceeds from investments included in receivables	70	—
Proceeds from investments received as digital assets	96,461	6,714
Additions to property, plant and equipment and intangible assets	753	2,101
Disposals of property, plant and equipment and intangible assets	1,370	—
Reclassification between derivatives and investments	—	389
Origination of loans receivable with noncash consideration	—	2,966
The accompanying notes are an integral part of these consolidated financial statements.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)

1. BASIS OF PRESENTATION
The Company
Galaxy Digital Holdings LP (“GDH LP” and, together with its consolidated subsidiaries, the “Company,” “Galaxy,” “we,” “us,” or “our”) is a Cayman Islands exempted limited partnership formed on May 11, 2018. The Company’s principal address is 300 Vesey Street, New York, New York 10282.
GDH LP, an operating partnership, is managed by the board of managers and officers of its general partner, Galaxy Digital Holdings GP LLC (“GDH GP” or the “General Partner”). Galaxy is a Cayman exempted limited partnership which is treated as a partnership for U.S. federal tax purposes. Galaxy Digital Holdings Ltd. (“GDH Ltd.”) holds a minority investment in the Company and has an active public listing on the Toronto Stock Exchange (“TSX”) under the ticker “GLXY.”
Galaxy is a technology-driven diversified financial services and investment management firm that provides institutions with a full suite of scaled financial solutions spanning the digital assets ecosystem. Galaxy’s mission is engineering a new economic paradigm. Today, the Company is primarily focused on digital assets and blockchain technology, and how these technological innovations will alter the way we store and transfer value. The Company manages and reports its activities in the following three operating segments: Digital Assets, Data Centers, and Treasury and Corporate.
General Partner
GDH GP is a limited liability company incorporated under the laws of the Cayman Islands on July 26, 2018 and serves as the general partner of GDH LP. The sole member of the General Partner is Galaxy Group Investments LLC (“GGI”). The General Partner has a board of managers and officers (the “Board of Managers”). On November 24, 2022, GDH LP, GDH GP, GDH Ltd. and GDH Intermediate LLC (a wholly-owned subsidiary of GDH Ltd.) entered into a fifth amended and restated limited partnership agreement (as amended from time to time, the “LPA”).
Basis of Presentation
The accompanying condensed consolidated interim financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). The condensed consolidated interim financial statements include the accounts of GDH LP, its wholly-owned subsidiaries and all entities in which it holds a controlling financial interest. All intercompany balances and transactions have been eliminated.
We have prepared the accompanying unaudited condensed consolidated interim financial statements in accordance with the accounting policies described in the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2024 and the interim reporting requirements of Regulation S-X for the three months ended March 31, 2025. Accordingly, certain information and note disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024. The Company’s interim results are not necessarily indicative of its results for a full year.
2. SIGNIFICANT ACCOUNTING POLICIES
Except for the items described below, the Company has applied its accounting policies consistently from the previously disclosed annual financial statements.
Recent Accounting Developments
In January 2025, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 122 (“SAB 122”), which rescinds the interpretive guidance previously provided in SAB No. 121 (“SAB 121”). SAB 121 had required entities to recognize a liability and corresponding asset for their obligation to safeguard crypto-assets held for platform users. With the issuance of SAB 122, entities are no longer mandated to recognize

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
such liabilities and assets solely based on safeguarding responsibilities. Instead, entities should assess whether to recognize a liability related to the risk of loss under such obligations by applying the recognition and measurement requirements for contingencies as outlined in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 450-20, Loss Contingencies. In March 2025, the FASB issued ASU 2025-02, Liabilities (Topic 405) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122, which incorporates SEC Staff Accounting Bulletin No. 122 into the Codification. The Company adopted SAB 122 and ASU 2025-02 during the year ended December 31, 2024 on a fully retrospective basis.
3. BUSINESS COMBINATIONS
Fierce
On December 9, 2024, a subsidiary controlled by the Company acquired all shares of Fierce Technology, Inc. (“Fierce”), which provides financial application software, for approximately $12.5 million ($3.0 million in cash and $9.5 million in equity). The Company determined that the acquisition of Fierce constituted a business combination under ASC Topic 805, Business Combinations (“ASC 805”).
The consideration transferred was measured at the fair value of the cash and equity paid, and the estimated contingent consideration of approximately $1.2 million, in the form of GDH Ltd. shares, that is payable by the Company upon determination of the final working capital amounts. The Company recognized the following assets and liabilities in relation to the acquisition of Fierce:

(in thousands)
Cash	$315
Intangible assets	411
Goodwill	8,588
Other non-current assets	3,296
Total assets	$12,610

Deferred tax liability	$110
Total liabilities	$110
The Company recorded $8.6 million of goodwill which was attributed to the Digital Assets segment. Goodwill represents the future economic benefit arising from assets acquired which could not be individually identified and separately recognized. Goodwill was attributed to the expected synergies from combining operations with GDH LP and the expected future cash flows of the combined business. The Company also recognized a deferred tax asset of $3.3 million related to the net operating losses of Fierce that the Company expects to utilize. The goodwill from this acquisition is not deductible for tax purposes.
Acquired intangible assets included trade names, trademarks, and technology platforms valued at $0.4 million. The intangible assets were measured at acquisition date fair value using an income approach in accordance with the Company’s accounting policies.
The Company incurred acquisition related transaction costs of $0.2 million, of which the majority represented legal fees. The revenue and net income included in the Company’s consolidated statements of operations contributed by Fierce for the year ended December 31, 2024, from the date of the acquisition, were not material to the Company. The pro forma impact of the acquisition on the Company’s revenue and net income for the years ended December 31, 2024 and 2023 would not have been material to the Company.
CryptoManufaktur
On July 18, 2024, a subsidiary controlled by the Company acquired the assets of CryptoManufaktur LLC (“CMF”) for approximately $12.4 million. The Company determined that the acquisition of CMF constituted a

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
business combination under ASC 805. CMF provides staking infrastructure, primarily on the Ethereum blockchain, as well as data oracle services.
The consideration transferred was measured at the fair value of the cash and equity paid, and the estimated contingent consideration of approximately $5.5 million, which is payable by the Company if CMF achieves certain financial and operating targets through the end of 2026. On February 28, 2025, an additional 76,573 shares were issued for milestone consideration. The Company recognized the following assets and liabilities in relation to the acquisition of CMF on July 18, 2024:

(in thousands)
Intangible assets	$7,213
Goodwill	5,193
Counterparty digital assets	943,445
Total assets	$955,851

Counterparty digital asset obligations	943,445
Accounts payable and accrued liabilities	21
Total liabilities	$943,466
The Company recorded $5.2 million of goodwill which was attributed to the Digital Infrastructure Solutions segment. Goodwill represents the future economic benefit arising from assets acquired which could not be individually identified and separately recognized. Goodwill was attributed to the expected synergies from combining operations with GDH LP and the expected future cash flows of the combined business. The Company expects all of the goodwill from this acquisition to be deductible for tax purposes.
Acquired intangible assets included customer relationships valued at $7.2 million, which will be amortized over an estimated useful life of 5 years. The intangible assets were measured at acquisition date fair value using an income approach in accordance with the Company’s accounting policies.
The Company incurred acquisition related transaction costs of $0.5 million of which the majority represented professional fees. The revenue and net income included in the Company’s condensed consolidated interim statements of operations contributed by CMF from the date of the acquisition were not material to the Company. The pro forma impact of the acquisition on the Company’s revenue and net income for the year ended December 31, 2024 would have been an increase of approximately $22 million and $2 million, respectively. The pro forma impact of the acquisition on the Company’s revenue and net income for the year ended December 31, 2023 would have been $21 million and $1 million, respectively.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
4. REVENUES
The following tables provide additional details related to the Company’s Revenues for the three months ended March 31, 2025 and 2024.

(in thousands)	Digital Assets	Data Centers	Treasury and Corporate	March 31, 2025
Digital assets sales	$12,849,568	$—	$—	$12,849,568
Fees	14,580	—	(3,063)	11,517
Blockchain rewards	80,700	—	(9,588)	71,112
Proprietary mining	—	—	11,236	11,236
Revenues from contracts with customers	12,944,848	—	(1,415)	12,943,433

Blockchain rewards from non-customers	1,055	—	4,309	5,364
Lending	25,626	—	1,783	27,409
Total revenues	$12,971,529	$—	$4,677	$12,976,206

(in thousands)	Digital Assets	Data Centers	Treasury and Corporate	March 31, 2024
Digital assets sales	$9,257,178	$—	$—	$9,257,178
Fees	18,854	—	9,274	28,128
Blockchain rewards	8,251	—	2,023	10,274
Proprietary mining	—	—	20,128	20,128
Revenues from contracts with customers	9,284,283	—	31,425	9,315,708

Blockchain rewards from non-customers	2,910	—	—	2,910
Lending	15,376	—	1,378	16,754
Total revenues	$9,302,569	$—	$32,803	$9,335,372
5. TRANSACTION EXPENSES
The Company incurred the following Transaction expenses for the three months ended March 31, 2025 and 2024.

(in thousands)	Digital Assets	Data Centers	Treasury and Corporate	March 31, 2025
Digital assets sales costs	$12,839,085	$—	$—	$12,839,085
Impairment of digital assets	78,308	—	34,121	112,429
Blockchain reward distributions	67,766	—	(11,320)	56,446
Borrowing costs	5,789	—	28,049	33,838
Mining and hosting costs	—	—	5,534	5,534
Other transaction expenses (1)	8,220	—	3,887	12,107
Transaction expenses	$12,999,168	$—	$60,271	$13,059,439

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)

(in thousands)	Digital Assets	Data Centers	Treasury and Corporate	March 31, 2024
Digital assets sales costs	$9,247,968	$—	$—	$9,247,968
Impairment of digital assets	8,934	—	16,591	25,525
Blockchain reward distributions	5,594	—	(5,215)	379
Borrowing costs	4,009	—	13,874	17,883
Mining and hosting costs	—	—	15,255	15,255
Other transaction expenses (1)	5,620	—	986	6,606
Transaction expenses	$9,272,125	$—	$41,491	$9,313,616
__________________
(1)Other transaction expenses include trading commissions, custody, and exchange fees.
6. DIGITAL ASSETS
The following tables provide additional detail related to the digital assets as of March 31, 2025 and December 31, 2024:

(in thousands)	Digital intangible assets, current	Digital financial assets	Digital intangible assets, non-current	March 31, 2025
Digital intangible assets (includes $1,020.2 million measured at fair value)	$1,054,836	$—	$4,957	$1,059,793
Digital financial assets	—	126,950	—	126,950
Total self-custodied (1)	1,054,836	126,950	4,957	1,186,743

Digital intangible assets (includes $471.0 million measured at fair value)	589,898	—	10,073	599,971
Digital financial assets	—	350,949	—	350,949
Total held with third parties, including centralized trading platforms	589,898	350,949	10,073	950,920

Collateral posted with counterparties (2) (measured at fair value)	195,059	—	—	195,059

Receipt tokens from decentralized finance protocols (3)	112,155	20,095	—	132,250
Other digital assets associated with decentralized finance protocols (3) (4)	171,912	16,485	—	188,397
Total digital assets associated with decentralized finance protocols	284,067	36,580	—	320,647
Total digital assets	$2,123,860	$514,479	$15,030	$2,653,369

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)

(in thousands)	Digital intangible assets, current	Digital financial assets	Digital intangible assets, non-current	December 31, 2024
Digital intangible assets (includes $1,480.9 million measured at fair value)	$1,544,377	$—	$75	$1,544,452
Digital financial assets	—	353,459	—	353,459
Total self-custodied (1)	1,544,377	353,459	75	1,897,911

Digital intangible assets (includes $451.4 million measured at fair value)	523,002	—	20,904	543,906
Digital financial assets	—	1,392	—	1,392
Total held with third parties, including centralized trading platforms	523,002	1,392	20,904	545,298

Collateral posted with counterparties (2) (measured at fair value)	85,874	—	—	85,874

Receipt tokens from decentralized finance protocols (3)	298,263	—	—	298,263
Other digital assets associated with decentralized finance protocols (3) (4)	96,065	4,814	—	100,879
Total digital assets associated with decentralized finance protocols	394,328	4,814	—	399,142
Total digital assets	$2,547,581	$359,665	$20,979	$2,928,225
_______________
(1)Includes digital assets subject to sale restrictions, as well as certain digital assets bonded to validator nodes. Excludes digital assets issued by decentralized finance protocols which are self-custodied.
(2)Digital intangible assets posted as collateral under master loan agreements to third parties, for which control has not transferred, supports digital asset and fiat borrowings of $117.6 million and $53.7 million as of March 31, 2025 and December 31, 2024, respectively.
(3)Digital assets associated with decentralized finance protocols collectively support borrowings on these platforms of $23.2 million and $124.9 million as of March 31, 2025 and December 31, 2024, respectively. Decentralized finance protocols typically require borrowers to maintain a loan to value ratio of no greater than 70% and 100%.
(4)Includes self-custodied wrapped digital assets and digital assets held in smart contracts where the Company retains control.
Digital Assets Associated with Decentralized Finance Protocols
Receipt Tokens from Decentralized Finance Protocols
Receipt tokens from decentralized finance protocols are digital assets issued by decentralized protocols which derive their value from other digital assets. These tokens allow the holder to redeem the underlying digital assets from the decentralized protocols. Although these receipt tokens are generally stored in the Company’s self-custodied wallets, their economic values are derived from the operations of the protocols that issued the tokens and other digital assets that are held in such protocols via smart contracts. These receipt tokens are used in trading, borrowing and staking on decentralized finance protocols.
Other Digital Assets Associated with Decentralized Finance Protocols
In order to transact on decentralized finance protocols, the Company converts some of its digital assets into wrapped tokens (e.g., “wBTC” and “wETH”). Wrapped tokens are digital assets that can interact with smart contracts or operate on another blockchain. The Company typically wraps digital assets in expectation of deploying them on decentralized finance protocols.
Some decentralized finance protocols may hold the Company’s digital assets in a smart contract from which only the Company can redeem the digital assets. These decentralized finance protocols do not issue receipt tokens and do not obtain control of the Company’s digital assets. Therefore the tokens continue to be recognized by the Company.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
Digital Assets Subject to Lock-up Schedules
Certain digital assets are subject to sale restrictions through lock-up schedules typically associated with purchases from foundations. Digital assets restricted by lock-up schedules which have not yet been received by the Company are recognized as Digital assets receivable.
The Company held $41.4 million and $59.9 million of digital assets restricted by lock-up schedules as of March 31, 2025 and December 31, 2024. The fair value of digital assets subject to sale restrictions by lock-up schedule acquired prior to January 1, 2024 includes a discount for lack of marketability. Sale restrictions associated with these digital assets range from approximately one week to approximately 3 years.
Staked Digital Assets
The Company had staked $266.8 million and $371.7 million of digital assets, including digital assets staked on decentralized finance protocols (i.e., liquid staked tokens), as of March 31, 2025 and December 31, 2024, respectively. The Company’s ability to sell or transfer staked digital assets is subject to restrictions related to unbonding periods, which are based on network traffic on the respective blockchains. As of March 31, 2025 and December 31, 2024, the majority of staked digital assets on various blockchains including Ethereum could be unbonded within 7 and 11 days, respectively. The majority of the Company’s staked digital assets are bonded to nodes operated by the Company. The blockchain rewards generated from proprietary staking activities for the three months ended March 31, 2025 and 2024 were $6.2 million and $12.3 million, respectively.
Digital Assets Rollforward
The following tables summarize the activity within our significant digital asset classes for the three months ended March 31, 2025 and the year ended December 31, 2024:

Assets (in thousands)	Carrying value as of December 31, 2024	Purchases and receipts (1)	Sales or disbursements (2)	Net transferred (borrow / loaned) (3)	Impairment	Gains (4)	Losses (4)	Carrying value as of March 31, 2025
Digital intangible assets	$550,203	$2,906,707	$(3,122,560)	$153,760	$(112,429)	$76,888	$(55)	$452,514
Digital intangible assets at fair value	2,018,357	11,118,886	(11,141,072)	265,154	—	347,812	(922,761)	1,686,376
Digital financial assets	359,665	4,092,639	(3,940,321)	4,707	—	973	(3,184)	514,479
Total digital assets	$2,928,225	$18,118,232	$(18,203,953)	$423,621	$(112,429)	$425,673	$(926,000)	$2,653,369

Assets (in thousands)	Carrying value as of December 31, 2023	Purchases and receipts (1)	Sales or disbursements (2)	Net transferred (borrow / loaned) (3)	Impairment	Gains (4)	Losses (4)	Carrying value as of December 31, 2024
Digital intangible assets	$277,634	$13,951,687	$(13,788,542)	$(54,557)	$(331,920)	$522,732	$(26,831)	$550,203
Digital intangible assets at fair value	736,151	36,373,625	(36,833,231)	717,704	—	2,772,182	(1,748,074)	2,018,357
Digital financial assets	74,386	12,231,270	(11,756,032)	(190,266)	—	2,507	(2,200)	359,665
Total digital assets	$1,088,171	$62,556,582	$(62,377,805)	$472,881	$(331,920)	$3,297,421	$(1,777,105)	$2,928,225
__________________
(1)Includes receipts of digital intangible assets and digital financial assets resulting from non-revenue transactions (e.g., cross-chain swaps of similar assets), receipt of loan interest, and pre-launch investments and other investment distributions.
(2)Digital intangible assets consists of digital assets sales costs, excluding impairment, included within Transaction expense in the condensed consolidated interim statement of operations and disbursements of digital assets to satisfy certain liabilities. Digital financial assets includes disbursements to satisfy certain liabilities.
(3)Includes all movements impacting the Digital intangible assets and Digital financial assets line items in the condensed consolidated interim statement of financial position associated with digital asset lending and borrowing activities including collateral and fair value revaluations, as applicable.
(4)Includes realized gains of $365.2 million and $3.2 billion and realized losses of $820.7 million and $1.6 billion for the three months ended March 31, 2025 and the year ended December 31, 2024, respectively.
Significant Digital Asset Holdings
The Company’s digital asset balance includes digital assets borrowed from counterparties, deposited by counterparties as collateral for which Galaxy has control, and any digital assets which Galaxy has pledged as

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
collateral and retains control. The following tables show our most significant gross digital asset holdings as of March 31, 2025 and December 31, 2024:

	March 31, 2025
(in thousands except for quantity)	Quantity	Historical cost	Carrying value
Bitcoin	12,830	$1,089,965	$1,058,936
USDC	426,423,591	426,867	426,338
Ether	155,026	301,742	282,468
SOL	995,072	124,293	123,918
XRP	16,931,695	38,010	35,380
USDG	30,558,143	30,566	30,558
SUI	12,037,421	30,124	27,283
Other	not meaningful	274,143	215,974
Digital assets measured at fair value		2,315,710	2,200,855
Digital assets not measured at fair value	not meaningful	511,991	452,514
Total digital assets		$2,827,701	$2,653,369

	December 31, 2024
(in thousands except for quantity)	Quantity	Historical cost	Carrying value
Bitcoin	13,704	$1,335,194	$1,277,816
Ether	112,248	378,907	373,871
USDC	333,713,029	334,224	333,652
SOL	498,767	73,567	94,288
UNI	5,216,565	71,911	68,922
TIA	9,626,784	17,995	34,116
Other	not meaningful	231,228	195,357
Digital assets measured at fair value		2,443,026	2,378,022
Digital assets not measured at fair value	not meaningful	598,295	550,203
Total digital assets		$3,041,321	$2,928,225
As of March 31, 2025 approximately 40% and 15% of the Company’s digital assets associated with decentralized finance protocols relate to digital assets issued by Coinbase wrapped bitcoin and Aave, respectively.
7. DIGITAL ASSETS LOAN RECEIVABLE AND DIGITAL ASSETS BORROWED
In the ordinary course of business, the Company enters into agreements to borrow digital assets to finance the Company’s trading operations. The Company may lend digital assets borrowed from counterparties or acquired through other operations. As of March 31, 2025 and December 31, 2024, no Digital asset loans receivable were past due.
Digital Assets Loan Receivable, Net of Allowance

(in thousands)	March 31, 2025	December 31, 2024
Digital asset loans receivable	$280,245	$579,954
Less: Allowance for credit losses	(150)	(424)
Digital asset loans receivable, net	$280,095	$579,530

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
Collateral Payable Associated with Digital Assets Loan Receivable

(in thousands)	March 31, 2025	December 31, 2024
Collateral payable - Digital assets	$286,781	$673,427
Collateral payable - Cash	41,966	44,535
Collateral payable associated with digital assets loan receivable	$328,747	$717,962
Digital Assets Borrowed

(in thousands)	March 31, 2025	December 31, 2024
Digital assets borrowed - current	$1,760,455	$1,497,609
Digital assets borrowed - non-current	6,603	$—
Digital assets borrowed	$1,767,058	$1,497,609
The Company borrows digital assets from both over-the-counter and decentralized finance sources. The most significant digital assets borrowings as of March 31, 2025 were bitcoin and tether, including associated wrapped tokens, which represented approximately 78% of total Digital assets borrowed. The most significant digital assets borrowings as of December 31, 2024 were bitcoin, ether, DAI, and SOL, including associated wrapped tokens, which represented approximately 87% of total Digital assets borrowed.
Assets Posted as Collateral Associated with Digital Assets Borrowed

(in thousands)	March 31, 2025	December 31, 2024
Assets posted as collateral - Digital intangible assets	$309,065	$84,221
Assets posted as collateral - Digital financial assets	—	—
Less: Allowance for credit loss	(2,477)	(826)
Assets posted as collateral associated with digital assets borrowed	$306,588	$83,395
Collateral deposited in decentralized finance protocols associated with digital asset loans payable to the decentralized protocols are recognized in Digital intangible assets. Collateral posted with counterparties for which the Company retains control are also recognized in Digital intangible assets. Refer to Note 6 for additional information regarding Digital intangible assets.
8. DERIVATIVES
The Company enters into derivative contracts primarily for the purpose of trading, risk management, and hedging of operating costs. For the three months ended March 31, 2025 and March 31, 2024, the Company recognized $31.1 million and $83.6 million, respectively, of net derivative gain related to free-standing derivatives.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
The breakdown of the Company’s derivatives portfolio, as of March 31, 2025 and December 31, 2024 was as follows (in thousands):
March 31, 2025

(in thousands)	Notional Amounts (1)	Gross Fair Value-Derivative Assets	Gross Fair Value-Derivative Liabilities
Digital assets	$3,041,477	$95,127	$(67,313)
Foreign currencies	730,533	19,349	(14,026)
Equity securities	597,258	13,720	(6,993)
Interest rates	297,729	157	(708)
Commodities	11,563	—	(662)
	4,678,561	128,353	(89,702)

Digital assets receivable	4,036	19,670	—
Embedded derivatives — Digital assets borrowed	1,949,500	223,469	(41,027)
Embedded derivatives — Collateral payable	978,134	143,027	(58,988)
Embedded derivatives — Notes payable	847,500	—	(46,586)
December 31, 2024

(in thousands)	Notional Amounts (1)	Gross Fair Value-Derivative Assets	Gross Fair Value-Derivative Liabilities
Digital assets	$4,685,112	$185,208	$(145,493)
Foreign currencies	19,259	12,064	(10,483)
Equity securities	1,049,846	10,343	(9,683)
Interest rates	5,002	19	(13)
Commodities	10,583	19	(186)
	5,769,802	207,653	(165,858)

Digital assets receivable	3,911	60,720	—
Embedded derivatives — Digital assets borrowed	1,269,013	24,039	(252,635)
Embedded derivatives — Collateral payable	1,219,247	55,848	(161,261)
Embedded derivatives — Notes payable	847,500	—	(136,192)
__________________
(1)Notional amounts represent the U.S. Dollar denominated size of the underlying assets for the derivative instruments. They do not accurately reflect the Company’s economic exposure as they do not reflect the Company’s long and short derivative positions.
The below table represents the breakdown of collateral payable associated with derivative positions as of March 31, 2025 and December 31, 2024:

(in thousands)	March 31, 2025	December 31, 2024
Collateral payable — Digital assets	$28,569	$30,600
Collateral payable — Cash	7,452	30,460
Collateral payable associated with derivatives	$36,021	$61,060
The Company did not post any collateral in association with its derivative positions as of March 31, 2025 and December 31, 2024.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
9. INVESTMENTS
Net gain / (loss) on investments in the Company’s condensed consolidated interim statements of operations consists of the following:
•Net realized gains / (losses) related to sales of investments were $153.0 million and $(172.8) million for the three months ended March 31, 2025 and March 31, 2024, respectively.
•Net change in unrealized gains / (losses) related to investments were $(286.1) million and $235.9 million for the three months ended March 31, 2025 and March 31, 2024, respectively.
•Accumulated net unrealized gains / (losses) related to investments held in the Company’s condensed consolidated interim statements of financial position were $337.1 million and $627.1 million as of March 31, 2025 and December 31, 2024, respectively.
Investments at Measurement Alternative
The following table presents investments for which the measurement alternative has been elected. These investments have been valued at cost less impairment and where applicable at observable transaction prices based on orderly transactions for the identical or similar investments of the same issuer.

		Impairment		Upward Adjustments
(in thousands)	Carrying Value	Period to date	Cumulative	Period to date	Cumulative
March 31, 2025	$66,412	$(1,282)	$(60,591)	$1,642	$64,834
December 31, 2024	$63,227	$(6,990)	$(59,608)	$2,214	$63,652
For the three months ended March 31, 2025 and the year ended December 31, 2024, one investment with a fair value of $1.0 million and eight investments with a combined fair value of $21.2 million were reclassified out of measurement alternative due to changes to investee capital structure and valuation methodology. These investments are now held at fair value. Refer to Note 11 for additional information regarding investments held at fair value.
10. FAIR VALUE OPTION
The Company elected the fair value option for certain eligible assets. The following table summarizes the financial instruments for which the fair value option has been elected:

(in thousands)	March 31, 2025	December 31, 2024
Assets
Digital financial assets	$514,479	$359,664
Investments	527,398	558,093
Total	$1,041,877	$917,757
The fair value option was only elected for investments, within the Investments line item, where the Company was deemed to have significant influence and otherwise would have applied the equity method of accounting.
Realized and unrealized gains / (losses) on financial instruments for which the fair value option has been elected are recorded as Net gain / (loss) on investments and Net gain / (loss) on digital assets in the Company’s condensed consolidated interim statements of operations. The following table presents the realized and net change in unrealized gains / (losses) on the financial instruments on which the fair value option was elected:

	Three months ended March 31, 2025		Three months ended March 31, 2024
(in thousands)	Realized Gains / (Losses)	Net Change in Unrealized Gains / (Losses)	Realized Gains / (Losses)	Net Change in Unrealized Gains / (Losses)
Investments	$36,913	$(94,894)	$1,075	$160,098

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
Realized and unrealized losses for digital assets classified as financial assets were $2.2 million for the three months ended March 31, 2025 and not significant for the three months ended March 31, 2024.
11. FAIR VALUE MEASUREMENTS
Recurring Fair Value Measurements
Items measured on a recurring basis at fair value:

	As of March 31, 2025
(in thousands)	Level 1	Level 2	Level 3	Total
Assets
Digital financial assets	$477,899	$36,580	$—	$514,479
Digital intangible assets at fair value	1,611,833	63,581	10,963	1,686,377
Digital assets loan receivable, net of allowance - Financial assets	—	173,452	—	173,452
Digital assets receivable	18	10	19,642	19,670
Assets posted as collateral — Digital assets		506,634	—	506,634
Derivative assets	120,130	8,223	—	128,353
Embedded derivative – Collateral payable	—	143,027	—	143,027
Embedded derivative – Digital assets borrowed	—	223,469	—	223,469
Investments(1)	503,356	5,568	391,441	900,365
	$2,713,236	$1,160,544	$422,046	$4,295,826
Liabilities
Investments sold short(2)	69,358	—	—	69,358
Derivative liabilities	81,237	8,465	—	89,702
Embedded derivative – Digital assets borrowed	—	41,027	—	41,027
Embedded derivative –Collateral payable	—	58,988	—	58,988
Embedded derivative – Notes payable	—	—	46,586	46,586
	$150,595	$108,480	$46,586	$305,661
__________________
(1)Excludes equity securities measured utilizing net asset value as a practical expedient ($315.0 million) and equity securities utilizing the measurement alternative as they are without readily determinable fair values ($66.4 million).
(2)Investments sold short are included in Other current liabilities in the Company’s condensed consolidated interim statements of financial position.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)

	As of December 31, 2024
(in thousands)	Level 1	Level 2	Level 3	Total
Assets
Digital financial assets	$354,851	$4,814	$—	$359,665
Digital intangible assets at fair value	1,929,661	68,239	20,457	2,018,357
Digital assets loan receivable, net of allowance Financial assets	—	393,734	—	393,734
Digital assets receivable	204	24	60,492	60,720
Assets posted as collateral – Digital assets	—	278,527	—	278,527
Derivative assets	188,836	18,817		207,653
Embedded derivative – Collateral payable	—	55,848	—	55,848
Embedded derivative – Digital assets borrowed	—	24,039	—	24,039
Investments(1)	751,220	—	524,573	1,275,793
	$3,224,772	$844,042	$605,522	$4,674,336
Liabilities
Investments sold short	6,524	—	—	6,524
Derivative liabilities	58,155	107,703		165,858
Embedded derivative – Digital assets borrowed		252,635		252,635
Embedded derivative – Collateral payable		161,261		161,261
Embedded derivative – Notes payable	—	—	136,192	136,192
	$64,679	$521,599	$136,192	$722,470
__________________
(1)Excludes equity securities measured utilizing net asset value as a practical expedient of $304.5 million and equity securities utilizing the measurement alternative of $63.2 million as they are without readily determinable fair values.
Nonrecurring Fair Value Measurements
Impairment losses are recognized for Digital intangible assets carried at the lower of cost or impaired value and Property and equipment, net when their carrying amounts exceed fair value. See Note 13 for additional information on impairment of Property and equipment. The carrying values for Digital intangible assets carried at the lower of cost or impaired value were $452.5 million and $550.2 million as of March 31, 2025 and December 31, 2024, respectively. The Company categorized the fair value measurements for Property and equipment, net as Level 3.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
The following tables summarize changes in assets and liabilities measured and reported at fair value for which Level 3 inputs have been used to determine fair value for the periods ended March 31, 2025 and December 31, 2024, respectively.

(in thousands)	Fair value, Beginning Balance	Purchases	Sales/Distributions	Net Realized Gain / (Loss)	Net Unrealized Gain / (Loss)	Transfers in /(out) of Level 3	Fair value, Ending Balance
Assets
Digital intangible assets
March 31, 2025	$20,457	$—	$—	$—	$(3,438)	$(6,056)	$10,963
December 31, 2024	$68,004	$—	$—	$—	$(17,043)	$(30,504)	$20,457
Digital assets receivable
March 31, 2025	$60,492	$500	$—	$—	$(34,646)	$(6,884)	$19,462
December 31, 2024	$20,569	$—	$(4,727)	$4,724.00	$52,477	$(12,551)	$60,492
Investments
March 31, 2025	$524,573	$3,852	$(104,257)	$69,624	$(103,351)	$1,000	$391,441
December 31, 2024	$364,576	$129,188	$(221,564)	$117,036	$119,803	$15,534	$524,573
Embedded derivative - Notes payable
March 31, 2025	$136,192	$—	$—	$—	$(89,606)	$—	$46,586
December 31, 2024	$10,472	$93,993	$—	$—	$31,727	$—	$136,192
Transfers in and out of Level 3 are considered to have occurred at the beginning of the period the transfer occurred. For the period ended March 31, 2025, gross transfers into Level 3 were $1.0 million, gross transfers out of Level 3 were $12.9 million. The transfers into Level 3 for Investments were due to fair value adjustments determined by unobservable market inputs. Transfers out of Level 3 for Digital asset receivables and Digital assets were due to removal of restrictions. For the year ended December 31, 2024, gross transfers into Level 3 were $21.2 million and gross transfers out of Level 3 were $48.7 million. The transfers into Level 3 for Investments were due to fair value adjustments determined by unobservable market inputs. The transfers into Level 3 for Digital asset receivables were due to underlying token launches of contracts held. Transfers out of Level 3 for Investments related to a conversion of a convertible note upon emergence from a bankruptcy during the year. Transfers out of Level 3 for Digital asset receivables and Digital assets were due to removal of restrictions.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
The following table presents additional information about valuation methodologies and significant unobservable inputs used for assets and liabilities that are measured and reported at fair value and categorized within Level 3 as of March 31, 2025 and December 31, 2024, respectively:

Financial Instrument	Fair Value at March 31, 2025 (in thousands)	Significant Unobservable Inputs	Range	Weighted Average
Digital intangible assets	$10,963	Marketability discount	15.7% - 39.1%	28.4%
Digital assets receivable	$19,642	Marketability discount	2.8% - 61.8%	21.1%
Investments	$391,441	Time to liquidity event (years)	0.8 - 5.0	4.1
		Annualized equity volatility	70.0% - 90.0%	88.8%
		Risk free rate	3.4% - 4.4%	3.9%
		Market adjustment discount	30.0% - 90.0%	39.7%
		Market adjustment premium	25.0% - 150.0%	100.5%
		Marketability discount	25.0% - 40.0%	27.6%
		Expected dividend payout ratio	—%	—%
		Enterprise value to LTM revenue multiple	2.5x - 16.8x	9.5x
		Enterprise value to projected revenue	2.0x - 10.5x	6.2x
		Enterprise value to annualized revenue	2.5x - 9.0x	5.8x
		Enterprise value to LTM volume	2.8x	2.8x
		Enterprise value to ARR	8.0x	8.0x
		Price to tangible book value	1.3x	1.3x
		Enterprise value to gross profit	6.0x	6.0x
		Scenario probability	35.0%	35.0%
		Recovery percentage	44.0%	44.0%
Embedded derivative - Notes payable	$46,586	Volatility	47.0% - 77.0%	56.2%
		Risk free rate	3.8% - 4.0%	3.9%
		Time-step (years)	0.004	0.004

Financial Instrument	Fair Value at December 31, 2024 (in thousands)	Significant Unobservable Inputs	Range	Weighted Average
Digital intangible assets	$20,457	Marketability discount	15.9% - 45.2%	32.1%
Digital assets receivable	$60,492	Marketability discount	5.5% - 72.8%	35.8%
Investments	$524,573	Time to liquidity event (years)	1.0 - 5.0	4.1
		Annualized equity volatility	70% - 90%	88.8%
		Risk free rate	3.4% - 4.4%	4.2%
		Market adjustment discount	30% - 90%	41.0%
		Market adjustment premium	25% - 130%	79.6%
		Marketability discount	3.5% - 51.8%	26.0%
		Expected dividend payout ratio	0% - 0%	0%
		Enterprise value to LTM revenue multiple	2.5x - 16.8x	10.8x
		Enterprise value to projected revenue multiple	2.0x - 10.5x	7.0x
		Enterprise value to annualized revenue	3.5x - 9.0x	6.7x
		Enterprise value to LTM volume	3.0x	3.0x
		Enterprise Value to ARR	8.5x - 15.8x	10.9x
		Price to tangible book value	1.5x	1.5x
		Enterprise value to projected EBITDA	9.0x - 14.0x	11.5x
		Scenario probability	35.0%	35.0%
		Recovery percentage	35.0% - 61.6%	51.5%
Embedded derivative - Notes payable	$136,192	Volatility	45.6% - 75.0%	55.4%
		Risk free rate	4.2% - 4.4%	4.3%
		Time-step (years)	0.004	0.004

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
Increases and/or decreases in the various unobservable inputs used to determine the Level 3 valuations could result in significantly higher or lower fair value measurements.
Financial Instruments Not Measured at Fair Value
The following table presents the fair value of financial instruments not measured at fair value in the Company’s condensed consolidated interim statements of financial position. This table excludes non-financial assets and liabilities.

	As of March 31, 2025
(in thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	$509,438	$509,438	$509,438	$—	$—
Assets posted as collateral - Cash	—	—	—	—	—
Accounts receivable	28,864	28,864	28,864	—	—
Loans receivable	464,766	464,766	—	464,766	—
Total Assets	$1,003,068	$1,003,068	$538,302	$464,766	$—
Accounts payable and accrued liabilities	270,468	270,468	270,468	—	—
Notes payable	763,798	724,856	—	724,856	—
Collateral payable — Cash	49,418	49,418	—	49,418	—
Payable to customers — Cash	19,288	19,288	—	19,288	—
Loans payable	345,249	345,249	—	345,249	—
Total Liabilities	$1,448,221	$1,409,279	$270,468	$1,138,811	$—

	As of December 31, 2024
(in thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	$462,103	$462,103	$462,103	$—	$—
Assets posted as collateral - Cash	—	—	—	—	—
Accounts receivable	55,279	55,279	55,279	—	—
Loans receivable	476,620	476,620	—	476,620	—
Total Assets	$994,002	$994,002	$517,382	$476,620	$—
Accounts payable and accrued liabilities	281,531	281,531	281,531	—	—
Notes payable	845,186	836,402	—	836,402	—
Collateral payable — Cash	74,995	74,995	—	74,995	—
Payable to customers — Cash	19,520	19,520	—	19,520	—
Loans payable	510,718	510,718	—	510,718	—
Total Liabilities	$1,731,950	$1,723,166	$281,531	$1,441,635	$—
12. LOANS RECEIVABLE
In the general course of business, the Company offers fiat-denominated loans to counterparties in the digital asset industry against digital assets or other collateral. No loans receivable were on nonaccrual status as of March 31, 2025 or December 31, 2024.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
Loans Receivable, Current and Non-current

(in thousands)	March 31, 2025	December 31, 2024
Loans receivable	$408,341	$476,620
Loans receivable, non-current	56,800	—
Less: allowance for credit loss	(375)	—
Loans receivable, current and non-current	$464,766	$476,620
The outstanding loans receivable are scheduled to be repaid during the following periods:

(in thousands)	Amounts
2025	$407,966
2026	51,286
2027	1,088
2028	2,938
2029	1,188
2030	300
Loans receivable, current and non-current	$464,766
Outstanding balances represent loan principal and exclude accrued interest receivable on loans.
Collateral Payable Associated with Loans Receivable, Current and Non-current

(in thousands)	March 31, 2025	December 31, 2024
Collateral payable - Digital assets	$578,745	$620,633
Collateral payable — Cash	—	—
Collateral payable associated with loans receivable, current and non-current	$578,745	$620,633
For the three months ended March 31, 2025 and 2024, interest income related to the Company’s Loans receivable was $12.6 million and $12.6 million, respectively.
13. PROPERTY AND EQUIPMENT
The following table represents property and equipment balances and accumulated depreciation as of the period ended March 31, 2025 and year ended December 31, 2024:

(in thousands)	March 31, 2025	December 31, 2024
Corporate assets (1)	$12,150	$11,093
Mining equipment	165,942	172,572
Data center infrastructure (2)	105,324	113,710
Land	16,487	12,809
WIP / Construction in progress (3)	125,776	35,777
Property and equipment, gross	425,679	345,961
Less: Accumulated depreciation	(63,252)	(57,934)
Less: Impairment / Loss on disposal (4)	(100,211)	(50,989)
Property and equipment, net	$262,216	$237,038
__________________
(1)Corporate assets balances primarily relate to computer equipment, leasehold improvements, and furniture and fixtures.
(2)Data center infrastructure comprises land and improvements associated with our mining and AI/HPC leasing businesses.
(3)As of March 31, 2025 and December 31, 2024, WIP/Construction in progress related to data center infrastructure under construction.
(4)Recognized in General and administrative expenses in the Company’s condensed consolidated interim statements of operations.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
Depreciation expense of $8.7 million and $6.7 million related to property and equipment for the three months ended March 31, 2025 and March 31, 2024, respectively, is included in General and administrative expenses in the Company’s condensed consolidated interim statements of operations.
Impairment of Mining Equipment
The Company assesses mining equipment for impairment when a triggering event is identified. As a result of a change of anticipated use of the mining equipment in fiscal year 2025 during the three months ended March 31, 2025, the Company recognized an impairment of $49.2 million in relation to its mining equipment, including assets in WIP/Construction in progress, which was applicable to the Treasury and Corporate segment. Impairment testing of assets held for use requires determination of recoverability using unobservable inputs such as estimated future cash flows and involves significant judgment. The Company estimated the future cash flows related to mining equipment using the bitcoin price and network difficulty, as well as expected hosting cost as key inputs.
14. LEASES
Lessee
The Company enters into leases primarily for real estate, substantially all of which are used in connection with its operations.
Operating lease costs were $1.5 million and $1.5 million for the three months ended March 31, 2025 and March 31, 2024, respectively. Variable lease costs, which are included in operating lease costs, were not material for the three months ended March 31, 2025 and March 31, 2024, respectively.
Supplemental disclosures for the Company’s condensed consolidated interim statements of cash flows:

(in thousands)	March 31, 2025	March 31, 2024
Net cash provided by / (used in) operating activities
Cash paid in the measurement of operating lease liabilities	$1,483	$1,466
Supplemental statement of financial position and other disclosures related to operating lease right-of-use assets:

(in thousands, except lease term and discount rate)	March 31, 2025	December 31, 2024
Operating lease right-of-use assets	$7,283	$8,223
Operating lease liabilities	9,221	10,229
Weighted average remaining lease term	3.5 years	3.6 years
Weighted average discount rate(1)	10%	10%
__________________
(1)The weighted average discount rate represents the Company’s incremental borrowing rate.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
The following table represents future minimum lease payments of the Company’s operating lease liabilities as of March 31, 2025:

(in thousands)	Lease liability
Year ending December 31,
2025	$3,530
2026	2,818
2027	2,572
2028	2,572
2029	429
Total future minimum lease payments	11,921
Less: Interest	2,700
Total lease liability	$9,221
15. GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
The following table reflects the changes in carrying amount of goodwill:

(in thousands)	March 31, 2025	December 31, 2024
Balance, beginning of period	$58,037	$44,257
Additions due to acquisitions (Note 3)	—	13,780
Balance, end of period	$58,037	$58,037
The Company recognized no impairment of Goodwill for the periods ended March 31, 2025 and March 31, 2024. All goodwill is allocated to the Digital Assets segment.
Other Intangible Assets
The following table represents intangible assets and accumulated amortization as March 31, 2025 and December 31, 2024:

(in thousands)	March 31, 2025	December 31, 2024
Software technology (1)	$40,508	$40,508
Other purchased defined-life intangible assets	13,701	13,701
Indefinite-lived intangible asset	1,761	1,761
Intangible assets, gross	55,970	55,970
Less: Accumulated amortization	(22,600)	(18,619)
Intangible assets, net	$33,370	$37,351
_________________
(1)Includes capitalized equity based compensation of $3.1 million as of March 31, 2025 and December 31, 2024.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
The Company estimates that there is no significant residual value related to its finite-life intangible assets. The expected future amortization expense for finite-life intangible assets for the next five years is as follows:

(in thousands)	Amounts
2025	$12,570
2026	8,602
2027	5,676
2028	4,358
2029 and beyond	403
Total future amortization expense	$31,609
16. OTHER ASSETS AND ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Prepaid expenses and other assets consist of the following:

(in thousands)	March 31, 2025	December 31, 2024
Prepaid expenses	$13,600	$11,112
Asset purchase deposits	4,845	4,845
Current tax asset and tax receivable	5,228	5,364
Other (1)	6,211	5,571
	$29,884	$26,892
__________________
(1)Includes receivables related to non-consolidated funds management, advisory activities and tax payments made on behalf of certain related parties. Refer to Note 22 for further information on related party transactions.
Accounts payable and accrued liabilities consist of the following:

(in thousands)	March 31, 2025	December 31, 2024
Compensation and compensation related	$20,490	$71,553
Professional fees	7,871	5,684
Promissory note(1)	109,004	96,933
Legal settlement	78,165	40,000
Mining payables and accrued liabilities	1,269	9,385
Payable for digital asset trades	15,028	20,970
Interest	27,169	15,530
Payable for investments and acquisitions	4,447	11,054
Accounts payable	3,713	6,910
Other	3,312	3,512
	$270,468	$281,531
__________________
(1)Promissory note with GDHI LLC. Refer to Note 22 for further information on related party transactions.
Other non-current liabilities consist of the following:

(in thousands)	March 31, 2025	December 31, 2024
Tax liabilities	$47,463	$42,994
Legal settlement	108,151	142,462
Lease liability	6,500	6,936
	$162,114	$192,392

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
17. COMMITMENTS AND CONTINGENCIES
Leases
As of March 31, 2025 and December 31, 2024, the Company had commitments primarily under three subleases. Refer to Note 14 for further information on lease commitments.
Investment and Loan Commitments
As of March 31, 2025 and December 31, 2024, the Company was obligated to seven portfolio companies, all of which are non-consolidated variable interest entities (VIEs), to fund up to $66.5 million and $69.0 million, respectively. Subsequent to period ended March 31, 2025, $1.1 million of this amount has been funded. Refer to Note 18 for further information on VIEs.
As of March 31, 2025 and December 31, 2024 Company had outstanding credit facilities to counterparties and arrangements to finance delayed trading settlement up to three days totaling $80.0 million and $60.0 million, respectively, and had funded $60.0 million and $39.9 million in relation to these facilities as of March 31, 2025 and December 31, 2024, respectively. Credit facilities are supported by counterparties’ assets. There were no additional fundings of these facilities subsequent to period end.
Contractual Commitments
As of March 31, 2025, the Company had an outstanding commitment for the construction of improvements at its Helios facility totaling $713.1 million.
Indemnifications
The Company has provided standard representations for agreements and customary indemnification for claims and legal proceedings. Insurance has been purchased to mitigate certain of these risks. Generally, there are no stated or notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. Furthermore, counterparties to these transactions often provide comparable indemnifications. The Company is unable to develop an estimate of the maximum payout under these indemnifications for several reasons. In addition to the lack of a stated or notional amount in a majority of such indemnifications, it is not possible to predict the nature of events that would trigger indemnification or the level of indemnification for a certain event. The Company believes, however, that the possibility of making any material payments for these indemnifications is remote. As of March 31, 2025 and December 31, 2024, there was no liability accrued under these arrangements.
Legal and Regulatory Matters
In the ordinary course of business, the Company and its subsidiaries and affiliates may be threatened with, named as defendants in, or made parties to pending and potential legal actions, including class actions, arbitrations and other disputes. The Company and its subsidiaries and affiliates are also subject to oversight by numerous regulatory and other governmental agencies and may receive inspection requests, investigative subpoenas and requests from regulators for documents and information, which could lead to enforcement investigations and actions.
The Company reviews any lawsuits, regulatory investigations, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with its accounting policies. Except as discussed below, the Company does not believe that the ultimate resolution of existing legal and regulatory outstanding matters will have a material effect on our financial condition or liquidity. However, in light of the uncertainties inherent in these matters, it is possible that the ultimate resolution of one or more of these matters may have a material adverse effect on the Company’s results of operations for a particular period, and future changes in circumstances or additional information could result in additional accruals or resolution in excess of established accruals, which could adversely affect the Company’s results of operations, potentially materially.
SEC Matters: As previously disclosed, in prior years, members of the staff of the SEC’s Division of Enforcement raised whether certain of the digital assets that we trade are securities and therefore such trading

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
activities should be conducted through a registered entity. In addition, the staff of the SEC’s Division of Enforcement also raised whether off-channel communications were appropriately captured. In February 2025, we received termination letters concluding these investigations without charges.
Luna Matters: On March 27, 2025, Galaxy reached an agreement with the New York State Attorney General to resolve civil claims relating to certain investments, trading, and public statements made in connection with the LUNA digital asset from late 2020 to 2022. As of March 31, 2025 and December 31, 2024, the Company accrued a legal provision of $186 million and $182 million, respectively. The accrued amounts include the impact of discounting the estimated cash flows at a rate of approximately 4.3%. The undiscounted amount of the settlement is $200 million and payable between 2025 and 2028, with a payment of $40 million in each of 2025 and 2026, and a payment of $60 million in each of 2027 and 2028. Under the terms of the settlement, Galaxy also agreed to, among other things, compliance enhancements related to public statements about cryptocurrency and purchases and sales of cryptocurrency.
In December 2022, a proposed class action was filed in the Ontario Superior Court of Justice against GDH Ltd., our Chief Executive Officer and our former Chief Financial Officer asserting various claims including alleged misrepresentations relating to our public disclosure regarding investments and trading in the LUNA digital asset. The class action purports to be brought on behalf of a proposed class of persons and entities who acquired our securities on the secondary market from May 17, 2021 to and including May 6, 2022. The class action seeks unspecified damages and various declaratory relief, including leave to proceed with the right of action for misrepresentation under statutory securities provisions. These proceedings are still in early stages and have not been certified to proceed as a class action. Based on the stage of the case, the outcome remains uncertain, and the Company cannot estimate the potential impact, if any, on its business or financial statements at this time.
Financial Support of GDH Ltd.
In accordance with the LPA, the Company will reimburse or pay for all reasonably incurred expenses, excluding taxes, in the conduct of GDH Ltd.’s business.
Tax Distributions
The LPA also allows the Company to make distributions, as and when determined by the General Partner, in its sole discretion so as to enable unit holders to pay anticipated taxes with respect to allocated Company taxable income and / or gains. Amounts distributed pursuant to the tax distribution provision are treated as an advance against, and reduce (on a dollar for dollar basis), future amounts that would otherwise be distributable to such limited partners. The LPA provides that the value of any tax distribution made shall not exceed 25% of the Company’s market capitalization determined at the time the General Partner determines to make such distribution.
Tax-related distributions of $9.4 million and $36.7 million were paid during the three months ended March 31, 2025 and March 31, 2024, respectively.
In December 2021, July 2024, and March 2025, the Company contributed approximately $523.0 million, $20.0 million, and $75.0 million, respectively, into wholly-owned subsidiaries through which the Company is operating bitcoin mining and AI / HPC leasing activities and exploring ways to operate other qualified digital assets and blockchain related activities in qualified opportunity zones. Subsequent to March 31, 2025, the Company contributed an additional $90.0 million into these same subsidiaries. The qualified opportunity zone program was established by Congress under the Tax Cuts and Jobs Act of 2017 to encourage long-term investments in low-income urban and rural communities nationwide, and through which taxpayers may defer eligible capital gains provided they meet the program’s requirements. In December 2026, the Company will be required to recognize capital gains on 90% of the contributed amount for U.S. federal tax purposes, which will be allocated to its unit holders in accordance with their ownership interests at that time. As such depending on facts and circumstances at that time, the Company may be required to make additional tax distributions to its unit holders, including GDH Ltd.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
18. VARIABLE INTEREST ENTITIES
The Company holds investments in VIEs that are not consolidated due to either a lack of variable interests or where the Company is not the primary beneficiary. This includes funds which were once controlled but were subsequently deconsolidated due to reduced ownership percentage or other changes. The fair value option was elected for investments in non-consolidated VIEs for which the Company was deemed to have significant influence; therefore, changes in the fair value of these investments are recorded through net income in Net gain / (loss) on investments in the Company’s condensed consolidated interim statements of operations. NAV was utilized as the practical expedient to fair value. See Note 10 for further information.
The Company’s involvement in financing operations of the VIEs is limited to its investment in the entity. The Company does not provide performance guarantees and has no other financial obligation to provide funding to VIEs, other than its own capital commitments.
The following table illustrates the Company’s maximum exposure to unconsolidated VIEs which is limited to the fair value of its investments and unfunded commitment as of period end.

	March 31, 2025			December 31, 2024
(in thousands)	Fair Value of Investment	Unfunded Commitments	Maximum Exposure	Fair Value of Investment	Unfunded Commitments	Maximum Exposure
Sponsored Investment Funds	$330,954	$54,225	$385,179	$398,386	$56,725	$455,111
Other VIE’s	144,577	12,294	156,871	143,145	12,294	155,439
Total	$475,531	$66,519	$542,050	$541,531	$69,019	$610,550
19. LOANS AND NOTES PAYABLE
Loans Payable
In the ordinary course of business the Company may borrow fiat currency, such as US dollars, to facilitate digital asset trading and lending activity. For the majority of these loans, there is no set repayment term and the Company can prepay without penalty.

(in thousands)	March 31, 2025	December 31, 2024
Loans payable	$345,249	$510,718
For the three months ended March 31, 2025 and 2024, interest expense related to the Company’s Loans payable were $3.6 million and $2.5 million, respectively.
Assets Posted as Collateral Associated with Loans Payable

(in thousands)	March 31, 2025	December 31, 2024
Assets posted as collateral - Digital intangible assets	$200,679	$194,306
Less: Allowance for credit losses	(633)	(554)
Assets posted as collateral associated with digital asset loans payable	$200,046	$193,752
Notes Payable
GDH LP issued $500 million, aggregate principal amount, of 3.00% exchangeable senior notes (the “2026 Exchangeable Notes”) on December 9, 2021 and $402.5 million, aggregate principal amount, of 2.500% exchangeable senior notes on November 25, 2024 (the “2029 Exchangeable Notes” and, together with the 2026 Exchangeable Notes, the “Exchangeable Notes”). Outstanding 2026 Exchangeable Notes and 2029 Exchangeable Notes will mature and the aggregate principal amount is due in 2026 and 2029, respectively, unless earlier exchanged, redeemed or repurchased. Interest on the Exchangeable Notes is payable semi-annually. There were no origination discounts or premiums associated with the notes. The 2026 Exchangeable Notes had an initial exchange rate of 7,498.2210 ordinary shares per US$250,000 principal amount and the 2029 Exchangeable Notes had an

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
initial exchange rate of 10,497.5856 ordinary shares per US$250,000 principal amount. All Exchangeable Notes issued are subject to certain selling and transfer restrictions set forth in each investor’s note purchase agreement and as set forth in the indenture that governs the Exchangeable Notes.
The Company determined that the conversion features represent derivative financial instruments embedded in the Exchangeable Notes. The conversion feature was recorded at fair value as a discount to the value of the Exchangeable Notes as of inception date. Accordingly, the Company recorded an aggregate discount of $71.0 million and $94.0 million for the fair value of the derivative liability at inception of the 2026 Exchangeable Notes and the 2029 Exchangeable Notes, respectively. The difference between the proceeds allocated to the convertible instrument at issuance and the fair value of the conversion feature was allocated to the host contract. The Exchangeable Notes and the associated derivative liability are shown as Notes payable in the Company’s condensed consolidated interim statements of financial position. The unamortized debt issuance cost as of March 31, 2025 and December 31, 2024 was $17.4 million and $18.5 million, respectively. As of March 31, 2025 and December 31, 2024, there was $847.5 million in principal outstanding of the Exchangeable Notes.
On initial recognition of the 2026 Exchangeable Notes and the 2029 Exchangeable Notes, debt issuance costs of $13.4 million and $13.6 million, respectively, were recognized as a reduction of Notes payable and are being expensed over the term of the debt. The interest expense from the Exchangeable Notes for the three months ended March 31, 2025 and 2024 was $14.1 million and $7.0 million, respectively, including coupon interest expense of $5.9 million and $3.3 million, respectively. The effective interest rates on the 2026 and 2029 Exchangeable Notes are 7.0% and 9.2%, respectively.
As of March 31, 2025, the Partnership’s notes payable repayment obligation is as follows:

(in thousands)	Amount Due
2025	$—
2026	445,000
2027	—
2028	—
2029	402,500
Total	$847,500
20. EQUITY
Issued Unit Holders’ Capital
GDH LP has two classes of ownership interests, representing limited partner interests:
(1)GDH LP Class A Units, which are subdivided into GDH LP A-1 Units, all of which are held by GDH Ltd., and GDH LP A-2 Units, all of which are held indirectly by GDH Ltd., through GDH Ltd.’s wholly owned U.S. subsidiary, GDH Intermediate LLC; and
(2)GDH LP Class B Units, all of which are held by GGI, employees of GDH LP as part of the GDH LP employee compensation plan and certain former shareholders.
The GDH LP Class A Units and GDH LP Class B Units rank pari passu to all distributions from GDH LP.
Under the terms of the LPA, GDH LP Class B Units are exchangeable for GDH Ltd. shares on a one-for-one basis subject to certain limitations and customary adjustments for stock splits, stock dividends and other similar transactions. On receipt of a request to exchange, the Company or the General Partner cancels the Class B Units and causes GDH Ltd. to issue ordinary shares. In addition, GDH LP issues Class A Units to GDH Ltd. for the same amount of ordinary shares issued by GDH Ltd. Alternatively at the election of the General Partner, GDH LP may deliver an amount of cash in lieu of GDH Ltd. shares to an exchanging GDH LP Class B Unit holder.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
The business of GDH LP is conducted by its General Partner who will be liable for all debts and obligations of the exempted limited partnership to the extent the Company has insufficient assets. As a general matter, a limited partner of GDH LP will not be liable for the debts and obligations of the exempted limited partnership except in narrow circumstances including (i) if such limited partner becomes involved in the conduct of GDH LP’s business and holds himself out as a general partner to third parties or (ii) if such limited partner is obliged pursuant to the Cayman Exempted Limited Partnerships Act to return a distribution made to it where the exempted limited partnership is insolvent and the limited partner has actual knowledge of such insolvency at that time.
Issued Capital
Class A Units
During the three months ended March 31, 2025 and March 31, 2024, the Company issued 485,977 and 254,387 Class A Units, respectively, to GDH Ltd. on exercise of stock options and restricted share units vesting.
Ordinary Share Repurchase and Cancellations
The Company cancelled 61,040 and 8,234 Class A units during the three months ended March 31, 2025 and March 31, 2024, respectively, primarily in association with withholding obligations on exercised stock options and vested restricted share units.
Class B Units
For the three months ended March 31, 2025 and March 31, 2024, there were no Class B Units exchanged for ordinary shares of GDH Ltd, respectively. No Class B units were redeemed during the three months ended March 31, 2025 and March 31, 2024.
As of March 31, 2025 and December 31, 2024, there were 128,002,717 and 127,577,780 Class A Units outstanding, respectively, and 215,862,343 Class B Units outstanding.
Distributions
During the three months ended March 31, 2025 and March 31, 2024 there were tax-related distributions of $9.4 million and $36.7 million, respectively, made for the purpose of covering unit holders’ tax expense due to 2025 and 2024 taxable income. The majority of the recipients of the tax distributions are related parties. See Note 22 for further information on related party transactions.
21. EQUITY BASED COMPENSATION
Equity Based Compensation
For the three months ended March 31, 2025 and March 31, 2024, the total compensation and benefits include cash based payments and equity based payments as follows:

	Three Months Ended
(in thousands)	March 31, 2025	March 31, 2024
Compensation and benefits excluding equity based compensation	$43,434	$42,551
Equity based compensation (1)	13,519	18,520
Total compensation and benefits (2)	$56,953	$61,071
__________________
(1)Excludes Deferred Share Units related to directors which is included in General and administrative expense.
(2)Net of capitalized compensation costs related to internally generated intangible assets.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
The Company has awarded compensatory Class B Units, stock options and restricted stock to eligible officers and employees. For the three months ended March 31, 2025 and March 31, 2024, equity based compensation included the following:

	Three Months Ended
(in thousands)	March 31, 2025	March 31, 2024
Stock options	$4,575	$3,597
Restricted Stock (Restricted Stock, Restricted Stock Units and Deferred Share Units) (1)	9,163	14,909
Compensatory Class B Unit Awards
Profit Interest Units	—	14
	$13,738	$18,520
__________________
(1)Includes expense associated with restricted stock issued in connection with the Company’s acquisition of Vision Hill.
Equity Plans
The Company has granted stock options to employees, officers, directors and consultants of the Company under the GDH Ltd. stock option plan (the “Plan”), subject to the approval of the board of directors of GDH Ltd. The exercise price of each option was not less than the market price of GDH Ltd.’s shares at the date of grant. Options granted under the Plan had a term not to exceed 5 years and are subject to vesting provisions as determined by the board of directors of GDH Ltd., who administer the Plan. On exercise of an option, the holder will receive one common share in GDH Ltd. and GDH LP will issue one Class A Unit to GDH Ltd. The maximum number of shares reserved for issuance under the Plan was fixed at 45,565,739 shares of GDH Ltd. Following the approval of the Long Term Incentive Plan, the Company no longer makes grants under the Plan and future grants will be made from the Long Term Incentive Plan. The Plan reserve has been rolled over into the Long Term Incentive Plan.
Long Term Incentive Plan
In May 2021 (subsequently amended and restated in May 2024), the Board of Directors of GDH Ltd. approved the GDH Ltd. Long Term Incentive Plan (“LTIP”) to grant stock options, stock appreciation rights, restricted stock, and share units in the form of restricted share units and/or performance share units to employees, officers, and consultants of GDH Ltd. and its affiliates, and deferred share units to non-employee directors of GDH Ltd. and non-employee managers of the Board of Managers of the General Partner. Under the LTIP Plan, the exercise price of each option may not be less than the market price of GDH Ltd.’s shares at the date of grant. Options granted under the LTIP typically have a term not to exceed five years and are subject to vesting provisions as determined by the board of directors of GDH Ltd., who administer the LTIP. On exercise of an option, the holder will receive one common share in GDH Ltd. and GDH LP will issue one Class A Unit to GDH Ltd. The maximum number of shares reserved for issuance under the LTIP is fixed at 48,290,478 shares of GDH Ltd.
Non-Treasury Plan
In May 2021, the Board of Directors of the Company approved the GDH Ltd. Non-Treasury Share Unit Plan (“Non-Treasury Plan”) as a supplement to the LTIP under which grants are settled solely in cash. Share units are restricted share units or performance share units.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
Stock Options
A summary of the Company’s stock option activity under the plans, including stock options with performance based conditions, is set forth in the following table:

Description	Number of Options	Weighted Average Exercise Price (C$)	Weighted-Average Remaining Terms (Years)	Aggregate Intrinsic Value (in thousands)
Balance, December 31, 2023	22,263,973	$6.56	2.98	$76,893
Granted	2,913,051	16.66
Exercised	(3,546,327)	3.16
Forfeited	(1,521,299)	6.63
Canceled	(244,390)	11.55
Balance, December 31, 2024	19,865,008	$8.58	3.44	$230,641
Granted	4,172,899	17.30
Exercised	(652,549)	3.09
Forfeited	—	—
Canceled	(9,957)	6.75
Balance, March 31, 2025	23,375,401	$10.28	3.58	$233,384
Vested and expected to vest as of March 31, 2025	23,375,401	$10.28	3.58	$233,384
Options exercisable as of March 31, 2025	12,729,406	$7.81	1.82	$72,307
Vested and expected to vest as of December 31, 2024	19,865,008	$8.58	3.44	$230,641
Options exercisable as of December 31, 2024	10,691,460	$7.37	1.66	$132,653
The weighted average grant date fair value of options granted to employees was $7.27 and $6.99 per share for the periods ended March 31, 2025 and December 31, 2024, respectively. The total intrinsic value of the 652,549 and 3,546,327 options exercised during the period ended March 31, 2025 and December 31, 2024 was $7.9 million and $39.9 million, respectively. The intrinsic value is the difference between the estimated fair value of the Company’s units at the time of exercise and the exercise price of the stock option.
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of GDH Ltd.’s ordinary shares on March 31, 2025 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on March 31, 2025.
The fair value of options vested during the periods ended March 31, 2025 and December 31, 2024 was $12.1 million and $20.3 million, respectively.
Modification of Stock Options Previously Granted
Effective March 29, 2023, certain outstanding stock option awards were modified reducing the number of options and exercise price. 1,875,000 previously granted options were reduced to 1,500,000 options, and the exercise price of the modified awards was reduced to C$6.75. The incremental fair value of the replacement awards is being recognized over the modified vesting period. The impact to the years ended December 31, 2024 and 2023 was not material.
As of March 31, 2025, the total unamortized stock-based compensation expense related to the stock options was $58.2 million, which will be recognized over a weighted-average period of approximately 4.2 years.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
Stock Option Valuation Assumptions
The fair value of the options granted was measured using the Black-Scholes option pricing model with the following weighted average inputs:

Inputs to the Black-Scholes Model	March 31, 2025	December 31, 2024
Share price	C$15.17	C$12.41 - C$27.45
Exercise price	C$16.45 - C$22.45	C$10.00 - C$37.38
Expected term (in years)	5	5
Expected volatility	90%	85% - 90%
Risk-free interest rate	2.60%	2.8% - 3.8%
Dividend yield	0%	0%
The assumptions used in the Black-Scholes option pricing model were determined as follows:
Share price.     The closing price of GDH Ltd. shares on the respective grant dates was used.
Expected Term.     Full term of the options was used as the expected term.
Expected Volatility.     In estimating the expected volatility of the underlying stock price, the Company considered historical volatility of GDH Ltd.’s shares, implied volatility from traded options, volatility of comparable companies, and industry indices.
Risk-free Interest Rate.     The risk-free interest rate was calculated by interpolating government bond yields over the expected terms of the respective option grants.
Dividend Yield.     GDH Ltd. has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and therefore, used an expected dividend yield of zero.
The Company has made a policy election to recognize forfeitures of awards as they occur.
Compensatory Class B Unit Awards
The Company has awarded Class B Unit awards to eligible officers and employees. The Class B Units granted are typically comprised of subtype R units (“Standard Units”) and subtype P units (“Profit Interest Units”). Class B Units typically vest over periods ranging from two to four years and are expensed using the straight-line method over the requisite service period.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
The following table summarizes the activity related to the compensatory Class B Units during the respective periods:

Description	Class B Units	Weighted-Average Grant Date Fair Value (C$)
Balance, December 31, 2023	10,792,944	$1.49
Granted / Transferred	—	—
Exchanged	(81,357)	1.65
Forfeited	—	—
Balance, December 31, 2024	10,711,587	1.49
Granted / Transferred	—	—
Exchanged	—	—
Forfeited	—	—
Balance March 31, 2025	10,711,587	$1.49
Class B Units exercisable, March 31, 2025	10,711,587	$1.49
Class B Units exercisable, December 31, 2024	10,711,587	$1.49
All Class B Units were vested as of December 31, 2024. The fair values of units vested during the period ended December 31, 2024 was $0.3 million.
Standard Units Valuation Assumptions
The fair value of the Standard Units has been determined to be the closing stock price of GDH Ltd. shares on the date of grant.
Profits Interest Units Valuation Assumptions
The Profit Interest Units receive “catch up” allocations with respect to book income which enable such units to accumulate capital accounts equal to those of Standard Units. Initially, the Profit Interest Units will have a capital account balance of $0, which will be adjusted upon a liquidation or capital event, or when the capital accounts of the GDH LP unit holders are marked to market to reflect the fair value of GDH LP’s assets. Such “catch up” allocations will terminate once the Profit Interest Units have accumulated capital accounts equal to those of other Standard Units. Once a Profit Interest Unit has vested and has been fully “caught up,” such Profit Interest Unit may be exchanged for one share of GDH Ltd. for no additional consideration. The fair value of the Profit Interest Units was estimated using the probability-weighted expected return method. In applying this method, a payoff was determined for a Profit Interest Unit under three potential scenarios, each payoff was weighted by an estimated probability of the corresponding scenario and then the probability-weighted payoffs were discounted to the date of grant and summed. The scenarios, probabilities and other inputs into the model were selected using professional judgment, considering, among other things, the results of a one-period trinomial model, the results of a standard Black-Scholes option pricing model under different assumptions and the estimated fair value of a common share of GDH Ltd.
There were no Class B units granted during the period ended March 31, 2025 and December 31, 2024.
Restricted Stock
On May 19, 2021, the Company granted 845,428 restricted shares as part of the business combination with Vision Hill. The restricted shares vested over approximately 3 years and were expensed using the straight-line method over the requisite service period. All granted restricted shares were fully vested as of June 30, 2024.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
The following table summarizes the activity related to Restricted Stock during the respective periods:

Description	Number of Units(1)	Weighted Average Grant Price (C$)
Balance, December 31, 2023	281,808	$19.11
Vested	(281,808)	19.11
Forfeited	—	—
Balance, December 31, 2024	—	—
Vested	—	—
Forfeited	—	—
Balance, March 31, 2025	—	—
As of March 31, 2025 and December 31, 2024, there was no unamortized stock-based compensation expense related to unvested restricted stock.
Restricted Share Units
Restricted share units vest over approximately 3 - 4 years and are expensed using the straight-line method over the requisite service period. The Company accounts for forfeitures as they occur.
The following table summarizes the activity related to Restricted Share Units during the respective periods:

Description	Number of Units(1)	Weighted Average Grant Price (C$)
Balance, December 31, 2023	11,203,624	$14.36
Granted(1)	3,439,035	14.85
Exercised	(3,668,309)	15.44
Forfeited / Cancelled	(964,777)	14.17
Balance, December 31, 2024	10,009,573	$14.15
Granted	1,898,442	15.17
Exercised	(158,114)	15.46
Forfeited / Cancelled	(165,986)	17.35
Balance, March 31, 2025	11,583,915	$14.25
Units vested as of March 31, 2025	4,541,399	$16.46
Units vested as of December 31, 2024	4,066,372	$15.07
__________________
(1)Includes deferred share units granted to the directors as part of annual compensation.
As of March 31, 2025, there was $54.4 million of unamortized stock-based compensation expense related to unvested restricted share units, which is expected to be recognized over a weighted average period of 2.29 years.
During the three months ended March 31, 2025 and March 31, 2024, the Company granted 125,691 and 124,835 restricted share units, respectively, under the Non-Treasury Share Unit Plan which will be settled in cash. The restricted share units vest over three to four years with varying vesting schedules and had a fair value of $1.4 million and $1.2 million at grant date, respectively. The outstanding liability related to cash settled units as of March 31, 2025 and December 31, 2024 was $6.9 million and $10.2 million, respectively.
During the three months ended March 31, 2025, and March 31, 2024, the Company granted 92,089 and 215,498 Stock Appreciation Rights (“SARs”), respectively, under the LTIP which will be settled in cash. The SARs vest over three years and had a weighted average grant date fair value of $0.7 million and $1.4 million, respectively. The outstanding liability as of March 31, 2025 and December 31, 2024 related to the SARs was $1.1 million and $1.7 million, respectively.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
22. RELATED PARTY TRANSACTIONS
The Company’s related parties include entities over which it exercises significant influence and its key management personnel. Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.
Distributions
During the three months ended March 31, 2025 and March 31, 2024, there were tax-related distributions paid of $9.4 million and $36.7 million, respectively. A majority of the recipients of the distributions were related parties.
Investments in Galaxy Funds
Our directors and executive officers are generally permitted to invest their own capital (or capital of estate planning vehicles controlled by them or their immediate family members) directly in our funds and affiliated entities. In general, such investments are not subject to management fees, and in certain instances may not be subject to performance fees. The fair value of such investments aggregated to $13.1 million and $12.9 million as of March 31, 2025 and December 31, 2024, respectively.
Transactions with GDH Ltd.
In accordance with the LPA, the Company will reimburse or pay for all reimbursable expenses of GDH Ltd. For the three months ended March 31, 2025 and March 31, 2024, the Company paid or accrued $0.9 million and $0.5 million, respectively, on behalf of GDH Ltd., which has been included in General and administrative expenses on the Company’s condensed consolidated statements of operations. The Company has also provided a financial guarantee to a subsidiary of GDH Ltd. sufficient to cover its costs and obligations as they come due through December 31, 2025. The Company has not paid or accrued any amount under this financial guarantee for the periods ended March 31, 2025 or March 31, 2024.
On April 14, 2022 the Company entered into a Promissory Note (amended and restated in November 2023 and December 2024, the “Promissory Note”) with GDH Intermediate LLC (“GDHI LLC”), a subsidiary of GDH Ltd. Under the terms of the Promissory Note, the Company can request that GDHI LLC make advances to the Company from time to time, fulfillment of which is in GDHI LLC’s sole and absolute discretion. As of March 31, 2025 and December 31, 2024, GDHI LLC had advanced $109.0 million and $96.9 million, to the Company, respectively.
Under the terms of the Promissory Note, interest accrues on any outstanding advances at a market rate. Interest is payable semi-annually in arrears on June 30 and December 31 of each year, commencing on December 31, 2022, subject to the right of GDHI LLC to elect that the amount of any such interest payment be capitalized and increase the principal amount of the Promissory Note in lieu of being paid in cash. As of March 31, 2025 and December 31, 2024, the interest payable on the Promissory Note was $2.2 million and $0, respectively. The Promissory Note may be recalled in whole or in part by GDHI LLC at any time during the term of the note. Otherwise it will mature, and the principal amount of all outstanding advances, plus any accrued and unpaid interest, will be due and payable on December 31, 2025, unless extended by GDHI LLC.
As at March 31, 2025 and December 31, 2024, the Company had $107.8 million and $95.8 million, respectively, in net payables to GDH Ltd. primarily for the aforementioned Promissory Note partially offset by receivables for stock option exercises and withholding tax associated with restricted share units vesting.
The Company’s CEO served as co-chairman of the board for Candy Digital Inc. in which the Company made an investment during 2021 resulting in the two entities becoming related parties. Candy Digital Inc. was acquired by Futureverse in April 2025. The Company’s CEO no longer holds a seat on the board following the acquisition. A family member of the CEO also holds a position with this company. As at March 31, 2025 and December 31, 2024 the Company’s investment in Candy Digital Inc. was valued at $8.8 million and $9.1 million, respectively. Galaxy Interactive Fund I, LP, a non-consolidated sponsored investment fund, also held an investment in the company valued at $1.0 million as at March 31, 2025 and December 31, 2024.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
The Company has sub-advisory arrangements with a beneficial owner of GDH Ltd.. Such sub-advisory arrangements have been entered into with, or advised by, Galaxy Digital Capital Management LP, a consolidated subsidiary of the Company, in its capacity as an investment advisor registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). For the three months ended March 31, 2025 and March 31, 2024, the associated advisory fees were $0.6 million and $0.5 million, respectively.
The CEO of the Company, through an entity which he controls, owns a private aircraft that the Company uses for business purposes in the ordinary course of operations, on terms that are advantageous to the Company. The CEO paid for the purchase of this aircraft with his personal funds and has borne all operating, personnel and maintenance costs associated with its operation and use. During the three months ended March 31, 2025 and March 31, 2024, the Company incurred $0.1 million and $0.1 million, respectively, for such use negotiated on an arms-length basis in compliance with our aviation matters policy adopted in August 2022.
In addition, we have from time to time made use of the CEO’s private boat to host corporate meetings and for other business purposes in the ordinary course of the Company’s operations, on terms that are advantageous to us. The CEO paid for the purchase of this boat with his personal funds and has borne most of the operating, personnel and maintenance costs associated with its operation and use; while the Company paid for the cost of any food and beverage consumption and a portion of operating fees. The expense incurred in relation to this boat was immaterial during the three months ended March 31, 2025 and March 31, 2024.
In connection with the receipt of surety bonds for the purpose of a state money transmission licenses on behalf of a subsidiary of the Company, GGI agreed to act as indemnitor, along with the Company, at the request of the insurers. The Company was liable to GGI for fees of $0.4 million for the indemnity through March 31, 2025, which was calculated as 1% of the aggregate notional amount of the surety bonds held on behalf of the subsidiary. The Company will continue to incur fees due to GGI of 1% for the duration of these outstanding surety bonds which are renewed annually.
Prior to joining GDH Ltd.’s board in September 2021, the chairman of GDH Ltd.’s board entered into a consulting agreement with the Company in April 2021. Under the terms of the consulting agreement, the chairman was engaged to provide professional services to the Company for a period of three years beginning on September 1, 2021. In 2021, the chairman received 1,500,000 RSUs and 500,000 options under the LTIP in connection with the consulting agreement. The equity based compensation expense related to this grant for the three months ended March 31, 2025 and March 31, 2024 was $0 and $3.0 million, respectively. This consulting agreement has expired as of September 1, 2024.
In February 2023, the Company entered into a consulting agreement with a board member of GDH Ltd. The Company paid $0 and $0.2 million under this agreement during the three months ended March 31, 2025 and March 31, 2024, respectively. This consulting agreement expired as of December 31, 2024.
As of March 31, 2025 and December 31, 2024, the Company had recorded $4.8 million of tax payments made on behalf of certain related parties.
23. REPORTABLE SEGMENTS
The Company manages and reports its activities in the following operating businesses: Digital Assets and Data Centers. In the first quarter of 2025, the Company began managing and reporting activities in these two operating segments consistent with changes in our operations and management reporting. In determining the Company’s segment structure, the Company considered the basis on which the chief operating decision maker (“CODM”), as well as other members of senior management, review the financial and operational performance of the Company. The Company’s CODM is its chief executive officer. The CODM primarily relies on segment operating income and net income after taxes to evaluate the performance of each reportable segment. In accordance with ASC 280, Segment Reporting, the Company has recast its historical segment information to conform to the current segment structure.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
Digital Assets
The Digital Assets segment is comprised of the Company’s counterparty trading activities, lending, advisory and capital market activities, validator staking services, the Company’s asset management business which manages investments in the digital asset ecosystem both on behalf of the Company and external limited partners, and the GK8 self-custody technology business. The Digital Assets segment generates revenue from digital assets sales, fee income, blockchain rewards and lending. It includes realized and unrealized gains and losses on certain digital assets and equity investments. The Digital Assets segment also incurs the portion of the Company’s interest expense used to fund its trading and lending activities and incurs the majority of digital assets sales costs. Management fees generated off the Company’s principal investments and fees generated from staking the Company’s proprietary digital assets are eliminated in the Treasury and Corporate segment.
Data Centers
The Data Centers segment comprises the Helios infrastructure assets. Our Data Centers segment develops, and will in the future operate, HPC infrastructure to meet the growing demand for large-scale, power-ready facilities in the AI/HPC industry.
Treasury and Corporate
The Treasury and Corporate segment includes the Company’s proprietary trading and mining activities, as well as the Company’s principal investments. It includes realized and unrealized gains and losses on the majority of the Company’s digital assets and equity investments. The Company’s unallocated corporate overhead, other unallocated costs not identifiable to any of the other reportable segments, and eliminations of inter-segment transactions as required for consolidation. Transactions between segments are based on specific criteria or approximate market rates for comparable services.
The Company’s chief operating decision maker reviews compensation expenses separately from other segment items, which include transaction expenses, general and administrative expenses, technology and marketing costs, as well as professional fees.
Assets and liabilities by each of the reportable segments as of March 31, 2025 are as follows:

(in thousands)	Digital Assets	Data Centers	Treasury and Corporate	Totals
Total assets	$3,169,254	$264,600	$2,902,338	$6,336,192
Total liabilities	$2,691,823	$—	$1,742,725	$4,434,548
Assets and liabilities by each of the reportable segments as of December 31, 2024 were as follows (unaudited):

(in thousands)	Digital Assets	Data Centers	Treasury and Corporate	Totals
Total assets	$3,723,814	$199,694	$3,196,347	$7,119,855
Total liabilities	$3,163,499	$—	$1,762,004	$4,925,503

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
Income and expenses by each of the reportable segments for the three months ended March 31, 2025 is as follows:

(in thousands)	Digital Assets	Data Centers	Treasury and Corporate	Totals
Revenues	$12,971,529	$—	$4,677	$12,976,206
Net gain / (loss) on digital assets	52,204	—	(70,427)	(18,223)
Net gain / (loss) on investments	(20,349)	—	(112,818)	(133,167)
Net gain / (loss) on derivatives trading	60,515	—	(29,456)	31,059
Revenues and gains / (losses) from operations	13,063,899	—	(208,024)	12,855,875

Transaction expenses	12,999,168	—	60,271	13,059,439
Compensation and benefits	38,826	1,263	16,864	56,953
Notes interest expense	—	—	14,071	14,071
Depreciation and amortization	3,555	1,251	8,785	13,591
Other expenses	18,821	385	84,437	103,643
Operating expenses	13,060,370	2,899	184,428	13,247,697

Operating income	3,529	(2,899)	(392,452)	(391,822)

Unrealized gain / (loss) on notes payable – derivative	—	—	89,606	89,606
Other income / (expense), net	—	—	672	672
Total other income / (expense)	—	—	90,278	90,278

Net income / (loss) for the period, before taxes	$3,529	$(2,899)	$(302,174)	$(301,544)
Income tax benefit	—	—	(6,112)	(6,112)
Net income / (loss) for the period	$3,529	$(2,899)	$(296,062)	$(295,432)

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
Income and expenses by each of the reportable segments for the three months ended March 31, 2024 is as follows (unaudited):

(in thousands)	Digital Assets	Data Centers	Treasury and Corporate	Totals
Revenues	$9,302,569	$—	$32,803	$9,335,372
Net gain/ (loss) on digital assets	82,590	—	263,803	346,393
Net gain / (loss) on investments	—	—	63,018	63,018
Net gain / (loss) on derivatives trading	(15,632)	—	99,272	83,640
Revenues and gains / (losses) from operations	9,369,527	—	458,896	9,828,423

Transaction expenses	9,272,125	—	41,491	9,313,616
Compensation and benefits	42,275	—	18,796	61,071
Notes interest expense	—	—	6,976	6,976
Depreciation and amortization	1,307	1,674	6,519	9,500
Other expenses	14,050	—	16,256	30,306
Operating expenses	9,329,757	1,674	90,038	9,421,469

Operating income	39,770	(1,674)	368,858	406,954

Unrealized loss on notes payable - derivative	—	—	(9,713)	(9,713)
Other income / (expense), net	—	—	213	213
Total other income / (expense)	—	—	(9,500)	(9,500)

Net income / (loss) for the year, before taxes	$39,770	$(1,674)	$359,358	$397,454
Income tax expense (benefit)	—	—	9,327	9,327
Net income / (loss) for the period	$39,770	$(1,674)	$350,031	$388,127
24. RISKS AND UNCERTAINTIES
The Company’s digital assets activities may expose it to a variety of financial and other risks: credit risk, interest rate risk, liquidity risk, market risk, loss of access risk, irrevocability of transactions, hard fork and airdrop risks and regulatory oversight risk, among others.
The Company lends digital assets to third parties. On termination of a loan, the borrower is required to return the digital assets to the Company; any gains or loss in the market price during the loan would inure to the Company. In the event of bankruptcy of the borrower, the Company could experience delays in recovering its digital assets. In addition, to the extent that the value of the digital assets increases during the term of the loan, the value of the digital assets may exceed the value of collateral provided to the Company, exposing the Company to credit risks with respect to the borrower and potentially exposing the Company to a loss of the difference between the value of the digital assets and the value of the collateral. If a borrower defaults under its obligations with respect to a loan of digital assets, including by failing to deliver additional collateral when required or by failing to return the digital assets upon the termination of the loan, the Company may expend significant resources and incur significant expenses in connection with efforts to enforce the loan agreement, which may ultimately be unsuccessful.
The Company also participates in decentralized finance protocols, smart contracts that perform specific functions. Decentralized finance protocols allow the Company to provide or access liquidity, as well as exchange digital assets directly, on the blockchain. The Company deposits or transfers its digital assets to the smart contracts of these decentralized finance protocols and typically receives protocol-specific digital assets that represent the

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
Company’s claims on the underlying digital assets. The Company’s transactions with such decentralized finance protocols rely on the functions of open source smart contracts, which are not developed by the Company and could be subject to exploits. The Company mitigates this smart contract risk through review of smart contract audits, as well as other risk management strategies that prevent concentration in or over-reliance on any individual decentralized finance protocol. Additionally, as transactions on decentralized protocols may occur without a centralized authority, the Company has implemented processes to monitor and review the digital asset wallets that interact with decentralized protocols in which the Company participates. As of March 31, 2025, five protocols, Coinbase wrapped bitcoin, Aave, Pendle, Kamino, and Lombard represented 70% of the Company’s digital assets associated with decentralized finance protocols. As of December 31, 2024, four protocols, Maker DAO / Sky DAO, Coinbase wrapped bitcoin, Aave, and Pendle, represented 77% of the Company’s digital assets associated with decentralized finance protocols balance.
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, and loans receivable. The Company has established guidelines relative to credit ratings and maturities that seek to maintain safety and liquidity. The Company held $152.8 million and $19.7 million of cash at brokers and $16.8 million and $64.7 million of cash on trading platforms as of March 31, 2025 and December 31, 2024, respectively. The Company routinely assesses the financial strength of its customers and maintains allowances for anticipated losses. As of March 31, 2025 and December 31, 2024 no individual customer accounted for 10% or more of net accounts receivable. During the three months ended March 31, 2025, two digital asset trading platforms accounted for 43% of revenue; and during the three months ended March 31, 2024 one digital asset trading platform accounted for 41% of revenue. As of March 31, 2025 and December 31, 2024, two counterparties and their related parties accounted for 38% and 27%, respectively, of the Company’s Loans receivable and Digital assets loan receivable balance.
The Company is also subject to liquidity and concentration risk related to its short-term loans payable. The loans are callable on demand by the counterparties and are collateralized by the Company’s cash, investment securities, and digital assets held in the Company’s trading accounts at counterparties’ trading platforms. As of March 31, 2025, no individual counterparty accounted for greater than 5% of current liabilities. As of December 31, 2024, one individual counterparty accounted for greater than 5% of the Company’s total current liabilities at 8.5%. The proceeds from these loans are utilized for trading activities.
The Company conducts digital asset trades using both direct principal to principal transactions with counterparties and through centralized or decentralized digital asset trading platforms. Digital assets held on trading platforms are subject to the operational control of the platform operators, and could potentially be lost or impaired due to fraud or negligence of the platform operators. The Company mitigates this risk by performing regular reviews of each digital asset trading platform it transacts on, distributing its digital assets across multiple different trading platforms to reduce concentration risk, and holding assets in self-custody where appropriate. As of March 31, 2025 and December 31, 2024, approximately 43% and 22%, respectively, of the Company’s digital assets were held with third parties, including centralized trading platforms or posted with counterparties. Two centralized digital asset trading platforms held more than 10% of the Company’s digital assets as of March 31, 2025, holding approximately 28% including posted collateral over which the Company maintains control. No centralized digital asset trading platform held more than 10% of the Company’s digital assets as of December 31, 2024.
The Company operates a bitcoin mining business. The Company operates its own mining facility and utilizes third party hosting providers. The facilities are subject to operational risks including managing power costs and maintaining uptime, some of which are outside of the Company’s control.
The regulatory environment related to digital assets is complex, evolving, and uncertain, requiring the Company to allocate resources in legal, accounting, compliance, technology, and other functions which impact the Company’s consolidated financial statements. Future regulatory rules adopted domestically and internationally may impose obligations and restrictions on how the Company manages to conduct its business activities in the future.
The Company seeks to minimize potential adverse effects of these risks on performance by employing experienced personnel; daily monitoring of the Company’s investments, digital assets and market events; and

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in US Dollars—unaudited)
diversifying the Company’s business strategy as well as its investment portfolio within the constraints of the Company’s investment objectives.
25. INCOME TAXES
The Company’s provision for income taxes reflects a benefit of $6.1 million and expense of $9.3 million for the three months ended March 31, 2025 and 2024, respectively. These amounts reflect effective tax rates of 2.04% and 2.35% for the three months ended March 31, 2025 and 2024, respectively.
The effective income tax rate of 2.04% for the three months ended March 31, 2025 was generally higher than the Cayman Island statutory rate of 0.0% due to the entity level Unincorporated Business Tax (“UBT”) imposed by New York City and higher tax rates in certain jurisdictions where the Company’s foreign corporate subsidiaries operate. The effective income tax rate for the three months ended March 31, 2025 of 2.04% was generally lower than the effective income tax rate for the three months ended March 31, 2024 of 2.35%, primarily due to changes in the jurisdictional mix of earnings.
The Company recognizes the effects of a tax position in the financial statements only if, as of the reporting date, it is “more likely than not” to be sustained based on its technical merits and their applicability to the facts and circumstances of the tax position. There were no significant changes to the Company’s uncertain tax positions for the three months ended March 31, 2025. Neither the Company, nor any of its foreign corporate subsidiaries, are subject to an income tax examination in any jurisdiction in which they operate for any years prior to 2019.
26. SUBSEQUENT EVENTS
On April 1, 2025, a subsidiary of GDH LP and CoreWeave, Inc. entered into a phase II option agreement pursuant to the existing lease agreement between the parties, under which CoreWeave has committed to enter into a lease agreement for the uptake of additional 260 MW of critical IT load at the Helios campus on substantially similar economic terms as the phase I lease agreement executed in March 2025.
Effective May 13, 2025, Galaxy Digital Inc. (“GDI”), GDHL and GDH LP consummated a series of transactions resulting in the reorganization of Galaxy’s corporate structure (the “Reorganization Transactions”). Under the terms of the Reorganization Transactions, GDHL and GDH LP changed their jurisdiction of incorporation from the Cayman Islands to the state of Delaware, and GDI has become the successor public company of GDHL, with all outstanding GDHL ordinary shares becoming Class A common stock of GDI.

Report of Independent Registered Public Accounting Firm
To the Stockholder and the Board of Directors of
Galaxy Digital Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Galaxy Digital Inc. (the Corporation) as of December 31, 2024 and 2023, the consolidated statements of operations, equity and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ KPMG LLP
We have served as the Corporation’s auditor since 2022.
New York, New York
March 27, 2025

Galaxy Digital Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2024 and 2023
(Expressed in thousands of U.S. Dollars)

	Year ended
	December 31, 2024	December 31, 2023
Revenue	$—	$—

Operating expenses:
Bank charges	2	2
Total operating expenses	2	2

Net loss before taxes	(2)	(2)
Income tax expense / (benefit)	—	—
Net loss	$(2)	$(2)
The accompanying notes are an integral part of these consolidated financial statements.

Galaxy Digital Inc.
Consolidated Statements of Financial Position
As of December 31, 2024 and 2023
(Expressed in thousands of U.S. Dollars, Except Share and Per Share Data)

	December 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$1	$3
Total current assets	1	3
Total assets	$1	$3
Liabilities and stockholder’s equity
Stockholder’s equity
Common stock, par value $0.01 per share, 1,000 shares authorized, 100 shares issued and outstanding	—	—
Additional paid in capital	5	5
Retained deficit	(4)	(2)
Total stockholder’s equity	1	3
Total liabilities and stockholder’s equity	$1	$3
The accompanying notes are an integral part of these consolidated financial statements.

Galaxy Digital Inc.
Consolidated Statements of Equity
For the Years Ended December 31, 2024 and 2023
(Expressed in thousands of U.S. Dollars, Except Share and Per Share Data)

	Common stock		Additional paid in capital	Retained earnings / (deficit)	Total
	Number	Amount

Balance at December 31, 2022	1,000	$—	$—	$—	$—
Recapitalization	—	—	5		5
Loss for the period	—	—	—	(2)	(2)
Balance at December 31, 2023	1,000	$—	$5	$(2)	$3
Loss for the period	—	—	$—	(2)	(2)
Balance at December 31, 2024	1,000	$—	$5	$(4)	$1
The accompanying notes are an integral part of these consolidated financial statements.

Galaxy Digital Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2024 and 2023
(Expressed in thousands of U.S. Dollars)

	December 31, 2024	December 31, 2023
Operating activities
Loss for the period	$(2)	$(2)
Net cash used in operating activities	(2)	(2)

Net decrease in cash and cash equivalents	$(2)	$(2)
Cash and cash equivalents, beginning of the period	3	5
Cash and cash equivalents, end of the period	$1	$3
The accompanying notes are an integral part of these consolidated financial statements.

Galaxy Digital Inc.
Notes to Consolidated Financial Statements
As of December 31, 2024 and 2023
(Expressed in thousands of U.S. Dollars, unless otherwise indicated)
1. ORGANIZATION
Galaxy Digital Inc. (the “Corporation”) is currently a wholly owned subsidiary of Galaxy Digital Holdings Ltd. (“GDHL” or “GDH Ltd.”). The Corporation was formed in Delaware on April 23, 2021, under the name Galaxy Digital Pubco Inc. The Corporation changed its name from Galaxy Digital Pubco Inc. to Galaxy Digital Inc. on September 24, 2021.
The Corporation was formed primarily for the purposes of redomiciling GDHL and Galaxy Digital Holdings LP (“GDH LP”), collectively the “existing Galaxy businesses,” to Delaware. The Corporation’s costs and obligations, including those related to the Corporation’s formation and the redomiciling transactions, have been and will be paid by GDHL except certain banking fees.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The consolidated statements of financial position have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). As of December 31, 2024 and 2023, the Corporation did not have any subsidiaries and as such the numbers presented as of the years ended December 31, 2024 and 2023 are on a stand-alone basis. As of December 31, 2022, the Corporation had one subsidiary and as such the numbers presented as of the year ended December 31, 2022 are on a consolidated basis. Statements of operations, changes in stockholder’s equity, and cash flows have not been presented for the year ended December 31, 2022 because the Corporation had not engaged in any business or other activities except in connection with its formation.
Cash and Cash Equivalents
Cash and cash equivalents includes cash on hand and deposits in financial institutions.
Investments
When the Corporation does not have a controlling financial interest in an entity, but can exert significant influence over the entity’s operating and financial policies, the investment is accounted for as an equity method investment. The Corporation has elected to apply the fair value option to equity method investments. The Corporation had one equity method investment in Titan Merger Sub 2, Inc (“Merger Sub 2”) through May 19, 2023 when Merger Sub 2 was authorized for dissolution. No gains or losses were recognized in relation to the Corporation’s investment. As of December 31, 2024 and 2023, the Corporation had no equity method investments.
Expenses
The Corporation is charged certain banking fees. These fees are recognized as incurred and presented in the Corporation’s consolidated statements of operations as operating expenses.
3. COMMITMENTS AND CONTINGENCIES
In the ordinary course of business, the Corporation and its affiliates may be threatened with, named as defendants in, or made parties to pending and potential legal actions, including class actions, arbitrations or other disputes. The Corporation’s affiliates are subject to oversight by numerous regulatory and other governmental agencies and may receive inspection requests, investigative subpoenas and requests from regulators for documents and information, which could lead to enforcement investigations and actions. The Corporation reviews any lawsuits, regulatory investigations, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with its accounting policies.
On March 27, 2025, the Corporation, GDHL and certain of its affiliates reached an agreement with the New York State Attorney General to resolve civil claims relating to certain investments, trading, and public statements made in connection with the LUNA digital asset from late 2020 to 2022. As of December 31, 2024, GDH LP accrued a legal provision of $182 million. The accrued amounts include the impact of discounting the estimated cash

Galaxy Digital Inc.
Notes to Consolidated Financial Statements
As of December 31, 2024 and 2023
(Expressed in thousands of U.S. Dollars, unless otherwise indicated)
flows. The undiscounted amount of the settlement is $200 million and payable between 2025 and 2028. Under the terms of the settlement, GDH LP also agreed to, among other things, compliance enhancements related to public statements about cryptocurrency and purchases and sales of cryptocurrency.
4. STOCKHOLDER’S EQUITY
The Corporation is authorized to issue 1,000 shares of Common Stock, par value $0.01 per share. On April 23, 2021, the Corporation issued 100 shares of Common Stock to GDHL in exchange for a nominal amount of cash. In September 2023, the Corporation was capitalized with additional funds for the Corporation to cover banking fees.
5. INCOME TAXES
Galaxy Digital Inc. is a US Corporation treated as a corporation for U.S. Federal tax purposes.
Provision for income taxes is provided for using the asset and liability method, whereby deferred income tax assets and liabilities are recognized for the expected future tax consequences of the differences between the U.S. GAAP and tax bases of assets and liabilities, measured at the balance sheet date using the tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when, based on the weight of all available evidence, management determines it is more likely than not that some portion or all of the deferred tax assets will not be realized. Significant judgment is required in determining whether a valuation allowance should be established, as well as the amount of such allowance.
The Corporation recognizes the income tax accounting effects of changes in tax law or rates (including retroactive changes) in the period of enactment.
The Corporation analyzes its tax filing positions in all tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions, which include all periods starting from 2020. If the Corporation determines that uncertainties in tax positions exist, the Corporation recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. The tax benefit recognized in the financial statements for a particular tax position is based on the greatest benefit that is more likely than not to be realized.
Due to the complexity of tax laws and the required interpretations by both the taxpayer and respective taxing authorities, significant judgment is required in determining tax expense / (benefit) and in evaluating tax positions and related uncertainties under U.S. GAAP. The Corporation reviews its tax positions quarterly and adjusts its tax balances, as necessary, when new legislation is passed or new information becomes available. Interest and penalties, when applicable, related to income taxes are recorded within Income taxes expense / (benefit) in the Corporation’s consolidated statements of operations.

Report of Independent Registered Public Accounting Firm
To the Board of Directors of Galaxy Digital Inc. in its capacity as general partner of
Galaxy Digital Holdings LP:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Galaxy Digital Holdings LP and subsidiaries (the Partnership) as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Partnership has changed its method of accounting for digital assets that are qualifying indefinite-lived intangible assets to fair value, with changes in fair value recognized in net income as of January 1, 2023 due to the adoption of Accounting Standards Update No. 2023-08, Intangibles-Goodwill and Other-Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets.
As discussed in Note 2 to the consolidated financial statements, the Partnership has changed its method of accounting for obligations to safeguard crypto assets for others as of December 31, 2024, with retrospective application to all periods presented, due to the adoption of SEC Staff Accounting Bulletin No. 122.
Basis for Opinion
These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Evaluation of audit evidence pertaining to the existence of and rights to digital assets
As discussed in Note 6 to the consolidated financial statements, the Partnership recognizes a variety of digital assets on its consolidated statement of financial position. Digital assets that are financial assets and digital assets that are qualifying indefinite-lived intangible assets are measured at fair value. Digital assets that are indefinite-lived intangible assets that do not qualify for measurement at fair value are recorded at cost, less any impairment losses incurred. As of December 31, 2024, the carrying value of the Partnership’s digital assets was $2.93 billion.
We identified the evaluation of the existence of and the Partnership’s rights to substantially all of the Partnership’s digital assets, including the risk that the Partnership’s digital assets may not be owned by the Partnership or may be subject to unauthorized on blockchain transfers to third parties, as a critical audit matter. A high degree of auditor judgment was involved in determining the nature and extent of the procedures performed and audit evidence obtained to assess the existence of and the Partnership’s rights to the digital assets.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls over the existence of and the Partnership’s rights to the digital assets, including the risk that the Partnership’s digital assets may not be owned by the Partnership or may be subject to unauthorized on blockchain transfers to third parties. We also tested the operating effectiveness for certain of these internal controls. We obtained confirmations of the Partnership’s digital assets held with certain third parties as of December 31, 2024 and compared the results of the confirmations to the Partnership’s records. We also compared the Partnership’s records of certain digital asset balances and transactions to the records on public blockchains using software audit tools. We obtained evidence that management has control of the private keys required to access digital assets through observing the movement of selected digital assets and validating cryptographic messages signed using selected private keys. We obtained and assessed relevant documentation to support that the digital assets as of December 31, 2024 were owned by the Partnership. For a selection of on blockchain transfers to third parties, we obtained and assessed evidence that the transaction was appropriately authorized and recorded by the Partnership. We evaluated the reliability of audit evidence obtained from public blockchains.
Assessment of fair value of investments
As discussed in Notes 9, 10, and 11 to the consolidated financial statements, the Partnership held investments, a portion of which represented investments measured using the market approach valuation method with one or more significant unobservable inputs on a recurring basis or as a result of impairment recognition. As of December 31, 2024, the Partnership held $835 million of current investments and $809 million of non-current investments.
We identified the assessment of the fair value measurement of the investments measured using the market approach valuation method with one or more significant unobservable inputs as a critical audit matter. There was a high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment involved in the assessment due to significant measurement uncertainty. Specifically, the assessment involved evaluating significant unobservable inputs used in these fair value estimates, such as relevance of prior transactions, valuation adjustments, selection of comparable companies, volatility, and enterprise value-to-revenue multiples.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the Partnership’s measurement of the investments measured using the market approach valuation method with one or more significant unobservable inputs, including controls related to the review of significant unobservable inputs. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the reasonableness of the fair value measurement for a selection of these investments through developing an independent estimate of the fair value of the investment and comparing the results of our estimate of fair value to the Partnership’s fair value measurement. As part of this independent estimate, the valuation professionals developed independent pricing inputs.
/s/ KPMG LLP
We have served as the Partnership’s auditor since 2021.
New York, New York
March 27, 2025, except for Notes 4, 5, and 23, as to which the date is May 27, 2025.

Galaxy Digital Holdings LP
Consolidated Statements of Operations
For the Years Ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars)

	For the years ended
	December 31, 2024	December 31, 2023	December 31, 2022
Revenues	$42,596,673	$51,626,779	$119,825,847
Net gain / (loss) on digital assets	634,557	333,450	938,365
Net gain / (loss) on investments	258,791	97,827	(464,918)
Net gain / (loss) on derivatives trading	267,769	151,583	192,558
Revenues and gains / (losses) from operations	43,757,790	52,209,639	120,491,852
Operating expenses:
Transaction expenses	42,741,776	51,592,423	120,995,931
Compensation and benefits	265,591	219,256	216,201
General and administrative	279,297	58,351	148,770
Technology	30,510	20,107	14,918
Professional fees	51,076	38,051	28,223
Notes interest expense	30,804	27,285	37,029
Total operating expenses	43,399,054	51,955,473	121,441,072
Other income / (expense):
Change in fair value of warrant liability	—	—	20,322
Unrealized gain / (loss) on notes payable – derivative	(31,727)	(9,603)	57,998
Other income / (expense), net	2,774	(135)	26,480
Total other income / (expense)	(28,953)	(9,738)	104,800
Net income / (loss) before taxes	$329,783	$244,428	$(844,420)
Income taxes expense / (benefit)	(16,939)	15,914	(28,291)
Net income / (loss)	$346,722	$228,514	$(816,129)
Net income / (loss) attributed to:
Redeemable noncontrolling interests	—	—	(97,219)
Unit holders of the Company	$346,722	$228,514	$(718,910)

Galaxy Digital Holdings LP
Consolidated Statements of Financial Position
As of December 31, 2024 and 2023
(Expressed in thousands of U.S. Dollars)

	December 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$462,103	$316,610
Digital intangible assets (includes $1,997.4 and $694.9 million measured at fair value)	2,547,581	972,429
Digital financial assets	359,665	74,386
Digital assets loan receivable, net of allowance	579,530	104,504
Investments	834,812	—
Assets posted as collateral	277,147	318,195
Derivative assets	207,653	173,209
Accounts receivable (includes $4.2 and $1.6 million due from related parties)	55,279	60,929
Digital assets receivable	53,608	14,686
Loans receivable	476,620	377,105
Prepaid expenses and other assets	26,892	36,924
Total current assets	5,880,890	2,448,977
Non-current assets
Digital assets receivable	7,112	6,174
Investments (includes $745.5 and $651.4 million measured at fair value)	808,694	735,103
Digital intangible assets	20,979	41,356
Loans receivable, non-current	—	10,259
Property and equipment, net	237,038	213,348
Other non-current assets	107,105	94,806
Goodwill	58,037	44,257
Total non-current assets	1,238,965	1,145,303
Total assets	$7,119,855	$3,594,280
Liabilities and Equity
Current liabilities
Derivative liabilities	165,858	160,642
Accounts payable and accrued liabilities (includes $96.9 and $66.9 million due to related parties)	281,531	140,376
Digital assets borrowed	1,497,609	398,277
Payable to customers	19,520	3,442
Loans payable	510,718	93,069
Collateral payable	1,399,655	581,362
Other current liabilities	13,034	40,936
Total current liabilities	3,887,925	1,418,104
Non-current liabilities
Notes payable	845,186	408,053
Other non-current liabilities	192,392	56,952
Total non-current liabilities	1,037,578	465,005
Total liabilities	4,925,503	1,883,109
Commitments and contingencies (Note 17)
Equity
Unit holders’ capital	2,194,352	1,711,171
Total equity	2,194,352	1,711,171
Total liabilities and equity	$7,119,855	$3,594,280
The accompanying notes are an integral part of these consolidated financial statements.

Galaxy Digital Holdings LP
Consolidated Statements of Changes in Equity
For the Years Ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars except share data)

	Class A Unit Capital		Class B Unit Capital		Total equity	Redeemable noncontrolling interests
	Number	Amount	Number	Amount
Balance at December 31, 2021	101,550,494	$856,371	228,110,373	$1,431,321	$2,287,692	$161,536
Equity based compensation	—	28,994	—	60,866	89,860	—
Contributions	—	—	—	—	—	19,677
Distributions	—	(58,827)	—	(125,448)	(184,275)	(83,994)
Vesting of Class B Units	—	—	560,255	—	—	—
Exchange of Class B Units	10,055,909	68,769	(10,055,909)	(68,769)	—	—
Cancellation of Class A Units	(10,870,449)	(55,181)	—	—	(55,181)	—
Issuance of Class A Units on exercise of warrants, options and restricted stock	4,075,585	6,227	—	—	6,227	—
Redemption of Class B Units	—	—	(2,671,350)	(7,961)	(7,961)	—
Other	—	(832)	—	(426)	(1,258)	—
Loss for the year	—	(235,147)	—	(483,763)	(718,910)	(97,219)
Balance at December 31, 2022	104,811,539	$610,374	215,943,369	$805,820	$1,416,194	$—
Cumulative effect of change in accounting principles	—	1,533	—	3,209	4,742	—
Equity based compensation	—	27,558	—	56,232	83,790	—
Contributions	—	—	—	—	—	—
Distributions	—	(7,301)	—	(15,104)	(22,405)	—
Vesting of Class B Units	—	—	15,226	—	—	—
Exchange of Class B Units	30,121	141	(30,121)	(141)	—	—
Cancellation of Class A Units	(4,221,799)	(10,668)	—	—	(10,668)	—
Issuance of Class A Units on exercise of warrants, options and restricted stock	8,679,471	11,107	—	—	11,107	—
Other	—	(121)	—	18	(103)	—
Income for the year	—	75,858	—	152,656	228,514	—
Balance at December 31, 2023	109,299,332	$708,481	215,928,474	$1,002,690	$1,711,171	$—
Equity based compensation	—	26,897	—	48,120	75,017	—
Distributions	—	(19,526)	—	(35,732)	(55,258)	—
Vesting of Class B Units	—	—	15,226	—	—	—
Exchange of Class B Units	81,357	541	(81,357)	(541)	—	—
Cancellation of Class A Units	(1,832,402)	(20,516)	—	—	(20,516)	—
Issuance of Class A Units, net of issuance cost	20,029,493	137,184	—	—	137,184	—
Other	—	404	—	(372)	32	—
Income for the year	—	116,265	—	230,457	346,722	—
Balance at December 31, 2024	127,577,780	$949,730	215,862,343	$1,244,622	$2,194,352	—
The accompanying notes are an integral part of these consolidated financial statements.

Galaxy Digital Holdings LP
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars)

	For the years ended
	December 31, 2024	December 31, 2023	December 31, 2022
Operating activities
Income for the year	$346,722	$228,514	$(816,129)
Adjustments for:
Digital assets sales revenue	(11,150,499)	(24,498,135)	(51,758,250)
Digital assets sales cost	11,264,933	24,463,949	49,273,681
Impairment of digital assets	89,774	46,757	2,628,402
Provision for credit losses	3,635	—	10,123
Depreciation and amortization	46,892	22,945	12,852
Other impairment	101	—	52,077
Equity based compensation	74,857	81,654	89,029
Non-cash expense from borrowing	70,544	8,230	35,457
Non-cash lending and net staking income	(100,472)	(24,915)	(36,786)
Net (gain) / loss on digital assets	(634,557)	(333,450)	(938,365)
Net (gain) / loss on investments	(258,791)	(97,827)	464,918
Net realized loss on disposal	—	2,111	2,046
Net (gain) on derivatives trading	(267,769)	(151,583)	(192,558)
Net unrealized (gain) / loss on notes payable – derivative	31,727	9,603	(57,998)
Change in fair value of warrant liability	—	—	(20,322)
Net (gain) on sale of mining equipment	—	—	(512)
Non-cash notes interest expense	17,454	13,935	22,552
Net deferred tax expense / (benefit)	(8,386)	2,498	(13,575)
Impact of exchange rate on cash and other	682	390	1,974
Changes in operating assets and liabilities:
Digital assets	153,175	148,322	1,404,046
Digital assets receivable	33	(2,617)	(18,010)
Derivative assets/liabilities	238,931	122,422	210,471
Accounts receivable	3,491	7,957	57,075
Prepaid expenses and other assets	10,030	(8,548)	(64,851)
Other non-current assets	—	2,000	2,394
Assets posted as collateral	2,091	(2,091)	—
Collateral payable	63,629	(46,681)	30,398
Accounts payable and accrued liabilities	91,512	18,195	(60,283)
Other current liabilities	(422,180)	(13,207)	(23,335)
Other non-current liabilities	127,362	(4,507)	(3,022)
Net cash provided by / (used in) operating activities	(205,079)	(4,079)	293,499
Investing activities
Proceeds from paydowns and maturities of loans receivable	200,679	66,706	228,282
Disbursements for loans receivable	(279,146)	(279,813)	(230,583)
Purchase of property, equipment and intangible assets	(59,025)	(45,613)	(118,190)
Disposal of property and equipment	2,954	653	1,281
Acquisitions	(5,115)	(43,893)	(74,605)
Purchase of investments	(3,260,043)	(192,330)	(142,045)
Proceeds and distributions from investments	2,878,067	209,508	194,198
Cash held in deconsolidated funds	—	—	(19,039)
Net cash provided by / (used in) investing activities	(521,629)	(284,782)	(160,701)

Galaxy Digital Holdings LP
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars)

	For the years ended
	December 31, 2024	December 31, 2023	December 31, 2022
Financing activities
Proceeds from stock option and warrant exercise	5,860	11,107	6,192
Payable to customers	16,078	(6,149)	(132,850)
Proceeds from loans payable	315,516	117,233	131,473
Repayments of loans payable	(228,617)	(25,748)	(164,762)
Margin loans payable, net	330,716	—	—
Proceeds from / (repayments of) notes payable, net of issuance cost	388,931	—	(29,998)
Contributions	119,491	—	—
Distributions	(55,258)	(22,405)	(184,275)
Receipts from non-controlling interests liability holders	—	—	16,169
Disbursements to non-controlling interests liability holders	—	—	(12,114)
Repurchase and cancellation of Class A Units withheld	(20,516)	(10,668)	(53,347)
Redemption of Class B Units	—	—	(7,961)
Net cash provided by / (used in) financing activities	872,201	63,370	(431,473)
Net increase / (decrease) in cash and cash equivalents	145,493	(225,491)	(298,675)
Cash and cash equivalents, beginning of year	316,610	542,101	840,776
Cash and cash equivalents, end of year	$462,103	$316,610	$542,101
Supplemental disclosure of cash flow information and non-cash investing and financing activities:
Cash paid during the year for:
Interest	$51,095	$23,292	$23,874
Taxes	8,561	9,316	25,559
Significant non-cash investing and financing activities:
Digital assets loan receivable, net of allowance	$475,450	$54,533	$90,819
Assets posted as collateral	37,577	290,965	46,262
Digital assets borrowed	1,099,332	227,711	734,446
Collateral payable	754,664	496,537	378,980
Repayments of loans receivable with non-cash considerations	—	—	93,551
Origination of loans receivable with non-cash considerations	10,787	10,669	64,750
Recognition of right of use asset and lease liability	—	1,730	4,497
Additions to property, plant and equipment and intangible assets	160	11,724	8,998
Purchases of investments with non-cash contributions	13,447	3,409	8,395
Payable for investments purchased	3,431	—	—
Proceeds from investments included in receivables	218	150	332
Proceeds from investments received as digital assets	136,191	2,036	5,708
Proceeds from investments received as non-cash contributions	6,714	—	—
Reclassification between derivatives and investments	389	18,786	—
Deconsolidation of investment funds	—	—	56,256
In-kind receipts from noncontrolling interests liability holders	—	—	3,508
In-kind disbursements to noncontrolling interests liability holders	—	—	9,331
The accompanying notes are an integral part of these consolidated financial statements.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
1.BASIS OF PRESENTATION
The Company
Galaxy Digital Holdings LP (“GDH LP” and, together with its consolidated subsidiaries, the “Company,” “Galaxy,” “we,” “us,” or “our”) is a Cayman Islands exempted limited partnership formed on May 11, 2018. The Company’s principal address is 300 Vesey Street, New York, New York 10282. GDH LP, an operating partnership, is managed by the board of managers and officers of its general partner, Galaxy Digital Holdings GP LLC (“GDH GP” or the “General Partner”). Galaxy is a Cayman exempted limited partnership which is treated as a partnership for U.S. federal tax purposes. Galaxy Digital Holdings Ltd. (“GDH Ltd.”) holds a minority investment in the Company and has an active public listing on the Toronto Stock Exchange (“TSX”) under the ticker “GLXY.” Galaxy is a technology-driven diversified financial services and investment management firm that provides institutions with a full suite of scaled financial solutions spanning the digital assets ecosystem. Galaxy’s mission is engineering a new economic paradigm. Today, the Company is primarily focused on digital assets and blockchain technology, and how these technological innovations will alter the way we store and transfer value. The Company manages and reports its activities in the following three segments: Digital Assets, Data Centers, and Treasury and Corporate.
General Partner
GDH GP is a limited liability company incorporated under the laws of the Cayman Islands on July 26, 2018 and serves as the general partner of GDH LP. The sole member of the General Partner is Galaxy Group Investments LLC (“GGI”). The General Partner has a board of managers and officers (the “Board of Managers”). On November 24, 2022, GDH LP, GDH GP, GDH Ltd. and GDH Intermediate LLC (a wholly-owned subsidiary of GDH Ltd.) entered into a fifth amended and restated limited partnership agreement (as amended from time to time, the “LPA”).
Basis of Presentation
The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of GDH LP, its wholly-owned subsidiaries and all entities in which it holds a controlling financial interest. All intercompany balances and transactions have been eliminated.
Change in Presentation
Certain comparative figures in the Company’s consolidated statements of operations have been reclassified to conform to the current year’s presentation.
2. SIGNIFICANT ACCOUNTING POLICIES
The following represents the Company’s significant accounting policies. These accounting policies have been consistently applied to all periods presented in the Company’s consolidated financial statements, unless otherwise indicated.
Consolidation
The Company consolidates entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a voting interest entity or a variable interest entity (“VIE”).
Voting Interest Entities
Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity is consolidated.
Variable Interest Entities
A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. The Company has a controlling financial interest in a VIE when the Company has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. See Note 18 for further information about VIEs.
Noncontrolling Interests
In the normal course of business, the Company is the general partner and manager of sponsored investment funds that are often VIEs. These sponsored investment funds are consolidated when the Company has a controlling financial interest. These investment funds also issue mandatorily redeemable instruments that meet the definition of a redeemable noncontrolling interest. Accordingly, the Company records redeemable noncontrolling interests for the limited partners of consolidated sponsored investment funds.
In the Company’s consolidated statements of operations, for any consolidated VIE sponsored investment fund, the Company eliminates management fees or performance fee allocations received or accrued as they are considered intercompany transactions. The Company fully recognizes the consolidated VIEs’ investment income / (loss) and allocates the portion of that income / (loss) attributable to third party ownership to noncontrolling interests in arriving at Net income attributed to Unit holders of the Company. Valuation changes associated with investments held at fair value by these consolidated sponsored investment funds are reflected in Net gain on digital assets and Net gain / (loss) on investments and are partially offset in Net income / (loss) attributable to Redeemable noncontrolling interests for the portion not attributable to the Unit holders of the Company. See Note 18 for further information regarding the consolidated sponsored investment funds.
Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Company’s chief operating decision maker is its chief executive officer. The chief operating decision-maker reviews the operating income and net income before tax of each reportable segment to evaluate segment performance against the Company’s budget and to establish management’s compensation. The chief operating decision-maker is responsible for allocating resources and assessing the performance of each of the segments. All inter-segment transactions are eliminated in the Treasury and Corporate segment.
Use of Estimates
The preparation of the Company’s consolidated financial statements, in conformity with U.S. GAAP, requires management to make certain estimates and assumptions about future events that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.
Significant estimates and assumptions include: the valuation of certain digital intangible assets, digital asset receivables, digital assets loan receivable, loans receivable, credit losses, assets posted as collateral, goodwill, property, plant, and equipment, investments, equity based awards issued, assets acquired and liabilities assumed in business combinations, and derivatives. To the extent that there are material differences between these estimates and actual results, the Company’s consolidated financial statements will be affected. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable; the result of which forms the basis for making judgments about the carrying values of assets and liabilities, as well as reported amounts of revenues and expenses during the reported periods.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Revenues and Gains / (Losses) from Operations
The Company recognizes revenue from digital assets sales, proprietary mining, hosting services, digital asset staking, technology licensing, advisory services, and investment management services, when the performance obligations related to those services are satisfied. The Company acts as a principal in sales and purchases of digital intangible assets, which requires gross recognition of revenue and the corresponding costs. As a principal, the Company obtains control over the digital intangible asset before it is transferred to the customer.
Sales of digital financial assets are recognized on a net basis. The Company presents Net gain / (loss) on digital assets, Net gain / (loss) on investments and Net gain / (loss) on derivatives trading as these transactions are not within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). See Notes 6, 8, and 9 for information on gains and losses related to these activities of the Company.
The Company evaluates whether transactions are in scope of ASC Topic 606, and each new digital asset is analyzed to determine whether it is within the scope of the applicable accounting guidance as a financial instrument or an indefinite-lived intangible asset. These classifications dictate the corresponding revenue recognition discussed herein. Additionally, digital assets which the Company holds within consolidated entities for which investment company accounting applies, are measured at fair value with changes in fair value recorded as Net gain / (loss) on digital assets in the Company’s consolidated statements of operations.
Digital Assets Sales
The Company considers the counterparty in digital assets sale transactions to be its customer. When the Company sells a digital asset, the Company has a single performance obligation, which is satisfied at the point in time when control of the digital asset sold has transferred.
Fees
The Company earns fee revenues from the following sources.
Management and performance-based fees
The Company receives investment management fees for providing investment management services. Investment management fees are recorded within Revenue in the Company’s consolidated statements of operations.
The Company’s investment management contracts with customers contain a base management fee and sometimes include a performance fee component. These contracts have a single performance obligation that is satisfied over time. Base management fees are recorded based on the amount of assets under management, at the contractually stated rate. Performance management fees are a form of variable consideration and recorded when the performance target is met and a significant reversal of such fees is not probable.
Advisory fees
The Company receives investment banking fees for providing advisory services to customers executing transactions in the digital assets sector. The Company’s investment banking contracts with customers have a single performance obligation and fees are recognized as revenue at the point in time when the underlying transaction has been completed.
Licensing fees
The Company licenses its digital asset custody technology products to customers and receives a license fee that is based on the value of the self-custodied digital assets or transaction volume managed using the Company’s technology solution. The license fee is variable and subject to a contractual minimum. The license terms are generally one year and can be renewed by the customer on the same terms. License fee revenue is recognized over time as the customer uses the Company’s self-custody technology.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Hosting fees
The Company has entered into agreements with customers as a hosting services provider where customers host their bitcoin mining equipment at the Company’s main facility, Helios, in West Texas. Hosting services require the Company to maintain the customers’ mining equipment, provide power and network connectivity, and perform installation and/or repair of customer equipment, as necessary. The Company receives fixed and variable consideration in return for these services. The variable consideration depends on the amount of bitcoin that the customers’ mining equipment generates and any power curtailment credit that the Company shares with the customers. Revenue for hosting services is recognized over time as services are provided.
Proprietary mining
The Company has entered into arrangements with bitcoin mining pool operators. The Company does not operate the mining pool but instead provides hash calculation services for the purpose of validating blockchain transactions, measured in hash rate per second, to the mining pool operators, as an output of the Company’s ordinary activities, to generate returns. The Bitcoin blockchain relies on miners competing to successfully solve a hashing function. To maximize the chances of successfully solving the hashing function, miners aggregate computing power through mining pool operators. Once a solution to the hashing function is found by a participant in a bitcoin mining pool, the bitcoin mining pool operator is entitled to propose a block and receive: 1) transaction fees paid by the Bitcoin blockchain participants for including their transactions in the newly proposed block on the blockchain and 2) newly-created digital assets awarded by the blockchain. This consideration is collectively referred to as block rewards.
Prior to the acquisition of Helios in December 2022, the Company participated in a mining pool that offered a Pay Per Share (“PPS”) payment. Under the PPS model, the Company received a portion of the mining reward, based on the Company’s contributed hash rate relative to the total hash rate of the mining pool, generated by the mining pool if and when the pool successfully mined a block on the bitcoin blockchain. Starting in January 2023, the Company switched to participating in a mining pool that applies the Full Pay Per Share (“FPPS”) model. Under the FPPS model, in exchange for providing hash calculation services, the Company is entitled to pay-per-share network block subsidies and network transaction fee reward compensation, calculated on an hourly basis and settled daily, at an amount that approximates the total bitcoin that could have been mined and transaction fees that could have been awarded using the Company’s contributed computing power, based upon the then current blockchain difficulty, less pool operating fees. The mining pool operator therefore bears the risk of not successfully solving the hash function for a given bitcoin block.
The Company has a single performance obligation to its customer (i.e., the mining pool operator), which is to provide hash calculation services to the customer so the customer can earn block rewards. The provision of hash calculation services is an output of the Company’s ordinary activities. The arrangement with the mining pool operator can be terminated by either the Company or the customer without penalty or prior notice. The Company is able to determine when and whether to provide hash calculation services to the mining pool, and the Company’s enforceable rights and obligations begin when and last only as long as hash rate continues to be provided. The contract with the mining pool operator is continuously renewed and has a duration of less than 24 hours. No material right exists in relation to any additional services Galaxy may provide if neither us, nor the pool operator, terminate the contract because such services are provided at their standalone selling prices. The transaction consideration the Company receives, which is denominated in bitcoin, includes the block rewards equivalent less a pool operating fee charged by the mining pool operator. The transaction consideration represents noncash consideration and is entirely variable. The Company measures mining revenue at the fair value of the noncash consideration to which it is entitled as of 23:59:59 Universal Time Coordinated (“UTC”) on the date of when control of services transfers to the customer, which is the same day as the contract inception. Bitcoins earned from the Company’s mining operations are subsequently accounted for in accordance with the Company’s digital assets policy.
Blockchain rewards
The Company participates in proof-of-stake validation. Proof-of-stake validation, also referred to as staking, requires the Company to delegate its digital assets to a validator. Staking can be performed on proprietary validation

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
infrastructure or through the use of third-party infrastructure or service providers. The Company concluded that where it controls the validation infrastructure, it is a principal in the provision of staking services to the blockchain, and recognizes staking revenue on a gross basis.
Digital assets staked directly on validation infrastructure are recognized within Digital intangible assets on the Company’s consolidated statements of financial position. The Company recognizes staking rewards received, as non-cash consideration for staking activities, as revenue measured at the fair value of the digital assets at the time of contract inception. Staking rewards earned by third-party delegators who stake using the Company’s infrastructure are recognized in Transaction expenses. The Company also generates blockchain rewards from holding liquid staking tokens. These blockchain rewards are typically issued by decentralized finance protocols, which are not customers of the Company. Refer to Note 6 for additional discussion on the Company's digital asset staking activities.
Transaction Expenses
The Company’s transaction expenses include the following:
Digital asset sales cost and impairment
Digital asset sales cost is allocated to digital assets sold, which meet the appropriate derecognition criteria, on a first-in-first-out basis. Impairment is recognized when the carrying amount exceeds the fair value, which is measured throughout the holding period using observable intraday low prices, of the digital intangible assets not in scope of ASC 350-60. Impairment expense represents the impairment loss incurred in the current period. Impairment is recognized on digital intangible assets not in scope of ASC Subtopic 350-60, Intangibles—Goodwill and Other—Crypto Assets (“ASC 350-60”), and measured using the lowest observed price of the digital asset during the period that the asset is held.
Blockchain reward distributions
As a principal in the provision of staking services, the Company recognizes the amount of staking rewards earned by third-parties utilizing the Company’s validation infrastructure as part of its Transaction expenses. These costs are measured using the fair value of the digital assets at the time staking rewards are earned by the customer.
Borrowing costs
The Company borrows fiat and digital assets from counterparties and in doing so incurs borrowing costs in both fiat currencies and digital assets. The borrowing costs associated with fiat loans payable are measured using the effective interest method. Borrowing costs related to digital asset loans payable are measured using the fair value of the underlying digital asset owed to counterparties.
Mining and hosting costs
Includes power and hosting fees paid to third-parties. As a part of its mining operations, the Company may enter into power purchase agreements with energy suppliers. These agreements allow the Company to purchase a given capacity of power at a fixed rate for the duration of the agreement term. The Company accounts for power purchase agreements as derivatives. Realized and unrealized gains or losses associated with these agreements are recorded together with hosting fee expense and costs associated with mining equipment recognized through sales-type finance leases.
Cash and Cash Equivalents
Cash and cash equivalents may include cash on hand, cash on trading platforms, cash held at brokers, demand deposits and short-term highly liquid investments that are readily convertible into known amounts of cash, with maturities of three months or less when acquired.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Statements of Cash Flows
The Company participates in digital asset trading activities, which often involve non-cash exchanges of digital assets for other digital assets. In reconciling its net income to the net change in cash from operating activities, the Company includes reconciling adjustments for Digital assets sales revenue and Digital assets cost of sales associated with non-cash sales of intangible digital assets. In addition, the Company includes a reconciling adjustment for Impairment of digital assets associated with non-cash sales of intangible digital assets that were sold during the period and on intangible digital assets that were not sold during the period.
Certain lending counterparties post digital asset collateral with the Company. In some instances, the counterparties request that the Company liquidate the collateral to satisfy their loan obligations. In such instances, the Company liquidates the collateral and remits the excess proceeds to the counterparties. Similarly, a lender may request that the Company settle its loan obligations against its trading balance. Such activities are presented as cash payments or receipts in the Company’s consolidated statements of cash flows.
Digital Assets
Accounting for digital assets depends on the nature of the asset and how the asset is held. The Company accounts for digital assets in the following ways:
•Intangible assets recorded at cost less applicable impairment charge. Recognized as Digital intangible assets in the Company’s consolidated statements of financial position as these digital assets do not meet the scope criteria of ASC 350-60, primarily as they provide the holder with enforceable rights to or claims on other assets. The sale of these digital assets to a customer as part of the Company’s ordinary activities are presented gross on the Company’s consolidated statements of operations. The Company early adopted ASC 350-60 effective for the fiscal year beginning January 1, 2023, resulting in fewer digital intangible assets recorded at cost less applicable impairment charge and a cumulative adoption impact related to the fair value adjustment of in scope digital intangible assets recorded in Unit holders’ capital. Prior to the adoption of ASC 350-60, all digital intangible assets held outside of consolidated investment funds were measured at lower of cost or impaired value.
•Intangible assets recorded at fair value with changes in fair value recorded in Net gain / (loss) on digital assets within the Company’s consolidated statement of operations. These assets include digital intangible assets that meet the scope requirements of ASC 350-60 for the period following January 1, 2023, as well as digital assets held in consolidated sponsored investment funds that qualify as investment companies and for which all consolidated assets and liabilities are measured at fair value. They are recognized as Digital intangible assets in the Company’s consolidated statements of financial position. As all changes in the fair value are reported in earnings as they occur, the sale of these digital assets does not necessarily give rise to a gain or loss. The sales of these digital assets to a customer as part of the Company’s ordinary activities are presented gross on the Company’s consolidated statements of operations
•Financial assets for which the Company has elected to apply the fair value option (“FVO”). Recognized as Digital financial assets in the Company’s consolidated statements of financial position. These assets represent certain stablecoins, such as USDC, that are contractually redeemable for fiat currency on demand. As any changes in the fair value are reported in earnings as they occur, the derecognition of these digital assets does not necessarily give rise to a gain or loss. Gains and losses resulting from derecognition of these digital assets are presented net on the Company’s consolidated statements of operations.
Digital intangible assets and Digital financial assets are collectively referred to as Digital assets.
Stablecoins are digital assets designed to have a relatively stable price that aligns with the price of an underlying asset, most commonly a fiat currency, such as USD, or an exchange-traded commodity. The Company uses stablecoins to post risk margin collateral and to settle trades on certain trading platforms that do not accept cash collateral. The Company primarily holds stablecoins that provide the Company with a contractual right to USD. Stablecoins that are contractually redeemable for fiat currency on demand are carried at fair value as Digital financial assets in the Company’s consolidated statements of financial position. Stablecoins concluded to not be

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
contractually redeemable for a fiat currency on demand are accounted for as Digital intangible assets. Some stablecoins meet the scope requirement of ASC 350-60 and are digital intangible assets measured at fair value. Impairment of stablecoins accounted for as Digital intangible assets not measured at fair value is recognized as Transaction expenses in the Company’s consolidated statements of operations. Changes in the fair value of stablecoins that are measured at fair value are recorded in Net gain / (loss) on digital assets in the Company’s consolidated statements of operations.
The Company places digital assets with trading platforms or loan counterparties to satisfy risk margin or collateral requirements from open trading positions and loans. The margin requirement on trading platforms can generally be met with a combination of digital assets and cash. The Company is able to use the digital assets supplied for margin requirements for trading purposes, with no restriction as long as a minimum balance is held on the trading platform. The Company is able to withdraw such digital assets if no margin loan is outstanding. The initial and subsequent measurements of these digital assets are accounted for in a similar manner as other intangible assets and financial assets not placed on such trading platforms as such digital assets do not qualify for derecognition.
Digital assets staked with third-party non-custodial1 validator nodes are not derecognized as the third-party non-custodial validator nodes do not control the digital assets staked by the Company, and the Company may initiate withdrawal of the digital assets at any time. Withdrawal time periods vary by protocol and depend on the volume of transactions on the blockchain. The Company is not able to sell or transfer staked digital assets until withdrawal is completed.
Digital assets associated with decentralized finance protocols
The Company participates in decentralized finance protocols, smart contracts that perform specific functions built on various blockchains. Decentralized finance protocols allow the Company to provide or access liquidity, as well as exchange digital assets, directly on the blockchain. To provide liquidity, the Company deposits or transfers its digital assets to the smart contracts of these decentralized finance protocols and typically receives protocol-specific digital assets that represent the Company’s claims on the underlying digital assets deposited.
The majority of decentralized finance protocols have the ability to utilize the Company’s deposited digital assets for various purposes, including lending or trading with other market participants. When digital assets are transferred to the smart contracts, the Company derecognizes the digital assets and recognizes the protocol-specific digital asset received in return. The Company does not apply ASC 350-60 to the protocol-specific digital asset as they do not meet the scope requirements of ASC 350-60, in part because these assets provide the Company with enforceable rights to or claims on the underlying digital assets deposited to decentralized protocols. These assets are measured at cost less accumulated impairment and are included in Digital intangible assets on the Company’s consolidated statements of financial position. In circumstances where the protocol has the ability to utilize the Company’s deposited digital assets, redemption may be delayed to the extent the protocol does not have an adequate supply.
As a liquidity provider to certain such protocols, the Company receives non-cash consideration in the form of additional digital intangible assets from decentralized protocols or an increased claim to the digital assets held in the protocol smart contracts. The Company does not consider any such non-cash consideration as revenue under ASC 606, and the amounts generated from such activities are included in Blockchain rewards from non-customers within Revenues on the Company’s consolidated statements of operations.
The Company also places digital assets with decentralized finance protocols where the protocol does not have the ability to lend or trade them with other market participants. In these circumstances, the Company does not receive a protocol-specific digital asset in return and retains control of the digital assets deposited into the protocol. The digital assets are not derecognized and continue to be recorded as digital assets on the Company’s consolidated statements of financial position. The Company is able to use these digital assets as collateral for loans from the protocol, and can withdraw such digital assets if no loan is outstanding. These digital assets are presented in other digital assets associated with decentralized finance protocols in Note 6.
1 Non-custodial validation refers to delegation of voting rights to the validator without transferal of the digital assets.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Digital Assets Loan Receivable
The Company lends digital assets to counterparties under fixed term loans, typically of less than one year, or loans with no prespecified maturity date. Digital asset loan receivables that do not have a prespecified maturity date are repayable at the option of the Company (i.e., the Company has a put option to put the loan receivable back to the borrower), and the borrower may repay at any time (i.e., the borrower retains a call option on the loan receivable), without penalty or premium. For certain fixed term loans outstanding where the Company acts as the lender, the borrower has the right to prepay the principal amount prior to maturity; however, the Company does not have the right to accelerate the repayment of the assets (i.e., the Company does not have a put option on the loan receivable). While the loan is outstanding the borrower has the right and the ability to use the digital assets at its sole discretion, including the ability to sell or pledge the borrowed digital assets to third parties. At the conclusion of a loan, the borrower is generally required to return the same type and quantity of digital assets as those lent by the Company.
Upon funding of digital asset loans, the Company evaluates whether it can derecognize the loaned Digital assets. Generally, the Company does not meet the derecognition criteria for digital financial asset loans under ASC Topic 860, Transfers and Servicing (“ASC 860”). Digital financial assets are reclassified to Digital assets loan receivable upon loan origination, reflecting that the digital financial assets have been transferred to a third-party borrower that can use the digital financial assets at its discretion, and the Company is exposed to the credit risk of the third-party borrower. Digital intangible assets are derecognized upon loan origination, and a Digital assets loan receivable, net of allowance is recognized in the Company’s consolidated statement of financial position. Digital assets loan receivable is measured at the fair value of the digital financial assets or digital intangible assets to be received upon settlement. The initial and subsequent gain / loss resulting from the changes in value of the underlying digital assets are recognized in Net gains from digital assets in the Company’s consolidated statements of operations. Digital assets loan receivable are placed on nonaccrual status when it is probable that the Company will not collect all principal and interest due under the contractual terms, regardless of the delinquency status, or if a loan is past due for 90 days or more, unless the loan is still over-collateralized or has begun reperforming. A loan is considered past due when a principal or interest payment has not been made according to its contractual terms. The Digital assets loan receivable balance is evaluated for possible credit losses using the framework outlined in ASC Topic 326, Financial Instruments—Credit Losses (“ASC 326”). The allowance for credit losses on Digital assets loan receivable under the current expected credit loss (“CECL”) model reflects management’s estimate of credit losses over the remaining expected life of the loans and also considers forecasts of future economic conditions. Provision for credit losses is included in the General and administrative expense in the Company’s consolidated statements of operations. The majority of the Company’s digital assets loan receivable is secured by cash or collateral that is readily convertible to cash such as BTC, ETH, and stablecoins and is typically 110% to 140% of the principal balance. The Company monitors collateral value throughout each day and requests additional collateral from the borrower if the fair value of the collateral associated with a given loan drops below a predefined threshold, typically 110% of the fair value of the digital assets on loan. Should the borrower fail to provide additional collateral upon request, the Company is entitled to liquidate the collateral held and close out the associated digital asset loan(s), usually within 18 hours but in no case later than one business day of the collateral requests being made. The Company maintains processes and controls to ensure adequate collateral is held for all its digital asset loans, including processes that monitor market prices and liquidity of the assets that are held as collateral. The quality and amount of collateral is a key input to the Company’s determination of expected credit losses on its loan portfolio, and the Company applies the collateral maintenance practical expedient under ASC 326 in estimating its credit losses.
Under the terms of the Company’s lending arrangements, the borrower is required to pay the Company a fee which is calculated as an annualized percentage of the quantity of digital assets lent. The fees for these lending arrangements are denominated in the related digital asset lent. The borrowing fee is recognized as Revenue in the Company’s consolidated statements of operations over the life of the loan. The borrower may also be required to pay the Company origination fees. The fees for these lending arrangements are not material and are recognized as Revenue as earned.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Digital Assets Borrowed
The Company enters into borrowing arrangements to acquire digital assets for various purposes including to lend to another counterparty through a lending arrangement, to utilize as collateral for certain trading positions, or for proprietary trading activities. The Company’s material borrowings of digital assets have historically consisted of a combination of bitcoin, ether, Solana, and stablecoins.
The Company enters into borrowing arrangements via over-the-counter transactions or on-chain borrowings through DeFi protocols which can be structured as fixed term loans, of less than one year, or loans with no prespecified maturity date. Digital assets borrowings that do not have a prespecified maturity date are repayable at the option of the Company (i.e., the Company has a call option to call the loan from the lender), and the lender may demand repayment, at any time (i.e., the lender retains a put option on the loan), without penalty or premium. The Company has the ability to use the borrowed digital assets at its sole discretion, and an obligation to return the same quantity and type of digital assets to the lender upon the repayment of the digital asset loan. The Company concluded that it does not obtain control of borrowed digital financial assets at the time of loan origination under ASC 860. When the Company sells the borrowed digital financial assets, the Company recognizes a liability to return the borrowed digital financial assets, which is recognized and measured at fair value.
Digital intangible assets borrowed are recognized at their initial fair value with a corresponding liability associated with the Company’s obligation to return the borrowed digital intangible assets. Borrowed digital intangible assets are subsequently accounted for in line with the Company’s digital intangible asset accounting policy.
The Company accounts for its digital intangible asset borrowings as hybrid instruments, where the liability host contract contains an embedded feature associated with the put option that gives rise to the Company’s repayment obligation which is indexed to the underlying digital asset. The settlement of the embedded put and call options is indexed to the value of the underlying digital intangible assets that are required to be delivered upon settlement. The forward element meets the definition of a derivative on a standalone basis. The Company assesses the digital intangible assets that it borrows to determine whether the digital intangible assets can be readily converted to cash on each balance sheet date. The borrowed digital intangible assets are readily convertible to cash if there is sufficient trading volume such that the Company has the ability to convert the digital intangible assets to cash in the near-term and is not in a position that is substantially different from net settlement. When the underlying digital intangible assets to be delivered upon settlement of the forward element are readily convertible to cash, the embedded feature would be bifurcated as an embedded derivative. The fair value of the embedded derivative is measured as the change in the spot price of the underlying digital intangible asset in which the loan is denominated. Any changes in fair value are recorded in current period earnings in Net gain / (loss) on digital assets in the Company’s consolidated statements of operations.
For a portion of its loans, the Company is required to post collateral with the lender in the form of cash and/or digital assets that are transferred to the lending counterparty. In some instances, the counterparty obtains control of the collateral assets, including the ability to use these collateral assets at their sole discretion, with an obligation to return the same type and quantity of the assets to the Company upon the repayment of our loan. The Company accounts for digital asset collateral receivables using the same policy as its lending arrangements for digital intangible assets and digital financial assets, respectively, and presents the receivable as Assets posted as collateral. Digital intangible assets collateral receivables are measured at the fair value of the digital assets the Company has the right to receive, with changes in fair value recognized in Net gain / (loss) on digital assets in the Company’s consolidated statements of operations. The Company assesses such collateral receivable for credit risk in the same way as it does digital asset loan receivable. Provision for credit losses expense is included in the General and administrative expense in the Company’s consolidated statements of operations. Digital intangible asset collateral that the Company retains control over continues to be accounted for under the Company’s accounting policy for digital assets.
Under the terms of the Company’s borrowing arrangements, the Company is required to pay a fee to the lender which is calculated as an annualized percentage of the quantity of digital assets borrowed. For digital asset borrowings, the fees are denominated in the related digital asset borrowed. The borrowing fee is recognized over the

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
life of the loan and is included as part of Transaction expenses in the Company’s consolidated statements of operations. The Company may also be required to pay the lender origination fees. The fees for these borrowing arrangements are not material and are recognized as Transaction expenses as incurred.
Digital Assets Receivable
The Company invests in start-up blockchain projects in exchange for a right to receive digital assets (tokens) generated by the project at a future date. The associated digital assets are generated and become available for trading following the completion of the project (referred to as the “launch” of the project, or Initial Coin Offering), at which time the Company is entitled to receive a predefined number of tokens. These tokens are distributed to the Company over time, according to an agreed-upon release schedule. The pre-network launch investments in these projects are initially recorded at cost, as Other non-current assets, in the Company’s consolidated statements of financial position. After the project launches, but prior to receiving the tokens, the Company records Digital assets receivable, in the Company’s consolidated statements of financial position. Digital assets receivable not expected to be settled within a year are classified as non-current. When our right to receive digital assets at a future date meets the definition of a derivative, we record changes in the fair value of the Digital assets receivable in Net gain / (loss) on digital assets in the Company’s consolidated statements of operations. Digital assets receivable meet the definition of a derivative when quoted prices are available in an active market and the quantities contracted to be delivered can be absorbed by the market without significantly affecting the price. Upon receipt of the digital asset, the Company reclassifies the asset from Digital assets receivable to Digital intangible assets in the consolidated statements of financial position.
Collateral Payable
The Company generally requires the counterparty in a lending transaction to post collateral to secure the borrowed assets. Where the Company obtains control of the collateral assets, the Company recognizes an obligation to return the collateral received as Collateral payable in its consolidated statements of financial position. Collateral accepted is typically limited to digital assets that are the most liquid with the highest market capitalization such as bitcoin, ether and USDC, or U.S. dollars. The Company implements aggregate asset-specific liquidity limits. Digital asset collateral, where the Company obtains control of the collateral received, is recognized as Digital intangible assets or Digital financial assets. The Collateral payable balance represents the obligation to return the collateral including both the host instrument and a bifurcated embedded derivative measured at fair value each period with changes in fair value recorded as Net gain on digital assets in the Company’s consolidated statements of operations.
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit” price) in an orderly transaction between market participants at the measurement date.
Fair value is a market-based measure considered from the perspective of a market participant. When market assumptions are not readily available, assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.
In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value, requiring the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability; they are developed based on the best information available in the circumstance. The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest level:
•Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•Level 3: Inputs that are unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.
The Company values Level 1 and Level 2 assets and liabilities using quoted market prices or alternative pricing sources and models utilizing market observable inputs. The Company utilizes unobservable pricing inputs and assumptions, including but not limited to prior transactions, in determining the fair value of its Level 3 assets and liabilities. These unobservable pricing inputs and assumptions may differ by asset / liability and in the application of valuation methodologies. The Company’s reported fair value estimates could vary materially if different unobservable pricing inputs and other assumptions were used; or for applicable assets/liabilities, if the Company only used a single valuation methodology instead of assigning a weighting to different methodologies. Key unobservable inputs that have a significant impact on the Company’s Level 3 valuations are described in Note 11. Fair values of Level 3 assets and liabilities may be supported by limited or no market activity within the periods presented.
Investments in investment funds are valued based on Net Asset Value (“NAV”), which is used as a practical expedient to measure the fair value. Funds the Company values based on NAV predominantly invest in the digital asset industry. The Company invests in both open-ended and closed-ended funds. The Company can request to redeem its investment from open-ended funds by providing written notice to the fund’s general partner on a date prior to the redemption date which is specified in the relevant agreements for each respective fund. The Company is unable to redeem its investment from the closed-ended funds and receives distributions based on waterfall calculations specified in the relevant agreements for each fund. The Company is unable to transfer or sell its interests in these funds without prior consent from the fund’s general partner.
In some instances, the Company records investments using the measurement alternative provided by ASC Topic 321, Investments-Equity Securities (“ASC 321”). See Note 9 for a discussion of investments for which the measurement alternative has been elected.
Equity-Method Investments
When the Company does not have a controlling financial interest in an entity but can exert significant influence over the entity’s operating and financial policies, the investment may be accounted for either (i) under the equity method of accounting or (ii) at fair value by electing the fair value option. The Company has elected the fair value option for equity-method investments.
Leases
Lessee
The Company leases real estate for use in its business operations. The Company determines if an arrangement is, or contains, a lease at contract inception. A lease exists when the Company has the right to control the use of an identified asset for a period of time. Operating lease right-of-use assets and lease liabilities are included in Other non-current assets, Other current liabilities and Other non-current liabilities, respectively, in the Company’s consolidated statements of financial position. Right-of-use assets in the Company’s consolidated statements of financial position represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at the commencement date based on the present value of future minimum lease payments over the lease term. Most leases do not provide an implicit rate; the Company uses its estimated incremental borrowing rate. The operating lease right-of-use assets include any payments made before commencement and exclude lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company made the policy election to account for lease payments on short-term leases on a straight-line basis over the lease term and not recognize these leases in the Company’s consolidated statements of financial position.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Lessor
The Company purchases new mining equipment from mining manufacturers for proprietary use and from time to time for the purpose of leasing such equipment to customers. The Company leases mining equipment through sales-type financing leases in accordance with ASC 842, Leases. These leases generally have terms of less than two years with early termination options. The leases also include options to purchase the underlying equipment at the end of the lease term or upon early termination. Revenue on sales type financing leases is recognized at the inception of the lease; related interest revenue is recognized over the term using the effective interest method. Interest revenue is derived from the discounted cash flows of the lease payments. There are no non-lease components associated with these leases. Investment in sales-type leases are included in Other non-current assets in the Company’s consolidated statements of financial position and are comprised of the minimum lease payments receivable at present value. There is no residual value associated with the mining equipment. The fees from mining equipment leasing are presented within Revenue in the Company’s consolidated statements of operations.
Property and Equipment
Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation and, where applicable, the initial estimation of any asset retirement obligation. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. The Company assesses property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is measured by a comparison of the carrying amount of the asset to undiscounted future cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. Depreciation is recognized in General and administrative expenses in the Company’s consolidated statements of operations on a straight-line basis over the following estimated useful lives:

•Mining equipment	3 – 5 years
•Mining infrastructure	15 – 25 years
•Corporate assets other than leasehold improvements	3 – 10 years
•Leasehold improvements	The shorter of the lease term or useful life of the assets
Items of property or equipment are derecognized upon disposal or when no future economic benefits are expected from their use. Any gain or loss arising on the derecognition of an asset, calculated as the difference between the net disposal proceeds and the carrying value of the asset, is included in General and administrative expenses in the Company’s consolidated statements of operations in the period the asset is derecognized. The assets’ residual values and useful lives are reviewed at each financial year-end and adjusted if necessary.
Goodwill and Other Intangible Assets
Goodwill
The Company tests goodwill for impairment on an annual basis and at other times, if a significant event or change in circumstance exists. The Company tests goodwill for impairment at the reporting unit level, which is at the level of, or one level below, its business segments. For both the annual and interim tests, the Company has the option to either (i) perform a quantitative impairment test or (ii) first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, in which case the quantitative test would be performed. The quantitative goodwill test compares the estimated fair value of each reporting unit with its estimated net book value (including goodwill and identifiable intangible assets). If the reporting unit’s estimated fair value exceeds its estimated net book value, goodwill is not impaired. An impairment is recognized if the estimated fair value of a reporting unit is less than its estimated net book value. As of December 31, 2024, there were no reporting units with goodwill at-risk for impairment. The Company will continue to monitor its goodwill for possible future impairment.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Intangible Assets—Definite Lived
Intangible assets with a definite useful life are amortized over their estimated useful lives on a straight-line basis. Each period, the Company evaluates the estimated remaining useful life of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization. Amortization is recognized in General and administrative expenses in the Company’s consolidated statements of operations over the following estimated useful lives:

•Software technology	2 - 5 years
•Customer relationships and other intangibles	2 - 3 years
Intangible Assets—Indefinite Lived
Intangible assets, other than Digital intangible assets, assessed as having indefinite lives are not amortized but are assessed for indicators that the useful life is no longer indefinite or for indicators of impairment each period.
Intangible assets, both definite lived and indefinite lived other than Digital intangible assets, are included in Other non-current assets in the Company’s consolidated statements of financial position.
Investments
Investments consist of common stock, convertible notes, limited partnership and limited liability company interests, preferred stock, trust shares, bankruptcy claims, and warrants. Investments denominated in currencies other than the entity’s functional currency are valued based on the spot rate of the respective currency at the end of the reporting period with changes related to exchange rate movements reflected in the Company’s consolidated statements of operations. See Notes 9, 10 and 11 for further information on investments.
Fair Value Option
The Company has elected the fair value option for certain eligible instruments including:
•Common stock investments
•Limited partnership / Limited liability company interest investments
•Trust units / Trust shares
•Preferred shares
•Stablecoins that are digital financial assets
Such election is irrevocable and is applied on an individual asset by asset or liability by liability basis at initial recognition. The primary reason for electing the fair value option is to reflect economic events in earnings on a timely basis. The investments, for which the fair value option has been elected, are valued consistent with the methodology applied to the other investments held by the Company. Changes in value of investments are recognized in Net gain / (loss) on investments, in the Company’s consolidated statements of operations. Changes in value of stablecoins are recognized in Net gain / (loss) on digital assets in the Company’s consolidated statements of operations.
Loans receivable
Loans receivable are U.S. dollar loans and are typically collateralized by the borrower’s digital assets. Loans are reported at the value of their outstanding principal balances less any allowance for credit loss, if applicable. Interest income is recognized when earned and is recorded within Revenue in the Company’s consolidated statements of operations.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Loans accounted for at amortized cost are placed on nonaccrual status when it is probable that the Company will not collect all principal and interest due under the contractual terms, regardless of the delinquency status or if a loan is past due for 90 days or more, unless the loan is well collateralized or has begun reperforming. Once placed on nonaccrual status, all accrued but uncollected interest is reversed against interest income and interest subsequently collected is recognized on a cash basis to the extent the principal balance is deemed collectible. Otherwise, all cash received is used to reduce the outstanding principal balance. A loan is considered past due when a principal or interest payment has not been made according to its contractual terms. The allowance for credit losses on Loans receivable under the CECL model reflects management’s estimate of credit losses over the remaining expected life of the loans and considers forecasts of future economic conditions. For the majority of its loans, including all loans supported by digital asset collateral, the Company applies the collateral maintenance practical expedient under ASC 326 in estimating its credit losses. Provision for credit losses expense is included in the General and administrative expense in the Company’s consolidated statements of operations.
Derivative assets and liabilities
The value of derivatives is determined by underlying asset prices, other inputs or a combination of these factors. The Company buys and sells derivative contracts to facilitate trades for its customers and for its own account. These are shown in Derivative assets and Derivative liabilities in the Company’s consolidated statements of financial position. Derivative assets and liabilities are measured at fair value, with the changes in fair value recognized in Net gain / (loss) on derivatives trading in the Company’s consolidated statements of operations. The Company does not offset cash collateral paid or received against derivative assets or liabilities.
Equity-based compensation
The Company’s equity-based compensation includes grants of stock options, restricted stock, restricted share units, deferred share units and compensatory Class B Units to employees, officers, consultants and non-employee directors. The Company measures compensation expense for all awards based on the estimated fair value of the award on the date of grant. The fair value of awards is based on the price of the publicly traded company shares of GDH Ltd. Equity-based compensation is accrued and charged to Operating expenses, with an offsetting credit to Unit holders’ capital, over the respective vesting periods.
The fair value of each stock option granted to employees is estimated using the Black-Scholes option-pricing model. Stock options granted to nonemployees are measured at grant-date fair value of the equity instruments that the Company is obligated to issue when the service has been rendered. For restricted stock and standard Class B Units, the grant date fair value is based on the closing market price of the publicly traded shares on the date of grant. The fair value of the Profit Interest Class B Units was estimated using a probability-weighted expected return method at the end of each period.
The Company accounts for forfeitures as they occur. Stock-based compensation for time-based awards is recognized on a straight-line basis over the requisite vesting period. Stock-based compensation expense for performance-based awards is recognized on an accelerated basis over the requisite vesting period when it is considered probable that the performance vesting condition will be satisfied. See Note 21 for further information regarding stock-based compensation expense and the assumptions used in estimating that expense.
Income Taxes
GDH LP is a Cayman exempted limited partnership treated as a partnership for U.S. Federal tax purposes. Items of income, gain, loss, deduction, and credit are allocated to the partners and, as such, income taxes are generally the responsibility of the partners. GDH LP is subject to an entity level New York City unincorporated business tax (“UBT”) at a rate of 4.0% on income allocated or apportioned to New York City. Foreign corporate subsidiaries are generally subject to taxes in the foreign jurisdictions where they are treated as domiciled under their respective tax laws. Accordingly, no provision for income taxes has been recorded in these consolidated financial statements other than for GDH LP’s UBT obligation and for the entities in the consolidated GDH LP group subject to income taxes in the local jurisdictions in which they operate.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Deferred income tax assets and liabilities are recognized for the expected future tax consequences of the differences between the U.S. GAAP and tax bases of assets and liabilities, measured at the balance sheet date using the tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when, based on the weight of all available evidence, management determines it is more likely than not that some portion or all of the deferred tax assets will not be realized. Significant judgment is required in determining whether a valuation allowance should be established, as well as the amount of such allowance. Deferred income tax assets and liabilities are offset and presented as a single amount in the statements of financial condition for each tax-paying component of an entity and within a particular tax jurisdiction. Deferred income tax assets are included in Other non-current assets and deferred income tax liabilities are included in Other non-current liabilities in the Company’s consolidated statements of financial position.
The Company recognizes the income tax accounting effects of changes in tax law or rates (including retroactive changes) in the period of enactment.
The Company analyzes its tax filing positions in all tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions, which include all periods starting from 2019. If the Company determines that uncertainties in tax positions exist, the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. The tax benefit recognized in the financial statements for a particular tax position is based on the greatest benefit that is more likely than not to be realized.
Due to the complexity of tax laws and the required interpretations by both the taxpayer and respective taxing authorities, significant judgment is required in determining tax expense / (benefit) and in evaluating tax positions and related uncertainties under U.S. GAAP. The Company reviews its tax positions quarterly and adjusts its tax balances, as necessary, when new legislation is passed or new information becomes available. Interest and penalties, when applicable, related to income taxes are recorded within Income taxes expense / (benefit) in the Company’s consolidated statements of operations.
Recent Accounting Developments
In January, 2025, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 122 (“SAB 122”), which rescinds the interpretive guidance previously provided in SAB No. 121 (“SAB 121”). SAB 121 had required entities to recognize a liability and corresponding asset for their obligation to safeguard crypto-assets held for platform users. With the issuance of SAB 122, entities are no longer mandated to recognize such liabilities and assets solely based on safeguarding responsibilities. Instead, entities should assess whether to recognize a liability related to the risk of loss under such obligations by applying the recognition and measurement requirements for contingencies as outlined in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 450-20, Loss Contingencies.
The Company adopted SAB 122 during the year ended December 31, 2024 on a fully retrospective basis. This resulted in the elimination of Counterparty digital assets and Counterparty digital assets obligations of $20.6 million from the Company’s statement of financial position as of December 31, 2023. The Company has provided disclosure in Note 17 in relation to off balance sheet exposure to customer digital assets.
In December 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. This ASU provides guidance on the accounting for, measurement of, and disclosures related to digital assets that meet specific criteria outlined within the standard. The ASU aims to improve the transparency and comparability of financial information related to digital assets held by entities.
ASU 2023-08 applies to all entities that hold digital assets, which are defined as digital assets existing on a blockchain or similar distributed ledger technology, secured through cryptography, and are fungible. The standard specifically excludes digital assets that provide the holder with enforceable rights to goods, services, or other assets and those created or issued by the reporting entity or its related parties.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Under ASU 2023-08, digital assets within its scope are required to be measured at fair value with changes in fair value recognized in net income each reporting period. This represents a departure from the previous practice of accounting for these assets as indefinite-lived intangible assets subject to impairment testing. The ASU also mandates separate presentation of digital assets on the balance sheet and the separate presentation of gains and losses from the remeasurement of digital assets in the income statement.
Furthermore, the ASU introduces comprehensive disclosure requirements designed to provide users of financial statements with detailed information about an entity's holdings of digital assets. These disclosures include, but are not limited to, the nature and amount of significant holdings of digital assets, the risks associated with contractual sale restrictions, and a reconciliation of changes in the holdings of digital assets during the reporting period.
The Company early adopted the provisions of ASU 2023-08 for the fiscal year beginning on January 1, 2023. The adoption was applied through a cumulative-effect adjustment to the opening balance of retained earnings in the year of adoption, in accordance with the transition requirements specified by the ASU. The adoption of ASU 2023-08 had the following impact on our financial statements:

(in thousands)	Balance at December 31, 2022	Cumulative adjustment	Balance at January 1, 2023
Digital intangible assets	362,383	4,742	367,125
Unit holder’s capital	1,416,194	4,742	1,420,936
The adoption of ASU 2023-08 has resulted in changes to our accounting policy for Digital intangible assets. These changes have been reflected in the measurement and recognition of gains and losses related to Digital intangible assets in our financial statements. The separate presentation requirements have been applied, and the additional disclosures as required by the ASU have been included in the notes to our financial statements.
In October 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, aimed at enhancing the clarity and usefulness of segment disclosure. This update requires public business entities to disclose significant segment expenses that contribute to profitability measures and provide more detailed reconciliations to enhance user understanding. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 for the fiscal year beginning on January 1, 2024. See Note 23 for additional segment information.
In October 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to enhance transparency in income tax reporting. The ASU requires public business entities to disclose more detailed information about the nature and composition of deferred tax assets and liabilities, including the impact of tax law changes on current taxes payable. The ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently assessing the ASU’s impact on its consolidated financial statements and disclosures.
In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosure. This ASU requires public business entities to disaggregate certain significant expenses by nature within functional expense categories on the income statement or in the notes. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the impact on its consolidated financial statements and disclosures.
The Company adopted ASU 2022-03, Fair Value Measurement — Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03”) starting from January 1, 2024. ASU 2022-03 clarifies that contractual restrictions on the sale of an equity security do not form part of the unit of account for the equity security and, therefore, should not impact its fair value measurement.
The Company adopted ASU 2022-03 prospectively, and consequently we do not apply a discount for lack of marketability to its digital assets subject to contractual sale restrictions that were acquired subsequent to the adoption

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
of ASU 2022-03. Digital assets subject to contractual sale restrictions that were acquired prior to the adoption of ASU 2022-03 continue to include a discount for lack of marketability.
3.BUSINESS COMBINATIONS
Fierce
On December 9, 2024, a subsidiary controlled by the Company acquired all shares of Fierce Technology, Inc. ("Fierce"), which provides financial application software, for approximately $12.5 million ($3.0 million in cash and $9.5 million in equity). The Company determined that the acquisition of Fierce constituted a business combination under ASC Topic 805, Business Combinations (“ASC 805”).
The consideration transferred was measured at the fair value of the cash and equity paid, and the estimated contingent consideration of approximately $1.2 million, in the form of GDH Ltd. shares, that is payable by the Company upon determination of the final working capital amounts. The Company recognized the following assets and liabilities in relation to the acquisition of Fierce:

(in thousands)
Cash	$315
Intangible assets	411
Goodwill	8,588
Other non-current assets	3,296
Total assets	$12,610

Deferred tax liability	110
Total liabilities	$110
The Company recorded $8.6 million of goodwill which was attributed to the Digital Assets segment. Goodwill represents the future economic benefit arising from assets acquired which could not be individually identified and separately recognized. Goodwill was attributed to the expected synergies from combining operations with GDH LP and the expected future cash flows of the combined business. The Company also recognized a deferred tax asset of $3.3 million related to the net operating losses of Fierce that the Company expects to utilize. The goodwill from this acquisition is not deductible for tax purposes.
Acquired intangible assets included trade names, trademarks, and technology platforms valued at $0.4 million. The intangible assets were measured at acquisition date fair value using an income approach in accordance with the Company's accounting policies.
The Company incurred acquisition related transaction costs of $0.2 million, of which the majority represented legal fees. The revenue and net income included in the Company's consolidated statements of operations contributed by Fierce for the year ended December 31, 2024, from the date of the acquisition, were not material to the Company. The pro forma impact of the acquisition on the Company’s revenue and net income for the years ended December 31, 2024 and 2023 would not have been material to the Company.
CryptoManufaktur
On July 18, 2024, a subsidiary controlled by the Company acquired the assets of CryptoManufaktur LLC (“CMF”) for approximately $12.4 million. The Company determined that the acquisition of CMF constituted a business combination under ASC 805. CMF provides staking infrastructure, primarily on the Ethereum blockchain, as well as data oracle services.
The consideration transferred was measured at the fair value of the cash and equity paid, and the estimated contingent consideration of approximately $5.5 million, which is payable by the Company if CMF achieves certain financial and operating targets through the end of 2026. On February 28, 2025, an additional 76,573 shares were

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
issued for milestone consideration. The Company recognized the following assets and liabilities in relation to the acquisition of CMF on July 18, 2024:

(in thousands)
Intangible assets	$7,213
Goodwill	5,193
Counterparty digital assets	943,445
Total assets	$955,851

Counterparty digital asset obligations	943,445
Accounts payable and accrued liabilities	21
Total liabilities	$943,466
The Company recorded $5.2 million of goodwill which was attributed to the Digital Assets segment. Goodwill represents the future economic benefit arising from assets acquired which could not be individually identified and separately recognized. Goodwill was attributed to the expected synergies from combining operations with GDH LP and the expected future cash flows of the combined business. The Company expects all of the goodwill from this acquisition to be deductible for tax purposes.
Acquired intangible assets included customer relationships valued at $7.2 million, which will be amortized over an estimated useful life of 5 years. The intangible assets were measured at acquisition date fair value using an income approach in accordance with the Company's accounting policies.
The Company incurred acquisition related transaction costs of $0.5 million, of which the majority represented professional fees. The revenue and net income included in the Company's consolidated statements of operations contributed by CMF from the date of the acquisition were not material to the Company. The pro forma impact of the acquisition on the Company’s revenue and net income for the year ended December 31, 2024 would have been an increase of approximately $22 million and $2 million, respectively. The pro forma impact of the acquisition on the Company’s revenue and net income for the year ended December 31, 2023 would have been $21 million and $1 million, respectively.
GK8
On February 21, 2023, a subsidiary controlled by the Company acquired the net assets of GK8 Ltd. from the Celsius Estate for $44 million. The Company determined that the acquisition of GK8's net assets ("GK8") constituted a business combination under ASC 805. GK8 is a developer of secure technology solutions for self-custody of digital assets by institutions operated through Galaxy GDS Crypto Technologies Israel Ltd, providing customers with software that allows them to generate and store the private keys to their digital assets, as well as to generate multi-signature backup keys, in a secure cold storage vault. It is a leading technology provider for institutions looking to self-custody their digital assets with the highest possible security, using patented technology to safely store cryptocurrencies and execute blockchain transactions.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
The consideration transferred was measured at the fair value of the cash paid, $44 million, on February 21, 2023 in exchange for the net identifiable assets of GK8 and goodwill identified below:

(in thousands)
Receivables	$814
Prepaid expenses and other assets	190
Property and equipment	128
Intangibles	23,258
Goodwill(1)	19,612
Total assets	$44,002

Accounts payable and accrued liabilities	109
Total liabilities	$109
Goodwill represents the future economic benefit arising from assets acquired which could not be individually identified and separately recognized. Goodwill was attributed to the expected synergies from combining operations with GDH LP and the expected future cash flows of the business. The Company expects $17.2 million of goodwill from this acquisition to be deductible for tax purposes.
Intangible assets acquired included customer relationships valued at $2.9 million, which will be amortized over an estimated useful life of 3 years; trade names and trademarks valued at $3.2 million, inclusive of measurement period adjustments, which will be amortized over an estimated useful life of 3 years; and technology valued at $17.2 million, which will be amortized over an estimated useful life of 5 years. The intangible assets were measured at acquisition date fair value using an income approach in accordance with the Company's accounting policies.
The Company incurred acquisition related transaction costs of $2.3 million, of which the majority represented professional fees. The pro forma impact of the acquisition on the Company's revenue and net income for the years ended on December 31, 2023 and 2022 would not have been material.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
4. REVENUES
The following table provides additional details related to the Company’s Revenues for the years ended December 31, 2024, 2023, and 2022:

(in thousands)	Digital Assets	Data Centers	Treasury and Corporate	December 31, 2024
Digital assets sales	$42,155,920	$—	$—	$42,155,920
Fees	74,962	—	28,232	103,194
Blockchain rewards	179,924	—	890	180,814
Proprietary mining	—	—	63,305	63,305
Revenues from contracts with customers	42,410,806	—	92,427	42,503,233

Blockchain rewards from non-customers	5,852	—	2,099	7,951
Lending	80,405	—	5,084	85,489
Total revenues	$42,497,063	$—	$99,610	$42,596,673

(in thousands)	Digital Assets	Data Centers	Treasury and Corporate	December 31, 2023
Digital assets sales	$51,488,120	$—	$—	$51,488,120
Fees	29,240	—	21,571	50,811
Blockchain rewards	3,230	—	2,455	5,685
Proprietary mining	—	—	33,121	33,121
Revenues from contracts with customers	51,520,590	—	57,147	51,577,737

Blockchain rewards from non-customers	982	—	—	982
Lending	43,919	—	4,141	48,060
Total revenues	$51,565,491	$—	$61,288	$51,626,779

(in thousands)	Digital Assets	Data Centers	Treasury and Corporate	December 31, 2022
Digital assets sales	$119,724,879	$—	$—	$119,724,879
Fees	31,104	—	3,167	34,271
Blockchain rewards	—	—	7,510	7,510
Proprietary mining	—	—	29,911	29,911
Revenues from contracts with customers	119,755,983	—	40,588	119,796,571

Blockchain rewards from non-customers	—	—	—	—
Lending	29,276	—	—	29,276
Total revenues	$119,785,259	$—	$40,588	$119,825,847

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
5. TRANSACTION EXPENSES
The Company incurred the following Transaction expenses for the years ended December 31, 2024, 2023, and 2022:

(in thousands)	Digital Assets	Data Centers	Treasury and Corporate	December 31, 2024
Digital assets sales costs	$42,102,443	$—	$—	$42,102,443
Impairment of digital assets	139,246	—	192,674	331,920
Blockchain reward distributions	146,731	—	(16,433)	130,298
Borrowing costs	25,652	—	75,108	100,760
Mining and hosting costs	—	—	47,643	47,643
Other transaction expenses (1)	23,226	—	5,486	28,712
Transaction expenses	$42,437,298	$—	$304,478	$42,741,776

(in thousands)	Digital Assets	Data Centers	Treasury and Corporate	December 31, 2023
Digital assets sales costs	$51,441,223	$—	$—	$51,441,223
Impairment of digital assets	47,791	—	50,549	98,340
Blockchain reward distributions	3,069	—	(504)	2,565
Borrowing costs	8,825	—	9,346	18,171
Mining and hosting costs	—	—	20,772	20,772
Other transaction expenses (1)	8,473	—	2,879	11,352
Transaction expenses	$51,509,381	$—	$83,042	$51,592,423

(in thousands)	Digital Assets	Data Centers	Treasury and Corporate	December 31, 2022
Digital assets sales costs	$114,812,910	$—	$—	$114,812,910
Impairment of digital assets	4,588,978	—	1,535,870	6,124,848
Blockchain reward distributions	—	—	—	—
Borrowing costs	29,027	—	6,430	35,457
Mining and hosting costs	—	—	15,372	15,372
Other transaction expenses (1)	6,583	—	761	7,344
Transaction expenses	$119,437,498	$—	$1,558,433	$120,995,931
__________________
(1)Other transaction expenses include trading commissions, custody, and exchange fees.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
6. DIGITAL ASSETS
The following tables provide additional detail related to the digital assets for the years ended December 31, 2024 and 2023:

(in thousands)	Digital intangible assets, current	Digital financial assets	Digital intangible assets, non-current	December 31, 2024
Digital intangible assets (includes $1.5 billion measured at fair value)	$1,544,377	$—	$75	$1,544,452
Digital financial assets	—	353,459	—	353,459
Total self-custodied (1)	1,544,377	353,459	75	1,897,911

Digital intangible assets (includes $451.4 million measured at fair value)	523,002	—	20,904	543,906
Digital financial assets	—	1,392	—	1,392
Total held with third parties, including centralized trading platforms	523,002	1,392	20,904	545,298

Collateral posted with counterparties(2) (measured at fair value)	85,874	—	—	85,874

Receipt tokens from decentralized finance protocols(3)	298,263	—	—	298,263
Other digital assets associated with decentralized finance protocols(3)(4)	96,065	4,814	—	100,879
Total digital assets associated with decentralized finance protocols	394,328	4,814	—	399,142
Total digital assets	$2,547,581	$359,665	$20,979	$2,928,225

(in thousands)	Digital intangible assets, current	Digital financial assets	Digital intangible assets, non-current	December 31, 2023
Digital intangible assets (includes $528.3 million measured at fair value)	$530,579	$—	$41,356	$571,935
Digital financial assets	—	73,302	—	73,302
Total self-custodied(1)	530,579	73,302	41,356	645,237

Digital intangible assets (includes $112.6 million measured at fair value)	178,577	—	—	178,577
Digital financial assets	—	1,084	—	1,084
Total held with third parties, including centralized trading platforms	178,577	1,084	—	179,661

Collateral posted with counterparties(2) (measured at fair value)	56,674	—	—	56,674

Receipt tokens from decentralized finance protocols(3)	166,788	—	—	166,788
Other digital assets associated with decentralized finance protocols(3)(4)	39,811	—	—	39,811
Total digital assets associated with decentralized finance protocols	206,599	—	—	206,599
Total digital assets	$972,429	$74,386	$41,356	$1,088,171

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
_______________
(1)Includes digital assets subject to sale restrictions, as well as certain digital assets bonded to validator nodes. Excludes digital assets issued by decentralized finance protocols which are self-custodied.
(2)Digital intangible assets posted as collateral under master loan agreements to third parties, for which control has not transferred, supports digital asset and fiat borrowings of $53.7 million and $50.8 million as of December 31, 2024 and 2023, respectively.
(3)Digital assets associated with decentralized finance protocols collectively support borrowings on these platforms of $124.9 million and $123.0 million as of December 31, 2024 and 2023, respectively. Decentralized finance protocols typically require borrowers to maintain a loan to value ratio of 70% and 100%.
(4)Includes self-custodied wrapped digital assets and digital assets held in smart contracts where the Company retains control.
Digital Assets Associated with Decentralized Finance Protocols
Receipt tokens from decentralized finance protocols
Receipt tokens from decentralized finance protocols are digital assets issued by decentralized protocols which derive their value from other digital assets. These tokens allow the holder to redeem the underlying digital assets from the decentralized protocols. Although these receipt tokens are generally stored in the Company's self-custodied wallets, their economic values are derived from the operations of the protocols that issued the tokens and other digital assets that are held in such protocols via smart contracts. These receipt tokens are used in trading, borrowing and staking on decentralized finance protocols.
Other digital assets associated with decentralized finance protocols
In order to transact on decentralized finance protocols, the Company converts some of its digital assets into wrapped tokens (e.g., “wBTC” and “wETH”). Wrapped tokens are digital assets that can interact with smart contracts or operate on another blockchain. The Company typically wraps digital assets in expectation of deploying them on decentralized finance protocols.
Some decentralized finance protocols may hold the Company's digital assets in a smart contract from which only the Company can redeem the digital assets. These decentralized finance protocols do not issue receipt tokens and do not obtain control of the Company's digital assets. Therefore, the tokens continue to be recognized by the Company.
Digital Assets Subject to Lock-up Schedules
Certain digital assets are subject to sale restrictions through lock-up schedules typically associated with purchases from foundations. Digital assets restricted by lock-up schedules which have not yet been received by the Company are recognized as Digital assets receivable.
The Company held $59.9 million and $68.0 million of digital assets restricted by lock-up schedules as of December 31, 2024 and 2023, respectively. The fair value of digital assets subject to sale restrictions by lock-up schedule acquired prior to January 1, 2024 includes a discount for lack of marketability. Sale restrictions associated with these digital assets range from approximately one week to approximately 3 years.
Staked Digital Assets
The Company had staked $371.7 million and $163.3 million of digital assets, including digital assets staked on decentralized finance protocols (i.e., liquid staked tokens), as of December 31, 2024 and 2023, respectively. The Company’s ability to sell or transfer staked digital assets is subject to restrictions related to unbonding periods, which are based on network traffic on the respective blockchains. As of December 31, 2024 and 2023, the majority of staked digital assets on various blockchains including Ethereum could be unbonded within 11 days, respectively. The majority of the Company’s staked digital assets are bonded to nodes operated by the Company. The blockchain rewards generated from proprietary staking activities for the years ended December 31, 2024, 2023, and 2022 was $30.0 million, $4.0 million and $7.5 million, respectively.
Digital Assets Held in Investment Companies
Consolidated subsidiaries that apply the specialized guidance for investment companies in ASC 946, Financial Services—Investment Companies, record their digital asset investments at fair value, with realized and unrealized

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
gains and losses presented in Net gain / (loss) on digital assets. The Company’s realized gain or loss on a digital asset is calculated as the proceeds received from the sale of the digital asset less its assigned original cost. For the years ended December 31, 2024, 2023, and 2022, the Company recorded net realized gain / (loss) attributable to digital assets held in investment companies of $0, $0, and $(44.6) million, respectively. The net realized and unrealized gains / (losses) on digital assets attributed to the general partners of the consolidated sponsored funds and the gain / (losses) attributed to limited partner noncontrolling interests were recorded in the Treasury and Corporate segment. As of December 31, 2024 and December 31, 2023, the Company did not consolidate any of its sponsored investment funds.
Digital Assets Rollforward
The following tables summarize the activity within our significant digital asset classes for the years ended December 31, 2024 and 2023:

Assets (in thousands)	Carrying value as of December 31, 2023	Purchases and receipts (1)	Sales or disbursements (2)	Net transferred (borrow / loaned) (3)	Impairment	Gains(4)	Losses(4)	Carrying value as of December 31, 2024
Digital intangible assets	$277,634	$13,951,687	$(13,788,542)	$(54,557)	$(331,920)	$522,732	$(26,831)	$550,203
Digital intangible assets at fair value	736,151	36,373,625	(36,833,231)	717,704	—	2,772,182	(1,748,074)	2,018,357
Digital financial assets	74,386	12,231,270	(11,756,032)	(190,266)	—	2,507	(2,200)	359,665
Total digital assets	$1,088,171	$62,556,582	$(62,377,805)	$472,881	$(331,920)	$3,297,421	$(1,777,105)	$2,928,225

Assets (in thousands)	Carrying value as of December 31, 2022	Purchases and receipts (1)	Sales or disbursements (2)	Net transferred (borrow / loaned) (3)	Impairment	Gains(4)	Losses(4)	Carrying value as of December 31, 2023
Digital intangible assets	$68,785	$14,479,087	$(14,370,033)	$123,493	$(98,340)	$128,059	$(53,417)	$277,634
Digital intangible assets at fair value	293,598	43,422,739	(43,308,884)	(159,961)	—	1,200,898	(712,239)	736,151
Digital financial assets	199,632	16,036,792	(16,309,683)	135,843	—	12,968	(1,166)	74,386
Total digital assets	$562,015	$73,938,618	$(73,988,600)	$99,375	$(98,340)	$1,341,925	$(766,822)	$1,088,171
__________________
(1)Includes receipts of digital intangible assets and digital financial assets resulting from non-revenue transactions (e.g., cross-chain swaps of similar assets), receipt of loan interest, and pre-launch investments and other investment distributions.
(2)Digital intangible assets consists of digital assets sales costs, excluding impairment, included within Transaction expense in the consolidated statement of operations and disbursements of digital assets to satisfy certain liabilities. Digital financial assets includes disbursements to satisfy certain liabilities.
(3)Includes all movements impacting the Digital intangible assets and Digital financial assets line items in the consolidated statement of financial position associated with digital asset lending and borrowing activities including collateral and fair value revaluations, as applicable.
(4)Includes realized gains of $3.2 billion and $1.2 billion and realized losses of $1.6 billion and $753.4 million for the years ended December 31, 2024 and 2023, respectively.
Significant Digital Asset Holdings
The Company's digital asset balance includes digital assets borrowed from counterparties, deposited by counterparties as collateral for which Galaxy has control, and any digital assets which Galaxy has pledged as

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
collateral and retains control. The following tables show our most significant gross digital asset holdings as of December 31, 2024 and 2023:

	December 31, 2024
(in thousands except for quantity)	Quantity	Cost basis	Fair value
Bitcoin	13,704	$1,335,194	$1,277,816
Ether	112,248	378,907	373,871
USDC	333,713,029	334,224	333,652
SOL	498,767	73,567	94,288
UNI	5,216,565	71,911	68,922
TIA	9,626,784	17,995	34,116
Other	not meaningful	231,228	195,357
Digital assets measured at fair value		2,443,026	2,378,022
Digital assets not measured at fair value	not meaningful	598,295	550,203
Total digital assets		$3,041,321	$2,928,225

	December 31, 2023
(in thousands except for quantity)	Quantity	Cost basis	Fair value
Bitcoin	9,725	$412,517	$411,093
Ether	70,774	164,210	161,450
USDC	74,359,987	74,350	74,338
TIA	12,000,000	2,700	67,536
Other	not meaningful	94,052	96,120
Digital assets measured at fair value		747,829	810,537
Digital assets not measured at fair value	not meaningful	296,357	277,634
Total digital assets		$1,044,186	$1,088,171
As of December 31, 2024, approximately 41%, 18%, and 10% of the Company's digital assets associated with decentralized finance protocols relate to digital assets issued by Sky DAO (f.k.a. Maker DAO), Coinbase wrapped bitcoin, and Aave, respectively.
7. DIGITAL ASSETS LOAN RECEIVABLE AND DIGITAL ASSETS BORROWED
In the ordinary course of business, the Company enters into agreements to borrow digital assets to finance the Company’s trading operations. The Company may lend digital assets borrowed from counterparties or acquired through other operations. As of December 31, 2024 and 2023, no Digital asset loans receivable were past due.
Digital Assets Loan Receivable, Net of Allowance

(in thousands)	December 31, 2024	December 31, 2023
Digital asset loans receivable	$579,954	$104,504
Less: Allowance for credit losses	(424)	—
Digital asset loans receivable, net	$579,530	$104,504

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Collateral Payable Associated with Digital Assets Loan Receivable

(in thousands)	December 31, 2024	December 31, 2023
Collateral payable — Digital assets	$673,427	$115,635
Collateral payable — Cash	44,535	—
Collateral payable associated with digital assets loan receivable	$717,962	$115,635
Digital Assets Borrowed

(in thousands)	December 31, 2024	December 31, 2023
Digital assets borrowed	$1,497,609	$398,277
The Company borrows digital assets from both over-the-counter and decentralized finance sources. The most significant digital assets borrowings as of December 31, 2024 were bitcoin, ether, DAI, and SOL, including associated wrapped tokens, which represented approximately 87% of total Digital assets borrowed. The most significant digital assets borrowings as of December 31, 2023 were Tether, USDC, FDUSD, bitcoin and DAI, which represented approximately 84% of total Digital assets borrowed.
Assets Posted as Collateral Associated with Digital Assets Borrowed

(in thousands)	December 31, 2024	December 31, 2023
Assets posted as collateral — Digital intangible assets	$84,221	$233,053
Assets posted as collateral — Digital financial assets	—	—
Less: Allowance for credit loss	(826)
Assets posted as collateral associated with digital assets borrowed	$83,395	$233,053
Collateral deposited in decentralized finance protocols associated with digital asset loans payable to the decentralized protocols are recognized in Digital intangible assets. Collateral posted with counterparties for which the Company retains control are also recognized in Digital intangible assets. Refer to Note 6 for additional information regarding Digital intangible assets.
8. DERIVATIVES
The Company enters into derivative contracts primarily for the purpose of trading, risk management, and hedging of operating costs. For the years ended December 31, 2024, 2023 and 2022 the Company recognized $267.8 million, $151.6 million and $192.6 million, respectively, of net derivative gain related to free-standing derivatives.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
The breakdown of the Company’s derivatives portfolio, as of December 31, 2024 and December 31, 2023, was as follows (in thousands):
December 31, 2024

(in thousands)	Notional Amounts (1)	Gross Fair Value-Derivative Assets	Gross Fair Value- Derivative Liabilities
Digital assets	$4,685,112	$185,208	$(145,493)
Foreign currencies	19,259	12,064	(10,483)
Equity securities	1,049,846	10,343	(9,683)
Interest rates	5,002	19	(13)
Commodities	10,583	19	(186)
	$5,769,802	$207,653	$(165,858)

Digital assets receivable	3,911	60,720	—
Embedded derivatives — Digital assets borrowed	1,269,013	24,039	(252,635)
Embedded derivatives — Collateral payable	1,219,247	55,848	(161,261)
Embedded derivatives — Notes payable	847,500	—	(136,192)
December 31, 2023

(in thousands)	Notional Amounts (1)	Gross Fair Value-Derivative Assets	Gross Fair Value- Derivative Liabilities
Digital assets	$2,831,616	$122,911	$(120,795)
Foreign currencies	3,397	11,279	(11,027)
Equity securities	54,417	30,541	(23,876)
Interest rates	1,408,406	7,698	(4,639)
Commodities	61,236	780	(305)
	$4,359,072	$173,209	$(160,642)

Digital assets receivable	15,971	20,860	—
Embedded derivatives — Digital assets borrowed	369,280	877	(29,874)
Embedded derivatives — Collateral payable	439,544	4,244	(134,695)
Embedded derivatives — Notes payable	445,000	—	(10,472)
___________________
(1)Notional amounts represent the U.S. Dollar denominated size of the underlying assets for the derivative instruments. They do not accurately reflect the Company's economic exposure as they do not reflect the Company's long and short derivative positions.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
The below table represents the breakdown of assets posted as collateral and collateral payable associated with derivative positions as of December 31, 2024 and 2023:

(in thousands)	December 31, 2024	December 31, 2023
Assets posted as collateral — Digital assets	$—	$15,284
Assets posted as collateral — Cash	—	2,091
Assets posted as collateral associated with derivatives	$—	$17,375

Collateral payable — Digital assets	30,600	9,521
Collateral payable — Cash	30,460	11,367
Collateral payable associated with derivatives	$61,060	$20,888
9. INVESTMENTS
Net gain / (loss) on investments in the Company’s consolidated statements of operations consists of the following:
•Net realized gains / (losses) related to sales of investments were $(171.1) million, $13.4 million, and $42.5 million for the years ended December 31, 2024, 2023 and 2022, respectively.
•Net change in unrealized gains / (losses) related to investments were $429.9 million, $84.4 million, and $(507.5) million for the years ended December 31, 2024, 2023 and 2022, respectively.
Accumulated net unrealized gains related to investments held in the Company’s consolidated statements of financial position were $627.1 million, $202.2 million, and $111.2 million as of December 31, 2024, 2023 and 2022, respectively.
Investments at Measurement Alternative
The following table presents investments for which the measurement alternative has been elected. These investments have been valued at cost less impairment and where applicable at observable transaction prices based on orderly transactions for the identical or similar investments of the same issuer.

		Impairment		Upward Adjustments
(in thousands)	Carrying Value	Period to date	Cumulative	Period to date	Cumulative
December 31, 2024	$63,227	$(6,990)	$(59,608)	$2,214	$63,652
December 31, 2023	$83,702	$(37,868)	$(64,588)	$2,356	$74,352
For the years ended December 31, 2024 and 2023, eight investments with a combined fair value of $21.2 million and seven investments with a combined fair value of $67.9 million, respectively, were reclassified out of measurement alternative due to changes to investee capital structure and valuation methodology. These investments are now held at fair value. Refer to Note 11 for additional information regarding investments held at fair value.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
10. FAIR VALUE OPTION
The Company elected the fair value option for certain eligible assets. The following table summarizes the financial instruments for which the fair value option has been elected:

(in thousands)	December 31, 2024	December 31, 2023
Assets
Digital financial assets	$359,664	$74,386
Investments	558,093	398,529
Total	$917,757	$472,915
The fair value option was only elected for investments, within the Investments line item, where the Company was deemed to have significant influence and otherwise would have applied the equity method of accounting.
Realized and unrealized gains / (losses) on financial instruments for which the fair value option has been elected are recorded as Net gain / (loss) on investments and Net gain / (loss) on digital assets in the Company’s consolidated statements of operations. The following table presents the realized and net change in unrealized gains / (losses) on the financial instruments on which the fair value option was elected:

	December 31, 2024		December 31, 2023		December 31, 2022
(in thousands)	Realized Gains / (Losses)	Net Change in Unrealized Gains / (Losses)	Realized Gains / (Losses)	Net Change in Unrealized Gains / (Losses)	Realized Gains / (Losses)	Net Change in Unrealized Gains / (Losses)
Investments	$83,441	$130,980	$(833)	$88,757	$48,501	$(320,050)
Realized and unrealized gains and (losses) for digital assets classified as financial assets was $0.3 million and $11.8 million for the years ended December 31, 2024 and 2023, respectively, and were not significant for the year ended December 31, 2022.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
11. FAIR VALUE MEASUREMENTS
Recurring fair value measurements
Items measured on a recurring basis at fair value:

	As of December 31, 2024
(in thousands)	Level 1	Level 2	Level 3	Total
Assets
Digital financial assets	$354,851	4,814	$—	359,665
Digital intangible assets at fair value	1,929,661	68,239	20,457	2,018,357
Digital assets loan receivable, net of allowance — Financial assets	—	393,734	—	393,734
Digital assets receivable	204	24	60,492	60,720
Assets posted as collateral — Digital assets	—	278,527	—	278,527
Derivative assets	188,836	18,817		207,653
Embedded derivative — Collateral payable	—	55,848	—	55,848
Embedded derivative — Digital assets borrowed	—	24,039	—	24,039
Investments(1)	751,220	—	524,573	1,275,793
	$3,224,772	$844,042	$605,522	$4,674,336
Liabilities
Investments sold short (2)	6,524	—	—	6,524
Derivative liabilities	58,155	107,703		165,858
Embedded derivative — Digital assets borrowed		252,635		252,635
Embedded derivative — Collateral payable		161,261		161,261
Embedded derivative — Notes payable	—	—	136,192	136,192
	$64,679	$521,599	$136,192	$722,470
__________________
(1)Excludes equity securities measured utilizing net asset value as a practical expedient ($304.5 million) and equity securities utilizing the measurement alternative as they are without readily determinable fair values ($63.2 million).
(2)Investments sold short are included in Other current liabilities in the Company’s condensed consolidated interim statements of financial position.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022

	As of December 31, 2023
(in thousands)	Level 1	Level 2	Level 3	Total
Assets
Digital financial assets	$74,386	$—	$—	74,386
Digital intangible assets at fair value	655,473	12,674	68,004	736,151
Digital assets loan receivable, net of allowance — Financial assets	—	12,000	—	12,000
Digital assets receivable	196	95	20,569	20,860
Assets posted as collateral — Digital assets	—	316,104	—	316,104
Derivative assets	59,724	113,485	—	173,209
Embedded derivative — Collateral payable	—	4,244	—	4,244
Embedded derivative — Digital assets borrowed	—	877	—	877
Investments(1)	43,568	—	364,576	408,144
	$833,347	$459,479	$453,149	$1,745,975
Liabilities
Investments sold short	25,295	—	—	25,295
Derivative liabilities	55,567	105,075	—	160,642
Embedded derivative — Digital assets borrowed	—	29,874	—	29,874
Embedded derivative — Collateral payable	—	134,695	—	134,695
Embedded derivative — Notes payable	—	—	10,472	10,472
	$80,862	$269,644	$10,472	$360,978
__________________
(1)Excludes equity securities measured utilizing net asset value as a practical expedient ($243.3 million) and equity securities utilizing the measurement alternative as they are without readily determinable fair values ($83.7 million).
Nonrecurring fair value measurements
Impairment losses are recognized for Digital intangible assets carried at the lower of cost or impaired value and Property and equipment, net when their carrying amounts exceed fair value. The carrying values for Digital intangible assets carried at the lower of cost or impaired value were $550.2 million and $277.6 million as of December 31, 2024 and 2023, respectively. The Company categorized the fair value measurements for Property and equipment, net as Level 3.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
The following tables summarize changes in assets and liabilities measured and reported at fair value for which Level 3 inputs have been used to determine fair value for the years ended December 31, 2024 and 2023 respectively:

(in thousands) Assets	Fair value, Beginning Balance	Purchases	Sales/Distributions	Net Realized Gain / (Loss)	Net Unrealized Gain / (Loss)	Transfers in/(out) of Level 3	Fair value, Ending Balance
Digital intangible assets
2024	$68,004	$—	$—	$—	$(17,043)	$(30,504)	$20,457
2023	$—	$—	$—	$—	$65,073	$2,931	$68,004
Digital assets receivable
2024	$20,569	$—	$(4,727)	$4,724	$52,477	$(12,551)	$60,492
2023	$16,054	$200	$—	$—	$17,101	$(12,786)	$20,569
Investments
2024	$364,576	$129,188	$(221,564)	$117,036	$119,803	$15,534	$524,573
2023	$170,526	$30,077	$(2,890)	$949	$121,242	$44,672	$364,576
Embedded derivative - Notes payable
2024	$10,472	$93,993	$—	$—	$31,727	$—	$136,192
2023	$—	$—	$—	$—	$9,604	$868	$10,472
Transfers in and out of Level 3 are considered to have occurred at the beginning of the period the transfer occurred. For the year ended December 31, 2024, gross transfers into Level 3 were $21.2 million and gross transfers out of Level 3 were $48.7 million. The transfers into Level 3 for Investments were due to fair value adjustments determine by unobservable market inputs. The transfers into Level 3 for Digital asset receivables were due to underlying token launches of contracts held. Transfers out of Level 3 for Investments related to a conversion of a convertible note upon emergence from a bankruptcy during the year. Transfers out of Level 3 for Digital asset receivables and Digital assets were due to removal of restrictions. For the year ended December 31, 2023, gross transfers into Level 3 were $67.3 million and gross transfers out of Level 3 were $31.6 million. Transfers into Level 3 were due to fair value adjustments determined by unobservable market inputs, recategorization and underlying token launches of contracts held. The transfers out of Level 3 were due to removal of restrictions.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
The following table presents additional information about valuation methodologies and significant unobservable inputs used for assets and liabilities that are measured and reported at fair value and categorized within Level 3 as of December 31, 2024 and 2023, respectively:

Financial Instrument	Fair Value at December 31, 2024 (in thousands)	Significant Unobservable Inputs	Range	Weighted Average
Digital intangible assets	$20,457	Marketability discount	15.9% - 45.2%	32.1%
Digital assets receivable	$60,492	Marketability discount	5.5% - 72.8%	35.8%
Investments	$524,573	Time to liquidity event (years)	1.0 - 5.0	4.1
		Annualized equity volatility	70.0% - 90.0%	88.8%
		Risk free rate	3.4% - 4.4%	4.2%
		Market adjustment discount	30.0% - 90.0%	41.0%
		Market adjustment premium	25.0% - 130.0%	79.6%
		Marketability discount	3.5% - 51.8%	26.0%
		Expected dividend payout ratio	0% - 0%	0%
		Enterprise value to LTM revenue multiple	2.5x - 16.8x	10.8x
		Enterprise value to projected revenue multiple	2.0x - 10.5x	7.0x
		Enterprise value to annualized revenue	3.5x - 9.0x	6.7x
		Enterprise value to LTM volume	3.0x	3.0x
		Enterprise Value to ARR	8.5x - 15.8x	10.9x
		Price to tangible book value	1.5x	1.5x
		Enterprise value to projected EBITDA	9.0x - 14.0x	11.5x
		Scenario probability	35.0%	35.0%
		Recovery percentage	35.0% - 61.6%	51.5%
Embedded derivative — Notes payable	$136,192	Volatility	45.6% - 75.0%	55.4%
		Risk free rate	4.2% - 4.4%	4.3%
		Time-step (years)	0.004	0.004

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022

Financial Instrument	Fair Value at December 31, 2023 (in thousands)	Significant Unobservable Inputs	Range	Weighted Average
Digital intangible assets	$68,004	Marketability discount	3.3% - 59.4%	15.4%
Digital assets receivable	$20,569	Marketability discount	6.1% - 74.4%	28.5%
Investments	$364,576	Time to liquidity event (years)	3.0 - 5.0	4.6
		Annualized equity volatility	90.0%	90.0%
		Risk free rate	3.5% - 4.2%	3.9%
		Control discount	7.5% - 20.0%	11.1%
		Market adjustment discount	25.0% - 65.0%	37.4%
		Marketability discount	5.7% - 40.0%	15.4%
		Enterprise value to revenue multiple	2.0x- 12.0x	9.4x
		Enterprise value to projected revenue multiple	2.0x - 8.0x	4.4x
		Enterprise value to volume multiple	5.5x	5.5x
		Recovery percentage	120.1%	120.1%
		Claims percentage	68.0%	68.0%
Embedded derivative — Notes payable	$10,472	Volatility	67.0%	67.0%
		Risk free rate	4.0%	4.0%
		Time-step (years)	0.004	0.004
Increases and/or decreases in the various unobservable inputs used to determine the Level 3 valuations could result in significantly higher or lower fair value measurements.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Financial Instruments Not Measured at Fair Value
The following table presents the fair value of financial instruments not measured at fair value in the Company’s consolidated statements of financial position. This table excludes non-financial assets and liabilities.

	As of December 31, 2024
(in thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	$462,103	$462,103	$462,103	$—	$—
Assets posted as collateral — Cash	—	—	—	—	—
Accounts receivable	55,279	55,279	55,279	—	—
Loans receivable	476,620	476,620	—	476,620	—
Total Assets	$994,002	$994,002	$517,382	$476,620	$—
Accounts payable and accrued liabilities	281,531	281,531	281,531	—	—
Notes payable	845,186	836,402	—	836,402	—
Collateral payable — Cash	74,995	74,995	—	74,995	—
Payable to customers — Cash	19,520	19,520	—	19,520	—
Loans payable	510,718	510,718	—	510,718	—
Total Liabilities	$1,731,950	$1,723,166	$281,531	$1,441,635	$—

	As of December 31, 2023
(in thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	$316,610	$316,610	$316,610	$—	$—
Assets posted as collateral — Cash	2,091	2,091	2,091	—	—
Accounts receivable	60,929	60,929	60,929	—	—
Loans receivable	387,364	387,364	—	387,364	—
Total Assets	$766,994	$766,994	$379,630	$387,364	$—
Accounts payable and accrued liabilities	140,376	140,376	140,376	—	—
Notes payable	408,053	342,161	—	342,161	—
Collateral payable — Cash	11,367	11,367	—	11,367	—
Payable to customers — Cash	3,442	3,442	—	3,442	—
Loans payable	93,069	93,069	—	93,069	—
Total Liabilities	$656,307	$590,415	$140,376	$450,039	$—
12. LOANS RECEIVABLE
In the general course of business, the Company offers fiat-denominated loans to counterparties in the digital asset industry against digital assets or other collateral. No loans receivable were on nonaccrual status as of December 31, 2024 or 2023.
Loans receivable, current and non-current

(in thousands)	December 31, 2024	December 31, 2023
Loans receivable	$476,620	$377,105
Loans receivable, non-current	—	10,259
Loans receivable, current and non-current	$476,620	$387,364

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
The outstanding loans receivable are scheduled to be repaid during the following periods:

(in thousands)	Amounts
2025	$476,620
Loans receivable, current and non-current	$476,620
Outstanding balances represent loan principal and exclude accrued interest receivable on loans. The allowance for credit losses for Loans receivable was not material to the Company’s consolidated financial statements as of December 31, 2024 and 2023 due to the collateralized nature of the loan receivables and / or their short-term maturity.
Collateral payable associated with loans receivable, current

(in thousands)	December 31, 2024	December 31, 2023
Collateral payable — Digital assets	$620,633	$444,839
Collateral payable — Cash	—	—
Collateral payable associated with loans receivable, current	$620,633	$444,839
For the years ended December 31, 2024, 2023, and 2022, interest income related to the Company’s Loans receivable was $48.7 million, $36.5 million, and $17.6 million, respectively.
13. PROPERTY AND EQUIPMENT
The following table represents property and equipment balances and accumulated depreciation as of December 31, 2024 and 2023:

(in thousands)	December 31, 2024	December 31, 2023
Corporate assets (1)	$11,093	$9,625
Mining equipment	172,572	78,737
Mining infrastructure	113,710	86,156
Land	12,809	10,490
WIP / Construction in progress (2)	35,777	105,036
Property and equipment, gross	345,961	290,044
Less: Accumulated depreciation	(57,934)	(25,808)
Less: Impairment / Loss on disposal (3)	(50,989)	(50,888)
Property and equipment, net	$237,038	$213,348
__________________
(1)Corporate assets balances primarily relate to computer equipment, leasehold improvements, and furniture and fixtures.
(2)As of December 31, 2024, WIP/Construction in Progress related to mining infrastructure under construction. As of December 31, 2023, WIP/Construction in Progress related to mining equipment of $85.0 million and mining infrastructure under construction of $20.0 million.
(3)Recognized in General and administrative expenses in the Company’s consolidated statements of operations.
Depreciation expense of $31.2 million, $15.3 million and $9.2 million related to property and equipment for the years ended December 31, 2024, 2023 and 2022, respectively, is included in General and administrative expenses in the Company’s consolidated statements of operations.
Impairment of mining equipment
The Company assesses mining equipment for impairment when market prices of similar equipment are below the Company's carrying value. During the years ended December 31, 2024, 2023 and 2022, the Company recognized an impairment of $0.1 million, $0.5 million and $50.3 million, respectively, in relation to its mining equipment, including assets in WIP/Construction in progress, which was applicable to the Treasury and Corporate segment. The

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
impairment recognized during the year ended December 31, 2022 was triggered by a prolonged reduction in the value of bitcoin, which affected the expected cash flows to be generated from the equipment. Impairment testing of assets held for use requires determination of recoverability based on estimated future cash flows and involves significant judgement. The Company estimated the future cash flows related to mining equipment using the bitcoin price and network difficulty, as well as expected power cost as key inputs.
14. LEASES
Lessee
The Company enters into leases primarily for real estate, substantially all of which are used in connection with its operations.
Operating lease costs were $5.8 million, $7.8 million and $4.1 million for the years ended December 31, 2024, 2023 and 2022, respectively. Variable lease costs, which are included in operating lease costs, were not material for the years ended December 31, 2024, 2023 and 2022.
Supplemental disclosures for the Company’s consolidated statements of cash flows:

(in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Net cash provided by / (used in) operating activities
Cash paid in the measurement of operating lease liabilities	$5,973	$7,838	$4,216
Supplemental statement of financial position and other disclosures related to operating lease right-of-use assets:

(in thousands, except lease term and discount rate)	December 31, 2024	December 31, 2023
Operating lease right-of-use assets	$8,223	$12,055
Operating lease liabilities	$10,229	$14,096
Weighted average remaining lease term	3.6 years	4.2 years
Weighted average discount rate(1)	10%	10%
__________________
(1)The weighted average discount rate represents the Company’s incremental borrowing rate
The following table represents future minimum lease payments of the Company’s operating lease liabilities as of December 31, 2024:

(in thousands)	Lease liability
Year ending December 31,
2025	$4,151
2026	2,557
2027	2,572
2028	2,572
2029	429
Total future minimum lease payments	$12,281
Less: Interest	2,052
Total lease liability	$10,229
Lessor
The Company previously entered into agreements to lease mining equipment to third parties. These leases were accounted for as sales-type finance leases due to the existence of bargain purchase options through June 2023 when the last of these agreements expired. The Company received both fixed and variable payments in relation to these

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
leases. Revenue associated with mining leases was recognized within Revenues in the Company’s consolidated statements of operations. Expenses associated with mining leases were recognized within Transaction expenses in the Company’s consolidated statements of operations.

(in thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year ended December 31, 2022
Revenues
Lease	$—	$456	$1,202
Financed sales of mining equipment	—	—	2,965
Loss on disposal	—		(2,046)
Cost of sales
Associated mining equipment sales costs	$—	$—	$2,453
15. GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
The following table reflects the changes in carrying amount of goodwill:

	Year Ended December 31,
(in thousands)	2024	2023
Balance, beginning of period	$44,257	$24,645
Additions due to acquisitions (Note 3)	13,780	19,612
Balance, end of period	$58,037	$44,257
The Company recognized no impairment of Goodwill for the years ended December 31, 2024, 2023 and 2022. All goodwill is allocated to the Digital Assets segment.
Other intangible assets
The following table represents intangible assets and accumulated amortization as of the years ended December 31, 2024 and 2023:

(in thousands)	December 31, 2024	December 31, 2023
Software technology(1)	$40,508	$38,895
Other purchased defined-life intangible assets	13,701	6,062
Indefinite-lived intangible asset	1,761	1,761
Intangible assets, gross	55,970	46,718
Less: Accumulated amortization	(18,619)	(6,735)
Intangible assets, net	$37,351	$39,983
__________________
(1)Includes capitalized equity based compensation of $3.1 million and $2.1 million as of December 31, 2024 and 2023, respectively.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
The Company estimates that there is no significant residual value related to its finite-life intangible assets. The expected future amortization expense for finite-life intangible assets for the next five years is as follows:

(in thousands)	Amounts
2025	$16,708
2026	8,549
2027	5,624
2028	4,306
2029 and beyond	403
Total future amortization expense	$35,590
16. OTHER ASSETS AND ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Prepaid expenses and other assets consist of the following:

(in thousands)	December 31, 2024	December 31, 2023
Prepaid expenses	$11,112	$1,930
Mining deposits	4,845	8,825
Current tax asset and tax receivable	5,364	15,124
Other(1)	5,571	11,045
	$26,892	$36,924
__________________
(1)Includes receivables related to non-consolidated funds management, advisory activities and tax payments made on behalf of certain related parties. Refer to Note 22 for further information on related party transactions.
Accounts payable and accrued liabilities consist of the following:

(in thousands)	December 31, 2024	December 31, 2023
Compensation and compensation related	$71,553	$50,556
Professional fees	5,684	7,755
Promissory note(1)	96,933	67,246
Legal settlement	40,000	—
Mining payables and accrued liabilities	9,385	1,447
Payable for digital asset trades	20,970	4,176
Interest	15,530	4,595
Payable for investments and acquisitions	11,054	—
Accounts payable	6,910	2,569
Other	3,512	2,032
	$281,531	$140,376
__________________
(1)Promissory note with GDHI LLC. Refer to Note 22 for further information on related party transactions.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Other non-current liabilities consist of the following:

(in thousands)	December 31, 2024	December 31, 2023
Tax liabilities	$42,994	$42,856
Legal settlement	142,462	—
Lease liability	6,936	14,096
	$192,392	$56,952
17. COMMITMENTS AND CONTINGENCIES
Leases
As of December 31, 2024 and 2023, the Company had commitments primarily under three subleases. Refer to Note 14 for further information on lease commitments.
Investment and loan commitments
As of December 31, 2024 and 2023, the Company was obligated to seven portfolio companies, all of which are variable interest entities (VIEs), to fund up to $69.0 million and $61.0 million, respectively. Subsequent to December 31, 2024, $2.5 million of this amount has been funded. Refer to Note 18 for further information on VIEs.
As of December 31, 2024 and 2023, the Company had outstanding credit facilities to counterparties and arrangements to finance delayed trading settlement up to three days totaling $60.0 million and $20.0 million, respectively, and had funded $39.9 million and $0 in relation to these facilities, respectively, as of the year end. Credit facilities are supported by counterparties’ assets. There were no additional fundings of these facilities subsequent to period end.
Contractual commitments
As of December 31, 2024, the Company had an outstanding commitment for the construction of improvements at its Helios facility totaling $9.1 million.
Indemnifications
The Company has provided standard representations for agreements and customary indemnification for claims and legal proceedings. Insurance has been purchased to mitigate certain of these risks. Generally, there are no stated or notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. Furthermore, counterparties to these transactions often provide comparable indemnifications. The Company is unable to develop an estimate of the maximum payout under these indemnifications for several reasons. In addition to the lack of a stated or notional amount in a majority of such indemnifications, it is not possible to predict the nature of events that would trigger indemnification or the level of indemnification for a certain event. The Company believes, however, that the possibility of making any material payments for these indemnifications is remote. As of December 31, 2024 and 2023, there was no liability accrued under these arrangements.
Legal and Regulatory Matters
In the ordinary course of business, the Company and its subsidiaries and affiliates may be threatened with, named as defendants in, or made parties to pending and potential legal actions, including class actions, arbitrations and other disputes. The Company and its subsidiaries and affiliates are also subject to oversight by numerous regulatory and other governmental agencies and may receive inspection requests, investigative subpoenas and requests from regulators for documents and information, which could lead to enforcement investigations and actions.
The Company reviews any lawsuits, regulatory investigations, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with its accounting policies. Except as

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
discussed below, the Company does not believe that the ultimate resolution of existing legal and regulatory outstanding matters will have a material effect upon our financial condition or liquidity. However, in light of the uncertainties inherent in these matters, it is possible that the ultimate resolution of one or more of these matters may have a material adverse effect on the Company’s results of operations for a particular period, and future changes in circumstances or additional information could result in additional accruals or resolution in excess of established accruals, which could adversely affect the Company’s results of operations, potentially materially.
SEC Matters: As previously disclosed, in prior years, members of the staff of the SEC’s Division of Enforcement raised whether certain of the digital assets that we trade are securities and therefore such trading activities should be conducted through a registered entity. In addition, the staff of the SEC’s Division of Enforcement also raised whether off-channel communications were appropriately captured. In February 2025, we received termination letters concluding these investigations without charges.
Luna Matters: On March 27, 2025, Galaxy reached an agreement with the New York State Attorney General to resolve civil claims relating to certain investments, trading, and public statements made in connection with the LUNA digital asset from late 2020 to 2022. As of December 31, 2024, the Company accrued a legal provision of $182 million. The accrued amounts include the impact of discounting the estimated cash flows at a rate of approximately 4.3%. The undiscounted amount of the settlement is $200 million and payable between 2025 and 2028, with a payment of $40 million in each of 2025 and 2026, and a payment of $60 million in each of 2027 and 2028. Under the terms of the settlement, Galaxy also agreed to, among other things, compliance enhancements related to public statements about cryptocurrency and purchases and sales of cryptocurrency.
In December 2022, a proposed class action was filed in the Ontario Superior Court of Justice against GDH Ltd., our Chief Executive Officer and our former Chief Financial Officer asserting various claims including alleged misrepresentations relating to our public disclosure regarding investments and trading in the LUNA digital asset. The class action purports to be brought on behalf of a proposed class of persons and entities who acquired our securities on the secondary market from May 17, 2021 to and including May 6, 2022. The class action seeks unspecified damages and various declaratory relief, including leave to proceed with the right of action for misrepresentation under statutory securities provisions. These proceedings are still in early stages and have not been certified to proceed as a class action. Based on the stage of the case, the outcome remains uncertain, and the Company cannot estimate the potential impact, if any, on its business or financial statements at this time.
Financial Support of GDH Ltd.
In accordance with the LPA, the Company will reimburse or pay for all reasonably incurred expenses, excluding taxes, in the conduct of GDH Ltd.'s business.
Tax Distributions
The LPA also allows the Company to make distributions, as and when determined by the General Partner, in its sole discretion so as to enable unit holders to pay anticipated taxes with respect to allocated Company taxable income and / or gains. Amounts distributed pursuant to the tax distribution provision are treated as an advance against, and reduce (on a dollar for dollar basis), future amounts that would otherwise be distributable to such limited partners. The LPA provides that the value of any tax distribution made shall not exceed 25% of the Company’s market capitalization determined at the time the General Partner determines to make such distribution.
Tax-related distributions of $55.3 million and $22.4 million were paid during the years ended December 31, 2024 and 2023, respectively.
In December 2021 and July 2024, the Company contributed approximately $523.0 million and $20 million, respectively, into wholly-owned subsidiaries through which the Company is operating bitcoin mining activities and exploring ways to operate other qualified digital assets and blockchain related activities in qualified opportunity zones. The qualified opportunity zone program was established by Congress under the Tax Cuts and Jobs Act of 2017 to encourage long-term investments in low-income urban and rural communities nationwide, and through which taxpayers may defer eligible capital gains provided they meet the program’s requirements. In December 2026, the Company will be required to recognize capital gains on 90% of the contributed amount for U.S. federal tax

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
purposes, which will be allocated to its unit holders in accordance with their ownership interests at that time. As such depending on facts and circumstances at that time, the Company may be required to make additional tax distributions to its unit holders, including GDH Ltd.
18. VARIABLE INTEREST ENTITIES
Consolidated Sponsored Investment Funds
As a result of a reduction of ownership percentage or amendments to the underlying partnership agreements, as of December 31, 2024 and 2023, the Company did not consolidate any of its sponsored investment funds. Prior to December 31, 2022, the Company controlled and consolidated certain managed funds.
Net income / (loss) attributable to redeemable noncontrolling interests (i.e., the portion not attributable to the Unit holders of the Company) is identified in the Company’s consolidated statements of operations. Income / (loss) attributable to redeemable noncontrolling interests is not adjusted for income taxes for consolidated sponsored investment funds that are treated as pass-through entities for tax purposes. Net gain / (loss) related to consolidated VIEs is presented in the following table:

(in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Net gain / (loss) on consolidated VIEs	$—	$—	$(166,113)
Net income / (loss) attributable to NCI on consolidated VIEs	$—	$—	$(97,219)
Non-consolidated Sponsored Investment Funds & Other VIEs
The Company holds investments in VIEs that are not consolidated due to either a lack of variable interests or where the Company is not the primary beneficiary. This includes funds which were once controlled but were subsequently deconsolidated due to reduced ownership percentage or other changes. The fair value option was elected for investments in non-consolidated VIEs for which the Company was deemed to have significant influence; therefore, changes in the fair value of these investments are recorded through net income in Net gain / (loss) on investments in the Company’s consolidated statements of operations. NAV was utilized as the practical expedient to fair value. See Note 9 for further information.
The Company’s involvement in financing operations of the VIEs is limited to its investment in the entity. The Company does not provide performance guarantees and has no other financial obligation to provide funding to VIEs, other than its own capital commitments.
The following table illustrates the Company’s maximum exposure to unconsolidated VIEs which is limited to the fair value of its investments and unfunded commitment as of year-end.

	December 31, 2024			December 31, 2023
(in thousands)	Fair Value of Investment	Unfunded Commitments	Maximum Exposure	Fair Value of Investment	Unfunded Commitments	Maximum Exposure
Non-Consolidated Sponsored Investment Funds	$398,386	$56,725	$455,111	$187,605	$48,550	$236,155
Other VIE’s	143,145	12,294	155,439	154,642	12,464	167,106
Total	$541,531	$69,019	$610,550	$342,247	$61,014	$403,261

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
19. LOANS AND NOTES PAYABLE
Loans payable
In the ordinary course of business the Company may borrow fiat currency, such as US dollars, to facilitate digital asset trading and lending activity. For the majority of these loans, there is no set repayment term and the Company can prepay without penalty.

(in thousands)	December 31, 2024	December 31, 2023
Loans payable	$510,718	$93,069
For the years ended December 31, 2024, 2023, and 2022, interest expense related to the Company’s Loans payable were $11.5 million, $2.2 million, and $6.9 million, respectively.
Assets posted as collateral associated with loans payable

(in thousands)	December 31, 2024	December 31, 2023
Assets posted as collateral - Digital intangible assets	$194,306	$67,767
Less: Allowance for credit losses	(554)	—
Assets posted as collateral associated with digital asset loans payable	$193,752	$67,767
Notes payable
GDH LP issued $500 million, aggregate principal amount, of 3.00% exchangeable senior notes (the “2026 Exchangeable Notes”) on December 9, 2021 and $402.5 million, aggregate principal amount, of 2.500% exchangeable senior notes on November 25, 2024 (the “2029 Exchangeable Notes” and, together with the 2026 Exchangeable Notes, the “Exchangeable Notes”). Outstanding 2026 Exchangeable Notes and 2029 Exchangeable Notes will mature and the aggregate principal amount is due in 2026 and 2029, respectively, unless earlier exchanged, redeemed or repurchased. Interest on the Exchangeable Notes is payable semi-annually. There were no origination discounts or premiums associated with the notes. The 2026 Exchangeable Notes had an initial exchange rate of 7,498.2210 ordinary shares per US$250,000 principal amount and the 2029 Exchangeable Notes had an initial exchange rate of 10,497.5856 ordinary shares per US$250,000 principal amount. All Exchangeable Notes issued are subject to certain selling and transfer restrictions set forth in each investor’s note purchase agreement and as set forth in the indenture that governs the Exchangeable Notes.
The Company determined that the conversion features represent derivative financial instruments embedded in the Exchangeable Notes. The conversion feature was recorded at fair value as a discount to the value of the Exchangeable Notes as of inception date. Accordingly, the Company recorded an aggregate discount of $71.0 million and $94.0 million for the fair value of the derivative liability at inception of the 2026 Exchangeable Notes and the 2029 Exchangeable Notes, respectively. The difference between the proceeds allocated to the convertible instrument at issuance and the fair value of the conversion feature was allocated to the host contract. The Exchangeable Notes and the associated derivative liability are shown as Notes payable in the Company’s consolidated statements of financial position. The unamortized debt issuance cost as of December 31, 2024 and 2023 was $18.5 million and $7.5 million, respectively. As of December 31, 2024 and 2023 there was $847.5 million and $445.0 million in principal outstanding of the Exchangeable Notes, respectively.
On initial recognition of the 2026 Exchangeable Notes and the 2029 Exchangeable Notes, debt issuance costs of $13.4 million and $13.6 million, respectively, were recognized as a reduction of Notes payable and are being expensed over the term of the debt. The interest expense from the Exchangeable Notes for the years ended December 31, 2024, 2023, and 2022 was $30.8 million, $27.3 million and $37.0 million, respectively, including coupon interest expense of $14.3 million, $13.4 million and $14.9 million, respectively. The effective interest rates on the 2026 and 2029 Exchangeable Notes are 7.0% and 9.2%, respectively.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
As of December 31, 2024, the Partnership's notes payable repayment obligation is as follows:

(in thousands)	Amount Due
2025	$—
2026	445,000
2027	—
2028	—
2029	402,500
Total	$847,500
20. EQUITY
Issued Unit holders’ Capital
GDH LP has two classes of ownership interests, representing limited partner interests:
(1)GDH LP Class A Units, which are subdivided into GDH LP A-1 Units, all of which are held by GDH Ltd., and GDH LP A-2 Units, all of which are held indirectly by GDH Ltd., through GDH Ltd.’s wholly owned U.S. subsidiary, GDH Intermediate LLC; and
(2)GDH LP Class B Units, all of which are held by GGI, employees of GDH LP as part of the GDH LP employee compensation plan and certain former shareholders.
The GDH LP Class A Units and GDH LP Class B Units rank pari passu to all distributions from GDH LP.
Under the terms of the LPA, GDH LP Class B Units are exchangeable for GDH Ltd. shares on a one-for-one basis subject to certain limitations and customary adjustments for stock splits, stock dividends and other similar transactions. On receipt of a request to exchange, the Company or the General Partner cancels the Class B Units and causes GDH Ltd. to issue ordinary shares. In addition, GDH LP issues Class A Units to GDH Ltd. for the same amount of ordinary shares issued by GDH Ltd. Alternatively at the election of the General Partner, GDH LP may deliver an amount of cash in lieu of GDH Ltd. shares to an exchanging GDH LP Class B Unit holder.
The business of GDH LP is conducted by its General Partner who will be liable for all debts and obligations of the exempted limited partnership to the extent the Company has insufficient assets. As a general matter, a limited partner of GDH LP will not be liable for the debts and obligations of the exempted limited partnership except in narrow circumstances including (i) if such limited partner becomes involved in the conduct of GDH LP’s business and holds himself out as a general partner to third parties or (ii) if such limited partner is obliged pursuant to the Cayman Exempted Limited Partnerships Act to return a distribution made to it where the exempted limited partnership is insolvent and the limited partner has actual knowledge of such insolvency at that time.
Private Investment in Public Equity (“PIPE”)
On November 12, 2020, GDH Ltd. closed a PIPE of $50 million of aggregate gross proceeds. As part of the PIPE, GDH Ltd. issued 19,070,000 shares and 4,767,500 warrants. Each warrant was exercisable into an ordinary share of GDH Ltd. for a term of two years from the date of issuance at an exercise price of C$8.25. Under the terms of the LPA, the Company will issue a Class A Unit for each GDH Ltd. common share issued and any liability associated with the warrant will be pushed down to the Company. The gain / (loss) recognized in the Company’s consolidated statements of operations for the years ended December 31, 2024, 2023, and 2022 was $0, $0 and $20.3 million, respectively. All the warrants expired in November 2022.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Issued Capital
Class A Units
During the years ended December 31, 2024, 2023, and 2022, the Company issued 20,110,850; 8,709,592; and 14,131,494 Class A Units, respectively, to GDH Ltd. on exchange of Class B Units, exercise of stock options, restricted share units vesting, warrant exercise, as a result of a capital raise, and as consideration for business combinations.
On April 12, 2024, the GDH Ltd. issued 12,100,000 ordinary shares to a syndicate of underwriters including Jefferies Securities Inc. and Stifel Nicolaus Canada Inc. (collectively, the “Underwriters”). The Underwriters purchased the shares at a price of C$14.00 per ordinary share for gross proceeds of C$169.4 million in an underwritten block trade. An equivalent number of Class A Units of GDH LP were issued to GDH Ltd.
On July 18, 2024, the Company acquired the assets of CMF. Initial consideration included $3.5 million of equity. On August 9, 2024, GDH LP issued 359,919 Class A Units in connection with this acquisition. On February 28, 2025, an additional 76,573 Class A Units were issued as milestone consideration. On December 9, 2024, the Company acquired the shares of Fierce. Initial consideration included $8.3 million of equity. GDH LP issued 427,723 Class A Units in connection with the acquisition this acquisition. Refer to Note 3 for additional information regarding acquisitions.
Ordinary share repurchase and cancellations
The Company cancelled 1,832,402; 4,221,799; and 10,870,449 Class A units during the years ended December 31, 2024, 2023 and 2022, respectively primarily in association with withholding obligations on exercised stock options and vested restricted share units, as well as the normal course issuer bid in 2023 and 2022.
On May 26, 2023, GDH Ltd. announced that the TSX approved the Company's plan to commence a normal course issuer bid to purchase up to 10,056,193 ordinary shares (10% of the Company's public float as of May 19, 2023). GDH Ltd. repurchased a total of 1,248,900 ordinary shares for a total cost of $4.3 million under the plan during the year ended December 31, 2023. No shares were repurchased during the year ended December 31, 2024. All the repurchased shares of GDH Ltd. and the equivalent number of Class A Units in the Company were cancelled. The Company completed its normal course issuer bid program on May 30, 2024.
On May 16, 2022, GDH Ltd. announced that the TSX approved the Company's plan to commence a normal course issuer bid to purchase up to 10,596,720 ordinary shares (10% of the Company's public float as of May 10, 2022). GDH Ltd. began repurchasing shares on May 18, 2022. The Company completed its normal course issuer bid program on October 24, 2022. As of December 31, 2022, GDH Ltd. repurchased a total of 10,596,720 shares for a total cost of $53.3 million. All repurchased shares of GDH Ltd. and the equivalent number of Class A Units in the Company were cancelled.
Class B Units
During the years ended December 31, 2024, 2023, and 2022, there were 81,357; 30,121; and 10,055,909 of Class B Units exchanged for ordinary shares of GDH Ltd, respectively. During the year ended December 31, 2022, there were 2,671,350 Class B units redeemed for $8.0 million. No Class B units were redeemed during the years ended December 31, 2024 and 2023.
As of December 31, 2024, 2023, and 2022, there were 127,577,780; 109,299,332; and 104,811,539 Class A Units outstanding, respectively, and 215,862,343; 215,928,474; and 215,943,369 Class B Units outstanding, respectively. The change in Class A units during the year ended December 31, 2024, 2023 and 2022 was due to exchanges of Class B Units for ordinary shares of GDH Ltd. (and into Class A Units of GDH LP), issuance of Class A Units on exercise of options, issuance of Class A Units as a result of a capital raise, issuance of Class A Units as a result of warrant exercises, and issuance of Class A Units as consideration for business combinations.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Distributions
During the years ended December 31, 2024, 2023 and 2022 there were tax related distributions of $55.3 million, $22.4 million, and $184.3 million, respectively, made for the purpose of covering unit holders’ tax expense due to 2024, 2023 and 2022 taxable income. The majority of the recipients of the tax distributions are related parties. See Note 22 for further information on related party transactions.
21. EQUITY BASED COMPENSATION
Equity based compensation
For the years ended December 31, 2024, 2023 and 2022, the total compensation and benefits include cash based payments and equity based payments as follows:

	Year ended
(in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Compensation and benefits excluding equity based compensation	$191,435	$136,132	$127,078
Equity based compensation (1)	74,156	83,124	89,123
Total compensation and benefits (2)	$265,591	$219,256	$216,201
__________________
(1)Excludes Deferred Share Units related to directors which is included in General and administrative expense.
(2)Net of capitalized compensation costs related to internally generated intangible assets.
The Company has awarded compensatory Class B Units, stock options and restricted stock to eligible officers and employees. For the years ended December 31, 2024, 2023 and 2022, equity based compensation included the following:

	Year ended
(in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Stock options	$20,475	$23,138	$27,628
Restricted Stock (Restricted Stock, Restricted Stock Units and Deferred Share Units) (1)	54,489	60,593	61,512
Compensatory Class B Unit Awards
Profit Interest Units	53	59	720
	$75,017	$83,790	$89,860
__________________
(1)Includes expense associated with restricted stock issued in connection with the Company’s acquisition of Vision Hill.
Equity Plans
The Company has granted stock options to employees, officers, directors and consultants of the Company under the GDH Ltd. stock option plan (the “Plan”), subject to the approval of the board of directors of GDH Ltd. The exercise price of each option was not less than the market price of GDH Ltd.’s shares at the date of grant. Options granted under the Plan had a term not to exceed 5 years and are subject to vesting provisions as determined by the board of directors of GDH Ltd., who administer the Plan. On exercise of an option, the holder will receive one common share in GDH Ltd. and GDH LP will issue one Class A Unit to GDH Ltd. The maximum number of shares reserved for issuance under the Plan was fixed at 45,565,739 shares of GDH Ltd. Following the approval of the Long Term Incentive Plan, the Company no longer makes grants under the Plan and future grants will be made from the Long Term Incentive Plan. The Plan reserve has been rolled over into the Long Term Incentive Plan.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Long Term Incentive Plan
In May 2021 (subsequently amended and restated in May 2024), the Board of Directors of GDH Ltd. approved the GDH Ltd. Long Term Incentive Plan (“LTIP”) to grant stock options, stock appreciation rights, restricted stock and share units in the form of restricted share units and/or performance share units to employees, officers and consultants of GDH Ltd. and its affiliates and deferred share units to non-employee directors of GDH Ltd. and non-employee managers of the board of managers of the General Partner. Under the LTIP Plan, the exercise price of each option may not be less than the market price of GDH Ltd.’s shares at the date of grant. Options granted under the LTIP typically have a term not to exceed five years and are subject to vesting provisions as determined by the board of directors of GDH Ltd., who administer the LTIP. On exercise of an option, the holder will receive one common share in GDH Ltd. and GDH LP will issue one Class A Unit to GDH Ltd. The maximum number of shares reserved for issuance under the LTIP is fixed at 48,290,478 shares of GDH Ltd.
Non-Treasury Plan
In May 2021, the Board of Directors of the Company approved the GDH Ltd. Non-Treasury Share Unit Plan (“Non-Treasury Plan”) as a supplement to the LTIP under which grants are settled solely in cash. Share units are restricted share units or performance share units.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Stock Options
A summary of the Company’s stock option activity under the plans, including stock options with performance based conditions is set forth in the following table:

Description	Number of Options	Weighted Average Exercise Price (C$)	Weighted-Average Remaining Terms (Years)	Aggregate Intrinsic Value (in thousands)
Balance, December 31, 2021	30,413,345	$7.64	3.43	$366,012
Granted	1,565,000	19.63
Exercised	(2,627,053)	2.68
Forfeited	(1,698,749)	11.26
Balance, December 31, 2022	27,652,543	8.56	2.62	$9,594
Granted (1)	10,963,780	$6.30
Stock options replaced by replacement awards	(1,875,000)	23.08
Exercised	(5,847,020)	3.73
Forfeited	(5,485,996)	9.23
Expired / Canceled / Repurchased	(3,144,334)	14.04
Balance, December 31, 2023	22,263,973	$6.56	2.98	$76,893
Granted	2,913,051	16.66
Exercised	(3,546,327)	3.16
Forfeited	(1,521,299)	6.63
Canceled	(244,390)	11.55
Balance, December 31, 2024	19,865,008	$8.58	3.44	$230,641

Vested and expected to vest as of December 31, 2024	19,865,008	$8.58	3.44	$230,641
Options exercisable as of December 31, 2024	10,691,460	$7.37	1.66	$132,653
Vested and expected to vest as of December 31, 2023	22,263,973	$6.56	2.98	$76,893
Options exercisable as of December 31, 2023	9,712,157	$5.80	1.82	$40,427
Vested and expected to vest as of December 31, 2022	27,652,543	$8.56	2.62	$9,594
Options exercisable as of December 31, 2022	14,180,883	$4.66	2.06	$8,135
_______________
(1)Includes stock options granted due to stock option modification.
The weighted average grant date fair value of options granted to employees was $6.99, $4.04, and $10.86 per share for the years ended December 31, 2024, 2023 and 2022, respectively. The total intrinsic value of the 3,546,327, 5,847,020, and 2,627,053 options exercised during the years ended December 31, 2024, 2023, and 2022 was $39.9 million, $14.0 million, and $19.0 million, respectively. The intrinsic value is the difference between the estimated fair value of the Company’s units at the time of exercise and the exercise price of the stock option.
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the GDH Ltd.’s ordinary shares on December 31, 2024 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2024.
The fair value of options vested during the years ended December 31, 2024, 2023 and 2022 was $20.3 million, $17.2 million, and $21.6 million, respectively.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Modification of stock options previously granted
Effective March 29, 2023, certain outstanding stock option awards were modified reducing the number of options and exercise price. 1,875,000 previously granted options were reduced to 1,500,000 options, and the exercise price of the modified awards was reduced to C$6.75. The incremental fair value of the replacement awards is being recognized over the modified vesting period. The impact to the years ended December 31, 2024 and 2023 was not material.
As of December 31, 2024, the total unamortized stock-based compensation expense related to the stock options was $34.2 million, which will be recognized over a weighted-average period of approximately 4.4 years.
Stock Option Valuation Assumptions
The fair value of the options granted was measured using the Black-Scholes option pricing model with the following weighted average inputs:

Inputs to the Black-Scholes Model	December 31, 2024	December 31, 2023	December 31, 2022
Share price	C$12.41 - C$27.45	C$4.77 - C$7.43	C$4.83 - C$20.40
Exercise price	C$10.00 - C$37.38	C$4.19 - C$8.06	C$5.39 - C$21.30
Expected term (in years)	5	5	5
Expected volatility	85% - 90%	80% - 90%	98% - 120%
Risk-free interest rate	2.8% - 3.8%	3.00% - 3.96%	2.48% - 3.00%
Dividend yield	0%	0%	0%
The assumptions used in the Black-Scholes option pricing model were determined as follows:
Share price. The closing price of GDH Ltd. shares on the respective grant dates was used.
Expected Term. Full term of the options was used as the expected term.
Expected Volatility. In estimating the expected volatility of the underlying stock price, the Company considered historical volatility of GDH Ltd.’s shares, implied volatility from traded options, volatility of comparable companies, and industry indices.
Risk-free Interest Rate. The risk-free interest rate was calculated by interpolating government bond yields over the expected terms of the respective option grants.
Dividend Yield. GDH Ltd. has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and therefore, used an expected dividend yield of zero.
The Company has made a policy election to recognize forfeitures of awards as they occur.
Compensatory Class B Unit Awards
The Company has awarded Class B Unit awards to eligible officers and employees. The Class B Units granted are typically comprised of subtype R units (“Standard Units”) and subtype P units (“Profit Interest Units”). Class B Units typically vest over periods ranging from two to four years and are expensed using the straight-line method over the requisite service period.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
The following table summarizes the activity related to the compensatory Class B Units during the respective periods:

Description	Class B Units	Weighted-Average Grant Date Fair Value (C$)
Balance, December 31, 2021	14,890,203	$1.81
Granted/ Transferred	—	—
Exchanged / Redeemed	(4,097,259)	1.98
Forfeited	—
Balance, December 31, 2022	10,792,944	$1.49
Granted/ Transferred	—	—
Exchanged	—	—
Forfeited	—	—
Balance December 31, 2023	10,792,944	$1.49
Granted/ Transferred	—	—
Exchanged	(81,357)	1.65
Forfeited	—	—
Balance December 31, 2024	10,711,587	$1.49

Class B Units exercisable, December 31, 2024	10,711,587	$1.49
Class B Units exercisable, December 31, 2023	10,777,718	$1.49
The fair values of units vested during the years ended December 31, 2024, 2023 and 2022 were $0.3 million, $0.1 million, and $1.8 million, respectively. As of December 31, 2024, there was no unamortized stock-based compensation expense related to the Class B Units.
Standard Units valuation assumptions
The fair value of the Standard Units has been determined to be the closing stock price of GDH Ltd. shares on the date of grant.
Profits Interest Units valuation assumptions
The Profit Interest Units receive “catch up” allocations with respect to book income which enable such units to accumulate capital accounts equal to those of Standard Units. Initially, the Profit Interest Units will have a capital account balance of $0, which will be adjusted upon a liquidation or capital event, or when the capital accounts of the GDH LP unit holders are marked to market to reflect the fair value of GDH LP’s assets. Such “catch up” allocations will terminate once the Profit Interest Units have accumulated capital accounts equal to those of other Standard Units. Once a Profit Interest Unit has vested and has been fully “caught up,” such Profit Interest Unit may be exchanged for one share of GDH Ltd. for no additional consideration. The fair value of the Profit Interest Units was estimated using the probability-weighted expected return method. In applying this method, a payoff was determined for a Profit Interest Unit under three potential scenarios, each payoff was weighted by an estimated probability of the corresponding scenario and then the probability-weighted payoffs were discounted to the date of grant and summed. The scenarios, probabilities and other inputs into the model were selected using professional judgment, considering, among other things, the results of a one-period trinomial model, the results of a standard Black-Scholes option pricing model under different assumptions and the estimated fair value of a common share of GDH Ltd.
There were no Class B units granted during the year ended December 31, 2024, 2023 and 2022.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Restricted Stock
On May 19, 2021, the Company granted 845,428 restricted shares as part of the business combination with Vision Hill. The restricted shares vested over approximately 3 years and were expensed using the straight-line method over the requisite service period. All granted restricted shares were fully vested as of June 30, 2024.
The following table summarizes the activity related to Restricted Stock during the respective periods:

Description	Number of Units	Weighted Average Grant Price (C$)
Balance, December 31, 2021	1,925,399	$11.39
Vested	(281,809)	19.11
Balance, December 31, 2022	1,643,590	$10.07
Vested	(736,782)	10.61
Forfeited	(625,000)	5.35
Balance, December 31, 2023	281,808	$19.11
Vested	(281,808)	19.11
Forfeited	—	—
Balance, December 31, 2024	—	$—
As of December 31, 2024, there was no unamortized stock-based compensation expense related to unvested restricted stock.
Restricted Share Units
Restricted share units vest over approximately 3-4 years and are expensed using the straight-line method over the requisite service period. The Company accounts for forfeitures as they occur.
The following table summarizes the activity related to Restricted Share Units during the respective periods:

Description	Number of Units (1)	Weighted Average Grant Price (C$)
Balance, December 31, 2021	7,833,659	$23.32
Granted (1)	6,718,554	18.13
Exercised	(1,425,013)	22.99
Forfeited/ Cancelled	(1,664,283)	22.04
Balance, December 31, 2022	11,462,917	$20.50
Granted (1)	4,983,339	4.92
Exercised	(3,036,166)	19.20
Forfeited/ Cancelled	(2,206,466)	18.31
Balance, December 31, 2023	11,203,624	$14.36
Granted (1)	3,439,035	14.85
Exercised	(3,668,309)	15.44
Forfeited/ Cancelled	(964,777)	14.17
Balance, December 31, 2024	10,009,573	$14.15

Units vested as of December 31, 2024	4,066,372	$15.07
Units vested as of December 31, 2023	3,281,195	$18.47
_______________
(1)Includes deferred share units granted to the directors as part of annual compensation.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
As of December 31, 2024, there was $48.4 million of unamortized stock-based compensation expense related to unvested restricted share units, which is expected to be recognized over a weighted average period of 2.4 years.
During the years ended December 31, 2024, 2023 and 2022, the Company granted 240,164, 375,783 and 830,305 restricted share units, respectively, under the Non-Treasury Share Unit Plan which will be settled in cash. The restricted share units vest over three to four years with varying vesting schedules and had a fair value of $2.7 million, $1.2 million and $10.1 million at grant date for the years ended December 31, 2024, 2023 and 2022, respectively. The outstanding liability related to cash settled units as of December 31, 2024 and 2023 was $10.2 million and $4.3 million, respectively.
During the years ended December 31, 2024 and 2023, the Company granted 242,498 and 299,151 Stock Appreciation Rights ("SARs"), respectively, under the LTIP which will be settled in cash. The SARs vest over three years and had a weighted average grant date fair value of $1.5 million and $0.5 million for the years ended December 31, 2024 and 2023, respectively. The outstanding liability as of December 31, 2024 and 2023 related to the SARs was $1.7 million and $1.0 million, respectively.

Income tax benefits related to equity based compensation recognized in the Company's consolidated statement of operations for the years ended December 31, 2024, 2023 and 2022 were $2.3 million, $0.7 million, and $3.7 million, respectively.
22. RELATED PARTY TRANSACTIONS
The Company’s related parties include entities over which it exercises significant influence and its key management personnel. Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.
Compensation of directors and officers
Director and officer compensation as of December 31, 2024, 2023 and 2022 includes nine, nine and ten individuals, respectively, consisting of officers, former officers and certain employees, who are considered to have decision making authority. Compensation provided to key management personnel for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Year ended
(in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Base compensation and accrued bonuses(1)	$16,780	$12,957	$6,733
Benefits	340	359	400
Equity based compensation	24,566	32,524	24,052
Total	$41,686	$45,840	$31,185
__________________
(1)As of December 31, 2024 and 2023, $13.4 million and $10.1 million, respectively, of accrued bonuses were included within Accounts payable and accrued liabilities.
GDH LP, an operating partnership, is managed by the Board of Managers of the General Partner. Director fees, including equity based compensation provided to the directors was $0.7 million, $0.8 million, and $0.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.
Distributions
During the years ended December 31, 2024, 2023 and 2022, there were tax-related distributions paid of $55.3 million, $22.4 million and $184.3 million, respectively. A majority of the recipients of the distributions were related parties.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Sublease
Galaxy Investment Partners LLC, which has leased the office space located on the 8th floor of 107 Grand Street, New York, New York 10013, subleased to Galaxy Digital Services to occupy the 8th floor on the same terms as the master lease. During the year ended December 31, 2021, the Company exited the premises prior to the conclusion of the sublease term. The Company made payments on the sublease through June 2023, the expiration of the sublease, and had no associated lease liability as of December 31, 2024 and 2023.
Investments in Galaxy Funds
Our directors and executive officers are generally permitted to invest their own capital (or capital of estate planning vehicles controlled by them or their immediate family members) directly in our funds and affiliated entities. In general, such investments are not subject to management fees, and in certain instances may not be subject to performance fees. The fair value of such investments aggregated to $12.9 million and $11.0 million as of December 31, 2024 and 2023, respectively.
Transactions with GDH Ltd.
In accordance with the LPA, the Company will reimburse or pay for all reimbursable expenses of GDH Ltd. For the years ended December 31, 2024, 2023 and 2022, the Company paid or accrued $3.2 million, $2.2 million, and $2.5 million, respectively, on behalf of GDH Ltd., which has been included in General and administrative expenses on the Company’s consolidated statements of operations. The Company has also provided a financial guarantee to a subsidiary of GDH Ltd. sufficient to cover its costs and obligations as they come due through December 31, 2025. The Company has not paid or accrued any amount under this financial guarantee for the years ended December 31, 2024, 2023 or 2022.
On April 14, 2022 the Company entered into a Promissory Note (amended and restated in November 2023 and December 2024, the "Promissory Note") with GDH Intermediate LLC ("GDHI LLC"), a subsidiary of GDH Ltd. Under the terms of the Promissory Note, the Company can request that GDHI LLC make advances to the Company from time to time, fulfillment of which is in GDHI LLC’s sole and absolute discretion. As of December 31, 2024 and 2023, GDHI LLC had advanced $96.9 million and $67.2 million to the Company, respectively.
Under the terms of the Promissory Note, interest accrues on any outstanding advances at a rate per annum equal to 7.0% effective December 30, 2024 (7.0% through September 30, 2023 and 9% through December 29, 2024). Interest is payable semi-annually in arrears on June 30 and December 31 of each year, commencing on December 31, 2022, subject to the right of GDHI LLC to elect that the amount of any such interest payment be capitalized and increase the principal amount of the Promissory Note in lieu of being paid in cash. As of December 31, 2024 and 2023, the interest payable on the Promissory Note was $0. The Promissory Note may be recalled in whole or in part by GDHI LLC at any time during the term of the note. Otherwise it will mature, and the principal amount of all outstanding advances, plus any accrued and unpaid interest, will be due and payable on December 31, 2025, unless extended by GDHI LLC.
As at December 31, 2024 and 2023, the Company had $95.8 million and $66.0 million, respectively, in net payables to GDH Ltd. primarily for the aforementioned Promissory Note partially offset by receivables for stock option exercises and withholding tax associated with restricted share units vesting.
The Company’s CEO serves as co-chairman of the board for Candy Digital Inc. in which the Company made an investment during 2021 resulting in the two entities becoming related parties. A family member of the CEO also holds a position with this company. As at December 31, 2024 and 2023, the Company’s investment in Candy Digital Inc. was valued at $9.1 million and $18.0 million, respectively. As at December 31, 2024 and 2023, Galaxy Interactive Fund I, LP, a non-consolidated sponsored investment fund, also held an investment in the company valued at $1.0 million and $2.4 million, respectively.
The Company has sub-advisory arrangements with a beneficial owner of GDH Ltd.. Such sub-advisory arrangements have been entered into with, or advised by, Galaxy Digital Capital Management LP, a consolidated subsidiary of the Company, in its capacity as an investment advisor registered under the Advisers Act. For the years

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
ended December 31, 2024, 2023 and 2022, the associated advisory fees were $2.1 million, $0.9 million, and $1.0 million, respectively. The CEO of the Company, through an entity which he controls, owns a private aircraft that the Company uses for business purposes in the ordinary course of operations, on terms that are advantageous to the Company. The CEO paid for the purchase of this aircraft with his personal funds and has borne all operating, personnel and maintenance costs associated with its operation and use. During the years ended December 31, 2024, 2023 and 2022, the Company incurred $0.5 million, $0.3 million, and $1.2 million, respectively, for such use negotiated on an arms-length basis in compliance with our aviation matters policy adopted in August 2022.
In addition, we have from time to time made use of the CEO’s private boat to host corporate meetings and for other business purposes in the ordinary course of the Company’s operations, on terms that are advantageous to us. The CEO paid for the purchase of this boat with his personal funds and has borne most of the operating, personnel and maintenance costs associated with its operation and use; while the Company paid for the cost of any food and beverage consumption and a portion of operating fees. During the years ended December 31, 2024 and 2023, the Company incurred $0.02 million and $0.1 million, respectively, in relation to this boat. The value of this service was not material to the Company for the year ended December 31, 2022.
In connection with the receipt of surety bonds for the purpose of state money transmission licenses on behalf of a subsidiary of the Company, GGI agreed to act as indemnitor, along with the Company, at the request of the insurers. The Company was liable to GGI for fees of $0.4 million for the indemnity through December 31, 2024, which was calculated as 1% of the aggregate notional amount of the surety bonds held on behalf of the subsidiary. The Company will continue to incur fees due to GGI of 1% for the duration of these outstanding surety bonds which are renewed annually.
Prior to joining the GDH Ltd.’s board in September 2021, the current chairman of the GDH Ltd.’s board entered into a consulting agreement with the Company in April 2021. Under the terms of the consulting agreement, the chairman was engaged to provide professional services to the Company for a period of three years beginning on September 1, 2021. In 2021, the chairman received 1,500,000 RSUs and 500,000 options under the LTIP in connection with the consulting agreement. The equity based compensation expense related to this grant for the years ended December 31, 2024, 2023 and 2022 was $5.0 million, $11.9 million and $11.6 million, respectively. This consulting agreement has expired as of September 1, 2024.
In February 2023, the Company entered into a consulting agreement with a board member of GDH Ltd. The Company paid $1.0 million under this agreement during each of the years ended December 31, 2024 and 2023.
As of December 31, 2024 and 2023, the Company had recorded $4.8 million and $2.9 million, respectively, of tax payments made on behalf of certain related parties. During the year ended December 31, 2023, the Company made tax indemnification payments of $4.9 million to certain related parties.
23. REPORTABLE SEGMENTS
The Company manages and reports its activities in the following operating businesses: Digital Assets and Data Centers. In the first quarter of 2025, the Company began managing and reporting activities in these two operating segments consistent with changes in our operations and management reporting. In determining the Company’s segment structure, the Company considered the basis on which the chief operating decision maker (“CODM”), as well as other members of senior management, review the financial and operational performance of the Company. The Company’s CODM is its chief executive officer. The CODM primarily relies on segment operating income and net income after taxes to evaluate the performance of each reportable segment. In accordance with ASC 280, Segment Reporting, the Company has recast its historical segment information to conform to the current segment structure.
Digital Assets
The Digital Assets segment is comprised of the Company’s counterparty trading activities, lending, advisory and capital market activities, validator staking services, the Company’s asset management business which manages investments in the digital asset ecosystem both on behalf of the Company and external limited partners, and the GK8 self-custody technology business. The Digital Assets segment generates revenue from digital assets sales, fee

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
income, blockchain rewards and lending. It includes realized and unrealized gains and losses on certain digital assets and equity investments. The Digital Assets segment also incurs the portion of the Company’s interest expense used to fund its trading and lending activities and incurs the majority of digital assets sales costs. Management fees generated off the Company’s principal investments and fees generated from staking the Company’s proprietary digital assets are eliminated in the Treasury and Corporate segment.
Data Centers
The Data Centers segment comprises the Helios infrastructure assets. Our Data Centers segment develops HPC infrastructure to meet the growing demand for large-scale, power-ready facilities in the AI / HPC industry.
Treasury and Corporate
The Treasury and Corporate segment includes the Company’s proprietary trading and mining activities, as well as the Company’s principal investments. It includes realized and unrealized gains and losses on the majority of the Company’s digital assets and equity investments. The Company’s unallocated corporate overhead, other unallocated costs not identifiable to any of the other reportable segments, and eliminations of inter-segment transactions as required for consolidation. Transactions between segments are based on specific criteria or approximate market rates for comparable services.
The Company’s chief operating decision maker reviews compensation expenses separately from other segment items, which include transaction expenses, general and administrative expenses, technology and marketing costs, as well as professional fees.
Assets and liabilities by each of the reportable segments as of December 31, 2024 are as follows:

(in thousands)	Digital Assets	Data Centers	Treasury and Corporate	Totals
Total assets	$3,723,814	$199,694	$3,196,347	$7,119,855
Total liabilities	$3,163,499	$—	$1,762,004	$4,925,503
Assets and liabilities by each of the reportable segments as of December 31, 2023 are as follows:

(in thousands)	Digital Assets	Data Centers	Treasury and Corporate	Totals
Total assets	$1,978,031	$114,529	$1,501,720	$3,594,280
Total liabilities	$1,679,765	$—	$203,344	$1,883,109

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Income and expenses by each of the reportable segments for the year ended December 31, 2024 is as follows:

(in thousands)	Digital Assets	Data Centers	Treasury and Corporate	Totals
Revenues	$42,497,063	$—	$99,610	$42,596,673
Net gain / (loss) on digital assets	57,560	—	576,997	634,557
Net gain / (loss) on investments	17,425	—	241,366	258,791
Net gain / (loss) on derivatives trading	168,355	—	99,414	267,769
Revenues and gains / (losses) from operations	42,740,403	—	1,017,387	43,757,790

Transaction expenses	42,437,298	—	304,478	42,741,776
Compensation and benefits	175,925	—	89,666	265,591
Notes interest expense	—	—	30,804	30,804
Depreciation and amortization	11,446	7,497	27,949	46,892
Other expenses	68,725	—	245,266	313,991
Operating expenses	42,693,394	7,497	698,163	43,399,054

Operating income	47,009	(7,497)	319,224	358,736

Unrealized gain / (loss) on notes payable – derivative	—	—	(31,727)	(31,727)
Other income / (expense), net	—	—	2,774	2,774
Total other income / (expense)	—	—	(28,953)	(28,953)

Net income / (loss) for the period, before taxes	$47,009	$(7,497)	$290,271	$329,783
Income tax benefit	—	—	(16,939)	(16,939)
Net income / (loss) for the period	$47,009	$(7,497)	$307,210	$346,722

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Income and expenses by each of the reportable segments for the year ended December 31, 2023 is as follows (recast based on adoption of ASU 2023-07):

(in thousands)	Digital Assets	Data Centers	Treasury and Corporate	Totals
Revenues	$51,565,491	$—	$61,288	$51,626,779
Net gain / (loss) on digital assets	22,527	—	310,923	333,450
Net gain / (loss) on investments	—	—	97,827	97,827
Net gain / (loss) on derivatives trading	65,380	—	86,203	151,583
Revenues and gains / (losses) from operations	51,653,398	—	556,241	52,209,639

Transaction expenses	51,509,381	—	83,042	51,592,423
Compensation and benefits	148,909	—	70,347	219,256
Notes interest expense	—	—	27,285	27,285
Depreciation and amortization	4,344	5,548	13,053	22,945
Other expenses	44,854	—	48,710	93,564
Operating expenses	51,707,488	5,548	242,437	51,955,473

Operating income	(54,090)	(5,548)	313,804	254,166

Unrealized gain / (loss) on notes payable – derivative	—	—	(9,603)	(9,603)
Other income / (expense), net	—	—	(135)	(135)
Total other income / (expense)	—	—	(9,738)	(9,738)

Net income / (loss) for the period, before taxes	$(54,090)	$(5,548)	$304,066	$244,428
Income tax expense	—	—	15,914	15,914
Net income / (loss) for the period	$(54,090)	$(5,548)	$288,152	$228,514

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
Income and expenses by each of the reportable segments for the year ended December 31, 2022 is as follows (recast based on adoption of ASU 2023-07):

(in thousands)	Digital Assets	Data Centers	Treasury and Corporate	Totals
Revenues	$119,785,259	$—	$40,588	$119,825,847
Net gain / (loss) on digital assets	(289,497)	—	1,227,862	938,365
Net gain / (loss) on investments	—	—	(464,918)	(464,918)
Net gain / (loss) on derivatives trading	100,341	—	92,217	192,558
Revenues and gains / (losses) from operations	119,596,103	—	895,749	120,491,852

Transaction expenses	119,437,498	—	1,558,433	120,995,931
Compensation and benefits	134,550	—	81,651	216,201
Notes interest expense	—	—	37,029	37,029
Depreciation and amortization	—	—	12,852	12,852
Other expenses	95,578	—	83,481	179,059
Operating expenses	119,667,626	—	1,773,446	121,441,072

Operating income	(71,523)	—	(877,697)	(949,220)

Change in fair value of warrant liability	—	—	20,322	20,322
Unrealized gain / (loss) on notes payable – derivative	—	—	57,998	57,998
Other income / (expense), net	—	—	26,480	26,480
Total other income / (expense)	—	—	104,800	104,800

Net income / (loss) for the period, before taxes	$(71,523)	$—	$(772,897)	$(844,420)
Income tax benefit	—	—	(28,291)	(28,291)
Net income / (loss) for the period	$(71,523)	$—	$(744,606)	$(816,129)
Net income / (loss) attributed to:
Redeemable noncontrolling interests	—	—	(97,219)	(97,219)
Unit holders of the Company	$(71,523)	$—	$(647,387)	$(718,910)
24. RISKS AND UNCERTAINTIES
The Company’s digital assets activities may expose it to a variety of financial and other risks: credit risk, interest rate risk, liquidity risk, market risk, loss of access risk, irrevocability of transactions, hard fork and airdrop risks and regulatory oversight risk, among others.
The Company lends digital assets to third parties. On termination of a loan, the borrower is required to return the digital assets to the Company; any gains or loss in the market price during the loan would inure to the Company. In the event of bankruptcy of the borrower, the Company could experience delays in recovering its digital assets. In addition, to the extent that the value of the digital assets increases during the term of the loan, the value of the digital assets may exceed the value of collateral provided to the Company, exposing the Company to credit risks with respect to the borrower and potentially exposing the Company to a loss of the difference between the value of the digital assets and the value of the collateral. If a borrower defaults under its obligations with respect to a loan of digital assets, including by failing to deliver additional collateral when required or by failing to return the digital

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
assets upon the termination of the loan, the Company may expend significant resources and incur significant expenses in connection with efforts to enforce the loan agreement, which may ultimately be unsuccessful.
The Company also participates in decentralized finance protocols, smart contracts that perform specific functions, which are predominantly built on top of the Ethereum blockchain. Decentralized finance protocols allow the Company to provide or access liquidity, as well as exchange digital assets directly, on the blockchain. The Company deposits or transfers its digital assets to the smart contracts of these decentralized finance protocols and typically receives protocol-specific digital assets that represent the Company’s claims on the underlying digital assets. The Company’s transactions with such decentralized finance protocols rely on the functions of open source smart contracts, which are not developed by the Company and could be subject to exploits. The Company mitigates this smart contract risk through review of smart contract audits, as well as other risk management strategies that prevent concentration in or over-reliance on any individual decentralized finance protocol. Additionally, as transactions on decentralized protocols may occur without a centralized authority, the Company has implemented processes to monitor and review the digital asset wallets that interact with decentralized protocols in which the Company participates. As of December 31, 2024, four protocols, Maker DAO / Sky DAO, Coinbase wrapped bitcoin, Aave, and Pendle, represented 77% of the Company’s digital assets associated with decentralized finance protocols. As of December 31, 2023, two protocols, Compound, Maker DAO / Sky DAO, represented 92% of the Company’s digital assets associated with decentralized finance protocols balance.
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, and loans receivable. The Company has established guidelines, relative to credit ratings and maturities, that seek to maintain safety and liquidity. The Company held $19.7 million and $199.6 million of cash at brokers and $64.7 million and $24.9 million of cash on trading platforms as of December 31, 2024 and 2023, respectively. The Company routinely assesses the financial strength of its customers and maintains allowances for anticipated losses. As of December 31, 2024 and 2023, no individual customer accounted for 10% or more of net accounts receivable. During the year ended December 31, 2024, two digital asset trading platforms accounted for 40% of revenue; and during the years ended December 31, 2023 and 2022, three digital asset trading platforms accounted for 54% and 67% of revenue, respectively. As of December 31, 2024 and 2023, two counterparties and their related parties accounted for 27% and 65%, respectively, of the Company’s Loans receivable and Digital assets loan receivable balance.
The Company is also subject to liquidity and concentration risk related to its short-term loans payable. The loans are callable on demand by the counterparties and are collateralized by the Company’s cash, investment securities, and digital assets held in the Company’s trading accounts at counterparties’ trading platforms. As of December 31, 2024 and 2023, one individual counterparty accounted for greater than 5% of the Company's total current liabilities, at 8.5% and 12.0%, respectively. The proceeds from these loans are utilized for trading activities.
The Company conducts digital asset trades using both direct principal to principal transactions with counterparties and through centralized or decentralized digital asset trading platforms. Digital assets held on trading platforms are subject to the operational control of the platform operators, and could potentially be lost or impaired due to fraud or negligence of the platform operators. The Company mitigates this risk by performing regular reviews of each digital asset trading platform it transacts on, distributing its digital assets across multiple different trading platforms to reduce concentration risk, and holding assets in self-custody where appropriate. As of December 31, 2024 and 2023, approximately 22% of the Company’s digital assets were held with third parties, including centralized trading platforms or posted with counterparties. No centralized digital asset trading platform held more than 10% of the Company’s digital assets, including posted collateral over which the Company maintains control, as of December 31, 2024 and 2023.
The Company operates a bitcoin mining business. The Company operates its own mining facility and utilizes third party hosting providers. The facilities are subject to operational risks including managing power costs and maintaining uptime, some of which are outside of the Company’s control. As of December 31, 2024, the Company predominantly operates its mining equipment at its mining facility in Texas, which reduces reliance on third-party hosting service providers.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
The regulatory environment related to digital assets is complex, evolving, and uncertain, requiring the Company to allocate resources in legal, accounting, compliance, technology, and other functions which impact the Company’s consolidated financial statements. Future regulatory rules adopted domestically and internationally may impose obligations and restrictions on how the Company manages to conduct its business activities in the future.
The Company seeks to minimize potential adverse effects of these risks on performance by employing experienced personnel; daily monitoring of the Company’s investments, digital assets and market events; and diversifying the Company’s business strategy, as well as its investment portfolio within the constraints of the Company’s investment objectives.
25. INCOME TAXES
GDH LP is a Cayman exempted limited partnership treated as a partnership for US federal tax purposes and as such income taxes are generally the responsibility of the partners through an allocation of GDH LP’s taxable income (loss), and not that of GDH LP. GDH LP is subject to a 4.0% entity level New York City unincorporated business tax (“UBT”) on income allocated or apportioned to New York City. Foreign corporate subsidiaries are generally subject to taxes in the foreign jurisdictions where they are located. Accordingly, no provision for income taxes has been recorded in these consolidated financial statements other than for GDH LP’s UBT obligation and for the entities in the consolidated GDH LP group subject to income taxes in the local jurisdictions in which they operate. The net difference between the tax basis in the Company’s assets and liabilities and the reported amount was approximately $(1.5) billion and $(995) million as of December 31, 2024 and 2023, respectively. The aggregate net basis difference of the partners may differ, potentially materially, from that of the Company based on items, allocations, and methodologies specific to the individual partners. The allocation of taxable income to partners may vary substantially from net income reported in these consolidated financial statements.
Income before taxes for the years ended December 31, 2024, 2023 and 2022 consists of the following:

(in thousands)	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Income before taxes:
Cayman Islands	$589,189	$167,356	$578,155
Foreign	(259,406)	77,072	(1,422,575)
Total	$329,783	$244,428	$(844,420)

(in thousands)	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Income tax expense
Partnership level tax	$(6,270)	$1,920	$(8,736)
Corporate subsidiaries
Cayman Islands	—	—	—
Foreign	(2,283)	7,457	3,068
Current tax expense / (benefit)	(8,553)	9,377	(5,668)
Deferred tax expense / (benefit)	(8,386)	6,537	(22,623)
Total	$(16,939)	$15,914	$(28,291)

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
The effective income tax rate reported in the Company’s consolidated statements of operations varies from the Cayman income tax rate of 0.0% for the following items:

(in thousands)	2024		2023		2022
Earnings before income taxes	$329,783		$244,428		$(844,420)
Income tax at Cayman statutory tax rate	—	—%	—	—%	—	—%
Increase (decrease) in the income tax rate resulting from:
Foreign rate differential on entity level partnership tax	(1,381)	(0.42)%	5,050	2.07%	(19,099)	2.26%
Foreign subsidiaries taxed at different rates	(15,558)	(4.72)%	10,864	4.44%	(9,192)	1.09%
Total income tax expense / (benefit) and effective income tax rate	$(16,939)	(5.14)%	$15,914	6.51%	$(28,291)	3.35%
The Company recognizes the effects of a tax position in the financial statements only if, as of the reporting date, it is “more likely than not” to be sustained based on its technical merits and their applicability to the facts and circumstances of the tax position. Neither the Company, nor any of its foreign corporate subsidiaries, are subject to income tax examination in any jurisdiction in which they operate for any years prior to 2020.
At December 31, 2024, 2023 and 2022, the Company's unrecognized tax benefits relating to uncertain tax positions, excluding related interest and penalties, consisted of the following, none of which, if recognized, would impact the Company’s effective tax rate. As of December 31, 2024, the Company does not believe that there will be a significant change to the uncertain tax positions during the next 12 months.

(in thousands)	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Unrecognized tax benefits, beginning of period	$8,132	$6,291	$5,137
Increases in tax positions in prior periods	—	2,437	9,199
Decreases in tax positions in prior periods	(307)	—	—
Increases in tax positions in current periods	—	163	6,219
Decreases in tax positions in current periods	—	—	(14,264)
Lapse of statute of limitations	(6,120)	(759)	—
Unrecognized tax benefits, end of period	$1,705	$8,132	$6,291
The Company recognizes interest and penalties accrued related to unrecognized tax benefits as income tax expense. Related to the unrecognized tax benefits, the Company recorded interest expense in income tax expense of $1.5 million and $1.1 million during the years ended December 31, 2024 and 2023, respectively. As of December 31, 2022, there was no accrued interest recorded in the statements of financial position. There were no penalties accrued as of December 31, 2024, 2023 and 2022.
The following table presents the Company’s deferred income tax assets and liabilities before the impact of offsetting deferred income tax assets and liabilities within the same tax paying component of an entity and tax jurisdiction. Deferred tax assets are recognized within Other non-current assets in the Company’s statements of

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024, 2023 and 2022
financial position. Deferred tax liabilities are recognized within Other non-current liabilities in the Company’s statements of financial position.

(in thousands)	December 31, 2024	December 31, 2023
Deferred income tax assets:
Differences between book and tax basis:
Partnership investments	$—	$—
Other	6,244	4,587
Net operating loss carryforward	68,432	48,098
Total deferred income tax assets	$74,676	$52,685
Deferred income tax liabilities:
Differences between book and tax basis:
Partnership investments	$(21,406)	$(13,158)
Digital assets	(26,749)	(24,439)
Investment basis differences	(4,402)	(2,765)
Other	(2,096)	(2,989)
Total deferred income tax liability	(54,653)	(43,351)
Net deferred tax asset/(liability)	$20,023	$9,334
A valuation allowance is recorded when, based on the weight of all available evidence, management determines it is more likely than not that some portion or all of the deferred tax assets will not be realized. This analysis is complex and, amongst other factors, requires that management assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods, in order to utilize its deferred tax assets. Subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasting cash flows from operations and applying existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and/or its subsidiaries operate could limit the ability of the Company to realize tax deductions in future periods. As of December 31, 2024, 2023 and 2022, the Company did not record a valuation allowance as it is more likely than not that all deferred tax assets will be fully realized.
As of December 31, 2024 and 2023, the Company recognized a deferred tax asset of $68.4 million and $48.1 million, respectively, for tax loss carryforwards, none of which are subject to limitation.
26. SUBSEQUENT EVENTS
In March 2025, Galaxy entered into a 15-year agreement with CoreWeave to host high-performance computing and artificial intelligence infrastructure and deliver 133 MW of Critical IT Load at its Helios campus in West Texas.

APPENDIX A—APPROVED TOKEN LIST
The below chart sets forth the digital assets that our trading business may provide clients and counterparties access to as of March 31, 2025. The chart denotes (i) which digital assets our trading business may provide access to trade either (a) with “No Restrictions,” which our trading business may transact in the United States or with U.S. clients and counterparties or (b) “Non-U.S. Only,” which our trading business may transact only outside the United States with non-U.S. clients and counterparties and (ii) which digital assets our trading business may lend, in each case as of March 31, 2025. Digital assets which GalaxyOne Prime LLC (“GPL”) customers have held or traded through March 31, 2025 are also included in the chart below. Where there is sufficient demand to warrant an integration effort and additional liquidity commitment, GPL customers may be approved to trade additional digital assets so long as those digital assets are approved with “No Restrictions” for Galaxy’s broader trading counterparties and supported by one of GPL’s integrated custody partners. At this time, no GPL customers have been approved to trade digital assets other than those identified in the GPL column of the chart below.

Token	Trading		Lending	GPL
	No Restrictions	Non-U.S. Only
1INCH		X
AAVE	X		X
ADA*	X		X	X
AION		X
AKRO		X
AKT		X
ALGO*		X
ALPHA	X		X
AMP*		X
ANT	X		X
APE	X		X
APT		X
AR	X		X
ARB		X
ATOM*	X		X
AVAX	X		X	X
AWBTC	X		X
AXS*		X
BADGER		X
BAL	X		X
BAND		X
BAT	X		X
BCH	X		X	X
BEAM	X		X
BNB*		X
BNT	X		X
BONK	X		X
BRZ	X		X
BSV	X		X
BTC	X		X	X
BTRST		X
BUSD*	X		X
CBBTC	X		X
CFG	X		X
CNHT	X		X
COMP	X		X

CREAM		X
CRV	X		X
DAI	X		X	X
DASH*	X		X
DCR	X		X
DOGE	X		X
DOT	X		X
DYDX		X
ENJ	X		X
EOS	X		X
ERD		X
ETC	X		X
ETH	X		X	X
ETHW	X		X
EUROC	X		X
FBTC	X		X
FDUSD	X		X
FIL*	X		X
FLOW*		X
FOAM	X		X
FTM	X		X
FTT*		X
GMX		X
GRIN	X		X
GRT	X		X
GUSD	X		X
HBAR	X		X
HNS	X		X
HNT	X		X
HT	X		X
ICP*		X
IMX		X
INJ	X		X
KAVA		X
KCS		X
KLAY		X
KNC	X		X
KOIN	X		X
KSM	X		X
LDO		X
LEO		X
LINK	X		X
LND		X
LPT	X		X
LRC	X		X	X
LTC	X		X	X
LUNA*		X
MANA*	X		X
MATIC*	X		X
MFT		X

MKR	X		X
MONA	X		X
NEAR*	X		X
NEO	X		X
OMG*		X
OP		X
OXT	X		X
OXY		X
PAX	X		X
PAXG	X		X
PNUT	X		X
PYUSD	X		X
REN	X		X
RHOC	X		X
RLY*		X
RNDR	X		X
RUNE		X
RVN	X		X
S (formerly FTM)	X		X
SAI	X		X
SAND*		X
SEI	X		X
SHIB	X		X
SNX	X		X
SOL*	X		X	X
stETH		X
STX	X		X
SUI		X
SUSHI	X		X
SXP		X
SYN		X
TIA		X
TON	X		X
TRAXX		X
TRX*		X
TUSD	X		X
UNI	X		X
USDC	X		X	X
USDG	X		X
USDT	X		X	X
VBK	X		X
VET	X		X
WAVES	X		X
WBTC	X		X
WCFG	X		X
WIF	X		X
WLD		X
XEM	X		X
XLM	X		X
XMR	X		X	X

XRP	X		X
XTZ	X		X
YFI	X		X
ZEC		X
ZIL		X		X
ZRX	X		X
_______________
*Identified by the SEC in complaints not involving Galaxy as having been offered and sold as “securities.”
In addition to the above list, Trading may transact in USTB, representing ownership in the Superstate Short Duration US Government Securities Fund (the “USTB Fund”), with other eligible investors in the USTB Fund who are “qualified purchasers” under the Investment Company Act and “accredited investors” under Regulation D.

31,600,000 Shares
Class A common stock
PROSPECTUS

Goldman Sachs & Co. LLC	Jefferies	Morgan Stanley

Canaccord Genuity	Cantor	Keefe, Bruyette & Woods A Stifel Company	Piper Sandler	BTIG

ATB Capital Markets	The Benchmark Company	Compass Point	H.C. Wainwright & Co.	Rosenblatt
Galaxy Digital Partners (solely as a strategic advisor)
May 29, 2025